      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2009

                   Registration Nos. 333-157121 and 811-22024

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        Pre-Effective Amendment No. 1                        |X|

                        Post-Effective Amendment No.                         |_|

                                     and/or

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                               Amendment No. 8          |X|

                   COMMONWEALTH ANNUITY SEPARATE ACCOUNT A OF
                 COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                 COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
                               (Name of Depositor)

                          132 Turnpike Road, Suite 210
                        Southborough, Massachusetts 01772
                            Telephone: (508) 460-2400
               (Address of Depositor's Principal Executive Office)

   Scott D. Silverman, Vice President, General Counsel and Corporate Secretary
                 Commonwealth Annuity and Life Insurance Company
                          132 Turnpike Road, Suite 210
                        Southborough, Massachusetts 01772
                            Telephone: (508) 460-2408
               (Name and Address of Agent for Service of Process)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                                   ----------

                      TITLE OF SECURITIES BEING REGISTERED:
    Units of interest in a separate account under flexible premium individual deferred variable annuity contracts.

                Commonwealth Annuity and Life Insurance Company


                    Commonwealth Annuity Separate Account A
                      Commonwealth Annuity Annuity Horizon
                                Variable Annuity



    Supplement dated June [15], 2009 to the Prospectus dated June [15], 2009


                      EXCHANGE OFFER TO CERTAIN OWNERS OF
                SCUDDER GATEWAY ELITE VARIABLE ANNUITY CONTRACTS


This Supplement describes an exchange offer applicable to certain contract owners of the Scudder Gateway Elite Variable Annuity ("Scudder VA") contract who elect to exchange their contract for the Commonwealth Annuity Horizon Variable Annuity ("Horizon VA") contract offered by us through the Commonwealth Annuity Separate Account A. The purpose of this Supplement is to describe the exchange offer and explain to you the costs, terms, and features of the Horizon VA contract that may differ from your Scudder VA contract. We may commence, suspend, modify, or withdraw this exchange offer at any time without notice in our sole discretion.


PLEASE NOTE: THERE IS NO DEATH BENEFIT CARRYOVER FROM THE SCUDDER VA CONTRACT TO
             THE HORIZON VA CONTRACT. IF YOUR SCUDDER VA DEATH BENEFIT IS GREATER THAN YOUR SCUDDER VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


EXCHANGE OFFER ELIGIBILITY. In order to qualify for the exchange offer, your Accumulated Value (after adjusting for any positive market value adjustment) must be at least $2,000 and the older annuitant must not have attained age 91 as of the issue date for the Horizon VA contract. In addition, all contract owners must consent to the exchange, and partial surrenders or exchange will not be permitted. We reserve the right to make this exchange offer only to customers of selling firms.



HOW THE EXCHANGE OFFER WORKS. If you exchange your Scudder VA contract for the Horizon VA contract, the exchange will constitute a full surrender and replacement of your Scudder VA contract (although we will waive any annual contract fee, negative market value adjustment, premium taxes, and surrender charge that would otherwise be applicable). We will consider your Accumulated Value in the Scudder VA contract as of the valuation date of the exchange, adjusted to reflect any positive market value adjustment, to be the initial purchase payment for the Horizon VA contract. If you own more than one Scudder VA contract or another contract issued by us that is eligible for the exchange offer, you may surrender more than one of these contracts as part of the exchange offer. All programs and riders on your Scudder VA contract will terminate upon exchange and will not automatically carry forward to the Horizon VA Contract. We will not deduct any premium taxes upon purchase of the Horizon VA.



To effect an exchange, please send to us at our Service Center (1) a completed application for the new Horizon VA contract, (2) your Scudder VA contract, and
(3) a signed Supplemental Replacement Acknowledgment Form. We reserve the right to reject any application for exchange.


FACTORS TO CONSIDER. You need to carefully evaluate your personal financial situation to decide whether to accept or reject this exchange offer. THIS EXCHANGE OFFER IS NOT INTENDED FOR ALL OWNERS AND IN CERTAIN CIRCUMSTANCES MAY NOT BE IN YOUR BEST INTEREST. In particular, please note the following:


/ / DEATH BENEFIT: There is no death benefit carryover from your current contract to the Horizon VA contract. The Accumulated Value under your current contract (adjusted to reflect any positive market value adjustment) will become your initial death benefit under the Horizon VA contract. And, if you own an enhanced death benefit rider, it will terminate upon exchange. THIS MEANS THAT IF YOUR CURRENT DEATH BENEFIT IS GREATER THAN YOUR CURRENT ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

    You should also understand that the Horizon VA contract does NOT provide a guaranteed minimum death benefit - the death benefit will equal the current Contract Value (less any applicable premium taxes) and will decrease if your Contract Value decreases.

       - You should exchange your current contract only if any loss in the value of your death benefit will be outweighed by the benefits of the Horizon VA contract (such as a later maximum annuity date, a lower mortality and expense risk charge, and no surrender charge).

           - A later maximum annuity date may be suitable only if you are nearing your annuity date (at which time the death benefit under your existing contract will terminate), you are not ready to begin taking distributions from your contract, and any potential loss in death benefit protection upon exchange will be outweighed by the additional time provided under the Horizon VA contract for potential increases in the value of your contract before annuitizing.

           - A lower mortality and expense risk charge may be suitable only if you expect to hold the Horizon VA contract long enough that the cost savings you experience will outweigh any potential loss in death benefit protection.

           - The absence of any surrender charge is suitable only if you plan on making purchase payments under the Horizon VA AND you intend to surrender, take withdrawals, or annuitize within a certain period of time after doing so.


           - The exchange also may be suitable for you if you currently own an optional death benefit rider and you have determined that you no longer need the protection it provides for your beneficiaries (E.G., your children are grown) and therefore you do not want to continue paying the fee for the rider.


/ /  OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER: If you own the
    M-GAP Rider, it will terminate upon exchange.

       - If you own the M-GAP Rider, you should discuss with your financial advisor the higher guaranteed minimum annuity payments you may be giving up if you exchange your contract, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.


/ / GUARANTEED ANNUITY RATES: The guaranteed annuity option rates under the Horizon VA contract are less favorable than the guaranteed annuity option rates under your current contract. This means that for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under your current contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


       - You should discuss with your financial advisor the potentially higher annuity payments you may be giving up if you exchange your contract, particularly if you are nearing the date when you may begin receiving annuity payments.

/ / FIXED ACCOUNT OPTION: There is no fixed account option under the Horizon VA contract. All of your Contract Value in the Horizon VA contract will fluctuate based on the performance of the subaccounts in which you invest, and we do not guarantee these amounts. You could lose some or all of your investment during market downturns.

/ / VARIABLE ANNUITY PAYMENT OPTIONS: We do not offer variable annuity payment options under the Horizon VA contract. If you decide to annuitize your Contract Value, your annuity payments will be fixed in amount and will not reflect the investment experience of any subaccount.

We encourage you to carefully read all materials and prospectuses with your financial advisor to determine if the Horizon VA contract is suitable for you given your planning and investment needs, financial status, and retirement goals. Make sure that you understand the different contract features, PARTICULARLY THE LEVEL OF DEATH BENEFIT PROTECTION, prior to making a final decision to exchange your contract for the Horizon VA contract. Also, please discuss the tax consequences of this exchange with your tax adviser, as we make no representation regarding the tax consequences of an exchange. The following appendices attached to this Supplement provide a brief comparison of the various costs, terms, and features of the Horizon VA contract and your current contract, although you should carefully read the prospectus for each contract for a more complete explanation:

    - APPENDIX A - Comparison of Fees and Charges

    - APPENDIX B - Comparison of Death Benefits

    - APPENDIX C - Comparison of M-GAP Rider, Maximum Annuity Date, Life
                   Expectancy Distributions, Guaranteed Annuity Rates, and Underlying Fund Investment Options

    - APPENDIX D - Comparison of Other Contract Terms and Features

    - APPENDIX E - Federal Income Tax Considerations


CANCELLATION OF EXCHANGE. If you decide to exchange your contract for the Horizon VA contract, you may later cancel the Horizon VA contract for any reason within ten days (in some states longer) of your receipt of the contract. Please return your contract as well as a letter instructing us to cancel your contract. We will cancel your Horizon VA contract and refund to you an amount that will vary depending on the state in which your Horizon VA contract was issued (but in no event will be less than your Contract Value under the Horizon VA at the time of cancellation). The refunded amount may be more or less than the Accumulated Value we originally transferred to the Horizon VA contract.


SALES COMPENSATION. Your registered representative's selling firm may or may not currently be receiving compensation in the form of ongoing trail commissions relating to your current contract. If you exchange your contract for the Horizon VA contract, we will pay ongoing trail commissions typically for as long as the Horizon VA contract remains in effect. This amount may be higher than the trail commissions paid under your current contract (if any), and the selling firm may pass on a portion of these payments to your registered representative. The prospect of receiving this compensation may provide selling firms and/or their registered representatives with an incentive to recommend the exchange offer, and you may wish to take this into account when considering and evaluating the exchange offer. For more information, please ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with the exchange of your current contract for the Horizon VA contract.

                                *      *      *


The information provided in this Supplement is a summary of certain pertinent information, and does not take into account state variations, if any. The Horizon VA prospectus contains a more complete explanation of the terms and features discussed in the appendices, as well as additional information about the Horizon VA contract. We encourage you to carefully read the Horizon VA prospectus prior to making a final decision to exchange your Scudder VA contract into the Horizon VA contract. To obtain a free copy of the Horizon VA prospectus, please contact your registered representative or call 1-800-533-7881. If you have any questions or are interested in exchanging your Scudder VA contract pursuant to this exchange offer, please contact your registered representative. Please keep this Supplement and retain it for future reference.

                  APPENDIX A - COMPARISON OF FEES AND CHARGES


PLEASE NOTE THAT IF YOU EXCHANGE INTO THE HORIZON VA CONTRACT, WE WILL WAIVE ANY ANNUAL CONTRACT FEE, NEGATIVE MARKET VALUE ADJUSTMENT, PREMIUM TAXES, AND SURRENDER CHARGE THAT WOULD OTHERWISE BE ASSESSED UPON SURRENDER OF THE SCUDDER VA CONTRACT.



      FEES AND CHARGES                  SCUDDER VA                     HORIZON VA
      ----------------                  ----------                     ----------
Maximum Sales Charge (as a                 None                           None
percentage of purchase
payments)

Maximum Surrender Charge (as               7.0%                           None
a percentage of purchase
payments withdrawn)

State Premium Taxes             0% - 3.5% (varies by state)    0% - 3.5% (varies by state)

Transfer Charge                  $25 for each transfer in                 None
                                 excess of 12 per contract
                                           year

                                 This fee is currently not
                                         charged.

Annual Contract Fee                   $35 per year               $30 per year (deducted
                               Also deducted upon surrender             monthly)
                                 and waived if Accumulated
                                Value(1) is $50,000 or more    Waived if Contract Value(2)
                                or for contracts issued to         is $50,000 or more.
                                and maintained by a 401(k)
                                       plan trustee.

Mortality & Expense Risk              1.25% annually                 0.60% annually
Charge (as a percentage of
average daily net assets in
the subaccounts)

Administrative Expense                0.15% annually                 0.15% annually
Charge/ Administration Charge
(as a percentage of average
daily net assets in the
subaccounts)

Total Annual Underlying Fund    0.33% to 1.88% (gross fees     0.68% to 1.64% (gross fees
Operating Expenses (based on   before any expense waivers or  before any expense waivers or
average daily net assets as           reimbursements)                reimbursements)
of December 31, 2008)


------------------------------

(1) ACCUMULATED VALUE is equal to the sum of the values in the subaccounts, the fixed account, and the guarantee period accounts.

(2) CONTRACT VALUE is equal to the sum of the values in the subaccounts. There is no fixed account or guarantee period account under the Horizon VA contract.

                   APPENDIX B - COMPARISON OF DEATH BENEFITS


STANDARD DEATH BENEFIT. Under the Scudder VA contract, a death benefit is payable upon the death of an ANNUITANT OR AN OWNER before the annuity date, whereas under the Horizon VA contract, a death benefit is payable only upon the death of an OWNER before the annuity date (unless the sole owner is a non-natural person, in which case we will pay a death benefit upon the death of an annuitant).


It is important for you to understand that only the Scudder VA contract provides a guaranteed minimum death benefit:

- Under the Scudder VA contract, the greatest value of (1), (2), or (3) in the table below is paid if the annuitant dies before the annuity date.

- The Horizon VA contract does NOT offer a guaranteed minimum death benefit. Instead, the death benefit equals the current Contract Value (less any applicable premium taxes).

The following chart is intended to help you understand the differences between the Scudder VA and Horizon VA death benefits:

        DEATH BENEFIT                   SCUDDER VA                     HORIZON VA
        -------------                   ----------                     ----------
Death of Owner (who is not     Accumulated Value increased    Contract Value, less any
the annuitant under the        by any positive market value   applicable premium taxes.
Scudder VA contract):          adjustment.

Death of Annuitant (including  Greatest of:                   No death benefit is payable.
owner who is the annuitant
under the Scudder VA           1.  Accumulated Value
contract):                         increased by any positive
                                   market value adjustment;

                               2.  Gross purchase payments
                                   accumulated daily at an
                                   effective annual yield of
                                   5%, decreased
                                   proportionately to
                                   reflect withdrawals; or

                               3.  The death benefit that
                                   would have been payable
                                   on the most recent
                                   contract anniversary,
                                   increased for subsequent
                                   purchase payments and
                                   decreased proportionately
                                   for subsequent
                                   withdrawals.

PLEASE NOTE THAT THERE IS NO DEATH BENEFIT CARRYOVER FROM THE SCUDDER VA CONTRACT TO THE HORIZON VA CONTRACT. IF YOUR SCUDDER VA DEATH BENEFIT IS GREATER THAN YOUR SCUDDER VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


On the valuation date of the exchange, the Accumulated Value under your Scudder VA contract (adjusted to reflect any positive market value adjustment) will be the initial purchase payment for the Horizon VA. This amount will also be your initial death benefit value, which likely will be lower than the death benefit value you had under your Scudder VA contract at the time of the exchange, especially if you have an enhanced death benefit rider (see below - "Optional Death Benefit Rider"). Thereafter, the Horizon VA death benefit will decrease if your Contract Value decreases. This means that the amount of any death benefit we pay under the Horizon VA contract may ultimately be less than the Accumulated Value carried over from the Scudder VA contract, and may be less than the amount of total purchase payments you made under the Scudder VA and Horizon VA contracts.


Please make sure that you understand your current (and potential) death benefit value in the Scudder VA contract as well as the potential death benefit value you would have under the Horizon VA contract. You should discuss these values with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you.


OPTIONAL DEATH BENEFIT RIDER. The Scudder VA contract offers an Optional Enhanced Earnings Rider for an additional charge. Subject to certain conditions, in the event that the annuitant dies prior to the annuity date this rider provides for an additional amount to be paid to the beneficiary equal to the greater of $0 and the lesser of: (1) 50-200% (depending on the annuitant's age at issue) of gross purchase payments not previously withdrawn (aside from the initial purchase payment, this does not include purchase payments made during the 12-month period immediately prior to the date of death); and (2) 25-40% (depending on the annuitant's age at issue) of the difference between the Accumulated Value and gross purchase payments not previously withdrawn.


THIS RIDER IS NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own this rider under your Scudder VA contract, it will not be carried over to the Horizon VA contract. Instead, it will terminate upon exchange without any refund of the rider charges you have paid. IF YOUR OPTIONAL ENHANCED EARNINGS RIDER BENEFIT IS GREATER THAN ZERO, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

         APPENDIX C - COMPARISON OF M-GAP RIDER, MAXIMUM ANNUITY DATE,
            LIFE EXPECTANCY DISTRIBUTIONS, GUARANTEED ANNUITY RATES,
                     AND UNDERLYING FUND INVESTMENT OPTIONS

OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER. The Scudder VA contract also offered an Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider for an additional charge, although sales of this rider were discontinued on January 31, 2002. This rider provides a guaranteed minimum amount of fixed annuity lifetime income during the annuity payout phase after a 10- or 15-year waiting period, subject to certain conditions. If you own this rider, we have been calculating a "minimum guaranteed annuity payout benefit base" on each contract anniversary, and we will use this value (rather than your Accumulated Value) to determine annuity payments if you exercise the rider. At the time you become eligible to exercise the rider, your annuity payments likely would be greater if you exercise the rider than if you take annuity payments without exercising the rider if your minimum guaranteed annuity payout benefit base is higher than your Accumulated Value at that time.

THIS RIDER IS NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own this rider, it will not be carried over to the Horizon VA contract. Instead, it will terminate upon exchange without any refund of the rider charges you have paid. Please make sure that you understand your current (and potential) minimum guaranteed annuity payout benefit base (and potential for higher annuity payments) in the Scudder VA contract. You should discuss this potential loss of higher annuity payments with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.

MAXIMUM ANNUITY DATE. Until the annuity date (when you begin receiving annuity payments), your contract is in the accumulation phase and you can typically continue to make purchase payments and retain the contract death benefit. Under the Scudder VA contract, the latest annuity date permitted is typically the first day of the month before the annuitant's 90th birthday.

Under the Horizon VA contract, the latest annuity date permitted is typically no later than the valuation date on or next following the later of: (1) 10 years from the date of issue; or (2) the first day of the month following the month in which the older annuitant attains age 99. Please note that if the annuity date occurs (or is scheduled to occur) when the annuitant has reached an advanced age, it is possible that the Internal Revenue Service (the "IRS") could take the position that the Horizon VA Contract should not be treated as an annuity contract for federal income tax purposes. In that event, the income and gains under the Horizon VA contract would be currently includible in your income. You should discuss these issues with your tax adviser prior to exchanging your contract.

LIFE EXPECTANCY DISTRIBUTIONS. Prior to the annuity date, an owner of a Scudder VA contract may choose to receive a series of systematic withdrawals, without surrender charge, pursuant to the life expectancy distribution ("LED") option. Under this feature, each calendar year a fraction of the Accumulated Value is withdrawn based on the owner's life expectancy (or the joint life expectancy of the owner and a beneficiary.) This feature is not offered under the Horizon VA contract.


GUARANTEED ANNUITY RATES. The guaranteed annuity option rates under your Scudder VA contract are calculated using a different mortality table and interest rate than the guaranteed rates under the Horizon VA contract and are more favorable. As a result, for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under the Scudder VA contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


UNDERLYING FUND INVESTMENT OPTIONS. The Horizon VA contract may offer underlying funds that are the same as those currently offered under your Scudder VA contract as well as other underlying funds managed by affiliated and unaffiliated portfolio managers. Not all underlying funds currently offered in your existing contract may be available in the Horizon VA contract, and annual underlying fund operating expenses may be higher than those in your Scudder VA contract.

         APPENDIX D - COMPARISON OF OTHER CONTRACT TERMS AND FEATURES.


  OTHER TERMS AND FEATURES              SCUDDER VA                     HORIZON VA
  ------------------------              ----------                     ----------
MINIMUM SUBSEQUENT PURCHASE                $100                           $250
PAYMENT

MAXIMUM CUMULATIVE PURCHASE                None                        $5,000,000
PAYMENTS ALLOWED UNDER
CONTRACT (WITHOUT OUR
APPROVAL)

TRANSFER RESTRICTIONS            Transfers to a guarantee     - Transfers in excess of
                                 period account must be at    $250,000 per contract, per
                                       least $1,000.            day, must be requested
                                                                through U.S. mail.
                                                              - Transfers into and out of
                                                              one subaccount in excess of
                                                                $50,000, per day, may need
                                                                to be requested through
                                                                U.S. mail.

                                                              - Transfers may be limited to
                                                              12 per contract year.

MINIMUM WITHDRAWAL AMOUNT                  $100                           None

RESERVATION OF RIGHT TO                    None               Contract may terminate if no
AUTOMATICALLY TERMINATE                                        purchase payments have been
CONTRACT                                                      made for two years, Contract
                                                              Value is less than $2,000 at
                                                               end of two-year period, and
                                                                 the sum of all purchase
                                                                   payments, less any
                                                                withdrawals, is less than
                                                                $2,000 at end of two-year
                                                                         period

FREE WITHDRAWAL AMOUNT            Each calendar year, the                  N/A
                                    greatest of 100% of
                                cumulative earnings, 15% of
                               Accumulated Value (reduced by
                               prior withdrawals made in the
                                same calendar year to which
                                  no surrender charge was
                                   applied), or amounts
                                 calculated under the life
                                  expectancy distribution
                                     ("LED") feature.

FIXED ACCOUNT INVESTMENT        Currently one fixed account               None
OPTION(S)                       option and nine "guarantee
                                period" investment options
                                (varying in duration from 2
                                to 10 years) that provide a
                                  3.0% guaranteed minimum
                                      interest rate.

MARKET VALUE ADJUSTMENT             Applies to amounts                    None
                                  transferred, withdrawn,
                                 surrendered, and applied
                               under an annuity option from
                                a guarantee period account
                                  before its expiration.

PROGRAM TO PROTECT PRINCIPAL     Ensures that if an owner                  N/A
AND PROVIDE GROWTH POTENTIAL   allocates a purchase payment
                               to a guarantee period and one
                                  or more subaccounts in
                                accordance with allocation
                               instructions we provide, the
                               value in the guarantee period
                                account at expiration will
                                equal the purchase payment
                                 (assuming no transfers or
                               withdrawals and less contract
                                     fees and charges)

DOLLAR COST AVERAGING,                   Available                      Available
AUTOMATIC ACCOUNT/ASSET
REBALANCING, AND SYSTEMATIC
WITHDRAWALS

LOANS                              Available to certain               Not permitted
                                   qualified contracts.

ANNUITY OPTIONS                              6                              5

                                 Variable annuity payment       Variable annuity payment
                                 options permitted only if       options not available.
                                funded through the DWS Core
                               Fixed Income VIP, DWS Growth
                               and Income VIP, DWS Balanced
                                VIP, and DWS Blue Chip VIP
                                       subaccounts.

OWNERS                         Joint owners are permitted if   Joint owners are permitted.
                                   one of the two is the
                                        annuitant.

ANNUITANTS                       Joint annuitants are not         Joint annuitants are
                                        permitted.                  permitted only in
                                                                non-qualified contracts.
                                                               Under qualified contracts,
                                                               the owner and the annuitant
                                                               generally must be the same
                                                                       individual.

BENEFICIARIES                    No specific rules apply.     In the case of joint owners,
                                                              the surviving joint owner is
                                                                automatically the primary
                                                                beneficiary and cannot be
                                                                        changed.

                 APPENDIX E - FEDERAL INCOME TAX CONSIDERATIONS

You can find information about the federal income tax aspects of the Horizon VA contract in the section headed "Federal Tax Matters" in the Horizon VA prospectus. The following is a discussion of federal income tax issues relating specifically to the exchange offer. IN ANY EVENT, IF YOU ARE CONSIDERING ACCEPTING THE EXCHANGE OFFER YOU SHOULD CONSULT A TAX ADVISER FOR A MORE COMPLETE EXPLANATION OF THE TAX CONSEQUENCES OF DOING SO.

- TAX CONSEQUENCES OF ACCEPTING THE EXCHANGE OFFER AND DISTRIBUTIONS FROM THE NEW HORIZON VA CONTRACT AFTER THE EXCHANGE. The exchange of a Scudder VA contract for a Horizon VA contract should generally qualify for non-recognition of gain or loss under section 1035 of the Internal Revenue Code (the "Code"), provided that the owner(s) of and the annuitant(s) under the new Horizon VA contract received in exchange for the Scudder VA contract are the same. This means that if you accept the exchange offer and no change of owners or annuitants occurs in connection with the exchange, there should be no current tax consequence to the exchange. When a distribution from the new Horizon VA contract occurs, however, amounts received in the distribution may be taxable, as described in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-headings "Taxation of Partial and Full Withdrawals" and "Taxation of Annuity Payments." In determining the amount that is taxable in each such distribution, you will be able to count your "investment in the contract" immediately before the exchange under the Scudder VA contract as "investment in the contract" for the new Horizon VA contract received in the exchange.

- POSSIBLE LOSS OF GRANDFATHERING. When new tax legislation is enacted, transactions that have occurred before the enactment are frequently "grandfathered," that is, the legislation exempts such transaction from its effects. Although most significant tax legislation affecting annuity contracts (E.G., provisions relating to required distributions, the penalty tax on premature distributions, and the treatment of withdrawals) was enacted before the Scudder VA contracts were issued and the Scudder VA contracts were therefore not grandfathered under the legislation, it is possible, though unlikely, that some of the Scudder VA contracts could be grandfathered under such legislation. In that case, acceptance of the exchange offer would likely result in loss of the grandfathered status of the Scudder VA contracts for the new Horizon VA contracts received in the exchange.

- AGGREGATION OF CONTRACTS. As discussed in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-heading "Aggregation of Contracts," the taxable amount of an annuity payment or withdrawal from a "non-qualified contract" (I.E., a contract that does not receive favorable tax treatment under Sections 401, 403, 408, 408A, or 457 of the Code) may be determined by combining some or all of the non-qualified contracts you own. For example, if you exchange more than one Scudder VA contract for several non-qualified Horizon VA contracts or if you purchase another deferred non-qualified contract from us during the same calendar year that you exercise the exchange offer, the Internal Revenue Service will treat your contracts as one contract. This could affect the taxable amount of annuity payments or withdrawals from one or more of the deferred non-qualified annuity contracts you own.


- 403(b) PLANS. If your Scudder VA contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that the exchange offer complies with applicable tax requirements and to decline your acceptance of the exchange offer if it is not in compliance. We will defer acting on your acceptance of the exchange offer until all information required under the tax law has been received. By accepting the exchange offer, you consent to the sharing of confidential information about you, the Scudder VA and Horizon VA contracts, and transactions under the Scudder VA and Horizon VA contracts and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

                Commonwealth Annuity and Life Insurance Company


                    Commonwealth Annuity Separate Account A
                          Commonwealth Annuity Horizon
                                Variable Annuity



    Supplement dated June [15], 2009 to the Prospectus dated June [15], 2009


                      EXCHANGE OFFER TO CERTAIN OWNERS OF
                SCUDDER GATEWAY PLUS VARIABLE ANNUITY CONTRACTS


This Supplement describes an exchange offer applicable to certain contract owners of the Scudder Gateway Plus Variable Annuity ("Scudder VA") contract who elect to exchange their contract for the Commonwealth Annuity Horizon Variable Annuity ("Horizon VA") contract offered by us through the Commonwealth Annuity Separate Account A. The purpose of this Supplement is to describe the exchange offer and explain to you the costs, terms, and features of the Horizon VA contract that may differ from your Scudder VA contract. We may commence, suspend, modify, or withdraw this exchange offer at any time without notice in our sole discretion.


PLEASE NOTE: THERE IS NO DEATH BENEFIT CARRYOVER FROM THE SCUDDER VA CONTRACT TO
             THE HORIZON VA CONTRACT. IF YOUR SCUDDER VA DEATH BENEFIT IS GREATER THAN YOUR SCUDDER VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


EXCHANGE OFFER ELIGIBILITY. In order to qualify for the exchange offer, your Accumulated Value (after adjusting for any positive market value adjustment) must be at least $2,000 and the older annuitant must not have attained age 91 as of the issue date for the Horizon VA contract. In addition, all contract owners must consent to the exchange, and partial surrenders or exchange will not be permitted. Finally, you must not have made any purchase payments during the twelve months prior to the date of the exchange. We reserve the right to make this exchange offer only to customers of selling firms.



HOW THE EXCHANGE OFFER WORKS. If you exchange your Scudder VA contract for the Horizon VA contract, the exchange will constitute a full surrender and replacement of your Scudder VA contract (although we will waive any annual contract fee, negative market value adjustment, premium taxes, and surrender charge that would otherwise be applicable). We will consider your Accumulated Value in the Scudder VA contract as of the valuation date of the exchange, adjusted to reflect any positive market value adjustment, to be the initial purchase payment for the Horizon VA contract. If you own more than one Scudder VA contract or another contract issued by us that is eligible for the exchange offer, you may surrender more than one of these contracts as part of the exchange offer. All programs and riders on your Scudder VA contract will terminate upon exchange and will not automatically carry forward to the Horizon VA Contract. We will not deduct any premium taxes upon purchase of the Horizon VA.



To effect an exchange, please send to us at our Service Center (1) a completed application for the new Horizon VA contract, (2) your Scudder VA contract, and
(3) a signed Supplemental Replacement Acknowledgment Form. We reserve the right to reject any application for exchange.


FACTORS TO CONSIDER. You need to carefully evaluate your personal financial situation to decide whether to accept or reject this exchange offer. THIS EXCHANGE OFFER IS NOT INTENDED FOR ALL OWNERS AND IN CERTAIN CIRCUMSTANCES MAY NOT BE IN YOUR BEST INTEREST. In particular, please note the following:


/ / DEATH BENEFIT: There is no death benefit carryover from your current contract to the Horizon VA contract. The Accumulated Value under your current contract (adjusted to reflect any positive market value adjustment) will become your initial death benefit under the Horizon VA contract. And, if you own an enhanced death benefit rider, it will terminate upon exchange. THIS MEANS THAT IF YOUR CURRENT DEATH BENEFIT IS GREATER THAN YOUR CURRENT ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

    You should also understand that the Horizon VA contract does NOT provide a guaranteed minimum death benefit - the death benefit will equal the current Contract Value (less any applicable premium taxes) and will decrease if your Contract Value decreases.

       - You should exchange your current contract only if any loss in the value of your death benefit will be outweighed by the benefits of the Horizon VA contract (such as a lower mortality and expense risk charge and no surrender charge).

           - A lower mortality and expense risk charge may be suitable only if you expect to hold the Horizon VA contract long enough that the cost savings you experience will outweigh any potential loss in death benefit protection.

           - The absence of any surrender charge is suitable only if you plan on making purchase payments under the Horizon VA AND you intend to surrender, take withdrawals, or annuitize within a certain period of time after doing so.


           - The exchange also may be suitable for you if you currently own an optional death benefit rider and you have determined that you no longer need the protection it provides for your beneficiaries (E.G., your children are grown) and therefore you do not want to continue paying the fee for the rider.


/ /  OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER: If you own the
    M-GAP Rider, it will terminate upon exchange.

       - If you own the M-GAP Rider, you should discuss with your financial advisor the higher guaranteed minimum annuity payments you may be giving up if you exchange your contract, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.


/ / GUARANTEED ANNUITY RATES: The guaranteed annuity option rates under the Horizon VA contract are less favorable than the guaranteed annuity option rates under your current contract. This means that for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under your current contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


       - You should discuss with your financial advisor the potentially higher annuity payments you may be giving up if you exchange your contract, particularly if you are nearing the date when you may begin receiving annuity payments.

/ / FIXED ACCOUNT OPTION: There is no fixed account option under the Horizon VA contract. All of your Contract Value in the Horizon VA contract will fluctuate based on the performance of the subaccounts in which you invest, and we do not guarantee these amounts. You could lose some or all of your investment during market downturns.

/ / VARIABLE ANNUITY PAYMENT OPTIONS: We do not offer variable annuity payment options under the Horizon VA contract. If you decide to annuitize your Contract Value, your annuity payments will be fixed in amount and will not reflect the investment experience of any subaccount.

/ / PAYMENT CREDITS (BONUS): We do not apply any payment credits under the Horizon VA contract.

       - You should consider whether exchanging your current contract is suitable for you if you plan on making many purchase payments (or one or more purchase payments that are high in dollar amount) under the Horizon VA, because you will no longer receive a 4% bonus on those purchase payments.

We encourage you to carefully read all materials and prospectuses with your financial advisor to determine if the Horizon VA contract is suitable for you given your planning and investment needs, financial status, and retirement goals. Make sure that you understand the different contract features, PARTICULARLY THE LEVEL OF DEATH BENEFIT PROTECTION, prior to making a final decision to exchange your contract for the Horizon VA contract. Also, please discuss the tax consequences of this exchange with your tax adviser, as we make no representation regarding the tax consequences of an exchange. The following appendices attached to this Supplement provide a brief comparison of the various costs, terms, and features of the Horizon VA contract and your current contract, although you should carefully read the prospectus for each contract for a more complete explanation:

    - APPENDIX A - Comparison of Fees and Charges

    - APPENDIX B - Comparison of Death Benefits


    - APPENDIX C - Comparison of M-GAP Rider, Maximum Annuity Date, Life
                   Expectancy Distributions, Guaranteed Annuity Rates, and Underlying Fund Investment Options


    - APPENDIX D - Comparison of Other Contract Terms and Features

    - APPENDIX E - Federal Income Tax Considerations


CANCELLATION OF EXCHANGE. If you decide to exchange your contract for the Horizon VA contract, you may later cancel the Horizon VA contract for any reason within ten days (in some states longer) of your receipt of the contract. Please return your contract as well as a letter instructing us to cancel your contract. We will cancel your Horizon VA contract and refund to you an amount that will vary depending on the state in which your Horizon VA contract was issued (but in no event will be less than your Contract Value under the Horizon VA at the time of cancellation). The refunded amount may be more or less than the Accumulated Value we originally transferred to the Horizon VA contract.


SALES COMPENSATION. Your registered representative's selling firm may or may not currently be receiving compensation in the form of ongoing trail commissions relating to your current contract. If you exchange your contract for the Horizon VA contract, we will pay ongoing trail commissions typically for as long as the Horizon VA contract remains in effect. This amount may be higher than the trail commissions paid under your current contract (if any), and the selling firm may pass on a portion of these payments to your registered representative. The prospect of receiving this compensation may provide selling firms and/or their registered representatives with an incentive to recommend the exchange offer, and you may wish to take this into account when considering and evaluating the exchange offer. For more information, please ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with the exchange of your current contract for the Horizon VA contract.

                                *      *      *


The information provided in this Supplement is a summary of certain pertinent information, and does not take into account state variations, if any. The Horizon VA prospectus contains a more complete explanation of the terms and features discussed in the appendices, as well as additional information about the Horizon VA contract. We encourage you to carefully read the Horizon VA prospectus prior to making a final decision to exchange your Scudder VA contract into the Horizon VA contract. To obtain a free copy of the Horizon VA prospectus, please contact your registered representative or call 1-800-533-7881. If you have any questions or are interested in exchanging your Scudder VA contract pursuant to this exchange offer, please contact your registered representative. Please keep this Supplement and retain it for future reference.

                  APPENDIX A - COMPARISON OF FEES AND CHARGES


PLEASE NOTE THAT IF YOU EXCHANGE INTO THE HORIZON VA CONTRACT, WE WILL WAIVE ANY ANNUAL CONTRACT FEE, NEGATIVE MARKET VALUE ADJUSTMENT, PREMIUM TAXES, AND SURRENDER CHARGE THAT WOULD OTHERWISE BE ASSESSED UPON SURRENDER OF THE SCUDDER VA CONTRACT.



      FEES AND CHARGES                  SCUDDER VA                     HORIZON VA
      ----------------                  ----------                     ----------
Maximum Sales Charge (as a                 None                           None
percentage of purchase
payments)

Maximum Surrender Charge (as               8.5%                           None
a percentage of purchase
payments withdrawn)

State Premium Taxes             0% - 3.5% (varies by state)    0% - 3.5% (varies by state)

Transfer Charge                  $25 for each transfer in                 None
                                 excess of 12 per contract
                                           year

                                 This fee is currently not
                                         charged.

Annual Contract Fee                   $35 per year               $30 per year (deducted
                               Also deducted upon surrender             monthly)
                                 and waived if Accumulated
                                Value(1) is $75,000 or more    Waived if Contract Value(2)
                                or for contracts issued to         is $50,000 or more.
                                and maintained by a 401(k)
                                       plan trustee.

Mortality & Expense Risk              1.25% annually                 0.60% annually
Charge (as a percentage of
average daily net assets in
the subaccounts)

Administrative Expense                0.15% annually                 0.15% annually
Charge/ Administration Charge
(as a percentage of average
daily net assets in the
subaccounts)

Total Annual Underlying Fund    0.33% to 1.88% (gross fees     0.68% to 1.64% (gross fees
Operating Expenses (based on   before any expense waivers or  before any expense waivers or
average daily net assets as           reimbursements)                reimbursements)
of December 31, 2008)


------------------------------

(1) ACCUMULATED VALUE is equal to the sum of the values in the subaccounts, the fixed account, and the guarantee period accounts.

(2) CONTRACT VALUE is equal to the sum of the values in the subaccounts. There is no fixed account or guarantee period account under the Horizon VA contract.

                   APPENDIX B - COMPARISON OF DEATH BENEFITS

STANDARD DEATH BENEFIT. Under both the Scudder VA contract and the Horizon VA contract, a death benefit is payable upon the death of an owner before the annuity date (unless the sole owner is a non-natural person, in which case we will pay a death benefit upon the death of an annuitant).

It is important for you to understand that only the Scudder VA contract provides a guaranteed minimum death benefit:

- Under the Scudder VA contract, the death benefit will never be less than the purchase payments you have made under the contract (assuming you do not take any withdrawals).

- The Horizon VA contract does NOT offer a guaranteed minimum death benefit. Instead, the death benefit equals the current Contract Value (less any applicable premium taxes).

The following chart is intended to help you understand the differences between the Scudder VA and Horizon VA death benefits:

                 SCUDDER VA                                     HORIZON VA
                 ----------                                     ----------
Greater of:                                    Contract Value, less any applicable premium
                                               taxes.

1.  Accumulated Value increased by any
    positive market value adjustment; or

2.  Gross purchase payments decreased
    proportionately to reflect withdrawals.

PLEASE NOTE THAT THERE IS NO DEATH BENEFIT CARRYOVER FROM THE SCUDDER VA CONTRACT TO THE HORIZON VA CONTRACT. IF YOUR SCUDDER VA DEATH BENEFIT IS GREATER THAN YOUR SCUDDER VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


On the valuation date of the exchange, the Accumulated Value under your Scudder VA contract (adjusted to reflect any positive market value adjustment) will be the initial purchase payment for the Horizon VA. This amount will also be your initial death benefit value, which likely will be lower than the death benefit value you had under your Scudder VA contract at the time of the exchange, especially if you have an enhanced death benefit rider (see below - "Optional Death Benefit Riders"). Thereafter, the Horizon VA death benefit will decrease if your Contract Value decreases. This means that the amount of any death benefit we pay under the Horizon VA contract may ultimately be less than the Accumulated Value carried over from the Scudder VA contract, and may be less than the amount of total purchase payments you made under the Scudder VA and Horizon VA contracts.


Please make sure that you understand your current (and potential) death benefit value in the Scudder VA contract as well as the potential death benefit value you would have under the Horizon VA contract. You should discuss these values with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you.

OPTIONAL DEATH BENEFIT RIDERS. The Scudder VA contract offers a number of optional Enhanced Death Benefit (EDB) Riders, each for an additional charge. In general and subject to certain conditions, these riders provide for an enhanced death benefit to be paid to the beneficiary in the event that an owner dies prior to the annuity date. Specific details concerning these riders may be found in Appendix B to the prospectus for the Scudder VA contract.


The Scudder VA contract also offers the Optional Enhanced Earnings Rider for an additional charge. Subject to certain conditions, in the event that an owner dies prior to the annuity date this rider provides for an additional amount to be paid to the beneficiary equal to the greater of $0 and the lesser of:
(1) 50-200% (depending on the owner's age at issue) of gross purchase payments not previously withdrawn (aside from the initial purchase payment, this does not include purchase payments made during the 12-month period immediately prior to the date of death); and (2) 25-40% (depending on the owner's age at issue) of the difference between the Accumulated Value and gross purchase payments not previously withdrawn.


THESE RIDERS ARE NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own any of these riders under your Scudder VA contract, they will not be carried over to the Horizon VA contract. Instead, they will terminate upon exchange without any refund of the rider charges you have paid. IF YOUR SCUDDER VA DEATH BENEFIT IS GREATER THAN YOUR SCUDDER VA ACCUMULATED VALUE, AND/OR IF YOUR OPTIONAL ENHANCED EARNINGS RIDER BENEFIT IS GREATER THAN ZERO, YOU WILL LOSE THESE ADDITIONAL AMOUNTS WHEN YOU EXCHANGE YOUR CONTRACT.

         APPENDIX C - COMPARISON OF M-GAP RIDER, MAXIMUM ANNUITY DATE,
           LIFE EXPECTANCY DISTRIBUTIONS, PAYMENT CREDITS (BONUSES),
        GUARANTEED ANNUITY RATES, AND UNDERLYING FUND INVESTMENT OPTIONS

OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER. The Scudder VA contract also offered an Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider for an additional charge, although sales of this rider were discontinued on January 31, 2002. This rider provides a guaranteed minimum amount of fixed annuity lifetime income during the annuity payout phase after a 10- or 15-year waiting period, subject to certain conditions. If you own this rider, we have been calculating a "minimum guaranteed annuity payout benefit base" on each contract anniversary, and we will use this value (rather than your Accumulated Value) to determine annuity payments if you exercise the rider. At the time you become eligible to exercise the rider, your annuity payments likely would be greater if you exercise the rider than if you take annuity payments without exercising the rider if your minimum guaranteed annuity payout benefit base is higher than your Accumulated Value at that time.

THIS RIDER IS NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own this rider, it will not be carried over to the Horizon VA contract. Instead, it will terminate upon exchange without any refund of the rider charges you have paid. Please make sure that you understand your current (and potential) minimum guaranteed annuity payout benefit base (and potential for higher annuity payments) in the Scudder VA contract. You should discuss this potential loss of higher annuity payments with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.

MAXIMUM ANNUITY DATE. Until the annuity date (when you begin receiving annuity payments), your contract is in the accumulation phase and you can typically continue to make purchase payments and retain the contract death benefit. Under the Scudder VA contract, the latest annuity date permitted is typically no later than the younger owner's 99th birthday. Under the Horizon VA contract, the latest annuity date permitted is typically no later than the valuation date on or next following the later of: (1) 10 years from the date of issue; or (2) the first day of the month following the month in which the older annuitant attains age 99.

LIFE EXPECTANCY DISTRIBUTIONS. Prior to the annuity date, an owner of a Scudder VA qualified contract or contract issued under Section 457 deferred compensation plan may choose to receive a series of systematic withdrawals, without surrender charge, pursuant to the life expectancy distribution ("LED") option. Under this feature, each calendar year a fraction of the Accumulated Value is withdrawn based on the owner's life expectancy (or the joint life expectancy of the owner and a beneficiary.) This feature is not offered under the Horizon VA contract.

PAYMENT CREDITS (BONUS). Under the Scudder VA contract, each time a purchase payment is made under the contract we add a payment credit to the Accumulated Value that is currently equal to 4%. We do not apply any payment credits under the Horizon VA contract.


GUARANTEED ANNUITY RATES. The guaranteed annuity option rates under your Scudder VA contract are calculated using a different mortality table and interest rate than the guaranteed rates under the Horizon VA contract and are more favorable. As a result, for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under the Scudder VA contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


UNDERLYING FUND INVESTMENT OPTIONS. The Horizon VA contract may offer underlying funds that are the same as those currently offered under your Scudder VA contract as well as other underlying funds managed by affiliated and unaffiliated portfolio managers. Not all underlying funds currently offered in your existing contract may be available in the Horizon VA contract, and annual underlying fund operating expenses may be higher than those in your Scudder VA contract.

         APPENDIX D - COMPARISON OF OTHER CONTRACT TERMS AND FEATURES.


  OTHER TERMS AND FEATURES              SCUDDER VA                     HORIZON VA
  ------------------------              ----------                     ----------
MINIMUM SUBSEQUENT PURCHASE                $100                           $250
PAYMENT

MAXIMUM CUMULATIVE PURCHASE             $5,000,000                     $5,000,000
PAYMENTS ALLOWED UNDER
CONTRACT (WITHOUT OUR
APPROVAL)

TRANSFER RESTRICTIONS            Transfers to a guarantee     - Transfers in excess of
                                 period account must be at    $250,000 per contract, per
                                least $1,000. Transfers to      day, must be requested
                                and from the fixed account      through U.S. mail.
                                  are subject to certain
                                       restrictions.          - Transfers into and out of
                                                              one subaccount in excess of
                                                                $50,000, per day, may need
                                                                to be requested through
                                                                U.S. mail.
                                                              - Transfers may be limited to
                                                              12 per contract year.

MINIMUM WITHDRAWAL AMOUNT                  $100                           None

                                $1,000 of Accumulated Value
                                   must remain following
                                        withdrawal

RESERVATION OF RIGHT TO                    None               Contract may terminate if no
AUTOMATICALLY TERMINATE                                        purchase payments have been
CONTRACT                                                      made for two years, Contract
                                                              Value is less than $2,000 at
                                                               end of two-year period, and
                                                                 the sum of all purchase
                                                                   payments, less any
                                                                withdrawals, is less than
                                                                $2,000 at end of two-year
                                                                         period

FREE WITHDRAWAL AMOUNT            Each calendar year, the                  N/A
                                 greatest of: (a) 100% of
                                    cumulative earnings
                               (excluding payment credits);
                                  (b) 15% of total gross
                                   payments (less prior
                                withdrawals that exceed the
                                free withdrawal amount less
                                 any prior free withdrawal
                               amount withdrawn in the same
                                calendar year); or (c) for
                                   owners of a qualified
                                contract or contract issued
                                under Section 457 deferred
                                compensation plan, amounts
                                 calculated under the life
                                  expectancy distribution
                                     ("LED") feature.

FIXED ACCOUNT INVESTMENT        Currently one fixed account               None
OPTION(S)                       option and nine "guarantee
                                period" investment options
                                (varying in duration from 2
                                to 10 years) that provide a
                                  3.0% guaranteed minimum
                                      interest rate.

MARKET VALUE ADJUSTMENT             Applies to amounts                    None
                                  transferred, withdrawn,
                                 surrendered, and applied
                               under an annuity option from
                                a guarantee period account
                                  before its expiration.

PROGRAM TO PROTECT PRINCIPAL     Ensures that if an owner                  N/A
AND PROVIDE GROWTH POTENTIAL   allocates a purchase payment
                               to a guarantee period and one
                                  or more subaccounts in
                                accordance with allocation
                               instructions we provide, the
                               value in the guarantee period
                                account at expiration will
                                equal the purchase payment
                                 (assuming no transfers or
                               withdrawals and less contract
                                     fees and charges)

DOLLAR COST AVERAGING,                   Available                      Available
AUTOMATIC ACCOUNT/ASSET
REBALANCING, AND SYSTEMATIC
WITHDRAWALS

LOANS                                  Not permitted                  Not permitted

ANNUITY OPTIONS                              7                              5

                                                                Variable annuity payment
                                                                 options not available.

REVERSAL OF ANNUITIZATION        An owner may reverse the             Not available
                                decision to annuitize, and
                                thereby return the contract
                                to the accumulation phase,
                               within 90 days of the annuity
                                           date.

OWNERS                          Joint owners are permitted.    Joint owners are permitted.

ANNUITANTS                         Joint annuitants are           Joint annuitants are
                                        permitted.                  permitted only in
                                                                non-qualified contracts.
                                                               Under qualified contracts,
                                                               the owner and the annuitant
                                                               generally must be the same
                                                                       individual.

BENEFICIARIES                  In the case of joint owners,   In the case of joint owners,
                               the surviving joint owner is   the surviving joint owner is
                                 automatically the primary      automatically the primary
                                 beneficiary and cannot be      beneficiary and cannot be
                                         changed.                       changed.

                 APPENDIX E - FEDERAL INCOME TAX CONSIDERATIONS

You can find information about the federal income tax aspects of the Horizon VA contract in the section headed "Federal Tax Matters" in the Horizon VA prospectus. The following is a discussion of federal income tax issues relating specifically to the exchange offer. IN ANY EVENT, IF YOU ARE CONSIDERING ACCEPTING THE EXCHANGE OFFER YOU SHOULD CONSULT A TAX ADVISER FOR A MORE COMPLETE EXPLANATION OF THE TAX CONSEQUENCES OF DOING SO.

- TAX CONSEQUENCES OF ACCEPTING THE EXCHANGE OFFER AND DISTRIBUTIONS FROM THE NEW HORIZON VA CONTRACT AFTER THE EXCHANGE. The exchange of a Scudder VA contract for a Horizon VA contract should generally qualify for non-recognition of gain or loss under section 1035 of the Internal Revenue Code (the "Code"), provided that the owner(s) of and the annuitant(s) under the new Horizon VA contract received in exchange for the Scudder VA contract are the same. This means that if you accept the exchange offer and no change of owners or annuitants occurs in connection with the exchange, there should be no current tax consequence to the exchange. When a distribution from the new Horizon VA contract occurs, however, amounts received in the distribution may be taxable, as described in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-headings "Taxation of Partial and Full Withdrawals" and "Taxation of Annuity Payments." In determining the amount that is taxable in each such distribution, you will be able to count your "investment in the contract" immediately before the exchange under the Scudder VA contract as "investment in the contract" for the new Horizon VA contract received in the exchange.

- POSSIBLE LOSS OF GRANDFATHERING. When new tax legislation is enacted, transactions that have occurred before the enactment are frequently "grandfathered," that is, the legislation exempts such transaction from its effects. Although most significant tax legislation affecting annuity contracts (E.G., provisions relating to required distributions, the penalty tax on premature distributions, and the treatment of withdrawals) was enacted before the Scudder VA contracts were issued and the Scudder VA contracts were therefore not grandfathered under the legislation, it is possible, though unlikely, that some of the Scudder VA contracts could be grandfathered under such legislation. In that case, acceptance of the exchange offer would likely result in loss of the grandfathered status of the Scudder VA contracts for the new Horizon VA contracts received in the exchange.

- AGGREGATION OF CONTRACTS. As discussed in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-heading "Aggregation of Contracts," the taxable amount of an annuity payment or withdrawal from a "non-qualified contract" (I.E., a contract that does not receive favorable tax treatment under Sections 401, 403, 408, 408A, or 457 of the Code) may be determined by combining some or all of the non-qualified contracts you own. For example, if you exchange more than one Scudder VA contract for several non-qualified Horizon VA contracts or if you purchase another deferred non-qualified contract from us during the same calendar year that you exercise the exchange offer, the Internal Revenue Service will treat your contracts as one contract. This could affect the taxable amount of annuity payments or withdrawals from one or more of the deferred non-qualified annuity contracts you own.


- 403(b) PLANS. If your Scudder VA contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that the exchange offer complies with applicable tax requirements and to decline your acceptance of the exchange offer if it is not in compliance. We will defer acting on your acceptance of the exchange offer until all information required under the tax law has been received. By accepting the exchange offer, you consent to the sharing of confidential information about you, the Scudder VA and Horizon VA contracts, and transactions under the Scudder VA and Horizon VA contracts and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

                Commonwealth Annuity and Life Insurance Company
  (previously known as Allmerica Financial Life Insurance and Annuity Company, a wholly owned subsidiary of First Allmerica Financial Life Insurance Company)


                    Commonwealth Annuity Separate Account A
                          Commonwealth Annuity Horizon
                                Variable Annuity



    Supplement dated June [15], 2009 to the Prospectus dated June [15], 2009


                      EXCHANGE OFFER TO CERTAIN OWNERS OF
               SCUDDER GATEWAY ADVISOR VARIABLE ANNUITY CONTRACTS


This Supplement describes an exchange offer applicable to certain contract owners of the Scudder Gateway Advisor Variable Annuity ("Scudder VA") contract who elect to exchange their contract for the Commonwealth Annuity Horizon Variable Annuity ("Horizon VA") contract offered by us through the Commonwealth Annuity Separate Account A. The purpose of this Supplement is to describe the exchange offer and explain to you the costs, terms, and features of the Horizon VA contract that may differ from your Scudder VA contract. We may commence, suspend, modify, or withdraw this exchange offer at any time without notice in our sole discretion.


PLEASE NOTE: THERE IS NO DEATH BENEFIT CARRYOVER FROM THE SCUDDER VA CONTRACT TO
             THE HORIZON VA CONTRACT. IF YOUR SCUDDER VA DEATH BENEFIT IS GREATER THAN YOUR SCUDDER VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


EXCHANGE OFFER ELIGIBILITY. In order to qualify for the exchange offer, your Accumulated Value (after adjusting for any positive market value adjustment) must be at least $2,000 and the older annuitant must not have attained age 91 as of the issue date for the Horizon VA contract. In addition, all contract owners must consent to the exchange, and partial surrenders or exchange will not be permitted. We reserve the right to make this exchange offer only to customers of selling firms.



HOW THE EXCHANGE OFFER WORKS. If you exchange your Scudder VA contract for the Horizon VA contract, the exchange will constitute a full surrender and replacement of your Scudder VA contract (although we will waive any annual contract fee, negative market value adjustment, and premium taxes that would otherwise be applicable). We will consider your Accumulated Value in the Scudder VA contract as of the valuation date of the exchange, adjusted to reflect any positive market value adjustment, to be the initial purchase payment for the Horizon VA contract. If you own more than one Scudder VA contract or another contract issued by us that is eligible for the exchange offer, you may surrender more than one of these contracts as part of the exchange offer. All programs and riders on your Scudder VA contract will terminate upon exchange and will not automatically carry forward to the Horizon VA Contract. We will not deduct any premium taxes upon purchase of the Horizon VA.



To effect an exchange, please send to us at our Service Center (1) a completed application for the new Horizon VA contract, (2) your Scudder VA contract, and
(3) a signed Supplemental Replacement Acknowledgment Form. We reserve the right to reject any application for exchange.


FACTORS TO CONSIDER. You need to carefully evaluate your personal financial situation to decide whether to accept or reject this exchange offer. THIS EXCHANGE OFFER IS NOT INTENDED FOR ALL OWNERS AND IN CERTAIN CIRCUMSTANCES MAY NOT BE IN YOUR BEST INTEREST. In particular, please note the following:


/ / DEATH BENEFIT: There is no death benefit carryover from your current contract to the Horizon VA contract. The Accumulated Value under your current contract (adjusted to reflect any positive market value adjustment) will become your initial death benefit under the Horizon VA contract. And, if you own an enhanced death benefit rider, it will terminate upon exchange. THIS MEANS THAT IF YOUR CURRENT DEATH BENEFIT IS GREATER THAN YOUR CURRENT ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

    You should also understand that the Horizon VA contract does NOT provide a guaranteed minimum death benefit - the death benefit will equal the current Contract Value (less any applicable premium taxes) and will decrease if your Contract Value decreases.

       - You should exchange your current contract only if any loss in the value of your death benefit will be outweighed by the benefits of the Horizon VA contract (such as a lower mortality and expense risk charge).

       - A lower mortality and expense risk charge may be suitable only if you expect to hold the Horizon VA contract long enough that the cost savings you experience will outweigh any potential loss in death benefit protection.


       - The exchange also may be suitable for you if you currently own an optional death benefit rider and you have determined that you no longer need the protection it provides for your beneficiaries (E.G., your children are grown) and therefore you do not want to continue paying the fee for the rider.


/ /  OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER: If you own the
    M-GAP Rider, it will terminate upon exchange.

       - If you own the M-GAP Rider, you should discuss with your financial advisor the higher guaranteed minimum annuity payments you may be giving up if you exchange your contract, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.


/ / GUARANTEED ANNUITY RATES: The guaranteed annuity option rates under the Horizon VA contract are less favorable than the guaranteed annuity option rates under your current contract. This means that for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under your current contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


       - You should discuss with your financial advisor the potentially higher annuity payments you may be giving up if you exchange your contract, particularly if you are nearing the date when you may begin receiving annuity payments.

/ / FIXED ACCOUNT OPTION: There is no fixed account option under the Horizon VA contract. All of your Contract Value in the Horizon VA contract will fluctuate based on the performance of the subaccounts in which you invest, and we do not guarantee these amounts. You could lose some or all of your investment during market downturns.

/ / VARIABLE ANNUITY PAYMENT OPTIONS: We do not offer variable annuity payment options under the Horizon VA contract. If you decide to annuitize your Contract Value, your annuity payments will be fixed in amount and will not reflect the investment experience of any subaccount.

We encourage you to carefully read all materials and prospectuses with your financial advisor to determine if the Horizon VA contract is suitable for you given your planning and investment needs, financial status, and retirement goals. Make sure that you understand the different contract features, PARTICULARLY THE LEVEL OF DEATH BENEFIT PROTECTION, prior to making a final decision to exchange your contract for the Horizon VA contract. Also, please discuss the tax consequences of this exchange with your tax adviser, as we make no representation regarding the tax consequences of an exchange. The following appendices attached to this Supplement provide a brief comparison of the various costs, terms, and features of the Horizon VA contract and your current contract, although you should carefully read the prospectus for each contract for a more complete explanation:

    - APPENDIX A - Comparison of Fees and Charges

    - APPENDIX B - Comparison of Death Benefits

    - APPENDIX C - Comparison of M-GAP Rider, Maximum Annuity Date, Life
                   Expectancy Distributions, Guaranteed Annuity Rates, and Underlying Fund Investment Options

    - APPENDIX D - Comparison of Other Contract Terms and Features

    - APPENDIX E - Federal Income Tax Considerations


CANCELLATION OF EXCHANGE. If you decide to exchange your contract for the Horizon VA contract, you may later cancel the Horizon VA contract for any reason within ten days (in some states longer) of your receipt of the contract. Please return your contract as well as a letter instructing us to cancel your contract. We will cancel your Horizon VA contract and refund to you an amount that will vary depending on the state in which your Horizon VA contract was issued (but in no event will be less than your Contract Value under the Horizon VA at the time of cancellation). The refunded amount may be more or less than the Accumulated Value we originally transferred to the Horizon VA contract.


SALES COMPENSATION. Your registered representative's selling firm may or may not currently be receiving compensation in the form of ongoing trail commissions relating to your current contract. If you exchange your contract for the Horizon VA contract, we will pay ongoing trail commissions typically for as long as the Horizon VA contract remains in effect. This amount may be higher than the trail commissions paid under your current contract (if any), and the selling firm may pass on a portion of these payments to your registered representative. The prospect of receiving this compensation may provide selling firms and/or their registered representatives with an incentive to recommend the exchange offer, and you may wish to take this into account when considering and evaluating the exchange offer. For more information, please ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with the exchange of your current contract for the Horizon VA contract.

                                *      *      *


The information provided in this Supplement is a summary of certain pertinent information, and does not take into account state variations, if any. The Horizon VA prospectus contains a more complete explanation of the terms and features discussed in the appendices, as well as additional information about the Horizon VA contract. We encourage you to carefully read the Horizon VA prospectus prior to making a final decision to exchange your Scudder VA contract into the Horizon VA contract. To obtain a free copy of the Horizon VA prospectus, please contact your registered representative or call 1-800-533-7881. If you have any questions or are interested in exchanging your Scudder VA contract pursuant to this exchange offer, please contact your registered representative. Please keep this Supplement and retain it for future reference.

                  APPENDIX A - COMPARISON OF FEES AND CHARGES


PLEASE NOTE THAT IF YOU EXCHANGE INTO THE HORIZON VA CONTRACT, WE WILL WAIVE ANY ANNUAL CONTRACT FEE, NEGATIVE MARKET VALUE ADJUSTMENT, AND PREMIUM TAXES THAT WOULD OTHERWISE BE ASSESSED UPON SURRENDER OF THE SCUDDER VA CONTRACT.



      FEES AND CHARGES                  SCUDDER VA                     HORIZON VA
      ----------------                  ----------                     ----------
Maximum Sales Charge (as a                 None                           None
percentage of purchase
payments)

Maximum Surrender Charge (as               None                           None
a percentage of purchase
payments withdrawn)

State Premium Taxes             0% - 3.5% (varies by state)    0% - 3.5% (varies by state)

Transfer Charge                  $25 for each transfer in                 None
                                 excess of 12 per contract
                                           year

                                 This fee is currently not
                                         charged.

Annual Contract Fee                   $35 per year               $30 per year (deducted
                               Also deducted upon surrender             monthly)
                                 and waived if Accumulated
                               Value(1) is $75,000 or more.    Waived if Contract Value(2)
                                                                   is $50,000 or more.

Mortality & Expense Risk              1.25% annually                 0.60% annually
Charge (as a percentage of
average daily net assets in
the subaccounts)

Administrative Expense                0.15% annually                 0.15% annually
Charge/ Administration Charge
(as a percentage of average
daily net assets in the
subaccounts)

Total Annual Underlying Fund    0.33% to 1.88% (gross fees     0.68% to 1.64% (gross fees
Operating Expenses (based on   before any expense waivers or  before any expense waivers or
average daily net assets as           reimbursements)                reimbursements)
of December 31, 2008)


------------------------------

(1) ACCUMULATED VALUE is equal to the sum of the values in the subaccounts, the fixed account, and the guarantee period accounts.

(2) CONTRACT VALUE is equal to the sum of the values in the subaccounts. There is no fixed account or guarantee period account under the Horizon VA contract.

                   APPENDIX B - COMPARISON OF DEATH BENEFITS

STANDARD DEATH BENEFIT. Under both the Scudder VA contract and the Horizon VA contract, a death benefit is payable upon the death of an owner before the annuity date (unless the sole owner is a non-natural person, in which case we will pay a death benefit upon the death of an annuitant).

It is important for you to understand that only the Scudder VA contract provides a guaranteed minimum death benefit:

- Under the Scudder VA contract, the death benefit will never be less than the purchase payments you have made under the contract (assuming you do not take any withdrawals).

- The Horizon VA contract does NOT offer a guaranteed minimum death benefit. Instead, the death benefit equals the current Contract Value (less any applicable premium taxes).

The following chart is intended to help you understand the differences between the Scudder VA and Horizon VA death benefits:

                 SCUDDER VA                                        HORIZON VA
                 ----------                                        ----------
Greater of:                                    Contract Value, less any applicable premium taxes.

1.  Accumulated Value increased by any
    positive market value adjustment; or

2.  Gross purchase payments decreased
    proportionately to reflect withdrawals.

PLEASE NOTE THAT THERE IS NO DEATH BENEFIT CARRYOVER FROM THE SCUDDER VA CONTRACT TO THE HORIZON VA CONTRACT. IF YOUR SCUDDER VA DEATH BENEFIT IS GREATER THAN YOUR SCUDDER VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


On the valuation date of the exchange, the Accumulated Value under your Scudder VA contract (adjusted to reflect any positive market value adjustment) will be the initial purchase payment for the Horizon VA. This amount will also be your initial death benefit value, which likely will be lower than the death benefit value you had under your Scudder VA contract at the time of the exchange, especially if you have an enhanced death benefit rider (see below - "Optional Death Benefit Riders"). Thereafter, the Horizon VA death benefit will decrease if your Contract Value decreases. This means that the amount of any death benefit we pay under the Horizon VA contract may ultimately be less than the Accumulated Value carried over from the Scudder VA contract, and may be less than the amount of total purchase payments you made under the Scudder VA and Horizon VA contracts.


Please make sure that you understand your current (and potential) death benefit value in the Scudder VA contract as well as the potential death benefit value you would have under the Horizon VA contract. You should discuss these values with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you.

OPTIONAL DEATH BENEFIT RIDERS. The Scudder VA contract offers the following optional death benefit riders, each for an additional charge:

- The Optional Enhanced Death Benefit (EDB) Rider which, subject to certain conditions, provides for an enhanced death benefit to be paid to the beneficiary in the event that an owner dies prior to the annuity date and before his or her 90th birthday. This amount is equal to the greatest of:
  (a) the Accumulated Value increased by any positive market value adjustment;
  (b) gross purchase payments accumulated daily at an effective annual yield of 5%, decreased proportionately to reflect withdrawals; and (c) the highest Accumulated Value on any prior contract anniversary, increased for any positive market value adjustment and subsequent purchase payments and decreased proportionately for subsequent withdrawals. (After the owner's 90th birthday, a reduced amount may be paid.)


- The Optional Enhanced Earnings Rider which, subject to certain conditions, provides for an additional amount to be paid to the beneficiary in the event that an owner dies prior to the annuity date. This amount is equal to the greater of $0 and the lesser of: (1) 50-200% (depending on the owner's age at issue) of gross purchase payments not previously withdrawn (aside from the initial purchase payment, this does not include purchase payments made during the 12-month period immediately prior to the date of death); and (2) 25-40% (depending on the owner's age at issue) of the difference between the Accumulated Value and gross purchase payments not previously withdrawn.


THESE RIDERS ARE NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own any of these riders under your Scudder VA contract, they will not be carried over to the Horizon VA contract. Instead, they will terminate upon exchange without any refund of the rider charges you have paid. IF YOUR SCUDDER VA DEATH BENEFIT IS GREATER THAN YOUR SCUDDER VA ACCUMULATED VALUE, AND/OR IF YOUR OPTIONAL ENHANCED EARNINGS RIDER BENEFIT IS GREATER THAN ZERO, YOU WILL LOSE THESE ADDITIONAL AMOUNTS WHEN YOU EXCHANGE YOUR CONTRACT.

         APPENDIX C - COMPARISON OF M-GAP RIDER, MAXIMUM ANNUITY DATE,
            LIFE EXPECTANCY DISTRIBUTIONS, GUARANTEED ANNUITY RATES,
                     AND UNDERLYING FUND INVESTMENT OPTIONS

OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER. The Scudder VA contract also offered an Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider for an additional charge, although sales of this rider were discontinued on January 31, 2002. This rider provides a guaranteed minimum amount of fixed annuity lifetime income during the annuity payout phase after a 10- or 15-year waiting period, subject to certain conditions. If you own this rider, we have been calculating a "minimum guaranteed annuity payout benefit base" on each contract anniversary, and we will use this value (rather than your Accumulated Value) to determine annuity payments if you exercise the rider. At the time you become eligible to exercise the rider, your annuity payments likely would be greater if you exercise the rider than if you take annuity payments without exercising the rider if your minimum guaranteed annuity payout benefit base is higher than your Accumulated Value at that time.

THIS RIDER IS NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own this rider, it will not be carried over to the Horizon VA contract. Instead, it will terminate upon exchange without any refund of the rider charges you have paid. Please make sure that you understand your current (and potential) minimum guaranteed annuity payout benefit base (and potential for higher annuity payments) in the Scudder VA contract. You should discuss this potential loss of higher annuity payments with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.

MAXIMUM ANNUITY DATE. Until the annuity date (when you begin receiving annuity payments), your contract is in the accumulation phase and you can typically continue to make purchase payments and retain the contract death benefit. Under the Scudder VA contract, the latest annuity date permitted is typically the first day of the month before the younger owner's 99th birthday. Under the Horizon VA contract, the latest annuity date permitted is typically no later than the valuation date on or next following the later of: (1) 10 years from the date of issue; or (2) the first day of the month following the month in which the older annuitant attains age 99.

LIFE EXPECTANCY DISTRIBUTIONS. Prior to the annuity date, an owner of a Scudder VA contract may choose to receive a series of systematic withdrawals pursuant to the life expectancy distribution ("LED") option. Under this feature, each calendar year a fraction of the Accumulated Value is withdrawn based on the owner's life expectancy (or the joint life expectancy of the owner and a beneficiary.) This feature is not offered under the Horizon VA contract.


GUARANTEED ANNUITY RATES. The guaranteed annuity option rates under your Scudder VA contract are calculated using a different mortality table and interest rate than the guaranteed rates under the Horizon VA contract and are more favorable. As a result, for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under the Scudder VA contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


UNDERLYING FUND INVESTMENT OPTIONS. The Horizon VA contract may offer underlying funds that are the same as those currently offered under your Scudder VA contract as well as other underlying funds managed by affiliated and unaffiliated portfolio managers. Not all underlying funds currently offered in your existing contract may be available in the Horizon VA contract, and annual underlying fund operating expenses may be higher than those in your Scudder VA contract.

         APPENDIX D - COMPARISON OF OTHER CONTRACT TERMS AND FEATURES.


  OTHER TERMS AND FEATURES              SCUDDER VA                     HORIZON VA
  ------------------------              ----------                     ----------
MINIMUM SUBSEQUENT PURCHASE                $100                           $250
PAYMENT

MAXIMUM CUMULATIVE PURCHASE                None                        $5,000,000
PAYMENTS ALLOWED UNDER
CONTRACT (WITHOUT OUR
APPROVAL)

TRANSFER RESTRICTIONS            Transfers to a guarantee     - Transfers in excess of
                                 period account must be at    $250,000 per contract, per
                                       least $1,000.            day, must be requested
                                                                through U.S. mail.
                                                              - Transfers into and out of
                                                              one subaccount in excess of
                                                                $50,000, per day, may need
                                                                to be requested through
                                                                U.S. mail.

                                                              - Transfers may be limited to
                                                              12 per contract year.

MINIMUM WITHDRAWAL AMOUNT                  None                           None

RESERVATION OF RIGHT TO                    None               Contract may terminate if no
AUTOMATICALLY TERMINATE                                        purchase payments have been
CONTRACT                                                      made for two years, Contract
                                                              Value is less than $2,000 at
                                                               end of two-year period, and
                                                                 the sum of all purchase
                                                                   payments, less any
                                                                withdrawals, is less than
                                                                $2,000 at end of two-year
                                                                         period

FREE WITHDRAWAL AMOUNT                      N/A                            N/A

FIXED ACCOUNT INVESTMENT        Currently one fixed account               None
OPTION(S)                       option and nine "guarantee
                                period" investment options
                                (varying in duration from 2
                                to 10 years) that provide a
                                  3.0% guaranteed minimum
                                      interest rate.

MARKET VALUE ADJUSTMENT             Applies to amounts                    None
                                  transferred, withdrawn,
                                 surrendered, and applied
                               under an annuity option from
                                a guarantee period account
                                  before its expiration.

PROGRAM TO PROTECT PRINCIPAL     Ensures that if an owner                  N/A
AND PROVIDE GROWTH POTENTIAL   allocates a purchase payment
                               to a guarantee period and one
                                  or more subaccounts in
                                accordance with allocation
                               instructions we provide, the
                               value in the guarantee period
                                account at expiration will
                                equal the purchase payment
                                 (assuming no transfers or
                                       withdrawals)

DOLLAR COST AVERAGING,                   Available                      Available
AUTOMATIC ACCOUNT/ASSET
REBALANCING, AND SYSTEMATIC
WITHDRAWALS

LOANS                              Available to certain               Not permitted
                                   qualified contracts.

ANNUITY OPTIONS                              6                              5

                                 Variable annuity payment       Variable annuity payment
                                 options permitted only if       options not available.
                                funded through the Scudder
                                Investment Grade Bond, SVS
                                Focus Value+Growth, Scudder
                                 Total Return, and Scudder
                                  Blue Chip subaccounts.

OWNERS                         Joint owners are permitted if   Joint owners are permitted.
                                   one of the two is the
                                        annuitant.

ANNUITANTS                         Joint annuitants are           Joint annuitants are
                                        permitted.                  permitted only in
                                                                non-qualified contracts.
                                                               Under qualified contracts,
                                                               the owner and the annuitant
                                                               generally must be the same
                                                                       individual.

BENEFICIARIES                    No specific rules apply.     In the case of joint owners,
                                                              the surviving joint owner is
                                                                automatically the primary
                                                                beneficiary and cannot be
                                                                        changed.

                 APPENDIX E - FEDERAL INCOME TAX CONSIDERATIONS

You can find information about the federal income tax aspects of the Horizon VA contract in the section headed "Federal Tax Matters" in the Horizon VA prospectus. The following is a discussion of federal income tax issues relating specifically to the exchange offer. IN ANY EVENT, IF YOU ARE CONSIDERING ACCEPTING THE EXCHANGE OFFER YOU SHOULD CONSULT A TAX ADVISER FOR A MORE COMPLETE EXPLANATION OF THE TAX CONSEQUENCES OF DOING SO.

- TAX CONSEQUENCES OF ACCEPTING THE EXCHANGE OFFER AND DISTRIBUTIONS FROM THE NEW HORIZON VA CONTRACT AFTER THE EXCHANGE. The exchange of a Scudder VA contract for a Horizon VA contract should generally qualify for non-recognition of gain or loss under section 1035 of the Internal Revenue Code (the "Code"), provided that the owner(s) of and the annuitant(s) under the new Horizon VA contract received in exchange for the Scudder VA contract are the same. This means that if you accept the exchange offer and no change of owners or annuitants occurs in connection with the exchange, there should be no current tax consequence to the exchange. When a distribution from the new Horizon VA contract occurs, however, amounts received in the distribution may be taxable, as described in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-headings "Taxation of Partial and Full Withdrawals" and "Taxation of Annuity Payments." In determining the amount that is taxable in each such distribution, you will be able to count your "investment in the contract" immediately before the exchange under the Scudder VA contract as "investment in the contract" for the new Horizon VA contract received in the exchange.

- POSSIBLE LOSS OF GRANDFATHERING. When new tax legislation is enacted, transactions that have occurred before the enactment are frequently "grandfathered," that is, the legislation exempts such transaction from its effects. Although most significant tax legislation affecting annuity contracts (E.G., provisions relating to required distributions, the penalty tax on premature distributions, and the treatment of withdrawals) was enacted before the Scudder VA contracts were issued and the Scudder VA contracts were therefore not grandfathered under the legislation, it is possible, though unlikely, that some of the Scudder VA contracts could be grandfathered under such legislation. In that case, acceptance of the exchange offer would likely result in loss of the grandfathered status of the Scudder VA contracts for the new Horizon VA contracts received in the exchange.

- AGGREGATION OF CONTRACTS. As discussed in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-heading "Aggregation of Contracts," the taxable amount of an annuity payment or withdrawal from a "non-qualified contract" (I.E., a contract that does not receive favorable tax treatment under Sections 401, 403, 408, 408A, or 457 of the Code) may be determined by combining some or all of the non-qualified contracts you own. For example, if you exchange more than one Scudder VA contract for several non-qualified Horizon VA contracts or if you purchase another deferred non-qualified contract from us during the same calendar year that you exercise the exchange offer, the Internal Revenue Service will treat your contracts as one contract. This could affect the taxable amount of annuity payments or withdrawals from one or more of the deferred non-qualified annuity contracts you own.


- 403(b) PLANS. If your Scudder VA contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that the exchange offer complies with applicable tax requirements and to decline your acceptance of the exchange offer if it is not in compliance. We will defer acting on your acceptance of the exchange offer until all information required under the tax law has been received. By accepting the exchange offer, you consent to the sharing of confidential information about you, the Scudder VA and Horizon VA contracts, and transactions under the Scudder VA and Horizon VA contracts and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

                Commonwealth Annuity and Life Insurance Company
  (previously known as Allmerica Financial Life Insurance and Annuity Company, a wholly owned subsidiary of First Allmerica Financial Life Insurance Company)


                    Commonwealth Annuity Separate Account A
                          Commonwealth Annuity Horizon
                                Variable Annuity



    Supplement dated June [15], 2009 to the Prospectus dated June [15], 2009


                      EXCHANGE OFFER TO CERTAIN OWNERS OF
               SCUDDER GATEWAY CUSTOM VARIABLE ANNUITY CONTRACTS


This Supplement describes an exchange offer applicable to certain contract owners of the Scudder Gateway Custom Variable Annuity ("Scudder VA") contract who elect to exchange their contract for the Commonwealth Annuity Horizon Variable Annuity ("Horizon VA") contract offered by us through the Commonwealth Annuity Separate Account A. The purpose of this Supplement is to describe the exchange offer and explain to you the costs, terms, and features of the Horizon VA contract that may differ from your Scudder VA contract. We may commence, suspend, modify, or withdraw this exchange offer at any time without notice in our sole discretion.


PLEASE NOTE: THERE IS NO DEATH BENEFIT CARRYOVER FROM THE SCUDDER VA CONTRACT TO
             THE HORIZON VA CONTRACT. IF YOUR SCUDDER VA DEATH BENEFIT IS GREATER THAN YOUR SCUDDER VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


EXCHANGE OFFER ELIGIBILITY. In order to qualify for the exchange offer, your Accumulated Value (after adjusting for any positive market value adjustment) must be at least $2,000 and the older annuitant must not have attained age 91 as of the issue date for the Horizon VA contract. In addition, all contract owners must consent to the exchange, and partial surrenders or exchange will not be permitted. We reserve the right to make this exchange offer only to customers of selling firms.



HOW THE EXCHANGE OFFER WORKS. If you exchange your Scudder VA contract for the Horizon VA contract, the exchange will constitute a full surrender and replacement of your Scudder VA contract (although we will waive any annual contract fee, negative market value adjustment, premium taxes, and surrender charge that would otherwise be applicable). We will consider your Accumulated Value in the Scudder VA contract as of the valuation date of the exchange, adjusted to reflect any positive market value adjustment, to be the initial purchase payment for the Horizon VA contract. If you own more than one Scudder VA contract or another contract issued by us that is eligible for the exchange offer, you may surrender more than one of these contracts as part of the exchange offer. All programs and riders on your Scudder VA contract will terminate upon exchange and will not automatically carry forward to the Horizon VA Contract. We will not deduct any premium taxes upon purchase of the Horizon VA.



To effect an exchange, please send to us at our Service Center (1) a completed application for the new Horizon VA contract, (2) your Scudder VA contract, and
(3) a signed Supplemental Replacement Acknowledgment Form. We reserve the right to reject any application for exchange.


FACTORS TO CONSIDER. You need to carefully evaluate your personal financial situation to decide whether to accept or reject this exchange offer. THIS EXCHANGE OFFER IS NOT INTENDED FOR ALL OWNERS AND IN CERTAIN CIRCUMSTANCES MAY NOT BE IN YOUR BEST INTEREST. In particular, please note the following:


/ / DEATH BENEFIT: There is no death benefit carryover from your current contract to the Horizon VA contract. The Accumulated Value under your current contract (adjusted to reflect any positive market value adjustment) will become your initial death benefit under the Horizon VA contract. And, if you own an enhanced death benefit rider, it will terminate upon exchange. THIS MEANS THAT IF YOUR CURRENT DEATH BENEFIT IS GREATER THAN YOUR CURRENT ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

    You should also understand that the Horizon VA contract does NOT provide a guaranteed minimum death benefit - the death benefit will equal the current Contract Value (less any applicable premium taxes) and will decrease if your Contract Value decreases.

       - You should exchange your current contract only if any loss in the value of your death benefit will be outweighed by the benefits of the Horizon VA contract (such as a later maximum annuity date, a lower mortality and expense risk charge, and no surrender charge).

           - A later maximum annuity date may be suitable only if you are nearing your annuity date (at which time the death benefit under your existing contract will terminate), you are not ready to begin taking distributions from your contract, and any potential loss in death benefit protection upon exchange will be outweighed by the additional time provided under the Horizon VA contract for potential increases in the value of your contract before annuitizing.

           - A lower mortality and expense risk charge may be suitable only if you expect to hold the Horizon VA contract long enough that the cost savings you experience will outweigh any potential loss in death benefit protection.

           - The absence of any surrender charge is suitable only if you plan on making purchase payments under the Horizon VA AND you intend to surrender, take withdrawals, or annuitize within a certain period of time after doing so.

           - The exchange also may be suitable for you if you currently own an optional death benefit rider and you have determined that you no longer need the protection it provides for your beneficiaries (E.G., your children are grown) and therefore you do not want to continue paying the fee for the rider.

/ /  OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER: If you own the
    M-GAP Rider, it will terminate upon exchange.

       - If you own the M-GAP Rider, you should discuss with your financial advisor the higher guaranteed minimum annuity payments you may be giving up if you exchange your contract, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.

/ / GUARANTEED ANNUITY RATES: The guaranteed annuity option rates under the Horizon VA contract are less favorable than the guaranteed annuity option rates under your current contract. This means that for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under your current contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.

       - You should discuss with your financial advisor the potentially higher annuity payments you may be giving up if you exchange your contract, particularly if you are nearing the date when you may begin receiving annuity payments.

/ / FIXED ACCOUNT OPTION: There is no fixed account option under the Horizon VA contract. All of your Contract Value in the Horizon VA contract will fluctuate based on the performance of the subaccounts in which you invest, and we do not guarantee these amounts. You could lose some or all of your investment during market downturns.

/ / VARIABLE ANNUITY PAYMENT OPTIONS: We do not offer variable annuity payment options under the Horizon VA contract. If you decide to annuitize your Contract Value, your annuity payments will be fixed in amount and will not reflect the investment experience of any subaccount.

We encourage you to carefully read all materials and prospectuses with your financial advisor to determine if the Horizon VA contract is suitable for you given your planning and investment needs, financial status, and retirement goals. Make sure that you understand the different contract features, PARTICULARLY THE LEVEL OF DEATH BENEFIT PROTECTION, prior to making a final decision to exchange your contract for the Horizon VA contract. Also, please discuss the tax consequences of this exchange with your tax adviser, as we make no representation regarding the tax consequences of an exchange. The following appendices attached to this Supplement provide a brief comparison of the various costs, terms, and features of the Horizon VA contract and your current contract, although you should carefully read the prospectus for each contract for a more complete explanation:

    - APPENDIX A - Comparison of Fees and Charges

    - APPENDIX B - Comparison of Death Benefits

    - APPENDIX C - Comparison of M-GAP Rider, Maximum Annuity Date, Life
                   Expectancy Distributions, Guaranteed Annuity Rates, and Underlying Fund Investment Options

    - APPENDIX D - Comparison of Other Contract Terms and Features

    - APPENDIX E - Federal Income Tax Considerations


CANCELLATION OF EXCHANGE. If you decide to exchange your contract for the Horizon VA contract, you may later cancel the Horizon VA contract for any reason within ten days (in some states longer) of your receipt of the contract. Please return your contract as well as a letter instructing us to cancel your contract. We will cancel your Horizon VA contract and refund to you an amount that will vary depending on the state in which your Horizon VA contract was issued (but in no event will be less than your Contract Value under the Horizon VA at the time of cancellation). The refunded amount may be more or less than the Accumulated Value we originally transferred to the Horizon VA contract.


SALES COMPENSATION. Your registered representative's selling firm may or may not currently be receiving compensation in the form of ongoing trail commissions relating to your current contract. If you exchange your contract for the Horizon VA contract, we will pay ongoing trail commissions typically for as long as the Horizon VA contract remains in effect. This amount may be higher than the trail commissions paid under your current contract (if any), and the selling firm may pass on a portion of these payments to your registered representative. The prospect of receiving this compensation may provide selling firms and/or their registered representatives with an incentive to recommend the exchange offer, and you may wish to take this into account when considering and evaluating the exchange offer. For more information, please ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with the exchange of your current contract for the Horizon VA contract.

                                *      *      *


The information provided in this Supplement is a summary of certain pertinent information, and does not take into account state variations, if any. The Horizon VA prospectus contains a more complete explanation of the terms and features discussed in the appendices, as well as additional information about the Horizon VA contract. We encourage you to carefully read the Horizon VA prospectus prior to making a final decision to exchange your Scudder VA contract into the Horizon VA contract. To obtain a free copy of the Horizon VA prospectus, please contact your registered representative or call 1-800-533-7881. If you have any questions or are interested in exchanging your Scudder VA contract pursuant to this exchange offer, please contact your registered representative. Please keep this Supplement and retain it for future reference.

                  APPENDIX A - COMPARISON OF FEES AND CHARGES


PLEASE NOTE THAT IF YOU EXCHANGE INTO THE HORIZON VA CONTRACT, WE WILL WAIVE ANY ANNUAL CONTRACT FEE, NEGATIVE MARKET VALUE ADJUSTMENT, PREMIUM TAXES, AND SURRENDER CHARGE THAT WOULD OTHERWISE BE ASSESSED UPON SURRENDER OF THE SCUDDER VA CONTRACT.



      FEES AND CHARGES                  SCUDDER VA                     HORIZON VA
      ----------------                  ----------                     ----------
Maximum Sales Charge (as a                 None                           None
percentage of purchase
payments)

Maximum Surrender Charge (as               7.0%                           None
a percentage of purchase
payments withdrawn)

State Premium Taxes             0% - 3.5% (varies by state)    0% - 3.5% (varies by state)

Transfer Charge                  $25 for each transfer in                 None
                                 excess of 12 per contract
                                           year

                                 This fee is currently not
                                         charged.

Annual Contract Fee                   $35 per year               $30 per year (deducted
                               Also deducted upon surrender             monthly)
                                 and waived if Accumulated
                                Value(1) is $50,000 or more    Waived if Contract Value(2)
                                or for contracts issued to         is $50,000 or more.
                                and maintained by a 401(k)
                                       plan trustee.

Mortality & Expense Risk              0.95% annually                 0.60% annually
Charge (as a percentage of
average daily net assets in
the subaccounts)

Administrative Expense                0.15% annually                 0.15% annually
Charge/ Administration Charge
(as a percentage of average
daily net assets in the
subaccounts)

Total Annual Underlying Fund    0.33% to 1.88% (gross fees     0.68% to 1.64% (gross fees
Operating Expenses (based on   before any expense waivers or  before any expense waivers or
average daily net assets as           reimbursements)                reimbursements)
of December 31, 2008)


------------------------------

(1) ACCUMULATED VALUE is equal to the sum of the values in the subaccounts, the fixed account, and the guarantee period accounts.

(2) CONTRACT VALUE is equal to the sum of the values in the subaccounts. There is no fixed account or guarantee period account under the Horizon VA contract.

                   APPENDIX B - COMPARISON OF DEATH BENEFITS

STANDARD DEATH BENEFIT. Under the Scudder VA contract, a death benefit is payable upon the death of an ANNUITANT OR AN OWNER before the annuity date, whereas under the Horizon VA contract, a death benefit is payable only upon the death of an OWNER before the annuity date (unless the sole owner is a non-natural person, in which case we will pay a death benefit upon the death of an annuitant).

It is important for you to understand that only the Scudder VA contract provides a guaranteed minimum death benefit:

- Under the Scudder VA contract, the death benefit will never be less than the purchase payments you have made under the contract (assuming you do not take any withdrawals) if the annuitant dies before the annuity date.

- The Horizon VA contract does NOT offer a guaranteed minimum death benefit. Instead, the death benefit equals the current Contract Value (less any applicable premium taxes).

The following chart is intended to help you understand the differences between the Scudder VA and Horizon VA death benefits:

        DEATH BENEFIT                   SCUDDER VA                     HORIZON VA
        -------------                   ----------                     ----------
Death of Owner (who is not     Accumulated Value increased    Contract Value, less any
the annuitant under the        by any positive market value   applicable premium taxes.
Scudder VA contract):          adjustment.

Death of Annuitant (including  Greater of:                    No death benefit is payable.
owner who is the annuitant     1.  Accumulated Value
under the Scudder VA               increased by any positive
contract):                         market value adjustment;
                                   or

                               2.  Gross purchase payments
                                   decreased proportionately
                                   to reflect withdrawals.

PLEASE NOTE THAT THERE IS NO DEATH BENEFIT CARRYOVER FROM THE SCUDDER VA CONTRACT TO THE HORIZON VA CONTRACT. IF YOUR SCUDDER VA DEATH BENEFIT IS GREATER THAN YOUR SCUDDER VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

On the valuation date of the exchange, the Accumulated Value under your Scudder VA contract (adjusted to reflect any positive market value adjustment) will be the initial purchase payment for the Horizon VA. This amount will also be your initial death benefit value, which likely will be lower than the death benefit value you had under your Scudder VA contract at the time of the exchange, especially if you have an enhanced death benefit rider (see below - "Optional Death Benefit Riders"). Thereafter, the Horizon VA death benefit will decrease if your Contract Value decreases. This means that the amount of any death benefit we pay under the Horizon VA contract may ultimately be less than the Accumulated Value carried over from the Scudder VA contract, and may be less than the amount of total purchase payments you made under the Scudder VA and Horizon VA contracts.

Please make sure that you understand your current (and potential) death benefit value in the Scudder VA contract as well as the potential death benefit value you would have under the Horizon VA contract. You should discuss these values with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you.

OPTIONAL DEATH BENEFIT RIDERS. The Scudder VA contract offers the following optional death benefit riders, each for an additional charge:

- The Optional Enhanced Death Benefit (EDB) Rider which, subject to certain conditions, provides for an enhanced death benefit to be paid to the beneficiary in the event that the annuitant dies prior to the annuity date. This amount is equal to the greatest of: (a) the Accumulated Value increased by any positive market value adjustment; (b) gross purchase payments accumulated daily at an effective annual yield of 5%, decreased proportionately to reflect withdrawals; and (c) the death benefit that would have been payable on the most recent contract anniversary, increased for subsequent purchase payments and decreased proportionately for subsequent withdrawals.


- The Optional Enhanced Earnings Rider which, subject to certain conditions, provides for an additional amount to be paid to the beneficiary in the event that the annuitant dies prior to the annuity date. This amount is equal to the greater of $0 and the lesser of: (1) 50-200% (depending on the annuitant's age at issue) of gross purchase payments not previously withdrawn (aside from the initial purchase payment, this does not include purchase payments made during the 12-month period immediately prior to the date of death); and (2) 25-40% (depending on the annuitant's age at issue) of the difference between the Accumulated Value and gross purchase payments not previously withdrawn.


THESE RIDERS ARE NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own either or both of these riders under your Scudder VA contract, they will not be carried over to the Horizon VA contract. Instead, they will terminate upon exchange without any refund of the rider charges you have paid. IF YOUR SCUDDER VA DEATH BENEFIT IS GREATER THAN YOUR SCUDDER VA ACCUMULATED VALUE, AND/OR IF YOUR OPTIONAL ENHANCED EARNINGS RIDER BENEFIT IS GREATER THAN ZERO, YOU WILL LOSE THESE ADDITIONAL AMOUNTS WHEN YOU EXCHANGE YOUR CONTRACT.

         APPENDIX C - COMPARISON OF M-GAP RIDER, MAXIMUM ANNUITY DATE,
            LIFE EXPECTANCY DISTRIBUTIONS, GUARANTEED ANNUITY RATES,
                     AND UNDERLYING FUND INVESTMENT OPTIONS

OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER. The Scudder VA contract also offered an Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider for an additional charge, although sales of this rider were discontinued on January 31, 2002. This rider provides a guaranteed minimum amount of fixed annuity lifetime income during the annuity payout phase after a 10- or 15-year waiting period, subject to certain conditions. If you own this rider, we have been calculating a "minimum guaranteed annuity payout benefit base" on each contract anniversary, and we will use this value (rather than your Accumulated Value) to determine annuity payments if you exercise the rider. At the time you become eligible to exercise the rider, your annuity payments likely would be greater if you exercise the rider than if you take annuity payments without exercising the rider if your minimum guaranteed annuity payout benefit base is higher than your Accumulated Value at that time.

THIS RIDER IS NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own this rider, it will not be carried over to the Horizon VA contract. Instead, it will terminate upon exchange without any refund of the rider charges you have paid. Please make sure that you understand your current (and potential) minimum guaranteed annuity payout benefit base (and potential for higher annuity payments) in the Scudder VA contract. You should discuss this potential loss of higher annuity payments with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.

OTHER OPTIONAL RIDERS. The Scudder VA contract also offers the following optional riders, each for an additional charge:

- The Optional Living Benefits Rider, which provides for the waiver of surrender charges if the owner is confined to a medical care facility or hospice or is diagnosed with a fatal illness, subject to certain conditions.

- The Optional Disability Rider, which provides for the waiver of surrender charges if the owner is physically disabled before attaining age 65, subject to certain conditions.

THESE RIDERS ARE NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own any of these riders under your Scudder VA contract, they will not be carried over to the Horizon VA contract. Instead, they will terminate upon exchange without any refund of the rider charges you have paid.

MAXIMUM ANNUITY DATE. Until the annuity date (when you begin receiving annuity payments), your contract is in the accumulation phase and you can typically continue to make purchase payments and retain the contract death benefit. Under the Scudder VA contract, the latest annuity date permitted is typically the first day of the month before the annuitant's 90th birthday.

Under the Horizon VA contract, the latest annuity date permitted is typically no later than the valuation date on or next following the later of: (1) 10 years from the date of issue; or (2) the first day of the month following the month in which the older annuitant attains age 99. Please note that if the annuity date occurs (or is scheduled to occur) when the annuitant has reached an advanced age, it is possible that the Internal Revenue Service (the "IRS") could take the position that the Horizon VA Contract should not be treated as an annuity contract for federal income tax purposes. In that event, the income and gains under the Horizon VA contract would be currently includible in your income. You should discuss these issues with your tax adviser prior to exchanging your contract.

LIFE EXPECTANCY DISTRIBUTIONS. Prior to the annuity date, an owner of a Scudder VA contract may choose to receive a series of systematic withdrawals, without surrender charge, pursuant to the life expectancy distribution ("LED") option. Under this feature, each calendar year a fraction of the

Accumulated Value is withdrawn based on the owner's life expectancy (or the joint life expectancy of the owner and a beneficiary.) This feature is not offered under the Horizon VA contract.


GUARANTEED ANNUITY RATES. The guaranteed annuity option rates under your Scudder VA contract are calculated using a different mortality table and interest rate than the guaranteed rates under the Horizon VA contract and are more favorable. As a result, for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under the Scudder VA contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


UNDERLYING FUND INVESTMENT OPTIONS. The Horizon VA contract may offer underlying funds that are the same as those currently offered under your Scudder VA contract as well as other underlying funds managed by affiliated and unaffiliated portfolio managers. Not all underlying funds currently offered in your existing contract may be available in the Horizon VA contract, and annual underlying fund operating expenses may be higher than those in your Scudder VA contract.

         APPENDIX D - COMPARISON OF OTHER CONTRACT TERMS AND FEATURES.


  OTHER TERMS AND FEATURES              SCUDDER VA                     HORIZON VA
  ------------------------              ----------                     ----------
MINIMUM SUBSEQUENT PURCHASE                $100                           $250
PAYMENT

MAXIMUM CUMULATIVE PURCHASE                None                        $5,000,000
PAYMENTS ALLOWED UNDER
CONTRACT (WITHOUT OUR
APPROVAL)

TRANSFER RESTRICTIONS            Transfers to a guarantee     - Transfers in excess of
                                 period account must be at    $250,000 per contract, per
                                       least $1,000.            day, must be requested
                                                                through U.S. mail.
                                                              - Transfers into and out of
                                                              one subaccount in excess of
                                                                $50,000, per day, may need
                                                                to be requested through
                                                                U.S. mail.

                                                              - Transfers may be limited to
                                                              12 per contract year.

MINIMUM WITHDRAWAL AMOUNT                  $100                           None

                                $1,000 of Accumulated Value
                                   must remain following
                                        withdrawal

RESERVATION OF RIGHT TO                    None               Contract may terminate if no
AUTOMATICALLY TERMINATE                                        purchase payments have been
CONTRACT                                                      made for two years, Contract
                                                              Value is less than $2,000 at
                                                               end of two-year period, and
                                                                 the sum of all purchase
                                                                   payments, less any
                                                                withdrawals, is less than
                                                                $2,000 at end of two-year
                                                                         period

FREE WITHDRAWAL AMOUNT            Each calendar year, the                  N/A
                               greater of 15% of Accumulated
                                  Value (reduced by prior
                               withdrawals made in the same
                                 calendar year to which no
                               surrender charge was applied)
                                or amounts calculated under
                                    the life expectancy
                               distribution ("LED") feature.

FIXED ACCOUNT INVESTMENT        Currently one fixed account               None
OPTION(S)                       option and nine "guarantee
                                period" investment options
                                (varying in duration from 2
                                to 10 years) that provide a
                                  3.0% guaranteed minimum
                                      interest rate.

MARKET VALUE ADJUSTMENT             Applies to amounts                    None
                                  transferred, withdrawn,
                                 surrendered, and applied
                               under an annuity option from
                                a guarantee period account
                                  before its expiration.

PROGRAM TO PROTECT PRINCIPAL     Ensures that if an owner                  N/A
AND PROVIDE GROWTH POTENTIAL   allocates a purchase payment
                               to a guarantee period and one
                                  or more subaccounts in
                                accordance with allocation
                               instructions we provide, the
                               value in the guarantee period
                                account at expiration will
                                equal the purchase payment
                                 (assuming no transfers or
                                       withdrawals)

DOLLAR COST AVERAGING,                   Available                      Available
AUTOMATIC ACCOUNT/ASSET
REBALANCING, AND SYSTEMATIC
WITHDRAWALS

LOANS                              Available to certain               Not permitted
                                   qualified contracts.

ANNUITY OPTIONS                              6                              5

                                 Variable annuity payment       Variable annuity payment
                                 options permitted only if       options not available.
                                funded through the Scudder
                                Investment Grade Bond, SVS
                                Focus Value+Growth, Scudder
                                 Total Return, and Scudder
                                  Blue Chip subaccounts.

OWNERS                         Joint owners are permitted if   Joint owners are permitted.
                                   one of the two is the
                                        annuitant.

ANNUITANTS                       Joint annuitants are not         Joint annuitants are
                                        permitted.                  permitted only in
                                                                non-qualified contracts.
                                                               Under qualified contracts,
                                                               the owner and the annuitant
                                                               generally must be the same
                                                                       individual.

BENEFICIARIES                    No specific rules apply.     In the case of joint owners,
                                                              the surviving joint owner is
                                                                automatically the primary
                                                                beneficiary and cannot be
                                                                        changed.

                 APPENDIX E - FEDERAL INCOME TAX CONSIDERATIONS

You can find information about the federal income tax aspects of the Horizon VA contract in the section headed "Federal Tax Matters" in the Horizon VA prospectus. The following is a discussion of federal income tax issues relating specifically to the exchange offer. IN ANY EVENT, IF YOU ARE CONSIDERING ACCEPTING THE EXCHANGE OFFER YOU SHOULD CONSULT A TAX ADVISER FOR A MORE COMPLETE EXPLANATION OF THE TAX CONSEQUENCES OF DOING SO.

- TAX CONSEQUENCES OF ACCEPTING THE EXCHANGE OFFER AND DISTRIBUTIONS FROM THE NEW HORIZON VA CONTRACT AFTER THE EXCHANGE. The exchange of a Scudder VA contract for a Horizon VA contract should generally qualify for non-recognition of gain or loss under section 1035 of the Internal Revenue Code (the "Code"), provided that the owner(s) of and the annuitant(s) under the new Horizon VA contract received in exchange for the Scudder VA contract are the same. This means that if you accept the exchange offer and no change of owners or annuitants occurs in connection with the exchange, there should be no current tax consequence to the exchange. When a distribution from the new Horizon VA contract occurs, however, amounts received in the distribution may be taxable, as described in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-headings "Taxation of Partial and Full Withdrawals" and "Taxation of Annuity Payments." In determining the amount that is taxable in each such distribution, you will be able to count your "investment in the contract" immediately before the exchange under the Scudder VA contract as "investment in the contract" for the new Horizon VA contract received in the exchange.

- POSSIBLE LOSS OF GRANDFATHERING. When new tax legislation is enacted, transactions that have occurred before the enactment are frequently "grandfathered," that is, the legislation exempts such transaction from its effects. Although most significant tax legislation affecting annuity contracts (E.G., provisions relating to required distributions, the penalty tax on premature distributions, and the treatment of withdrawals) was enacted before the Scudder VA contracts were issued and the Scudder VA contracts were therefore not grandfathered under the legislation, it is possible, though unlikely, that some of the Scudder VA contracts could be grandfathered under such legislation. In that case, acceptance of the exchange offer would likely result in loss of the grandfathered status of the Scudder VA contracts for the new Horizon VA contracts received in the exchange.

- AGGREGATION OF CONTRACTS. As discussed in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-heading "Aggregation of Contracts," the taxable amount of an annuity payment or withdrawal from a "non-qualified contract" (I.E., a contract that does not receive favorable tax treatment under Sections 401, 403, 408, 408A, or 457 of the Code) may be determined by combining some or all of the non-qualified contracts you own. For example, if you exchange more than one Scudder VA contract for several non-qualified Horizon VA contracts or if you purchase another deferred non-qualified contract from us during the same calendar year that you exercise the exchange offer, the Internal Revenue Service will treat your contracts as one contract. This could affect the taxable amount of annuity payments or withdrawals from one or more of the deferred non-qualified annuity contracts you own.


- 403(b) PLANS. If your Scudder VA contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that the exchange offer complies with applicable tax requirements and to decline your acceptance of the exchange offer if it is not in compliance. We will defer acting on your acceptance of the exchange offer until all information required under the tax law has been received. By accepting the exchange offer, you consent to the sharing of confidential information about you, the Scudder VA and Horizon VA contracts, and transactions under the Scudder VA and Horizon VA contracts and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

                Commonwealth Annuity and Life Insurance Company


                    Commonwealth Annuity Separate Account A
                              Commonwealth Annuity
                            Horizon Variable Annuity



    SUPPLEMENT DATED JUNE [15], 2009 TO THE PROSPECTUS DATED JUNE [15], 2009


                      EXCHANGE OFFER TO CERTAIN OWNERS OF
                  PIONEER VISION 2 VARIABLE ANNUITY CONTRACTS


This Supplement describes an exchange offer applicable to certain contract owners of the Pioneer Vision 2 Variable Annuity ("Pioneer VA") contract who elect to exchange their contract for the Commonwealth Annuity Horizon Variable Annuity ("Horizon VA") contract offered by us through the Commonwealth Annuity Separate Account A. The purpose of this Supplement is to describe the exchange offer and explain to you the costs, terms, and features of the Horizon VA contract that may differ from your Pioneer VA contract. We may commence, suspend, modify, or withdraw this exchange offer at any time without notice in our sole discretion.


PLEASE NOTE: THERE IS NO DEATH BENEFIT CARRYOVER FROM THE PIONEER VA CONTRACT TO
             THE HORIZON VA CONTRACT. IF YOUR PIONEER VA DEATH BENEFIT IS GREATER THAN YOUR PIONEER VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


EXCHANGE OFFER ELIGIBILITY. In order to qualify for the exchange offer, your Accumulated Value (after adjusting for any positive market value adjustment) must be at least $2,000 and the older annuitant must not have attained age 91 as of the issue date for the Horizon VA contract. In addition, all contract owners must consent to the exchange, and partial surrenders or exchange will not be permitted. We reserve the right to make this exchange offer only to customers of selling firms.



HOW THE EXCHANGE OFFER WORKS. If you exchange your Pioneer VA contract for the Horizon VA contract, the exchange will constitute a full surrender and replacement of your Pioneer VA contract (although we will waive any annual contract fee, negative market value adjustment, premium taxes, and surrender charge that would otherwise be applicable). We will consider your Accumulated Value in the Pioneer VA contract as of the valuation date of the exchange, adjusted to reflect any positive market value adjustment, to be the initial purchase payment for the Horizon VA contract. If you own more than one Pioneer VA contract or another contract issued by us that is eligible for the exchange offer, you may surrender more than one of these contracts as part of the exchange offer. All programs and riders on your Pioneer VA contract will terminate upon exchange and will not automatically carry forward to the Horizon VA Contract. We will not deduct any premium taxes upon purchase of the Horizon VA.



To effect an exchange, please send to us at our Service Center (1) a completed application for the new Horizon VA contract, (2) your Pioneer VA contract, and
(3) a signed Supplemental Replacement Acknowledgment Form. We reserve the right to reject any application for exchange.


FACTORS TO CONSIDER. You need to carefully evaluate your personal financial situation to decide whether to accept or reject this exchange offer. THIS EXCHANGE OFFER IS NOT INTENDED FOR ALL OWNERS AND IN CERTAIN CIRCUMSTANCES MAY NOT BE IN YOUR BEST INTEREST. In particular, please note the following:


/ / DEATH BENEFIT: There is no death benefit carryover from your current contract to the Horizon VA contract. The Accumulated Value under your current contract (adjusted to reflect any positive market value adjustment) will become your initial death benefit under the Horizon VA contract. And, if you own an enhanced death benefit rider, it will terminate upon exchange. THIS MEANS THAT IF YOUR CURRENT DEATH BENEFIT IS GREATER THAN YOUR CURRENT ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


    You should also understand that the Horizon VA contract does NOT provide a guaranteed minimum death benefit - the death benefit will equal the current Contract Value (less any applicable premium taxes) and will decrease if your Contract Value decreases.

       - You should exchange your current contract only if any loss in the value of your death benefit will be outweighed by the benefits of the Horizon VA contract (such as a later maximum annuity date, a lower mortality and expense risk charge, and no surrender charge).

           - A later maximum annuity date may be suitable only if you are nearing your annuity date (at which time the death benefit under your existing contract will terminate), you are not ready to begin taking distributions from your contract, and any potential loss in death benefit protection upon exchange will be outweighed by the additional time provided under the Horizon VA contract for potential increases in the value of your contract before annuitizing.

           - A lower mortality and expense risk charge may be suitable only if you expect to hold the Horizon VA contract long enough that the cost savings you experience will outweigh any potential loss in death benefit protection.

           - The absence of any surrender charge is suitable only if you plan on making purchase payments under the Horizon VA AND you intend to surrender, take withdrawals, or annuitize within a certain period of time after doing so.


           - The exchange also may be suitable for you if you currently own an optional death benefit rider and you have determined that you no longer need the protection it provides for your beneficiaries (E.G., your children are grown) and therefore you do not want to continue paying the fee for the rider.


/ /  OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER: If you own the
    M-GAP Rider, it will terminate upon exchange.

       - If you own the M-GAP Rider, you should discuss with your financial advisor the higher guaranteed minimum annuity payments you may be giving up if you exchange your contract, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.


/ / GUARANTEED ANNUITY RATES: The guaranteed annuity option rates under the Horizon VA contract are less favorable than the guaranteed annuity option rates under your current contract. This means that for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under your current contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


       - You should discuss with your financial advisor the potentially higher annuity payments you may be giving up if you exchange your contract, particularly if you are nearing the date when you may begin receiving annuity payments.

/ / FIXED ACCOUNT OPTION: There is no fixed account option under the Horizon VA contract. All of your Contract Value in the Horizon VA contract will fluctuate based on the performance of the subaccounts in which you invest, and we do not guarantee these amounts. You could lose some or all of your investment during market downturns.

/ / VARIABLE ANNUITY PAYMENT OPTIONS: We do not offer variable annuity payment options under the Horizon VA contract. If you decide to annuitize your Contract Value, your annuity payments will be fixed in amount and will not reflect the investment experience of any subaccount.

We encourage you to carefully read all materials and prospectuses with your financial advisor to determine if the Horizon VA contract is suitable for you given your planning and investment needs, financial status, and retirement goals. Make sure that you understand the different contract features, PARTICULARLY THE LEVEL OF DEATH BENEFIT PROTECTION, prior to making a final decision to exchange your contract for the Horizon VA contract. Also, please discuss the tax consequences of this exchange with your tax adviser, as we make no representation regarding the tax consequences of an exchange. The following appendices attached to this Supplement provide a brief comparison of the various costs, terms, and features of the Horizon VA contract and your current contract, although you should carefully read the prospectus for each contract for a more complete explanation:

    - APPENDIX A - Comparison of Fees and Charges

    - APPENDIX B - Comparison of Death Benefits

    - APPENDIX C - Comparison of M-GAP Rider, Maximum Annuity Date, Life
                   Expectancy Distributions, Guaranteed Annuity Rates, and Underlying Fund Investment Options

    - APPENDIX D - Comparison of Other Contract Terms and Features

    - APPENDIX E - Federal Income Tax Considerations


CANCELLATION OF EXCHANGE. If you decide to exchange your contract for the Horizon VA contract, you may later cancel the Horizon VA contract for any reason within ten days (in some states longer) of your receipt of the contract. Please return your contract as well as a letter instructing us to cancel your contract. We will cancel your Horizon VA contract and refund to you an amount that will vary depending on the state in which your Horizon VA contract was issued (but in no event will be less than your Contract Value under the Horizon VA at the time of cancellation). The refunded amount may be more or less than the Accumulated Value we originally transferred to the Horizon VA contract.


SALES COMPENSATION. Your registered representative's selling firm may or may not currently be receiving compensation in the form of ongoing trail commissions relating to your current contract. If you exchange your contract for the Horizon VA contract, we will pay ongoing trail commissions typically for as long as the Horizon VA contract remains in effect. This amount may be higher than the trail commissions paid under your current contract (if any), and the selling firm may pass on a portion of these payments to your registered representative. The prospect of receiving this compensation may provide selling firms and/or their registered representatives with an incentive to recommend the exchange offer, and you may wish to take this into account when considering and evaluating the exchange offer. For more information, please ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with the exchange of your current contract for the Horizon VA contract.

                                *      *      *


The information provided in this Supplement is a summary of certain pertinent information, and does not take into account state variations, if any. The Horizon VA prospectus contains a more complete explanation of the terms and features discussed in the appendices, as well as additional information about the Horizon VA contract. We encourage you to carefully read the Horizon VA prospectus prior to making a final decision to exchange your Pioneer VA contract into the Horizon VA contract. To obtain a free copy of the Horizon VA prospectus, please contact your registered representative or call 1-800-533-7881. If you have any questions or are interested in exchanging your Pioneer VA contract pursuant to this exchange offer, please contact your registered representative. Please keep this Supplement and retain it for future reference.

                  APPENDIX A - COMPARISON OF FEES AND CHARGES


PLEASE NOTE THAT IF YOU EXCHANGE INTO THE HORIZON VA CONTRACT, WE WILL WAIVE ANY ANNUAL CONTRACT FEE, NEGATIVE MARKET VALUE ADJUSTMENT, PREMIUM TAXES, AND SURRENDER CHARGE THAT WOULD OTHERWISE BE ASSESSED UPON SURRENDER OF THE PIONEER VA CONTRACT.



      FEES AND CHARGES                  PIONEER VA                     HORIZON VA
      ----------------                  ----------                     ----------
Maximum Sales Charge (as a                 None                           None
percentage of purchase
payments)

Maximum Surrender Charge (as               7.0%                           None
a percentage of purchase
payments withdrawn)

State Premium Taxes             0% - 3.5% (varies by state)    0% - 3.5% (varies by state)

Transfer Charge                  $25 for each transfer in                 None
                                 excess of 12 per contract
                                           year

                                 This fee is currently not
                                         charged.

Annual Contract Fee                   $30 per year               $30 per year (deducted
                               Also deducted upon surrender             monthly)
                                 and waived if Accumulated
                                Value(1) is $50,000 or more    Waived if Contract Value(2)
                                or for contracts issued to         is $50,000 or more.
                                and maintained by a 401(k)
                                       plan trustee.

Mortality & Expense Risk              1.25% annually                 0.60% annually
Charge (as a percentage of
average daily net assets in
the subaccounts)

Administrative Expense                0.15% annually                 0.15% annually
Charge/ Administration Charge
(as a percentage of average
daily net assets in the
subaccounts)

Total Annual Underlying Fund    0.74% to 1.52% (gross fees     0.68% to 1.64% (gross fees
Operating Expenses (based on   before any expense waivers or  before any expense waivers or
average daily net assets as           reimbursements)                reimbursements)
of December 31, 2008)


------------------------------

(1) ACCUMULATED VALUE is equal to the sum of the values in the subaccounts, the fixed account, and the guarantee period accounts.

(2) CONTRACT VALUE is equal to the sum of the values in the subaccounts. There is no fixed account or guarantee period account under the Horizon VA contract.

                   APPENDIX B - COMPARISON OF DEATH BENEFITS


STANDARD DEATH BENEFIT. Under the Pioneer VA contract, a death benefit is payable upon the death of an ANNUITANT OR AN OWNER before the annuity date, whereas under the Horizon VA contract, a death benefit is payable only upon the death of an OWNER before the annuity date (unless the sole owner is a non-natural person, in which case we will pay a death benefit upon the death of an annuitant).


It is important for you to understand that only the Pioneer VA contract provides a guaranteed minimum death benefit:

- Under the Pioneer VA contract, the greatest value of (1), (2), or (3) in the table below is paid if the annuitant dies before the annuity date.

- The Horizon VA contract does NOT offer a guaranteed minimum death benefit. Instead, the death benefit equals the current Contract Value (less any applicable premium taxes).

The following chart is intended to help you understand the differences between the Pioneer VA and Horizon VA death benefits:

        DEATH BENEFIT                   PIONEER VA                     HORIZON VA
        -------------                   ----------                     ----------
Death of Owner (who is not     Accumulated Value increased    Contract Value, less any
the annuitant under the        by any positive market value   applicable premium taxes.
Pioneer VA contract):          adjustment.

Death of Annuitant (including  Greatest of:                   No death benefit is payable.
owner who is the annuitant     1.  Accumulated Value
under the Pioneer VA               increased by any positive
contract):                         market value adjustment;

                               2.  Gross purchase payments
                                   compounded daily at an
                                   effective annual yield of
                                   5%, decreased
                                   proportionately to
                                   reflect withdrawals; or

                               3.  The death benefit that
                                   would have been payable
                                   on the most recent
                                   contract anniversary,
                                   increased for subsequent
                                   purchase payments and
                                   decreased proportionately
                                   for subsequent
                                   withdrawals.

PLEASE NOTE THAT THERE IS NO DEATH BENEFIT CARRYOVER FROM THE PIONEER VA CONTRACT TO THE HORIZON VA CONTRACT. IF YOUR PIONEER VA DEATH BENEFIT IS GREATER THAN YOUR PIONEER VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


On the valuation date of the exchange, the Accumulated Value under your Pioneer VA contract (adjusted to reflect any positive market value adjustment) will be the initial purchase payment for the Horizon VA. This amount will also be your initial death benefit value, which likely will be lower than the death benefit value you had under your Pioneer VA contract at the time of the exchange, especially if you have an enhanced death benefit rider (see below - "Optional Death Benefit Rider"). Thereafter, the Horizon VA death benefit will decrease if your Contract Value decreases. This means that the amount of any death benefit we pay under the Horizon VA contract may ultimately be less than the Accumulated Value carried over from the Pioneer VA contract, and may be less than the amount of total purchase payments you made under the Pioneer VA and Horizon VA contracts.


Please make sure that you understand your current (and potential) death benefit value in the Pioneer VA contract as well as the potential death benefit value you would have under the Horizon VA contract. You should discuss these values with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you.


OPTIONAL DEATH BENEFIT RIDER. The Pioneer VA contract offers an Optional Enhanced Earnings Rider for an additional charge. Subject to certain conditions, in the event that the annuitant dies prior to the annuity date this rider provides for an additional amount to be paid to the beneficiary equal to the greater of $0 and the lesser of: (1) 25-80% (depending on the annuitant's age at issue) of gross purchase payments not previously withdrawn (aside from the initial purchase payment, this does not include purchase payments made during the 12-month period immediately prior to the date of death); and (2) 25-40% (depending on the annuitant's age at issue) of the difference between the Accumulated Value and gross purchase payments not previously withdrawn.


THIS RIDER IS NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own this rider under your Pioneer VA contract, it will not be carried over to the Horizon VA contract. Instead, it will terminate upon exchange without any refund of the rider charges you have paid. IF YOUR OPTIONAL ENHANCED EARNINGS RIDER BENEFIT IS GREATER THAN ZERO, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

         APPENDIX C - COMPARISON OF M-GAP RIDER, MAXIMUM ANNUITY DATE,
            LIFE EXPECTANCY DISTRIBUTIONS, GUARANTEED ANNUITY RATES,
                     AND UNDERLYING FUND INVESTMENT OPTIONS

OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER. The Pioneer VA contract also offered an Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider for an additional charge, although sales of this rider were discontinued on January 31, 2002. This rider provides a guaranteed minimum amount of fixed annuity lifetime income during the annuity payout phase after a 10- or 15-year waiting period, subject to certain conditions. If you own this rider, we have been calculating a "minimum guaranteed annuity payout benefit base" on each contract anniversary, and we will use this value (rather than your Accumulated Value) to determine annuity payments if you exercise the rider. At the time you become eligible to exercise the rider, your annuity payments likely would be greater if you exercise the rider than if you take annuity payments without exercising the rider if your minimum guaranteed annuity payout benefit base is higher than your Accumulated Value at that time.

THIS RIDER IS NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own this rider, it will not be carried over to the Horizon VA contract. Instead, it will terminate upon exchange without any refund of the rider charges you have paid. Please make sure that you understand your current (and potential) minimum guaranteed annuity payout benefit base (and potential for higher annuity payments) in the Pioneer VA contract. You should discuss this potential loss of higher annuity payments with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.

MAXIMUM ANNUITY DATE. Until the annuity date (when you begin receiving annuity payments), your contract is in the accumulation phase and you can typically continue to make purchase payments and retain the contract death benefit. Under the Pioneer VA contract, the latest annuity date permitted is typically the first day of the month before the annuitant's 90th birthday.

Under the Horizon VA contract, the latest annuity date permitted is typically no later than the valuation date on or next following the later of: (1) 10 years from the date of issue; or (2) the first day of the month following the month in which the older annuitant attains age 99. Please note that if the annuity date occurs (or is scheduled to occur) when the annuitant has reached an advanced age, it is possible that the Internal Revenue Service (the "IRS") could take the position that the Horizon VA Contract should not be treated as an annuity contract for federal income tax purposes. In that event, the income and gains under the Horizon VA contract would be currently includible in your income. You should discuss these issues with your tax adviser prior to exchanging your contract.

LIFE EXPECTANCY DISTRIBUTIONS. Prior to the annuity date, an owner of a Pioneer VA contract may choose to receive a series of systematic withdrawals, without surrender charge, pursuant to the life expectancy distribution ("LED") option. Under this feature, each calendar year a fraction of the Accumulated Value is withdrawn based on the owner's life expectancy (or the joint life expectancy of the owner and a beneficiary.) This feature is not offered under the Horizon VA contract.


GUARANTEED ANNUITY RATES. The guaranteed annuity option rates under your Pioneer VA contract are calculated using a different mortality table and interest rate than the guaranteed rates under the Horizon VA contract and are more favorable. As a result, for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under the Pioneer VA contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


UNDERLYING FUND INVESTMENT OPTIONS. The Horizon VA contract may offer underlying funds that are the same as those currently offered under your Pioneer VA contract as well as other underlying funds managed by affiliated and unaffiliated portfolio managers. Not all underlying funds currently offered in your existing contract may be available in the Horizon VA contract, and annual underlying fund operating expenses may be higher than those in your Pioneer VA contract.

          APPENDIX D - COMPARISON OF OTHER CONTRACT TERMS AND FEATURES


  OTHER TERMS AND FEATURES              PIONEER VA                     HORIZON VA
  ------------------------              ----------                     ----------
MINIMUM SUBSEQUENT PURCHASE                 $50                           $250
PAYMENT

MAXIMUM CUMULATIVE PURCHASE                None                        $5,000,000
PAYMENTS ALLOWED UNDER
CONTRACT (WITHOUT OUR
APPROVAL)

TRANSFER RESTRICTIONS            Transfers to a guarantee     - Transfers in excess of
                                 period account must be at    $250,000 per contract, per
                                       least $1,000.            day, must be requested
                                                                through U.S. mail.
                                                              - Transfers into and out of
                                                              one subaccount in excess of
                                                                $50,000, per day, may need
                                                                to be requested through
                                                                U.S. mail.

                                                              - Transfers may be limited to
                                                              12 per contract year.

MINIMUM WITHDRAWAL AMOUNT                  $100                           None

RESERVATION OF RIGHT TO                    None               Contract may terminate if no
AUTOMATICALLY TERMINATE                                        purchase payments have been
CONTRACT                                                      made for two years, Contract
                                                              Value is less than $2,000 at
                                                               end of two-year period, and
                                                                 the sum of all purchase
                                                                   payments, less any
                                                                withdrawals, is less than
                                                                $2,000 at end of two-year
                                                                         period

FREE WITHDRAWAL AMOUNT            Each calendar year, the                  N/A
                                    greatest of 100% of
                                cumulative earnings, 15% of
                               Accumulated Value (reduced by
                               prior withdrawals made in the
                                same calendar year to which
                                  no surrender charge was
                                   applied), or amounts
                                 calculated under the life
                                  expectancy distribution
                                     ("LED") feature.

FIXED ACCOUNT INVESTMENT        Currently one fixed account               None
OPTION(S)                       option and nine "guarantee
                                period" investment options
                                (varying in duration from 2
                                to 10 years) that provide a
                                  3.0% guaranteed minimum
                                      interest rate.

MARKET VALUE ADJUSTMENT             Applies to amounts                    None
                                  transferred, withdrawn,
                                 surrendered, and applied
                               under an annuity option from
                                a guarantee period account
                                  before its expiration.

PROGRAM TO PROTECT PRINCIPAL     Ensures that if an owner                  N/A
AND PROVIDE GROWTH POTENTIAL   allocates a purchase payment
                               to a guarantee period and one
                                  or more subaccounts in
                                accordance with allocation
                               instructions we provide, the
                               value in the guarantee period
                                account at expiration will
                                equal the purchase payment
                                 (assuming no transfers or
                               withdrawals and less contract
                                     fees and charges)

DOLLAR COST AVERAGING,                   Available                      Available
AUTOMATIC ACCOUNT/ASSET
REBALANCING, AND SYSTEMATIC
WITHDRAWALS

LOANS                              Available to certain               Not permitted
                                   qualified contracts.

ANNUITY OPTIONS                              6                              5

                                 Variable annuity payment       Variable annuity payment
                                 options permitted only if       options not available.
                                funded through the Pioneer
                                Fund VCT Portfolio, Pioneer
                                Independence VCT Portfolio,
                                Pioneer International Value
                                VCT Portfolio, and Pioneer
                                    Bond VCT Portfolio
                                       subaccounts.

OWNERS                         Joint owners are permitted if   Joint owners are permitted.
                                   one of the two is the
                                        annuitant.

ANNUITANTS                       Joint annuitants are not         Joint annuitants are
                                        permitted.                  permitted only in
                                                                non-qualified contracts.
                                                               Under qualified contracts,
                                                               the owner and the annuitant
                                                               generally must be the same
                                                                       individual.

BENEFICIARIES                    No specific rules apply.     In the case of joint owners,
                                                              the surviving joint owner is
                                                                automatically the primary
                                                                beneficiary and cannot be
                                                                        changed.

                 APPENDIX E - FEDERAL INCOME TAX CONSIDERATIONS

You can find information about the federal income tax aspects of the Horizon VA contract in the section headed "Federal Tax Matters" in the Horizon VA prospectus. The following is a discussion of federal income tax issues relating specifically to the exchange offer. IN ANY EVENT, IF YOU ARE CONSIDERING ACCEPTING THE EXCHANGE OFFER YOU SHOULD CONSULT A TAX ADVISER FOR A MORE COMPLETE EXPLANATION OF THE TAX CONSEQUENCES OF DOING SO.

- TAX CONSEQUENCES OF ACCEPTING THE EXCHANGE OFFER AND DISTRIBUTIONS FROM THE NEW HORIZON VA CONTRACT AFTER THE EXCHANGE. The exchange of a Pioneer VA contract for a Horizon VA contract should generally qualify for non-recognition of gain or loss under section 1035 of the Internal Revenue Code (the "Code"), provided that the owner(s) of and the annuitant(s) under the new Horizon VA contract received in exchange for the Pioneer VA contract are the same. This means that if you accept the exchange offer and no change of owners or annuitants occurs in connection with the exchange, there should be no current tax consequence to the exchange. When a distribution from the new Horizon VA contract occurs, however, amounts received in the distribution may be taxable, as described in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-headings "Taxation of Partial and Full Withdrawals" and "Taxation of Annuity Payments." In determining the amount that is taxable in each such distribution, you will be able to count your "investment in the contract" immediately before the exchange under the Pioneer VA contract as "investment in the contract" for the new Horizon VA contract received in the exchange.

- POSSIBLE LOSS OF GRANDFATHERING. When new tax legislation is enacted, transactions that have occurred before the enactment are frequently "grandfathered," that is, the legislation exempts such transaction from its effects. Although most significant tax legislation affecting annuity contracts (E.G., provisions relating to required distributions, the penalty tax on premature distributions, and the treatment of withdrawals) was enacted before the Pioneer VA contracts were issued and the Pioneer VA contracts were therefore not grandfathered under the legislation, it is possible, though unlikely, that some of the Pioneer VA contracts could be grandfathered under such legislation. In that case, acceptance of the exchange offer would likely result in loss of the grandfathered status of the Pioneer VA contracts for the new Horizon VA contracts received in the exchange.

- AGGREGATION OF CONTRACTS. As discussed in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-heading "Aggregation of Contracts," the taxable amount of an annuity payment or withdrawal from a "non-qualified contract" (I.E., a contract that does not receive favorable tax treatment under Sections 401, 403, 408, 408A, or 457 of the Code) may be determined by combining some or all of the non-qualified contracts you own. For example, if you exchange more than one Pioneer VA contract for several non-qualified Horizon VA contracts or if you purchase another deferred non-qualified contract from us during the same calendar year that you exercise the exchange offer, the Internal Revenue Service will treat your contracts as one contract. This could affect the taxable amount of annuity payments or withdrawals from one or more of the deferred non-qualified annuity contracts you own.


- 403(b) PLANS. If your Pioneer VA contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that the exchange offer complies with applicable tax requirements and to decline your acceptance of the exchange offer if it is not in compliance. We will defer acting on your acceptance of the exchange offer until all information required under the tax law has been received. By accepting the exchange offer, you consent to the sharing of confidential information about you, the Pioneer VA and Horizon VA contracts, and transactions under the Pioneer VA and Horizon VA contracts and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

                Commonwealth Annuity and Life Insurance Company
  (previously known as Allmerica Financial Life Insurance and Annuity Company, a wholly owned subsidiary of First Allmerica Financial Life Insurance Company)


                    Commonwealth Annuity Separate Account A
                              Commonwealth Annuity
                            Horizon Variable Annuity



    Supplement dated June [15], 2009 to the Prospectus dated June [15], 2009


                      EXCHANGE OFFER TO CERTAIN OWNERS OF
                  PIONEER C-VISION VARIABLE ANNUITY CONTRACTS


This Supplement describes an exchange offer applicable to certain contract owners of the Pioneer C-Vision Variable Annuity ("Pioneer VA") contract who elect to exchange their contract for the Commonwealth Annuity Horizon Variable Annuity ("Horizon VA") contract offered by us through the Commonwealth Annuity Separate Account A. The purpose of this Supplement is to describe the exchange offer and explain to you the costs, terms, and features of the Horizon VA contract that may differ from your Pioneer VA contract. We may commence, suspend, modify, or withdraw this exchange offer at any time without notice in our sole discretion.


PLEASE NOTE: THERE IS NO DEATH BENEFIT CARRYOVER FROM THE PIONEER VA CONTRACT TO
             THE HORIZON VA CONTRACT. IF YOUR PIONEER VA DEATH BENEFIT IS GREATER THAN YOUR PIONEER VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


EXCHANGE OFFER ELIGIBILITY. In order to qualify for the exchange offer, your Accumulated Value (after adjusting for any positive market value adjustment) must be at least $2,000 and the older annuitant must not have attained age 91 as of the issue date for the Horizon VA contract. In addition, all contract owners must consent to the exchange, and partial surrenders or exchange will not be permitted. We reserve the right to make this exchange offer only to customers of selling firms.



HOW THE EXCHANGE OFFER WORKS. If you exchange your Pioneer VA contract for the Horizon VA contract, the exchange will constitute a full surrender and replacement of your Pioneer VA contract (although we will waive any annual contract fee, negative market value adjustment, and premium taxes that would otherwise be applicable). We will consider your Accumulated Value in the Pioneer VA contract as of the valuation date of the exchange, adjusted to reflect any positive market value adjustment, to be the initial purchase payment for the Horizon VA contract. If you own more than one Pioneer VA contract or another contract issued by us that is eligible for the exchange offer, you may surrender more than one of these contracts as part of the exchange offer. All programs and riders on your Pioneer VA contract will terminate upon exchange and will not automatically carry forward to the Horizon VA Contract. We will not deduct any premium taxes upon purchase of the Horizon VA.



To effect an exchange, please send to us at our Service Center (1) a completed application for the new Horizon VA contract, (2) your Pioneer VA contract, and
(3) a signed Supplemental Replacement Acknowledgment Form. We reserve the right to reject any application for exchange.


FACTORS TO CONSIDER. You need to carefully evaluate your personal financial situation to decide whether to accept or reject this exchange offer. THIS EXCHANGE OFFER IS NOT INTENDED FOR ALL OWNERS AND IN CERTAIN CIRCUMSTANCES MAY NOT BE IN YOUR BEST INTEREST. In particular, please note the following:


/ / DEATH BENEFIT: There is no death benefit carryover from your current contract to the Horizon VA contract. The Accumulated Value under your current contract (adjusted to reflect any positive market value adjustment) will become your initial death benefit under the Horizon VA contract. And, if you own an enhanced death benefit rider, it will terminate upon exchange. THIS MEANS THAT IF YOUR CURRENT DEATH BENEFIT IS GREATER THAN YOUR CURRENT ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

    You should also understand that the Horizon VA contract does NOT provide a guaranteed minimum death benefit - the death benefit will equal the current Contract Value (less any applicable premium taxes) and will decrease if your Contract Value decreases.

       - You should exchange your current contract only if any loss in the value of your death benefit will be outweighed by the benefits of the Horizon VA contract (such as a lower mortality and expense risk charge).

           - A lower mortality and expense risk charge may be suitable only if you expect to hold the Horizon VA contract long enough that the cost savings you experience will outweigh any potential loss in death benefit protection.

           - The exchange also may be suitable for you if you currently own an optional death benefit rider and you have determined that you no longer need the protection it provides for your beneficiaries (E.G., your children are grown) and therefore you do not want to continue paying the fee for the rider.

/ /  OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER: If you own the
    M-GAP Rider, it will terminate upon exchange.

       - If you own the M-GAP Rider, you should discuss with your financial advisor the higher guaranteed minimum annuity payments you may be giving up if you exchange your contract, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.


/ / GUARANTEED ANNUITY RATES: The guaranteed annuity option rates under the Horizon VA contract are less favorable than the guaranteed annuity option rates under your current contract. This means that for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under your current contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


       - You should discuss with your financial advisor the potentially higher annuity payments you may be giving up if you exchange your contract, particularly if you are nearing the date when you may begin receiving annuity payments.

/ / FIXED ACCOUNT OPTION: There is no fixed account option under the Horizon VA contract. All of your Contract Value in the Horizon VA contract will fluctuate based on the performance of the subaccounts in which you invest, and we do not guarantee these amounts. You could lose some or all of your investment during market downturns.

/ / VARIABLE ANNUITY PAYMENT OPTIONS: We do not offer variable annuity payment options under the Horizon VA contract. If you decide to annuitize your Contract Value, your annuity payments will be fixed in amount and will not reflect the investment experience of any subaccount.

We encourage you to carefully read all materials and prospectuses with your financial advisor to determine if the Horizon VA contract is suitable for you given your planning and investment needs, financial status, and retirement goals. Make sure that you understand the different contract features, PARTICULARLY THE LEVEL OF DEATH BENEFIT PROTECTION, prior to making a final decision to exchange your contract for the Horizon VA contract. Also, please discuss the tax consequences of this exchange with your tax adviser, as we make no representation regarding the tax consequences of an exchange. The following appendices attached to this Supplement provide a brief comparison of the various costs, terms, and features of the Horizon VA contract and your current contract, although you should carefully read the prospectus for each contract for a more complete explanation:

    - APPENDIX A - Comparison of Fees and Charges

    - APPENDIX B - Comparison of Death Benefits

    - APPENDIX C - Comparison of M-GAP Rider, Maximum Annuity Date, Life
                   Expectancy Distributions, Guaranteed Annuity Rates, and Underlying Fund Investment Options

    - APPENDIX D - Comparison of Other Contract Terms and Features

    - APPENDIX E - Federal Income Tax Considerations


CANCELLATION OF EXCHANGE. If you decide to exchange your contract for the Horizon VA contract, you may later cancel the Horizon VA contract for any reason within ten days (in some states longer) of your receipt of the contract. Please return your contract as well as a letter instructing us to cancel your contract. We will cancel your Horizon VA contract and refund to you an amount that will vary depending on the state in which your Horizon VA contract was issued (but in no event will be less than your Contract Value under the Horizon VA at the time of cancellation). The refunded amount may be more or less than the Accumulated Value we originally transferred to the Horizon VA contract.


SALES COMPENSATION. Your registered representative's selling firm may or may not currently be receiving compensation in the form of ongoing trail commissions relating to your current contract. If you exchange your contract for the Horizon VA contract, we will pay ongoing trail commissions typically for as long as the Horizon VA contract remains in effect. This amount may be higher than the trail commissions paid under your current contract (if any), and the selling firm may pass on a portion of these payments to your registered representative. The prospect of receiving this compensation may provide selling firms and/or their registered representatives with an incentive to recommend the exchange offer, and you may wish to take this into account when considering and evaluating the exchange offer. For more information, please ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with the exchange of your current contract for the Horizon VA contract.

                                *      *      *


The information provided in this Supplement is a summary of certain pertinent information, and does not take into account state variations, if any. The Horizon VA prospectus contains a more complete explanation of the terms and features discussed in the appendices, as well as additional information about the Horizon VA contract. We encourage you to carefully read the Horizon VA prospectus prior to making a final decision to exchange your Pioneer VA contract into the Horizon VA contract. To obtain a free copy of the Horizon VA prospectus, please contact your registered representative or call 1-800-533-7881. If you have any questions or are interested in exchanging your Pioneer VA contract pursuant to this exchange offer, please contact your registered representative. Please keep this Supplement and retain it for future reference.

                  APPENDIX A - COMPARISON OF FEES AND CHARGES


PLEASE NOTE THAT IF YOU EXCHANGE INTO THE HORIZON VA CONTRACT, WE WILL WAIVE ANY ANNUAL CONTRACT FEE, NEGATIVE MARKET VALUE ADJUSTMENT, AND PREMIUM TAXES THAT WOULD OTHERWISE BE ASSESSED UPON SURRENDER OF THE PIONEER VA CONTRACT.



      FEES AND CHARGES                  PIONEER VA                     HORIZON VA
      ----------------                  ----------                     ----------
Maximum Sales Charge (as a                 None                           None
percentage of purchase
payments)

Maximum Surrender Charge (as               None                           None
a percentage of purchase
payments withdrawn)

State Premium Taxes             0% - 3.5% (varies by state)    0% - 3.5% (varies by state)

Transfer Charge                  $25 for each transfer in                 None
                                 excess of 12 per contract
                                           year

                                 This fee is currently not
                                         charged.

Annual Contract Fee                   $35 per year               $30 per year (deducted
                               Also deducted upon surrender             monthly)
                                 and waived if Accumulated
                               Value(1) is $75,000 or more.    Waived if Contract Value(2)
                                                                   is $50,000 or more.

Mortality & Expense Risk              1.25% annually                 0.60% annually
Charge (as a percentage of
average daily net assets in
the subaccounts)

Administrative Expense                0.15% annually                 0.15% annually
Charge/ Administration Charge
(as a percentage of average
daily net assets in the
subaccounts)

Total Annual Underlying Fund    0.74% to 1.52% (gross fees     0.68% to 1.64% (gross fees
Operating Expenses (based on   before any expense waivers or  before any expense waivers or
average daily net assets as           reimbursements)                reimbursements)
of December 31, 2008)


------------------------------

(1) ACCUMULATED VALUE is equal to the sum of the values in the subaccounts, the fixed account, and the guarantee period accounts.

(2) CONTRACT VALUE is equal to the sum of the values in the subaccounts. There is no fixed account or guarantee period account under the Horizon VA contract.

                   APPENDIX B - COMPARISON OF DEATH BENEFITS

STANDARD DEATH BENEFIT. Under both the Pioneer VA contract and the Horizon VA contract, a death benefit is payable upon the death of an owner before the annuity date (unless the sole owner is a non-natural person, in which case we will pay a death benefit upon the death of an annuitant).

It is important for you to understand that only the Pioneer VA contract provides a guaranteed minimum death benefit:

- Under the Pioneer VA contract, the death benefit will never be less than the purchase payments you have made under the contract (assuming you do not take any withdrawals).

- The Horizon VA contract does NOT offer a guaranteed minimum death benefit. Instead, the death benefit equals the current Contract Value (less any applicable premium taxes).

The following chart is intended to help you understand the differences between the Pioneer VA and Horizon VA death benefits:

                 PIONEER VA                                      HORIZON VA
                 ----------                                      ----------
Greater of:                                     Contract Value, less any applicable premium
                                                taxes.

1.  Accumulated Value increased by any
    positive market value adjustment; or

2.  Gross purchase payments decreased
    proportionately to reflect withdrawals.

PLEASE NOTE THAT THERE IS NO DEATH BENEFIT CARRYOVER FROM THE PIONEER VA CONTRACT TO THE HORIZON VA CONTRACT. IF YOUR PIONEER VA DEATH BENEFIT IS GREATER THAN YOUR PIONEER VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


On the valuation date of the exchange, the Accumulated Value under your Pioneer VA contract (adjusted to reflect any positive market value adjustment) will be the initial purchase payment for the Horizon VA. This amount will also be your initial death benefit value, which likely will be lower than the death benefit value you had under your Pioneer VA contract at the time of the exchange, especially if you have an enhanced death benefit rider (see below - "Optional Death Benefit Riders"). Thereafter, the Horizon VA death benefit will decrease if your Contract Value decreases. This means that the amount of any death benefit we pay under the Horizon VA contract may ultimately be less than the Accumulated Value carried over from the Pioneer VA contract, and may be less than the amount of total purchase payments you made under the Pioneer VA and Horizon VA contracts.


Please make sure that you understand your current (and potential) death benefit value in the Pioneer VA contract as well as the potential death benefit value you would have under the Horizon VA contract. You should discuss these values with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you.

OPTIONAL DEATH BENEFIT RIDERS. The Pioneer VA contract offers the following optional death benefit riders, each for an additional charge:

- The Optional Enhanced Death Benefit (EDB) Rider which, subject to certain conditions, provides for an enhanced death benefit to be paid to the beneficiary in the event that an owner dies prior to the annuity date and before his or her 90th birthday. This amount is equal to the greatest of:
  (a) the Accumulated Value increased by any positive market value adjustment;
  (b) gross purchase payments compounded daily at an effective annual yield of 5%, decreased proportionately to reflect withdrawals; and (c) the highest Accumulated Value on any prior contract anniversary, increased for any positive market value adjustment and subsequent purchase payments and decreased proportionately for subsequent withdrawals. (After the owner's 90th birthday, a reduced amount may be paid.)


- The Optional Enhanced Earnings Rider which, subject to certain conditions, provides for an additional amount to be paid to the beneficiary in the event that an owner dies prior to the annuity date. This amount is equal to the greater of $0 and the lesser of: (1) 25-80% (depending on the owner's age at issue) of gross purchase payments not previously withdrawn (aside from the initial purchase payment, this does not include purchase payments made during the 12-month period immediately prior to the date of death); and (2) 25-40% (depending on the owner's age at issue) of the difference between the Accumulated Value and gross purchase payments not previously withdrawn.


THESE RIDERS ARE NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own any of these riders under your Pioneer VA contract, they will not be carried over to the Horizon VA contract. Instead, they will terminate upon exchange without any refund of the rider charges you have paid. IF YOUR PIONEER VA DEATH BENEFIT IS GREATER THAN YOUR PIONEER VA ACCUMULATED VALUE, AND/OR IF YOUR OPTIONAL ENHANCED EARNINGS RIDER BENEFIT IS GREATER THAN ZERO, YOU WILL LOSE THESE ADDITIONAL AMOUNTS WHEN YOU EXCHANGE YOUR CONTRACT.

         APPENDIX C - COMPARISON OF M-GAP RIDER, MAXIMUM ANNUITY DATE,
            LIFE EXPECTANCY DISTRIBUTIONS, GUARANTEED ANNUITY RATES,
                     AND UNDERLYING FUND INVESTMENT OPTIONS

OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER. The Pioneer VA contract also offered an Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider for an additional charge, although sales of this rider were discontinued on January 31, 2002. This rider provides a guaranteed minimum amount of fixed annuity lifetime income during the annuity payout phase after a 10- or 15-year waiting period, subject to certain conditions. If you own this rider, we have been calculating a "minimum guaranteed annuity payout benefit base" on each contract anniversary, and we will use this value (rather than your Accumulated Value) to determine annuity payments if you exercise the rider. At the time you become eligible to exercise the rider, your annuity payments likely would be greater if you exercise the rider than if you take annuity payments without exercising the rider if your minimum guaranteed annuity payout benefit base is higher than your Accumulated Value at that time.

THIS RIDER IS NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own this rider, it will not be carried over to the Horizon VA contract. Instead, it will terminate upon exchange without any refund of the rider charges you have paid. Please make sure that you understand your current (and potential) minimum guaranteed annuity payout benefit base (and potential for higher annuity payments) in the Pioneer VA contract. You should discuss this potential loss of higher annuity payments with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.

MAXIMUM ANNUITY DATE. Until the annuity date (when you begin receiving annuity payments), your contract is in the accumulation phase and you can typically continue to make purchase payments and retain the contract death benefit. Under the Pioneer VA contract, the latest annuity date permitted is typically the first day of the month before the younger owner's 99th birthday. Under the Horizon VA contract, the latest annuity date permitted is typically no later than the valuation date on or next following the later of: (1) 10 years from the date of issue; or (2) the first day of the month following the month in which the older annuitant attains age 99.

LIFE EXPECTANCY DISTRIBUTIONS. Prior to the annuity date, an owner of a Pioneer VA contract may choose to receive a series of systematic withdrawals pursuant to the life expectancy distribution ("LED") option. Under this feature, each calendar year a fraction of the Accumulated Value is withdrawn based on the owner's life expectancy (or the joint life expectancy of the owner and a beneficiary.) This feature is not offered under the Horizon VA contract.


GUARANTEED ANNUITY RATES. The guaranteed annuity option rates under your Pioneer VA contract are calculated using a different mortality table and interest rate than the guaranteed rates under the Horizon VA contract and are more favorable. As a result, for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under the Pioneer VA contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


UNDERLYING FUND INVESTMENT OPTIONS. The Horizon VA contract may offer underlying funds that are the same as those currently offered under your Pioneer VA contract as well as other underlying funds managed by affiliated and unaffiliated portfolio managers. Not all underlying funds currently offered in your existing contract may be available in the Horizon VA contract, and annual underlying fund operating expenses may be higher than those in your Pioneer VA contract.

         APPENDIX D - COMPARISON OF OTHER CONTRACT TERMS AND FEATURES.


  OTHER TERMS AND FEATURES              PIONEER VA                     HORIZON VA
  ------------------------              ----------                     ----------
MINIMUM SUBSEQUENT PURCHASE                 $50                           $250
PAYMENT

MAXIMUM CUMULATIVE PURCHASE                None                        $5,000,000
PAYMENTS ALLOWED UNDER
CONTRACT (WITHOUT OUR
APPROVAL)

TRANSFER RESTRICTIONS            Transfers to a guarantee     - Transfers in excess of
                                 period account must be at    $250,000 per contract, per
                                       least $1,000.            day, must be requested
                                                                through U.S. mail.
                                                              - Transfers into and out of
                                                              one subaccount in excess of
                                                                $50,000, per day, may need
                                                                to be requested through
                                                                U.S. mail.

                                                              - Transfers may be limited to
                                                              12 per contract year.

MINIMUM WITHDRAWAL AMOUNT                  $100                           None

                                $1,000 of Accumulated Value
                                   must remain following
                                        withdrawal

RESERVATION OF RIGHT TO                    None               Contract may terminate if no
AUTOMATICALLY TERMINATE                                        purchase payments have been
CONTRACT                                                      made for two years, Contract
                                                              Value is less than $2,000 at
                                                               end of two-year period, and
                                                                 the sum of all purchase
                                                                   payments, less any
                                                                withdrawals, is less than
                                                                $2,000 at end of two-year
                                                                         period

FREE WITHDRAWAL AMOUNT                      N/A                            N/A

FIXED ACCOUNT INVESTMENT        Currently one fixed account               None
OPTION(S)                       option and nine "guarantee
                                period" investment options
                                (varying in duration from 2
                                to 10 years) that provide a
                                  3.0% guaranteed minimum
                                      interest rate.

MARKET VALUE ADJUSTMENT             Applies to amounts                    None
                                  transferred, withdrawn,
                                 surrendered, and applied
                               under an annuity option from
                                a guarantee period account
                                  before its expiration.

BUILD WITH INTEREST AND          Ensures that if an owner                  N/A
GROWTH PROGRAM                 allocates a purchase payment
                               to a guarantee period and one
                                  or more subaccounts in
                                accordance with allocation
                               instructions we provide, the
                               value in the guarantee period
                                account at expiration will
                                equal the purchase payment
                                 (assuming no transfers or
                               withdrawals and less contract
                                     fees and charges)

DOLLAR COST AVERAGING,                   Available                      Available
AUTOMATIC ACCOUNT/ASSET
REBALANCING, AND SYSTEMATIC
WITHDRAWALS

LOANS                              Available to certain               Not permitted
                                   qualified contracts.

ANNUITY OPTIONS                              6                              5

                                 Variable annuity payment       Variable annuity payment
                                 options permitted only if       options not available.
                                funded through the Pioneer
                                Fund VCT Portfolio, Pioneer
                               Growth Shares VCT Portfolio,
                               Pioneer International Growth
                                  VCT Portfolio, and the
                                Pioneer America Income VCT
                                  Portfolio subaccounts.

OWNERS                         Joint owners are permitted if   Joint owners are permitted.
                                   one of the two is the
                                        annuitant.

ANNUITANTS                         Joint annuitants are           Joint annuitants are
                                        permitted.                  permitted only in
                                                                non-qualified contracts.
                                                               Under qualified contracts,
                                                               the owner and the annuitant
                                                               generally must be the same
                                                                       individual.

BENEFICIARIES                    No specific rules apply.     In the case of joint owners,
                                                              the surviving joint owner is
                                                                automatically the primary
                                                                beneficiary and cannot be
                                                                        changed.

                 APPENDIX E - FEDERAL INCOME TAX CONSIDERATIONS

You can find information about the federal income tax aspects of the Horizon VA contract in the section headed "Federal Tax Matters" in the Horizon VA prospectus. The following is a discussion of federal income tax issues relating specifically to the exchange offer. IN ANY EVENT, IF YOU ARE CONSIDERING ACCEPTING THE EXCHANGE OFFER YOU SHOULD CONSULT A TAX ADVISER FOR A MORE COMPLETE EXPLANATION OF THE TAX CONSEQUENCES OF DOING SO.

- TAX CONSEQUENCES OF ACCEPTING THE EXCHANGE OFFER AND DISTRIBUTIONS FROM THE NEW HORIZON VA CONTRACT AFTER THE EXCHANGE. The exchange of a Pioneer VA contract for a Horizon VA contract should generally qualify for non-recognition of gain or loss under section 1035 of the Internal Revenue Code (the "Code"), provided that the owner(s) of and the annuitant(s) under the new Horizon VA contract received in exchange for the Pioneer VA contract are the same. This means that if you accept the exchange offer and no change of owners or annuitants occurs in connection with the exchange, there should be no current tax consequence to the exchange. When a distribution from the new Horizon VA contract occurs, however, amounts received in the distribution may be taxable, as described in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-headings "Taxation of Partial and Full Withdrawals" and "Taxation of Annuity Payments." In determining the amount that is taxable in each such distribution, you will be able to count your "investment in the contract" immediately before the exchange under the Pioneer VA contract as "investment in the contract" for the new Horizon VA contract received in the exchange.

- POSSIBLE LOSS OF GRANDFATHERING. When new tax legislation is enacted, transactions that have occurred before the enactment are frequently "grandfathered," that is, the legislation exempts such transaction from its effects. Although most significant tax legislation affecting annuity contracts (E.G., provisions relating to required distributions, the penalty tax on premature distributions, and the treatment of withdrawals) was enacted before the Pioneer VA contracts were issued and the Pioneer VA contracts were therefore not grandfathered under the legislation, it is possible, though unlikely, that some of the Pioneer VA contracts could be grandfathered under such legislation. In that case, acceptance of the exchange offer would likely result in loss of the grandfathered status of the Pioneer VA contracts for the new Horizon VA contracts received in the exchange.

- AGGREGATION OF CONTRACTS. As discussed in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-heading "Aggregation of Contracts," the taxable amount of an annuity payment or withdrawal from a "non-qualified contract" (I.E., a contract that does not receive favorable tax treatment under Sections 401, 403, 408, 408A, or 457 of the Code) may be determined by combining some or all of the non-qualified contracts you own. For example, if you exchange more than one Pioneer VA contract for several non-qualified Horizon VA contracts or if you purchase another deferred non-qualified contract from us during the same calendar year that you exercise the exchange offer, the Internal Revenue Service will treat your contracts as one contract. This could affect the taxable amount of annuity payments or withdrawals from one or more of the deferred non-qualified annuity contracts you own.


- 403(b) PLANS. If your Pioneer VA contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that the exchange offer complies with applicable tax requirements and to decline your acceptance of the exchange offer if it is not in compliance. We will defer acting on your acceptance of the exchange offer until all information required under the tax law has been received. By accepting the exchange offer, you consent to the sharing of confidential information about you, the Pioneer VA and Horizon VA contracts, and transactions under the Pioneer VA and Horizon VA contracts and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

                Commonwealth Annuity and Life Insurance Company
  (previously known as Allmerica Financial Life Insurance and Annuity Company)


                    Commonwealth Annuity Separate Account A
                              Commonwealth Annuity
                            Horizon Variable Annuity



    Supplement dated June [15], 2009 to the Prospectus dated June [15], 2009


                      EXCHANGE OFFER TO CERTAIN OWNERS OF
                 PIONEER XTRAVISION VARIABLE ANNUITY CONTRACTS


This Supplement describes an exchange offer applicable to certain contract owners of the Pioneer XtraVision Variable Annuity ("Pioneer VA") contract who elect to exchange their contract for the Commonwealth Annuity Horizon Variable Annuity ("Horizon VA") contract offered by us through the Commonwealth Annuity Separate Account A. The purpose of this Supplement is to describe the exchange offer and explain to you the costs, terms, and features of the Horizon VA contract that may differ from your Pioneer VA contract. We may commence, suspend, modify, or withdraw this exchange offer at any time without notice in our sole discretion.


PLEASE NOTE: THERE IS NO DEATH BENEFIT CARRYOVER FROM THE PIONEER VA CONTRACT TO
             THE HORIZON VA CONTRACT. IF YOUR PIONEER VA DEATH BENEFIT IS GREATER THAN YOUR PIONEER VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


EXCHANGE OFFER ELIGIBILITY. In order to qualify for the exchange offer, your Accumulated Value (after adjusting for any positive market value adjustment) must be at least $2,000 and the older annuitant must not have attained age 91 as of the issue date for the Horizon VA contract. In addition, all contract owners must consent to the exchange, and partial surrenders or exchange will not be permitted. Finally, you must not have made any purchase payments during the twelve months prior to the date of the exchange. We reserve the right to make this exchange offer only to customers of selling firms.



HOW THE EXCHANGE OFFER WORKS. If you exchange your Pioneer VA contract for the Horizon VA contract, the exchange will constitute a full surrender and replacement of your Pioneer VA contract (although we will waive any annual contract fee, negative market value adjustment, premium taxes, and surrender charge that would otherwise be applicable). We will consider your Accumulated Value in the Pioneer VA contract as of the valuation date of the exchange, adjusted to reflect any positive market value adjustment, to be the initial purchase payment for the Horizon VA contract. If you own more than one Pioneer VA contract or another contract issued by us that is eligible for the exchange offer, you may surrender more than one of these contracts as part of the exchange offer. All programs and riders on your Pioneer VA contract will terminate upon exchange and will not automatically carry forward to the Horizon VA Contract. We will not deduct any premium taxes upon purchase of the Horizon VA.



To effect an exchange, please send to us at our Service Center (1) a completed application for the new Horizon VA contract, (2) your Pioneer VA contract, and
(3) a signed Supplemental Replacement Acknowledgment Form. We reserve the right to reject any application for exchange.


FACTORS TO CONSIDER. You need to carefully evaluate your personal financial situation to decide whether to accept or reject this exchange offer. THIS EXCHANGE OFFER IS NOT INTENDED FOR ALL OWNERS AND IN CERTAIN CIRCUMSTANCES MAY NOT BE IN YOUR BEST INTEREST. In particular, please note the following:


/ / DEATH BENEFIT: There is no death benefit carryover from your current contract to the Horizon VA contract. The Accumulated Value under your current contract (adjusted to reflect any positive market value adjustment) will become your initial death benefit under the Horizon VA contract. And, if you own an enhanced death benefit rider, it will terminate upon exchange. THIS MEANS THAT IF YOUR CURRENT DEATH BENEFIT IS GREATER THAN YOUR CURRENT ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

    You should also understand that the Horizon VA contract does NOT provide a guaranteed minimum death benefit - the death benefit will equal the current Contract Value (less any applicable premium taxes) and will decrease if your Contract Value decreases.

       - You should exchange your current contract only if any loss in the value of your death benefit will be outweighed by the benefits of the Horizon VA contract (such as a lower mortality and expense risk charge and no surrender charge).

           - A lower mortality and expense risk charge may be suitable only if you expect to hold the Horizon VA contract long enough that the cost savings you experience will outweigh any potential loss in death benefit protection.

           - The absence of any surrender charge is suitable only if you plan on making purchase payments under the Horizon VA AND you intend to surrender, take withdrawals, or annuitize within a certain period of time after doing so.


           - The exchange also may be suitable for you if you currently own an optional death benefit rider and you have determined that you no longer need the protection it provides for your beneficiaries (E.G., your children are grown) and therefore you do not want to continue paying the fee for the rider.


/ /  OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER: If you own the
    M-GAP Rider, it will terminate upon exchange.

       - If you own the M-GAP Rider, you should discuss with your financial advisor the higher guaranteed minimum annuity payments you may be giving up if you exchange your contract, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.


/ / GUARANTEED ANNUITY RATES: The guaranteed annuity option rates under the Horizon VA contract are less favorable than the guaranteed annuity option rates under your current contract. This means that for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under your current contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


       - You should discuss with your financial advisor the potentially higher annuity payments you may be giving up if you exchange your contract, particularly if you are nearing the date when you may begin receiving annuity payments.

/ / FIXED ACCOUNT OPTION: There is no fixed account option under the Horizon VA contract. All of your Contract Value in the Horizon VA contract will fluctuate based on the performance of the subaccounts in which you invest, and we do not guarantee these amounts. You could lose some or all of your investment during market downturns.

/ / VARIABLE ANNUITY PAYMENT OPTIONS: We do not offer variable annuity payment options under the Horizon VA contract. If you decide to annuitize your Contract Value, your annuity payments will be fixed in amount and will not reflect the investment experience of any subaccount.

/ / PAYMENT CREDITS (BONUS): We do not apply any payment credits under the Horizon VA contract.

       - You should consider whether exchanging your current contract is suitable for you if you plan on making many purchase payments (or one or more purchase payments that are high in dollar amount) under the Horizon VA, because you will no longer receive a 4% bonus on those purchase payments.

We encourage you to carefully read all materials and prospectuses with your financial advisor to determine if the Horizon VA contract is suitable for you given your planning and investment needs, financial status, and retirement goals. Make sure that you understand the different contract features, PARTICULARLY THE LEVEL OF DEATH BENEFIT PROTECTION, prior to making a final decision to exchange your contract for the Horizon VA contract. Also, please discuss the tax consequences of this exchange with your tax adviser, as we make no representation regarding the tax consequences of an exchange. The following appendices attached to this Supplement provide a brief comparison of the various costs, terms, and features of the Horizon VA contract and your current contract, although you should carefully read the prospectus for each contract for a more complete explanation:

    - APPENDIX A - Comparison of Fees and Charges

    - APPENDIX B - Comparison of Death Benefits

    - APPENDIX C - Comparison of M-GAP Rider, Maximum Annuity Date, Life
                   Expectancy Distributions, Payment Credits (Bonuses), Guaranteed Annuity Rates, and Underlying Fund Investment Options

    - APPENDIX D - Comparison of Other Contract Terms and Features

    - APPENDIX E - Federal Income Tax Considerations


CANCELLATION OF EXCHANGE. If you decide to exchange your contract for the Horizon VA contract, you may later cancel the Horizon VA contract for any reason within ten days (in some states longer) of your receipt of the contract. Please return your contract as well as a letter instructing us to cancel your contract. We will cancel your Horizon VA contract and refund to you an amount that will vary depending on the state in which your Horizon VA contract was issued (but in no event will be less than your Contract Value under the Horizon VA at the time of cancellation). The refunded amount may be more or less than the Accumulated Value we originally transferred to the Horizon VA contract.


SALES COMPENSATION. Your registered representative's selling firm may or may not currently be receiving compensation in the form of ongoing trail commissions relating to your current contract. If you exchange your contract for the Horizon VA contract, we will pay ongoing trail commissions typically for as long as the Horizon VA contract remains in effect. This amount may be higher than the trail commissions paid under your current contract (if any), and the selling firm may pass on a portion of these payments to your registered representative. The prospect of receiving this compensation may provide selling firms and/or their registered representatives with an incentive to recommend the exchange offer, and you may wish to take this into account when considering and evaluating the exchange offer. For more information, please ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with the exchange of your current contract for the Horizon VA contract.

                                *      *      *


The information provided in this Supplement is a summary of certain pertinent information, and does not take into account state variations, if any. The Horizon VA prospectus contains a more complete explanation of the terms and features discussed in the appendices, as well as additional information about the Horizon VA contract. We encourage you to carefully read the Horizon VA prospectus prior to making a final decision to exchange your Pioneer VA contract into the Horizon VA contract. To obtain a free copy of the Horizon VA prospectus, please contact your registered representative or call 1-800-533-7881. If you have any questions or are interested in exchanging your Pioneer VA contract pursuant to this exchange offer, please contact your registered representative. Please keep this Supplement and retain it for future reference.

                  APPENDIX A - COMPARISON OF FEES AND CHARGES


PLEASE NOTE THAT IF YOU EXCHANGE INTO THE HORIZON VA CONTRACT, WE WILL WAIVE ANY ANNUAL CONTRACT FEE, NEGATIVE MARKET VALUE ADJUSTMENT, PREMIUM TAXES, AND SURRENDER CHARGE THAT WOULD OTHERWISE BE ASSESSED UPON SURRENDER OF THE PIONEER VA CONTRACT.



      FEES AND CHARGES                  PIONEER VA                     HORIZON VA
      ----------------                  ----------                     ----------
Maximum Sales Charge (as a                 None                           None
percentage of purchase
payments)

Maximum Surrender Charge (as               8.5%                           None
a percentage of purchase
payments withdrawn)

State Premium Taxes             0% - 3.5% (varies by state)    0% - 3.5% (varies by state)

Transfer Charge                  $25 for each transfer in                 None
                                 excess of 12 per contract
                                           year

                                 This fee is currently not
                                         charged.

Annual Contract Fee                   $35 per year               $30 per year (deducted
                               Also deducted upon surrender             monthly)
                                 and waived if Accumulated
                                Value(1) is $75,000 or more    Waived if Contract Value(2)
                                or for contracts issued to         is $50,000 or more.
                                and maintained by a 401(k)
                                       plan trustee.

Mortality & Expense Risk              1.25% annually                 0.60% annually
Charge (as a percentage of
average daily net assets in
the subaccounts)

Administrative Expense                0.15% annually                 0.15% annually
Charge/ Administration Charge
(as a percentage of average
daily net assets in the
subaccounts)

Total Annual Underlying Fund    0.74% to 1.52% (gross fees     0.68% to 1.64% (gross fees
Operating Expenses (based on   before any expense waivers or  before any expense waivers or
average daily net assets as           reimbursements)                reimbursements)
of December 31, 2008)


------------------------------

(1) ACCUMULATED VALUE is equal to the sum of the values in the subaccounts, the fixed account, and the guarantee period accounts.

(2) CONTRACT VALUE is equal to the sum of the values in the subaccounts. There is no fixed account or guarantee period account under the Horizon VA contract.

                   APPENDIX B - COMPARISON OF DEATH BENEFITS

STANDARD DEATH BENEFIT. Under both the Pioneer VA contract and the Horizon VA contract, a death benefit is payable upon the death of an owner before the annuity date (unless the sole owner is a non-natural person, in which case we will pay a death benefit upon the death of an annuitant).

It is important for you to understand that only the Pioneer VA contract provides a guaranteed minimum death benefit:

- Under the Pioneer VA contract, the death benefit will never be less than the purchase payments you have made under the contract (assuming you do not take any withdrawals).

- The Horizon VA contract does NOT offer a guaranteed minimum death benefit. Instead, the death benefit equals the current Contract Value (less any applicable premium taxes).

The following chart is intended to help you understand the differences between the Pioneer VA and Horizon VA death benefits:

                 PIONEER VA                                     HORIZON VA
                 ----------                                     ----------
Greater of:                                    Contract Value, less any applicable premium
                                               taxes.

1.  Accumulated Value increased by any
    positive market value adjustment; or

2.  Gross purchase payments decreased
    proportionately to reflect withdrawals.

PLEASE NOTE THAT THERE IS NO DEATH BENEFIT CARRYOVER FROM THE PIONEER VA CONTRACT TO THE HORIZON VA CONTRACT. IF YOUR PIONEER VA DEATH BENEFIT IS GREATER THAN YOUR PIONEER VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


On the valuation date of the exchange, the Accumulated Value under your Pioneer VA contract (adjusted to reflect any positive market value adjustment) will be the initial purchase payment for the Horizon VA. This amount will also be your initial death benefit value, which likely will be lower than the death benefit value you had under your Pioneer VA contract at the time of the exchange, especially if you have an enhanced death benefit rider (see below - "Optional Death Benefit Riders"). Thereafter, the Horizon VA death benefit will decrease if your Contract Value decreases. This means that the amount of any death benefit we pay under the Horizon VA contract may ultimately be less than the Accumulated Value carried over from the Pioneer VA contract, and may be less than the amount of total purchase payments you made under the Pioneer VA and Horizon VA contracts.


Please make sure that you understand your current (and potential) death benefit value in the Pioneer VA contract as well as the potential death benefit value you would have under the Horizon VA contract. You should discuss these values with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you.

OPTIONAL DEATH BENEFIT RIDERS. The Pioneer VA contract offers a number of optional Enhanced Death Benefit (EDB) Riders, each for an additional charge. In general and subject to certain conditions, these riders provide for an enhanced death benefit to be paid to the beneficiary in the event that an owner dies prior to the annuity date. Specific details concerning these riders may be found in Appendix B to the prospectus for the Pioneer VA contract.


The Pioneer VA contract also offers the Optional Enhanced Earnings Rider for an additional charge. Subject to certain conditions, in the event that an owner dies prior to the annuity date this rider provides for an additional amount to be paid to the beneficiary equal to the greater of $0 and the lesser of:
(1) 25-80% (depending on the owner's age at issue) of gross purchase payments not previously withdrawn (aside from the initial purchase payment, this does not include purchase payments made during the 12-month period immediately prior to the date of death); and (2) 25-40% (depending on the owner's age at issue) of the difference between the Accumulated Value and gross purchase payments not previously withdrawn.


THESE RIDERS ARE NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own any of these riders under your Pioneer VA contract, they will not be carried over to the Horizon VA contract. Instead, they will terminate upon exchange without any refund of the rider charges you have paid. IF YOUR PIONEER VA DEATH BENEFIT IS GREATER THAN YOUR PIONEER VA ACCUMULATED VALUE, AND/OR IF YOUR OPTIONAL ENHANCED EARNINGS RIDER BENEFIT IS GREATER THAN ZERO, YOU WILL LOSE THESE ADDITIONAL AMOUNTS WHEN YOU EXCHANGE YOUR CONTRACT.

         APPENDIX C - COMPARISON OF M-GAP RIDER, MAXIMUM ANNUITY DATE,
           LIFE EXPECTANCY DISTRIBUTIONS, PAYMENT CREDITS (BONUSES),
        GUARANTEED ANNUITY RATES, AND UNDERLYING FUND INVESTMENT OPTIONS

OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER. The Pioneer VA contract also offered an Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider for an additional charge, although sales of this rider were discontinued on January 31, 2002. This rider provides a guaranteed minimum amount of fixed annuity lifetime income during the annuity payout phase after a 10- or 15-year waiting period, subject to certain conditions. If you own this rider, we have been calculating a "minimum guaranteed annuity payout benefit base" on each contract anniversary, and we will use this value (rather than your Accumulated Value) to determine annuity payments if you exercise the rider. At the time you become eligible to exercise the rider, your annuity payments likely would be greater if you exercise the rider than if you take annuity payments without exercising the rider if your minimum guaranteed annuity payout benefit base is higher than your Accumulated Value at that time.

THIS RIDER IS NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own this rider, it will not be carried over to the Horizon VA contract. Instead, it will terminate upon exchange without any refund of the rider charges you have paid. Please make sure that you understand your current (and potential) minimum guaranteed annuity payout benefit base (and potential for higher annuity payments) in the Pioneer VA contract. You should discuss this potential loss of higher annuity payments with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.

MAXIMUM ANNUITY DATE. Until the annuity date (when you begin receiving annuity payments), your contract is in the accumulation phase and you can typically continue to make purchase payments and retain the contract death benefit. Under the Pioneer VA contract, the latest annuity date permitted is typically no later than the younger owner's 99th birthday. Under the Horizon VA contract, the latest annuity date permitted is typically no later than the valuation date on or next following the later of: (1) 10 years from the date of issue; or (2) the first day of the month following the month in which the older annuitant attains age 99.

LIFE EXPECTANCY DISTRIBUTIONS. Prior to the annuity date, an owner of a Pioneer VA qualified contract or contract issued under Section 457 deferred compensation plan may choose to receive a series of systematic withdrawals, without surrender charge, pursuant to the life expectancy distribution ("LED") option. Under this feature, each calendar year a fraction of the Accumulated Value is withdrawn based on the owner's life expectancy (or the joint life expectancy of the owner and a beneficiary.) This feature is not offered under the Horizon VA contract.

PAYMENT CREDITS (BONUS). Under the Pioneer VA contract, each time a purchase payment is made under the contract we add a payment credit to the Accumulated Value that is currently equal to 4%. We do not apply any payment credits under the Horizon VA contract.


GUARANTEED ANNUITY RATES. The guaranteed annuity option rates under your Pioneer VA contract are calculated using a different mortality table and interest rate than the guaranteed rates under the Horizon VA contract and are more favorable. As a result, for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under the Pioneer VA contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


UNDERLYING FUND INVESTMENT OPTIONS. The Horizon VA contract may offer underlying funds that are the same as those currently offered under your Pioneer VA contract as well as other underlying funds managed by affiliated and unaffiliated portfolio managers. Not all underlying funds currently offered in your existing contract may be available in the Horizon VA contract, and annual underlying fund operating expenses may be higher than those in your Pioneer VA contract.

         APPENDIX D - COMPARISON OF OTHER CONTRACT TERMS AND FEATURES.


  OTHER TERMS AND FEATURES              PIONEER VA                     HORIZON VA
  ------------------------              ----------                     ----------
MINIMUM SUBSEQUENT PURCHASE                 $50                           $250
PAYMENT

MAXIMUM CUMULATIVE PURCHASE             $5,000,000                     $5,000,000
PAYMENTS ALLOWED UNDER
CONTRACT (WITHOUT OUR
APPROVAL)

TRANSFER RESTRICTIONS            Transfers to a guarantee     - Transfers in excess of
                                 period account must be at    $250,000 per contract, per
                                       least $1,000.            day, must be requested
                                                                through U.S. mail.
                                                              - Transfers into and out of
                                                              one subaccount in excess of
                                                                $50,000, per day, may need
                                                                to be requested through
                                                                U.S. mail.

                                                              - Transfers may be limited to
                                                              12 per contract year.

MINIMUM WITHDRAWAL AMOUNT                  $100                           None

                                $1,000 of Accumulated Value
                                   must remain following
                                        withdrawal

RESERVATION OF RIGHT TO                    None               Contract may terminate if no
AUTOMATICALLY TERMINATE                                        purchase payments have been
CONTRACT                                                      made for two years, Contract
                                                              Value is less than $2,000 at
                                                               end of two-year period, and
                                                                 the sum of all purchase
                                                                   payments, less any
                                                                withdrawals, is less than
                                                                $2,000 at end of two-year
                                                                         period

FREE WITHDRAWAL AMOUNT            Each calendar year, the                  N/A
                                 greatest of: (a) 100% of
                                    cumulative earnings
                               (excluding payment credits);
                                  (b) 15% of total gross
                                   payments (less prior
                                withdrawals that exceed the
                                free withdrawal amount less
                                 any prior free withdrawal
                               amount withdrawn in the same
                                calendar year); or (c) for
                                   owners of a qualified
                                contract or contract issued
                                under Section 457 deferred
                                compensation plan, amounts
                                 calculated under the life
                                  expectancy distribution
                                     ("LED") feature.

  OTHER TERMS AND FEATURES              PIONEER VA                     HORIZON VA
  ------------------------              ----------                     ----------
FIXED ACCOUNT INVESTMENT        Currently one fixed account               None
OPTION(S)                       option and nine "guarantee
                                period" investment options
                                (varying in duration from 2
                                to 10 years) that provide a
                                  3.0% guaranteed minimum
                                      interest rate.

MARKET VALUE ADJUSTMENT             Applies to amounts                    None
                                  transferred, withdrawn,
                                 surrendered, and applied
                               under an annuity option from
                                a guarantee period account
                                  before its expiration.

BUILD WITH INTEREST AND          Ensures that if an owner                  N/A
GROWTH PROGRAM                 allocates a purchase payment
                               to a guarantee period and one
                                  or more subaccounts in
                                accordance with allocation
                               instructions we provide, the
                               value in the guarantee period
                                account at expiration will
                                equal the purchase payment
                                 (assuming no transfers or
                               withdrawals and less contract
                                     fees and charges)

DOLLAR COST AVERAGING,                   Available                      Available
AUTOMATIC ACCOUNT/ASSET
REBALANCING, AND SYSTEMATIC
WITHDRAWALS

LOANS                                  Not permitted                  Not permitted

ANNUITY OPTIONS                              7                              5

                                                                Variable annuity payment
                                                                 options not available.

REVERSAL OF ANNUITIZATION        An owner may reverse the             Not available
                                decision to annuitize, and
                                thereby return the contract
                                to the accumulation phase,
                               within 90 days of the annuity
                                           date.

OWNERS                          Joint owners are permitted.    Joint owners are permitted.

ANNUITANTS                         Joint annuitants are           Joint annuitants are
                                        permitted.                  permitted only in
                                                                non-qualified contracts.
                                                               Under qualified contracts,
                                                               the owner and the annuitant
                                                               generally must be the same
                                                                       individual.

BENEFICIARIES                  In the case of joint owners,   In the case of joint owners,
                               the surviving joint owner is   the surviving joint owner is
                                 automatically the primary      automatically the primary
                                 beneficiary and cannot be      beneficiary and cannot be
                                         changed.                       changed.

                 APPENDIX E - FEDERAL INCOME TAX CONSIDERATIONS

You can find information about the federal income tax aspects of the Horizon VA contract in the section headed "Federal Tax Matters" in the Horizon VA prospectus. The following is a discussion of federal income tax issues relating specifically to the exchange offer. IN ANY EVENT, IF YOU ARE CONSIDERING ACCEPTING THE EXCHANGE OFFER YOU SHOULD CONSULT A TAX ADVISER FOR A MORE COMPLETE EXPLANATION OF THE TAX CONSEQUENCES OF DOING SO.

- TAX CONSEQUENCES OF ACCEPTING THE EXCHANGE OFFER AND DISTRIBUTIONS FROM THE NEW HORIZON VA CONTRACT AFTER THE EXCHANGE. The exchange of a Pioneer VA contract for a Horizon VA contract should generally qualify for non-recognition of gain or loss under section 1035 of the Internal Revenue Code (the "Code"), provided that the owner(s) of and the annuitant(s) under the new Horizon VA contract received in exchange for the Pioneer VA contract are the same. This means that if you accept the exchange offer and no change of owners or annuitants occurs in connection with the exchange, there should be no current tax consequence to the exchange. When a distribution from the new Horizon VA contract occurs, however, amounts received in the distribution may be taxable, as described in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-headings "Taxation of Partial and Full Withdrawals" and "Taxation of Annuity Payments." In determining the amount that is taxable in each such distribution, you will be able to count your "investment in the contract" immediately before the exchange under the Pioneer VA contract as "investment in the contract" for the new Horizon VA contract received in the exchange.

- POSSIBLE LOSS OF GRANDFATHERING. When new tax legislation is enacted, transactions that have occurred before the enactment are frequently "grandfathered," that is, the legislation exempts such transaction from its effects. Although most significant tax legislation affecting annuity contracts (E.G., provisions relating to required distributions, the penalty tax on premature distributions, and the treatment of withdrawals) was enacted before the Pioneer VA contracts were issued and the Pioneer VA contracts were therefore not grandfathered under the legislation, it is possible, though unlikely, that some of the Pioneer VA contracts could be grandfathered under such legislation. In that case, acceptance of the exchange offer would likely result in loss of the grandfathered status of the Pioneer VA contracts for the new Horizon VA contracts received in the exchange.

- AGGREGATION OF CONTRACTS. As discussed in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-heading "Aggregation of Contracts," the taxable amount of an annuity payment or withdrawal from a "non-qualified contract" (I.E., a contract that does not receive favorable tax treatment under Sections 401, 403, 408, 408A, or 457 of the Code) may be determined by combining some or all of the non-qualified contracts you own. For example, if you exchange more than one Pioneer VA contract for several non-qualified Horizon VA contracts or if you purchase another deferred non-qualified contract from us during the same calendar year that you exercise the exchange offer, the Internal Revenue Service will treat your contracts as one contract. This could affect the taxable amount of annuity payments or withdrawals from one or more of the deferred non-qualified annuity contracts you own.


- 403(b) PLANS. If your Pioneer VA contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that the exchange offer complies with applicable tax requirements and to decline your acceptance of the exchange offer if it is not in compliance. We will defer acting on your acceptance of the exchange offer until all information required under the tax law has been received. By accepting the exchange offer, you consent to the sharing of confidential information about you, the Pioneer VA and Horizon VA contracts, and transactions under the Pioneer VA and Horizon VA contracts and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

                Commonwealth Annuity and Life Insurance Company


                    Commonwealth Annuity Separate Account A
                              Commonwealth Annuity
                            Horizon Variable Annuity



    Supplement dated June [15], 2009 to the Prospectus dated June [15], 2009


                      EXCHANGE OFFER TO CERTAIN OWNERS OF
               DELAWARE MEDALLION III VARIABLE ANNUITY CONTRACTS


This Supplement describes an exchange offer applicable to certain contract owners of the Delaware Medallion III Variable Annuity ("Delaware VA") contract who elect to exchange their contract for the Commonwealth Annuity Horizon Variable Annuity ("Horizon VA") contract offered by us through the Commonwealth Annuity Separate Account A. The purpose of this Supplement is to describe the exchange offer and explain to you the costs, terms, and features of the Horizon VA contract that may differ from your Delaware VA contract. We may commence, suspend, modify, or withdraw this exchange offer at any time without notice in our sole discretion.


PLEASE NOTE: THERE IS NO DEATH BENEFIT CARRYOVER FROM THE DELAWARE VA CONTRACT
             TO THE HORIZON VA CONTRACT. IF YOUR DELAWARE VA DEATH BENEFIT IS GREATER THAN YOUR DELAWARE VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


EXCHANGE OFFER ELIGIBILITY. In order to qualify for the exchange offer, your Accumulated Value (after adjusting for any positive market value adjustment) must be at least $2,000 and the older annuitant must not have attained age 91 as of the issue date for the Horizon VA contract. In addition, all contract owners must consent to the exchange, and partial surrenders or exchange will not be permitted. We reserve the right to make this exchange offer only to customers of selling firms.



HOW THE EXCHANGE OFFER WORKS. If you exchange your Delaware VA contract for the Horizon VA contract, the exchange will constitute a full surrender and replacement of your Delaware VA contract (although we will waive any annual contract fee, negative market value adjustment, premium taxes, and surrender charge that would otherwise be applicable). We will consider your Accumulated Value in the Delaware VA contract as of the valuation date of the exchange, adjusted to reflect any positive market value adjustment, to be the initial purchase payment for the Horizon VA contract. If you own more than one Delaware VA contract or another contract issued by us that is eligible for the exchange offer, you may surrender more than one of these contracts as part of the exchange offer. All programs and riders on your Delaware VA contract will terminate upon exchange and will not automatically carry forward to the Horizon VA Contract. We will not deduct any premium taxes upon purchase of the Horizon VA.



To effect an exchange, please send to us at our Service Center (1) a completed application for the new Horizon VA contract, (2) your Delaware VA contract, and
(3) a signed Supplemental Replacement Acknowledgment Form. We reserve the right to reject any application for exchange.


FACTORS TO CONSIDER. You need to carefully evaluate your personal financial situation to decide whether to accept or reject this exchange offer. THIS EXCHANGE OFFER IS NOT INTENDED FOR ALL OWNERS AND IN CERTAIN CIRCUMSTANCES MAY NOT BE IN YOUR BEST INTEREST. In particular, please note the following:


/ / DEATH BENEFIT: There is no death benefit carryover from your current contract to the Horizon VA contract. The Accumulated Value under your current contract (adjusted to reflect any positive market value adjustment) will become your initial death benefit under the Horizon VA contract. THIS MEANS THAT IF YOUR CURRENT DEATH BENEFIT IS GREATER THAN YOUR CURRENT ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

    You should also understand that the Horizon VA contract does NOT provide a guaranteed minimum death benefit - the death benefit will equal the current Contract Value (less any applicable premium taxes) and will decrease if your Contract Value decreases.

       - You should exchange your current contract only if any loss in the value of your death benefit will be outweighed by the benefits of the Horizon VA contract (such as a later maximum annuity date, a lower mortality and expense risk charge, and no surrender charge).

           - A later maximum annuity date may be suitable only if you are nearing your annuity date (at which time the death benefit under your existing contract will terminate), you are not ready to begin taking distributions from your contract, and any potential loss in death benefit protection upon exchange will be outweighed by the additional time provided under the Horizon VA contract for potential increases in the value of your contract before annuitizing.

           - A lower mortality and expense risk charge may be suitable only if you expect to hold the Horizon VA contract long enough that the cost savings you experience will outweigh any potential loss in death benefit protection.

           - The absence of any surrender charge is suitable only if you plan on making purchase payments under the Horizon VA AND you intend to surrender, take withdrawals, or annuitize within a certain period of time after doing so.

/ /  OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER: If you own the
    M-GAP Rider, it will terminate upon exchange.

       - If you own the M-GAP Rider, you should discuss with your financial advisor the higher guaranteed minimum annuity payments you may be giving up if you exchange your contract, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.

/ / GUARANTEED ANNUITY RATES: The guaranteed annuity option rates under the Horizon VA contract are less favorable than the guaranteed annuity option rates under your current contract. This means that for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under your current contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.

       - You should discuss with your financial advisor the potentially higher annuity payments you may be giving up if you exchange your contract, particularly if you are nearing the date when you may begin receiving annuity payments.

/ / FIXED ACCOUNT OPTION: There is no fixed account option under the Horizon VA contract. All of your Contract Value in the Horizon VA contract will fluctuate based on the performance of the subaccounts in which you invest, and we do not guarantee these amounts. You could lose some or all of your investment during market downturns.

/ / VARIABLE ANNUITY PAYMENT OPTIONS: We do not offer variable annuity payment options under the Horizon VA contract. If you decide to annuitize your Contract Value, your annuity payments will be fixed in amount and will not reflect the investment experience of any subaccount.

We encourage you to carefully read all materials and prospectuses with your financial advisor to determine if the Horizon VA contract is suitable for you given your planning and investment needs, financial status, and retirement goals. Make sure that you understand the different contract features,

PARTICULARLY THE LEVEL OF DEATH BENEFIT PROTECTION, prior to making a final decision to exchange your contract for the Horizon VA contract. Also, please discuss the tax consequences of this exchange with your tax adviser, as we make no representation regarding the tax consequences of an exchange. The following appendices attached to this Supplement provide a brief comparison of the various costs, terms, and features of the Horizon VA contract and your current contract, although you should carefully read the prospectus for each contract for a more complete explanation:

    - APPENDIX A - Comparison of Fees and Charges

    - APPENDIX B - Comparison of Death Benefits

    - APPENDIX C - Comparison of M-GAP Rider, Maximum Annuity Date, Life
                   Expectancy Distributions, Guaranteed Annuity Rates, and Underlying Fund Investment Options

    - APPENDIX D - Comparison of Other Contract Terms and Features

    - APPENDIX E - Federal Income Tax Considerations


CANCELLATION OF EXCHANGE. If you decide to exchange your contract for the Horizon VA contract, you may later cancel the Horizon VA contract for any reason within ten days (in some states longer) of your receipt of the contract. Please return your contract as well as a letter instructing us to cancel your contract. We will cancel your Horizon VA contract and refund to you an amount that will vary depending on the state in which your Horizon VA contract was issued (but in no event will be less than your Contract Value under the Horizon VA at the time of cancellation). The refunded amount may be more or less than the Accumulated Value we originally transferred to the Horizon VA contract.


SALES COMPENSATION. Your registered representative's selling firm may or may not currently be receiving compensation in the form of ongoing trail commissions relating to your current contract. If you exchange your contract for the Horizon VA contract, we will pay ongoing trail commissions typically for as long as the Horizon VA contract remains in effect. This amount may be higher than the trail commissions paid under your current contract (if any), and the selling firm may pass on a portion of these payments to your registered representative. The prospect of receiving this compensation may provide selling firms and/or their registered representatives with an incentive to recommend the exchange offer, and you may wish to take this into account when considering and evaluating the exchange offer. For more information, please ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with the exchange of your current contract for the Horizon VA contract.

                                *      *      *


The information provided in this Supplement is a summary of certain pertinent information, and does not take into account state variations, if any. The Horizon VA prospectus contains a more complete explanation of the terms and features discussed in the appendices, as well as additional information about the Horizon VA contract. We encourage you to carefully read the Horizon VA prospectus prior to making a final decision to exchange your Delaware VA contract into the Horizon VA contract. To obtain a free copy of the Horizon VA prospectus, please contact your registered representative or call 1-800-533-7881. If you have any questions or are interested in exchanging your Delaware VA contract pursuant to this exchange offer, please contact your registered representative. Please keep this Supplement and retain it for future reference.

                  APPENDIX A - COMPARISON OF FEES AND CHARGES


PLEASE NOTE THAT IF YOU EXCHANGE INTO THE HORIZON VA CONTRACT, WE WILL WAIVE ANY ANNUAL CONTRACT FEE, NEGATIVE MARKET VALUE ADJUSTMENT, PREMIUM TAXES, AND SURRENDER CHARGE THAT WOULD OTHERWISE BE ASSESSED UPON SURRENDER OF THE DELAWARE VA CONTRACT.



FEES AND CHARGES                        DELAWARE VA                    HORIZON VA
----------------                        -----------                    ----------
Maximum Sales Charge (as a                 None                           None
percentage of purchase
payments)

Maximum Surrender Charge (as               7.0%                           None
a percentage of purchase
payments withdrawn)

State Premium Taxes             0% - 3.5% (varies by state)    0% - 3.5% (varies by state)

Transfer Charge                  $25 for each transfer in                 None
                                 excess of 12 per contract
                                           year

                                 This fee is currently not
                                         charged.

Annual Contract Fee                   $30 per year               $30 per year (deducted
                               Also deducted upon surrender             monthly)
                                 and waived if Accumulated
                                Value(1) is $50,000 or more    Waived if Contract Value(2)
                                or for contracts issued to         is $50,000 or more.
                                and maintained by a 401(k)
                                       plan trustee.

Mortality & Expense Risk              1.25% annually                 0.60% annually
Charge (as a percentage of
average daily net assets in
the subaccounts)

Administrative Expense                0.15% annually                 0.15% annually
Charge/ Administration Charge
(as a percentage of average
daily net assets in the
subaccounts)

Total Annual Underlying Fund    0.67% to 1.76% (gross fees     0.68% to 1.64% (gross fees
Operating Expenses (based on   before any expense waivers or  before any expense waivers or
average daily net assets as           reimbursements)                reimbursements)
of December 31, 2008)


------------------------------
(1) ACCUMULATED VALUE is equal to the sum of the values in the subaccounts, the fixed account, and the guarantee period accounts.

(2) CONTRACT VALUE is equal to the sum of the values in the subaccounts. There is no fixed account or guarantee period account under the Horizon VA contract.

                   APPENDIX B - COMPARISON OF DEATH BENEFITS

Under the Delaware VA contract, a death benefit is payable upon the death of an ANNUITANT OR AN OWNER before the annuity date, whereas under the Horizon VA contract, a death benefit is payable only upon the death of an OWNER before the annuity date (unless the sole owner is a non-natural person, in which case we will pay a death benefit upon the death of an annuitant).

It is important for you to understand that only the Delaware VA contract provides a guaranteed minimum death benefit:

- Under the Delaware VA contract, the greatest value of (1), (2), or (3) in the table below is paid if the annuitant dies before the annuity date.

- The Horizon VA contract does NOT offer a guaranteed minimum death benefit. Instead, the death benefit equals the current Contract Value (less any applicable premium taxes).

The following chart is intended to help you understand the differences between the Delaware VA and Horizon VA death benefits:

        DEATH BENEFIT                   DELAWARE VA                    HORIZON VA
        -------------                   -----------                    ----------
Death of Owner (who is not     Accumulated Value increased    Contract Value, less any
the annuitant under the        by any positive market value   applicable premium taxes.
Delaware VA contract):         adjustment.

Death of Annuitant (including  Greatest of:                   No death benefit is payable.
owner who is the annuitant     1.  Accumulated Value
under the Delaware VA              increased by any positive
contract):                         market value adjustment;

                               2.  Gross purchase payments
                                   compounded daily at an
                                   effective annual yield of
                                   5%, decreased
                                   proportionately to
                                   reflect withdrawals; or

                               3.  The death benefit that
                                   would have been payable
                                   on the most recent
                                   contract anniversary,
                                   increased for subsequent
                                   purchase payments and
                                   decreased proportionately
                                   for subsequent
                                   withdrawals.

PLEASE NOTE THAT THERE IS NO DEATH BENEFIT CARRYOVER FROM THE DELAWARE VA CONTRACT TO THE HORIZON VA CONTRACT. IF YOUR DELAWARE VA DEATH BENEFIT IS GREATER THAN YOUR DELAWARE VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

On the valuation date of the exchange, the Accumulated Value under your Delaware VA contract (adjusted to reflect any positive market value adjustment) will be the initial purchase payment for the Horizon VA. This amount will also be your initial death benefit value, which likely will be lower than the death benefit value you had under your Delaware VA contract at the time of the exchange. Thereafter, the Horizon VA death benefit will decrease if your Contract Value decreases. This means that the amount of any death benefit we pay under the Horizon VA contract may ultimately be less than the Accumulated Value carried over from the Delaware VA contract, and may be less than the amount of total purchase payments you made under the Delaware VA and Horizon VA contracts.

Please make sure that you understand your current (and potential) death benefit value in the Delaware VA contract as well as the potential death benefit value you would have under the Horizon VA contract. You should discuss these values with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you.

         APPENDIX C - COMPARISON OF M-GAP RIDER, MAXIMUM ANNUITY DATE,
            LIFE EXPECTANCY DISTRIBUTIONS, GUARANTEED ANNUITY RATES,
                     AND UNDERLYING FUND INVESTMENT OPTIONS

OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER. The Delaware VA contract also offered an Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider for an additional charge, although sales of this rider were discontinued on January 31, 2002. This rider provides a guaranteed minimum amount of fixed annuity lifetime income during the annuity payout phase after a 10- or 15-year waiting period, subject to certain conditions. If you own this rider, we have been calculating a "minimum guaranteed annuity payout benefit base" on each contract anniversary, and we will use this value (rather than your Accumulated Value) to determine annuity payments if you exercise the rider. At the time you become eligible to exercise the rider, your annuity payments likely would be greater if you exercise the rider than if you take annuity payments without exercising the rider if your minimum guaranteed annuity payout benefit base is higher than your Accumulated Value at that time.

THIS RIDER IS NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own this rider, it will not be carried over to the Horizon VA contract. Instead, it will terminate upon exchange without any refund of the rider charges you have paid. Please make sure that you understand your current (and potential) minimum guaranteed annuity payout benefit base (and potential for higher annuity payments) in the Delaware VA contract. You should discuss this potential loss of higher annuity payments with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.

MAXIMUM ANNUITY DATE. Until the annuity date (when you begin receiving annuity payments), your contract is in the accumulation phase and you can typically continue to make purchase payments and retain the contract death benefit. Under the Delaware VA contract, the latest annuity date permitted is typically the first day of the month before the annuitant's 90th birthday.

Under the Horizon VA contract, the latest annuity date permitted is typically no later than the valuation date on or next following the later of: (1) 10 years from the date of issue; or (2) the first day of the month following the month in which the older annuitant attains age 99. Please note that if the annuity date occurs (or is scheduled to occur) when the annuitant has reached an advanced age, it is possible that the Internal Revenue Service (the "IRS") could take the position that the Horizon VA Contract should not be treated as an annuity contract for federal income tax purposes. In that event, the income and gains under the Horizon VA contract would be currently includible in your income. You should discuss these issues with your tax adviser prior to exchanging your contract.

LIFE EXPECTANCY DISTRIBUTIONS. Prior to the annuity date, an owner of a Delaware VA contract may choose to receive a series of systematic withdrawals, without surrender charge, pursuant to the life expectancy distribution ("LED") option. Under this feature, each calendar year a fraction of the Accumulated Value is withdrawn based on the owner's life expectancy (or the joint life expectancy of the owner and a beneficiary.) This feature is not offered under the Horizon VA contract.


GUARANTEED ANNUITY RATES. The guaranteed annuity option rates under your Delaware VA contract are calculated using a different mortality table and interest rate than the guaranteed rates under the Horizon VA contract and are more favorable. As a result, for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under the Delaware VA contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


UNDERLYING FUND INVESTMENT OPTIONS. The Horizon VA contract may offer underlying funds that are the same as those currently offered under your Delaware VA contract as well as other underlying funds managed by affiliated and unaffiliated portfolio managers. Not all underlying funds currently offered in your existing contract may be available in the Horizon VA contract, and annual underlying fund operating expenses may be higher than those in your Delaware VA contract.

         APPENDIX D - COMPARISON OF OTHER CONTRACT TERMS AND FEATURES.


  OTHER TERMS AND FEATURES              DELAWARE VA                    HORIZON VA
  ------------------------              -----------                    ----------
MINIMUM SUBSEQUENT PURCHASE                 $50                           $250
PAYMENT

MAXIMUM CUMULATIVE PURCHASE                None                        $5,000,000
PAYMENTS ALLOWED UNDER
CONTRACT (WITHOUT OUR
APPROVAL)

TRANSFER RESTRICTIONS          Transfers may only be made to  - Transfers in excess of
                               or among up to 17 subaccounts  $250,000 per contract, per
                                 and the Delaware VIP Cash      day, must be requested
                               Reserve Series subaccount at     through U.S. mail.
                                      any one time.
                                 Transfers to a guarantee     - Transfers into and out of
                                 period account must be at    one subaccount in excess of
                                       least $1,000.            $50,000, per day, may need
                                                                to be requested through
                                                                U.S. mail.

                                                              - Transfers may be limited to
                                                              12 per contract year.

MINIMUM WITHDRAWAL AMOUNT                  $100                           None

RESERVATION OF RIGHT TO                    None               Contract may terminate if no
AUTOMATICALLY TERMINATE                                        purchase payments have been
CONTRACT                                                      made for two years, Contract
                                                              Value is less than $2,000 at
                                                               end of two-year period, and
                                                                 the sum of all purchase
                                                                   payments, less any
                                                                withdrawals, is less than
                                                                $2,000 at end of two-year
                                                                         period

FREE WITHDRAWAL AMOUNT            Each calendar year, the                  N/A
                                    greatest of 100% of
                                cumulative earnings, 15% of
                               Accumulated Value (reduced by
                               prior withdrawals made in the
                                same calendar year to which
                                  no surrender charge was
                                   applied ), or amounts
                                 calculated under the life
                                  expectancy distribution
                                     ("LED") feature.

FIXED ACCOUNT INVESTMENT        Currently one fixed account               None
OPTION(S)                       option and nine "guarantee
                                period" investment options
                                (varying in duration from 2
                                to 10 years) that provide a
                                  3.0% guaranteed minimum
                                      interest rate.

MARKET VALUE ADJUSTMENT             Applies to amounts                    None
                                  transferred, withdrawn,
                                 surrendered, and applied
                               under an annuity option from
                                a guarantee period account
                                  before its expiration.

PROGRAM TO PROTECT PRINCIPAL     Ensures that if an owner                  N/A
AND PROVIDE GROWTH POTENTIAL   allocates a purchase payment
                               to a guarantee period and one
                                  or more subaccounts in
                                accordance with allocation
                               instructions we provide, the
                               value in the guarantee period
                                account at expiration will
                                equal the purchase payment
                                 (assuming no transfers or
                               withdrawals and less contract
                                     fees and charges)

DOLLAR COST AVERAGING,                   Available                      Available
AUTOMATIC ACCOUNT/ASSET
REBALANCING, AND SYSTEMATIC
WITHDRAWALS

LOANS                              Available to certain               Not permitted
                                   qualified contracts.

ANNUITY OPTIONS                              6                              5

                                 Variable annuity payment       Variable annuity payment
                                 options permitted only if       options not available.
                                funded through the Delaware
                               VIP Balanced Series, Delaware
                               VIP Capital Reserves Series,
                                and Delaware VIP Large Cap
                                 Value Series subaccounts.

OWNERS                         Joint owners are permitted if   Joint owners are permitted.
                                   one of the two is the
                                        annuitant.

ANNUITANTS                       Joint annuitants are not         Joint annuitants are
                                        permitted.                  permitted only in
                                                                non-qualified contracts.
                                                               Under qualified contracts,
                                                               the owner and the annuitant
                                                               generally must be the same
                                                                       individual.

BENEFICIARIES                    No specific rules apply.     In the case of joint owners,
                                                              the surviving joint owner is
                                                                automatically the primary
                                                                beneficiary and cannot be
                                                                        changed.

                 APPENDIX E - FEDERAL INCOME TAX CONSIDERATIONS

You can find information about the federal income tax aspects of the Horizon VA contract in the section headed "Federal Tax Matters" in the Horizon VA prospectus. The following is a discussion of federal income tax issues relating specifically to the exchange offer. IN ANY EVENT, IF YOU ARE CONSIDERING ACCEPTING THE EXCHANGE OFFER YOU SHOULD CONSULT A TAX ADVISER FOR A MORE COMPLETE EXPLANATION OF THE TAX CONSEQUENCES OF DOING SO.

- TAX CONSEQUENCES OF ACCEPTING THE EXCHANGE OFFER AND DISTRIBUTIONS FROM THE NEW HORIZON VA CONTRACT AFTER THE EXCHANGE. The exchange of a Delaware VA contract for a Horizon VA contract should generally qualify for non-recognition of gain or loss under section 1035 of the Internal Revenue Code (the "Code"), provided that the owner(s) of and the annuitant(s) under the new Horizon VA contract received in exchange for the Delaware VA contract are the same. This means that if you accept the exchange offer and no change of owners or annuitants occurs in connection with the exchange, there should be no current tax consequence to the exchange. When a distribution from the new Horizon VA contract occurs, however, amounts received in the distribution may be taxable, as described in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-headings "Taxation of Partial and Full Withdrawals" and "Taxation of Annuity Payments." In determining the amount that is taxable in each such distribution, you will be able to count your "investment in the contract" immediately before the exchange under the Delaware VA contract as "investment in the contract" for the new Horizon VA contract received in the exchange.

- POSSIBLE LOSS OF GRANDFATHERING. When new tax legislation is enacted, transactions that have occurred before the enactment are frequently "grandfathered," that is, the legislation exempts such transaction from its effects. Although most significant tax legislation affecting annuity contracts (E.G., provisions relating to required distributions, the penalty tax on premature distributions, and the treatment of withdrawals) was enacted before the Delaware VA contracts were issued and the Delaware VA contracts were therefore not grandfathered under the legislation, it is possible, though unlikely, that some of the Delaware VA contracts could be grandfathered under such legislation. In that case, acceptance of the exchange offer would likely result in loss of the grandfathered status of the Delaware VA contracts for the new Horizon VA contracts received in the exchange.

- AGGREGATION OF CONTRACTS. As discussed in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-heading "Aggregation of Contracts," the taxable amount of an annuity payment or withdrawal from a "non-qualified contract" (I.E., a contract that does not receive favorable tax treatment under Sections 401, 403, 408, 408A, or 457 of the Code) may be determined by combining some or all of the non-qualified contracts you own. For example, if you exchange more than one Delaware VA contract for several non-qualified Horizon VA contracts or if you purchase another deferred non-qualified contract from us during the same calendar year that you exercise the exchange offer, the Internal Revenue Service will treat your contracts as one contract. This could affect the taxable amount of annuity payments or withdrawals from one or more of the deferred non-qualified annuity contracts you own.


- 403(b) PLANS. If your Delaware VA contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that the exchange offer complies with applicable tax requirements and to decline your acceptance of the exchange offer if it is not in compliance. We will defer acting on your acceptance of the exchange offer until all information required under the tax law has been received. By accepting the exchange offer, you consent to the sharing of confidential information about you, the Delaware VA and Horizon VA contracts, and transactions under the Delaware VA and Horizon VA contracts and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

                Commonwealth Annuity and Life Insurance Company
  (previously known as Allmerica Financial Life Insurance and Annuity Company)


                    Commonwealth Annuity Separate Account A
                              Commonwealth Annuity
                            Horizon Variable Annuity



    Supplement dated June [15], 2009 to the Prospectus dated June [15], 2009


                      EXCHANGE OFFER TO CERTAIN OWNERS OF
              DELAWARE GOLDEN MEDALLION VARIABLE ANNUITY CONTRACTS


This Supplement describes an exchange offer applicable to certain contract owners of the Delaware Golden Medallion Variable Annuity ("Delaware VA") contract who elect to exchange their contract for the Commonwealth Annuity Horizon Variable Annuity ("Horizon VA") contract offered by us through the Commonwealth Annuity Separate Account A. The purpose of this Supplement is to describe the exchange offer and explain to you the costs, terms, and features of the Horizon VA contract that may differ from your Delaware VA contract. We may commence, suspend, modify, or withdraw this exchange offer at any time without notice in our sole discretion.


PLEASE NOTE: THERE IS NO DEATH BENEFIT CARRYOVER FROM THE DELAWARE VA CONTRACT
             TO THE HORIZON VA CONTRACT. IF YOUR DELAWARE VA DEATH BENEFIT IS GREATER THAN YOUR DELAWARE VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


EXCHANGE OFFER ELIGIBILITY. In order to qualify for the exchange offer, your Accumulated Value (after adjusting for any positive market value adjustment) must be at least $2,000 and the older annuitant must not have attained age 91 as of the issue date for the Horizon VA contract. In addition, all contract owners must consent to the exchange, and partial surrenders or exchange will not be permitted. Finally, you must not have made any purchase payments during the twelve months prior to the date of the exchange. We reserve the right to make this exchange offer only to customers of selling firms.



HOW THE EXCHANGE OFFER WORKS. If you exchange your Delaware VA contract for the Horizon VA contract, the exchange will constitute a full surrender and replacement of your Delaware VA contract (although we will waive any annual contract fee, negative market value adjustment, premium taxes, and surrender charge that would otherwise be applicable). We will consider your Accumulated Value in the Delaware VA contract as of the valuation date of the exchange, adjusted to reflect any positive market value adjustment, to be the initial purchase payment for the Horizon VA contract. If you own more than one Delaware VA contract or another contract issued by us that is eligible for the exchange offer, you may surrender more than one of these contracts as part of the exchange offer. All programs and riders on your Delaware VA contract will terminate upon exchange and will not automatically carry forward to the Horizon VA Contract. We will not deduct any premium taxes upon purchase of the Horizon VA.



To effect an exchange, please send to us at our Service Center (1) a completed application for the new Horizon VA contract, (2) your Delaware VA contract, and
(3) a signed Supplemental Replacement Acknowledgment Form. We reserve the right to reject any application for exchange.


FACTORS TO CONSIDER. You need to carefully evaluate your personal financial situation to decide whether to accept or reject this exchange offer. THIS EXCHANGE OFFER IS NOT INTENDED FOR ALL OWNERS AND IN CERTAIN CIRCUMSTANCES MAY NOT BE IN YOUR BEST INTEREST. In particular, please note the following:


/ / DEATH BENEFIT: There is no death benefit carryover from your current contract to the Horizon VA contract. The Accumulated Value under your current contract (adjusted to reflect any positive market value adjustment) will become your initial death benefit under the Horizon VA contract. And, if you own an enhanced death benefit rider, it will terminate upon exchange. THIS MEANS

    THAT IF YOUR CURRENT DEATH BENEFIT IS GREATER THAN YOUR CURRENT ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


    You should also understand that the Horizon VA contract does NOT provide a guaranteed minimum death benefit - the death benefit will equal the current Contract Value (less any applicable premium taxes) and will decrease if your Contract Value decreases.

       - You should exchange your current contract only if any loss in the value of your death benefit will be outweighed by the benefits of the Horizon VA contract (such as a lower mortality and expense risk charge and no surrender charge).

           - A lower mortality and expense risk charge may be suitable only if you expect to hold the Horizon VA contract long enough that the cost savings you experience will outweigh any potential loss in death benefit protection.

           - The absence of any surrender charge is suitable only if you plan on making purchase payments under the Horizon VA AND you intend to surrender, take withdrawals, or annuitize within a certain period of time after doing so.


           - The exchange also may be suitable for you if you currently own an optional death benefit rider and you have determined that you no longer need the protection it provides for your beneficiaries (E.G., your children are grown) and therefore you do not want to continue paying the fee for the rider.


/ /  OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER: If you own the
    M-GAP Rider, it will terminate upon exchange.

       - If you own the M-GAP Rider, you should discuss with your financial advisor the higher guaranteed minimum annuity payments you may be giving up if you exchange your contract, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.

/ / GUARANTEED ANNUITY RATES: The guaranteed annuity option rates under the Horizon VA contract are less favorable than the guaranteed annuity option rates under your current contract. This means that for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under your current contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.

       - You should discuss with your financial advisor the potentially higher annuity payments you may be giving up if you exchange your contract, particularly if you are nearing the date when you may begin receiving annuity payments.

/ / FIXED ACCOUNT OPTION: There is no fixed account option under the Horizon VA contract. All of your Contract Value in the Horizon VA contract will fluctuate based on the performance of the subaccounts in which you invest, and we do not guarantee these amounts. You could lose some or all of your investment during market downturns.

/ / VARIABLE ANNUITY PAYMENT OPTIONS: We do not offer variable annuity payment options under the Horizon VA contract. If you decide to annuitize your Contract Value, your annuity payments will be fixed in amount and will not reflect the investment experience of any subaccount.

/ / PAYMENT CREDITS (BONUS): We do not apply any payment credits under the Horizon VA contract.

       - You should consider whether exchanging your current contract is suitable for you if you plan on making many purchase payments (or one or more purchase payments that are high in dollar amount) under the Horizon VA, because you will no longer receive a 4% bonus on those purchase payments.

We encourage you to carefully read all materials and prospectuses with your financial advisor to determine if the Horizon VA contract is suitable for you given your planning and investment needs, financial status, and retirement goals. Make sure that you understand the different contract features, PARTICULARLY THE LEVEL OF DEATH BENEFIT PROTECTION, prior to making a final decision to exchange your contract for the Horizon VA contract. Also, please discuss the tax consequences of this exchange with your tax adviser, as we make no representation regarding the tax consequences of an exchange. The following appendices attached to this Supplement provide a brief comparison of the various costs, terms, and features of the Horizon VA contract and your current contract, although you should carefully read the prospectus for each contract for a more complete explanation:

    - APPENDIX A - Comparison of Fees and Charges

    - APPENDIX B - Comparison of Death Benefits

    - APPENDIX C - Comparison of M-GAP Rider, Maximum Annuity Date, Life
                   Expectancy Distributions, Payments Credits (Bonuses), Guaranteed Annuity Rates, and Underlying Fund Investment Options

    - APPENDIX D - Comparison of Other Contract Terms and Features

    - APPENDIX E - Federal Income Tax Considerations

CANCELLATION OF EXCHANGE. If you decide to exchange your contract for the Horizon VA contract, you may later cancel the Horizon VA contract for any reason within ten days (in some states longer) of your receipt of the contract. Please return your contract as well as a letter instructing us to cancel your contract. We will cancel your Horizon VA contract and refund to you an amount that will vary depending on the state in which your Horizon VA contract was issued (but in no event will be less than your Contract Value under the Horizon VA at the time of cancellation). The refunded amount may be more or less than the Accumulated Value we originally transferred to the Horizon VA contract.

SALES COMPENSATION. Your registered representative's selling firm may or may not currently be receiving compensation in the form of ongoing trail commissions relating to your current contract. If you exchange your contract for the Horizon VA contract, we will pay ongoing trail commissions typically for as long as the Horizon VA contract remains in effect. This amount may be higher than the trail commissions paid under your current contract (if any), and the selling firm may pass on a portion of these payments to your registered representative. The prospect of receiving this compensation may provide selling firms and/or their registered representatives with an incentive to recommend the exchange offer, and you may wish to take this into account when considering and evaluating the exchange offer. For more information, please ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with the exchange of your current contract for the Horizon VA contract.

                                *      *      *


The information provided in this Supplement is a summary of certain pertinent information, and does not take into account state variations, if any. The Horizon VA prospectus contains a more complete explanation of the terms and features discussed in the appendices, as well as additional information about the Horizon VA contract. We encourage you to carefully read the Horizon VA prospectus prior to making a final decision to exchange your Delaware VA contract into the Horizon VA contract. To obtain a free copy of the Horizon VA prospectus, please contact your registered representative or call 1-800-533-7881. If you have any questions or are interested in exchanging your Delaware VA contract pursuant to this exchange offer, please contact your registered representative. Please keep this Supplement and retain it for future reference.

                  APPENDIX A - COMPARISON OF FEES AND CHARGES


PLEASE NOTE THAT IF YOU EXCHANGE INTO THE HORIZON VA CONTRACT, WE WILL WAIVE ANY ANNUAL CONTRACT FEE, NEGATIVE MARKET VALUE ADJUSTMENT, PREMIUM TAXES, AND SURRENDER CHARGE THAT WOULD OTHERWISE BE ASSESSED UPON SURRENDER OF THE DELAWARE VA CONTRACT.



      FEES AND CHARGES                  DELAWARE VA                    HORIZON VA
      ----------------                  -----------                    ----------
Maximum Sales Charge (as a                 None                           None
percentage of purchase
payments)

Maximum Surrender Charge (as               8.5%                           None
a percentage of purchase
payments withdrawn)

State Premium Taxes             0% - 3.5% (varies by state)    0% - 3.5% (varies by state)

Transfer Charge                  $25 for each transfer in                 None
                                 excess of 12 per contract
                                           year

                                 This fee is currently not
                                         charged.

Annual Contract Fee                   $35 per year               $30 per year (deducted
                               Also deducted upon surrender             monthly)
                                 and waived if Accumulated
                                Value(1) is $75,000 or more    Waived if Contract Value(2)
                                or for contracts issued to         is $50,000 or more.
                                and maintained by a 401(k)
                                       plan trustee.

Mortality & Expense Risk              1.25% annually                 0.60% annually
Charge (as a percentage of
average daily net assets in
the subaccounts)

Administrative Expense                0.15% annually                 0.15% annually
Charge/ Administration Charge
(as a percentage of average
daily net assets in the
subaccounts)

Total Annual Underlying Fund    0.67% to 1.76% (gross fees     0.68% to 1.64% (gross fees
Operating Expenses (based on   before any expense waivers or  before any expense waivers or
average daily net assets as           reimbursements)                reimbursements)
of December 31, 2008)


------------------------------

(1) ACCUMULATED VALUE is equal to the sum of the values in the subaccounts, the fixed account, and the guarantee period accounts.

(2) CONTRACT VALUE is equal to the sum of the values in the subaccounts. There is no fixed account or guarantee period account under the Horizon VA contract.

                   APPENDIX B - COMPARISON OF DEATH BENEFITS

STANDARD DEATH BENEFIT. Under both the Delaware VA contract and the Horizon VA contract, a death benefit is payable upon the death of an owner before the annuity date (unless the sole owner is a non-natural person, in which case we will pay a death benefit upon the death of an annuitant).

It is important for you to understand that only the Delaware VA contract provides a guaranteed minimum death benefit:

- Under the Delaware VA contract, the death benefit will never be less than the purchase payments you have made under the contract (assuming you do not take any withdrawals).

- The Horizon VA contract does NOT offer a guaranteed minimum death benefit. Instead, the death benefit equals the current Contract Value (less any applicable premium taxes).

The following chart is intended to help you understand the differences between the Delaware VA and Horizon VA death benefits:

                 DELAWARE VA                                    HORIZON VA
                 -----------                                    ----------
Greater of:                                    Contract Value, less any applicable premium
                                               taxes.

1.  Accumulated Value increased by any
    positive market value adjustment; or

2.  Gross purchase payments decreased
    proportionately to reflect withdrawals.

PLEASE NOTE THAT THERE IS NO DEATH BENEFIT CARRYOVER FROM THE DELAWARE VA CONTRACT TO THE HORIZON VA CONTRACT. IF YOUR DELAWARE VA DEATH BENEFIT IS GREATER THAN YOUR DELAWARE VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


On the valuation date of the exchange, the Accumulated Value under your Delaware VA contract (adjusted to reflect any positive market value adjustment) will be the initial purchase payment for the Horizon VA. This amount will also be your initial death benefit value, which likely will be lower than the death benefit value you had under your Delaware VA contract at the time of the exchange, especially if you have an enhanced death benefit rider (see below - "Optional Death Benefit Riders"). Thereafter, the Horizon VA death benefit will decrease if your Contract Value decreases. This means that the amount of any death benefit we pay under the Horizon VA contract may ultimately be less than the Accumulated Value carried over from the Delaware VA contract, and may be less than the amount of total purchase payments you made under the Delaware VA and Horizon VA contracts.


Please make sure that you understand your current (and potential) death benefit value in the Delaware VA contract as well as the potential death benefit value you would have under the Horizon VA contract. You should discuss these values with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you.

OPTIONAL DEATH BENEFIT RIDERS. The Delaware VA contract offers a number of optional Enhanced Death Benefit (EDB) Riders, each for an additional charge. In general and subject to certain conditions, these riders provide for an enhanced death benefit to be paid to the beneficiary in the event that an owner dies prior to the annuity date. Specific details concerning these riders may be found in the prospectus for the Delaware VA contract.

THESE RIDERS ARE NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own any of these riders under your Delaware VA contract, they will not be carried over to the Horizon VA contract. Instead, they will terminate upon exchange without any refund of the rider charges you have paid. IF YOUR DELAWARE VA DEATH BENEFIT IS GREATER THAN YOUR DELAWARE VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

         APPENDIX C - COMPARISON OF M-GAP RIDER, MAXIMUM ANNUITY DATE,
           LIFE EXPECTANCY DISTRIBUTIONS, PAYMENT CREDITS (BONUSES),
        GUARANTEED ANNUITY RATES, AND UNDERLYING FUND INVESTMENT OPTIONS

OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER. The Delaware VA contract also offered an Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider for an additional charge, although sales of this rider were discontinued on January 31, 2002. This rider provides a guaranteed minimum amount of fixed annuity lifetime income during the annuity payout phase after a 10- or 15-year waiting period, subject to certain conditions. If you own this rider, we have been calculating a "minimum guaranteed annuity payout benefit base" on each contract anniversary, and we will use this value (rather than your Accumulated Value) to determine annuity payments if you exercise the rider. At the time you become eligible to exercise the rider, your annuity payments likely would be greater if you exercise the rider than if you take annuity payments without exercising the rider if your minimum guaranteed annuity payout benefit base is higher than your Accumulated Value at that time.

THIS RIDER IS NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own this rider, it will not be carried over to the Horizon VA contract. Instead, it will terminate upon exchange without any refund of the rider charges you have paid. Please make sure that you understand your current (and potential) minimum guaranteed annuity payout benefit base (and potential for higher annuity payments) in the Delaware VA contract. You should discuss this potential loss of higher annuity payments with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.

MAXIMUM ANNUITY DATE. Until the annuity date (when you begin receiving annuity payments), your contract is in the accumulation phase and you can typically continue to make purchase payments and retain the contract death benefit. Under the Delaware VA contract, the latest annuity date permitted is typically the first day of the month before the younger owner's 99th birthday. Under the Horizon VA contract, the latest annuity date permitted is typically no later than the valuation date on or next following the later of: (1) 10 years from the date of issue; or (2) the first day of the month following the month in which the older annuitant attains age 99.

LIFE EXPECTANCY DISTRIBUTIONS. Prior to the annuity date, an owner of a Delaware VA qualified contract or contract issued under Section 457 deferred compensation plan may choose to receive a series of systematic withdrawals, without surrender charge, pursuant to the life expectancy distribution ("LED") option. Under this feature, each calendar year a fraction of the Accumulated Value is withdrawn based on the owner's life expectancy (or the joint life expectancy of the owner and a beneficiary.) This feature is not offered under the Horizon VA contract.

PAYMENT CREDITS (BONUS). Under the Delaware VA contract, each time a purchase payment is made under the contract we add a payment credit to the Accumulated Value that is currently equal to 4%. We do not apply any payment credits under the Horizon VA contract.


GUARANTEED ANNUITY RATES. The guaranteed annuity option rates under your Delaware VA contract are calculated using a different mortality table and interest rate than the guaranteed rates under the Horizon VA contract and are more favorable. As a result, for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under the Delaware VA contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


UNDERLYING FUND INVESTMENT OPTIONS. The Horizon VA contract may offer underlying funds that are the same as those currently offered under your Delaware VA contract as well as other underlying funds managed by affiliated and unaffiliated portfolio managers. Not all underlying funds currently offered in your existing contract may be available in the Horizon VA contract, and annual underlying fund operating expenses may be higher than those in your Delaware VA contract.

         APPENDIX D - COMPARISON OF OTHER CONTRACT TERMS AND FEATURES.


  OTHER TERMS AND FEATURES              DELAWARE VA                    HORIZON VA
  ------------------------              -----------                    ----------
MINIMUM SUBSEQUENT PURCHASE                 $50                           $250
PAYMENT

MAXIMUM CUMULATIVE PURCHASE             $5,000,000                     $5,000,000
PAYMENTS ALLOWED UNDER
CONTRACT (WITHOUT OUR
APPROVAL)

TRANSFER RESTRICTIONS            Transfers to a guarantee     - Transfers in excess of
                                 period account must be at    $250,000 per contract, per
                                       least $1,000.            day, must be requested
                                                                through U.S. mail.
                                                              - Transfers into and out of
                                                              one subaccount in excess of
                                                                $50,000, per day, may need
                                                                to be requested through
                                                                U.S. mail.

                                                              - Transfers may be limited to
                                                              12 per contract year.

MINIMUM WITHDRAWAL AMOUNT                  $100                           None

                                $1,000 of Accumulated Value
                                   must remain following
                                        withdrawal

RESERVATION OF RIGHT TO                    None               Contract may terminate if no
AUTOMATICALLY TERMINATE                                        purchase payments have been
CONTRACT                                                      made for two years, Contract
                                                              Value is less than $2,000 at
                                                               end of two-year period, and
                                                                 the sum of all purchase
                                                                   payments, less any
                                                                withdrawals, is less than
                                                                $2,000 at end of two-year
                                                                         period

FREE WITHDRAWAL AMOUNT            Each calendar year, the                  N/A
                                 greatest of: (a) 100% of
                                    cumulative earnings
                               (excluding payment credits);
                                  (b) 15% of total gross
                                   payments (less prior
                                withdrawals that exceed the
                                free withdrawal amount less
                                 any prior free withdrawal
                               amount withdrawn in the same
                                calendar year); or (c) for
                                   owners of a qualified
                                contract or contract issued
                                under Section 457 deferred
                                compensation plan, amounts
                                 calculated under the life
                                  expectancy distribution
                                     ("LED") feature.

FIXED ACCOUNT INVESTMENT        Currently one fixed account               None
OPTION(S)                       option and nine "guarantee
                                period" investment options
                                (varying in duration from 2
                                to 10 years) that provide a
                                  3.0% guaranteed minimum
                                      interest rate.

MARKET VALUE ADJUSTMENT             Applies to amounts                    None
                                  transferred, withdrawn,
                                 surrendered, and applied
                               under an annuity option from
                                a guarantee period account
                                  before its expiration.

PROGRAM TO PROTECT PRINCIPAL     Ensures that if an owner                  N/A
AND PROVIDE GROWTH POTENTIAL   allocates a purchase payment
                               to a guarantee period and one
                                  or more subaccounts in
                                accordance with allocation
                               instructions we provide, the
                               value in the guarantee period
                                account at expiration will
                                equal the purchase payment
                                 (assuming no transfers or
                               withdrawals and less contract
                                     fees and charges)

DOLLAR COST AVERAGING,                   Available                      Available
AUTOMATIC ACCOUNT/ASSET
REBALANCING, AND SYSTEMATIC
WITHDRAWALS

LOANS                                  Not permitted                  Not permitted

ANNUITY OPTIONS                              7                              5

                                                                Variable annuity payment
                                                                 options not available.

REVERSAL OF ANNUITIZATION        An owner may reverse the             Not available
                                decision to annuitize, and
                                thereby return the contract
                                to the accumulation phase,
                               within 90 days of the annuity
                                           date.

OWNERS                          Joint owners are permitted.    Joint owners are permitted.

ANNUITANTS                         Joint annuitants are           Joint annuitants are
                                        permitted.                  permitted only in
                                                                non-qualified contracts.
                                                               Under qualified contracts,
                                                               the owner and the annuitant
                                                               generally must be the same
                                                                       individual.

BENEFICIARIES                  In the case of joint owners,   In the case of joint owners,
                               the surviving joint owner is   the surviving joint owner is
                                 automatically the primary      automatically the primary
                                 beneficiary and cannot be      beneficiary and cannot be
                                         changed.                       changed.

                 APPENDIX E - FEDERAL INCOME TAX CONSIDERATIONS

You can find information about the federal income tax aspects of the Horizon VA contract in the section headed "Federal Tax Matters" in the Horizon VA prospectus. The following is a discussion of federal income tax issues relating specifically to the exchange offer. IN ANY EVENT, IF YOU ARE CONSIDERING ACCEPTING THE EXCHANGE OFFER YOU SHOULD CONSULT A TAX ADVISER FOR A MORE COMPLETE EXPLANATION OF THE TAX CONSEQUENCES OF DOING SO.

- TAX CONSEQUENCES OF ACCEPTING THE EXCHANGE OFFER AND DISTRIBUTIONS FROM THE NEW HORIZON VA CONTRACT AFTER THE EXCHANGE. The exchange of a Delaware VA contract for a Horizon VA contract should generally qualify for non-recognition of gain or loss under section 1035 of the Internal Revenue Code (the "Code"), provided that the owner(s) of and the annuitant(s) under the new Horizon VA contract received in exchange for the Delaware VA contract are the same. This means that if you accept the exchange offer and no change of owners or annuitants occurs in connection with the exchange, there should be no current tax consequence to the exchange. When a distribution from the new Horizon VA contract occurs, however, amounts received in the distribution may be taxable, as described in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-headings "Taxation of Partial and Full Withdrawals" and "Taxation of Annuity Payments." In determining the amount that is taxable in each such distribution, you will be able to count your "investment in the contract" immediately before the exchange under the Delaware VA contract as "investment in the contract" for the new Horizon VA contract received in the exchange.

- POSSIBLE LOSS OF GRANDFATHERING. When new tax legislation is enacted, transactions that have occurred before the enactment are frequently "grandfathered," that is, the legislation exempts such transaction from its effects. Although most significant tax legislation affecting annuity contracts (E.G., provisions relating to required distributions, the penalty tax on premature distributions, and the treatment of withdrawals) was enacted before the Delaware VA contracts were issued and the Delaware VA contracts were therefore not grandfathered under the legislation, it is possible, though unlikely, that some of the Delaware VA contracts could be grandfathered under such legislation. In that case, acceptance of the exchange offer would likely result in loss of the grandfathered status of the Delaware VA contracts for the new Horizon VA contracts received in the exchange.

- AGGREGATION OF CONTRACTS. As discussed in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-heading "Aggregation of Contracts," the taxable amount of an annuity payment or withdrawal from a "non-qualified contract" (I.E., a contract that does not receive favorable tax treatment under Sections 401, 403, 408, 408A, or 457 of the Code) may be determined by combining some or all of the non-qualified contracts you own. For example, if you exchange more than one Delaware VA contract for several non-qualified Horizon VA contracts or if you purchase another deferred non-qualified contract from us during the same calendar year that you exercise the exchange offer, the Internal Revenue Service will treat your contracts as one contract. This could affect the taxable amount of annuity payments or withdrawals from one or more of the deferred non-qualified annuity contracts you own.


- 403(b) PLANS. If your Delaware VA contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that the exchange offer complies with applicable tax requirements and to decline your acceptance of the exchange offer if it is not in compliance. We will defer acting on your acceptance of the exchange offer until all information required under the tax law has been received. By accepting the exchange offer, you consent to the sharing of confidential information about you, the Delaware VA and Horizon VA contracts, and transactions under the Delaware VA and Horizon VA contracts and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

                Commonwealth Annuity and Life Insurance Company
  (previously known as Allmerica Financial Life Insurance and Annuity Company)


                    Commonwealth Annuity Separate Account A
                              Commonwealth Annuity
                            Horizon Variable Annuity



    Supplement dated June [15], 2009 to the Prospectus dated June [15], 2009


                      EXCHANGE OFFER TO CERTAIN OWNERS OF
                 SELECT RESOURCE II VARIABLE ANNUITY CONTRACTS


This Supplement describes an exchange offer applicable to certain contract owners of the Select Resource II Variable Annuity ("Select II VA") contract who elect to exchange their contract for the Commonwealth Annuity Horizon Variable Annuity ("Horizon VA") contract offered by us through the Commonwealth Annuity Separate Account A. The purpose of this Supplement is to describe the exchange offer and explain to you the costs, terms, and features of the Horizon VA contract that may differ from your Select II VA contract. We may commence, suspend, modify, or withdraw this exchange offer at any time without notice in our sole discretion.


PLEASE NOTE: THERE IS NO DEATH BENEFIT CARRYOVER FROM THE SELECT II VA CONTRACT
             TO THE HORIZON VA CONTRACT. IF YOUR SELECT II VA DEATH BENEFIT IS GREATER THAN YOUR SELECT II VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


EXCHANGE OFFER ELIGIBILITY. In order to qualify for the exchange offer, your Accumulated Value (after adjusting for any positive market value adjustment) must be at least $2,000 and the older annuitant must not have attained age 91 as of the issue date for the Horizon VA contract. In addition, all contract owners must consent to the exchange, and partial surrenders or exchange will not be permitted. We reserve the right to make this exchange offer only to customers of selling firms.



HOW THE EXCHANGE OFFER WORKS. If you exchange your Select II VA contract for the Horizon VA contract, the exchange will constitute a full surrender and replacement of your Select II VA contract (although we will waive any annual contract fee, negative market value adjustment, premium taxes, and surrender charge that would otherwise be applicable). We will consider your Accumulated Value in the Select II VA contract as of the valuation date of the exchange, adjusted to reflect any positive market value adjustment, to be the initial purchase payment for the Horizon VA contract. If you own more than one Select II VA contract or another contract issued by us that is eligible for the exchange offer, you may surrender more than one of these contracts as part of the exchange offer. All programs and riders on your Select II VA contract will terminate upon exchange and will not automatically carry forward to the Horizon VA Contract. We will not deduct any premium taxes upon purchase of the Horizon VA.



To effect an exchange, please send to us at our Service Center (1) a completed application for the new Horizon VA contract, (2) your Select II VA contract, and
(3) a signed Supplemental Replacement Acknowledgment Form. We reserve the right to reject any application for exchange.


FACTORS TO CONSIDER. You need to carefully evaluate your personal financial situation to decide whether to accept or reject this exchange offer. THIS EXCHANGE OFFER IS NOT INTENDED FOR ALL OWNERS AND IN CERTAIN CIRCUMSTANCES MAY NOT BE IN YOUR BEST INTEREST. In particular, please note the following:


/ / DEATH BENEFIT: There is no death benefit carryover from your current contract to the Horizon VA contract. The Accumulated Value under your current contract (adjusted to reflect any positive market value adjustment) will become your initial death benefit under the Horizon VA contract. And, if you own an enhanced death benefit rider, it will terminate upon exchange. THIS MEANS THAT IF YOUR CURRENT DEATH BENEFIT IS GREATER THAN YOUR CURRENT ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


    You should also understand that the Horizon VA contract does NOT provide a guaranteed minimum death benefit - the death benefit will equal the current Contract Value (less any applicable premium taxes) and will decrease if your Contract Value decreases.

       - You should exchange your current contract only if any loss in the value of your death benefit will be outweighed by the benefits of the Horizon VA contract (such as a later maximum annuity date, a lower mortality and expense risk charge, and no surrender charge).

           - A later maximum annuity date may be suitable only if you are nearing your annuity date (at which time the death benefit under your existing contract will terminate), you are not ready to begin taking distributions from your contract, and any potential loss in death benefit protection upon exchange will be outweighed by the additional time provided under the Horizon VA contract for potential increases in the value of your contract before annuitizing.

           - A lower mortality and expense risk charge may be suitable only if you expect to hold the Horizon VA contract long enough that the cost savings you experience will outweigh any potential loss in death benefit protection.

           - The absence of any surrender charge is suitable only if you plan on making purchase payments under the Horizon VA AND you intend to surrender, take withdrawals, or annuitize within a certain period of time after doing so.

           - The exchange also may be suitable for you if you currently own an optional death benefit rider and you have determined that you no longer need the protection it provides for your beneficiaries (E.G., your children are grown) and therefore you do not want to continue paying the fee for the rider.

/ /  OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER: If you own the
    M-GAP Rider, it will terminate upon exchange.

       - If you own the M-GAP Rider, you should discuss with your financial advisor the higher guaranteed minimum annuity payments you may be giving up if you exchange your contract, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.


/ / GUARANTEED ANNUITY RATES: The guaranteed annuity option rates under the Horizon VA contract are less favorable than the guaranteed annuity option rates under your current contract. This means that for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under your current contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


       - You should discuss with your financial advisor the potentially higher annuity payments you may be giving up if you exchange your contract, particularly if you are nearing the date when you may begin receiving annuity payments.

/ / FIXED ACCOUNT OPTION: There is no fixed account option under the Horizon VA contract. All of your Contract Value in the Horizon VA contract will fluctuate based on the performance of the subaccounts in which you invest, and we do not guarantee these amounts. You could lose some or all of your investment during market downturns.

/ / VARIABLE ANNUITY PAYMENT OPTIONS: We do not offer variable annuity payment options under the Horizon VA contract. If you decide to annuitize your Contract Value, your annuity payments will be fixed in amount and will not reflect the investment experience of any subaccount.

We encourage you to carefully read all materials and prospectuses with your financial advisor to determine if the Horizon VA contract is suitable for you given your planning and investment needs, financial status, and retirement goals. Make sure that you understand the different contract features, PARTICULARLY THE LEVEL OF DEATH BENEFIT PROTECTION, prior to making a final decision to exchange your contract for the Horizon VA contract. Also, please discuss the tax consequences of this exchange with your tax adviser, as we make no representation regarding the tax consequences of an exchange. The following appendices attached to this Supplement provide a brief comparison of the various costs, terms, and features of the Horizon VA contract and your current contract, although you should carefully read the prospectus for each contract for a more complete explanation:

    - APPENDIX A - Comparison of Fees and Charges

    - APPENDIX B - Comparison of Death Benefits

    - APPENDIX C - Comparison of M-GAP Rider, Maximum Annuity Date, Life
                   Expectancy Distributions, Guaranteed Annuity Rates, and Underlying Fund Investment Options

    - APPENDIX D - Comparison of Other Contract Terms and Features

    - APPENDIX E - Federal Income Tax Considerations


CANCELLATION OF EXCHANGE. If you decide to exchange your contract for the Horizon VA contract, you may later cancel the Horizon VA contract for any reason within ten days (in some states longer) of your receipt of the contract. Please return your contract as well as a letter instructing us to cancel your contract. We will cancel your Horizon VA contract and refund to you an amount that will vary depending on the state in which your Horizon VA contract was issued (but in no event will be less than your Contract Value under the Horizon VA at the time of cancellation). The refunded amount may be more or less than the Accumulated Value we originally transferred to the Horizon VA contract.


SALES COMPENSATION. Your registered representative's selling firm may or may not currently be receiving compensation in the form of ongoing trail commissions relating to your current contract. If you exchange your contract for the Horizon VA contract, we will pay ongoing trail commissions typically for as long as the Horizon VA contract remains in effect. This amount may be higher than the trail commissions paid under your current contract (if any), and the selling firm may pass on a portion of these payments to your registered representative. The prospect of receiving this compensation may provide selling firms and/or their registered representatives with an incentive to recommend the exchange offer, and you may wish to take this into account when considering and evaluating the exchange offer. For more information, please ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with the exchange of your current contract for the Horizon VA contract.

                                *      *      *


The information provided in this Supplement is a summary of certain pertinent information, and does not take into account state variations, if any. The Horizon VA prospectus contains a more complete explanation of the terms and features discussed in the appendices, as well as additional information about the Horizon VA contract. We encourage you to carefully read the Horizon VA prospectus prior to making a final decision to exchange your Select II VA contract into the Horizon VA contract. To obtain a free copy of the Horizon VA prospectus, please contact your registered representative or call 1-800-533-7881. If you have any questions or are interested in exchanging your Select II VA contract pursuant to this exchange offer, please contact your registered representative. Please keep this Supplement and retain it for future reference.

                  APPENDIX A - COMPARISON OF FEES AND CHARGES


PLEASE NOTE THAT IF YOU EXCHANGE INTO THE HORIZON VA CONTRACT, WE WILL WAIVE ANY ANNUAL CONTRACT FEE, NEGATIVE MARKET VALUE ADJUSTMENT, PREMIUM TAXES, AND SURRENDER CHARGE THAT WOULD OTHERWISE BE ASSESSED UPON SURRENDER OF THE SELECT II VA CONTRACT.



      FEES AND CHARGES                 SELECT II VA                    HORIZON VA
      ----------------                 ------------                    ----------
Maximum Sales Charge (as a                 None                           None
percentage of purchase
payments)

Maximum Surrender Charge (as               6.5%                           None
a percentage of purchase
payments withdrawn)

State Premium Taxes             0% - 3.5% (varies by state)    0% - 3.5% (varies by state)

Transfer Charge                  $25 for each transfer in                 None
                                 excess of 12 per contract
                                           year

                                 This fee is currently not
                                         charged.

Annual Contract Fee                   $30 per year               $30 per year (deducted
                               Also deducted upon surrender             monthly)
                                 and waived if Accumulated
                                Value(1) is $50,000 or more    Waived if Contract Value(2)
                                or for contracts issued to         is $50,000 or more.
                                and maintained by a 401(k)
                                       plan trustee.

Mortality & Expense Risk              1.25% annually                 0.60% annually
Charge (as a percentage of
average daily net assets in
the subaccounts)

Administrative Expense                0.15% annually                 0.15% annually
Charge/ Administration Charge
(as a percentage of average
daily net assets in the
subaccounts)

Total Annual Underlying Fund    0.54% to 1.97% (gross fees     0.68% to 1.64% (gross fees
Operating Expenses (based on   before any expense waivers or  before any expense waivers or
average daily net assets as           reimbursements)                reimbursements)
of December 31, 2008)


------------------------------

(1) ACCUMULATED VALUE is equal to the sum of the values in the subaccounts, the fixed account, and the guarantee period accounts.

(2) CONTRACT VALUE is equal to the sum of the values in the subaccounts. There is no fixed account or guarantee period account under the Horizon VA contract.

                   APPENDIX B - COMPARISON OF DEATH BENEFITS


STANDARD DEATH BENEFIT. Under the Select II VA contract, a death benefit is payable upon the death of an ANNUITANT OR AN OWNER before the annuity date, whereas under the Horizon VA contract, a death benefit is payable only upon the death of an OWNER before the annuity date (unless the sole owner is a non-natural person, in which case we will pay a death benefit upon the death of an annuitant).


It is important for you to understand that only the Select II VA contract provides a guaranteed minimum death benefit:

- Under the Select II VA contract, the greatest value of (1), (2), or (3) in the table below is paid if the annuitant dies before the annuity date.

- The Horizon VA contract does NOT offer a guaranteed minimum death benefit. Instead, the death benefit equals the current Contract Value (less any applicable premium taxes).

The following chart is intended to help you understand the differences between the Select II VA and Horizon VA death benefits:

        DEATH BENEFIT                  SELECT II VA                    HORIZON VA
        -------------                  ------------                    ----------
Death of Owner (who is not     Accumulated Value increased    Contract Value, less any
the annuitant under the        by any positive market value   applicable premium taxes.
Select II VA contract):        adjustment.

Death of Annuitant (including  Greatest of:                   No death benefit is payable.
owner who is the annuitant     1.  Accumulated Value
under the Select II VA             increased by any positive
contract):                         market value adjustment;

                               2.  Gross purchase payments
                                   compounded daily at an
                                   effective annual yield of
                                   5%, decreased
                                   proportionately to
                                   reflect withdrawals; or

                               3.  The death benefit that
                                   would have been payable
                                   on the most recent
                                   contract anniversary,
                                   increased for subsequent
                                   purchase payments and
                                   decreased proportionately
                                   for subsequent
                                   withdrawals.

PLEASE NOTE THAT THERE IS NO DEATH BENEFIT CARRYOVER FROM THE SELECT II VA CONTRACT TO THE HORIZON VA CONTRACT. IF YOUR SELECT II VA DEATH BENEFIT IS GREATER THAN YOUR SELECT II VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


On the valuation date of the exchange, the Accumulated Value under your Select II VA contract (adjusted to reflect any positive market value adjustment) will be the initial purchase payment for the Horizon VA. This amount will also be your initial death benefit value, which likely will be lower than the death benefit value you had under your Select II VA contract at the time of the exchange, especially if you have an enhanced death benefit rider (see below - "Optional Death Benefit Rider"). Thereafter, the Horizon VA death benefit will decrease if your Contract Value decreases. This means that the amount of any death benefit we pay under the Horizon VA contract may ultimately be less than the Accumulated Value carried over from the Select II VA contract, and may be less than the amount of total purchase payments you made under the Select II VA and Horizon VA contracts.


Please make sure that you understand your current (and potential) death benefit value in the Select II VA contract as well as the potential death benefit value you would have under the Horizon VA contract. You should discuss these values with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you.


OPTIONAL DEATH BENEFIT RIDER. The Select II VA contract offers an Optional Enhanced Earnings Rider for an additional charge. Subject to certain conditions, in the event that the annuitant dies prior to the annuity date this rider provides for an additional amount to be paid to the beneficiary equal to the greater of $0 and the lesser of: (1) 25-50% (depending on the annuitant's age at issue) of gross purchase payments not previously withdrawn (aside from the initial purchase payment, this does not include purchase payments made during the 12-month period immediately prior to the date of death); and (2) 25-50% (depending on the annuitant's age at issue) of the difference between the Accumulated Value and gross purchase payments not previously withdrawn.


THIS RIDER IS NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own this rider under your Select II VA contract, it will not be carried over to the Horizon VA contract. Instead, it will terminate upon exchange without any refund of the rider charges you have paid. IF YOUR OPTIONAL ENHANCED EARNINGS RIDER BENEFIT IS GREATER THAN ZERO, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

         APPENDIX C - COMPARISON OF M-GAP RIDER, MAXIMUM ANNUITY DATE,
            LIFE EXPECTANCY DISTRIBUTIONS, GUARANTEED ANNUITY RATES,
                     AND UNDERLYING FUND INVESTMENT OPTIONS

OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER. The Select II VA contract also offered an Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider for an additional charge, although sales of this rider were discontinued on January 31, 2002. This rider provides a guaranteed minimum amount of fixed annuity lifetime income during the annuity payout phase after a 10- or 15-year waiting period, subject to certain conditions. If you own this rider, we have been calculating a "minimum guaranteed annuity payout benefit base" on each contract anniversary, and we will use this value (rather than your Accumulated Value) to determine annuity payments if you exercise the rider. At the time you become eligible to exercise the rider, your annuity payments likely would be greater if you exercise the rider than if you take annuity payments without exercising the rider if your minimum guaranteed annuity payout benefit base is higher than your Accumulated Value at that time.

THIS RIDER IS NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own this rider, it will not be carried over to the Horizon VA contract. Instead, it will terminate upon exchange without any refund of the rider charges you have paid. Please make sure that you understand your current (and potential) minimum guaranteed annuity payout benefit base (and potential for higher annuity payments) in the Select II VA contract. You should discuss this potential loss of higher annuity payments with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.

MAXIMUM ANNUITY DATE. Until the annuity date (when you begin receiving annuity payments), your contract is in the accumulation phase and you can typically continue to make purchase payments and retain the contract death benefit. Under the Select II VA contract, the latest annuity date permitted is typically the first day of the month before the annuitant's 90th birthday.

Under the Horizon VA contract, the latest annuity date permitted is typically no later than the valuation date on or next following the later of: (1) 10 years from the date of issue; or (2) the first day of the month following the month in which the older annuitant attains age 99. Please note that if the annuity date occurs (or is scheduled to occur) when the annuitant has reached an advanced age, it is possible that the Internal Revenue Service (the "IRS") could take the position that the Horizon VA Contract should not be treated as an annuity contract for federal income tax purposes. In that event, the income and gains under the Horizon VA contract would be currently includible in your income. You should discuss these issues with your tax adviser prior to exchanging your contract.

LIFE EXPECTANCY DISTRIBUTIONS. Prior to the annuity date, an owner of a Select II VA contract may choose to receive a series of systematic withdrawals, without surrender charge, pursuant to the life expectancy distribution ("LED") option. Under this feature, each calendar year a fraction of the Accumulated Value is withdrawn based on the owner's life expectancy (or the joint life expectancy of the owner and a beneficiary.) This feature is not offered under the Horizon VA contract.


GUARANTEED ANNUITY RATES. The guaranteed annuity option rates under your Select II VA contract are calculated using a different mortality table and interest rate than the guaranteed rates under the Horizon VA contract and are more favorable. As a result, for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under the Select II VA contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


UNDERLYING FUND INVESTMENT OPTIONS. The Horizon VA contract may offer underlying funds that are the same as those currently offered under your Select II VA contract as well as other underlying funds managed by affiliated and unaffiliated portfolio managers. Not all underlying funds currently offered in your existing contract may be available in the Horizon VA contract, and annual underlying fund operating expenses may be higher than those in your Select II VA contract.

         APPENDIX D - COMPARISON OF OTHER CONTRACT TERMS AND FEATURES.


  OTHER TERMS AND FEATURES             SELECT II VA                    HORIZON VA
  ------------------------             ------------                    ----------
MINIMUM SUBSEQUENT PURCHASE                 $50                           $250
PAYMENT

MAXIMUM CUMULATIVE PURCHASE                None                        $5,000,000
PAYMENTS ALLOWED UNDER
CONTRACT (WITHOUT OUR
APPROVAL)

TRANSFER RESTRICTIONS          Transfers may only be made to  - Transfers in excess of
                               or among up to 17 subaccounts  $250,000 per contract, per
                                and the Goldman Sachs Money     day, must be requested
                               Market subaccount at any one     through U.S. mail.
                                          time.
                                 Transfers to a guarantee     - Transfers into and out of
                                 period account must be at    one subaccount in excess of
                                       least $1,000.            $50,000, per day, may need
                                                                to be requested through
                                                                U.S. mail.

                                                              - Transfers may be limited to
                                                              12 per contract year.

MINIMUM WITHDRAWAL AMOUNT                  $100                           NONE

RESERVATION OF RIGHT TO                    None               Contract may terminate if no
AUTOMATICALLY TERMINATE                                        purchase payments have been
CONTRACT                                                      made for two years, Contract
                                                              Value is less than $2,000 at
                                                               end of two-year period, and
                                                                 the sum of all purchase
                                                                   payments, less any
                                                                withdrawals, is less than
                                                                $2,000 at end of two-year
                                                                         period

FREE WITHDRAWAL AMOUNT            Each calendar year, the                  N/A
                                    greatest of 100% of
                                cumulative earnings, 10% of
                               Accumulated Value (reduced by
                               prior withdrawals made in the
                                same calendar year to which
                                  no surrender charge was
                                   applied), or amounts
                                 calculated under the life
                                  expectancy distribution
                                     ("LED") feature.

FIXED ACCOUNT INVESTMENT        Currently one fixed account               None
OPTION(S)                       option and eight "guarantee
                                period" investment options
                                (varying in duration from 3
                                to 10 years) that provide a
                                  3.0% guaranteed minimum
                                      interest rate.

MARKET VALUE ADJUSTMENT             Applies to amounts                    None
                                  transferred, withdrawn,
                                 surrendered, and applied
                               under an annuity option from
                                a guarantee period account
                                  before its expiration.

PROGRAM TO PROTECT PRINCIPAL     Ensures that if an owner                  N/A
AND PROVIDE GROWTH POTENTIAL   allocates a purchase payment
                               to a guarantee period and one
                                  or more subaccounts in
                                accordance with allocation
                               instructions we provide, the
                               value in the guarantee period
                                account at expiration will
                                equal the purchase payment
                                 (assuming no transfers or
                               withdrawals and less contract
                                     fees and charges)

DOLLAR COST AVERAGING,                   Available                      Available
AUTOMATIC ACCOUNT/ASSET
REBALANCING, AND SYSTEMATIC
WITHDRAWALS

LOANS                              Available to certain               Not permitted
                                   qualified contracts.

ANNUITY OPTIONS                              6                              5

                                 Variable annuity payment       Variable annuity payment
                                 options permitted only if       options not available.
                                funded through the Goldman
                                 Sachs Equity Index Fund,
                               Goldman Sachs Structured U.S.
                                Equity Fund, Goldman Sachs
                                 Capital Growth Fund, and
                                Goldman Sachs Money Market
                                     Fund subaccounts.

OWNERS                         Joint owners are permitted if   Joint owners are permitted.
                                   one of the two is the
                                        annuitant.

ANNUITANTS                       Joint annuitants are not         Joint annuitants are
                                        permitted.                  permitted only in
                                                                non-qualified contracts.
                                                               Under qualified contracts,
                                                               the owner and the annuitant
                                                               generally must be the same
                                                                       individual.

BENEFICIARIES                    No specific rules apply.     In the case of joint owners,
                                                              the surviving joint owner is
                                                                automatically the primary
                                                                beneficiary and cannot be
                                                                        changed.

                 APPENDIX E - FEDERAL INCOME TAX CONSIDERATIONS

You can find information about the federal income tax aspects of the Horizon VA contract in the section headed "Federal Tax Matters" in the Horizon VA prospectus. The following is a discussion of federal income tax issues relating specifically to the exchange offer. IN ANY EVENT, IF YOU ARE CONSIDERING ACCEPTING THE EXCHANGE OFFER YOU SHOULD CONSULT A TAX ADVISER FOR A MORE COMPLETE EXPLANATION OF THE TAX CONSEQUENCES OF DOING SO.

- TAX CONSEQUENCES OF ACCEPTING THE EXCHANGE OFFER AND DISTRIBUTIONS FROM THE NEW HORIZON VA CONTRACT AFTER THE EXCHANGE. The exchange of a Select II VA contract for a Horizon VA contract should generally qualify for non-recognition of gain or loss under section 1035 of the Internal Revenue Code (the "Code"), provided that the owner(s) of and the annuitant(s) under the new Horizon VA contract received in exchange for the Select II VA contract are the same. This means that if you accept the exchange offer and no change of owners or annuitants occurs in connection with the exchange, there should be no current tax consequence to the exchange. When a distribution from the new Horizon VA contract occurs, however, amounts received in the distribution may be taxable, as described in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-headings "Taxation of Partial and Full Withdrawals" and "Taxation of Annuity Payments." In determining the amount that is taxable in each such distribution, you will be able to count your "investment in the contract" immediately before the exchange under the Select II VA contract as "investment in the contract" for the new Horizon VA contract received in the exchange.

- POSSIBLE LOSS OF GRANDFATHERING. When new tax legislation is enacted, transactions that have occurred before the enactment are frequently "grandfathered," that is, the legislation exempts such transaction from its effects. Although most significant tax legislation affecting annuity contracts (E.G., provisions relating to required distributions, the penalty tax on premature distributions, and the treatment of withdrawals) was enacted before the Select II VA contracts were issued and the Select II VA contracts were therefore not grandfathered under the legislation, it is possible, though unlikely, that some of the Select II VA contracts could be grandfathered under such legislation. In that case, acceptance of the exchange offer would likely result in loss of the grandfathered status of the Select II VA contracts for the new Horizon VA contracts received in the exchange.

- AGGREGATION OF CONTRACTS. As discussed in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-heading "Aggregation of Contracts," the taxable amount of an annuity payment or withdrawal from a "non-qualified contract" (I.E., a contract that does not receive favorable tax treatment under Sections 401, 403, 408, 408A, or 457 of the Code) may be determined by combining some or all of the non-qualified contracts you own. For example, if you exchange more than one Select II VA contract for several non-qualified Horizon VA contracts or if you purchase another deferred non-qualified contract from us during the same calendar year that you exercise the exchange offer, the Internal Revenue Service will treat your contracts as one contract. This could affect the taxable amount of annuity payments or withdrawals from one or more of the deferred non-qualified annuity contracts you own.


- 403(b) PLANS. If your Select II VA contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that the exchange offer complies with applicable tax requirements and to decline your acceptance of the exchange offer if it is not in compliance. We will defer acting on your acceptance of the exchange offer until all information required under the tax law has been received. By accepting the exchange offer, you consent to the sharing of confidential information about you, the Select II VA and Horizon VA contracts contract, and transactions under the Select II VA and Horizon VA contracts and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

                Commonwealth Annuity and Life Insurance Company
  (previously known as Allmerica Financial Life Insurance and Annuity Company, a wholly owned subsidiary of First Allmerica Financial Life Insurance Company)


                    Commonwealth Annuity Separate Account A
                              Commonwealth Annuity
                            Horizon Variable Annuity



    SUPPLEMENT DATED JUNE [15], 2009 TO THE PROSPECTUS DATED JUNE [15], 2009


                      EXCHANGE OFFER TO CERTAIN OWNERS OF
                   SELECT CHARTER VARIABLE ANNUITY CONTRACTS


This Supplement describes an exchange offer applicable to certain contract owners of the Select Charter Variable Annuity ("Select Charter VA") contract who elect to exchange their contract for the Commonwealth Annuity Horizon Variable Annuity ("Horizon VA") contract offered by us through the Commonwealth Annuity Separate Account A. The purpose of this Supplement is to describe the exchange offer and explain to you the costs, terms, and features of the Horizon VA contract that may differ from your Select Charter VA contract. We may commence, suspend, modify, or withdraw this exchange offer at any time without notice in our sole discretion.


PLEASE NOTE: THERE IS NO DEATH BENEFIT CARRYOVER FROM THE SELECT CHARTER VA
             CONTRACT TO THE HORIZON VA CONTRACT. IF YOUR SELECT CHARTER VA DEATH BENEFIT IS GREATER THAN YOUR SELECT CHARTER VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


EXCHANGE OFFER ELIGIBILITY. In order to qualify for the exchange offer, your Accumulated Value (after adjusting for any positive market value adjustment) must be at least $2,000 and the older annuitant must not have attained age 91 as of the issue date for the Horizon VA contract. In addition, all contract owners must consent to the exchange, and partial surrenders or exchange will not be permitted. We reserve the right to make this exchange offer only to customers of selling firms.



HOW THE EXCHANGE OFFER WORKS. If you exchange your Select Charter VA contract for the Horizon VA contract, the exchange will constitute a full surrender and replacement of your Select Charter VA contract (although we will waive any annual contract fee, negative market value adjustment, and premium taxes that would otherwise be applicable). We will consider your Accumulated Value in the Select Charter VA contract as of the valuation date of the exchange, adjusted to reflect any positive market value adjustment, to be the initial purchase payment for the Horizon VA contract. If you own more than one Select Charter VA contract or another contract issued by us that is eligible for the exchange offer, you may surrender more than one of these contracts as part of the exchange offer. All programs and riders on your Select Charter VA contract will terminate upon exchange and will not automatically carry forward to the Horizon VA Contract. We will not deduct any premium taxes upon purchase of the Horizon VA.



To effect an exchange, please send to us at our Service Center (1) a completed application for the new Horizon VA contract, (2) your Select Charter VA contract, and (3) a signed Supplemental Replacement Acknowledgment Form. We reserve the right to reject any application for exchange.


FACTORS TO CONSIDER. You need to carefully evaluate your personal financial situation to decide whether to accept or reject this exchange offer. THIS EXCHANGE OFFER IS NOT INTENDED FOR ALL OWNERS AND IN CERTAIN CIRCUMSTANCES MAY NOT BE IN YOUR BEST INTEREST. In particular, please note the following:


/ / DEATH BENEFIT: There is no death benefit carryover from your current contract to the Horizon VA contract. The Accumulated Value under your current contract (adjusted to reflect any positive market value adjustment) will become your initial death benefit under the Horizon VA contract. And, if you own an enhanced death benefit rider, it will terminate upon exchange. THIS MEANS THAT IF YOUR CURRENT DEATH BENEFIT IS GREATER THAN YOUR CURRENT ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

You should also understand that the Horizon VA contract does NOT provide a guaranteed minimum death benefit - the death benefit will equal the current Contract Value (less any applicable premium taxes) and will decrease if your Contract Value decreases.

- You should exchange your current contract only if any loss in the value of your death benefit will be outweighed by the benefits of the Horizon VA contract (such as a lower mortality and expense risk charge).

       - A lower mortality and expense risk charge may be suitable only if you expect to hold the Horizon VA contract long enough that the cost savings you experience will outweigh any potential loss in death benefit protection.


       - The exchange also may be suitable for you if you currently own an optional death benefit rider and you have determined that you no longer need the protection it provides for your beneficiaries (E.G., your children are grown) and therefore you do not want to continue paying the fee for the rider.


/ /  OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER: If you own the
    M-GAP Rider, it will terminate upon exchange.

       - If you own the M-GAP Rider, you should discuss with your financial advisor the higher guaranteed minimum annuity payments you may be giving up if you exchange your contract, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.


/ / GUARANTEED ANNUITY RATES: The guaranteed annuity option rates under the Horizon VA contract are less favorable than the guaranteed annuity option rates under your current contract. This means that for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under your current contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


       - You should discuss with your financial advisor the potentially higher annuity payments you may be giving up if you exchange your contract, particularly if you are nearing the date when you may begin receiving annuity payments.

/ / FIXED ACCOUNT OPTION: There is no fixed account option under the Horizon VA contract. All of your Contract Value in the Horizon VA contract will fluctuate based on the performance of the subaccounts in which you invest, and we do not guarantee these amounts. You could lose some or all of your investment during market downturns.

/ / VARIABLE ANNUITY PAYMENT OPTIONS: We do not offer variable annuity payment options under the Horizon VA contract. If you decide to annuitize your Contract Value, your annuity payments will be fixed in amount and will not reflect the investment experience of any subaccount.

We encourage you to carefully read all materials and prospectuses with your financial advisor to determine if the Horizon VA contract is suitable for you given your planning and investment needs, financial status, and retirement goals. Make sure that you understand the different contract features, PARTICULARLY THE LEVEL OF DEATH BENEFIT PROTECTION, prior to making a final decision to exchange your contract for the Horizon VA contract. Also, please discuss the tax consequences of this exchange with your tax adviser, as we make no representation regarding the tax consequences of an exchange. The following appendices attached to this Supplement provide a brief comparison of the various costs, terms, and features of the Horizon VA contract and your current contract, although you should carefully read the prospectus for each contract for a more complete explanation:

    - APPENDIX A - Comparison of Fees and Charges

    - APPENDIX B - Comparison of Death Benefits

    - APPENDIX C - Comparison of M-GAP Rider, Maximum Annuity Date, Life
                   Expectancy Distributions, Guaranteed Annuity Rates, and Underlying Fund Investment Options

    - APPENDIX D - Comparison of Other Contract Terms and Features

    - APPENDIX E - Federal Income Tax Considerations


CANCELLATION OF EXCHANGE. If you decide to exchange your contract for the Horizon VA contract, you may later cancel the Horizon VA contract for any reason within ten days (in some states longer) of your receipt of the contract. Please return your contract as well as a letter instructing us to cancel your contract. We will cancel your Horizon VA contract and refund to you an amount that will vary depending on the state in which your Horizon VA contract was issued (but in no event will be less than your Contract Value under the Horizon VA at the time of cancellation). The refunded amount may be more or less than the Accumulated Value we originally transferred to the Horizon VA contract.


SALES COMPENSATION. Your registered representative's selling firm may or may not currently be receiving compensation in the form of ongoing trail commissions relating to your current contract. If you exchange your contract for the Horizon VA contract, we will pay ongoing trail commissions typically for as long as the Horizon VA contract remains in effect. This amount may be higher than the trail commissions paid under your current contract (if any), and the selling firm may pass on a portion of these payments to your registered representative. The prospect of receiving this compensation may provide selling firms and/or their registered representatives with an incentive to recommend the exchange offer, and you may wish to take this into account when considering and evaluating the exchange offer. For more information, please ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with the exchange of your current contract for the Horizon VA contract.

                                *      *      *


The information provided in this Supplement is a summary of certain pertinent information, and does not take into account state variations, if any. The Horizon VA prospectus contains a more complete explanation of the terms and features discussed in the appendices, as well as additional information about the Horizon VA contract. We encourage you to carefully read the Horizon VA prospectus prior to making a final decision to exchange your Select Charter VA contract into the Horizon VA contract. To obtain a free copy of the Horizon VA prospectus, please contact your registered representative or call 1-800-533-7881. If you have any questions or are interested in exchanging your Select Charter VA contract pursuant to this exchange offer, please contact your registered representative. Please keep this Supplement and retain it for future reference.

                  APPENDIX A - COMPARISON OF FEES AND CHARGES


PLEASE NOTE THAT IF YOU EXCHANGE INTO THE HORIZON VA CONTRACT, WE WILL WAIVE ANY ANNUAL CONTRACT FEE, NEGATIVE MARKET VALUE ADJUSTMENT, AND PREMIUM TAXES THAT WOULD OTHERWISE BE ASSESSED UPON SURRENDER OF THE SELECT CHARTER VA CONTRACT.



      FEES AND CHARGES               SELECT CHARTER VA                 HORIZON VA
      ----------------               -----------------                 ----------
Maximum Sales Charge (as a                 None                           None
percentage of purchase
payments)

Maximum Surrender Charge (as               None                           None
a percentage of purchase
payments withdrawn)

State Premium Taxes             0% - 3.5% (varies by state)    0% - 3.5% (varies by state)

Transfer Charge                  $25 for each transfer in                 None
                                 excess of 12 per contract
                                           year

                                 This fee is currently not
                                         charged.

Annual Contract Fee                   $35 per year               $30 per year (deducted
                               Also deducted upon surrender             monthly)
                                 and waived if Accumulated
                               Value(1) is $75,000 or more.    Waived if Contract Value(2)
                                                                   is $50,000 or more.

Mortality & Expense Risk              1.25% annually                 0.60% annually
Charge (as a percentage of
average daily net assets in
the subaccounts)

Administrative Expense                0.15% annually                 0.15% annually
Charge/ Administration Charge
(as a percentage of average
daily net assets in the
subaccounts)

Total Annual Underlying Fund    0.54% to 1.97% (gross fees     0.68% to 1.64% (gross fees
Operating Expenses (based on   before any expense waivers or  before any expense waivers or
average daily net assets as           reimbursements)                reimbursements)
of December 31, 2008)


------------------------------

(1) ACCUMULATED VALUE is equal to the sum of the values in the subaccounts, the fixed account, and the guarantee period accounts.

(2) CONTRACT VALUE is equal to the sum of the values in the subaccounts. There is no fixed account or guarantee period account under the Horizon VA contract.

                   APPENDIX B - COMPARISON OF DEATH BENEFITS

STANDARD DEATH BENEFIT. Under both the Select Charter VA contract and the Horizon VA contract, a death benefit is payable upon the death of an owner before the annuity date (unless the sole owner is a non-natural person, in which case we will pay a death benefit upon the death of an annuitant).

It is important for you to understand that only the Select Charter VA contract provides a guaranteed minimum death benefit:

- Under the Select Charter VA contract, the death benefit will never be less than the purchase payments you have made under the contract (assuming you do not take any withdrawals).

- The Horizon VA contract does NOT offer a guaranteed minimum death benefit. Instead, the death benefit equals the current Contract Value (less any applicable premium taxes).

The following chart is intended to help you understand the differences between the Select Charter VA and Horizon VA death benefits:

              SELECT CHARTER VA                                  HORIZON VA
              -----------------                                  ----------
Greater of:                                     Contract Value, less any applicable premium
                                                taxes.

1.  Accumulated Value increased by any
    positive market value adjustment; or

2.  Gross purchase payments decreased
    proportionately to reflect withdrawals.

PLEASE NOTE THAT THERE IS NO DEATH BENEFIT CARRYOVER FROM THE SELECT CHARTER VA CONTRACT TO THE HORIZON VA CONTRACT. IF YOUR SELECT CHARTER VA DEATH BENEFIT IS GREATER THAN YOUR SELECT CHARTER VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


On the valuation date of the exchange, the Accumulated Value under your Select Charter VA contract (adjusted to reflect any positive market value adjustment) will be the initial purchase payment for the Horizon VA. This amount will also be your initial death benefit value, which likely will be lower than the death benefit value you had under your Select Charter VA contract at the time of the exchange, especially if you have an enhanced death benefit rider (see below - "Optional Death Benefit Riders"). Thereafter, the Horizon VA death benefit will decrease if your Contract Value decreases. This means that the amount of any death benefit we pay under the Horizon VA contract may ultimately be less than the Accumulated Value carried over from the Select Charter VA contract, and may be less than the amount of total purchase payments you made under the Select Charter VA and Horizon VA contracts.


Please make sure that you understand your current (and potential) death benefit value in the Select Charter VA contract as well as the potential death benefit value you would have under the Horizon VA contract. You should discuss these values with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you.

OPTIONAL DEATH BENEFIT RIDERS. The Select Charter VA contract offers the following optional death benefit riders, each for an additional charge:

- The Optional Enhanced Death Benefit (EDB) Rider which, subject to certain conditions, provides for an enhanced death benefit to be paid to the beneficiary in the event that an owner dies prior to the annuity date and before his or her 90th birthday. This amount is equal to the greatest of:
  (a) the Accumulated Value increased by any positive market value adjustment;
  (b) gross purchase payments compounded daily at an effective annual yield of 5%, decreased proportionately to reflect withdrawals; and (c) the highest Accumulated Value on any prior contract anniversary, increased for any positive market value adjustment and subsequent purchase payments and decreased proportionately for subsequent withdrawals. (After the owner's 90th birthday, a reduced amount may be paid.)


- The Optional Enhanced Earnings Rider which, subject to certain conditions, provides for an additional amount to be paid to the beneficiary in the event that an owner dies prior to the annuity date. This amount is equal to the greater of $0 and the lesser of: (1) 25-50% (depending on the owner's age at issue) of gross purchase payments not previously withdrawn (aside from the initial purchase payment, this does not include purchase payments made during the 12-month period immediately prior to the date of death); and (2) 25-50% (depending on the owner's age at issue) of the difference between the Accumulated Value and gross purchase payments not previously withdrawn.


THESE RIDERS ARE NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own any of these riders under your Select Charter VA contract, they will not be carried over to the Horizon VA contract. Instead, they will terminate upon exchange without any refund of the rider charges you have paid. IF YOUR SELECT CHARTER VA DEATH BENEFIT IS GREATER THAN YOUR SELECT CHARTER VA ACCUMULATED VALUE, AND/OR IF YOUR OPTIONAL ENHANCED EARNINGS RIDER BENEFIT IS GREATER THAN ZERO, YOU WILL LOSE THESE ADDITIONAL AMOUNTS WHEN YOU EXCHANGE YOUR CONTRACT.

         APPENDIX C - COMPARISON OF M-GAP RIDER, MAXIMUM ANNUITY DATE,
            LIFE EXPECTANCY DISTRIBUTIONS, GUARANTEED ANNUITY RATES,
                     AND UNDERLYING FUND INVESTMENT OPTIONS

OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER. The Select Charter VA contract also offered an Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider for an additional charge, although sales of this rider were discontinued on January 31, 2002. This rider provides a guaranteed minimum amount of fixed annuity lifetime income during the annuity payout phase after a 10- or 15-year waiting period, subject to certain conditions. If you own this rider, we have been calculating a "minimum guaranteed annuity payout benefit base" on each contract anniversary, and we will use this value (rather than your Accumulated Value) to determine annuity payments if you exercise the rider. At the time you become eligible to exercise the rider, your annuity payments likely would be greater if you exercise the rider than if you take annuity payments without exercising the rider if your minimum guaranteed annuity payout benefit base is higher than your Accumulated Value at that time.

THIS RIDER IS NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own this rider, it will not be carried over to the Horizon VA contract. Instead, it will terminate upon exchange without any refund of the rider charges you have paid. Please make sure that you understand your current (and potential) minimum guaranteed annuity payout benefit base (and potential for higher annuity payments) in the Select Charter VA contract. You should discuss this potential loss of higher annuity payments with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.

MAXIMUM ANNUITY DATE. Until the annuity date (when you begin receiving annuity payments), your contract is in the accumulation phase and you can typically continue to make purchase payments and retain the contract death benefit. Under the Select Charter VA contract, the latest annuity date permitted is typically the first day of the month before the younger owner's 99th birthday. Under the Horizon VA contract, the latest annuity date permitted is typically no later than the valuation date on or next following the later of: (1) 10 years from the date of issue; or (2) the first day of the month following the month in which the older annuitant attains age 99.

LIFE EXPECTANCY DISTRIBUTIONS. Prior to the annuity date, an owner of a Select Charter VA contract may choose to receive a series of systematic withdrawals pursuant to the life expectancy distribution ("LED") option. Under this feature, each calendar year a fraction of the Accumulated Value is withdrawn based on the owner's life expectancy (or the joint life expectancy of the owner and a beneficiary.) This feature is not offered under the Horizon VA contract.


GUARANTEED ANNUITY RATES. The guaranteed annuity option rates under your Select Charter VA contract are calculated using a different mortality table and interest rate than the guaranteed rates under the Horizon VA contract and are more favorable. As a result, for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under the Select Charter VA contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


UNDERLYING FUND INVESTMENT OPTIONS. The Horizon VA contract may offer underlying funds that are the same as those currently offered under your Select Charter VA contract as well as other underlying funds managed by affiliated and unaffiliated portfolio managers. Not all underlying funds currently offered in your existing contract may be available in the Horizon VA contract, and annual underlying fund operating expenses may be higher than those in your Select Charter VA contract.

         APPENDIX D - COMPARISON OF OTHER CONTRACT TERMS AND FEATURES.


  OTHER TERMS AND FEATURES           SELECT CHARTER VA                 HORIZON VA
  ------------------------           -----------------                 ----------
MINIMUM SUBSEQUENT PURCHASE                $100                           $250
PAYMENT

MAXIMUM CUMULATIVE PURCHASE                None                        $5,000,000
PAYMENTS ALLOWED UNDER
CONTRACT (WITHOUT OUR
APPROVAL)

TRANSFER RESTRICTIONS          Transfers may only be made to  - Transfers in excess of
                               or among up to 17 subaccounts  $250,000 per contract, per
                               and the AIT Money Market Fund    day, must be requested
                                subaccount at any one time.     through U.S. mail.

                                 Transfers to a guarantee     - Transfers into and out of
                                 period account must be at    one subaccount in excess of
                                       least $1,000.            $50,000, per day, may need
                                                                to be requested through
                                                                U.S. mail.

                                                              - Transfers may be limited to
                                                              12 per contract year.

MINIMUM WITHDRAWAL AMOUNT                  $100                           None

                                $1,000 of Accumulated Value
                                   must remain following
                                        withdrawal

RESERVATION OF RIGHT TO                    None               Contract may terminate if no
AUTOMATICALLY TERMINATE                                        purchase payments have been
CONTRACT                                                      made for two years, Contract
                                                              Value is less than $2,000 at
                                                               end of two-year period, and
                                                                 the sum of all purchase
                                                                   payments, less any
                                                                withdrawals, is less than
                                                                $2,000 at end of two-year
                                                                         period

FREE WITHDRAWAL AMOUNT                      N/A                            N/A

FIXED ACCOUNT INVESTMENT        Currently one fixed account               None
OPTION(S)                       option and eight "guarantee
                                period" investment options
                                (varying in duration from 3
                                to 10 years) that provide a
                                  3.0% guaranteed minimum
                                      interest rate.

MARKET VALUE ADJUSTMENT             Applies to amounts                    None
                                  transferred, withdrawn,
                                 surrendered, and applied
                               under an annuity option from
                                a guarantee period account
                                  before its expiration.

DOLLAR COST AVERAGING,                   Available                      Available
AUTOMATIC ACCOUNT/ASSET
REBALANCING, AND SYSTEMATIC
WITHDRAWALS

LOANS                              Available to certain               Not permitted
                                   qualified contracts.

ANNUITY OPTIONS                              6                              5

                                 Variable annuity payment       Variable annuity payment
                                 options permitted only if       options not available.
                                 funded through the Select
                                  Growth and Income Fund,
                                  Select Investment Grade
                                Income, Select Growth Fund,
                                 and AIT Money Market Fund
                                       subaccounts.

OWNERS                         Joint owners are permitted if   Joint owners are permitted.
                                   one of the two is the
                                        annuitant.

ANNUITANTS                         Joint annuitants are           Joint annuitants are
                                        permitted.                  permitted only in
                                                                non-qualified contracts.
                                                               Under qualified contracts,
                                                               the owner and the annuitant
                                                               generally must be the same
                                                                       individual.

BENEFICIARIES                    No specific rules apply.     In the case of joint owners,
                                                              the surviving joint owner is
                                                                automatically the primary
                                                                beneficiary and cannot be
                                                                        changed.

                 APPENDIX E - FEDERAL INCOME TAX CONSIDERATIONS

You can find information about the federal income tax aspects of the Horizon VA contract in the section headed "Federal Tax Matters" in the Horizon VA prospectus. The following is a discussion of federal income tax issues relating specifically to the exchange offer. IN ANY EVENT, IF YOU ARE CONSIDERING ACCEPTING THE EXCHANGE OFFER YOU SHOULD CONSULT A TAX ADVISER FOR A MORE COMPLETE EXPLANATION OF THE TAX CONSEQUENCES OF DOING SO.

- TAX CONSEQUENCES OF ACCEPTING THE EXCHANGE OFFER AND DISTRIBUTIONS FROM THE NEW HORIZON VA CONTRACT AFTER THE EXCHANGE. The exchange of a Select Charter VA contract for a Horizon VA contract should generally qualify for non-recognition of gain or loss under section 1035 of the Internal Revenue Code (the "Code"), provided that the owner(s) of and the annuitant(s) under the new Horizon VA contract received in exchange for the Select Charter VA contract are the same. This means that if you accept the exchange offer and no change of owners or annuitants occurs in connection with the exchange, there should be no current tax consequence to the exchange. When a distribution from the new Horizon VA contract occurs, however, amounts received in the distribution may be taxable, as described in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-headings "Taxation of Partial and Full Withdrawals" and "Taxation of Annuity Payments." In determining the amount that is taxable in each such distribution, you will be able to count your "investment in the contract" immediately before the exchange under the Select Charter VA contract as "investment in the contract" for the new Horizon VA contract received in the exchange.

- POSSIBLE LOSS OF GRANDFATHERING. When new tax legislation is enacted, transactions that have occurred before the enactment are frequently "grandfathered," that is, the legislation exempts such transaction from its effects. Although most significant tax legislation affecting annuity contracts (E.G., provisions relating to required distributions, the penalty tax on premature distributions, and the treatment of withdrawals) was enacted before the Select Charter VA contracts were issued and the Select Charter VA contracts were therefore not grandfathered under the legislation, it is possible, though unlikely, that some of the Select Charter VA contracts could be grandfathered under such legislation. In that case, acceptance of the exchange offer would likely result in loss of the grandfathered status of the Select Charter VA contracts for the new Horizon VA contracts received in the exchange.

- AGGREGATION OF CONTRACTS. As discussed in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-heading "Aggregation of Contracts," the taxable amount of an annuity payment or withdrawal from a "non-qualified contract" (I.E., a contract that does not receive favorable tax treatment under Sections 401, 403, 408, 408A, or 457 of the Code) may be determined by combining some or all of the non-qualified contracts you own. For example, if you exchange more than one Select Charter VA contract for several non-qualified Horizon VA contracts or if you purchase another deferred non-qualified contract from us during the same calendar year that you exercise the exchange offer, the Internal Revenue Service will treat your contracts as one contract. This could affect the taxable amount of annuity payments or withdrawals from one or more of the deferred non-qualified annuity contracts you own.


- 403(b) PLANS. If your Select Charter VA contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that the exchange offer complies with applicable tax requirements and to decline your acceptance of the exchange offer if it is not in compliance. We will defer acting on your acceptance of the exchange offer until all information required under the tax law has been received. By accepting the exchange offer, you consent to the sharing of confidential information about you, the Select Charter VA and Horizon VA contracts, and transactions under the Select Charter VA and Horizon VA contracts and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

                Commonwealth Annuity and Life Insurance Company


                    Commonwealth Annuity Separate Account A
                              Commonwealth Annuity
                            Horizon Variable Annuity



    Supplement dated June [15], 2009 to the Prospectus dated June [15], 2009


                      EXCHANGE OFFER TO CERTAIN OWNERS OF
                    SELECT REWARD VARIABLE ANNUITY CONTRACTS


This Supplement describes an exchange offer applicable to certain contract owners of the Select Reward Variable Annuity ("Select Reward VA") contract who elect to exchange their contract for the Commonwealth Annuity Horizon Variable Annuity ("Horizon VA") contract offered by us through the Commonwealth Annuity Separate Account A. The purpose of this Supplement is to describe the exchange offer and explain to you the costs, terms, and features of the Horizon VA contract that may differ from your Select Reward VA contract. We may commence, suspend, modify, or withdraw this exchange offer at any time without notice in our sole discretion.


PLEASE NOTE: THERE IS NO DEATH BENEFIT CARRYOVER FROM THE SELECT REWARD VA
             CONTRACT TO THE HORIZON VA CONTRACT. IF YOUR SELECT REWARD VA DEATH BENEFIT IS GREATER THAN YOUR SELECT REWARD VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


EXCHANGE OFFER ELIGIBILITY. In order to qualify for the exchange offer, your Accumulated Value (after adjusting for any positive market value adjustment) must be at least $2,000 and the older annuitant must not have attained age 91 as of the issue date for the Horizon VA contract. In addition, all contract owners must consent to the exchange, and partial surrenders or exchange will not be permitted. Finally, you must not have made any purchase payments during the twelve months prior to the date of the exchange. We reserve the right to make this exchange offer only to customers of selling firms.



HOW THE EXCHANGE OFFER WORKS. If you exchange your Select Reward VA contract for the Horizon VA contract, the exchange will constitute a full surrender and replacement of your Select Reward VA contract (although we will waive any annual contract fee, negative market value adjustment, premium taxes, and surrender charge that would otherwise be applicable). We will consider your Accumulated Value in the Select Reward VA contract as of the valuation date of the exchange, adjusted to reflect any positive market value adjustment, to be the initial purchase payment for the Horizon VA contract. If you own more than one Select Reward VA contract or another contract issued by us that is eligible for the exchange offer, you may surrender more than one of these contracts as part of the exchange offer. All programs and riders on your Select Reward VA contract will terminate upon exchange and will not automatically carry forward to the Horizon VA Contract. We will not deduct any premium taxes upon purchase of the Horizon VA.



To effect an exchange, please send to us at our Service Center (1) a completed application for the new Horizon VA contract, (2) your Select Reward VA contract, and (3) a signed Supplemental Replacement Acknowledgment Form. We reserve the right to reject any application for exchange.


FACTORS TO CONSIDER. You need to carefully evaluate your personal financial situation to decide whether to accept or reject this exchange offer. THIS EXCHANGE OFFER IS NOT INTENDED FOR ALL OWNERS AND IN CERTAIN CIRCUMSTANCES MAY NOT BE IN YOUR BEST INTEREST. In particular, please note the following:


/ / DEATH BENEFIT: There is no death benefit carryover from your current contract to the Horizon VA contract. The Accumulated Value under your current contract (adjusted to reflect any positive market value adjustment) will become your initial death benefit under the Horizon VA contract. And, if you own an enhanced death benefit rider, it will terminate upon exchange. THIS MEANS THAT IF YOUR CURRENT DEATH BENEFIT IS GREATER THAN YOUR CURRENT ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

    You should also understand that the Horizon VA contract does NOT provide a guaranteed minimum death benefit - the death benefit will equal the current Contract Value (less any applicable premium taxes) and will decrease if your Contract Value decreases.

       - You should exchange your current contract only if any loss in the value of your death benefit will be outweighed by the benefits of the Horizon VA contract (such as a lower mortality and expense risk charge and no surrender charge).

           - A lower mortality and expense risk charge may be suitable only if you expect to hold the Horizon VA contract long enough that the cost savings you experience will outweigh any potential loss in death benefit protection.

           - The absence of any surrender charge is suitable only if you plan on making purchase payments under the Horizon VA AND you intend to surrender, take withdrawals, or annuitize within a certain period of time after doing so.


           - The exchange also may be suitable for you if you currently own an optional death benefit rider and you have determined that you no longer need the protection it provides for your beneficiaries (E.G., your children are grown) and therefore you do not want to continue paying the fee for the rider.


/ /  OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER: If you own the
    M-GAP Rider, it will terminate upon exchange.

       - If you own the M-GAP Rider, you should discuss with your financial advisor the higher guaranteed minimum annuity payments you may be giving up if you exchange your contract, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.


/ / GUARANTEED ANNUITY RATES: The guaranteed annuity option rates under the Horizon VA contract are less favorable than the guaranteed annuity option rates under your current contract. This means that for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under your current contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


       - You should discuss with your financial advisor the potentially higher annuity payments you may be giving up if you exchange your contract, particularly if you are nearing the date when you may begin receiving annuity payments.

/ / FIXED ACCOUNT OPTION: There is no fixed account option under the Horizon VA contract. All of your Contract Value in the Horizon VA contract will fluctuate based on the performance of the subaccounts in which you invest, and we do not guarantee these amounts. You could lose some or all of your investment during market downturns.

/ / VARIABLE ANNUITY PAYMENT OPTIONS: We do not offer variable annuity payment options under the Horizon VA contract. If you decide to annuitize your Contract Value, your annuity payments will be fixed in amount and will not reflect the investment experience of any subaccount.

/ / PAYMENT CREDITS (BONUS): We do not apply any payment credits under the Horizon VA contract.

       - You should consider whether exchanging your current contract is suitable for you if you plan on making many purchase payments (or one or more purchase payments that are high in dollar amount) under the Horizon VA, because you will no longer receive a 5% bonus on those purchase payments.

We encourage you to carefully read all materials and prospectuses with your financial advisor to determine if the Horizon VA contract is suitable for you given your planning and investment needs, financial status, and retirement goals. Make sure that you understand the different contract features, PARTICULARLY THE LEVEL OF DEATH BENEFIT PROTECTION, prior to making a final decision to exchange your contract for the Horizon VA contract. Also, please discuss the tax consequences of this exchange with your tax adviser, as we make no representation regarding the tax consequences of an exchange. The following appendices attached to this Supplement provide a brief comparison of the various costs, terms, and features of the Horizon VA contract and your current contract, although you should carefully read the prospectus for each contract for a more complete explanation:

    - APPENDIX A - Comparison of Fees and Charges

    - APPENDIX B - Comparison of Death Benefits

    - APPENDIX C - Comparison of M-GAP Rider, Maximum Annuity Date, Life
                   Expectancy Distributions, Payment Credits (Bonuses), Guaranteed Annuity Rates, and Underlying Fund Investment Options

    - APPENDIX D - Comparison of Other Contract Terms and Features

    - APPENDIX E - Federal Income Tax Considerations


CANCELLATION OF EXCHANGE. If you decide to exchange your contract for the Horizon VA contract, you may later cancel the Horizon VA contract for any reason within ten days (in some states longer) of your receipt of the contract. Please return your contract as well as a letter instructing us to cancel your contract. We will cancel your Horizon VA contract and refund to you an amount that will vary depending on the state in which your Horizon VA contract was issued (but in no event will be less than your Contract Value under the Horizon VA at the time of cancellation). The refunded amount may be more or less than the Accumulated Value we originally transferred to the Horizon VA contract.


SALES COMPENSATION. Your registered representative's selling firm may or may not currently be receiving compensation in the form of ongoing trail commissions relating to your current contract. If you exchange your contract for the Horizon VA contract, we will pay ongoing trail commissions typically for as long as the Horizon VA contract remains in effect. This amount may be higher than the trail commissions paid under your current contract (if any), and the selling firm may pass on a portion of these payments to your registered representative. The prospect of receiving this compensation may provide selling firms and/or their registered representatives with an incentive to recommend the exchange offer, and you may wish to take this into account when considering and evaluating the exchange offer. For more information, please ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with the exchange of your current contract for the Horizon VA contract.

                                *      *      *


The information provided in this Supplement is a summary of certain pertinent information, and does not take into account state variations, if any. The Horizon VA prospectus contains a more complete explanation of the terms and features discussed in the appendices, as well as additional information about the Horizon VA contract. We encourage you to carefully read the Horizon VA prospectus prior to making a final decision to exchange your Select Reward VA contract into the Horizon VA contract. To obtain a free copy of the Horizon VA prospectus, please contact your registered representative or call 1-800-533-7881. If you have any questions or are interested in exchanging your Select Reward VA contract pursuant to this exchange offer, please contact your registered representative. Please keep this Supplement and retain it for future reference.

                  APPENDIX A - COMPARISON OF FEES AND CHARGES


PLEASE NOTE THAT IF YOU EXCHANGE INTO THE HORIZON VA CONTRACT, WE WILL WAIVE ANY ANNUAL CONTRACT FEE, NEGATIVE MARKET VALUE ADJUSTMENT, PREMIUM TAXES, AND SURRENDER CHARGE THAT WOULD OTHERWISE BE ASSESSED UPON SURRENDER OF THE SELECT REWARD VA CONTRACT.



      FEES AND CHARGES               SELECT REWARD VA                  HORIZON VA
      ----------------               ----------------                  ----------
Maximum Sales Charge (as a                 None                           None
percentage of purchase
payments)

Maximum Surrender Charge (as               8.5%                           None
a percentage of purchase
payments withdrawn)

State Premium Taxes             0% - 3.5% (varies by state)    0% - 3.5% (varies by state)

Transfer Charge                  $25 for each transfer in                 None
                                 excess of 12 per contract
                                           year

                                 This fee is currently not
                                         charged.

Annual Contract Fee                   $35 per year               $30 per year (deducted
                               Also deducted upon surrender             monthly)
                                 and waived if Accumulated
                                Value(1) is $75,000 or more    Waived if Contract Value(2)
                                or for contracts issued to         is $50,000 or more.
                                and maintained by a 401(k)
                                       plan trustee.

Mortality & Expense Risk              1.25% annually                 0.60% annually
Charge (as a percentage of
average daily net assets in
the subaccounts)

Administrative Expense                0.15% annually                 0.15% annually
Charge/ Administration Charge
(as a percentage of average
daily net assets in the
subaccounts)

Total Annual Underlying Fund    0.54% to 1.97% (gross fees     0.68% to 1.64% (gross fees
Operating Expenses (based on   before any expense waivers or  before any expense waivers or
average daily net assets as           reimbursements)                reimbursements)
of December 31, 2008)


------------------------------

(1) ACCUMULATED VALUE is equal to the sum of the values in the subaccounts, the fixed account, and the guarantee period accounts.

(2) CONTRACT VALUE is equal to the sum of the values in the subaccounts. There is no fixed account or guarantee period account under the Horizon VA contract.

                   APPENDIX B - COMPARISON OF DEATH BENEFITS

STANDARD DEATH BENEFIT. Under both the Select Reward VA contract and the Horizon VA contract, a death benefit is payable upon the death of an owner before the annuity date (unless the sole owner is a non-natural person, in which case we will pay a death benefit upon the death of an annuitant).

It is important for you to understand that only the Select Reward VA contract provides a guaranteed minimum death benefit:

- Under the Select Reward VA contract, the death benefit will never be less than the purchase payments you have made under the contract (assuming you do not take any withdrawals).

- The Horizon VA contract does NOT offer a guaranteed minimum death benefit. Instead, the death benefit equals the current Contract Value (less any applicable premium taxes).

The following chart is intended to help you understand the differences between the Select Reward VA and Horizon VA death benefits:

              SELECT REWARD VA                                  HORIZON VA
              ----------------                                  ----------
Greater of:                                    Contract Value, less any applicable premium
                                               taxes.

1.  Accumulated Value increased by any
    positive market value adjustment; or

2.  Gross purchase payments decreased
    proportionately to reflect withdrawals.

PLEASE NOTE THAT THERE IS NO DEATH BENEFIT CARRYOVER FROM THE SELECT REWARD VA CONTRACT TO THE HORIZON VA CONTRACT. IF YOUR SELECT REWARD VA DEATH BENEFIT IS GREATER THAN YOUR SELECT REWARD VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


On the valuation date of the exchange, the Accumulated Value under your Select Reward VA contract (adjusted to reflect any positive market value adjustment) will be the initial purchase payment for the Horizon VA. This amount will also be your initial death benefit value, which likely will be lower than the death benefit value you had under your Select Reward VA contract at the time of the exchange, especially if you have an enhanced death benefit rider (see below - "Optional Death Benefit Riders"). Thereafter, the Horizon VA death benefit will decrease if your Contract Value decreases. This means that the amount of any death benefit we pay under the Horizon VA contract may ultimately be less than the Accumulated Value carried over from the Select Reward VA contract, and may be less than the amount of total purchase payments you made under the Select Reward VA and Horizon VA contracts.


Please make sure that you understand your current (and potential) death benefit value in the Select Reward VA contract as well as the potential death benefit value you would have under the Horizon VA contract. You should discuss these values with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you.

OPTIONAL DEATH BENEFIT RIDERS. The Select Reward VA contract offers a number of optional Enhanced Death Benefit (EDB) Riders, each for an additional charge. In general and subject to certain conditions, these riders provide for an enhanced death benefit to be paid to the beneficiary in the event that an owner dies prior to the annuity date. Specific details concerning these riders may be found in Appendix B to the prospectus for the Select Reward VA contract.


The Select Reward VA contract also offers the Optional Enhanced Earnings Rider for an additional charge. Subject to certain conditions, in the event that an owner dies prior to the annuity date this rider provides for an additional amount to be paid to the beneficiary equal to the greater of $0 and the lesser of: (1) 25-50% (depending on the owner's age at issue) of gross purchase payments not previously withdrawn (aside from the initial purchase payment, this does not include purchase payments made during the 12-month period immediately prior to the date of death); and (2) 25-50% (depending on the owner's age at issue) of the difference between the Accumulated Value and gross purchase payments not previously withdrawn.


THESE RIDERS ARE NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own any of these riders under your Select Reward VA contract, they will not be carried over to the Horizon VA contract. Instead, they will terminate upon exchange without any refund of the rider charges you have paid. IF YOUR SELECT REWARD VA DEATH BENEFIT IS GREATER THAN YOUR SELECT REWARD VA ACCUMULATED VALUE, AND/OR IF YOUR OPTIONAL ENHANCED EARNINGS RIDER BENEFIT IS GREATER THAN ZERO, YOU WILL LOSE THESE ADDITIONAL AMOUNTS WHEN YOU EXCHANGE YOUR CONTRACT.

         APPENDIX C - COMPARISON OF M-GAP RIDER, MAXIMUM ANNUITY DATE,
           LIFE EXPECTANCY DISTRIBUTIONS, PAYMENT CREDITS (BONUSES),
        GUARANTEED ANNUITY RATES, AND UNDERLYING FUND INVESTMENT OPTIONS

OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER. The Select Reward VA contract also offered an Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider for an additional charge, although sales of this rider were discontinued on January 31, 2002. This rider provides a guaranteed minimum amount of fixed annuity lifetime income during the annuity payout phase after a 10- or 15-year waiting period, subject to certain conditions. If you own this rider, we have been calculating a "minimum guaranteed annuity payout benefit base" on each contract anniversary, and we will use this value (rather than your Accumulated Value) to determine annuity payments if you exercise the rider. At the time you become eligible to exercise the rider, your annuity payments likely would be greater if you exercise the rider than if you take annuity payments without exercising the rider if your minimum guaranteed annuity payout benefit base is higher than your Accumulated Value at that time.

THIS RIDER IS NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own this rider, it will not be carried over to the Horizon VA contract. Instead, it will terminate upon exchange without any refund of the rider charges you have paid. Please make sure that you understand your current (and potential) minimum guaranteed annuity payout benefit base (and potential for higher annuity payments) in the Select Reward VA contract. You should discuss this potential loss of higher annuity payments with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.

MAXIMUM ANNUITY DATE. Until the annuity date (when you begin receiving annuity payments), your contract is in the accumulation phase and you can typically continue to make purchase payments and retain the contract death benefit. Under the Select Reward VA contract, the latest annuity date permitted is typically no later than the younger owner's 99th birthday. Under the Horizon VA contract, the latest annuity date permitted is typically no later than the valuation date on or next following the later of: (1) 10 years from the date of issue; or (2) the first day of the month following the month in which the older annuitant attains age 99.

LIFE EXPECTANCY DISTRIBUTIONS. Prior to the annuity date, an owner of a Select Reward VA qualified contract or contract issued under Section 457 deferred compensation plan may choose to receive a series of systematic withdrawals, without surrender charge, pursuant to the life expectancy distribution ("LED") option. Under this feature, each calendar year a fraction of the Accumulated Value is withdrawn based on the owner's life expectancy (or the joint life expectancy of the owner and a beneficiary.) This feature is not offered under the Horizon VA contract.

PAYMENT CREDITS (BONUS). Under the Select Reward VA contract, each time a purchase payment is made under the contract we add a payment credit to the Accumulated Value that is currently equal to 5%. We do not apply any payment credits under the Horizon VA contract.


GUARANTEED ANNUITY RATES. The guaranteed annuity option rates under your Select Reward VA contract are calculated using a different mortality table and interest rate than the guaranteed rates under the Horizon VA contract and are more favorable. As a result, for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under the Select Reward VA contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


UNDERLYING FUND INVESTMENT OPTIONS. The Horizon VA contract may offer underlying funds that are the same as those currently offered under your Select Reward VA contract as well as other underlying funds managed by affiliated and unaffiliated portfolio managers. Not all underlying funds currently offered in your existing contract may be available in the Horizon VA contract, and annual underlying fund operating expenses may be higher than those in your Select Reward VA contract.

         APPENDIX D - COMPARISON OF OTHER CONTRACT TERMS AND FEATURES.


  OTHER TERMS AND FEATURES           SELECT REWARD VA                  HORIZON VA
  ------------------------           ----------------                  ----------
MINIMUM SUBSEQUENT PURCHASE                 $50                           $250
PAYMENT

MAXIMUM CUMULATIVE PURCHASE             $5,000,000                     $5,000,000
PAYMENTS ALLOWED UNDER
CONTRACT (WITHOUT OUR
APPROVAL)

TRANSFER RESTRICTIONS            Transfers to a guarantee     - Transfers in excess of
                                 period account must be at    $250,000 per contract, per
                                least $1,000. Transfers to      day, must be requested
                                and from the fixed account      through U.S. mail.
                                  are subject to certain
                                       restrictions.          - Transfers into and out of
                                                              one subaccount in excess of
                                                                $50,000, per day, may need
                                                                to be requested through
                                                                U.S. mail.
                                                              - Transfers may be limited to
                                                              12 per contract year.

MINIMUM WITHDRAWAL AMOUNT                  $100                           None

RESERVATION OF RIGHT TO                    None               Contract may terminate if no
AUTOMATICALLY TERMINATE                                        purchase payments have been
CONTRACT                                                      made for two years, Contract
                                                              Value is less than $2,000 at
                                                               end of two-year period, and
                                                                 the sum of all purchase
                                                                   payments, less any
                                                                withdrawals, is less than
                                                                $2,000 at end of two-year
                                                                         period

FREE WITHDRAWAL AMOUNT            Each calendar year, the                  N/A
                                 greatest of: (a) 100% of
                                    cumulative earnings
                               (excluding payment credits);
                                  (b) 15% of total gross
                                   payments (less prior
                                withdrawals that exceed the
                                free withdrawal amount less
                                 any prior free withdrawal
                               amount withdrawn in the same
                                calendar year); or (c) for
                                   owners of a qualified
                                contract or contract issued
                                under Section 457 deferred
                                compensation plan, amounts
                                 calculated under the life
                                  expectancy distribution
                                     ("LED") feature.

FIXED ACCOUNT INVESTMENT        Currently one fixed account               None
OPTION(S)                       option and eight "guarantee
                                period" investment options
                                (varying in duration from 3
                                to 10 years) that provide a
                                  3.0% guaranteed minimum
                                      interest rate.

MARKET VALUE ADJUSTMENT             Applies to amounts                    None
                                  transferred, withdrawn,
                                 surrendered, and applied
                               under an annuity option from
                                a guarantee period account
                                  before its expiration.

PROGRAM TO PROTECT PRINCIPAL     Ensures that if an owner                  N/A
AND PROVIDE GROWTH POTENTIAL   allocates a purchase payment
                               to a guarantee period and one
                                  or more subaccounts in
                                accordance with allocation
                               instructions we provide, the
                               value in the guarantee period
                                account at expiration will
                                equal the purchase payment
                                 (assuming no transfers or
                               withdrawals and less contract
                                     fees and charges)

DOLLAR COST AVERAGING,                   Available                      Available
AUTOMATIC ACCOUNT/ASSET
REBALANCING, AND SYSTEMATIC
WITHDRAWALS

LOANS                                  Not permitted                  Not permitted

ANNUITY OPTIONS                              7                              5

                                                                Variable annuity payment
                                                                 options not available.

REVERSAL OF ANNUITIZATION        An owner may reverse the             Not available
                                decision to annuitize, and
                                thereby return the contract
                                to the accumulation phase,
                               within 90 days of the annuity
                                           date.

OWNERS                          Joint owners are permitted.    Joint owners are permitted.

ANNUITANTS                         Joint annuitants are           Joint annuitants are
                                        permitted.                  permitted only in
                                                                non-qualified contracts.
                                                               Under qualified contracts,
                                                               the owner and the annuitant
                                                               generally must be the same
                                                                       individual.

BENEFICIARIES                  In the case of joint owners,   In the case of joint owners,
                               the surviving joint owner is   the surviving joint owner is
                                 automatically the primary      automatically the primary
                                 beneficiary and cannot be      beneficiary and cannot be
                                         changed.                       changed.

                 APPENDIX E - FEDERAL INCOME TAX CONSIDERATIONS

You can find information about the federal income tax aspects of the Horizon VA contract in the section headed "Federal Tax Matters" in the Horizon VA prospectus. The following is a discussion of federal income tax issues relating specifically to the exchange offer. IN ANY EVENT, IF YOU ARE CONSIDERING ACCEPTING THE EXCHANGE OFFER YOU SHOULD CONSULT A TAX ADVISER FOR A MORE COMPLETE EXPLANATION OF THE TAX CONSEQUENCES OF DOING SO.

- TAX CONSEQUENCES OF ACCEPTING THE EXCHANGE OFFER AND DISTRIBUTIONS FROM THE NEW HORIZON VA CONTRACT AFTER THE EXCHANGE. The exchange of a Select Reward VA contract for a Horizon VA contract should generally qualify for non-recognition of gain or loss under section 1035 of the Internal Revenue Code (the "Code"), provided that the owner(s) of and the annuitant(s) under the new Horizon VA contract received in exchange for the Select Reward VA contract are the same. This means that if you accept the exchange offer and no change of owners or annuitants occurs in connection with the exchange, there should be no current tax consequence to the exchange. When a distribution from the new Horizon VA contract occurs, however, amounts received in the distribution may be taxable, as described in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-headings "Taxation of Partial and Full Withdrawals" and "Taxation of Annuity Payments." In determining the amount that is taxable in each such distribution, you will be able to count your "investment in the contract" immediately before the exchange under the Select Reward VA contract as "investment in the contract" for the new Horizon VA contract received in the exchange.

- POSSIBLE LOSS OF GRANDFATHERING. When new tax legislation is enacted, transactions that have occurred before the enactment are frequently "grandfathered," that is, the legislation exempts such transaction from its effects. Although most significant tax legislation affecting annuity contracts (E.G., provisions relating to required distributions, the penalty tax on premature distributions, and the treatment of withdrawals) was enacted before the Select Reward VA contracts were issued and the Select Reward VA contracts were therefore not grandfathered under the legislation, it is possible, though unlikely, that some of the Select Reward VA contracts could be grandfathered under such legislation. In that case, acceptance of the exchange offer would likely result in loss of the grandfathered status of the Select Reward VA contracts for the new Horizon VA contracts received in the exchange.

- AGGREGATION OF CONTRACTS. As discussed in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-heading "Aggregation of Contracts," the taxable amount of an annuity payment or withdrawal from a "non-qualified contract" (I.E., a contract that does not receive favorable tax treatment under Sections 401, 403, 408, 408A, or 457 of the Code) may be determined by combining some or all of the non-qualified contracts you own. For example, if you exchange more than one Select Reward VA contract for several non-qualified Horizon VA contracts or if you purchase another deferred non-qualified contract from us during the same calendar year that you exercise the exchange offer, the Internal Revenue Service will treat your contracts as one contract. This could affect the taxable amount of annuity payments or withdrawals from one or more of the deferred non-qualified annuity contracts you own.


- 403(b) PLANS. If your Select Reward VA contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that the exchange offer complies with applicable tax requirements and to decline your acceptance of the exchange offer if it is not in compliance. We will defer acting on your acceptance of the exchange offer until all information required under the tax law has been received. By accepting the exchange offer, you consent to the sharing of confidential information about you, the Select Reward VA and Horizon VA contracts, and transactions under the Select Reward VA and Horizon VA contracts and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

                Commonwealth Annuity and Life Insurance Company
  (previously known as Allmerica Financial Life Insurance and Annuity Company)


                    Commonwealth Annuity Separate Account A
                              Commonwealth Annuity
                            Horizon Variable Annuity



    Supplement dated June [15], 2009 to the Prospectus dated June [15], 2009


                      EXCHANGE OFFER TO CERTAIN OWNERS OF
                   SELECT ACCLAIM VARIABLE ANNUITY CONTRACTS


This Supplement describes an exchange offer applicable to certain contract owners of the Select Acclaim Variable Annuity ("Select Acclaim VA") contract who elect to exchange their contract for the Commonwealth Annuity Horizon Variable Annuity ("Horizon VA") contract offered by us through the Commonwealth Annuity Separate Account A. The purpose of this Supplement is to describe the exchange offer and explain to you the costs, terms, and features of the Horizon VA contract that may differ from your Select Acclaim VA contract. We may commence, suspend, modify, or withdraw this exchange offer at any time without notice in our sole discretion.


PLEASE NOTE: THERE IS NO DEATH BENEFIT CARRYOVER FROM THE SELECT ACCLAIM VA
             CONTRACT TO THE HORIZON VA CONTRACT. IF YOUR SELECT ACCLAIM VA DEATH BENEFIT IS GREATER THAN YOUR SELECT ACCLAIM VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


EXCHANGE OFFER ELIGIBILITY. In order to qualify for the exchange offer, your Accumulated Value (after adjusting for any positive market value adjustment) must be at least $2,000 and the older annuitant must not have attained age 91 as of the issue date for the Horizon VA contract. In addition, all contract owners must consent to the exchange, and partial surrenders or exchange will not be permitted. We reserve the right to make this exchange offer only to customers of selling firms.



HOW THE EXCHANGE OFFER WORKS. If you exchange your Select Acclaim VA contract for the Horizon VA contract, the exchange will constitute a full surrender and replacement of your Select Acclaim VA contract (although we will waive any annual contract fee, negative market value adjustment, premium taxes, and surrender charge that would otherwise be applicable). We will consider your Accumulated Value in the Select Acclaim VA contract as of the valuation date of the exchange, adjusted to reflect any positive market value adjustment, to be the initial purchase payment for the Horizon VA contract. If you own more than one Select Acclaim VA contract or another contract issued by us that is eligible for the exchange offer, you may surrender more than one of these contracts as part of the exchange offer. All programs and riders on your Select Acclaim VA contract will terminate upon exchange and will not automatically carry forward to the Horizon VA Contract. We will not deduct any premium taxes upon purchase of the Horizon VA.



To effect an exchange, please send to us at our Service Center (1) a completed application for the new Horizon VA contract, (2) your Select Acclaim VA contract, and (3) a signed Supplemental Replacement Acknowledgment Form. We reserve the right to reject any application for exchange.


FACTORS TO CONSIDER. You need to carefully evaluate your personal financial situation to decide whether to accept or reject this exchange offer. THIS EXCHANGE OFFER IS NOT INTENDED FOR ALL OWNERS AND IN CERTAIN CIRCUMSTANCES MAY NOT BE IN YOUR BEST INTEREST. In particular, please note the following:


/ / DEATH BENEFIT: There is no death benefit carryover from your current contract to the Horizon VA contract. The Accumulated Value under your current contract (adjusted to reflect any positive market value adjustment) will become your initial death benefit under the Horizon VA contract. And, if you own an enhanced death benefit rider, it will terminate upon exchange. THIS MEANS THAT IF YOUR CURRENT DEATH BENEFIT IS GREATER THAN YOUR CURRENT ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

    You should also understand that the Horizon VA contract does NOT provide a guaranteed minimum death benefit - the death benefit will equal the current Contract Value (less any applicable premium taxes) and will decrease if your Contract Value decreases.

       - You should exchange your current contract only if any loss in the value of your death benefit will be outweighed by the benefits of the Horizon VA contract (such as a lower mortality and expense risk charge and no surrender charge).

           - A lower mortality and expense risk charge may be suitable only if you expect to hold the Horizon VA contract long enough that the cost savings you experience will outweigh any potential loss in death benefit protection.

           - The absence of any surrender charge is suitable only if you plan on making purchase payments under the Horizon VA AND you intend to surrender, take withdrawals, or annuitize within a certain period of time after doing so.


           - The exchange also may be suitable for you if you currently own an optional death benefit rider and you have determined that you no longer need the protection it provides for your beneficiaries (E.G., your children are grown) and therefore you do not want to continue paying the fee for the rider.


/ / GUARANTEED ANNUITY RATES: The guaranteed annuity option rates under the Horizon VA contract are less favorable than the guaranteed annuity option rates under your current contract. This means that for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under your current contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.

       - You should discuss with your financial advisor the potentially higher annuity payments you may be giving up if you exchange your contract, particularly if you are nearing the date when you may begin receiving annuity payments.

/ / FIXED ACCOUNT OPTION: There is no fixed account option under the Horizon VA contract. All of your Contract Value in the Horizon VA contract will fluctuate based on the performance of the subaccounts in which you invest, and we do not guarantee these amounts. You could lose some or all of your investment during market downturns.

/ / VARIABLE ANNUITY PAYMENT OPTIONS: We do not offer variable annuity payment options under the Horizon VA contract. If you decide to annuitize your Contract Value, your annuity payments will be fixed in amount and will not reflect the investment experience of any subaccount.

We encourage you to carefully read all materials and prospectuses with your financial advisor to determine if the Horizon VA contract is suitable for you given your planning and investment needs, financial status, and retirement goals. Make sure that you understand the different contract features, PARTICULARLY THE LEVEL OF DEATH BENEFIT PROTECTION, prior to making a final decision to exchange your contract for the Horizon VA contract. Also, please discuss the tax consequences of this exchange with your tax adviser, as we make no representation regarding the tax consequences of an exchange. The following appendices attached to this Supplement provide a brief comparison of the various costs, terms, and features of the Horizon VA contract and your current contract, although you should carefully read the prospectus for each contract for a more complete explanation:

    - APPENDIX A - Comparison of Fees and Charges

    - APPENDIX B - Comparison of Death Benefits

    - APPENDIX C - Comparison of Maximum Annuity Date, Life Expectancy
                   Distributions, Guaranteed Annuity Rates, and Underlying Fund Investment Options

    - APPENDIX D - Comparison of Other Contract Terms and Features

    - APPENDIX E - Federal Income Tax Considerations


CANCELLATION OF EXCHANGE. If you decide to exchange your contract for the Horizon VA contract, you may later cancel the Horizon VA contract for any reason within ten days (in some states longer) of your receipt of the contract. Please return your contract as well as a letter instructing us to cancel your contract. We will cancel your Horizon VA contract and refund to you an amount that will vary depending on the state in which your Horizon VA contract was issued (but in no event will be less than your Contract Value under the Horizon VA at the time of cancellation). The refunded amount may be more or less than the Accumulated Value we originally transferred to the Horizon VA contract.


SALES COMPENSATION. Your registered representative's selling firm may or may not currently be receiving compensation in the form of ongoing trail commissions relating to your current contract. If you exchange your contract for the Horizon VA contract, we will pay ongoing trail commissions typically for as long as the Horizon VA contract remains in effect. This amount may be higher than the trail commissions paid under your current contract (if any), and the selling firm may pass on a portion of these payments to your registered representative. The prospect of receiving this compensation may provide selling firms and/or their registered representatives with an incentive to recommend the exchange offer, and you may wish to take this into account when considering and evaluating the exchange offer. For more information, please ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with the exchange of your current contract for the Horizon VA contract.

                                *      *      *


The information provided in this Supplement is a summary of certain pertinent information, and does not take into account state variations, if any. The Horizon VA prospectus contains a more complete explanation of the terms and features discussed in the appendices, as well as additional information about the Horizon VA contract. We encourage you to carefully read the Horizon VA prospectus prior to making a final decision to exchange your Select Acclaim VA contract into the Horizon VA contract. To obtain a free copy of the Horizon VA prospectus, please contact your registered representative or call 1-800-533-7881. If you have any questions or are interested in exchanging your Select Acclaim VA contract pursuant to this exchange offer, please contact your registered representative. Please keep this Supplement and retain it for future reference.

                  APPENDIX A - COMPARISON OF FEES AND CHARGES


PLEASE NOTE THAT IF YOU EXCHANGE INTO THE HORIZON VA CONTRACT, WE WILL WAIVE ANY ANNUAL CONTRACT FEE, NEGATIVE MARKET VALUE ADJUSTMENT, PREMIUM TAXES, AND SURRENDER CHARGE THAT WOULD OTHERWISE BE ASSESSED UPON SURRENDER OF THE SELECT ACCLAIM VA CONTRACT.



      FEES AND CHARGES               SELECT ACCLAIM VA                 HORIZON VA
      ----------------               -----------------                 ----------
Maximum Sales Charge (as a                 None                           None
percentage of purchase
payments)

Maximum Surrender Charge (as               8.0%                           None
a percentage of purchase
payments withdrawn)

State Premium Taxes             0% - 3.5% (varies by state)    0% - 3.5% (varies by state)

Transfer Charge                  $25 for each transfer in                 None
                                 excess of 12 per contract
                                           year

                                 This fee is currently not
                                         charged.

Annual Contract Fee                    $35 per year              $30 per year (deducted
                                                                        monthly)

                               Also deducted upon surrender    Waived if Contract Value(2)
                                 and waived if Accumulated         is $50,000 or more.
                                Value(1) is $75,000 or more
                                or for contracts issued to
                                and maintained by a 401(k)
                                       plan trustee.

Mortality & Expense Risk              1.20% annually                 0.60% annually
Charge (as a percentage of
average daily net assets in
the subaccounts)

Administrative Expense                0.15% annually                 0.15% annually
Charge/ Administration Charge
(as a percentage of average
daily net assets in the
subaccounts)

Total Annual Underlying Fund    0.54% to 1.97% (gross fees     0.68% to 1.64% (gross fees
Operating Expenses (based on   before any expense waivers or  before any expense waivers or
average daily net assets as           reimbursements)                reimbursements)
of December 31, 2008)


------------------------------

(1) ACCUMULATED VALUE is equal to the sum of the values in the subaccounts, the fixed account, and the guarantee period accounts.

(2) CONTRACT VALUE is equal to the sum of the values in the subaccounts. There is no fixed account or guarantee period account under the Horizon VA contract.

                   APPENDIX B - COMPARISON OF DEATH BENEFITS

STANDARD DEATH BENEFIT. Under both the Select Acclaim VA contract and the Horizon VA contract, a death benefit is payable upon the death of an owner before the annuity date (unless the sole owner is a non-natural person, in which case we will pay a death benefit upon the death of an annuitant).

It is important for you to understand that only the Select Acclaim VA contract provides a guaranteed minimum death benefit:

- Under the Select Acclaim VA contract, the death benefit will never be less than the purchase payments you have made under the contract (assuming you do not take any withdrawals).

- The Horizon VA contract does NOT offer a guaranteed minimum death benefit. Instead, the death benefit equals the current Contract Value (less any applicable premium taxes).

The following chart is intended to help you understand the differences between the Select Acclaim VA and Horizon VA death benefits:

              SELECT ACCLAIM VA                                 HORIZON VA
              -----------------                                 ----------
Greater of:                                    Contract Value, less any applicable premium
                                               taxes.

1.  Accumulated Value increased by any
    positive market value adjustment; or

2.  Gross purchase payments decreased
    proportionately to reflect withdrawals.

PLEASE NOTE THAT THERE IS NO DEATH BENEFIT CARRYOVER FROM THE SELECT ACCLAIM VA CONTRACT TO THE HORIZON VA CONTRACT. IF YOUR SELECT ACCLAIM VA DEATH BENEFIT IS GREATER THAN YOUR SELECT ACCLAIM VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


On the valuation date of the exchange, the Accumulated Value under your Select Acclaim VA contract (adjusted to reflect any positive market value adjustment) will be the initial purchase payment for the Horizon VA. This amount will also be your initial death benefit value, which likely will be lower than the death benefit value you had under your Select Acclaim VA contract at the time of the exchange, especially if you have an enhanced death benefit rider (see below - "Optional Death Benefit Riders"). Thereafter, the Horizon VA death benefit will decrease if your Contract Value decreases. This means that the amount of any death benefit we pay under the Horizon VA contract may ultimately be less than the Accumulated Value carried over from the Select Acclaim VA contract, and may be less than the amount of total purchase payments you made under the Select Acclaim VA and Horizon VA contracts.


Please make sure that you understand your current (and potential) death benefit value in the Select Acclaim VA contract as well as the potential death benefit value you would have under the Horizon VA contract. You should discuss these values with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you.

OPTIONAL DEATH BENEFIT RIDERS. The Select Acclaim VA contract offers a number of optional Enhanced Death Benefit (EDB) Riders, each for an additional charge. In general and subject to certain conditions, these riders provide for an enhanced death benefit to be paid to the beneficiary in the event that an owner dies prior to the annuity date. Specific details concerning these riders may be found in Appendix B to the prospectus for the Select Acclaim VA contract.


The Select Acclaim VA contract also offers the Optional Enhanced Earnings Rider for an additional charge. Subject to certain conditions, in the event that an owner dies prior to the annuity date this rider provides for an additional amount to be paid to the beneficiary equal to the greater of $0 and the lesser of: (1) 25-50% (depending on the owner's age at issue) of gross purchase payments not previously withdrawn (aside from the initial purchase payment, this does not include purchase payments made during the 12-month period immediately prior to the date of death); and (2) 25-50% (depending on the owner's age at issue) of the difference between the Accumulated Value and gross purchase payments not previously withdrawn.


THESE RIDERS ARE NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own any of these riders under your Select Acclaim VA contract, they will not be carried over to the Horizon VA contract. Instead, they will terminate upon exchange without any refund of the rider charges you have paid. IF YOUR SELECT ACCLAIM VA DEATH BENEFIT IS GREATER THAN YOUR SELECT ACCLAIM VA ACCUMULATED VALUE, AND/OR IF YOUR OPTIONAL ENHANCED EARNINGS RIDER BENEFIT IS GREATER THAN ZERO, YOU WILL LOSE THESE ADDITIONAL AMOUNTS WHEN YOU EXCHANGE YOUR CONTRACT.

                APPENDIX C - COMPARISON OF MAXIMUM ANNUITY DATE,
            LIFE EXPECTANCY DISTRIBUTIONS, GUARANTEED ANNUITY RATES,
                     AND UNDERLYING FUND INVESTMENT OPTIONS

MAXIMUM ANNUITY DATE. Until the annuity date (when you begin receiving annuity payments), your contract is in the accumulation phase and you can typically continue to make purchase payments and retain the contract death benefit. Under the Select Acclaim VA contract, the latest annuity date permitted is typically no later than the younger owner's 99th birthday. Under the Horizon VA contract, the latest annuity date permitted is typically no later than the valuation date on or next following the later of: (1) 10 years from the date of issue; or
(2) the first day of the month following the month in which the older annuitant attains age 99.

LIFE EXPECTANCY DISTRIBUTIONS. Prior to the annuity date, an owner of a Select Acclaim VA qualified contract or contract issued under Section 457 deferred compensation plan may choose to receive a series of systematic withdrawals, without surrender charge, pursuant to the life expectancy distribution ("LED") option. Under this feature, each calendar year a fraction of the Accumulated Value is withdrawn based on the owner's life expectancy (or the joint life expectancy of the owner and a beneficiary.) This feature is not offered under the Horizon VA contract.


GUARANTEED ANNUITY RATES. The guaranteed annuity option rates under your Select Acclaim VA contract are calculated using a different mortality table and interest rate than the guaranteed rates under the Horizon VA contract and are more favorable. As a result, for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under the Select Acclaim VA contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


UNDERLYING FUND INVESTMENT OPTIONS. The Horizon VA contract may offer underlying funds that are the same as those currently offered under your Select Acclaim VA contract as well as other underlying funds managed by affiliated and unaffiliated portfolio managers. Not all underlying funds currently offered in your existing contract may be available in the Horizon VA contract, and annual underlying fund operating expenses may be higher than those in your Select Acclaim VA contract.

         APPENDIX D - COMPARISON OF OTHER CONTRACT TERMS AND FEATURES.


  OTHER TERMS AND FEATURES           SELECT ACCLAIM VA                 HORIZON VA
  ------------------------           -----------------                 ----------
MINIMUM SUBSEQUENT PURCHASE                 $50                           $250
PAYMENT

MAXIMUM CUMULATIVE PURCHASE             $5,000,000                     $5,000,000
PAYMENTS ALLOWED UNDER
CONTRACT (WITHOUT OUR
APPROVAL)

TRANSFER RESTRICTIONS            Transfers to a guarantee     - Transfers in excess of
                                 period account must be at    $250,000 per contract, per
                                       least $1,000.            day, must be requested
                                                                through U.S. mail.

                                                              - Transfers into and out of
                                                              one subaccount in excess of
                                                                $50,000, per day, may need
                                                                to be requested through
                                                                U.S. mail.

                                                              - Transfers may be limited to
                                                              12 per contract year.

MINIMUM WITHDRAWAL AMOUNT                  $100                           None

                                $1,000 of Accumulated Value
                                   must remain following
                                        withdrawal

RESERVATION OF RIGHT TO                    None               Contract may terminate if no
AUTOMATICALLY TERMINATE                                        purchase payments have been
CONTRACT                                                      made for two years, Contract
                                                              Value is less than $2,000 at
                                                               end of two-year period, and
                                                                 the sum of all purchase
                                                                   payments, less any
                                                                withdrawals, is less than
                                                                $2,000 at end of two-year
                                                                         period

FREE WITHDRAWAL AMOUNT            Each calendar year, the                  N/A
                               greater of: (a) 12% of total
                                gross payments (less prior
                                withdrawals that exceed the
                                free withdrawal amount less
                                 any prior free withdrawal
                               amount withdrawn in the same
                                calendar year); or (b) for
                                   owners of a qualified
                                contract or contract issued
                                under Section 457 deferred
                                compensation plan, amounts
                                 calculated under the life
                                  expectancy distribution
                                     ("LED") feature.

FIXED ACCOUNT INVESTMENT        Currently one fixed account               None
OPTION(S)                       option and eight "guarantee
                                period" investment options
                                (varying in duration from 3
                                to 10 years) that provide a
                                  3.0% guaranteed minimum
                                      interest rate.

MARKET VALUE ADJUSTMENT             Applies to amounts                    None
                                  transferred, withdrawn,
                                 surrendered, and applied
                               under an annuity option from
                                a guarantee period account
                                  before its expiration.

DOLLAR COST AVERAGING,                   Available                      Available
AUTOMATIC ACCOUNT/ASSET
REBALANCING, AND SYSTEMATIC
WITHDRAWALS

LOANS                                  Not permitted                  Not permitted

ANNUITY OPTIONS                              7                              5

                                                                Variable annuity payment
                                                                 options not available.

REVERSAL OF ANNUITIZATION        An owner may reverse the             Not available
                                decision to annuitize, and
                                thereby return the contract
                                to the accumulation phase,
                               within 90 days of the annuity
                                           date.

OWNERS                          Joint owners are permitted.    Joint owners are permitted.

ANNUITANTS                         Joint annuitants are           Joint annuitants are
                                        permitted.                  permitted only in
                                                                non-qualified contracts.
                                                               Under qualified contracts,
                                                               the owner and the annuitant
                                                               generally must be the same
                                                                       individual.

BENEFICIARIES                  In the case of joint owners,   In the case of joint owners,
                               the surviving joint owner is   the surviving joint owner is
                                 automatically the primary      automatically the primary
                                 beneficiary and cannot be      beneficiary and cannot be
                                         changed.                       changed.

                 APPENDIX E - FEDERAL INCOME TAX CONSIDERATIONS

You can find information about the federal income tax aspects of the Horizon VA contract in the section headed "Federal Tax Matters" in the Horizon VA prospectus. The following is a discussion of federal income tax issues relating specifically to the exchange offer. IN ANY EVENT, IF YOU ARE CONSIDERING ACCEPTING THE EXCHANGE OFFER YOU SHOULD CONSULT A TAX ADVISER FOR A MORE COMPLETE EXPLANATION OF THE TAX CONSEQUENCES OF DOING SO.

- TAX CONSEQUENCES OF ACCEPTING THE EXCHANGE OFFER AND DISTRIBUTIONS FROM THE NEW HORIZON VA CONTRACT AFTER THE EXCHANGE. The exchange of a Select Acclaim VA contract for a Horizon VA contract should generally qualify for non-recognition of gain or loss under section 1035 of the Internal Revenue Code (the "Code"), provided that the owner(s) of and the annuitant(s) under the new Horizon VA contract received in exchange for the Select Acclaim VA contract are the same. This means that if you accept the exchange offer and no change of owners or annuitants occurs in connection with the exchange, there should be no current tax consequence to the exchange. When a distribution from the new Horizon VA contract occurs, however, amounts received in the distribution may be taxable, as described in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-headings "Taxation of Partial and Full Withdrawals" and "Taxation of Annuity Payments." In determining the amount that is taxable in each such distribution, you will be able to count your "investment in the contract" immediately before the exchange under the Select Acclaim VA contract as "investment in the contract" for the new Horizon VA contract received in the exchange.

- POSSIBLE LOSS OF GRANDFATHERING. When new tax legislation is enacted, transactions that have occurred before the enactment are frequently "grandfathered," that is, the legislation exempts such transaction from its effects. Although most significant tax legislation affecting annuity contracts (E.G., provisions relating to required distributions, the penalty tax on premature distributions, and the treatment of withdrawals) was enacted before the Select Acclaim VA contracts were issued and the Select Acclaim VA contracts were therefore not grandfathered under the legislation, it is possible, though unlikely, that some of the Select Acclaim VA contracts could be grandfathered under such legislation. In that case, acceptance of the exchange offer would likely result in loss of the grandfathered status of the Select Acclaim VA contracts for the new Horizon VA contracts received in the exchange.

- AGGREGATION OF CONTRACTS. As discussed in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-heading "Aggregation of Contracts," the taxable amount of an annuity payment or withdrawal from a "non-qualified contract" (I.E., a contract that does not receive favorable tax treatment under Sections 401, 403, 408, 408A, or 457 of the Code) may be determined by combining some or all of the non-qualified contracts you own. For example, if you exchange more than one Select Acclaim VA contract for several non-qualified Horizon VA contracts or if you purchase another deferred non-qualified contract from us during the same calendar year that you exercise the exchange offer, the Internal Revenue Service will treat your contracts as one contract. This could affect the taxable amount of annuity payments or withdrawals from one or more of the deferred non-qualified annuity contracts you own.


- 403(b) PLANS. If your Select Acclaim VA contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that the exchange offer complies with applicable tax requirements and to decline your acceptance of the exchange offer if it is not in compliance. We will defer acting on your acceptance of the exchange offer until all information required under the tax law has been received. By accepting the exchange offer, you consent to the sharing of confidential information about you, the Select Acclaim VA and Horizon VA contracts, and transactions under the Select Acclaim VA and Horizon VA contracts and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

                Commonwealth Annuity and Life Insurance Company

                    Commonwealth Annuity Separate Account A
                              Commonwealth Annuity
                            Horizon Variable Annuity


    Supplement dated June [15], 2009 to the Prospectus dated June [15], 2009


                      EXCHANGE OFFER TO CERTAIN OWNERS OF
                      ADVANTAGE VARIABLE ANNUITY CONTRACTS


This Supplement describes an exchange offer applicable to certain contract owners of the Advantage Variable Annuity ("Advantage VA") contract who elect to exchange their contract for the Commonwealth Annuity Horizon Variable Annuity ("Horizon VA") contract offered by us through the Commonwealth Annuity Separate Account A. The purpose of this Supplement is to describe the exchange offer and explain to you the costs, terms, and features of the Horizon VA contract that may differ from your Advantage VA contract. We may commence, suspend, modify, or withdraw this exchange offer at any time without notice in our sole discretion.


PLEASE NOTE: THERE IS NO DEATH BENEFIT CARRYOVER FROM THE ADVANTAGE VA CONTRACT
             TO THE HORIZON VA CONTRACT. IF YOUR ADVANTAGE VA DEATH BENEFIT IS GREATER THAN YOUR ADVANTAGE VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.


EXCHANGE OFFER ELIGIBILITY. In order to qualify for the exchange offer, your Accumulated Value (after adjusting for any positive market value adjustment) must be at least $2,000 and the older annuitant must not have attained age 91 as of the issue date for the Horizon VA contract. In addition, all contract owners must consent to the exchange, and partial surrenders or exchange will not be permitted. We reserve the right to make this exchange offer only to customers of selling firms.



HOW THE EXCHANGE OFFER WORKS. If you exchange your Advantage VA contract for the Horizon VA contract, the exchange will constitute a full surrender and replacement of your Advantage VA contract (although we will waive any annual contract fee, negative market value adjustment, premium taxes, and surrender charge that would otherwise be applicable). We will consider your Accumulated Value in the Advantage VA contract as of the valuation date of the exchange, adjusted to reflect any positive market value adjustment, to be the initial purchase payment for the Horizon VA contract. If you own more than one Advantage VA contract or another contract issued by us that is eligible for the exchange offer, you may surrender more than one of these contracts as part of the exchange offer. All programs and riders on your Advantage VA contract will terminate upon exchange and will not automatically carry forward to the Horizon VA Contract. We will not deduct any premium taxes upon purchase of the Horizon VA.



To effect an exchange, please send to us at our Service Center (1) a completed application for the new Horizon VA contract, (2) your Advantage VA contract, and
(3) a signed Supplemental Replacement Acknowledgment Form. We reserve the right to reject any application for exchange.


FACTORS TO CONSIDER. You need to carefully evaluate your personal financial situation to decide whether to accept or reject this exchange offer. THIS EXCHANGE OFFER IS NOT INTENDED FOR ALL OWNERS AND IN CERTAIN CIRCUMSTANCES MAY NOT BE IN YOUR BEST INTEREST. In particular, please note the following:


/ / DEATH BENEFIT: There is no death benefit carryover from your current contract to the Horizon VA contract. The Accumulated Value under your current contract (adjusted to reflect any positive market value adjustment) will become your initial death benefit under the Horizon VA contract. And, if you own an enhanced death benefit rider, it will terminate upon exchange. THIS MEANS THAT IF YOUR CURRENT DEATH BENEFIT IS GREATER THAN YOUR CURRENT ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

    You should also understand that the Horizon VA contract does NOT provide a guaranteed minimum death benefit - the death benefit will equal the current Contract Value (less any applicable premium taxes) and will decrease if your Contract Value decreases.

       - You should exchange your current contract only if any loss in the value of your death benefit will be outweighed by the benefits of the Horizon VA contract (such as a later maximum annuity date, a lower mortality and expense risk charge and administrative expense charge, and no surrender charge).

           - A later maximum annuity date may be suitable only if you are nearing your annuity date (at which time the death benefit under your existing contract will terminate), you are not ready to begin taking distributions from your contract, and any potential loss in death benefit protection upon exchange will be outweighed by the additional time provided under the Horizon VA contract for potential increases in the value of your contract before annuitizing.

           - A lower mortality and expense risk charge and administrative expense charge may be suitable only if you expect to hold the Horizon VA contract long enough that the cost savings you experience will outweigh any potential loss in death benefit protection.

           - The absence of any surrender charge is suitable only if you plan on making purchase payments under the Horizon VA AND you intend to surrender, take withdrawals, or annuitize within a certain period of time after doing so.


           - The exchange also may be suitable for you if you currently own an optional death benefit rider and you have determined that you no longer need the protection it provides for your beneficiaries (E.G., your children are grown) and therefore you do not want to continue paying the fee for the rider.


/ /  OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER: If you own the
    M-GAP Rider, it will terminate upon exchange.

       - If you own the M-GAP Rider, you should discuss with your financial advisor the higher guaranteed minimum annuity payments you may be giving up if you exchange your contract, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.


/ / GUARANTEED ANNUITY RATES: The guaranteed annuity option rates under the Horizon VA contract are less favorable than the guaranteed annuity option rates under your current contract. This means that for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under your current contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


       - You should discuss with your financial advisor the potentially higher annuity payments you may be giving up if you exchange your contract, particularly if you are nearing the date when you may begin receiving annuity payments.

/ / FIXED ACCOUNT OPTION: There is no fixed account option under the Horizon VA contract. All of your Contract Value in the Horizon VA contract will fluctuate based on the performance of the subaccounts in which you invest, and we do not guarantee these amounts. You could lose some or all of your investment during market downturns.

/ / VARIABLE ANNUITY PAYMENT OPTIONS: We do not offer variable annuity payment options under the Horizon VA contract. If you decide to annuitize your Contract Value, your annuity payments will be fixed in amount and will not reflect the investment experience of any subaccount.

We encourage you to carefully read all materials and prospectuses with your financial advisor to determine if the Horizon VA contract is suitable for you given your planning and investment needs, financial status, and retirement goals. Make sure that you understand the different contract features, PARTICULARLY THE LEVEL OF DEATH BENEFIT PROTECTION, prior to making a final decision to exchange your contract for the Horizon VA contract. Also, please discuss the tax consequences of this exchange with your tax adviser, as we make no representation regarding the tax consequences of an exchange. The following appendices attached to this Supplement provide a brief comparison of the various costs, terms, and features of the Horizon VA contract and your current contract, although you should carefully read the prospectus for each contract for a more complete explanation:

    - APPENDIX A - Comparison of Fees and Charges

    - APPENDIX B - Comparison of Death Benefits

    - APPENDIX C - Comparison of M-GAP Rider, Maximum Annuity Date, Life
                   Expectancy Distributions, Guaranteed Annuity Rates, and Underlying Fund Investment Options

    - APPENDIX D - Comparison of Other Contract Terms and Features

    - APPENDIX E - Federal Income Tax Considerations


CANCELLATION OF EXCHANGE. If you decide to exchange your contract for the Horizon VA contract, you may later cancel the Horizon VA contract for any reason within ten days (in some states longer) of your receipt of the contract. Please return your contract as well as a letter instructing us to cancel your contract. We will cancel your Horizon VA contract and refund to you an amount that will vary depending on the state in which your Horizon VA contract was issued (but in no event will be less than your Contract Value under the Horizon VA at the time of cancellation). The refunded amount may be more or less than the Accumulated Value we originally transferred to the Horizon VA contract.


SALES COMPENSATION. Your registered representative's selling firm may or may not currently be receiving compensation in the form of ongoing trail commissions relating to your current contract. If you exchange your contract for the Horizon VA contract, we will pay ongoing trail commissions typically for as long as the Horizon VA contract remains in effect. This amount may be higher than the trail commissions paid under your current contract (if any), and the selling firm may pass on a portion of these payments to your registered representative. The prospect of receiving this compensation may provide selling firms and/or their registered representatives with an incentive to recommend the exchange offer, and you may wish to take this into account when considering and evaluating the exchange offer. For more information, please ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with the exchange of your current contract for the Horizon VA contract.

                                *      *      *


The information provided in this Supplement is a summary of certain pertinent information, and does not take into account state variations, if any. The Horizon VA prospectus contains a more complete explanation of the terms and features discussed in the appendices, as well as additional information about the Horizon VA contract. We encourage you to carefully read the Horizon VA prospectus prior to making a final decision to exchange your Advantage VA contract into the Horizon VA contract. To obtain a free copy of the Horizon VA prospectus, please contact your registered representative or call 1-800-533-7881. If you have any questions or are interested in exchanging your Advantage VA contract pursuant to this exchange offer, please contact your registered representative. Please keep this Supplement and retain it for future reference.

                  APPENDIX A - COMPARISON OF FEES AND CHARGES


PLEASE NOTE THAT IF YOU EXCHANGE INTO THE HORIZON VA CONTRACT, WE WILL WAIVE ANY ANNUAL CONTRACT FEE, NEGATIVE MARKET VALUE ADJUSTMENT, PREMIUM TAXES, AND SURRENDER CHARGE THAT WOULD OTHERWISE BE ASSESSED UPON SURRENDER OF THE ADVANTAGE VA CONTRACT.



      FEES AND CHARGES                 ADVANTAGE VA                    HORIZON VA
      ----------------                 ------------                    ----------
Maximum Sales Charge (as a                 None                           None
percentage of purchase
payments)

Maximum Surrender Charge (as               8.0%                           None
a percentage of purchase
payments withdrawn)

State Premium Taxes             0% - 3.5% (varies by state)    0% - 3.5% (varies by state)

Transfer Charge                  $25 for each transfer in                 None
                                 excess of 12 per contract
                                           year

                                 This fee is currently not
                                         charged.

Annual Contract Fee                   $30 per year               $30 per year (deducted
                               Also deducted upon surrender             monthly)
                                 and waived if Accumulated
                                Value(1) is $50,000 or more    Waived if Contract Value(2)
                                or for contracts issued to         is $50,000 or more.
                                and maintained by a 401(k)
                                       plan trustee.

Mortality & Expense Risk              1.25% annually                 0.60% annually
Charge (as a percentage of
average daily net assets in
the subaccounts)

Administrative Expense                0.20% annually                 0.15% annually
Charge/ Administration Charge
(as a percentage of average
daily net assets in the
subaccounts)

Total Annual Underlying Fund    0.57% to 1.76% (gross fees     0.68% to 1.64% (gross fees
Operating Expenses (based on   before any expense waivers or  before any expense waivers or
average daily net assets as           reimbursements)                reimbursements)
of December 31, 2008)


------------------------------

(1) ACCUMULATED VALUE is equal to the sum of the values in the subaccounts, the fixed account, and the guarantee period accounts.

(2) CONTRACT VALUE is equal to the sum of the values in the subaccounts. There is no fixed account or guarantee period account under the Horizon VA contract.

                   APPENDIX B - COMPARISON OF DEATH BENEFITS

STANDARD DEATH BENEFIT. Under the Advantage VA contract, a death benefit is payable upon the death of an ANNUITANT OR AN OWNER before the annuity date, whereas under the Horizon VA contract, a death benefit is payable only upon the death of an OWNER before the annuity date (unless the sole owner is a non-natural person, in which case we will pay a death benefit upon the death of an annuitant).

It is important for you to understand that only the Advantage VA contract provides a guaranteed minimum death benefit:

- Under the Advantage VA contract, the greatest value of (1), (2), or (3) in the table below is paid if the annuitant dies before the annuity date.

- The Horizon VA contract does NOT offer a guaranteed minimum death benefit. Instead, the death benefit equals the current Contract Value (less any applicable premium taxes).

The following chart is intended to help you understand the differences between the Advantage VA and Horizon VA death benefits:

        DEATH BENEFIT                  ADVANTAGE VA                    HORIZON VA
        -------------                  ------------                    ----------
Death of Owner (who is not     Accumulated Value increased    Contract Value, less any
the annuitant under the        by any positive market value   applicable premium taxes.
Advantage VA contract):        adjustment.

Death of Annuitant (including  Greatest of:                   No death benefit is payable.
owner who is the annuitant
under the Advantage VA         1.  Accumulated Value
contract):                         increased by any positive
                                   market value adjustment;

                               2.  Gross purchase payments
                                   compounded daily at an
                                   effective annual yield of
                                   5%, decreased
                                   proportionately to
                                   reflect withdrawals; or

                               3.  The death benefit that
                                   would have been payable
                                   on the most recent
                                   contract anniversary,
                                   increased for subsequent
                                   purchase payments and
                                   decreased proportionately
                                   for subsequent
                                   withdrawals.

PLEASE NOTE THAT THERE IS NO DEATH BENEFIT CARRYOVER FROM THE ADVANTAGE VA CONTRACT TO THE HORIZON VA CONTRACT. IF YOUR ADVANTAGE VA DEATH BENEFIT IS GREATER THAN YOUR ADVANTAGE VA ACCUMULATED VALUE, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

On the valuation date of the exchange, the Accumulated Value under your Advantage VA contract (adjusted to reflect any positive market value adjustment) will be the initial purchase payment for the Horizon VA. This amount will also be your initial death benefit value, which likely will be lower than the death benefit value you had under your Advantage VA contract at the time of the exchange, especially if you have an enhanced death benefit rider (see below - "Optional Death Benefit Rider"). Thereafter, the Horizon VA death benefit will decrease if your Contract Value decreases. This means that the amount of any death benefit we pay under the Horizon VA contract may ultimately be less than the Accumulated Value carried over from the Advantage VA contract, and may be less than the amount of total purchase payments you made under the Advantage VA and Horizon VA contracts.

Please make sure that you understand your current (and potential) death benefit value in the Advantage VA contract as well as the potential death benefit value you would have under the Horizon VA contract. You should discuss these values with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you.


OPTIONAL DEATH BENEFIT RIDER. The Advantage VA contract offers an Optional Enhanced Earnings Rider for an additional charge. Subject to certain conditions, in the event that the annuitant dies prior to the annuity date this rider provides for an additional amount to be paid to the beneficiary equal to the greater of $0 and the lesser of: (1) 25-50% (depending on the annuitant's age at issue) of gross purchase payments not previously withdrawn (aside from the initial purchase payment, this does not include purchase payments made during the 12-month period immediately prior to the date of death); and (2) 25-50% (depending on the annuitant's age at issue) of the difference between the Accumulated Value and gross purchase payments not previously withdrawn.


THIS RIDER IS NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own this rider under your Advantage VA contract, it will not be carried over to the Horizon VA contract. Instead, it will terminate upon exchange without any refund of the rider charges you have paid. IF YOUR OPTIONAL ENHANCED EARNINGS RIDER BENEFIT IS GREATER THAN ZERO, YOU WILL LOSE THIS ADDITIONAL AMOUNT WHEN YOU EXCHANGE YOUR CONTRACT.

         APPENDIX C - COMPARISON OF M-GAP RIDER, MAXIMUM ANNUITY DATE,
            LIFE EXPECTANCY DISTRIBUTIONS, GUARANTEED ANNUITY RATES,
                     AND UNDERLYING FUND INVESTMENT OPTIONS

OPTIONAL MINIMUM GUARANTEED ANNUITY PAYOUT (M-GAP) RIDER. The Advantage VA contract also offered an Optional Minimum Guaranteed Annuity Payout (M-GAP) Rider for an additional charge, although sales of this rider were discontinued on January 31, 2002. This rider provides a guaranteed minimum amount of fixed annuity lifetime income during the annuity payout phase after a 10- or 15-year waiting period, subject to certain conditions. If you own this rider, we have been calculating a "minimum guaranteed annuity payout benefit base" on each contract anniversary, and we will use this value (rather than your Accumulated Value) to determine annuity payments if you exercise the rider. At the time you become eligible to exercise the rider, your annuity payments likely would be greater if you exercise the rider than if you take annuity payments without exercising the rider if your minimum guaranteed annuity payout benefit base is higher than your Accumulated Value at that time.

THIS RIDER IS NOT OFFERED UNDER THE HORIZON VA CONTRACT. If you currently own this rider, it will not be carried over to the Horizon VA contract. Instead, it will terminate upon exchange without any refund of the rider charges you have paid. Please make sure that you understand your current (and potential) minimum guaranteed annuity payout benefit base (and potential for higher annuity payments) in the Advantage VA contract. You should discuss this potential loss of higher annuity payments with your financial advisor prior to exchanging your contract to make sure the Horizon VA contract is suitable for you, particularly if you are currently eligible or soon will become eligible to begin receiving annuity payments under the rider.

MAXIMUM ANNUITY DATE. Until the annuity date (when you begin receiving annuity payments), your contract is in the accumulation phase and you can typically continue to make purchase payments and retain the contract death benefit. Under the Advantage VA contract, the latest annuity date permitted is typically the first day of the month before the annuitant's 90th birthday.

Under the Horizon VA contract, the latest annuity date permitted is typically no later than the valuation date on or next following the later of: (1) 10 years from the date of issue; or (2) the first day of the month following the month in which the older annuitant attains age 99. Please note that if the annuity date occurs (or is scheduled to occur) when the annuitant has reached an advanced age, it is possible that the Internal Revenue Service (the "IRS") could take the position that the Horizon VA Contract should not be treated as an annuity contract for federal income tax purposes. In that event, the income and gains under the Horizon VA contract would be currently includible in your income. You should discuss these issues with your tax adviser prior to exchanging your contract.

LIFE EXPECTANCY DISTRIBUTIONS. Prior to the annuity date, an owner of an Advantage VA contract may choose to receive a series of systematic withdrawals, without surrender charge, pursuant to the life expectancy distribution ("LED") option. Under this feature, each calendar year a fraction of the Accumulated Value is withdrawn based on the owner's life expectancy (or the joint life expectancy of the owner and a beneficiary.) This feature is not offered under the Horizon VA contract.


GUARANTEED ANNUITY RATES. The guaranteed annuity option rates under your Advantage VA contract are calculated using a different mortality table and interest rate than the guaranteed rates under the Horizon VA contract and are more favorable. As a result, for a given amount applied, any annuity payments that we make under the Horizon VA contract based on these guaranteed rates will be lower than annuity payments we would make under the Advantage VA contract based on guaranteed rates. However, the amount applied upon annuitization to determine your annuity payments under the Horizon VA may be higher due to the contract's lower fees and expenses.


UNDERLYING FUND INVESTMENT OPTIONS. The Horizon VA contract may offer underlying funds that are the same as those currently offered under your Advantage VA contract as well as other underlying funds managed by affiliated and unaffiliated portfolio managers. Not all underlying funds currently offered in your existing contract may be available in the Horizon VA contract, and annual underlying fund operating expenses may be higher than those in your Advantage VA contract.

         APPENDIX D - COMPARISON OF OTHER CONTRACT TERMS AND FEATURES.


  OTHER TERMS AND FEATURES             ADVANTAGE VA                    HORIZON VA
  ------------------------             ------------                    ----------
MINIMUM SUBSEQUENT PURCHASE                 $50                           $250
PAYMENT

MAXIMUM CUMULATIVE PURCHASE                None                        $5,000,000
PAYMENTS ALLOWED UNDER
CONTRACT (WITHOUT OUR
APPROVAL)

TRANSFER RESTRICTIONS          Transfers may only be made to  - Transfers in excess of
                               or among up to 17 subaccounts  $250,000 per contract, per
                                 and the Goldman Sachs VIT      day, must be requested
                                Money Market subaccount at      through U.S. mail.
                                       any one time.          - Transfers into and out of
                                                              one subaccount in excess of
                                 Transfers to a guarantee       $50,000, per day, may need
                                 period account must be at      to be requested through
                                       least $1,000.            U.S. mail.
                                                              - Transfers may be limited to
                                                              12 per contract year.

MINIMUM WITHDRAWAL AMOUNT                  $100                           None

RESERVATION OF RIGHT TO                    None               Contract may terminate if no
AUTOMATICALLY TERMINATE                                        purchase payments have been
CONTRACT                                                      made for two years, Contract
                                                              Value is less than $2,000 at
                                                               end of two-year period, and
                                                                 the sum of all purchase
                                                                   payments, less any
                                                                withdrawals, is less than
                                                                $2,000 at end of two-year
                                                                         period

FREE WITHDRAWAL AMOUNT            Each calendar year, the                  N/A
                                    greatest of 100% of
                                cumulative earnings, 10% of
                               Accumulated Value (reduced by
                               prior withdrawals made in the
                                same calendar year to which
                                  no surrender charge was
                                   applied), or amounts
                                 calculated under the life
                                  expectancy distribution
                                     ("LED") feature.

FIXED ACCOUNT INVESTMENT        Currently one fixed account               None
OPTION(S)                       option and nine "guarantee
                                period" investment options
                                (varying in duration from 2
                                to 10 years) that provide a
                                  3.0% guaranteed minimum
                                      interest rate.

MARKET VALUE ADJUSTMENT             Applies to amounts                    None
                                  transferred, withdrawn,
                                 surrendered, and applied
                               under an annuity option from
                                a guarantee period account
                                  before its expiration.

PROGRAM TO PROTECT PRINCIPAL     Ensures that if an owner                  N/A
AND PROVIDE GROWTH POTENTIAL   allocates a purchase payment
                               to a guarantee period and one
                                  or more subaccounts in
                                accordance with allocation
                               instructions we provide, the
                               value in the guarantee period
                                account at expiration will
                                equal the purchase payment
                                 (assuming no transfers or
                               withdrawals and less contract
                                     fees and charges)

DOLLAR COST AVERAGING,                   Available                      Available
AUTOMATIC ACCOUNT/ASSET
REBALANCING, AND SYSTEMATIC
WITHDRAWALS

LOANS                              Available to certain               Not permitted
                                   qualified contracts.

ANNUITY OPTIONS                              6                              5

                                 Variable annuity payment       Variable annuity payment
                                 options permitted only if       options not available.
                                funded through the Goldman
                               Sachs VIT Equity Index Fund,
                               Goldman Sachs VIT Structured
                               U.S. Equity Fund, and Goldman
                                Sachs VIT Money Market Fund
                                       subaccounts.

OWNERS                         Joint owners are permitted if   Joint owners are permitted.
                                   one of the two is the
                                        annuitant.

ANNUITANTS                       Joint annuitants are not         Joint annuitants are
                                        permitted.                  permitted only in
                                                                non-qualified contracts.
                                                               Under qualified contracts,
                                                               the owner and the annuitant
                                                               generally must be the same
                                                                       individual.

BENEFICIARIES                    No specific rules apply.     In the case of joint owners,
                                                              the surviving joint owner is
                                                                automatically the primary
                                                                beneficiary and cannot be
                                                                        changed.

                 APPENDIX E - FEDERAL INCOME TAX CONSIDERATIONS

You can find information about the federal income tax aspects of the Horizon VA contract in the section headed "Federal Tax Matters" in the Horizon VA prospectus. The following is a discussion of federal income tax issues relating specifically to the exchange offer. IN ANY EVENT, IF YOU ARE CONSIDERING ACCEPTING THE EXCHANGE OFFER YOU SHOULD CONSULT A TAX ADVISER FOR A MORE COMPLETE EXPLANATION OF THE TAX CONSEQUENCES OF DOING SO.

- TAX CONSEQUENCES OF ACCEPTING THE EXCHANGE OFFER AND DISTRIBUTIONS FROM THE NEW HORIZON VA CONTRACT AFTER THE EXCHANGE. The exchange of an Advantage VA contract for a Horizon VA contract should generally qualify for non-recognition of gain or loss under section 1035 of the Internal Revenue Code (the "Code"), provided that the owner(s) of and the annuitant(s) under the new Horizon VA contract received in exchange for the Advantage VA contract are the same. This means that if you accept the exchange offer and no change of owners or annuitants occurs in connection with the exchange, there should be no current tax consequence to the exchange. When a distribution from the new Horizon VA contract occurs, however, amounts received in the distribution may be taxable, as described in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-headings "Taxation of Partial and Full Withdrawals" and "Taxation of Annuity Payments." In determining the amount that is taxable in each such distribution, you will be able to count your "investment in the contract" immediately before the exchange under the Advantage VA contract as "investment in the contract" for the new Horizon VA contract received in the exchange.

- POSSIBLE LOSS OF GRANDFATHERING. When new tax legislation is enacted, transactions that have occurred before the enactment are frequently "grandfathered," that is, the legislation exempts such transaction from its effects. Although most significant tax legislation affecting annuity contracts (E.G., provisions relating to required distributions, the penalty tax on premature distributions, and the treatment of withdrawals) was enacted before the Advantage VA contracts were issued and the Advantage VA contracts were therefore not grandfathered under the legislation, it is possible, though unlikely, that some of the Advantage VA contracts could be grandfathered under such legislation. In that case, acceptance of the exchange offer would likely result in loss of the grandfathered status of the Advantage VA contracts for the new Horizon VA contracts received in the exchange.

- AGGREGATION OF CONTRACTS. As discussed in the section of the Horizon VA prospectus headed "Federal Tax Matters," under the sub-heading "Aggregation of Contracts," the taxable amount of an annuity payment or withdrawal from a "non-qualified contract" (I.E., a contract that does not receive favorable tax treatment under Sections 401, 403, 408, 408A, or 457 of the Code) may be determined by combining some or all of the non-qualified contracts you own. For example, if you exchange more than one Advantage VA contract for several non-qualified Horizon VA contracts or if you purchase another deferred non-qualified contract from us during the same calendar year that you exercise the exchange offer, the Internal Revenue Service will treat your contracts as one contract. This could affect the taxable amount of annuity payments or withdrawals from one or more of the deferred non-qualified annuity contracts you own.


- 403(b) PLANS. If your Advantage VA contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that the exchange offer complies with applicable tax requirements and to decline your acceptance of the exchange offer if it is not in compliance. We will defer acting on your acceptance of the exchange offer until all information required under the tax law has been received. By accepting the exchange offer, you consent to the sharing of confidential information about you, the Advantage VA and Horizon VA contracts, and transactions under the Advantage VA and Horizon VA contracts and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

The Information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where such offer or sale is not permitted.

     SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED [         ], 2009


                                 PROSPECTUS FOR
                       FLEXIBLE PREMIUM VARIABLE DEFERRED
                               ANNUITY CONTRACTS

                            ------------------------

                    COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

                            ------------------------


                          COMMONWEALTH ANNUITY HORIZON
                           VARIABLE ANNUITY ISSUED BY
                COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY



                HOME OFFICE:                          SERVICE CENTER MAILING ADDRESS:
        132 Turnpike Road, Suite 210                         P.O. Box 758550
           Southborough, MA 01772                        Topeka, Kansas 66675-8550
               1-866-297-7531                                 1-800-533-7881


    This Prospectus describes flexible premium variable deferred annuity contracts (the "Contract") issued by Commonwealth Annuity and Life Insurance Company ("we" or "Commonwealth Annuity"). The Contract is designed to provide annuity benefits for retirement which may or may not qualify for certain federal tax advantages. This Prospectus describes both Qualified Contracts and Non-Qualified Contracts, and the Contract may be purchased by natural persons, or by trusts or custodial accounts that hold the Contract as agent for and for the sole benefit of a natural person. The Contract is not available for sale to other types of purchasers without our prior approval. INVESTING IN THE CONTRACT INVOLVES RISKS, INCLUDING POSSIBLE LOSS OF SOME OR ALL OF YOUR INVESTMENT. REPLACING YOUR EXISTING ANNUITY OR LIFE INSURANCE POLICY WITH THE CONTRACT MAY NOT BE TO YOUR ADVANTAGE. The Contract may be purchased only if the older Annuitant has not attained age 91.

    THE CONTRACTS ARE NOT INSURED BY THE FDIC. THEY ARE OBLIGATIONS OF THE ISSUING INSURANCE COMPANY AND NOT A DEPOSIT OF, OR GUARANTEED BY, ANY BANK OR SAVINGS INSTITUTION AND ARE SUBJECT TO RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

    THIS PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT THE CONTRACTS THAT YOU SHOULD KNOW BEFORE INVESTING. YOU SHOULD READ IT BEFORE INVESTING AND KEEP IT FOR FUTURE REFERENCE. WE HAVE FILED A STATEMENT OF ADDITIONAL INFORMATION ("SAI") WITH THE SECURITIES AND EXCHANGE COMMISSION. THE CURRENT SAI HAS THE SAME DATE AS THIS PROSPECTUS AND IS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU MAY OBTAIN A FREE COPY BY WRITING US AT OUR SERVICE CENTER OR CALLING 1-800-457-8803. A TABLE OF CONTENTS FOR THE SAI APPEARS AT THE END OF THIS PROSPECTUS. YOU MAY ALSO FIND THIS PROSPECTUS AND OTHER INFORMATION ABOUT THE SEPARATE ACCOUNT REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AT THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV.

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    PROSPECTUS DATED JUNE [15], 2009.

    You may allocate Purchase Payments and/or transfer Contract Value to one or more of the Subaccounts of the Commonwealth Annuity Separate Account A. Currently, you may choose among Subaccounts that invest in the following Insurance Funds:

GOLDMAN SACHS VARIABLE INSURANCE TRUST (SERVICE SHARES)

- Goldman Sachs VIT Capital Growth Fund

- Goldman Sachs VIT Core Fixed Income Fund

- Goldman Sachs VIT Equity Index Fund

- Goldman Sachs VIT Government Income Fund

- Goldman Sachs VIT Growth & Income Fund


- Goldman Sachs VIT Mid Cap Value Fund


- Goldman Sachs VIT Money Market Fund

- Goldman Sachs VIT Strategic International Equity Fund


- Goldman Sachs VIT Structured Small Cap Equity Fund



FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS (SERVICE CLASS 2)



- Fidelity VIP Freedom Income Portfolio



- Fidelity VIP Mid Cap Portfolio



- Fidelity VIP Strategic Income Portfolio



FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)



- FT VIP Franklin Small Cap Value Securities Fund



JANUS ASPEN SERIES (SERVICE SHARES)



- Janus Aspen Perkins Mid Cap Value Portfolio



MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST-SM- (SERVICE CLASS)



- MFS-Registered Trademark- New Discovery Series


OPPENHEIMER VARIABLE ACCOUNT FUNDS (SERVICE SHARES)


- Oppenheimer High Income Fund/VA


    In addition, Qualified Contracts also may choose among Subaccounts that invest in the following Publicly-Available Funds:

    - Goldman Sachs Balanced Strategy Portfolio (Class A)

    - Goldman Sachs Equity Growth Strategy Portfolio (Class A)

    - Goldman Sachs Growth and Income Strategy Portfolio (Class A)


    - Goldman Sachs Growth Strategy Portfolio (Class A)


    Many of the Publicly-Available Funds are also available for direct purchase outside of an annuity or life insurance policy. If you purchase shares of these funds directly from a broker-dealer or mutual fund company, you will not pay Contract fees and charges, but you also will not have Annuity Options available. Because of the additional Contract fees and charges, which affect Contract Value and Subaccount returns, you should refer only to performance information regarding the Publicly-Available Funds available through us, rather than to information that may be available through alternate sources.

                               TABLE OF CONTENTS


                                                                           PAGE
                                                                         --------
DEFINITIONS............................................................         5
SUMMARY OF EXPENSES....................................................         7
CONDENSED FINANCIAL INFORMATION........................................         8
DISTRIBUTION COSTS.....................................................         8
SUMMARY................................................................         9
COMMONWEALTH ANNUITY, THE SEPARATE ACCOUNT AND THE FUNDS...............        11
  Commonwealth Annuity and Life Insurance Company......................        11
  The Separate Account.................................................        11
  The Funds............................................................        11
THE CONTRACTS..........................................................        18
  A.  GENERAL INFORMATION..............................................        18
      1.   Purchase Payments...........................................        18
      2.   Free Look Period............................................        18
      3.   Owners, Annuitants, and Beneficiaries.......................        19
      4.   Assignment..................................................        20
      5.   Exchange Program............................................        20
  B.  THE ACCUMULATION PERIOD..........................................        21
      1.   Application of Purchase Payments............................        21
      2.   Accumulation Unit Value.....................................        22
      3.   Contract Value..............................................        23
      4.   Transfers During The Accumulation Period....................        23
      5.   Disruptive Trading..........................................        23
      6.   Withdrawals and Surrenders During The Accumulation Period...        25
      7.   Death Benefit...............................................        26
      8.   Telephone and Facsimile Transactions........................        28
      9.   Termination of Contract.....................................        28
CONTRACT CHARGES AND EXPENSES..........................................        29
  A.  ASSET-BASED CHARGES..............................................        29
  B.  CONTRACT FEE.....................................................        29
  C.  INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES....................        30
  D.  STATE PREMIUM TAXES..............................................        30
  E.  REDUCTION OR ELIMINATION OF CERTAIN CHARGES......................        30
THE ANNUITY PERIOD.....................................................        31
  A.  ANNUITY PAYMENTS.................................................        31
  B.  ANNUITY OPTIONS..................................................        31
  C.  BASIS OF ANNUITY OPTIONS.........................................        33
  D.  DEATH PROCEEDS DURING THE ANNUITY PERIOD.........................        33
  E.  PROTECTION OF BENEFITS...........................................        34
  F.  AGE, GENDER AND SURVIVAL.........................................        34
PAYMENTS TO CONTRACT OWNERS............................................        34
FEDERAL TAX MATTERS....................................................        35
  A.  INTRODUCTION.....................................................        35
  B.  OUR TAX STATUS...................................................        35
  C.  TAXATION OF ANNUITIES IN GENERAL.................................        35
  D.  QUALIFIED PLANS..................................................        39
  E.  FEDERAL INCOME TAX WITHHOLDING...................................        42
  F.  OTHER TAX ISSUES.................................................        42
DISTRIBUTION OF CONTRACTS..............................................        43

                                                                           PAGE
                                                                         --------
VOTING RIGHTS..........................................................        44
REPORTS TO CONTRACT OWNERS AND INQUIRIES...............................        45
DOLLAR COST AVERAGING..................................................        45
AUTOMATIC ASSET REBALANCING............................................        46
SYSTEMATIC WITHDRAWAL PLAN.............................................        46
GENERAL CONTRACT PROVISIONS............................................        46
  A.  CONTRACT MODIFICATION............................................        46
  B.  ENTIRE CONTRACT..................................................        47
  C.  INCONTESTABILITY.................................................        47
  D.  NON-PARTICIPATING................................................        47
LEGAL PROCEEDINGS......................................................        47
TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION.................        47
FINANCIAL STATEMENTS...................................................        47
APPENDIX A--COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY VARIABLE
  ANNUITY IRA, ROTH IRA AND SIMPLE IRA DISCLOSURE STATEMENT............       A-1
  A.  REVOCATION.......................................................       A-1
  B.  STATUTORY REQUIREMENTS...........................................       A-1
  C.  ROLLOVERS AND DIRECT TRANSFERS FOR IRAS AND SIMPLE IRAs..........       A-2
  D.  CONTRIBUTION LIMITS AND ALLOWANCE OF DEDUCTION FOR IRAs..........       A-3
  E.  SEP IRAs.........................................................       A-4
  F.  SIMPLE IRAs......................................................       A-4
  G.  TAX STATUS OF THE CONTRACT AND DISTRIBUTIONS FOR IRAs AND               A-4
      SIMPLE IRAs......................................................
  H.  REQUIRED DISTRIBUTIONS FOR IRAs AND SIMPLE IRAs..................       A-5
  I.  ROTH IRAs........................................................       A-5
  J.  ELIGIBILITY AND CONTRIBUTIONS FOR ROTH IRAs......................       A-6
  K.  ROLLOVERS, TRANSFERS AND CONVERSIONS TO ROTH IRAs................       A-6
  L.  INCOME TAX CONSEQUENCES OF ROTH IRAs.............................       A-7
  M.  TAX ON EXCESS CONTRIBUTIONS......................................       A-8
  N.  TAX ON PREMATURE DISTRIBUTIONS...................................       A-8
  O.  EXCISE TAX REPORTING.............................................       A-9
  P.  BORROWING........................................................       A-9
  Q.  REPORTING........................................................       A-9
  R.  ESTATE TAX.......................................................       A-9
  S.  FINANCIAL DISCLOSURE.............................................       A-9

                                  DEFINITIONS

The following terms as used in this Prospectus have the indicated meanings:


ACCUMULATION PERIOD The period between the Date of Issue of a Contract and the Annuity Date.



ACCUMULATION UNIT A unit of measurement used to determine the value of each Subaccount during the Accumulation Period.



ANNUITANT The person whose life is used to determine the duration of Annuity Payments involving a life contingency. When two people are named as joint Annuitants, the term "Annuitant" means the joint Annuitants or the survivor.



ANNUITY DATE The Valuation Date on which annuity payments are to commence. Subject to state variation, the Annuity Date may not be earlier than the first Contract Anniversary or later than the Valuation Date on or next following the later of: (1) ten years from the Date of Issue; or (2) the first day of the month following the month in which the Annuitant attains age 99. In the case of joint Annuitants, we will refer to the age of the older Annuitant.



ANNUITY OPTION  One of several forms in which annuity payments can be made.



ANNUITY PERIOD The period starting on the Annuity Date during which we make annuity payments to you.



BENEFICIARY The person designated to receive any benefits under a Contract upon your death. (see Primary Beneficiary and Contingent Beneficiary).



CODE  The Internal Revenue Code of 1986, as amended.


COMPANY ("WE", "US", "OUR", "COMMONWEALTH ANNUITY") Commonwealth Annuity and Life Insurance Company.


CONTINGENT BENEFICIARY The person designated to receive any benefits under a Contract upon your death should all Primary Beneficiaries predecease you. In the event that a Contingent Beneficiary also predeceases you, the benefits will be distributed pro rata to the surviving Contingent Beneficiaries. If there are no surviving Contingent Beneficiaries, the benefits will be paid to your estate (see Beneficiary and Primary Beneficiary).



CONTRACT  A Flexible Premium Variable Deferred Annuity Contract.



CONTRACT ANNIVERSARY The same date each year as the Date of Issue. If there is no Valuation Date in a year that coincides with the Date of Issue, the Contract Anniversary is the next Valuation Date.



CONTRACT VALUE  The sum of your values in the Subaccount(s).



CONTRACT YEAR A period of twelve consecutive months starting on the Date of Issue or on any Contract Anniversary.



DATE OF ISSUE  The date on which the first Contract Year commences.



DUE PROOF OF DEATH A certified death certificate and all necessary claim paperwork, settlement instructions, and such other information we may require to process the death benefit. We also may require the return of the Contract.



FUND OR FUNDS An investment company or separate series thereof, in which Subaccounts of the Separate Account invest.



GENERAL ACCOUNT All our assets other than those allocated to any legally segregated separate account.



MONTHIVERSARY The same date each month as the Date of Issue. If the Date of Issue falls on the 29th, 30th, or 31st and there is no corresponding date in a subsequent month, the Monthiversary will be the last date of that month. If there is no Valuation Date in the calendar month that coincides with the Date of Issue, the Monthiversary is the next Valuation Date.



NON-QUALIFIED CONTRACT A Contract which does not receive favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Code.



OWNER ("CONTRACT OWNER", "YOU", "YOUR", "YOURS") The person(s) designated in the Contract as having the privileges of Ownership. The Contract may be owned by natural persons, or by trusts or custodial accounts that hold the Contract as agent for and for the sole benefit of a natural person. When two people are named as joint Owners, the term "Owner" means the joint Owners or the survivor.



PRIMARY BENEFICIARY The person designated to receive any benefits under a Contract upon your death. In the event that a Primary Beneficiary predeceases you, the benefits will be distributed pro rata to the surviving Primary Beneficiaries. In the event that all Primary Beneficiaries predecease you, proceeds will be paid to the surviving Contingent Beneficiaries (see Beneficiary and Contingent Beneficiary).



PURCHASE PAYMENTS The dollar amount we receive in U.S. currency to buy the benefits the Contract provides.



QUALIFIED CONTRACT A Contract issued in connection with a retirement plan which receives favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Code.



SEPARATE ACCOUNT  Commonwealth Annuity Separate Account A.



SERVICE CENTER  P.O. Box 758550, Topeka, Kansas 66675-8550, 1-800-457-8803.



SUBACCOUNTS The subdivisions of the Separate Account, the assets of which consist solely of shares of the corresponding Fund.



VALUATION DATE Each day when the New York Stock Exchange is open for trading. The close of business on each Valuation Date is generally 3:00 p.m. Central time.



VALUATION PERIOD  The interval of time between two consecutive Valuation Dates.

                              SUMMARY OF EXPENSES

    THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CONTRACT VALUE AMONG SUBACCOUNTS.

                      CONTRACT OWNER TRANSACTION EXPENSES

Sales Load Imposed on Purchase Payments.....................      None
Withdrawal Charges..........................................      None
State Premium Taxes.........................................  0% to 3.50%

    THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING FUND FEES AND EXPENSES.


                               PERIODIC EXPENSES



Annual Contract Fee (deducted monthly from Contract
  Value)*...................................................   $30.00
Separate Account Annual Expenses (as a percentage of
  Contract Value)
    Mortality and Expense Risk Charge.......................     0.60%
    Administration Charge...................................     0.15%
                                                               ------
  Total Separate Account Annual Expenses....................     0.75%
                                                               ======


       -------------------------------

       * We will waive this fee for Contracts with Contract Value of $50,000 or more as of the Valuation Date we would otherwise deduct the fee. We assess one-twelfth of the contract fee on each Monthiversary.

    THE NEXT TABLE SHOWS THE LOWEST AND HIGHEST TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS FOR THE YEAR ENDED DECEMBER 31, 2008 THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. CURRENT AND FUTURE EXPENSES COULD BE HIGHER OR LOWER THAN THOSE SHOWN IN THE FOLLOWING TABLE. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.


                                                                LOWEST--HIGHEST
                                                              -------------------
Total Annual Fund Operating Expenses (expenses that are
  deducted from Fund assets, including management fees,
  distribution and/or service (12b-1) fees, and other
  expenses, prior to any fee waivers or expense
  reimbursements)...........................................     0.68%--1.64%



    The advisers and/or other service providers of certain Funds have agreed to reduce their fees and/or reimburse the Funds' expenses in order to keep the Funds' expenses below specified limits. The expenses of certain Funds are reduced by contractual fee reduction and expense reimbursement arrangements, while other Funds have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time. The lowest and highest Total Annual Fund Operating Expenses for all Funds after all fee reductions and expense reimbursements, respectively, are 0.68% and 1.59% for the year ended December 31, 2008. Each fee reduction and/or expense reimbursement arrangement is described in the relevant Fund's prospectus.


    THE FUND'S INVESTMENT MANAGER OR ADVISER PROVIDED THE ABOVE EXPENSES FOR THE FUNDS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

                                    EXAMPLE

    THIS EXAMPLE IS INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND FUND FEES AND EXPENSES.


    The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes both maximum and minimum fees and expenses of any of the Funds, prior to any fee waivers or expense reimbursements. If these arrangements were considered, the expenses shown would be lower.


    Although your actual costs may be higher or lower, based on these assumptions, your costs would be the following whether you surrender, annuitize, or remain invested at the end of the applicable period:


                                                1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                               --------   --------   --------   --------
Maximum Fund Expenses........................    $246       $756      $1,293     $2,761
Minimum Fund Expenses........................    $149       $463      $  800     $1,751


    The fee table and Example should not be considered a representation of past or future expenses and charges of the Subaccounts. Your actual expenses may be greater or less than those shown. The Example assumes no transfers were made and does not include the deduction of state premium taxes, which may be assessed before or upon surrender or annuitization or any taxes or penalties you may be required to pay if you surrender the Contract. Similarly, the 5% annual rate of return assumed in the Example is not intended to be representative of past or future performance of any Subaccount.

                        CONDENSED FINANCIAL INFORMATION


    Because the Subaccounts were not in existence as of December 31, 2008, we have not provided any information on Accumulation Unit values or number of Accumulation Units outstanding as of December 31, 2008.


                               DISTRIBUTION COSTS

    For information concerning the compensation we pay for sales of the Contract, see "DISTRIBUTION OF CONTRACTS."

                                    SUMMARY


    The summary does not contain all information that may be important. Read the entire Prospectus and the Contract before deciding to invest. States may require variations to the Contract. If a state variation applies, it will appear in the Contract, an endorsement to the Contract, or a supplement to this Prospectus. Although there may be state variations to the Contract, this prospectus discloses all the material features and benefits under the Contract.


    The Contract provides for tax-deferred investments and annuity benefits. Both Qualified Contracts and Non-Qualified Contracts are described in this Prospectus.

    You may make Purchase Payments under the Contract, subject to certain minimum limitations and other restrictions. You may make Purchase Payments to Non-Qualified Contracts and Contracts issued as Individual Retirement Annuities ("IRAs") by authorizing us to draw on your account via check or electronic debit ("Pre-Authorized Checking ("PAC") Agreement"). (See "PURCHASE PAYMENTS"). We do not deduct a sales charge from any Purchase Payment.


    During the Accumulation Period, we provide for variable accumulations and benefits for amounts allocated to one or more of the Subaccounts selected by you. Each Subaccount invests in a corresponding Fund. (See "THE FUNDS"). Your Contract Value will vary with the investment performance of the Funds you select. The investment risk under the Contract is borne by you.


    Transfers among Subaccounts are permitted before the Annuity Date, if allowed by your qualified plan and subject to limitations. (See "TRANSFERS DURING THE ACCUMULATION PERIOD").

    You may make partial withdrawals from the Contract or surrender the Contract, subject to certain restrictions. (See "WITHDRAWALS AND SURRENDERS DURING THE ACCUMULATION PERIOD"). Withdrawals and surrenders will have tax consequences, which may include the amount of the withdrawal being subject to income tax and in some circumstances an additional 10% penalty tax. Withdrawals also reduce your Contract Value and your death benefit. Withdrawals are permitted from Contracts issued in connection with Section 403(b) qualified plans only under limited circumstances. (See "WITHDRAWALS AND SURRENDERS DURING THE ACCUMULATION PERIOD" and "FEDERAL TAX MATTERS")


    If you die before the Annuity Date, we will pay the Beneficiary a death benefit. (See "DEATH BENEFIT"). On the Annuity Date, you can elect to receive regular annuity payments on a fixed basis for various periods of time depending on your need for income and the choices available under the Contract. (See "ANNUITY PERIOD").


    We offer Automatic Asset Rebalancing, Dollar Cost Averaging, and a Systematic Withdrawal Plan. (See "AUTOMATIC ASSET REBALANCING," "DOLLAR COST AVERAGING," and "SYSTEMATIC WITHDRAWAL PLAN")

    We assess a mortality and expense risk charge and an administration charge. We may also assess a contract fee and applicable premium taxes. (See "CONTRACT CHARGES AND EXPENSES"). The Funds will incur certain management fees and other expenses. (See "SUMMARY OF EXPENSES," "INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES," and the Funds' prospectuses.)

    Currently, the Contracts may be purchased in connection with retirement plans qualifying either under Section 401 or 403(b) of the Code or as individual retirement annuities including Roth IRAs. The Contracts are also available in connection with state and municipal deferred compensation plans and non-qualified deferred compensation plans. A Contract purchased in connection with a qualified plan does not provide any additional tax deferred treatment of earnings beyond the treatment that is already provided by the qualified plan itself. (See "TAXATION OF ANNUITIES IN GENERAL" and "QUALIFIED PLANS"). Therefore, the tax deferral provided by the Contract is not necessary for Contracts used in qualified plans, so for such plans the Contract should be purchased for other features and benefits, such as the Annuity Options.

    You have the right within the "free look" period (generally ten days, subject to state variation) after receiving the Contract to cancel the Contract by delivering or mailing it to us. If you decide to return your Contract for a refund during the "free look" period, also include a letter instructing us to cancel the Contract. Upon receipt by us, the Contract will be cancelled and amounts refunded. The amount of the refund depends on the state where issued. Generally the refund will be the Contract Value as of the Valuation Date on which we receive your Contract and letter of instruction at our Service Center. In the states that require the return of Purchase Payments, we will return the greater of Purchase Payments (less any withdrawals) or Contract Value as of the Valuation Date on which we receive your Contract and letter of instruction at our Service Center. In addition, a special "free look" provision applies in some circumstances to Contracts issued as Individual Retirement Annuities, Simplified Employee Pensions--IRAs or as Roth Individual Retirement Annuities (although for such Contracts, if the amount returned would be less than the Contract Value we will return the Contract Value). (See "FREE LOOK PERIOD")


    Certain provisions of the Contract may be different than the general description in this Prospectus because of legal restrictions in your state. See your Contract for specific variations since any such state variations will be included in your Contract or in riders or endorsements attached to your Contract. See your agent or contact us for specific information that may be applicable to your state.

    You can generally exchange all or a portion of one annuity contract for another, or a life insurance policy for an annuity contract, in a "tax-free exchange' under Section 1035 of the Code. If you are thinking about a 1035 exchange, you should compare the old contract and the Contract described in this Prospectus carefully. Remember that if you exchange another contract for the Contract described in this Prospectus, you might have to pay a withdrawal charge and tax, including a possible penalty tax, on your old contract. Also, other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another contract for the Contract described in this Prospectus unless you determine, after knowing all the facts, that the exchange is in your best interest (the person selling you the Contract will generally earn a commission if you buy the Contract through an exchange or otherwise). If you contemplate such an exchange, you should consult a tax adviser to discuss the potential tax effects of such a transaction.

    We offer other variable annuity contracts that have different policy features. However, these other contracts also have different charges that would affect your Subaccount performance and Contract Value. To obtain more information about these other contracts, contact our Service Center or your agent.

            COMMONWEALTH ANNUITY, THE SEPARATE ACCOUNT AND THE FUNDS

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

    Commonwealth Annuity is a life insurance company organized under the laws of Delaware in July 1974. Prior to December 31, 2002, Commonwealth Annuity (then known as Allmerica Financial Life Insurance and Annuity Company or "Allmerica Financial") was a direct subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica"), which in turn was a direct subsidiary of The Hanover Insurance Group ("THG," formerly Allmerica Financial Corporation). Effective December 31, 2002, Allmerica Financial became a Massachusetts domiciled insurance company and a direct subsidiary of THG. On December 30, 2005, THG completed the closing of the sale of Allmerica Financial to The Goldman Sachs Group, Inc. ("Goldman Sachs"), 85 Broad Street, New York,
NY 10004. On September 1, 2006, Allmerica Financial officially changed its name to Commonwealth Annuity and Life Insurance Company.


    As of December 31, 2008, Commonwealth Annuity had under $6 billion combined assets and $12 billion of life insurance in force. Its principal office is located at 132 Turnpike Road, Suite 210, Southborough, MA 01772, Telephone 1-866-297-7531.



    Commonwealth Annuity is subject to the laws of the state of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, Commonwealth Annuity is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.



    At this time, we are relying on an exemption from the periodic reporting requirements of the Securities Exchange Act of 1934, as amended ("Securities Exchange Act"), as provided by Rule 12h-7 under the Securities Exchange Act, to avoid any such periodic reporting obligation. We reserve the right to stop relying on this exemption at any time.


THE SEPARATE ACCOUNT


    We established the Commonwealth Annuity Separate Account A on February 9, 2007 pursuant to Massachusetts law. The SEC does not supervise the management, investment practices or policies of the Separate Account or Commonwealth Annuity. Subject to the provisions of the Contract, units of the Subaccounts under the Contract are offered on a continuous basis.


    Benefits provided under the Contracts are our obligations. Although the assets in the Separate Account are our property, they are held separately from our other assets and are not chargeable with liabilities arising out of any other business we may conduct. Income, capital gains and capital losses, whether or not realized, from the assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, capital gains and capital losses arising out of any other business we may conduct.

    Each Subaccount of the Separate Account invests exclusively in shares of one of the corresponding Funds. We may add or delete Subaccounts in the future. Not all Subaccounts may be available in all jurisdictions, under all Contracts or in all retirement plans.

    The Separate Account purchases and redeems shares from the Funds at net asset value. We redeem shares of the Funds as necessary to provide benefits, to deduct Contract charges and fees, and to transfer assets from one Subaccount to another as requested by Owners. All dividends and capital gains distributions received by the Separate Account from a Fund are reinvested in that Fund at net asset value and retained as assets of the corresponding Subaccount.

THE FUNDS

    SELECTION OF FUNDS. We select the Funds offered through the Contract, and we may consider various factors, including, but not limited to asset class coverage, the strength of the investment adviser's (and/or subadviser's) reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. We also consider whether the Fund or one of its service providers (E.G., the investment adviser, administrator, distributor, and/or their affiliates) will make payments to us or our affiliates, as described below. We review the Funds periodically and may remove a Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Contract Owners.

    You are responsible for choosing the Subaccounts and the amounts allocated to each that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since you bear the investment risk of investing in the Subaccounts, we encourage you to thoroughly investigate all of the information regarding the Funds that is available to you, including each Fund's prospectus, statement of additional information, and annual and semi/annual reports. Other sources such as the Fund's website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a Fund. After you select Subaccounts for your initial Purchase Payment, you should monitor and periodically reevaluate your allocations to determine if they are still appropriate. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE SUBACCOUNTS YOU HAVE CHOSEN.

    We do not provide investment advice and we do not recommend or endorse any of the particular Funds available as investment options in the Contract.

    THE FUNDS. The Separate Account invests in shares of registered, open-end management investment companies. There are two types of Funds generally offered under the Contract:

    - INSURANCE FUNDS: Insurance Funds are available solely to variable annuity or life insurance contracts and certain qualified retirement plans. (See "FEDERAL TAX MATTERS") Nonqualified Contracts generally can invest only in Insurance Funds. All Contracts, both Qualified and Nonqualified, may choose among Subaccounts that invest in the following Insurance Funds:

GOLDMAN SACHS VARIABLE INSURANCE TRUST (SERVICE SHARES)

- Goldman Sachs VIT Capital Growth Fund

- Goldman Sachs VIT Core Fixed Income Fund

- Goldman Sachs VIT Equity Index Fund

- Goldman Sachs VIT Government Income Fund

- Goldman Sachs VIT Growth & Income Fund


- Goldman Sachs VIT Mid Cap Value Fund


- Goldman Sachs VIT Money Market Fund

- Goldman Sachs VIT Strategic International Equity Fund


- Goldman Sachs VIT Structured Small Cap Equity Fund

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS (SERVICE CLASS 2)



- Fidelity VIP Freedom Income Portfolio



- Fidelity VIP Mid Cap Portfolio



- Fidelity VIP Strategic Income Portfolio



FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)



- FT VIP Franklin Small Cap Value Securities Fund


JANUS ASPEN SERIES (SERVICE SHARES)


- Janus Aspen Perkins Mid Cap Value Portfolio



MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST-SM- (SERVICE CLASS)



- MFS-Registered Trademark- New Discovery Series


OPPENHEIMER VARIABLE ACCOUNT FUNDS (SERVICE SHARES)


- Oppenheimer High Income Fund/VA


    The Insurance Funds provide investment vehicles for variable life insurance and variable annuity contracts and, in some cases, certain qualified retirement plans. Shares of the Insurance Funds are sold only to insurance company separate accounts and qualified retirement plans. In addition to selling shares to our separate accounts, shares of the Insurance Funds may be sold to separate accounts of other insurance companies. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts of other companies, or for variable life insurance separate accounts, variable annuity separate accounts, and qualified retirement plans to invest simultaneously in the Insurance Funds. Currently, neither we nor the Insurance Funds foresee any such disadvantages to variable life insurance Owners, variable annuity Owners, or qualified retirement plans. The Insurance Funds must monitor events to identify material conflicts between such Owners and determine what action, if any, should be taken. In addition, if we believe an Insurance Fund's response to any of those events or conflicts insufficiently protects Owners, we will take appropriate action.

    - PUBLICLY-AVAILABLE FUNDS. Publicly-Available Funds are
      "publicly-available," I.E., shares can be purchased by the public directly without purchasing a variable annuity or life insurance contract. Only Qualified Contracts may invest in these Publicly-Available Funds.

    - Goldman Sachs Balanced Strategy Portfolio (Class A)

    - Goldman Sachs Equity Growth Strategy Portfolio (Class A)

    - Goldman Sachs Growth and Income Strategy Portfolio (Class A)


    - Goldman Sachs Growth Strategy Portfolio (Class A)


    The Publicly-Available Funds are also available for direct purchase outside of an annuity or life insurance policy. If you purchase shares of these funds directly from a broker-dealer or mutual fund company, you will not pay Contract fees and charges, but you also will not have Annuity Options available. Because of the additional Contract fees and charges, which affect Contract Value and Subaccount returns, you should refer only to performance information regarding the Publicly-Available Funds available through us, rather than to information that may be available through alternate sources.

    SEC REGISTRATION DOES NOT INVOLVE SEC SUPERVISION OF THE FUNDS' MANAGEMENT, INVESTMENT PRACTICES OR POLICIES. THE ASSETS OF EACH FUND ARE HELD SEPARATE FROM THE ASSETS OF THE OTHER FUNDS, AND EACH FUND HAS ITS OWN DISTINCT INVESTMENT OBJECTIVE AND POLICIES. EACH FUND OPERATES AS A SEPARATE INVESTMENT FUND, AND THE INVESTMENT PERFORMANCE OF ONE FUND HAS NO EFFECT ON THE INVESTMENT PERFORMANCE OF ANY OTHER FUND.


INSURANCE FUND                     PORTFOLIO NAME            INVESTMENT OBJECTIVE        INVESTMENT ADVISER
--------------               ---------------------------  ---------------------------  ----------------------
Goldman Sachs Variable       Goldman Sachs VIT Capital    Seeks long-term growth of    Goldman Sachs Asset
Insurance Trust (Service     Growth Fund                  capital.                     Management, LP
Shares)

Goldman Sachs Variable       Goldman Sachs VIT Core       Seeks a total return         Goldman Sachs Asset
Insurance Trust (Service     Fixed Income Fund            consisting of capital        Management, LP
Shares)                                                   appreciation and income
                                                          that exceeds the total
                                                          return of the Lehman
                                                          Brothers Aggregate Bond
                                                          Index.

Goldman Sachs Variable       Goldman Sachs VIT Equity     Seeks to achieve investment  Goldman Sachs Asset
Insurance Trust (Service     Index Fund                   results that correspond to   Management, LP
Shares)                                                   the aggregate price and
                                                          yield performance of a
                                                          benchmark index that
                                                          measures the investment
                                                          returns of large
                                                          capitalization stocks.

Goldman Sachs Variable       Goldman Sachs VIT            Seeks a high level of        Goldman Sachs Asset
Insurance Trust (Service     Government Income Fund       current income, consistent   Management, LP
Shares)                                                   with safety of principal.

Goldman Sachs Variable       Goldman Sachs VIT Growth &   Seeks long-term growth of    Goldman Sachs Asset
Insurance Trust (Service     Income Fund                  capital and growth of        Management, LP
Shares)                                                   income.

Goldman Sachs Variable       Goldman Sachs VIT Mid Cap    Seek long-term capital       Goldman Sachs Asset
Insurance Trust (Service     Value Fund                   appreciation.                Management, LP
Shares)

Goldman Sachs Variable       Goldman Sachs VIT Money      Seeks to maximize current    Goldman Sachs Asset
Insurance Trust (Service     Market Fund                  income to the extent         Management, LP
Shares)                                                   consistent with the
                                                          preservation of capital and
                                                          the maintenance of
                                                          liquidity by investing
                                                          exclusively in high quality
                                                          money market instruments.

Goldman Sachs Variable       Goldman Sachs VIT Strategic  Seeks long-term capital      Goldman Sachs Asset
Insurance Trust (Service     International Equity Fund    appreciation.                Management
Shares)                                                                                International

Goldman Sachs Variable       Goldman Sachs VIT            Seeks long-term growth of    Goldman Sachs Asset
Insurance Trust (Service     Structured Small Cap Equity  capital.                     Management, LP
Shares)                      Fund

Fidelity Variable Insurance  Fidelity VIP Freedom Income  Seeks high total return      Strategic
Products Funds (Class 2)     Portfolio                    with a secondary objective   Advisers, Inc.
                                                          of principal preservation.

Fidelity Variable Insurance  Fidelity VIP Mid Cap         Seeks long-term growth of    Fidelity Management &
Products Funds (Class 2)     Portfolio                    capital.                     Research Company

INSURANCE FUND                     PORTFOLIO NAME            INVESTMENT OBJECTIVE        INVESTMENT ADVISER
--------------               ---------------------------  ---------------------------  ----------------------
Fidelity Variable Insurance  Fidelity VIP Strategic       Seeks a high level of        Fidelity Management &
Products Funds (Class 2)     Income Portfolio             current income. The fund     Research Company
                                                          may also seek capital
                                                          appreciation.

Franklin Templeton Variable  FT VIP Franklin Small Cap    Seeks long-term total        Franklin Advisory
Insurance Products Trust     Value Securities Fund        return.                      Services LLC
(Class 2)

Janus Aspen Series (Service  Janus Aspen Perkins Mid Cap  Seeks capital appreciation.  Janus Capital
Shares)                      Value Portfolio                                           Management LLC

MFS-Registered Trademark-    MFS-Registered Trademark-    Seeks capital appreciation.  Management Financial
Variable Insurance           New Discovery Series                                      Services Company
Trust-SM- (Service Class)

Oppenheimer Variable         Oppenheimer High Income      Seeks a high level of        OppenheimerFunds, Inc.
Account Funds (Service       Fund/VA                      current income from
Shares)                                                   investment in lower grade,
                                                          high-yield debt securities.



RETAIL FUND*                               INVESTMENT OBJECTIVE                 INVESTMENT ADVISER
------------                        ----------------------------------  ----------------------------------
Goldman Sachs Balanced Strategy     Seeks current income and long-term  Goldman Sachs Asset
Portfolio (Class A)                 capital appreciation.               Management, LP

Goldman Sachs Equity Growth         Seeks long-term capital             Goldman Sachs Asset
Strategy Portfolio (Class A)        appreciation.                       Management, LP

Goldman Sachs Growth and Income     Seeks long-term capital             Goldman Sachs Asset
Strategy Portfolio (Class A)        appreciation and current income.    Management, LP

Goldman Sachs Growth Strategy       Seeks long-term capital             Goldman Sachs Asset
Portfolio (Class A)                 appreciation and secondarily        Management, LP
                                    current income.


--------------------------


*   Each retail Fund's most recently ended fiscal year is December 31, 2008.


   THE FUNDS MAY NOT ACHIEVE THEIR STATED OBJECTIVES. MORE DETAILED INFORMATION, INCLUDING A DESCRIPTION OF RISKS INVOLVED IN INVESTING IN THE FUNDS, IS FOUND IN THE FUNDS' PROSPECTUSES ACCOMPANYING THIS PROSPECTUS AND STATEMENTS OF ADDITIONAL INFORMATION AVAILABLE FROM US UPON REQUEST.

   Although the investment objectives and policies of certain Funds are similar to the investment objectives and policies of other funds that may be managed or sponsored by the same investment adviser, subadviser, manager, or sponsor, we do not represent or assure that the investment results will be comparable to those of any other fund, even where the investment adviser, subadviser, or manager is the same. Certain Funds available through the Contract have names similar to funds not available through the Contract. The performance of a fund not available through the Contract does not indicate performance of a similarly named Fund available through the Contract. Differences in fund size, actual investments held, fund expenses, and other factors all contribute to differences in fund performance. For all these reasons, you should expect investment results to differ.

   PLEASE NOTE THAT THERE CAN BE NO ASSURANCE THAT ANY MONEY MARKET FUND WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE PER SHARE. DURING EXTENDED PERIODS OF LOW INTEREST RATES, AND DUE IN PART TO THE CONTRACT FEES AND EXPENSES, THE YIELDS OF ANY SUBACCOUNT INVESTING IN A MONEY MARKET FUND MAY ALSO BECOME EXTREMELY LOW AND POSSIBLY NEGATIVE.

   CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE FUNDS. We and our distributor, Epoch Securities, Inc., (the "Distributor") may receive payments from the Funds or their service providers (e.g., the investment adviser, administrator, distributor, and/or their affiliates). These payments may be used for a variety of purposes, including payment of expenses that we (and our affiliates) incur in promoting, marketing, and administering the Contract and, in our role as an intermediary, the Funds. We (and our affiliates) may profit from these payments.


   The amount of payments we receive from the Funds' service providers is based on a percentage of the assets of the particular Fund attributable to the Contract as well as certain other variable insurance products that we and/or our affiliates may issue or administer. These percentages are negotiated and vary with each Fund. These payments may be derived, in whole or in part, from the investment advisory fee deducted from Fund assets. Contract Owners, through their indirect investment in the Funds, bear the costs of these investment advisory fees (see the Funds' prospectuses for more information). Some service providers may pay us significantly more than others and the amount we receive may be substantial. These percentages currently range from 0.03% to 0.22%, and as of the date of this prospectus, we were receiving payments from EACH Fund's service providers.



   Additionally, certain of the Funds make payments to us or the Distributor under their distribution plans (12b-1 plans). The payment rates currently range from 0.15% to 0.25% based on the amount of assets invested in those Funds. Payments made out of the assets of the Funds will reduce the amount of assets that otherwise would be available for investment, and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the Fund's average net assets, which can fluctuate over time. If, however, the value of the Funds goes up, then so would the payment to us or to the Distributor. Conversely, if the value of the Fund goes down, payments to us or to the Distributor would decrease.


   A Fund's service provider may provide us (or our affiliates) and/or broker-dealers that sell the Contracts ("selling firms") with marketing support, may pay us (or our affiliates) and/or selling firms amounts to participate in national and regional sales conferences and meetings with the sales desks, and may occasionally provide us (or our affiliates) and/or selling firms with items of relatively small value, such as promotional gifts, meals, tickets, or other similar items in the normal course of business.

   We and/or the Distributor also may directly or indirectly receive additional amounts or different percentages of assets under management from some of the Funds' service providers with regard to other variable insurance products we or our affiliates may issue or administer.

   For details about the compensation payments we make in connection with the sale of the Contracts, see "DISTRIBUTION OF CONTRACTS."

CHANGE OF INVESTMENTS

   We reserve the right to make additions to, deletions from, or substitutions for the shares held by the Separate Account or that the Separate Account may purchase. If investment in the Funds is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may substitute another fund without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future premiums, or both. However, no such substitution will be made without the approval of the Securities and Exchange Commission, if required. Furthermore, we may close Subaccounts to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion. The Funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts.

   We may establish additional Subaccounts of the Separate Account, each of which would invest in a new fund, or in shares of another investment company. New Subaccounts may be established when, at our discretion, marketing needs or investment conditions warrant. New Subaccounts may be made available to existing Owners as we determine. We may also eliminate or combine one or more

Subaccounts, transfer assets, or substitute one Subaccount for another Subaccount, if, in our discretion, marketing, tax, or investment conditions warrant. We will notify you of any such changes.


   If we deem it to be in the best interests of persons having voting rights under the Contract, we may deregister the Separate Account under the Investment Company Act of 1940 (the "1940 Act"), make any changes required by the 1940 Act, operate the Separate Account as a management investment company under the 1940 Act or any other form permitted by law, transfer all or a portion of the assets of a Subaccount or separate account to another Subaccount or separate account pursuant to a combination or otherwise, and create new separate accounts. The Company reserves the right to change the names of the Separate Account or the Subaccounts. Before we make certain changes we may need approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

                                 THE CONTRACTS

A. GENERAL INFORMATION

    We reserve the right to accept or refuse to issue the Contract at our sole discretion.

1. PURCHASE PAYMENTS

    You may make Purchase Payments under the Contract during the Accumulation Period, subject to the restrictions set forth below. We will not accept Purchase Payments after the date of death of an Owner. We reserve the right to waive or modify any Purchase Payment limitation and to not accept any Purchase Payment. All Purchase Payments must be paid to us at the Service Center.

    The minimum initial and subsequent Purchase Payment for a Qualified Contract is $50. However, if annualized contribution amounts from a payroll or salary deduction plan are equal to or greater than $600, we accept a periodic payment under $50. For a Non-Qualified Contract the minimum initial Purchase Payment is $5,000 and the minimum subsequent Purchase Payment is $250. You may make Purchase Payments to Non-Qualified Contracts and Contracts issued as IRAs by authorizing us to draw on your account via check or electronic debit through a Pre-Authorized Checking (PAC) Agreement.

    The maximum cumulative Purchase Payments that may be made under the Contract is $5,000,000 without our approval. We will aggregate multiple Contracts you own for purposes of the $5,000,000 limitation. In addition, for Qualified Contracts, the maximum annual amount of Purchase Payments may be limited by the retirement plan funded by the Contract.

2. FREE LOOK PERIOD

    You may examine a Contract and return it for a refund during the "free look" period. Upon receipt by us, the Contract will be cancelled and amounts refunded. If you decide to return your Contract for a refund during the free look period, please also include a letter instructing us to cancel your Contract.


    STATE LAW FREE LOOK. The length of the free look period depends upon the state in which the Contract is issued. However, it will be at least 10 days from the date you receive the Contract. The amount of the refund also depends on the state in which the Contract is issued. Generally the refund will be the Contract Value as of the Valuation Date on which we receive your Contract and letter of instruction at our Service Center.



    Some states, however, require the return of all Purchase Payments. In those states, we will return the greater of Purchase Payments (less any withdrawals) or Contract Value as of the Valuation Date on which we receive your Contract and letter of instruction at our Service Center. For these Contracts, we also will allocate all or a portion of your initial Purchase Payment (and any subsequent Purchase Payment made during the free look period) to the Goldman Sachs VIT Money Market Subaccount until the expiration of the free look period. Thereafter, we will allocate all Purchase Payments according to your allocation instructions then in effect.



    IRA FREE LOOK. In addition to the state law free look provision described above, a 10-day free look provision applies in some circumstances to Contracts issued as Individual Retirement Annuities, Simplified Employee Pensions--IRAs or as Roth Individual Retirement Annuities. (See APPENDIX A--COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY VARIABLE ANNUITY IRA, ROTH IRA AND SIMPLE IRA DISCLOSURE STATEMENT.) If you request a refund of this type of Contract within 10 days from the date you receive the Contract, we will return the greater of Purchase Payments (less any withdrawals) made during the ten day period or Contract Value as of the Valuation Date on which we receive your Contract and letter of instruction at our Service Center. During the 10-day period, we will allocate all or a portion of Purchase Payments made during this period to the

Goldman Sachs VIT Money Market Subaccount. Upon the expiration of the 10-day period, we will allocate your Purchase Payments and make any refunds to you in accordance with the state law free look provision described above.


3. OWNERS, ANNUITANTS, AND BENEFICIARIES

    Please note that naming different persons as Owner(s), Annuitant(s), and Beneficiary(ies) can have important impacts on whether a death benefit and annuity payments are paid and on whose life payments are based. Carefully consider the potential consequences under various scenarios when naming Owners, Annuitants, and Beneficiaries, and consult your agent.


    BENEFICIARIES. You designate the Beneficiary. During the Accumulation Period and prior to the death of an Owner, you may change a Beneficiary at any time by sending a written change form to our Service Center. After the Annuity Date, the Beneficiary may be changed prior to the death of an Owner or the Annuitant. However, in the case of joint Owners, the surviving joint Owner is automatically the Primary Beneficiary and cannot be changed. No Beneficiary change is binding on us until we receive it. We assume no responsibility for the validity of any Beneficiary change. Under a Qualified Contract, the provisions of the applicable plan may prohibit a change of Beneficiary. (See "FEDERAL TAX MATTERS")



    Beneficiary changes are subject to the following:


    1.  The change must be filed while you are alive;

    2.  The Contract must be in force at the time you file a change;

    3. Such change must not be prohibited by the terms of an existing assignment, Beneficiary designation, or other restriction;

    4. Such change will take effect when we receive it. However, action taken by us before the change form was received will remain in effect;

    5. The request for change must provide information sufficient to identify the new Beneficiary; and

    6. In the case of joint Owners, we will consider the designation of a Beneficiary other than the surviving joint Owner to be a Contingent Beneficiary.

    In the event that all Primary Beneficiaries predecease you, we will pay the death benefit proceeds to the surviving Contingent Beneficiaries. In the event that a Contingent Beneficiary also predeceases you, we will distribute the benefits pro rata to the surviving Contingent Beneficiaries. If there are no surviving Contingent Beneficiaries, we will pay the benefits to your estate.


    When multiple Beneficiaries are involved, we will determine the death benefit proceeds separately for each Beneficiary when we receive a death benefit claim in good order from that Beneficiary; that is, receipt of a proper election as well as Due Proof of Death. Death benefit proceeds for each remaining Beneficiary will remain in the Separate Account until we have received a complete death benefit claim from the applicable Beneficiary. This means each Beneficiary may receive a different death benefit amount, even where all Beneficiaries have been designated so as to share equally in the proceeds.



    OWNERS. You, the Owner, may exercise every option and right conferred by the Contract. Where the Contract is owned jointly, the consent of both Owners is required in order to exercise any ownership rights.



    Prior to the death of an Owner, you may add, change, or remove an Owner by written request to our Service Center and with our prior approval. Adding, changing, or removing an Owner may result in certain tax consequences to you, and you should consult your tax advisor as to the tax consequences.

    You must furnish information sufficient to clearly identify a new Owner to us. If we approve the change, the effective date of the change will be the date the request was signed by you, except for action taken by us prior to receiving the request. Any change is subject to the payment of any proceeds. We may require you to return the Contract to us for endorsement of a change.



    ANNUITANTS. Before the Annuity Date, you may add, change, or remove an Annuitant by written request to our Service Center and with our prior approval. For Contracts with non-natural Owners, adding, changing, or removing an Annuitant may result in certain tax consequences to you, and you should consult your tax advisor as to the tax consequences. On and after the Annuity Date, you may not add, change, or remove an Annuitant. We may require you to return the Contract to us for endorsement of a change.



    There must be at least one Annuitant at all times. If an Annuitant who is not an Owner dies prior to the Annuity Date, a surviving joint Annuitant, if any, will become the sole Annuitant. If there is no surviving joint Annuitant, you may name a new Annuitant. If you do not name a new Annuitant, the younger Owner will become the new Annuitant.


    We will not pay a death benefit upon the death of an Annuitant unless the sole Owner is a non-natural person. We will pay a death benefit of Contract Value minus any applicable premium taxes upon a change of Annuitant if the sole Owner is a non-natural person.

    Joint Annuitants are only permitted in Non-Qualified Contracts. Under Qualified Contracts, the Owner and the Annuitant generally must be the same individual.

4. ASSIGNMENT


    All assignments are subject to our acceptance. Subject to state requirements, we reserve the right to refuse any assignment or other transfer of the Contract at any time on a non-discriminatory basis.



    Subject to our acceptance, you may assign a Non-Qualified Contract during the Accumulation Period and prior to the death of an Owner by completing and returning our assignment form to our Service Center. No assignment is binding on us until we accept it, and we assume no responsibility for the validity of any assignment. Generally, an interest in a Qualified Contract may not be assigned.



    If an assignment of the Contract is in effect on the Annuity Date, we reserve the right to pay the assignee, in one sum, that portion of the Contract Value (less any applicable premium taxes) to which the assignee appears to be entitled. Amounts payable during the Annuity Period may not be assigned or encumbered (to the extent permitted by law, annuity payments are not subject to levy, attachment or other judicial process for the payment of the payee's debts or obligations). An assignment may be a taxable event and may subject you to immediate tax liability and to a 10% tax penalty. (See "FEDERAL TAX MATTERS") You, therefore, should consult a qualified tax adviser regarding the tax consequences of an assignment.


    Any claim is subject to proof of interest of the assignee. You are solely responsible for the validity or effect of any assignment.

5. EXCHANGE PROGRAM

    From time to time we may allow certain owners of variable annuity contracts issued by us to exchange their contract for a Contract subject to the following conditions:


    (1) the contract value transferred from the original contract (after adjusting for any positive market value adjustment) must be at least $2,000 as of the Date of Issue;


    (2) the older annuitant must not have attained age 91 as of the Date of Issue;

    (3) all contract owners must consent to the exchange; and

    (4) the original contract must be fully surrendered.


    We will apply a positive market value adjustment, if applicable, to the contract value under the original contract before transferring that amount to the Contract, but we will waive any annual contract fee, negative market value adjustment, and surrender charge that would otherwise be applicable. All programs and riders under the original contract will terminate upon exchange.



    WE RESERVE THE RIGHT TO MAKE THIS EXCHANGE OFFER ONLY TO CUSTOMERS OF CERTAIN SELLING FIRMS. We may commence, suspend, modify, or withdraw this exchange offer at any time without notice in our sole discretion. We reserve the right to reject any application for exchange.


B. THE ACCUMULATION PERIOD

1. APPLICATION OF PURCHASE PAYMENTS

    You select allocation of Purchase Payments to the Subaccount(s). When you allocate Purchase Payments to a Subaccount, we credit Accumulation Units to that Subaccount based on the value of an Accumulation Unit, as computed after we receive the Purchase Payment at our Service Center. If we receive a Purchase Payment at our Service Center before the close of business on the Valuation Date, we will credit Accumulation Units based on Accumulation Unit values determined at the end of that Valuation Date. If we receive a Purchase Payment at our Service Center on or after the close of business on the Valuation Date, we will credit Accumulation Units based Accumulation Unit values determined at the end of the next Valuation Date.

    We will credit an initial Purchase Payment no later than the end of the second Valuation Date following the Valuation Date we receive the Purchase Payment at our Service Center, provided that the Purchase Payment is preceded or accompanied by an application that contains sufficient information to establish an account and properly credit such Purchase Payment.

    If we are not provided with information sufficient to establish a Contract or to properly credit the initial Purchase Payment, we will promptly request the necessary information. If the requested information is not furnished within five business days after we receive the initial Purchase Payment, or if we determine that we cannot otherwise issue the Contract within the five day period, we will return the initial Purchase Payment to you, unless you consent to our retaining the initial Purchase Payment until the application is completed. If we receive the information sufficient to establish a Contract, we will issue the Contract and allocate the Purchase Payment no later than the end of the second Valuation Date following the Valuation Date we receive the missing information.

    We may issue a Contract without a signed application if:

    - an agent's broker-dealer provides us with application information, electronically or in writing,

    - we receive the initial Purchase Payment, and

    - you confirm in writing, after the Contract is delivered, that all information in the Contract is correct.

    If you submit your application, initial Purchase Payment, and/or subsequent Purchase Payments to your agent, we will not begin processing your purchase order until we receive the application and Purchase Payment from your agent's broker-dealer.


    For each Purchase Payment, we determine the number of Accumulation Units credited by dividing the Purchase Payment allocated to a Subaccount by the Subaccount's Accumulation Unit value, as computed on the Valuation Date that we receive the Purchase Payment at our Service Center. After we determine the number of Accumulation Units credited, the number of Accumulation Units will not change due to investment experience. Accumulation Unit value varies to reflect the investment experience of the Subaccount and the assessment of charges against the Subaccount. We reduce the number of Accumulation Units when we assess one-twelfth of the contract fee on each Monthiversary.


    Some of the Funds reserve the right to delay or refuse purchase requests from the Separate Account, as may be further described in their prospectuses and/or statements of additional information. Therefore, if you request a transaction under your Contract that is part of a purchase request delayed or refused by a Fund, we will be unable to process your request. In that event, we will notify you promptly in writing or by telephone.

2. ACCUMULATION UNIT VALUE


    We determine the value of a Subaccount on any Valuation Date by multiplying the number of Accumulation Units attributable to the Contract in the Subaccount by the applicable Accumulation Unit value for the Accumulation Units in that Subaccount on that Valuation Date.



    Purchase Payments allocated and Contract Value transferred to a Subaccount are converted into Accumulation Units. We determine the number of Accumulation Units to be credited by dividing the amount allocated to the Subaccount by the Accumulation Unit value for the appropriate class of Accumulation Units of that Subaccount at the end of the Valuation Period in which the allocation or transfer occurs. When amounts are transferred out of or deducted from a Subaccount, Accumulation Units are redeemed in a similar manner.



    We determine the Accumulation Unit value for each class of Accumulation Units in a Subaccount at the end of a Valuation Period by multiplying the Subaccount's "investment experience factor" for that Valuation Period by the Accumulation Unit value for that class at the end of the preceding Valuation Period. For each Subaccount, the investment experience factor reflects the investment performance of the Fund in which the Subaccount invests and the charges assessed against that Subaccount for a Valuation Period. Each Subaccount has a net investment factor for each Valuation Period which may be greater or less than one.



    The investment experience factor of a Subaccount for any Valuation Period is equal to the following formula:



        1.000000 plus [(1) divided by (2)] minus (3), where:


           (1) is:

           - the net asset value per share of the Fund held in the Subaccount as of the end of the current Valuation Period; plus

           - the per share amount of any dividend or capital gain distributions made by the Fund held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

           - a charge or credit for any taxes reserved for the current Valuation Period which we determine have resulted from the investment operations of the Subaccount;

           (2) is the net asset value per share of the Fund held in the Subaccount as of the end of the preceding Valuation Period; and


           (3) is the factor representing Subaccount asset-based charges (the mortality and expense risk charge and the administration charge) for the Valuation Period.



    Subject to applicable state and federal laws, we may change the methodology used to determine the investment experience factor.

3. CONTRACT VALUE

    On any Valuation Date, the Contract Value equals the total of:

    - the number of Accumulation Units credited to each Subaccount, times

    - the value of a corresponding Accumulation Unit for each Subaccount.


    There is no guaranteed minimum Contract Value.


4. TRANSFERS DURING THE ACCUMULATION PERIOD

    During the Accumulation Period, you may transfer Contract Value among the Subaccounts at any time. However, you must request transfers in excess of $250,000 per Contract, per day, through standard United States mail. We reserve the right to require transfers into and out of one Subaccount in excess of $50,000, per Contract, per day, to also be requested through standard United States mail. We also reserve the right to limit transfers to 12 per Contract Year, although we will not include periodic transfers under the Dollar Cost Averaging or Automatic Asset Rebalancing programs when determining the number of transfers you have made in any Contract Year. All transfers are subject to our Disruptive Trading Procedures as well as any disruptive trading policies and procedures adopted by the Funds. (See "DISRUPTIVE TRADING")

    Any transfer request must clearly specify the amount which is to be transferred and the names of the Subaccounts that are affected.

    If you authorize a third party to transact transfers on your behalf, we will reallocate the Contract Value pursuant to the third party's instructions. However, we take no responsibility for any third party asset allocation or investment advisory service or program. We may suspend, limit, or cancel acceptance of a third party's instructions at any time and may restrict the Subaccounts available for transfer under third party authorizations.

    We will make transfers pursuant to proper written or telephone instructions to our Service Center that specify in detail the requested changes. Transfers will be based upon the Accumulation Unit values determined following our receipt of complete transfer instructions. If we receive a transfer request at our Service Center before the close of business on the Valuation Date, we will process the request based on Accumulation Unit values determined at the end of that Valuation Date. If we receive a transfer request at our Service Center on or after the close of business on the Valuation Date, we will process the request based on Accumulation Unit values determined at the end of the next Valuation Date. If you or your authorized representative call us to request a telephone transfer but have not given instructions to us prior to the close of business on the Valuation Date, even if due to our delay in answering your call, we will consider your telephone transfer request to be received after the close of business on the Valuation Date.

    We may suspend, modify or terminate the transfer provisions. If you submit a request for a transfer that is no longer permitted, we will notify you in writing that the transaction is not permissible.

    Some of the Funds reserve the right to delay or refuse purchase requests from the Separate Account, as may be further described in their prospectuses and/or statements of additional information. Therefore, if you request a transaction under your Contract that is part of a purchase request delayed or refused by a Fund, we will be unable to process your request. In that event, we will notify you promptly in writing or by telephone.

5. DISRUPTIVE TRADING

    The Contract is not designed for use by individuals, professional market timing organizations, or other entities that engage in short-term trading, frequent transfers, programmed transfers or transfers

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that are large in relation to the total assets of a Fund (collectively,
"Disruptive Trading"). These activities may require the Fund to maintain undesirable large cash positions or frequently buy or sell portfolio securities. Such transfers may dilute the value of the Fund's shares, interfere with the efficient management of the Fund's portfolio, and increase brokerage and administrative costs of the Funds. As a result, Disruptive Trading may adversely affect a Fund's ability to invest effectively in accordance with its investment objectives and policies, and may harm other Contract Owners and other persons who may have an interest in the Contract (E.G. Annuitants and Beneficiaries.)

    In order to protect our Contract Owners and the Funds from potentially harmful trading activity, we utilize certain policies and procedures that are designed to detect and prevent disruptive trading among the Funds (the "Disruptive Trading Procedures"). Our Disruptive Trading Procedures consider certain factors in order to identify Disruptive Trading activity, including the following:

    - the number of transfers made over a period of time;

    - the length of time between transfers;

    - whether the transfers follow a pattern that appears to be designed to take advantage of short term market fluctuations, particularly within certain Funds;

    - the dollar amount(s) requested for transfers; and

    - whether the transfers are part of a group of transfers made by a third party on behalf of several individual Contract Owners; and

    - the investment objectives and/or size of the Funds.

    We may increase our monitoring of Contract Owners who engage in what we perceive to be disruptive trading, including investigating the transfer patterns within multiple contracts owned by the same Contract Owners. We may also investigate any patterns of disruptive trading identified by the Funds that may not have been captured by our Disruptive Trading Procedures.

    If we determine you are engaged in disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other Contract Owners (or others having an interest in the Contract). Our restrictions may take various forms, but under our current Disruptive Trading Procedures will include loss of telephone, fax, overnight mail, or Internet transfers. This means that we would accept only written transfer requests with an original signature transmitted to us at our Service Center and only by standard United States mail. We may also restrict the transfer privileges of others acting on your behalf, including your agent or an asset allocation or investment advisory service. We may also limit the number of transfers you may make during a calendar year and we may limit the number of times you may transfer Contract Value into particular Subaccounts during a calendar year. Subject to the terms of the Contract, we reserve the right to impose, without prior notice, additional or alternate restrictions on allocations and transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Contract Owners or other holders of the Funds. We will reverse any transactions inadvertently processed in contravention of our restrictions within two days of the date the inadvertently processed transaction occurred.

    Our Disruptive Trading Procedures may vary among the Subaccounts. Some of the Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Fund's investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. If a Fund refuses a transfer request from us, we may not be able to effect certain allocations or transfers that a Contract Owner has requested. Some Funds may impose redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the Funds.

    The Funds may have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. You should be aware that we currently may not have the contractual obligation or the operational capacity to apply the Funds' excessive trading policies and procedures. However, under SEC rules, we are required to: (1) enter into a written agreement with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the excessive trading policies established by the Fund.

    You should be aware that the purchase and redemption orders received by the Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual Owners of variable insurance contracts. The omnibus nature of these orders may limit the Funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the Funds (and thus our Contract Owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the Funds. In addition, if a Fund believes that an omnibus order we submit may reflect one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Fund may reject the entire omnibus order.

    We will apply our Disruptive Trading Procedures consistently without special arrangement, waiver, or exception. However, our ability to detect and deter Disruptive Trading and to consistently apply the Disruptive Trading Procedures may be limited by operational systems and technological limitations. Contract Owners seeking to engage in such transfer activities may employ a variety of strategies to avoid detection. Because identifying Disruptive Trading involves judgments that are inherently subjective, we cannot provide assurances that our Disruptive Trading Procedures will detect every Contract Owner who engages in disruptive trading. In addition, the terms of some contracts previously issued by us, historical practices or actions, litigation, or certain regulatory restrictions may limit our ability to apply transfer or other restrictions.

    If we are unable to detect Disruptive Trading or are unable to restrict Disruptive Trading because of contract provisions or other reasons, you may experience dilution in the value of your Fund shares. There may be increased brokerage and administrative costs within the Funds, which may result in lower long-term returns for your investments. Additionally, because other insurance companies and/or retirement plans may invest in the Funds, we cannot guarantee that the Funds will not suffer harm from disruptive trading within the variable contracts issued by other insurance companies or among Subaccounts available to retirement plan participants.

6. WITHDRAWALS AND SURRENDERS DURING THE ACCUMULATION PERIOD

    You may make a partial withdrawal subject to the restrictions set forth below. You also may withdraw all of the Contract Value, less any applicable premium taxes, and surrender the Contract. You should carefully consider taking partial withdrawals or surrendering your Contract, as the following may apply:

    - Withdrawals and surrenders may be subject to federal and state income tax and a 10% penalty tax. (See "FEDERAL TAX MATTERS")

    - Partial withdrawals reduce your Contract Value and your death benefit. (See "DEATH BENEFIT")

    - Your ability to withdraw or surrender may be limited by the terms of a qualified plan such as Section 403(b) plans. (See "FEDERAL TAX MATTERS")

    - We may assess premium taxes on partial withdrawals and surrenders. (See "STATE PREMIUM TAXES")

    Election to withdraw (including the withdrawal amount) shall be made in writing to us at our Service Center and should be accompanied by the Contract if surrender is requested. The Contract Value, less any applicable premium taxes, is determined on the basis of the Accumulation Unit values calculated after we receive the request. If we receive a withdrawal or surrender request at our Service Center before the close of business on the Valuation Date, we will process the request based on Accumulation Unit values determined at the end of that Valuation Date. If we receive a withdrawal or surrender request at our Service Center on or after the close of business on the Valuation Date, we will process the request based on Accumulation Unit values determined at the end of the next Valuation Date.


    If your Contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that withdrawals, transfers or surrenders you request comply with applicable tax requirements and to decline requests that are not in compliance. We will defer such payments you request until all information required under the tax law has been received. By requesting a withdrawal, transfer, or surrender, you consent to the sharing of confidential information about you, the Contract, and transactions under the Contract and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer, or plan sponsor, any plan administrator or recordkeeper, and other product providers.


    A participant in the Texas Optional Retirement Program ("ORP") must obtain a certificate of termination from the participant's employer before a Contract can be redeemed. The Attorney General of Texas has ruled that participants in the ORP may redeem their interest in a Contract issued pursuant to the ORP only upon termination of employment in Texas public institutions of higher education, or upon retirement, death or total disability. Participants in the Texas Optional Retirement System may transfer their Contract Value, less any applicable premium taxes, to another approved provider as permitted under the Texas Optional Retirement System. In those states adopting similar requirements for optional retirement programs, we will follow similar procedures. Please note that the ORP does not restrict transfers within a Contract, and thus participants are permitted to make transfers of Contract Value among the Subaccounts.

7. DEATH BENEFIT

    If an Owner dies before the Annuity Date, the death benefit will be equal to the Contract Value, less any applicable premium taxes, on the Valuation Date we receive Due Proof of Death. This means that the death benefit may be less than the amount of Purchase Payments made under the Contract.


    If you make a withdrawal under your Contract, this withdrawal will reduce the amount of your Contract Value on a dollar-for-dollar basis, and therefore the death benefit that would otherwise be payable will be reduced by the amount of the withdrawal.


    Payment of the death benefit may be subject to federal and state income tax. (See "FEDERAL TAX MATTERS")

PAYMENT OF DEATH BENEFIT

    If there is only one Owner under the Contract, we will pay the death benefit to the Beneficiary upon the death of such Owner before the Annuity Date. Upon the death of a joint Owner before the Annuity Date, we will pay the death benefit to the surviving joint Owner. We will pay the death benefit upon the first to die of any joint Owners.

    If any Owner is not a natural person, we will treat each Annuitant under the Contract as an Owner for death benefit payment purposes and we will pay the death benefit upon the death of any Annuitant or upon the change of any Annuitant.


    We will pay the death benefit to the Beneficiary (or joint Owner, if applicable) after we receive Due Proof of Death. We will then have no further obligation under the Contract. The Valuation Date on which we receive all required paperwork is the date the Contract is tendered for redemption and the date for calculation of the benefits. If we receive Due Proof of Death at our Service Center before the close of business on the Valuation Date, we will calculate the death benefit based on Accumulation Unit values determined at the end of that Valuation Date. If we receive a Due Proof of Death at our Service Center on or after the close of business on the Valuation Date, we will calculate the death benefit based on Accumulation Unit values determined at the end of the next Valuation Date.



    When multiple Beneficiaries are involved, we will determine the death benefit proceeds separately for each Beneficiary when we receive a death benefit claim in good order from that Beneficiary, that is, receipt of a proper election as well as Due Proof of Death. Death benefit proceeds for each remaining Beneficiary will remain in the Separate Account until we have received a complete death benefit claim from the applicable Beneficiary. This means each Beneficiary may receive a different death benefit amount, even where all Beneficiaries have been designated so as to share equally in the proceeds.



    The death benefit may be paid in a lump sum. The Beneficiary (or any surviving joint Owner) may defer this sum for up to five years from the date of death. Instead of a lump sum payment, the Beneficiary or the surviving joint Owner, as the case may be, may elect to have the death benefit distributed as stated in Annuity Option 1 for a period not to exceed the Beneficiary's (or the surviving joint Owner's) life expectancy; or Annuity Option 2 or 3 based upon the life expectancy of the Beneficiary provided with respect to Annuity Option 3 that such life expectancy exceeds the certain period of ten years. (See "THE ANNUITY PERIOD" for a description of the Annuity Options.) The Beneficiary (or the surviving joint Owner) must make this election within 60 days of the time we receive Due Proof of Death, and distribution under these Annuity Options must commence within one year of the date of death.



    If the Beneficiary is not a natural person, the entire death benefit be distributed within five years of your death.



    If your spouse is the only Primary Beneficiary when you die, your surviving spouse may elect to be the successor Owner of the Contract by completing the spousal continuation section of the claim form submitted with Due Proof of Death. The date of continuance of the Contract will be the Valuation Date we receive Due Proof of Death. Your surviving spouse will become the Annuitant if no Annuitant is living at the time of your death. Spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts other than IRAs.



    If your surviving spouse elects to become the successor Owner of the Contract on your death, thereby waiving claim to the death benefit that is otherwise payable, we will not pay out a death benefit on your death. Any subsequent spouse of the surviving spouse will not be entitled to continue the Contract upon the death of your surviving spouse.


    If any Owner dies on or after the Annuity Date, and before the entire interest in the Contract has been distributed, any remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of death.

    In all events, we will pay or apply the Contract's death benefit in accordance with Sections 72(s) or 401(a)(9) of the Code, as applicable.

8. TELEPHONE AND FACSIMILE TRANSACTIONS

    We currently permit requests for transfers to be submitted by telephone by calling 1-800-457-8803. Before telephone transfer instructions will be honored, you must complete a telephone transfer authorization. We also currently permit requests for certain financial transaction to be submitted by facsimile at 1-785-228-4539. We reserve the right to discontinue telephone and/or facsimile requests at any time.

    We will employ reasonable procedures to determine that these transactions are genuine. There are risks associated with telephone and facsimile transactions that do not occur if an original handwritten request is submitted. Anyone authorizing or making telephone or facsimile requests bears those risks. We will not be liable for any liability or losses resulting from unauthorized or allegedly unauthorized telephone or facsimile requests that we believe are genuine. We may record telephone requests.

    Also, telephone and facsimile transactions may not always be available, and telephone and facsimile systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons (such as natural disasters, man-made disasters, or simply because of a high number of calls or facsimiles (which is likely to occur during periods of high market turbulence)). These outages or slowdowns may prevent or delay our receipt and/or processing of your request. If you are experiencing problems, you should make your request in writing to our Service Center.

9. TERMINATION OF CONTRACT


    The Contract will terminate upon the earliest of:



    - upon payment of the death benefit proceeds in a lump sum;



    - upon the last annuity payment of death benefit proceeds or annuitization proceeds; or



    - the Valuation Date we receive at our Service Center your request to surrender your Contract.



    Prior to the Annuity Date, we also may terminate your Contract and pay you the Contract Value in one sum if:



    - You have not made any Purchase Payments for two full years; and



    - Your Contract Value is less than $2,000 at the end of such two-year period; and



    - The sum of all of your Purchase Payments made under the Contract, less any withdrawals, is less than $2,000 at the end of such two-year period; and



    - We notified you in writing that your Contract is inactive and subject to termination, and six months following the date of this notice you have not made any Purchase Payments to increase either your Contract Value or the sum of all of your Purchase Payments (less any withdrawals) to $2,000.

                         CONTRACT CHARGES AND EXPENSES

    We deduct the following charges and expenses:

    - mortality and expense risk charge,

    - administration charge,

    - contract fee, and

    - premium tax.

    There are no sales charges or sales loads associated with the Contract.

    We may receive compensation from the investment advisers of the Funds for services related to the Funds. (See "THE FUNDS") Subject to certain expense limitations, investment management fees and other Fund expenses are indirectly borne by you.

    The fees and charges we deduct under the Contract may result in a profit to us.

A. ASSET-BASED CHARGES

1. MORTALITY AND EXPENSE RISK CHARGE

    During the Accumulation Period, we deduct a daily charge from your Contract Value equal to 0.60%, on an annual basis, of Contract Value. The mortality and expense risk charge reimburses us for mortality and expense risks. Our mortality risk arises from our obligation to continue making annuity payments to the Owner for the entire life of the Annuitant under Annuity Options involving life contingencies. We assume the risk that Annuitants will live beyond actuarial life expectancies. We also assume the risk that all administrative expenses including Contract maintenance costs, administrative costs, data processing costs, and costs of other services may exceed the mortality and expense risk charge.

    We expect to profit from the mortality and expense risk charge. We may use any profits for any lawful purpose including covering distribution costs.

2. ADMINISTRATION CHARGE

    During the Accumulation Period, we deduct a daily charge from your Contract Value equal to 0.15%, on an annual basis, of Contract Value. The administration charge reimburses us for expenses incurred for administering the Contracts. These expenses include your inquiries, changes in allocations, reports to you, Contract maintenance costs, and data processing costs. The administration charge covers the average anticipated administrative expenses incurred while the Contracts are in force. There is not necessarily a direct relationship between the amount of the charge and the administrative costs of the particular Contract.

B. CONTRACT FEE


    During the Accumulation Period, we deduct a contract fee from your Contract Value on each Monthiversary that is equal to $30 on an annual basis. We will waive this fee if your Contract Value is $50,000 or more as of any Monthiversary we would otherwise deduct the fee. We deduct this fee pro-rata from the Subaccounts in which you invest in proportion to the Contract Value each Subaccount bears to the total Contract Value. We do not assess the contract fee upon surrender, annuitization, or death.


    The contract fee reimburses us for expenses incurred in establishing and maintaining Contract records.

C. INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES

    Each Fund's net asset value reflects the deductions of investment management fees, Rule 12b-1 fees (if applicable), and certain general operating expenses. Subject to limitations, you indirectly bear these fees and expenses. Further detail is provided in the prospectuses for the Funds' statements of additional information.

D. STATE PREMIUM TAXES

    Certain state and local governments impose a premium tax currently ranging from 0% to 3.50% of Purchase Payments. If we pay state premium taxes, we will deduct the amount paid from:

    - Purchase Payments when we receive them, and/or

    - Partial withdrawals or full surrender, and/or

    - The death benefit, and/or

    - Contract Value applied to an Annuity Option at the time annuity payments start.

    See "APPENDIX A--STATE PREMIUM TAX CHART" in the Statement of Additional Information.

E. REDUCTION OR ELIMINATION OF CERTAIN CHARGES

    We may reduce or eliminate the mortality and expense risk charge, the administration charge, and/or the contract fee and/or vary the time periods in which such charges apply if we anticipate lower administrative expenses and/or sales expenses for certain Contracts. These reductions or eliminations may be for Contracts purchased by employees and registered representatives of any broker-dealer which has entered into a selling agreement with us to sell the Contract, our employees or those of our affiliates (including employees of Goldman Sachs), officers, directors, trustees, and employees of any of the Funds or the investment advisers or sub-advisers of any of the Funds, and the spouses of and immediate family members (E.G., children, siblings, parents, and grandparents) residing in the same household with such eligible persons.

    These reductions or eliminations also may be for Contracts sold in connection with certain group or sponsored arrangements. Group arrangements include those in which a trustee, an employer or an association purchases Contracts covering a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer Contracts to its employees or members on an individual basis.

    In determining whether a particular Contract or group or sponsored arrangement qualifies for a reduced or eliminated charge or fee, we will consider among other factors:

    - the size and type of group to which sales are to be made and administrative services provided, and the persistency expected from the group;

    - the total amount of Purchase Payments to be received and the method in which they will be remitted;

    - any prior or existing relationship with us;

    - the level of commission paid to selling broker-dealers;

    - the purpose for which the Contract is being purchased, and whether that purchase makes it likely that sales costs and administrative expenses will be reduced;

    - the frequency of projected surrenders or distributions; and

    - any other circumstances that reduce administrative and/or sales expenses.

    We make any reductions or eliminations according to objective guidelines in effect when an application for a Contract is approved. We may change these guidelines from time to time. Any variation in the charges will reflect differences in costs or services and will be offered uniformly to all members of the group or sponsored arrangement, if applicable. In no event will a charge reduction or elimination be permitted if it is unfairly discriminatory to any person or prohibited by law.

                               THE ANNUITY PERIOD


    Annuity Payments will be made to you, unless you direct otherwise. Contracts may be fully annuitized under one of several Annuity Options, which are available on a fixed basis. States may require variations to the Contract. If a state variation applies, it will appear in the Contract, an endorsement to the Contract, or a supplement to this Prospectus. You may annuitize any time on or after your first Contract Anniversary. Annuity payments will begin on the Annuity Date under the Annuity Option you select. You may write to us during the Accumulation Period to request a change of the Annuity Date. Subject to state variation, the Annuity Date may not be later than the Valuation Date on or next following the later of: (1) ten years from the Date of Issue; or (2) the first day of the month following the month in which the Annuitant attains age 99. In the case of joint Annuitants, we will refer to the age of the older Annuitant. (See "FEDERAL TAX MATTERS, 1. TAX DEFERRAL DURING ACCUMULATION PERIOD, DELAYED ANNUITY DATES".) We do not permit partial annuitization.


A. ANNUITY PAYMENTS


    On the Annuity Date, we will transfer your Contract Value on the Annuity Date, less any applicable premium taxes, to our General Account. To determine the first fixed annuity payment, we apply an annuity factor for the Annuity Option that you selected to this value. Each annuity payment will be equal to the first regardless of investment, mortality or expense experience, unless the Annuity Option selected specifies that there is to be a reduction in payments after the death of an Annuitant.


    The amount of the first guaranteed annuity payment depends on:

    - the selected Annuity Option; and


    - the interest rate and mortality assumption (for Annuity Options 2, 3, 4, and 5) (see "BASIS OF ANNUITY OPTIONS"); and


    - for Annuity Options 2, 3, 4, and 5, the age and gender of the Annuitant;
      and

    - the Contract Value, less any applicable premium taxes, on the Annuity Date; and

    - the frequency of annuity payments.

    The age of the Annuitant influences the amount of periodic annuity payments because an older Annuitant is expected to have a shorter life span, resulting in larger payments. Unless prohibited under state law and excluding certain employee plans, the sex of the Annuitant also influences the amount of periodic payments, where males are expected to have a shorter life span than females, also resulting in larger payments.

    Annuity payments are subject to our financial strength and claims-paying ability.

B. ANNUITY OPTIONS

    You may elect one of the Annuity Options. We must receive an election of an Annuity Option in writing at our Service Center at least 15 calendar days before the Annuity Date. If no Annuity Option is elected, monthly annuity payments will be made in accordance with Option 3 below if there is one Annuitant on the Annuity Date or under Option 5 if there are joint Annuitants on the Annuity Date. You may change an Annuity Option before the Annuity Date. You cannot change an Annuity Option after the first annuity payment is made. We reserve the right to add additional Annuity Options in the future.

    We will cancel any election of an Annuity Option if, before the Annuity Date, there is: 1) a subsequent change of Beneficiary, or 2) an assignment of the Contract unless the assignment provides otherwise.

    The Annuity Option selected must result in an initial payment that is at least equal to our minimum payment, according to our rules, at the time the Annuity Option is chosen. If the selected Annuity Option does not produce an initial payment which meets this minimum, we reserve the right to decrease the payment frequency to quarterly, semi-annually, or annually to meet this minimum, or to make a single lump sum payment.


    If you die before the Annuity Date, the Annuity Options available to the Beneficiary are limited. The Annuity Options available are:


    - Option 2 over the lifetime of the Beneficiary, or

    - Option 1 or 3 with a specified period or certain period no longer than the life expectancy of the Beneficiary. The life expectancy of the Beneficiary must be at least ten years as of the date that he or she elects Option 1 or Option 3.

    The death benefit distribution must begin no later than one year from your death, unless a later date is permitted by federal regulation.

    If the Beneficiary is not an individual, the entire interest must be distributed within five years of your death.

OPTION 1--INCOME FOR SPECIFIED PERIOD

    Option 1 provides an annuity payable monthly for ten years. If you must take required minimum distributions from a Qualified Contract, consult a tax advisor before selecting this Option, as it may not satisfy those requirements in all situations.

OPTION 2--LIFE INCOME


    Option 2 provides for an annuity payable monthly over the lifetime of the Annuitant. If Option 2 is elected, annuity payments terminate automatically and immediately on the Annuitant's death without regard to the number or total amount of payments made. Thus, it is possible for you to receive only one payment if the Annuitant dies prior to the date the second payment was due.


OPTION 3--LIFE INCOME WITH INSTALLMENTS GUARANTEED

    Option 3 provides an annuity payable monthly for a certain period of ten years and thereafter during the Annuitant's lifetime. If you must take required minimum distributions from a Qualified Contract, consult a tax advisor before selecting this Option, as it may not satisfy those requirements in all situations.

OPTION 4--JOINT AND SURVIVOR ANNUITY


    Option 4 provides an annuity payable monthly while both Annuitants are living. Upon either Annuitant's death, the monthly income payable continues over the life of the surviving Annuitant at 100% of the original payment. At the time the Annuity Option is chosen, we may offer other percentages of the original payment that continue over the life of the surviving Annuitant. Annuity payments terminate automatically and immediately upon the surviving Annuitant's death without regard to the number or total amount of payments received. Thus, it is possible for you to receive only one payment if both Annuitants die prior to the date the second payment was due.

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OPTION 5--JOINT AND SURVIVOR ANNUITY WITH INSTALLMENTS GUARANTEED

    Option 5 provides an annuity payable monthly for a certain period of ten years and thereafter while either Annuitant is alive. If you must take required minimum distributions from a Qualified Contract, consult a tax advisor before selecting this Option, as it may not satisfy those requirements in all situations.

    When you are choosing an Annuity Option, you should consider that:

    - for younger Annuitants, selecting Option 2--Life Income, might result in smaller monthly payments than selecting Option 1--Income for Specified Period; for older Annuitants, selecting Option 2--Life Income, might result in larger monthly payments than selecting Option 1--Income for Specified Period.

    - selecting Option 2 means payments terminate automatically and immediately upon the Annuitant's death without regard to the number or total amount of payments made. Thus, it is possible that only one payment will be received if death occurred prior to the date the second payment was due.

    - selecting Option 3--Life Income with Installments Guaranteed, will result in smaller monthly payments than selecting Option 2--Life Income; however, the Owner or Beneficiary may receive more payments under Option 3 if the Annuitant dies before the end of the certain period

    - selecting Option 4--Joint and Survivor Annuity, will result in smaller monthly payments than selecting Option 2--Life Income.

    - selecting Option 4 means payments terminate automatically and immediately upon the surviving Annuitant's death without regard to the number or total amount of payments received. Thus, it is possible that only one payment will be received if both Annuitants die prior to the date the second payment was due.

    In lieu of monthly payments, you may request quarterly, semi-annual, or annual payments, with our prior approval.

C. BASIS OF ANNUITY OPTIONS

    Your Contract will contain tables for each Annuity Option that show the guaranteed monthly payment for each $1,000 applied to an Annuity Option. The guaranteed monthly payments are based on an interest rate of 1.50% per year and, where mortality is involved, the "Annuity 2000 Table" developed by the Society of Actuaries projected using 200% of Scale G to the year 2030. We may offer annuity rates that are more favorable than those contained in the Contract. Any such rates will be applied uniformly to all Owners of the same class.

D. DEATH PROCEEDS DURING THE ANNUITY PERIOD

    If the Annuitant (or surviving joint Annuitant) dies during the Annuity Period, we will automatically continue any unpaid installments for the remainder of the certain period under Annuity Options 1, 3 or 5.

    If an Owner, who is not also an Annuitant, dies after the Annuity Date, the following provisions apply:

    - If the Owner was the sole Owner, the remaining annuity payments will be payable to the Beneficiary in accordance with the provisions described above. The Beneficiary will become the Owner of the Contract.

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    - If the Contract has joint Owners, the annuity payments will be payable to the surviving joint Owner in accordance with the provisions described above. Upon the death of the surviving joint Owner, the Beneficiary becomes the Owner.

E. PROTECTION OF BENEFITS

    Unless otherwise provided in the supplementary agreement, the Owner may not commute, anticipate, assign, alienate or otherwise hinder the receipt of any annuity payment. Further, the proceeds of the Contract and any payment under an Annuity Option will be exempt from the claim of creditors and from legal process to the extent permitted by law.

F. AGE, GENDER AND SURVIVAL


    We may require satisfactory evidence of the age, gender and the continued survival of any Annuitant.


    If the Annuitant's age or gender has been misstated, the amount payable under the Contract will be recalculated based on the correct age or gender. Subject to state variation, interest of 3% will be charged to any overpayment or credited to any underpayment against future payments we may make under the Contract.

    In 1983, the United States Supreme Court held in ARIZONA GOVERNING COMMITTEE
V. NORRIS that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In addition, legislative, regulatory, or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances. The Contracts offered by this Prospectus are based upon actuarial tables that distinguish between men and women, and thus the Contract provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related benefits program before purchasing the Contract. Where required by state law, or upon request of an employer or employee organization in connection with an employee plan, we may issue a Contract with annuity benefits based on female mortality rates, regardless of the sex of the Annuitant.

                          PAYMENTS TO CONTRACT OWNERS

    Generally, we will make any death benefit, withdrawal, surrender, or annuity payment to you or effect any transfer within seven days after the Valuation Date we receive your proper request at our Service Center. However, we may suspend or postpone payments of any amount where permitted under applicable federal or state laws, rules, or regulations.

    We may suspend or defer payments or transfers involving any Subaccount:

    - during any period when the New York Stock Exchange is closed,

    - when trading is restricted or the SEC determines an emergency exists, or

    - as the SEC by order may permit.

    We also may defer any annuity payment from our General Account for the period permitted by law.

    Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block your ability to make certain transactions and thereby refuse to accept any Purchase Payment or requests for transfers, withdrawals, surrenders, annuitization, or the death benefit, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

    If you have submitted a recent check or draft that has not cleared through the banking system, we have the right to defer payment of a transfer, death benefit, withdrawal, surrender, or annuity payment until such check or draft has been honored.

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                              FEDERAL TAX MATTERS

A. INTRODUCTION

    This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of the law to individual circumstances. This discussion is based on the Code, Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and the courts.

    This discussion does not address state or local tax consequences, nor federal estate or gift tax consequences, associated with buying a Contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT--FEDERAL, STATE, OR LOCAL--OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

B. OUR TAX STATUS

    We are taxed as a life insurance company and the operations of the Separate Account are treated as a part of our total operations. The Separate Account is not separately taxed as a "regulated investment company." Investment income and capital gains of the Separate Account are not taxed to the extent they are applied under a contract. We do not anticipate that we will incur federal income tax liability attributable to the income and gains of the Separate Account, and therefore we do not intend to provide for these taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may charge the Separate Account to pay these taxes.

C. TAXATION OF ANNUITIES IN GENERAL

1. TAX DEFERRAL DURING ACCUMULATION PERIOD

    Under the Code, except as described below, increases in the Contract Value of a Non-Qualified Contract are generally not taxable to the Owner or Annuitant until received as annuity payments or otherwise distributed. However, certain requirements must be satisfied for this general rule to apply, including:

    - the Contract must be owned by an individual,

    - Separate Account investments must be "adequately diversified",

    - we, rather than you, must be considered the Owner of Separate Account assets for federal tax purposes, and

    - annuity payments must appropriately amortize Purchase Payments and Contract earnings.

    NON-NATURAL OWNER. As a general rule, deferred annuity contracts held by "non-natural persons", such as corporations, trusts or similar entities, are not annuity contracts for federal income tax purposes. The investment income on these contracts is taxed each year as ordinary income received or accrued by the non-natural Owner. There are exceptions to this general rule for non-natural Owners. Contracts are generally treated as held by a natural person if the nominal Owner is a trust or other entity holding the contract as an agent for a natural person. However, this special exception does not apply to an employer who is the nominal Owner of a contract under a non-qualified deferred compensation plan for its employees.

    Additional exceptions to this rule include:

    - certain Contracts acquired by a decedent's estate due to the death of the decedent,

    - certain Qualified Contracts,

    - certain Contracts used with structured settlement agreements, and

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    - certain Contracts purchased with a single premium when the Annuity Date is no later than one year from Contract purchase and substantially equal periodic payments are made at least annually.

    DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, separate account investments must be "adequately diversified". The Treasury Secretary issued regulations prescribing standards for adequately diversifying separate account investments. If the Separate Account failed to comply with these diversification standards, the contract would not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxed on the difference between the contract value and the Purchase Payments.

    Although we do not control Fund investments, we expect that each Fund will comply with these regulations so that each Subaccount of the Separate Account will be considered "adequately diversified."

    OWNERSHIP TREATMENT. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the Contracts, we believe that the Owner of a Contract should generally not be treated as the owner of any assets in the Separate Account, see, however, the discussion below on Publicly Available Funds. We reserve the right to modify the Contracts to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Contracts from being treated as the owners of the underlying Separate Account assets.

    PUBLICLY-AVAILABLE FUNDS. Several of the Funds offered through the Separate Account are also available to the general public The IRS has ruled that investing in mutual funds shares that are "publicly-available," i.e., shares of mutual finds that can be purchased directly without purchasing a variable annuity or life insurance contract, is incompatible with the investment control restrictions described in the previous paragraph. The IRS has ruled that most types of qualified contracts are not subject to the restrictions against investing in publicly-available mutual funds. We therefore believe that Qualified Contracts (other than those issued in connection with non-government 457 plans) may invest in publicly-available funds and remain exempt from current taxation until amounts are distributed or deemed to be distributed from the Contract. However, if a Non-Qualified Contract invests in Publicly-Available Funds, it will not be treated as an annuity contract for federal income tax purposes. For this purpose, a Contract purchased in connection with a non-government sponsored 457 plan is treated as a Non-Qualified Contract.

    Accordingly, the Publicly-Available Funds under the Separate Account are intended only for Qualified Contracts. While we have established controls to avoid having a Non-qualified Contract invest in the Publicly- Available Funds, the Owner of a Non-Qualified Contract is responsible for ensuring that such an investment does not occur.

    REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner. Specifically, Section 72(s) requires that (a) if any Owner dies on or after the Annuity Date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and (b) if any Owner dies prior to the Annuity Date, the entire interest in the Contract will be distributed within five years after the date of such Owner's death. These requirements will be considered satisfied as to any portion of an Owner's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner's death. The designated Beneficiary refers to a natural person designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.

    The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

    Other rules may apply to Qualified Contracts.

    TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF A CONTRACT. A transfer or assignment of ownership of a Contract, the designation of an Annuitant, the selection of certain Annuity Dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment, or exchange, should consult a tax advisor as to the tax consequences.

    DELAYED ANNUITY DATES. If the Annuity Date occurs (or is scheduled to occur) when the Annuitant has reached an advanced age, the Contract might not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract would be currently includible in your income.

    The following discussion assumes that the Contract is treated as an annuity contract for tax purposes and that we are treated as the Owner of Separate Account assets.

2. TAXATION OF PARTIAL AND FULL WITHDRAWALS

    Partial withdrawals from a Non-Qualified Contract are includible in income to the extent the Contract Value exceeds the "investment in the contract". This amount is referred to as the "income on the contract". Full withdrawals are also includible in income to the extent they exceed the "investment in the contract." Investment in the contract equals the total of Purchase Payments minus any amounts previously received from the Contract that were not includible in your income. All amounts includible in income with respect to the Contract are taxed as ordinary income.

    Any assignment or pledge (or agreement to assign or pledge) of Contract Value is treated as a withdrawal. Investment in the contract is increased by the amount includible in income with respect to such assignment or pledge. If you transfer a contract interest, without adequate consideration, to someone other than your spouse (or to a former spouse incident to divorce), you will be taxed on the income on the contract. In this case, the transferee's investment in the contract is increased to reflect the increase in your income.

    There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax adviser should be consulted in those situations.

    Other rules may apply to Qualified Contracts.

3. TAXATION OF ANNUITY PAYMENTS

    Normally, the portion of each annuity payment taxable as ordinary income equals the payment minus the exclusion amount. The exclusion amount for annuity payments is the payment times the ratio of the investment in the contract allocated to the Annuity Option and adjusted for any period certain or refund feature, to the expected value of the annuity payments.

    Once the total amount of the investment in the contract has been recovered, annuity payments will be fully taxable. If annuity payments stop because the Annuitant dies before the total amount of the investment in the contract is recovered, the unrecovered amount generally is allowed as a deduction to the Annuitant in the last taxable year.

4. TAXATION OF DEATH BENEFIT

    Amounts may be distributed upon your or the Annuitant's death. A death benefit is includible in income and:

    - if distributed in a lump sum is taxed like a full withdrawal, or

    - if distributed under an Annuity Option is taxed like annuity payments.

5. PENALTY TAX ON PREMATURE DISTRIBUTIONS

    A 10% penalty tax applies to a taxable payment from a Non-Qualified Contract unless:

    - received on or after you reach age 59 1/2,

    - received due to your disability,

    - made to a Beneficiary after your death or, for non-natural Owners, after the primary Annuitant's death,

    - made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and a designated Beneficiary (within the meaning of the tax law),

    - made under a Contract purchased with a single premium when the Annuity Date is no later than one year from Contract purchase and substantially equal periodic payments are made at least annually,

    - made with annuities used with certain structured settlement agreements.

    Other exceptions may apply.

6. AGGREGATION OF CONTRACTS

    The taxable amount of an annuity payment or withdrawal from a Non-Qualified Contract may be determined by combining some or all of the Non-Qualified Contracts you own. For example, if you purchase a Contract and also purchase an immediate annuity at approximately the same time, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if you purchase two or more Non-Qualified deferred annuity contracts from the same company (or its affiliates) during any calendar year, these contracts are treated as one contract. The effects of this aggregation are not always clear. However, it could affect the taxable amount of an annuity payment or withdrawal and the amount which might be subject to the 10% penalty tax.

7. EXCHANGE OF ANNUITY CONTRACTS

    We may issue the Contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional Purchase Payment made as part of the exchange. Your Contract Value immediately after the exchange may exceed your investment in the contract. That excess may be includible in income should amounts subsequently be withdrawn or distributed from the Contract (e.g., as a partial surrender, full surrender, annuity income payment, or death benefit). If you exchange part of an existing annuity contract for the Contract, the IRS might treat the two contracts as one annuity contract in certain circumstances. (See "Aggregation of Contracts") You should consult your tax adviser in connection with an exchange of all or part of an annuity contract for the Contract.

D. QUALIFIED PLANS

    Currently, the Contracts are also available for use in connection with retirement plans which receive favorable treatment under Sections 401, 403, 408, 408A or 457 of the Code. Contracts offered for use in connection with retirement plans that receive favorable treatment under Sections 401, 403, 408, 408A or 457 of the Code ("Qualified Plans") are referred to as "Qualified Contracts." Numerous special tax rules apply to the participants in Qualified Plans and to Qualified Contracts. We make no attempt in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. PERSONS INTENDING TO USE THE CONTRACT IN CONNECTION WITH QUALIFIED PLANS SHOULD CONSULT A TAX ADVISER.

    Under the Code, qualified plans generally enjoy tax-deferred accumulation amounts invested in the plan. Therefore, in considering whether or not to purchase a Contract in a qualified plan, you should consider the Contract's features other than tax deferral, including the availability of lifetime annuity payments.

    The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan. For example, for both withdrawals and annuity payments under certain Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Both the amount of the contribution that may be made, and the tax deduction or exclusion that you may claim for such contribution, are limited under Qualified Plans. If the Contract is used with a Qualified Plan, you and the Annuitant must be the same individual. If a joint Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a joint Annuitant is named who is not the Annuitant's spouse, the Annuity Options which are available may be limited, depending on the difference in their ages. Furthermore, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code.


    Qualified Contracts are subject to special rules specifying the time at which distributions must begin and the amount that must be distributed each year. In the case of Individual Retirement Annuities, distributions of minimum amounts must generally begin by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. The required beginning date for 401, 403 and 457 plans is the April 1 of the calendar year following the later of the year in which the Owner attains age 70 1/2 or retires. There are no required minimum distributions during the Owner's lifetime under Roth IRAs. An excise tax is imposed for the failure to comply with the minimum distribution requirements. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution. The death benefit or other optional benefits under your Contract may affect the amount of the minimum required distribution that must be taken from your Contract. Pursuant to special legislation, required minimum distributions for the 2009 tax year generally are not required, and 2009 distributions that otherwise would be required minimum distributions may be eligible for rollover.


    A 10% penalty tax may apply to the taxable amount of payments from Qualified Contracts. For Individual Retirement Annuities, the penalty tax does not apply, for example, to a payment:

    - received after you reach age 59 1/2,

    - received after your death or because of your disability, or

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    - made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your designated Beneficiary.

    In addition, the penalty tax does not apply to certain distributions used for qualified first time home purchases, higher education expenses or qualified military reservist distributions. Special conditions must be met to qualify for these exceptions. If you wish to take a distribution for these purposes you should consult your tax adviser. Other exceptions may also be available.

    Qualified Contracts are amended to conform to tax qualification requirements. However, you are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, we are not bound by terms and conditions of Qualified Plans if they are inconsistent with the Contract.

1. QUALIFIED PLAN TYPES

    INDIVIDUAL RETIREMENT ANNUITIES. The Code permits eligible individuals to contribute to an individual retirement annuity known as an "IRA." IRAs limit the amounts contributed, the persons eligible and the time when distributions start. Also, subject to direct rollover and mandatory withholding requirements, distributions from other types of qualified plans generally may be "rolled over" on a tax-deferred basis into an IRA. The Contract may not fund a "Coverdell Education Savings Account" (formerly known as an "Education IRA").

    SIMPLIFIED EMPLOYEE PENSIONS (SEP IRAS). The Code allows employers to establish simplified employee pension plans, using the employees' IRAs. Under these plans the employer may make limited deductible contributions on behalf of the employees to IRAs. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.

    SIMPLE IRAS. The Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.

    ROTH IRAS. The Code permits contributions to an IRA known as a "Roth IRA." Roth IRAs differ from other IRAs in certain respects, including:

    - Roth IRA contributions are never deductible,

    - "qualified distributions" from a Roth IRA are excludable from income,

    - mandatory distribution rules do not apply before death,

    - a rollover to a Roth IRA must be a "qualified rollover contribution," under the Code,

    - special eligibility requirements apply, and

    - contributions to a Roth IRA can be made after the Owner has reached age 70 1/2.

    All or part of an IRA may be converted into a Roth IRA without taking an actual distribution. You may convert by notifying the IRA issuer or trustee. You must be eligible for a qualified rollover contribution to convert an IRA to a Roth IRA. A conversion typically results in the inclusion of some or all of the IRA value in gross income, except that the 10% penalty tax does not apply on the conversion. Persons with adjusted gross incomes in excess of $100,000 or who are married and file a

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separate return are not eligible to make a qualified rollover contribution or a transfer in a taxable year from a non-Roth IRA to a Roth IRA.

    Any "qualified distribution", as defined in Code Section 408A, from a Roth IRA is excludible from gross income. A qualified distribution includes a distribution made after you reach age 59 1/2, after your death, because of your disability, or made to a first-time homebuyer. A qualified distribution can only be made after the first five tax years after the year for which you (or your spouse) made a contribution to any Roth IRA established for your benefit.

    CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT-SHARING PLANS. The Code permits corporate employers to establish types of tax-favored retirement plans for employees. The Self-Employed Individuals Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh" permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts in order to provide benefits under the plans. Employers intending to use the Contract in connection with such plans should seek competent advice.

    TAX-SHELTERED ANNUITIES. Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of Purchase Payments from taxable gross income. These annuity contracts are commonly referred to as "tax-sheltered annuities". If you purchase a Contract for such purposes, you should seek competent advice as to eligibility, limitations on permissible amounts of Purchase Payments and other tax consequences associated with the Contracts.

    Tax-sheltered annuity contracts must contain restrictions on withdrawals of:

    - contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988,

    - earnings on those contributions, and

    - earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988.

    These amounts can be paid only if you have reached age 59 1/2, severed employment, died, or becomes disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals generally do not apply to the extent you direct us to transfer some or all of the Contract Value to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account.)

    For Contracts issued after December 31, 2008, amounts attributable to contributions other than salary reduction contributions generally may not be distributed before severance of employment or occurrence of an event specified in the employer's Section 403(b) plan.


    Pursuant to new tax regulations, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that withdrawals, transfers, or surrenders you request from a 403(b) Contract comply with applicable tax requirements before we process your request.


    If you are a participant in the Texas Optional Retirement Program, you may not take withdrawals before death, disability, retirement, or termination from employment in the Texas public institutions of higher education, as provided in the Texas Optional Retirement Program. (You are, however, permitted to make transfers of Contract Value among the Subaccounts.)

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    DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT
ORGANIZATIONS. The Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the Contracts in connection with such plans should seek competent advice.

2. DIRECT ROLLOVERS

    If the Contract is used with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code or with an eligible government deferred compensation plan that is qualified under Section 457(b), any "eligible rollover distribution" from the Contract will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any distribution from such a qualified retirement plan, excluding certain amounts such as:

    - minimum distributions required under Section 401(a)(9) of the Code,

    - certain distributions for life, life expectancy, or for ten years or more which are part of a "series of substantially equal periodic payments," and

    - hardship distributions.

    Under these requirements, federal income tax equal to 20% of the taxable portion of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain types of qualified retirement plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

E. FEDERAL INCOME TAX WITHHOLDING

    We withhold and send to the U.S. Government a part of the taxable portion of each distribution unless you notify us before distribution of an available election not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates for the taxable portion of periodic annuity payments are the same as the withholding rates for wage payments. In addition, the withholding rate for the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs) is 10%. The withholding rate for eligible rollover distributions is 20%.

F. OTHER TAX ISSUES

    1. FEDERAL ESTATE TAXES

    While no attempt is being made to discuss the federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

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    2. GENERATION-SKIPPING TRANSFER TAX

    Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

    3. ANNUITY PURCHASES BY RESIDENTS OF PUERTO RICO

    The Internal Revenue Service has ruled that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

    4. ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

    The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

    5. FOREIGN TAX CREDITS

    We may benefit from any foreign tax credits attributable to taxes paid by certain Funds to foreign jurisdictions to the extent permitted under federal tax law.

    6. POSSIBLE TAX LAW CHANGES

    Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract. We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract Owners currently receive. We make no guarantee regarding the tax status of any contact and do not intend the above discussion as tax advice.

                           DISTRIBUTION OF CONTRACTS

    The Contracts are distributed through the principal underwriter for the Separate Account:

                     EPOCH SECURITIES, INC. ("DISTRIBUTOR")
                     ONE NEW YORK PLAZA, NEW YORK, NY 10004
       MAILING ADDRESS: 30 HUDSON ST., 27TH FLOOR, JERSEY CITY, NJ 07032
              132 TURNPIKE ROAD, SUITE 210, SOUTHBOROUGH, MA 01772

    The Distributor is a wholly-owned subsidiary of The Goldman Sachs
Group, Inc. We reimburse the Distributor for sales of the Contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including: advertising expenses and other expenses of distributing the Contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

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    SELLING FIRMS.  We and Distributor have entered into selling agreements with selling firms for the sale of the Contracts. All selling firms receive commissions and some form of non-cash compensation. Selected selling firms may receive additional compensation, including marketing allowances, persistency payments, preferred status fees and industry conference fees. These commissions and other incentives or payments, if any, are not charged directly to Contract Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract or from our General Account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.


    COMPENSATION PAID TO ALL SELLING FIRMS. We and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. The maximum commission payable for Contract sales by selling firms is trail commissions up to 0.50% of Contract Value on an annual basis for so long as the Contract remains in effect or as agreed in the selling agreement. Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.


    ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor may pay additional compensation to selected selling firms, including marketing allowances, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative sales of our variable insurance contracts (including the Contracts). Persistency payments are periodic payments based on contract values of our variable insurance contracts (including Contract Values of the Contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the Contracts in selling firms' marketing programs, which may include marketing services and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives.

    The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the Contracts over other variable annuity contracts (or other investments) with respect to which a selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Contracts. For more information about any such arrangements, ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

                                 VOTING RIGHTS

    Proxy materials in connection with any Fund shareholder meeting are delivered or made available to each Owner with Subaccount interests invested in the Fund as of the record date. Proxy materials include a voting instruction form. It is important that each Owner provide voting instructions to us because we vote all Fund shares proportionately in accordance with instructions received from Owners. This means that we will vote shares for which no timely instructions are received in the same proportion as those shares for which we do receive voting instructions. As a result, a small number of Owners may control the outcome of a vote. We will also vote any Fund shares attributed to amounts we have accumulated in the Subaccounts in the same proportion that Owners vote. A Fund is not required to hold annual shareholders' meetings. Funds hold special meetings as required or deemed desirable for such purposes as electing trustees, changing fundamental policies or approving an investment advisory agreement.

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    Owners have voting rights in a Fund based upon the Owner's proportionate interest in the corresponding Subaccount as measured by units. Owners have voting rights before the Annuity Date, surrender, or the death of an Owner.

                    REPORTS TO CONTRACT OWNERS AND INQUIRIES

    Each calendar quarter we send you a statement showing amounts credited to each Subaccount. In addition, if you transfer amounts among the Subaccounts or make additional Purchase Payments, you receive written confirmation of these transactions. We will also send a current statement upon your request. We also send you annual and semi-annual reports for the Funds that underlie the Subaccounts in which you invest and a list of the securities held by that Fund. Read all reports carefully. If you find any errors, please contact us promptly to correct them.

    You will have access to Contract information through the Interactive Voice Response System (IVR) at 1-800-457-8803. You will also be able to access your account information from our website at WWW.COMMONWEALTHANNUITY.COM.

    You may direct inquiries to the selling agent or may call or write to us at our Service Center.

                             DOLLAR COST AVERAGING

    Under our Dollar Cost Averaging ("DCA") program, a predesignated portion of any Subaccount is automatically transferred on a monthly, quarterly, semi-annual or annual basis for a specified duration to other Subaccounts. If you elect this program, you cannot elect Automatic Asset Rebalancing. There is no charge associated with our DCA program.

    The theory of a DCA program is that by investing at regular and level increments over time, you will be able to purchase more Accumulation Units when the Accumulation Unit value is relatively low and less Accumulation units when the Accumulation Unit value is relatively high. DCA generally helps reduce the risk of purchasing Accumulation Units when market prices are high and selling when market prices are low. However, participation in the DCA program does not assure you of greater profit from your purchases under the program, nor will it prevent or necessarily reduce losses in a declining market. Moreover, while we refer to this program of periodic transfers generally as Dollar Cost Averaging, periodic transfers from a Subaccount that does not maintain a stable net asset value are less likely to produce the desired effect of the DCA program and may have the effect of reducing the average price of the Subaccount shares being redeemed. If you choose to participate in this program you should have the financial ability to continue making transfers through periods of fluctuating markets.

    The Owner may select any day of the month except for the 29th, 30th or 31st for the DCA transfers to occur. The Dollar Cost Averaging program is available only during the Accumulation Period. You may enroll any time by completing our Dollar Cost Averaging form. We must receive the enrollment form at least five business days before the transfer date.

    At the time Dollar Cost Averaging is elected, the total Contract Value in the Subaccount from which transfers will be made must be at least equal to the amount designated to be transferred on each transfer date times the duration selected.

    Dollar Cost Averaging ends if:

    - the number of designated monthly transfers has been completed,

    - Contract Value in the transferring account is insufficient to complete the next transfer; the remaining amount is transferred,

    - we receive your written termination at our Service Center at least five business days before the next transfer date, or

    - the Contract is surrendered or annuitized.

                          AUTOMATIC ASSET REBALANCING

    We currently offer Automatic Asset Rebalancing on a monthly, quarterly, semi-annual, or annual basis. If you elect this program, you cannot elect Dollar Cost Averaging. There is currently no charge for this service.

    Under Automatic Asset Rebalancing, we will allocate your Purchase Payments and rebalance your Contract Value monthly, quarterly, semi-annually, or annually to maintain the particular percentage allocation among the Subaccounts that you select based on your investment goals and risk tolerance. Rebalancing of your Contract Value will occur on the initial rebalancing date you select and then each rebalancing date thereafter. The initial date you select cannot be earlier than 30 days from the Date of Issue. If based on your selected date, rebalancing would occur on a date that is not a Valuation Date, the rebalancing will occur on the Valuation Date following your selected date. You may change the frequency of Automatic Asset Rebalancing at any time.

    We perform this periodic rebalancing to take account of:

    - increases and decreases in Contract Value in each Subaccount due to Subaccount performance, and

    - increases and decreases in Contract Value in each Subaccount due to withdrawals, transfers, and Purchase Payments.

    You may elect Automatic Asset Rebalancing at any time on or after the Date of Issue by submitting a written request to our Service Center. If you elect Automatic Asset Rebalancing, you must include all Contract Value in the program. We allocate all Purchase Payments paid under an automatic investment feature and, unless you instruct us otherwise, all other Purchase Payments in accordance with the particular percentage allocation among the Subaccounts that you have selected. The percentages that you select under Automatic Asset Rebalancing will override any prior percentage allocations that you have chosen and we will allocate all future Purchase Payments. You may change your allocations at any time. Once elected, you may instruct us, in a form satisfactory to us, at any time to terminate the program. We reserve the right to make changes to this program at any time.

                           SYSTEMATIC WITHDRAWAL PLAN

    We offer a Systematic Withdrawal Plan ("SWP") allowing you to preauthorize periodic withdrawals during the Accumulation Period. You instruct us to withdraw selected amounts from any of the Subaccounts on a monthly, quarterly, semi-annual or annual basis. WITHDRAWALS TAKEN UNDER THE SWP MAY BE SUBJECT TO PREMIUM TAXES, THE 10% TAX PENALTY ON EARLY WITHDRAWALS, AND INCOME TAXES AND WITHHOLDING. If you are interested in SWP, you may obtain an application and information concerning this program and its restrictions from us or your agent. We give thirty days' notice if we amend the SWP. The SWP may be terminated at any time by you or us. The SWP automatically terminates if a withdrawal would reduce the Contract Value below $2,000. There is no charge associated with the SWP.

                          GENERAL CONTRACT PROVISIONS

A. CONTRACT MODIFICATION

    We reserve the right to amend the Contract to meet the requirements of federal or state laws or regulations. Only our President, Vice President, Secretary, or Assistant Secretaries may change the Contract. No one else has authority to modify or waive any provision of the Contract. Any change must be in writing. At any time, we may make such changes to the Contract, without your consent, as required to make it conform with any law, regulation, or ruling issued by a government agency. We will notify you of such changes and when required will obtain approval from the appropriate regulatory authority and you.

B. ENTIRE CONTRACT

    The Contract, any written application attached to the Contract, and any endorsements and riders constitute the entire contract between the parties. All statements made in any attached application are deemed representations and not warranties. No statement will void the Contract or be used as a defense of a claim unless it is contained in an attached application.

C. INCONTESTABILITY


    We cannot contest the Contract.


D. NON-PARTICIPATING

    The Contract does not pay dividends. It will not share in our surplus or earnings.

                               LEGAL PROCEEDINGS

    There are no legal proceedings to which we, the Separate Account or the Distributor is a party, or to which the assets of the Separate Account are subject, that are likely to have a material adverse effect on:

    - the Separate Account; or

    - the ability of the Distributor to perform its contract with the Separate Account; or

    - on our ability to meet our obligations under the variable annuity contracts funded through the Separate Account.

             TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION

    The Statement of Additional Information, Table of Contents is: Services to the Separate Account; State Regulation; Experts; Financial Statements; Appendix A State Premium Tax Chart. Please read the Statement of Additional Information in conjunction with this Prospectus.

                              FINANCIAL STATEMENTS

    Financial Statements for Commonwealth Annuity and for its Separate Account are included in the Statement of Additional Information.

                                   APPENDIX A

            COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY DEFERRED VARIABLE ANNUITY IRA, ROTH IRA AND SIMPLE IRA DISCLOSURE STATEMENT

    This Disclosure Statement describes the statutory and regulatory provisions applicable to the operation of traditional Individual Retirement Annuities
(IRAs), Roth Individual Retirement Annuities (Roth IRAs) and Simple Individual Retirement Annuities (SIMPLE IRAs). Internal Revenue Service regulations require that this be given to each person desiring to establish an IRA, Roth IRA or a SIMPLE IRA. Except where otherwise indicated, IRA discussion includes Simplified Employee Pension IRAs (SEP IRA). Further information can be obtained from Commonwealth Annuity and Life Insurance Company and from any district office of the Internal Revenue Service. Also, see IRS Publication 590, INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS).

    This Disclosure Statement is for your general information and is not intended to be exhaustive or conclusive, to apply to any particular person or situation, or to be used as a substitute for qualified legal or tax advice.

    Please note that the information contained herein is based on current federal income tax law, income tax regulations, and other guidance provided by the IRS. Hence, this information is subject to change upon an amendment of the law or the issuance of further regulations or other guidance. Also, you should be aware that state tax laws may differ from federal tax laws governing such arrangements. You should consult your tax adviser about any state tax consequences of your IRA or Roth IRA, whichever is applicable.

A. REVOCATION

    Within 7 days of the date you signed your enrollment application, you may revoke the Contract and receive back 100% of your money by submitting your request in writing to us at our Service Center. Notice of revocation will be deemed mailed on the date of the postmark (or if sent by certified or registered mail, the date of the certification or registration) if it is deposited in the mail in the United States in an envelope, or other appropriate wrapper, first class postage prepaid, properly addressed.

B. STATUTORY REQUIREMENTS

    The Contract is intended to meet the requirements of Section 408(b) of the Code, Section 408A of the Code for use as a Roth IRA, or of Section 408(p) of the Code for use as a SIMPLE IRA, whichever is applicable. The Contract has not been approved as to form for use as an IRA, Roth IRA or a SIMPLE IRA by the Internal Revenue Service. Such approval by the Internal Revenue Service is a determination only as to form of the Contract, and does not represent a determination on the merits of the Contract.

    1. The amount in your IRA, Roth IRA, and SIMPLE IRA, whichever is applicable, must be fully vested at all times and the entire interest of the Owner must be nonforfeitable.

    2.  The Contract must be nontransferable by the Owner.

    3.  The Contract must have flexible premiums.

    4. For IRAs and SIMPLE IRAs, you must start receiving distributions on or before April 1 of the year following the year in which you reach age 70 1/2 (the required beginning date) (see "Required Distributions"). However,
Section 401(a)(9)(A) of the Code (relating to minimum distributions required to commence at age 70 1/2), and the incidental death benefit requirements of
Section 401(a) of the Code, do not apply to Roth IRAs.

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    If you die on or after the date required minimum distributions under
Section 401(a)(9) of the Code commence, unless otherwise permitted under applicable law, any remaining interest in the Contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before required minimum distributions commence, unless otherwise permitted under applicable law, any remaining interest in the Contract must be distributed to your Beneficiary by December 31 of the calendar year containing the fifth anniversary of your death; except that: (1) if the interest is payable to an individual who is your designated Beneficiary (within the meaning of Section 401(a)(9) of the Code), the designated Beneficiary may receive the entire interest over his or her life, or over a period certain not extending beyond his or her life expectancy, commencing on or before December 31 of the calendar year immediately following the calendar year in which you die; and (2) if the sole designated Beneficiary is your spouse, the Contract may be treated as his or her own IRA, or, where applicable, Roth IRA.

    5. Except in the case of a rollover contribution or a direct transfer (see "Rollovers and Direct Transfers"), or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP), all contributions to an IRA, Roth and SIMPLE IRA must be cash contributions which do not exceed certain limits.

    6. The Contract must be for the exclusive benefit of you and your Beneficiaries.

C. ROLLOVERS AND DIRECT TRANSFERS FOR IRAS AND SIMPLE IRAS

    1. A rollover is a tax-free transfer from one retirement program to another that you cannot deduct on your tax return. There are two kinds of tax-free rollover payments to an IRA. In one, you transfer amounts from another IRA. With the other, you transfer amounts from a qualified plan under Section 401(a) of the Code, a qualified annuity under Section 403(a) of the Code, a tax-sheltered annuity or custodial account under Section 403(b) of the Code, or a governmental plan under Section 457(b) of the Code (collectively referred to as "qualified employee benefit plans"). Tax-free rollovers can be made from a SIMPLE IRA to a SIMPLE Individual Retirement Account under Section 408(p) of the Code. An individual can make a tax-free rollover to an IRA from a SIMPLE IRA, or vice-versa, after a two-year period has expired since the individual first participated in a SIMPLE plan.

    2. You must complete the rollover by the 60th day after the day you receive the distribution from your IRA or other qualified employee benefit plan or SIMPLE IRA. The failure to satisfy this 60-day requirement may be waived by the Internal Revenue Service in certain circumstances.

    3. A rollover distribution may be made to you only once a year. The one-year period begins on the date you receive the rollover distribution, not on the date you roll it over (reinvest it).

    4. A trustee-to-trustee transfer to an IRA of funds in an IRA from one trustee or insurance company to another is not a rollover. It is a transfer that is not affected by the one-year waiting period.

    5. All or a part of the premium for the Contract used as an IRA may be paid from a rollover from an IRA or qualified employee benefit plan or from a trustee-to-trustee transfer from another IRA. All or part of the premium for the Contract used as a SIMPLE IRA may be paid from a rollover from a SIMPLE Individual Retirement Account or, to the extent permitted by law, from a direct transfer from a SIMPLE IRA.

    6. A distribution that is eligible for rollover treatment from a qualified employee benefit plan will be subject to twenty percent (20%) withholding by the Internal Revenue Service even if you roll the distribution over within the 60-day rollover period. One way to avoid this withholding is to make the distribution as a direct transfer to the IRA trustee or insurance company.

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D. CONTRIBUTION LIMITS AND ALLOWANCE OF DEDUCTION FOR IRAS

    1. In general, the amount you can contribute each year to an IRA is the lesser of (1) 100% of your compensation, or (2) the maximum annual contributions under Section 219(b) of the Code, including "catch-up" contributions for certain individuals age 50 and older. The maximum annual contribution limit for IRA contributions is equal to $5,000 for 2008 and 2009. After 2009, the limit may be indexed annually in $500 increments as determined by the Secretary of Treasury to reflect cost of living increases. An individual who has attained age 50 may make additional "catch-up" IRA contributions. The maximum annual contribution limit for the individual is increased by $1,000 except as otherwise provided by law. If you have more than one IRA, the limit applies to the total contributions made to your own IRAs for the year. Generally, if you work the amount that you earn is compensation. Wages, salaries, tips, professional fees, bonuses and other amounts you receive for providing personal services are compensation. If you own and operate your own business as a sole proprietor, your net earnings reduced by your deductible contributions on your behalf to self-employed retirement plans are compensation. If you are an active partner in a partnership and provide services to the partnership, your share of partnership income reduced by deductible contributions made on your behalf to qualified retirement plans is compensation. All taxable alimony and separate maintenance payments received under a decree of divorce or separate maintenance is compensation.

    2. In the case of a married couple filing a joint return, up to the maximum annual contribution can be contributed to each spouse's IRA, even if one spouse has little or no compensation. This means that the total combined contributions that can be made to both IRAs can be as much as $12,000 for 2009 ($5,000 annual contribution for each individual, plus $1,000 for each individual who has attained age 50).

    3. In the case of a married couple with unequal compensation who file a joint return, the limit on the deductible contributions to the IRA of the spouse with less compensation is the smaller of:

        a.  The maximum annual contribution, or

        b. The total compensation of both spouses, reduced by any deduction allowed for contributions to IRAs of the spouse with more compensation.

    The deduction for contributions to both spouses' IRAs may be further limited if either spouse is covered by an employer retirement plan.

    4. If either you or your spouse is an active participants in an employer-sponsored plan and have a certain level of income, the amount of the contribution to your IRA that is deductible is phased out, and in some cases eliminated. If you are an active participant in an employer-sponsored plan, the deductibility of your IRA contribution will be phased out, depending on your adjusted gross income, or combined adjusted gross income in the case of a joint tax return, as follows:

    JOINT RETURNS: $89,000-$109,000

    SINGLE TAXPAYERS: $55,000-$65,000

    The phase-out range for married individuals filing separately is $0-$10,000. If you file a joint tax return and are not an active participant in an employer sponsored plan, but your spouse is, the amount of the deductible IRA contribution is phased out for adjusted gross income between $166,000 and $176,000. These amounts may be indexed for cost of living increases in future years.

    To designate a contribution as nondeductible, you must file IRS Form 8606, NONDEDUCTIBLE IRAS. You may have to pay a penalty if you make nondeductible contributions to an IRA and you do not file Form 8606 with your tax return, or if you overstate the amount of nondeductible contributions on your Form 8606. If you do not report nondeductible contributions, all of the contributions to your traditional

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IRA will be treated as deductible, and all distributions from your IRA will be taxed, unless you can show, with satisfactory evidence, that nondeductible contributions were made.

    5. Contributions to your IRA for a year can be made at any time up to April 15 of the following year. If you make the contribution between January 1 and April 15, however, you may elect to treat the contribution as made either in that year or in the preceding year. You may file a tax return claiming a deduction for your IRA contribution before the contribution is actually made. You must, however, make the contribution by the due date of your return not including extensions.

    6. You cannot make a contribution other than a rollover or transfer contribution to your IRA for the year in which you reach age 70 1/2 or thereafter.

    7. A taxpayer may qualify for a tax credit for contributions to an IRA, or for a tax exemption for distributions donated to charity in 2009, depending on the taxpayer's adjusted gross income.

E. SEP IRAS

    1. SEP IRA rules concerning eligibility and contributions are governed by Code Section 408(k). The maximum deductible contribution for a SEP IRA is the lesser of $49,000 (may be indexed for cost-of-living increases in future years) or 100% of compensation.

    2. A SEP must be established and maintained by an employer (corporation, partnership, sole proprietor).

F. SIMPLE IRAS

    1. A SIMPLE IRA must be established with your employer using a qualified salary reduction agreement.

    2. You may elect to have your employer contribute to your SIMPLE IRA, under a qualified salary reduction agreement, an amount (expressed as a percentage of your compensation) not to exceed $11,500 for 2009. After 2009, the limit may be indexed annually, except as otherwise provided by law. In addition to these employee elective contributions, your employer is required to make each year either (1) a matching contribution equal to up to 3 percent, and not less than 1 percent, of your SIMPLE IRA contribution for the year, or (2) a non-elective contribution equal to 2 percent of your compensation for the year (up to $245,000 of compensation, as may be adjusted for inflation in future years). No other contributions may be made to a SIMPLE IRA.

    3. Employee elective contributions and employer contributions (I.E., matching contributions and nonelective contributions) to your SIMPLE IRA are excluded from your gross income.

    4. To the extent an individual with a SIMPLE IRA is no longer participating in a SIMPLE plan (E.G., the individual has terminated employment), and two years have passed since the individual first participated in the plan, the individual may treat the SIMPLE IRA as an IRA.

G. TAX STATUS OF THE CONTRACT AND DISTRIBUTIONS FOR IRAS AND SIMPLE IRAS

    1. Earnings of your IRA annuity contract are not taxed until they are distributed to you.

    2. In general, taxable distributions are included in your gross income in the year you receive them.

    3. Distributions under your IRA are non-taxable to the extent they represent a return of non-deductible contributions (if any). The non-taxable percentage of a distribution is determined generally by dividing your total undistributed, non-deductible IRA contributions by the value of all your IRAs (including SEPs and rollovers).

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    4.  You cannot choose the special five-year or ten-year averaging that may apply to lump sum distributions from qualified employer plans.

H. REQUIRED DISTRIBUTIONS FOR IRAS AND SIMPLE IRAS

    You must start receiving minimum distributions required under the Contract and Section 401(a)(9) of the Code from your IRA and SIMPLE IRA starting with the year you reach age 70 1/2 (your 70 1/2 year). Ordinarily, the required minimum distribution for a particular year must be received by December 31 of that year. However, you may delay the required minimum distribution for the year you reach age 70 1/2 until April 1 of the following year (I.E., the required beginning date).

    Annuity payments which begin by April 1 of the year following your 70 1/2 year satisfy the minimum distribution requirement if they provide for non-increasing payments over your life or the lives of you and your designated Beneficiary (within the meaning of Section 401(a)(9) of the Code), provided that, if installments are guaranteed, the guaranty period does not exceed the applicable life or joint expectancy.

    The applicable life expectancy is your remaining life expectancy or the remaining joint life and last survivor expectancy of you and your designated Beneficiary, determined as set forth in applicable federal income tax regulations.

    If you have more than one IRA, you must determine the required minimum distribution separately for each IRA; however, you can take the actual distributions of these amounts from any one or more of your IRAs.

    In addition, the after-death minimum distribution requirements described generally in section B. STATUTORY REQUIREMENTS apply to IRAs and SIMPLE IRAs.

    If the actual distribution from your Contract is less than the minimum amount that should be distributed in accordance with the minimum distribution requirements mentioned above, the difference generally is an excess accumulation. There is a 50% excise tax on any excess accumulations. If the excess accumulation is due to reasonable error, and you have taken (or are taking) steps to remedy the insufficient distribution, you can request that this 50% excise tax be excused by filing with your tax return an IRS Form 5329, together with a letter of explanation and the excise tax payment.

I. ROTH IRAS

    1. If your Contract is a special type of individual retirement plan known as a Roth IRA, it will be administered in accordance with the requirements of section 408A of the Code. Roth IRAs are treated the same as other IRAs, except as described here.

    2. If your Contract is a Roth IRA, we will send you a Roth IRA endorsement to be attached to, and to amend, your Contract. We reserve the right to amend the Contract as necessary or advisable from time to time to comply with future changes in the Code, regulations or other requirements imposed by the IRS to obtain or maintain its approval of the annuity as a Roth IRA.

    3. Earnings in your Roth IRA are not taxed until they are distributed to you, and will not be taxed if they are paid as a "qualified distribution," as described to you in section L, below.

    4. The minimum distribution requirements that apply to IRAs do not apply to Roth IRAs while the Owner is alive. However, after the death of a Roth IRA Owner, the after-death minimum distribution rules that apply to IRAs also apply to Roth IRAs as though the Roth IRA Owner died before his or her required beginning date. You may not use your Roth IRA to satisfy minimum distribution requirements for traditional IRAs. Nor may you use distributions from an IRA for required distributions from a Roth IRA.

J. ELIGIBILITY AND CONTRIBUTIONS FOR ROTH IRAS

    1. Generally, you are eligible to establish or make a contribution to your Roth IRA only if you meet certain income limits. No deduction is allowed for contributions to your Roth IRA. Contributions to your Roth IRA may be made even after you attain age 70 1/2.

    2. The maximum aggregate amount of contributions for any taxable year to all IRAs, including all Roth IRAs, maintained for your benefit (the "contribution limit") generally is the lesser of (1) 100% of your compensation, or (2) the maximum annual contributions under Section 219(b) of the Code, including "catch-up" contributions for certain individuals age 50 and older (as discussed in section D, above).

    The contribution limit for any taxable year is reduced (but not below zero) by the amount which bears the same ratio to such amount as:

        (a) the excess of (i) your adjusted gross income for the taxable year, over (ii) the "applicable dollar amount," bears to

        (b) $15,000 (or $10,000 if you are married).

    For this purpose, "adjusted gross income" is determined under the Code and
(1) excludes any amount included in gross income as a result of any rollover from, transfer from, or conversion of an IRA to a Roth IRA, and (2) is reduced by any deductible IRA contribution. In addition, the "applicable dollar amount" is equal to $166,000 for a married individual filing a joint return, $0 for a married individual filing a separate return, and $105,000 for any other individual. These amounts may be indexed for cost of living increases in future years.

    A "qualified rollover contribution" (discussed in section K, below), and a non-taxable transfer from another Roth IRA, are not taken into account for purposes of determining the contribution limit.

K. ROLLOVERS, TRANSFERS AND CONVERSIONS TO ROTH IRAS

    1. ROLLOVERS AND TRANSFERS--A rollover may be made to a Roth IRA only if it is a "qualified rollover contribution." A "qualified rollover contribution" is a rollover to a Roth IRA from another Roth IRA or from an IRA, but only if such rollover contribution also meets the rollover requirements for IRAs under
Section 408(d)(3). In addition, a transfer may be made to a Roth IRA directly from another Roth IRA or from an IRA.

    You may not make a qualified rollover contribution or transfer in a taxable year from an IRA to a Roth IRA if (a) your adjusted gross income for the taxable year exceeds $100,000 or (b) you are married and file a separate return.

    The rollover requirements of Section 408(d)(3) are complex and should be carefully considered before you make a rollover. One of the requirements is that the amount received be paid into another IRA (or Roth IRA) within 60 days after receipt of the distribution. The failure to satisfy this 60-day requirement may be waived by the Internal Revenue Service in certain circumstances. In addition, a rollover contribution from a Roth IRA may be made by you only once a year. The one-year period begins on the date you receive the Roth IRA distribution, not on the date you roll it over (reinvest it) into another Roth IRA. If you withdraw assets from a Roth IRA, you may roll over part of the withdrawal tax free into another Roth IRA and keep the rest of it. A portion of the amount you keep may be included in your gross income.

    2. TAXATION OF ROLLOVERS AND TRANSFERS TO ROTH IRAS--A qualified rollover contribution or transfer from a Roth IRA maintained for your benefit to another Roth IRA maintained for your benefit which meets the rollover requirements for IRAs under Section 408(d)(3) is tax-free.

    In the case of a qualified rollover contribution or a transfer from an IRA maintained for your benefit to a Roth IRA maintained for your benefit, any portion of the amount rolled over or transferred which would be includible in your gross income were it not part of a qualified rollover contribution or a nontaxable transfer will be includible in your gross income. However, Code
Section 72(t) (relating to the 10 percent penalty tax on premature distributions) will not apply.

    3. TRANSFERS OF EXCESS IRA CONTRIBUTIONS TO ROTH IRAS--If, before the due date of your federal income tax return for any taxable year (not including extensions), you transfer, from an IRA, contributions for such taxable year (and earnings thereon) to a Roth IRA, such amounts will not be includible in gross income to the extent that no deduction was allowed with respect to such amount.

    4. TAXATION OF CONVERSIONS OF IRAS TO ROTH IRAS--All or part of amounts in an IRA maintained for your benefit may be converted into a Roth IRA maintained for your benefit. The conversion of an IRA to a Roth IRA is treated as special type of qualified rollover contribution. Hence, you must be eligible to make a qualified rollover contribution in order to convert an IRA to a Roth IRA. A conversion typically will result in the inclusion of some or all of your IRA's value in gross income, as described above.

    A conversion of an IRA to a Roth IRA can be made without taking an actual distribution from your IRA. For example, an individual may make a conversion by notifying the IRA issuer or trustee, whichever is applicable.

    UNDER SOME CIRCUMSTANCES, IT MIGHT NOT BE ADVISABLE TO ROLLOVER, TRANSFER, OR CONVERT ALL OR PART OF AN IRA TO A ROTH IRA. WHETHER YOU SHOULD DO SO WILL DEPEND ON YOUR PARTICULAR FACTS AND CIRCUMSTANCES, INCLUDING, BUT NOT LIMITED TO, SUCH FACTORS AS WHETHER YOU QUALIFY TO MAKE SUCH A ROLLOVER, TRANSFER, OR CONVERSION, YOUR FINANCIAL SITUATION, AGE, CURRENT AND FUTURE INCOME NEEDS, YEARS TO RETIREMENT, CURRENT AND FUTURE TAX RATES, YOUR ABILITY AND DESIRE TO PAY CURRENT INCOME TAXES WITH RESPECT TO AMOUNTS ROLLED OVER, TRANSFERRED, OR CONVERTED, AND WHETHER SUCH TAXES MIGHT NEED TO BE PAID WITH WITHDRAWALS FROM YOUR ROTH IRA (SEE DISCUSSION BELOW OF "NON-QUALIFIED DISTRIBUTIONS"). YOU SHOULD CONSULT A QUALIFIED TAX ADVISER BEFORE ROLLING OVER, TRANSFERRING, OR CONVERTING ALL OR PART OF AN IRA TO A ROTH IRA.

    5. SEPARATE ROTH IRAS--Due to the complexity of, and proposed changes to, the tax law, it may be advantageous to maintain amounts rolled over, transferred, or converted from an IRA in separate Roth IRAs from those containing regular Roth IRA contributions. For the same reason, you should consider maintaining a separate Roth IRA for each amount rolled over, transferred, or converted from an IRA. These considerations should be balanced against the additional costs you may incur from maintaining multiple Roth IRAs. You should consult your tax adviser if you intend to contribute rollover, transfer, or conversion amounts to your Contract, or if you intend to roll over or transfer amounts from your Contract to another Roth IRA maintained for your benefit.

L. INCOME TAX CONSEQUENCES OF ROTH IRAS

    1. QUALIFIED DISTRIBUTIONS--Any "qualified distribution" from a Roth IRA is excludible from gross income. A "qualified distribution" is a payment or distribution which satisfies two requirements. First, the payment or distribution must be (a) made after you attain 59 1/2, (b) made after your death, (c) attributable to your being disabled, or (d) a "qualified special purpose distribution" (I.E., a qualified first-time homebuyer distribution under the Code). Second, the payment or distribution must be made in a taxable year that is at least five years after (1) the first taxable year for which a contribution was made to any Roth IRA established for you, or (2) in the case of a rollover from, or a conversion of, an IRA to a Roth IRA, the taxable year in which the rollover or conversion was made if the payment or distribution is allocable (as determined in the manner set forth in guidance issued by the IRS) to the rollover contribution or conversion (or to income allocable thereto).

    2. NONQUALIFIED DISTRIBUTIONS--A distribution from a Roth IRA which is not a qualified distribution is taxed under Code Section 72 (relating to annuities), except that such distribution is treated as made first from contributions to the Roth IRA to the extent that such distribution, when added to all previous distributions from the Roth IRA, does not exceed the aggregate amount of contributions to the Roth IRA. For purposes of determining the amount taxed,
(a) all Roth IRAs established for you will be treated as one contract, (b) all distributions during any taxable year from Roth IRAs established for you will be treated as one distribution, and (c) the value of the contract, income on the contract, and investment in the contract, if applicable, will be computed as of the close of the calendar year in which the taxable year begins.

    An additional tax of 10% is imposed on nonqualified distributions (including amounts deemed distributed as the result of a prohibited loan or use of your Roth IRA as security for a loan) made before the benefited individual has attained age 59 1/2, unless one of the exceptions discussed in Section N applies.

M. TAX ON EXCESS CONTRIBUTIONS

    1. You must pay a 6% excise tax each year on excess contributions that remain in your Contract. Generally, an excess contribution is the amount contributed to your Contract that is more than you can contribute. The excess is taxed for the year of the excess contribution and for each year after that until you correct it. If contributions to your IRA for a year are more than the contribution limit, you can apply the excess contribution in one year to a later year if the contributions for that later year are less than the maximum allowed for that year.

    2. You will not have to pay the 6% excise tax if you withdraw the excess amount by the date your tax return is due including extensions for the year of the contribution. You do not have to include in your gross income an excess contribution that you withdraw from your Contract before your tax return is due if the income earned on the excess was also withdrawn and no deduction was allowed for the excess contribution. You must include in your gross income the income earned on the excess contribution.

N. TAX ON PREMATURE DISTRIBUTIONS

    There is an additional tax on premature distributions from your IRA, Roth IRA, or SIMPLE IRA, equal to 10% of the taxable amount. For premature distributions from a SIMPLE IRA made within the first 2 years you participate in a SIMPLE plan, the additional tax is equal to 25% of the amount of the premature distribution that must be included in gross income. Premature distributions are generally amounts you withdraw before you are age 59 1/2. However, the tax on premature distributions does not apply generally:

        1.  To amounts that are rolled over or transferred tax free;

        2. To a distribution which is made on or after your death, or on account of you being disabled within the meaning of Code Section 72(m)(7);

        3. To a distribution which is part of a series of substantially equal periodic payments (made at least annually) over your life or your life expectancy or the joint life or joint life expectancy of you and your Beneficiary;

        4. To a distribution which is used for qualified first-time homebuyer expenses, qualified higher education expenses, certain medical expenses, or by an unemployed individual to pay health insurance premiums; or

        5. To a distribution mode during a specified time period to a reservist who is called or ordered to active duty for a period in excess of 170 days or for an indefinite period.

O. EXCISE TAX REPORTING

    Use Form 5329, Additional Taxes Attributable to Qualified Retirement Plans (Including IRAs), Annuities, and Modified Endowment Contracts, to report the excise taxes on excess contributions, premature distributions, and excess accumulations. If you do not owe any IRA, SIMPLE IRA or Roth IRA excise taxes, you do not need Form 5329. Further information can be obtained from any district office of the Internal Revenue Service.

P. BORROWING

    If you borrow money against your Contract or use it as security for a loan, the Contract will lose its classification as an IRA, Roth IRA, or SIMPLE IRA, whichever is applicable, and you must include in gross income the fair market value of the Contract as of the first day of your tax year. In addition, you may be subject to the tax on premature distributions described above. (Note: The Contract does not allow borrowings against it, nor may it be assigned or pledged as collateral for a loan.)

Q. REPORTING

    We will provide you with any reports required by the Internal Revenue
Service.

R. ESTATE TAX

    Generally, the value of your IRA, including your Roth IRA, is included in your gross estate for federal estate tax purposes.

S. FINANCIAL DISCLOSURE

    1. We deduct a daily charge from your Contract Value currently equal to 0.75%, on an annual basis, of Contract Value.

    2. During the Accumulation Period, we deduct a monthly contract fee from your Contract Value equal to $30, on an annual basis.

    3. The method used to compute and allocate the annual earnings is contained in the Prospectus under the heading "Accumulation Unit Value" for Contract Value.

    4. The growth in value of your Contract is neither guaranteed nor projected but is based on the investment experience of the Separate Account.

                      STATEMENT OF ADDITIONAL INFORMATION
                                JUNE [15], 2009


                            ------------------------

                     COMMONWEALTH HORIZON VARIABLE ANNUITY
                       FLEXIBLE PREMIUM VARIABLE DEFERRED
                               ANNUITY CONTRACTS

                            ------------------------

                                   ISSUED BY
                COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
                               IN CONNECTION WITH
                    COMMONWEALTH ANNUITY SEPARATE ACCOUNT A


HOME OFFICE:                       SERVICE CENTER MAILING ADDRESS:
132 Turnpike Road, Suite 210       P.O. Box 758550
Southborough, MA 01772             Topeka, Kansas 66675-8550
1-866-297-7531                     1-800-457-8803


    This Statement of Additional Information is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus of the Separate Account dated June [15], 2009. The Prospectus may be obtained from Commonwealth Annuity and Life Insurance Company by writing or calling the Service Center address or telephone number listed above.


                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
SERVICES TO THE SEPARATE ACCOUNT                                     1
STATE REGULATION                                                     2
EXPERTS                                                              2
FINANCIAL STATEMENTS                                                 2
APPENDIX A STATE PREMIUM TAX CHART                                   2


                        SERVICES TO THE SEPARATE ACCOUNT

    Commonwealth Annuity and Life Insurance Company ("Commonwealth Annuity" or the "Company") maintains the books and records of Commonwealth Annuity Separate Account A (the "Separate Account"). Commonwealth Annuity holds the assets of the Separate Account. The assets are kept segregated and held separate and apart from the general funds of Commonwealth Annuity. Commonwealth Annuity maintains records of all purchases and redemptions of shares of each Fund by each of the Subaccounts. All expenses incurred in the operations of the Separate Account, except the Contract fees and charges described in the Prospectus, are borne by Commonwealth Annuity.


    The independent registered public accounting firm for the Separate Account is PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT, 06103.



    For the years ended December 31, 2008 and 2007, Epoch Securities, Inc. received 375,369.01 and $1,614.56, respectively, in connection with the sale of all contracts funded by Commonwealth Annuity Separate Account A. Epoch Securities, Inc. No commission were retained by Epoch for sales of all contracts funded by Commonwealth Annuity Separate Account A.

                                STATE REGULATION

    Commonwealth Annuity is subject to the laws of Massachusetts governing insurance companies and to regulation by the Massachusetts Division of Insurance. An annual statement in a prescribed form is filed with the Massachusetts Division of Insurance each year. Commonwealth Annuity's books and accounts are subject to review by the Division of Insurance at all times, and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, Commonwealth Annuity is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

    In connection with its purchase of the Company in December 2005, Goldman Sachs provided certain written assurances to the Commissioner of the Massachusetts Division of Insurance (the "Commissioner"). More specifically, Goldman Sachs agreed to make capital contributions to the Company, subject to a maximum of $350 million, if necessary to ensure that the Company maintains a risk-based capital ratio of at least 100%, pursuant to Massachusetts Insurance Law. Such assurances have been provided solely to the Commissioner by Goldman Sachs. These assurances are not evidence of indebtedness or an obligation or liability of Goldman Sachs, and do not provide Contract Owners with any specific rights or recourse against Goldman Sachs.

                                    EXPERTS

    The financial statements of Commonwealth Annuity at December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, and the financial statements of the Commonwealth Annuity Separate Account A of the Company as of December 31, 2008 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.

                              FINANCIAL STATEMENTS


    This Statement of Additional Information contains financial statements for the Company. The financial statements of the Company should be considered primarily as bearing on our ability to meet our obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Separate Account. The Contracts are not entitled to participate in our earnings, dividends, or surplus.


    [FINANCIAL STATEMENTS TO BE FILED BY PRE-EFFECTIVE AMENDMENT.]

                                   APPENDIX A
                            STATE PREMIUM TAX CHART

                                                       RATE OF TAX
                                                -------------------------
                                                QUALIFIED   NON-QUALIFIED
STATE                                             PLANS         PLANS
-----                                           ---------   -------------
California....................................      0.50%*       2.35%*
Maine.........................................      0.00%        2.00%
Nevada........................................      0.00%        3.50%*
South Dakota..................................      0.00%        1.25%**
West Virginia.................................      1.00%*       1.00%*
Wyoming.......................................      0.00%        1.00%

           -----------------------------------

           * Taxes will be assessed when annuity benefits commence. We reserve the right to deduct taxes earlier if such taxes are assessed by the state.

           ** The Tax Rate is 0.08% on annuity considerations in excess of $500,000.

          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Commonwealth Annuity and Life Insurance Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholder's equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of Commonwealth Annuity and Life Insurance Company at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
April 17, 2009

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
CONSOLIDATED BALANCE SHEETS

DECEMBER 31,                                                        2008       2007
--------------------------------------------------------------------------------------
(In millions)
ASSETS
   Investments:
      Fixed maturities at fair value (amortized cost of $959.7
         and $967.2 in 2008 and 2007, respectively)               $  929.3   $   965.7
      Equity securities at fair value (cost of $93.5 and $108.1
         in 2008 and 2007, respectively)                              68.1       102.7
      Policy loans                                                    92.9       106.1
                                                                  --------   ---------
         Total investments                                         1,090.3     1,174.5
                                                                  --------   ---------
   Cash and cash equivalents                                         277.4        57.4
   Accrued investment income                                          12.3        11.3
   Reinsurance receivable on paid and unpaid losses, benefits,
      unearned premiums and modified coinsurance                   2,572.6     2,070.0
   Value of business acquired (intangible)                           146.5       220.4
   Deferred policy acquisition costs                                 118.3       153.3
   Deferred federal income taxes                                     139.3       129.7
   Derivative instruments receivable                                 182.9        29.1
   Other assets                                                       74.7        31.9
   Separate account assets                                         3,659.8     6,906.7
                                                                  --------   ---------
         Total assets                                             $8,274.1   $10,784.3
                                                                  ========   =========
LIABILITIES
   Policy liabilities and accruals:
      Future policy benefits                                      $3,748.6   $ 3,133.2
      Outstanding claims and losses                                   16.3         9.2
      Contractholder deposit funds and other policy liabilities       65.6        46.3
                                                                  --------   ---------
         Total policy liabilities and accruals                     3,830.5     3,188.7
                                                                  --------   ---------
   Derivative instruments payable                                     57.7        33.7
   Collateral on derivative instruments                               60.0          --
   Accrued expenses and other liabilities                             46.5        56.4
   Reinsurance payable                                                25.5        21.4
   Separate account liabilities                                    3,659.8     6,906.7
                                                                  --------   ---------
         Total liabilities                                        $7,680.0   $10,206.9
                                                                  --------   ---------
Commitments and contingencies (Notes 17 and 18)
SHAREHOLDER'S EQUITY
   Common stock, $1,000 par value, 10,000 shares authorized,
      2,526 shares issued and outstanding                         $    2.5   $     2.5
   Additional paid-in capital                                        466.9       416.9
   Accumulated other comprehensive loss                              (25.0)       (3.2)
   Retained earnings                                                 149.7       161.2
                                                                  --------   ---------
         Total shareholder's equity                                  594.1       577.4
                                                                  --------   ---------
         Total liabilities and shareholder's equity               $8,274.1   $10,784.3
                                                                  ========   =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,                                    2008     2007     2006
-------------------------------------------------------------------------------------------
(In millions)
REVENUES
   Universal life and investment product policy fees              $ 189.6   $239.6   $233.0
   Net investment income                                            125.6    137.5    114.5
   Net realized investment (losses)/gains                           (49.6)     5.9     (7.3)
   Other income                                                      21.6     19.9     16.7
                                                                  -------------------------
      Total revenues                                                287.2    402.9    356.9
                                                                  -------------------------
BENEFITS, LOSSES AND EXPENSES
   Policy benefits, claims, losses and loss adjustment expenses     297.1    141.7    105.2
   Policy acquisition expenses                                      106.9     52.7     39.0
   (Gains)/losses on derivative instruments                        (175.6)     6.8     46.7
   Other operating expenses                                          59.5     70.1     74.9
                                                                  -------------------------
      Total benefits, losses and expenses                           287.9    271.3    265.8
                                                                  -------------------------
      (Loss)/income before federal income taxes                      (0.7)   131.6     91.1
                                                                  -------------------------
FEDERAL INCOME TAX EXPENSE
                                                                  -------------------------
   Deferred federal income tax expense                               10.8     34.6     26.2
                                                                  -------------------------
Net (loss)/income                                                 $ (11.5)  $ 97.0   $ 64.9
                                                                  =========================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                           ACCUMULATED OTHER      TOTAL
                                                 ADDITIONAL     RETAINED     COMPREHENSIVE     SHAREHOLDER'S
(IN MILLIONS)                  COMMON STOCK   PAID-IN CAPITAL   EARNINGS          LOSS            EQUITY
------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2006         $2.5            $329.9        $ (0.7)         $   --           $331.7
Net income                                                         64.9                             64.9
Other comprehensive income:
Net unrealized losses                                                              (1.2)            (1.2)
Capital contribution                                 87.0                                           87.0
                                   ---------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2006       $2.5            $416.9        $ 64.2          $ (1.2)          $482.4
                                   =====================================================================
Net income                                                         97.0                             97.0
Other comprehensive income:
Net unrealized losses                                                              (2.0)            (2.0)
                                   ---------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2007       $2.5            $416.9        $161.2          $ (3.2)          $577.4
                                   =====================================================================
Net loss                                                          (11.5)                           (11.5)
Other comprehensive income:
Net unrealized losses                                                             (21.8)           (21.8)
Capital contribution                                 50.0                                           50.0
                                   ---------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2008       $2.5            $466.9        $149.7          $(25.0)          $594.1
                                   =====================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31,                                  2008     2007    2006
---------------------------------------------------------------------------------------
(In millions)
                                                                 ----------------------
Net (loss)/income                                                $(11.5)  $97.0   $64.9
                                                                 ----------------------
Other comprehensive (loss)/income:
   Available-for-sale securities, net of policyholder amounts:
      Net depreciation during the period                          (33.5)   (3.0)   (2.0)
      Benefit for deferred federal income taxes                    11.7     1.0     0.8
                                                                 ----------------------
   Total available-for-sales securities                           (21.8)   (2.0)   (1.2)
                                                                 ----------------------
Comprehensive (loss)/income                                      $(33.3)  $95.0   $63.7
                                                                 ======================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,                                                     2008       2007       2006
-----------------------------------------------------------------------------------------------------------------
(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss)/income                                                              $   (11.5)  $  97.0   $    64.9
   Adjustments to reconcile net (loss)/income to net cash provided by (used in)
      operating activities:
      Net realized investment (gains)/losses                                           49.6      (5.9)        7.3
      Non cash derivative activity                                                   (172.6)     (7.4)       28.5
      Net accretion of premiums on investments                                         (1.1)      0.7        (0.8)
      Net amortization and depreciation                                               107.5      52.7        39.0
      Deferred federal income taxes                                                    10.8      34.6        26.2
      Change in deferred policy acquisition costs                                      13.8     (53.0)     (110.0)
      Change in premiums and notes receivable, net of reinsurance premiums
         payable                                                                        4.1      16.9        (2.6)
      Change in accrued investment income                                              (1.0)      1.6         7.9
      Change in policy liabilities and accruals, net                                  622.5    (281.5)    1,053.6
      Change in reinsurance receivable and modified coinsurance                      (502.6)    104.8    (1,362.9)
      Change in expenses and taxes payable                                             (9.9)     (4.4)       (5.6)
      Other, net                                                                       11.5     (17.0)       (5.6)
                                                                                  ---------   -------   ---------
      Net cash provided by/(used in) operating activities                             121.1     (60.9)     (260.1)
                                                                                  ---------   -------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
      Proceeds from disposals and maturities of fixed maturities                    1,550.8     773.9     2,206.0
      Proceeds from disposals of other investments                                    271.9      19.3         0.6
      Purchase of fixed maturities                                                 (1,580.2)   (662.4)   (2,012.1)
      Purchase of equity securities                                                      --     (43.7)      (64.4)
      Purchase of other investments                                                  (212.9)    (20.3)       (1.4)
      Capital expenditures                                                               --        --        (1.5)
      Net payments related to margin deposits on derivative instruments                  --        --        (0.1)
                                                                                  ---------   -------   ---------
      Net cash provided by investing activities                                        29.6      66.8       127.1
                                                                                  ---------   -------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
      Deposits in/(withdrawals from) contractholder deposit funds                      19.3      (7.4)      (17.6)
      Capital contribution                                                             50.0        --        86.3
                                                                                  ---------   -------   ---------
      Net cash provided by/(used in) financing activities                              69.3      (7.4)       68.7
                                                                                  ---------   -------   ---------
      Net change in cash and cash equivalents                                         220.0      (1.5)      (64.3)
      Cash and cash equivalents, beginning of period                                   57.4      58.9       123.2
                                                                                  ---------   -------   ---------
      Cash and cash equivalents, end of period                                    $   277.4   $  57.4   $    58.9
                                                                                  =========   =======   =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

1. ORGANIZATION

Commonwealth Annuity and Life Insurance Company ("the Company") is a stock life insurance company organized under the laws of Massachusetts, and is a wholly-owned subsidiary of The Goldman Sachs Group, Inc ("Goldman Sachs"). The Company manages blocks of variable annuity, variable universal life insurance, whole life insurance, term life insurance, universal life insurance and minor blocks of group retirement products. In 2007, the Company began issuance of 403(b) variable annuity products. This requires the Company to have an affiliated broker dealer to act as principal underwriter and distributor. The Company signed an agreement with Epoch Securities Inc. ("Epoch"), a Delaware corporation, and a Financial Industry Regulatory Authority ("FINRA") member firm, to serve as principal underwriter for several of the Company's variable products. Epoch is a wholly-owned subsidiary of Goldman Sachs (see Note 18 - Related Party Transactions). Prior to September 1, 2006, the Company was named Allmerica Financial Life Insurance and Annuity Company ("AFLIAC").

On December 30, 2005, Goldman Sachs acquired all outstanding common shares of the Company from The Hanover Insurance Group ("THG") (the "Transaction"). Immediately preceding the Transaction, the Company distributed its ownership in certain wholly-owned subsidiaries, First Allmerica Financial Life Insurance Company ("FAFLIC"), VeraVest Investments, Inc. ("VeraVest"), and Allmerica Financial Investment Management Services, Inc ("AFIMS") directly to THG as a dividend to shareholders. The Company's remaining non-insurance subsidiaries were distributed to FAFLIC as a capital contribution prior to the Transaction.

Concurrent with the Transaction, the Company entered into several servicing agreements to provide certain operational and administrative support of its business. Transitional service agreements with THG provided operational support, system and policy conversion support, accounting and other services until December 31, 2006. An operational servicing agreement was executed with Security Benefit Life Insurance Company ("Se2") on December 30, 2005, to provide customer and agent support and perform other key policy administration and operational functions. As of December 31, 2006, these operational functions were transferred to Se2.

2. BASIS OF PRESENTATION

The accompanying audited financial statements have been prepared in accordance with generally accepted accounting principles ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Transaction was accounted for using the purchase method under Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS No. 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") and purchase accounting adjustments were "pushed down" to the Company's financial statements. Under the purchase method of accounting, assets acquired and liabilities assumed were recorded at estimated fair value at the date of purchase, and updated as of December 31, 2008 and December 31, 2007. See Note 4
- Purchase Accounting, for a purchase accounting income statement containing the changes.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A. VALUATION OF INVESTMENTS

The Company accounts for its investments in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). At the time of purchase, fixed maturity securities are classified based on the Company's intent as either held-to-maturity, trading or available-for-sale.

Fixed maturities and equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported in accumulated other comprehensive income, a separate component of shareholder's equity. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income.

Policy loans are carried principally at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     A. VALUATION OF INVESTMENTS (CONTINUED)

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk and that meet the conditions for separate account reporting under American Institute of Certified Public Accountants ("AICPA") Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contract and for Separate Accounts" ("SOP 03-1"), are reported as a component of revenues based upon specific identification of the investment assets sold. When an other-than-temporary decline in value of a specific investment is deemed to have occurred, the Company reduces the cost basis of the investment to fair value. This reduction is permanent and is recognized as a realized investment loss. Realized investment gains and losses related to separate accounts that meet the conditions for separate account reporting under SOP 03-1 accrue to and are borne by the contract holder.

     B. FINANCIAL INSTRUMENTS

Financial instruments are reflected in the balance sheet on a trade-date basis. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses. Fair value measurements are not adjusted for transaction costs.

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including U.S. government and agency securities, liquid mortgage products, investment-grade corporate bonds, money market securities, state, municipal and provincial obligations, swap contracts, option contracts, futures contracts and a high yield mutual fund. The high yield fund invests in high yield, fixed income securities that, at the time of purchase, are non-investment grade. This holding is classified within Equity Securities on the Company's Consolidated Balance Sheets.

The Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), as of the beginning of 2007. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

BASIS OF FAIR VALUE MEASUREMENT

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. See "Note 3N - New and Adopted Accounting Pronouncements" for a discussion of the impact of adopting SFAS No. 157.

During the fourth quarter of 2008, both the Financial Accounting Standards Board ("FASB") and the staff of the Securities and Exchange Commission ("SEC") re-emphasized the importance of sound fair value measurement in financial reporting. In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active" ("FSP No. FAS 157-3"). This statement clarifies that determining fair value in an inactive or dislocated market depends on facts and circumstances and requires significant management judgment. This statement specifies that it is acceptable to use inputs based on management estimates or assumptions, or for management to make adjustments to observable inputs to determine fair value when markets are not active and relevant observable inputs are not available. The Company's fair value measurement policies are consistent with the guidance in FSP No. FAS 157-3.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     B. FINANCIAL INSTRUMENTS (CONTINUED)

Credit risk is an essential component of fair value. Cash products (e.g., bonds and loans) and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The Company calculates the fair value of derivative assets by discounting future cash flows at a rate which incorporates counterparty credit spreads and the fair value of derivative liabilities by discounting future cash flows at a rate which incorporates the Company's own credit spreads. In doing so, credit exposures are adjusted to reflect mitigants, namely collateral agreements which reduce exposures based on triggers and contractual posting requirements. The Company manages its exposure to credit risk as it does other market risks and will price, economically hedge, facilitate and intermediate trades which involve credit risk. The Company records liquidity valuation adjustments to reflect the cost of exiting concentrated risk positions, including exposure to the Company's own credit spreads.

In determining fair value, the Company separates its financial instruments into two categories: cash instruments and derivative contracts. See "Note 3C - Cash Instruments" and "Note 3D - Derivatives and Hedging Activities" below.

     C. CASH INSTRUMENTS

The Company's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, many other sovereign government obligations, and most money market securities. Such instruments are generally classified within level 1 of the fair value hierarchy. In accordance with SFAS No. 157, the Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most investment-grade and high-yield corporate bonds, most mortgage products, state, and municipal obligations. Such instruments are generally classified within level 2 of the fair value hierarchy.

Certain cash instruments are classified within level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Such instruments include private equity and subordinated obligations. The transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. This valuation is adjusted only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Recent market conditions, particularly in the fourth quarter of 2008 (characterized by dislocations between asset classes, elevated levels of volatility, and reduced price transparency), have increased the level of management judgment required to value cash trading instruments classified within level 3 of the fair value hierarchy. In particular, management's judgment is required to determine the appropriate risk-adjusted discount rate for cash trading instruments with little or no price transparency as a result of decreased volumes and lower levels of trading activity. In such situations, the Company's valuation is adjusted to approximate rates which market participants would likely consider appropriate for relevant credit and liquidity risks.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     D. DERIVATIVES AND HEDGING ACTIVITIES

Derivative contracts can be exchange-traded or over-the-counter ("OTC"). Exchange-traded derivatives typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company generally values exchange-traded derivatives within portfolios using models which calibrate to market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying cash instruments. In such cases, exchange-traded derivatives are classified within level 2 of the fair value hierarchy.

As of the Transaction, the Company entered into certain OTC derivatives, primarily equity put options and interest rate swaptions, to hedge certain equity market, credit and interest rate risk. None of these post-transaction instruments qualify for hedge accounting, and are carried at fair value or amounts that approximate fair value.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments are typically classified within level 2 of the fair value hierarchy.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within level 3 of the fair value hierarchy. Where the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. The valuations of these less liquid OTC derivatives are typically based on level 1 and/or level 2 inputs that can be observed in the market, as well as unobservable level 3 inputs. Subsequent to initial recognition, the Company updates the level 1 and level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the Company cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

In November 2006, per an investment management agreement with Goldman Sachs Asset Management, L.P. ("GSAM"), the Company began to trade futures contracts. Exchange-traded futures and options are effected through a regulated exchange and positions are marked to market through the Consolidated Statements of Income on a daily basis. The Company has little exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments. From time to time, futures contracts are terminated. The termination of such contracts would be recognized in income as they are marked to market on a daily basis. Terminations would not materially impact earnings as any payment due upon termination represents one day of market exposure. The clearinghouse guarantees the performance of both counterparties which mitigates credit risk.

     E. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid overnight deposits held in the ordinary course of business. None of this is restricted or segregated for specific business reasons. Approximately $81.8 million is held at one financial institution at December 31, 2008.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     F. DEFERRED POLICY ACQUISITION COSTS ("DAC") AND DEFERRED SALES INDUCEMENTS ("DSI")

DAC consists of commissions, ceding commissions, and other costs, which vary with, and are primarily related to, the production of revenues. The Company defers sales inducements generated by variable annuities that offer enhanced crediting rates or bonus payments. DAC is amortized over its estimated life in accordance with SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS No. 97"). As part of the recording of fair value purchase accounting due to the acquisition of the Company, all DAC and DSI acquired from THG were written down to zero as of the Transaction date.

Subsequent to the Transaction, DAC and DSI balances primarily were created via the deferral of ceding commissions and bonus interest credits paid in the reinsurance of in force contracts. DAC and DSI amortization is reviewed periodically and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be recognized from these products. Acquisition costs and sales inducements related to variable annuity products are amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. (See Note 14 - Deferred Policy Acquisition Costs for further discussion).

     G. REINSURANCE

Reinsurance accounting is followed for ceded and assumed transactions when the risk transfer provisions of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," have been met. To meet risk transfer requirements, a long duration reinsurance contract must transfer mortality or morbidity risks, and subject the reinsurer to a reasonable possibility of a significant loss.

With respect to ceded reinsurance, the valuation of claims recoverable depends on whether the underlying claim is a reported claim, or a future policy benefit. For reported claims, the Company values reinsurance recoverables at the time the underlying claim is recognized, in accordance with contract terms. For future policy benefits, the Company estimates the amount of reinsurance recoverables based on the terms of the reinsurance contracts and historical reinsurance recovery information and applies that information to the future policy benefit estimates. The reinsurance recoverables are based on what the Company believes are reasonable estimates and the balance is disclosed separately in the financial statements. However, the ultimate amount of the reinsurance recoverable is not known until all claims are settled. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible.

See Note 13 - Reinsurance for further discussion.

     H. PROPERTY, EQUIPMENT AND CAPITALIZED SOFTWARE

Property, equipment, leasehold improvements and capitalized software are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements.

The Company tests for the potential impairment of long-lived assets whenever events or changes in circumstances suggest that the carrying amounts may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." The Company recognizes impairment losses only when the carrying amounts of long-lived assets exceed the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. In such cases, the Company reduces the carrying value of the asset to fair value. Fair values are estimated using discounted cash flow analysis.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     I. VALUE OF BUSINESS ACQUIRED ("VOBA")

VOBA is an intangible asset that reflects the estimated fair value of in-force contracts resulting from the Transaction. VOBA represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in force at the acquisition date.

The methodology for determining the amortization of VOBA is based on SFAS No.
97. Under SFAS No. 97, acquisition costs for variable universal life insurance and variable annuity products are generally amortized over the lives of the policies in relation to the emergence of estimated gross profits ("EGPs") from surrender charges, investment, and mortality net of reinsurance ceded and expense margins and actual realized gain (loss) on investments. Contract lives for variable universal life policies and variable annuities are estimated to be 30 years.

The carrying amount of VOBA is adjusted for the effects of realized and unrealized gains and losses on debt securities classified as available-for-sale and certain derivatives. Amortization expense of VOBA reflects an assumption for an expected level of credit-related investment losses. When actual credit-related investment losses are realized, the Company recognize a true-up to our VOBA amortization within realized gain (loss) in the Consolidated Statements of Income reflecting the incremental impact of actual versus expected credit-related investment losses. These actual to expected amortization adjustments can create volatility from period to period in realized gain (loss).

VOBA is reviewed periodically to ensure that the unamortized portion does not exceed the expected recoverable amounts.

     J. SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of variable annuity and variable life insurance contractholders. Assets consist principally of mutual funds, bonds, common stocks, and short-term obligations at market value. The investment income and gains and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. However, the Company's net income reflects fees assessed and earned on fund values of these contracts. See Note 6 - Liabilities for Minimum Gurantees under Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration contracts and for Separate Accounts.

Separate account assets representing contract holder funds are measured at fair value and reported as a summary total in the Balance Sheet, with an equivalent summary total reported for related liabilities. The open-ended mutual funds in the separate accounts produce a daily net asset value that is validated with a sufficient level of observable activity to support classification of the fair value measurement as level 1, under SFAS No. 157.

     K. POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for annuity, life, and health products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 3.5 % to 11.5 % for annuities and 2.5 % to 6.0 % for life insurance. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life, variable universal life and variable annuities include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges. Liabilities for variable annuities include a reserve for guaranteed minimum death benefits ("GMDB") in excess of contract values.

Liabilities for outstanding claims and claims adjustment expenses are estimates of payments to be made on health insurance contracts for reported losses and claims adjustment expenses and estimates of losses and claims adjustment expenses incurred but not reported. These liabilities are determined using case basis evaluations and statistical analyses and represent estimates of the

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     K. POLICY LIABILITIES AND ACCRUALS (CONTINUED)

ultimate cost of all claims incurred but not paid. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations.

Contractholder deposit funds and other policy liabilities include deposit administration funds and immediate participation guarantee funds and consist of deposits received from customers and investment earnings on their fund balances.

Policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, the Company believes that policy liability and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near-term if the estimates discussed above are revised.

     L. PREMIUM, FEE REVENUE AND RELATED EXPENSES

Premiums for individual life insurance and individual and group annuity products, excluding universal life and investment-related products, are considered revenue when due. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses include annuity benefit claims for guaranteed minimum death benefits in excess of contract values, and net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income, with mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values. Certain policy charges such as enhanced crediting rates or bonus payments that represent compensation for services to be provided in future periods are classified as deferred sales inducements and amortized over the period benefited using the same assumptions used to amortize deferred acquisition costs. See Note 14 - Deferred Policy Acquisition Costs, for further information regarding revaluation of DAC and deferred sales inducements.

     M. FEDERAL INCOME TAXES

Deferred federal income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). These differences result primarily from insurance reserves, net operating loss carryforwards, policy acquisition expenses, tax credit carryforwards and deferred sales inducements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN No. 48"), to create a single model to address accounting for uncertainty in tax positions (See Note 3N - New and Adopted Accounting Pronouncements).

     N. NEW AND ADOPTED ACCOUNTING PRONOUNCEMENTS

In January 2009, the FASB issued FASB Staff Position ("FSP") No. EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20," ("FSP EITF 99-20-1"). The FSP amends the impairment guidance of Emerging Issues Task Force ("EITF") Issue No. 99-20, "Recognition of Interest Income and Impairment of Purchased Beneficial Interest and Beneficial Interest that Continue to Be Held by a Transferor in Securitized Financial Assets," by removing the exclusive reliance upon market participant assumptions about future cash flows when evaluating impairment of securities within its scope. FSP EITF 99-20-1 requires companies to follow the impairment guidance in SFAS No. 115, which permits the use of reasonable management judgement of the probability that the holder will be unable to collect all amounts due. The FSP is effective prospectively for interim and annual reporting periods ending after December 15, 2008. The Company adopted the FSP on December 31, 2008 and the adoption did not have a material effect on the Company's financial condition, results of operations or cash flows.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     N. NEW AND ADOPTED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

As discussed above, in October 2008, the FASB issued FSP No. FAS 157-3, which clarifies the application of SFAS No. 157 in an inactive market, without changing its existing principles. The FSP was effective immediately upon issuance. The adoption of FSP No. FAS 157-3 did not have an effect on the Company's financial condition, results of operations or cash flows.

In September 2008, the FASB issued FSP No. FAS 133-1 ("FSP No. FAS 133-1") and FIN 45-4 ("FIN 45-4"), "Disclosures about Credit Derivatives and Certain
Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161." FSP No. FAS 133-1 and FIN 45-4 requires enhanced disclosures about credit derivatives and guarantees and amends FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" to exclude credit derivative instruments accounted for at fair value under SFAS No. 133. The FSP is effective for financial statements issued for reporting periods ending after November 15, 2008. Adoption of FSP No. FAS 133-1 and FIN 45-4 did not have an effect on the Company's financial condition, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value (i.e., the fair value option), on an instrument-by-instrument basis, that are otherwise not accounted for at fair value under other accounting standards. The election to use the fair value option is available at specified election dates, such as when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes in fair value must be recorded in earnings. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. The Company did not adopted SFAS No. 159 for any portion of its business.

In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Under FAS No. 157, fair value measurements are not adjusted for transaction costs.

SFAS No. 157 nullifies the consensus reached in EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," ("EITF Issue No. 02-3") that prohibited the recognition of day one gain or loss on derivative contracts (and hybrid instruments measured at fair value under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as modified by SFAS No. 155) where the Company could not verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS No. 157 requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model. The Company adopted SFAS 157 as of January 1, 2007; adoption did not have a material effect on the Company's financial condition, results of operations or cash flows.

In June 2006, the FASB issued FIN No. 48. FIN No. 48 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company adopted the provisions of FIN No. 48 as of January 1, 2007; adoption did not have any impact on the Company's financial condition, results of operations or cash flows and did not result in any adjustments to retained earnings.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" ("SFAS No. 155"). SFAS No. 155 permits an entity to measure at fair value any financial instrument that contains an embedded derivative that otherwise would require bifurcation. As permitted, the Company early adopted SFAS No. 155 in the first quarter of 2006. Adoption did not have a material effect on the Company's financial condition, results of operations or cash flows.

In September 2005, the AICPA issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 provides guidance on

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     N. NEW AND ADOPTED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

accounting by insurance companies for deferred acquisition costs on internal replacements of insurance and investment contracts other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." This statement is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company adopted SOP 05-1 as of January 1, 2007; adoption did not have a material effect on the Company's financial condition, results of operations or cash flows.

     O. ACCOUNTING STANDARDS NOT YET ADOPTED

In April 2009, the FASB issued FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly," ("FSP FAS No. 157-4"). FSP FAS No. 157-4 provides guidance in estimating fair value in accordance with SFAS 157 when the volume and level of activity for an asset or liability have significantly decreased when compared to normal activity. FSP FAS no. 157-4 also provides guidance in identifying circumstances that indicate a transaction is not orderly, which may indicate that further analysis of transactions or quoted market prices is needed and a significant adjustment to these transactions or prices may be necessary to estimate fair value in accordance with SFAS 157. FSP FAS No. 157-4 shall be effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. The Company will adopt FSP FAS No. 157-4 in 2009; the Company is currently reviewing the impact of adoption of FSP FAS No. 157-4 on the Company's financial condition, results of operations and cash flows.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments," ("FSP FAS No. 115-2 and FAS 124-2"), which amends the other-than-temporary impairment guidance for debt securities and changes the presentation and disclosure requirements for other-than-temporary impairments on both debt and equity securities. Under FSP FAS No. 115-2 and FAS 124-2, only that portion of an other-than-temporary impairment loss on a debt security related to credit is charged through the income statement, unless the entity intends to or it is more likely than not that the entity will be required to sell the impaired debt security prior to recovery. FSP FAS No. 115-2 and FAS 124-2 shall be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. The Company will adopt FSP FAS No. 115-2 and FAS 124-2 in 2009; the Company is currently reviewing the impact of adoption of FSP FAS No. 115-2 and FAS 124-2 on the Company's financial condition, results of operations and cash flows.

In May 2008, the FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts - an interpretation of FASB Statement No. 60." The scope of SFAS No. 163 is limited to financial guarantee insurance (and reinsurance) contracts issued by enterprises that are included within the scope of SFAS No. 60, "Accounting and Reporting by Insurance Enterprises," and that are not accounted for as derivative instruments. SFAS No. 163 excludes from its scope insurance contracts that are similar to financial guarantee insurance, such as mortgage guaranty insurance and credit insurance on trade receivables. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for certain disclosures about the insurance enterprise's risk management activities. Except for certain disclosures, earlier application is not permitted. The Company does not have any contracts with guarantees within the scope of this standard. The Company's adoption of SFAS No. 163 on January 1, 2009 will have no impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for reporting periods beginning after November 15, 2008, with early application encouraged. Since SFAS No. 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS No. 161 will not affect the Company's financial condition, results of operations or cash flows.

In December 2007, the FASB issued a revision to SFAS No. 141, "Business Combinations." SFAS No. 141(R) requires changes to the accounting for transaction costs, certain contingent assets and liabilities, and other balances in a business combination. In addition, in partial acquisitions, when control is obtained, the acquiring company must measure and record all of the target's assets

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     O. ACCOUNTING STANDARDS NOT YET ADOPTED (CONTINUED)

and liabilities, including goodwill, at fair value as if the entire target company had been acquired. The Company will apply the provisions of SFAS No. 141(R) to business combinations occurring after December 31, 2008. Adoption of SFAS No. 141(R) will not affect the Company's financial condition, results of operations or cash flows.

In June 2007, the AICPA issued Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide 'Audits of Investment Companies' and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" ("SOP 07-1") SOP 07-1 clarifies when an entity may apply the provisions of the Audit and Accounting Guide for Investment Companies (the Guide). In February 2008, the FASB issued FSP Statement of Position 07-1-a, "The Effective Date of AICPA Statement of Position 07-1," which indefinitely defers the effective date for SOP 07-01.

     P. RECLASSIFICATIONS

Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

4. PURCHASE ACCOUNTING

Goldman Sachs' acquisition of the Company is accounted for by applying SFAS No. 141 through "push down" accounting. Included in the following table is VOBA, which represents the present value of future profits embedded in the acquired contracts. See Note 12 - Value of Business Acquired, for further explanation of VOBA. The assessment of fair value in accordance with SFAS No. 141 included the establishment of intangible assets for VOBA and various state licenses. No specific goodwill was recognized as a result of this assessment. In accordance with SFAS No. 141 the purchase allocation period to identify and record fair value for all assets acquired and liabilities assumed should usually not exceed one year from the transaction date, with the exception of tax adjustments. At the conclusion of 2007 and 2006, additional balance sheet adjustments related to tax items were identified. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of December 30, 2005 and purchase accounting adjustments made for the years ended December 31, 2008, December 31, 2007 and December 31, 2006.

                                                      EFFECT OF        EFFECT OF        EFFECT OF       PROFORMA
                                    DECEMBER 30,   ADJUSTMENTS IN   ADJUSTMENTS IN   ADJUSTMENTS IN   DECEMBER 31,
FAIR VALUE                              2005           2006(1)          2007(2)          2008(2)          2005
------------------------------------------------------------------------------------------------------------------
(In millions)
Assets:
Total investments at market value     $ 1,391.8        $   --           $  --             $  --         $ 1,391.8
Cash and cash equivalents                 123.2            --              --                               123.2
VOBA                                      318.5         (12.4)           (5.8)             (8.6)            291.7
Other assets at fair value              1,007.5          18.4             5.6               8.6           1,040.1
Separate account assets                 8,578.3            --              --                --           8,578.3
                                      ---------------------------------------------------------------------------
   Total assets acquired               11,419.3           6.0            (0.2)               --          11,425.1
Liabilities:
Policyholder account balances           2,436.3           5.3              --                --           2,441.6
Other liabilities at fair value            72.3            --            (0.4)               --              71.9
Separate account liabilities            8,578.3            --              --                --           8,578.3
                                      ---------------------------------------------------------------------------
   Total liabilities assumed           11,086.9           5.3            (0.4)               --          11,091.8
Total purchase price                  $   332.4        $  0.7           $ 0.2             $  --         $   333.3
                                      ===========================================================================

(1) Adjustment to Other assets reflects the combined effect of adjustment to the deferred tax asset (see Note 10), receivables from reinsurers and other accounts receivable.

(2) Adjustment to Other assets reflects the effect of adjustment to the deferred tax asset.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

4. PURCHASE ACCOUNTING (CONTINUED)

PURCHASE PRICE:
----------------------------------------------
(In millions)
Initial payment of purchase price       $262.0
FAFLIC ceding commission                   8.6
Direct transaction expenses                6.9
Additional deferred purchase price        54.9
Purchase accounting final adjustments      0.9
                                        ------
Total purchase price                    $333.3
                                        ======

5. SIGNIFICANT TRANSACTIONS

On January 1, 2008, the Company reinsured under an assumption agreement a book of business from Fidelity Mutual Life Insurance Company ("FML") comprising primarily whole, term and universal life insurance policies. FML was in rehabilitation under the governance of the State of Pennsylvania, and the Company has no responsibility for the dissolution or future state of FML and any of its remaining legal entity obligations or liabilities. As part of this transaction, the Company paid a ceding commission of $4.3 million and assumed general account reserves of $0.7 billion.

During the first quarter of 2008, the Company effectively ceded the entire FML block of business to its affiliate, Columbia Capital Life Reinsurance Company ("Columbia"). In consideration of Columbia's assumption of the business, the Company received a ceding commission of $4.1 million.

On May 25, 2007 the Company signed an agreement, effective retroactive to January 1, 2007, with Pacific Life Insurance Company ("Pacific Life") to assume 8% of its variable annuity products sold in 2007. The base annuities were assumed on a modified coinsurance and the benefits provided via riders were assumed on a coinsurance basis. As separate account liabilities were assumed under modified coinsurance terms, ownership of the underlying separate account assets was not transferred and these assets are not reflected in the Consolidated Balance Sheets. The Company assumed general account reserves of $58.2 million and, for the retroactive period prior to signing, recorded a payable to Pacific Life of $12.4 million for the period through May 2007.

In February 2008, the Pacific Life contract was recaptured retroactive to January 1, 2008. Concurrent with the recapture, certain derivative options hedging the rider benefits of this treaty were disposed. The recapture of the Pacific Life block resulted in a recapture of $25.5 million in reserves and resulted in a $41.3 million reduction in DAC and reinsurance receivable on paid and unpaid losses, benefits, unearned premiums and modified coinsurance. See
Note 13 - Reinsurance for further discussion.

On July, 1, 2006, the Company entered into a modified coinsurance agreement with Chase Insurance Life and Annuity Company ("CILAC") to assume 100% of its variable annuity business on a modified coinsurance basis. The Company assumed general account reserves of $1.3 billion and paid a ceding allowance of $85.0 million to CILAC. As separate account liabilities were assumed under modified coinsurance terms, ownership of the underlying separate account assets was not transferred and these assets are not reflected in the Consolidated Balance Sheets. On April 1, 2007, CILAC was merged into Protective Life Insurance Company ("Protective").

6. LIABILITIES FOR MINIMUM GUARANTEES UNDER STATEMENT OF POSITION 03-1, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADTIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS

GUARANTEED MINIMUM DEATH BENEFITS

The Company has issued variable annuity contracts with a GMDB feature. The GMDB feature provides annuity contractholders with a guarantee that the benefit received at death will be no less than a prescribed minimum amount. This amount is based on either the net deposits paid into the contract, the net deposits accumulated at a specified rate, the highest historical account value on a

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

6. LIABILITIES FOR MINIMUM GUARANTEES UNDER STATEMENT OF POSITION 03-1, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADTIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS (CONTINUED)

contract anniversary, or more typically, the greatest of these values. If the GMDB is higher than the current account value at the time of death, the Company incurs a cost equal to the difference.

The following summarizes the liability for GMDB contracts reflected in the general account. The GMDB exposure includes reinsurance assumed, however modified coinsurance is excluded as it provides negligible GMDB reserves and significant account values:

FOR THE YEARS ENDED DECEMBER 31,    2008     2007
--------------------------------------------------
(In millions)
Beginning balance                  $212.4   $237.0
Provision for GMDB:
   GMDB expense incurred             25.2      6.4
   Volatility (1)                   149.5     13.8
                                   ---------------
                                    174.7     20.2
Claims, net of reinsurance:
   Claims from policyholders        (76.7)   (44.6)
   Claims ceded to reinsurers        76.1     41.1
                                   ---------------
                                     (0.6)    (3.5)
GMDB reinsurance premium            (71.5)   (41.3)
                                   ---------------
Ending balance                     $315.0   $212.4
                                   ===============

(1) Volatility reflects the difference between actual and expected investment performance, persistency, age distribution, mortality and other factors that are assumptions within the GMDB reserving model.

The reserve represents estimates, over a range of stochastic scenarios, of the present value of future GMDB net benefits expected to be paid less the present value of future GMDB net fees charged to the policyholders.

The following information relates to the reserving methodology and assumptions for GMDB at December 31, 2008 and 2007.

     - The projection model used 500 stochastically generated return scenarios with mean performance ranging from 5% to 10% depending on the underlying fund type.

     - Implied volatilities by duration were based on a combination of over the counter quotes (when available) and historical volatilities. For 2008, volatility assumptions range from 30% to 45%, varying by equity fund type; 10% for bond funds; and 1% for money market funds. For 2007, volatility assumptions ranged from 20% to 34%, varying by equity fund type; 7% for bond funds; and 1% for money market funds.

     - The mortality assumptions are factors of the 1994 GMDB table based on age and gender. The overall average factor is 79% of the 1994 GMDB table. Mortality improvement of 1% per year for 10 years is assumed.

     - The full surrender rate assumption varies from 1% to 50% depending on distribution channel, contract type, policy duration, and attained age. The aggregate projected full surrender rates for 2009 and 2010 are approximately 15% and 16%, respectively (full surrender rates include annuitizations, but they do not reflect partial withdrawals or deaths).

     - The partial withdrawal rate assumption varies by distribution channel, tax qualified status, and attained age. Total projected partial withdrawals are from 5% - 7% for all years.

The following table presents the account value, net amount at risk and average attained age of underlying contractholders for guarantees in the event of death as of December 31, 2008 and 2007. The net amount at risk is the death benefit coverage in force or the amount that the Company would have to pay if all contractholders had died as of the specified date, and represents the excess of the guaranteed benefit over the account value.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

6. LIABILITIES FOR MINIMUM GUARANTEES UNDER STATEMENT OF POSITION 03-1, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADTIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS (CONTINUED)

DECEMBER 31,
(IN MILLIONS, EXCEPT FOR CONTRACTHOLDER INFORMATION)       2008       2007
----------------------------------------------------------------------------
Net deposits paid
   Account value                                         $  2,623   $  4,239
   Net amount at risk                                    $    169   $     26
   Average attained age of contractholders                     62         61
Ratchet (highest historical account value at specified
   anniversary dates)
   Account value                                         $    777   $  1,549
   Net amount at risk                                    $    328   $     60
   Average attained age of contractholders                     67         66
Roll-up (net deposits accumulated at a specified rate)
   Account value                                         $     50   $     80
   Net amount at risk                                    $     39   $     17
   Average attained age of contractholders                     79         78
Higher of ratchet or roll-up
   Account value                                         $  2,712   $  4,849
   Net amount at risk                                    $  2,295   $    958
   Average attained age of contractholders                     74         73
Total of guaranteed benefits categorized above
   Account value                                         $  6,162   $ 10,717
   Net amount at risk                                    $  2,831   $  1,061
   Average attained age of contractholders
      (weighted by account value)                              68         67
Number of contractholders                                 181,847    213,958

The above table includes business coinsured from FAFLIC and Protective for both years. 2007 includes reinsurance assumed from Pacific Life.

GUARANTEED MINIMUM INCOME BENEFIT

Additionally, the Company previously issued variable annuity contracts with a guaranteed minimum income benefit ("GMIB") feature. The GMIB liability as of December 31, 2008 was $34.7 million with a benefit paid of approximately $50.0 thousand. The GMIB liability at December 31, 2007 was $14.2 million with no benefits paid out. Similar to the approach employed to value the GMDB reserve, the fair value reserve for the GMIB feature was computed using a risk neutral approach. The reserve was determined by estimating the present value of future GMIB benefits expected to be paid less the present value of future GMIB fees charged to the policyholders, over a range of stochastic scenarios.

SALES INDUCEMENTS

The Company's variable annuity product offerings included contracts that offered enhanced crediting rates or bonus payments. These enhanced rates are considered sales inducements under SOP 03-1. As such, the balance of sales inducement assets were required to be reclassified from DAC to other assets upon adoption of SOP 03-1, and amortization of these sales inducements over the life of the contract is required to be reflected as a policy benefit. Amortization of these contracts is required to be computed using the same methodology and assumptions used in amortizing DAC.

Deferrred sales inducements at December 31, 2008 reflect bonus interest payments on direct and assumed blocks and are included in "Other assets" in the accompanying Consolidated Balance Sheets.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

6. LIABILITIES FOR MINIMUM GUARANTEES UNDER STATEMENT OF POSITION 03-1, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADTIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS (CONTINUED)

The following reflects the changes to the deferred sales inducement asset:

FOR THE YEARS ENDED DECEMBER 31,        2008     2007
-----------------------------------------------------
(In millions)
Balance at beginning of year           $ 8.9    $  --
Block acquisition                         --      3.9
Reinsurance treaty recapture            (8.9)      --
Acquisition expenses deferred            0.5      5.3
Amortized to expense during the year      --     (0.3)
                                       --------------
Balance at end of year                 $ 0.5    $ 8.9
                                       ==============

SEPARATE ACCOUNTS WITH CREDITED INTEREST GUARANTEES

The Company issued variable annuity and life contracts through its separate accounts for which net investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The Company also issued variable annuity and life contracts through separate accounts where the Company contractually guarantees to the contractholder the total deposits made to the contract less any partial withdrawals plus a minimum return.

The market value adjusted ("MVA") product attributable to assumed modified coinsurance basis. See further explanation within Note 13 - Reinsurance.

The Company had the following variable annuities with guaranteed minimum returns:

DECEMBER 31,                             2008        2007
-----------------------------------------------------------
(In millions)
Account value                          $   36.7   $   47.2
Range of guaranteed minimum return
   rates                                2.8-6.5%   2.8-6.5%

Account balances of these contracts with guaranteed minimum returns were invested as follows:

DECEMBER 31,                            2008    2007
----------------------------------------------------
(In millions)
Asset Type:
   Fixed maturities                    $28.7   $40.8
   Cash and cash equivalents            16.5    11.5
                                       -------------
Total                                  $45.2   $52.3
                                       =============

7. INVESTMENTS

     A. FIXED MATURITIES AND EQUITY SECURITIES

The Company accounts for its investments in fixed maturities and equity securities, all of which are classified as available-for-sale, in accordance with the provisions of SFAS No. 115.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

7. INVESTMENTS (CONTINUED)

     A. FIXED MATURITIES AND EQUITY SECURITIES (CONTINUED)

The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

DECEMBER 31,                                                       2008
-------------------------------------------------------------------------------------------
                                                              GROSS        GROSS
                                               AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                  COST        GAINS        LOSSES     VALUE
-------------------------------------------------------------------------------------------
(In millions)
U.S. Treasury securities and U.S. government
   and agency securities                         $205.7       $22.3       $ (0.8)    $227.2
States and political subdivisions                  23.0         2.2         (0.1)      25.1
Corporate fixed maturities                        400.7         8.4        (32.4)     376.7
Mortgage-backed securities                        330.3         3.1        (33.1)     300.3
                                                 ------------------------------------------
Total fixed maturities                           $959.7       $36.0       $(66.4)    $929.3
                                                 ==========================================
Equity securities                                $ 93.5       $  --       $(25.4)    $ 68.1
                                                 ==========================================

DECEMBER 31,                                                       2007
-------------------------------------------------------------------------------------------
                                                              GROSS       GROSS
                                               AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                  COST        GAINS       LOSSES      VALUE
-------------------------------------------------------------------------------------------
(In millions)
U.S. Treasury securities and U.S. government
   and agency securities                         $204.1       $ 5.2       $   --     $209.3
States and political subdivisions                  16.1         0.2           --       16.3
Corporate fixed maturities                        428.2         2.0        (10.6)     419.6
Mortgage-backed securities                        318.8         3.3         (1.6)     320.5
                                                 ------------------------------------------
Total fixed maturities                           $967.2       $10.7       $(12.2)    $965.7
                                                 ==========================================
Equity securities                                $108.1       $  --       $ (5.4)    $102.7
                                                 ==========================================

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance in 1994 to maintain, through a custodial account in New York, a security deposit, the market value of which will equal 102% of all outstanding liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 2008, the amortized cost and fair value of the assets on deposit were $79.4 million and $86.8 million, respectively. At December 31, 2007, the amortized cost and fair value of assets on deposit in New York were $42.4 million and $43.6 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $5.3 million and $5.2 million were on deposit with various state and governmental authorities at December 31, 2008 and 2007, respectively. Fair values related to these securities were $6.6 million and $6.0 million at December 31, 2008 and 2007, respectively.

The Company entered into various derivative and other arrangements that required assets, such as cash and fixed maturities, to be pledged as collateral. At December 31, 2008, the Company held $60.0 million in cash as collateral, compared to $43.4 million held as fixed maturities at December 31, 2007.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

7. INVESTMENTS (CONTINUED)

     A. FIXED MATURITIES AND EQUITY SECURITIES (CONTINUED)

                                          DECEMBER 31,    DECEMBER 31,
                                              2008            2008
                                         AMORTIZED COST    FAIR VALUE
----------------------------------------------------------------------
(In millions)
Due in one year or less                      $ 65.8          $ 64.2
Due after one year through five years         261.6           264.0
Due after five years through ten years        106.0           112.3
Due after ten years                           526.3           488.8
                                             ----------------------
Total                                        $959.7          $929.3
                                             ======================

     B. DERIVATIVE INSTRUMENTS

Simultaneous to the Transaction, the Company implemented a hedging strategy consisting of long duration equity derivative put options. The hedge is primarily static consisting of quarterly put options. The purpose of the hedge is to protect against increases in GMDB liability in the event that the market grows at a rate below LIBOR. In addition, the Company invests in exchange traded futures and options as part of its overall diversification and total return objectives.

On December 12, 2007, the Company implemented an enhancement to its existing hedging strategy by selling short-duration S&P futures to reduce our long delta position. This strategy would help reduce expected volatility from changes in the market and protects the Company from adverse market movements.

On May 25, 2007, the Company entered into a reinsurance contract with Pacific Life, accounted for on a coinsurance/modified-coinsurance ("co-modco") basis with respect to the annuity riders and base contracts. Insurance contracts in their entirety do not meet the definition of a derivative instrument, but may contain embedded derivatives. This reinsurance agreement stated that the Company would pay its proportionate share of the present value of the guaranteed future income stream in excess of account value. The riders were accounted for as an embedded derivative under Derivatives Implementation Group issue B25, "Embedded
Derivatives: Deferred Variable Annuity Contracts with Payment Alternatives at the end of the Accumulation Period," ("DIG B25").

On February 2008, the contract was recaptured retroactive to January 1, 2008. Concurrent with this recapture, certain derivative options hedging the rider benefits of this treaty were disposed.

On July 1, 2006, the Company entered into a reinsurance contract which is accounted for on a modified coinsurance basis. Under a traditional modified coinsurance arrangement, the ceding company owns the assets backing the liabilities and transfers their book investment returns to the reinsurer, including credited related gains or losses. The reinsurance contract represents a hybrid instrument that should be bifurcated into its host contract and embedded derivative components. An embedded derivative exists because the Company is exposed to third-party credit risk. This is accounted for as an embedded derivative under Derivatives Implementation Group issue B36, "Modified Coinsurance Arrangements and Debt Instruments that Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor Under Those Instruments," ("DIG B36").

The Company does not employ hedge accounting.

     C. TRADING ACTIVITIES

For 2008, the Company recognized a net gain of $175.6 million on its derivatives. For 2007, the Company recognized a net loss of $6.8 million on its derivatives. The derivatives in this program included exchange-traded futures contracts and interest rate swap contracts. The hedges did not qualify for hedge accounting under SFAS No. 133. The core risk the Company seeks to address with its hedging strategy is GMDB exposure. The objective is to protect against increases in GMDB liability in the event that the market grows at a rate below LIBOR, while maintaining some upside potential in rising markets.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

7. INVESTMENTS (CONTINUED)

     C. TRADING ACTIVITIES (CONTINUED)

On May 25, 2007, the Company entered into a reinsurance contract which is accounted for on a co-modco basis with respect to the annuity riders and base contracts. Insurance contracts in their entirety do not meet the definition of a derivative instrument, and may contain embedded derivatives. This reinsurance agreement states that the Company will pay its proportionate share of the present value of the guaranteed future income stream in excess of account value. The riders are accounted for as an embedded derivative as defined by DIG B25. In February 2008, the contract was recaptured retroactive to January 1, 2008.

     D. UNREALIZED GAINS AND LOSSES

Unrealized gains and losses on available-for-sale, other securities, and derivative instruments are summarized as follows:

                                                                            EQUITY
                                                              FIXED     SECURITIES AND
DECEMBER 31,                                               MATURITIES        OTHER        TOTAL
-----------------------------------------------------------------------------------------------
(In millions)
2008
Net appreciation/(depreciation), beginning of year           $  0.4         $ (3.6)      $ (3.2)
                                                             ----------------------------------
   Net (depreciation) on available-for-sale
      Securities                                              (28.8)         (20.1)       (48.9)
   Net depreciation from the effect on value of business
      acquired and on policy liabilities                       15.4             --         15.4
   Benefit for deferred federal income taxes                    4.7            7.0         11.7
                                                             ----------------------------------
                                                               (8.7)         (13.1)       (21.8)
                                                             ----------------------------------
Net depreciation, end of year                                $ (8.3)        $(16.7)      $(25.0)
                                                             ==================================
2007
Net (depreciation)/appreciation, beginning of year           $ (2.0)        $  0.8       $ (1.2)
                                                             ----------------------------------
   Net appreciation/(depreciation) on available-for-sale
      securities                                                2.8           (6.7)        (3.9)
   Net depreciation from the effect on value of business
      acquired and on policy liabilities                        0.9             --          0.9
   (Provision)/benefit for deferred federal income taxes       (1.3)           2.3          1.0
                                                             ----------------------------------
                                                                2.4           (4.4)        (2.0)
                                                             ----------------------------------
Net (depreciation)/appreciation, end of year                 $  0.4         $ (3.6)      $ (3.2)
                                                             ==================================
2006
Net appreciation, beginning of year                          $   --         $   --       $   --
                                                             ----------------------------------
   Net (depreciation)/appreciation on available-for-sale
      securities                                               (4.3)           1.3         (3.0)
   Net depreciation from the effect on value of business
      acquired and on policy liabilities                        1.0             --          1.0
   Benefit/(provision) for deferred federal income taxes        1.3           (0.5)         0.8
                                                             ----------------------------------
                                                               (2.0)           0.8         (1.2)
                                                             ----------------------------------
Net (depreciation) appreciation, end of year                 $ (2.0)        $  0.8       $ (1.2)
                                                             ==================================

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

7. INVESTMENTS (CONTINUED)

     E. SECURITIES IN A CONTINUOUS UNREALIZED LOSS POSITION

The following table provides information about the Company's fixed maturities and equity securities that have been continuously in an unrealized loss position.

DECEMBER 31,                                                   2008
--------------------------------------------------------------------------------------
                                              GROSS                    NUMBER OF
                                           UNREALIZED    FAIR    SECURITIES WITH GROSS
(IN MILLIONS)                                LOSSES      VALUE     UNREALIZED LOSSES
--------------------------------------------------------------------------------------
Investment grade fixed maturities (1):
   0-6 months                                $(13.6)    $ 52.9             22
   7-12 months                                (22.4)      87.1             22
   Greater than 12 months                     (18.6)      39.4             12
                                             --------------------------------
Total investment grade fixed maturities      $(54.6)    $179.4             56
                                             --------------------------------
Below investment grade fixed maturities:     $ (2.1)    $ 11.3              3
                                             --------------------------------
Total fixed maturities                       $(56.7)    $190.7             59
                                             ================================
Equity securities:
0-6 months                                   $(25.4)    $ 68.1              1
                                             --------------------------------
Total equity securities                      $(25.4)    $ 68.1              1
                                             ================================

(1) Includes gross unrealized losses for investment grade fixed maturity obligations of the U.S. Treasury, U.S. government and agency securities, states, and political subdivisions of $0.0 million at December 31, 2008.

DECEMBER 31,                                                   2007
--------------------------------------------------------------------------------------
                                              GROSS                    NUMBER OF
                                           UNREALIZED    FAIR    SECURITIES WITH GROSS
(IN MILLIONS)                                LOSSES      VALUE     UNREALIZED LOSSES
--------------------------------------------------------------------------------------
Investment grade fixed maturities (1):
   0-6 months                                $ (1.7)    $ 66.7             28
   7-12 months                                 (9.5)     190.9             43
   Greater than 12 months                      (1.0)      19.7              7
                                             --------------------------------
Total investment grade fixed maturities      $(12.2)    $277.3             78
                                             --------------------------------
Below investment grade fixed maturities:     $   --     $   --             --
                                             --------------------------------
Total fixed maturities                       $(12.2)    $277.3             78
                                             ================================
Equity securities:
0-6 months                                   $ (5.4)    $102.7              1
                                             --------------------------------
Total equity securities                      $ (5.4)    $102.7              1
                                             ================================

(1) Includes gross unrealized losses for investment grade fixed maturity obligations of the U.S. Treasury, U.S. government and agency securities, states, and political subdivisions of $0.1 million at December 31, 2007.

The Company employs a systematic methodology to evaluate declines in fair values below amortized cost for all investments. The methodology utilizes a quantitative and qualitative process ensuring that available evidence concerning the declines in fair value below amortized cost is evaluated in a disciplined manner. In determining whether a decline in fair value below amortized cost is other-than-temporary, the Company evaluates the ability and intent to hold the investment to recovery; the issuer's overall financial condition; the issuer's credit and financial strength ratings; the issuer's financial performance, including earnings trends, dividend

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

7. INVESTMENTS (CONTINUED)

E. SECURITIES IN A CONTINUOUS UNREALIZED LOSS POSITION (CONTINUED)

payments, and asset quality; a weakening of the general market conditions in the industry or geographic region in which the issuer operates; the length of time in which the fair value of an issuer's securities remains below cost; and with respect to fixed maturity investments, any factors that might raise doubt about the issuer's ability to pay all amounts due according to the contractual terms. The Company applies these factors to all securities as necessary.

F. OTHER

The Company had the following concentration of investments at fair value that exceeded 10% of shareholder's equity:

DECEMBER 31,          2008    2007
-----------------------------------
(In millions)
Issuer Name:
U.S. Treasury        $62.5   $   --
GS High Yield Fund   $68.1   $102.7

8. INVESTMENT INCOME AND GAINS AND LOSSES

     A. NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEARS ENDED DECEMBER 31,                   2008     2007     2006
--------------------------------------------------------------------------
(In millions)
Fixed maturities                                  $ 53.4   $ 53.3   $ 59.9
Equity securities                                    8.0      7.7      4.4
Policy loans                                         5.2      7.5      9.2
Short-term investments and miscellaneous income     62.2     71.9     43.9
                                                  ------------------------
   Gross investment income                         128.8    140.4    117.4
Less investment expenses                            (3.2)    (2.9)    (2.9)
                                                  ------------------------
Net investment income                             $125.6   $137.5   $114.5
                                                  ========================

The Company had no fixed maturities on non-accrual status at December 31, 2008, 2007 or 2006.

The Company did not have any mortgage loan investments at December 31, 2008 or 2007. The Company had no fixed maturities which were non-income producing at December 31, 2008, 2007 or 2006.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

8. INVESTMENT INCOME AND GAINS AND LOSSES (CONTINUED)

     B. NET REALIZED INVESTMENT GAINS AND LOSSES

Realized (losses) and gains on investments were as follows:

FOR THE YEARS ENDED DECEMBER 31,          2008    2007    2006
--------------------------------------------------------------
(In millions)
Fixed maturities                         $(38.0)  $4.1   $(7.3)
Equity securities                         (14.5)    --      --
Other investments                           2.9    1.8      --
                                         ---------------------
Net realized investment (losses)/gains   $(49.6)  $5.9   $(7.3)
                                         =====================

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

                                          PROCEEDS
                                            FROM
                                         VOLUNTARY   GROSS    GROSS
FOR THE YEARS ENDED DECEMBER 31,           SALES     GAINS   LOSSES
-------------------------------------------------------------------
(In millions)
2008
Fixed maturities                          $1,550.8   $12.6   $(50.6)
2007
Fixed maturities                          $  773.9   $ 5.7   $  1.6
2006
Fixed maturities                          $2,213.8   $ 3.3   $ 10.6

The Company recognized other-than-temporary impairments on fixed maturities of $27.5 million and equity securities of $14.5 million in 2008. There were no other-than-temporary impairments in 2007 and 2006 respectively.

     C. OTHER COMPREHENSIVE INCOME RECONCILIATION

The following table provides a reconciliation of gross unrealized gains/(losses) to the net balance shown in the Consolidated Statements of Comprehensive Income:

FOR THE YEARS ENDED DECEMBER 31,                                               2008     2007    2006
----------------------------------------------------------------------------------------------------
(In millions)
Unrealized (depreciation)/appreciation on available-for-sale securities:
Unrealized holding losses arising during period (net of income tax benefit
   of $30.2, $0.7 and $3.3 million in 2008, 2007 and 2006, respectively)      $(56.1)  $(1.4)  $(5.9)
Less: reclassification adjustment for gains/(losses) included in net income (net of income tax (benefit)/expense of $(18.5), $0.3 and
   $(2.5) million in 2008, 2007 and 2006, respectively)                        (34.3)    0.6    (4.7)
                                                                              ----------------------
Total available-for-sale securities                                            (21.8)   (2.0)   (1.2)
                                                                              ----------------------
Net unrealized (depreciation)/appreciation on available-for-sale securities   $(21.8)  $(2.0)  $(1.2)
                                                                              ======================

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

9. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, as amended by SFAS No. 157, requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized in an orderly transaction.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

     FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit.

     EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

     POLICY LOANS

The carrying amount reported in the Consolidated Balance Sheets approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

     DERIVATIVE INSTRUMENTS

Fair values of the Company's derivatives are generally determined using model inputs to observable market data. Derivative instruments include embedded derivatives related to insurance contracts.

     INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Liabilities under supplemental contracts without life contingencies are estimated based on current fund balances and other individual contract funds represent the present value of future policy benefits.

     SEPARATE ACCOUNT ASSETS

The estimated fair value of assets held in separate accounts is based on quoted market prices.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

9. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS (CONTINUED)

The estimated fair values of the financial instruments were as follows:

                                                               2008                  2007
                                                       -----------------------------------------
                                                       CARRYING      FAIR    CARRYING     FAIR
DECEMBER 31,                                            VALUE       VALUE      VALUE     VALUE
------------------------------------------------------------------------------------------------
(In millions)
Financial Assets
   Cash and cash equivalents                           $  277.4   $  277.4   $   57.4   $   57.4
   Fixed maturities                                       929.3      929.3      965.7      965.7
   Equity securities                                       68.1       68.1      102.7      102.7
   Policy loans                                            92.9       92.9      106.1      106.1
   Derivative instruments receivable                      182.9      182.9       29.1       29.1
   Separate account assets                              3,659.8    3,659.8    6,906.7    6,906.7
                                                       -----------------------------------------
                                                       $5,210.4   $5,210.4   $8,167.7   $8,167.7
                                                       =========================================
Financial Liabilities
   Derivative instruments payable                      $   57.7   $   57.7   $   33.7   $   33.7
   Supplemental contracts without life contingencies       31.3       31.3       27.4       27.4
   Other individual contract deposit funds                 22.5       22.5       20.7       20.7
                                                       -----------------------------------------
                                                       $  111.5   $  111.5   $   81.8   $   81.8
                                                       =========================================

The following tables set forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under SFAS No. 157 as of December 2008. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

DECEMBER 31, 2008                                       LEVEL 1   LEVEL 2   LEVEL 3    TOTAL
----------------------------------------------------------------------------------------------
(In millions)
Financial Assets
   Fixed maturities                                    $  172.2    $755.4    $ 1.7    $  929.3
   Equity securities                                         --      68.1       --        68.1
   Derivative instruments receivable                         --     182.9       --       182.9
   Separate account assets                              3,659.8        --       --     3,659.8
                                                       ---------------------------------------
   Total assets at fair value                          $3,832.0  $1,006.4     $1.7    $4,840.1
                                                       =======================================
Financial Liabilities
   Derivative instruments payable                      $     --    $  1.4    $56.3    $   57.7
                                                       ---------------------------------------
   Total liabilities at fair value                     $     --    $  1.4    $56.3    $   57.7
                                                       =======================================

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

9. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS (CONTINUED)

DECEMBER 31, 2007                       LEVEL 1   LEVEL 2   LEVEL 3    TOTAL
------------------------------------------------------------------------------
(In millions)
Financial Assets
   Fixed maturities                    $  107.7    $854.3    $ 3.7    $  965.7
   Equity securities                         --     102.7       --       102.7
   Derivative instruments receivable         --      18.0     11.1        29.1
   Separate account assets              6,906.7        --       --     6,906.7
                                       ---------------------------------------
   Total assets at fair value          $7,014.4    $975.0    $14.8    $8,004.2
                                       =======================================
Financial Liabilities
   Derivative instruments payable      $     --    $  2.6    $31.1    $   33.7
                                       ---------------------------------------
   Total liabilities at fair value     $     --    $  2.6    $31.1    $   33.7
                                       =======================================

LEVEL 3 GAINS AND LOSSES

The table below sets forth a summary of changes in the fair value of the Company's level 3 financial assets and liabilities for the year ended December 2008. The table reflects gains and losses for the full year for all financial assets and liabilities categorized as level 3 as at December 31, 2008. As reflected in the table below, the net unrealized loss on level 3 financial assets and liabilities was $28.5 million for the year ended December 2008.

CASH INSTRUMENTS

The Company's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Certain cash instruments are classified within level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency.

Total cash instruments at fair value classified within level 3 were $1.7 million and $3.7 million as of December 31, 2008 and 2007, respectively. This includes a tax credit investment and a surplus note.

DERIVATIVE CONTRACTS

- A derivative contract with level 1 and/or level 2 inputs is classified as a level 3 financial instrument in its entirety if it has at least one significant level 3 input.

- If there is one significant level 3 input, the entire gain or loss from adjusting only observable inputs (i.e. level 1 and level 2) is still classified as level 3.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

9. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS (CONTINUED)

                                                      LEVEL 3 FINANCIAL ASSETS AND LIABILITIES
                                                     -----------------------------------------
                                                         CASH
                                                     INSTRUMENTS -   DERIVATIVE
DECEMBER 31, 2008                                        ASSETS       CONTRACTS   TOTAL LOSSES
----------------------------------------------------------------------------------------------
(In millions)
   Balance, beginning of year                            $ 3.7         $(20.0)         N/A
   Realized (losses)/gains                                (0.1)          11.1         11.0
   Unrealized (losses) relating to
      instruments still held at the reporting date        (3.3)         (25.2)       (28.5)
   Purchases, issuances and settlements                    1.4          (11.1)         N/A
                                                         --------------------
   Balance, end of year                                  $ 1.7         $(45.2)
                                                         ====================

                                                         CASH
                                                     INSTRUMENTS -   DERIVATIVE
DECEMBER 31, 2007                                        ASSETS       CONTRACTS   TOTAL LOSSES
----------------------------------------------------------------------------------------------
(In millions)
   Balance, beginning of year                            $ 3.7         $  0.5          N/A
   Realized (losses)                                      (0.1)            --         (0.1)
   Unrealized gains/(losses) relating to
      instruments still held at the reporting date         0.1          (31.6)       (31.5)
   Purchases, issuances and settlements                     --           11.1          N/A
                                                         --------------------
   Balance, end of year                                  $ 3.7         $(20.0)
                                                         ====================

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

10. FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of Statement No. 109. The federal income tax provision/(benefit) in the Consolidated Statements of Income is shown below:

FOR THE YEARS ENDED DECEMBER 31,    2008    2007    2006
--------------------------------------------------------
(In millions)
Federal income tax expense
   Deferred                        $10.8   $34.6   $26.2
                                   ---------------------
Total                              $10.8   $34.6   $26.2
                                   =====================

The federal income tax benefit attributable to the consolidated results of operations is different from the amount determined by multiplying income before federal income taxes by the statutory federal income tax rate at 35%. The sources of the difference and the tax effects of each were as follows:

FOR THE YEARS ENDED DECEMBER 31,                 2008    2007    2006
---------------------------------------------------------------------
(In millions)
Expected federal income tax (benefit)/expense   $(0.2)  $46.1   $31.9
   Prior years' federal income tax adjustment    (0.6)   (1.1)     --
   Dividend received deduction                   (5.2)   (8.2)   (8.2)
   Tax credits                                   (0.7)   (0.5)   (1.1)
   Valuation allowance                           17.2    (1.7)    3.6
   Other, net                                     0.3      --      --
                                                ---------------------
Federal income tax expense                      $10.8   $34.6   $26.2
                                                =====================

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

10. FEDERAL INCOME TAXES (CONTINUED)

Following are the components of the Company's deferred tax assets and liabilities.

DECEMBER 31,                      2008       2007
--------------------------------------------------
(In millions)
Deferred tax asset
   Insurance reserves            $ 63.5    $ 141.4
   Deferred acquisition costs      17.7       22.4
   Tax credit carryforwards         9.7        7.8
   Loss carryforwards             104.2       63.0
   Investments, net                44.9        9.3
   Ceding commission               19.5       23.8
   Deferred compensation            0.9        0.8
   Other, net                       6.7        9.0
                                 -----------------
   Subtotal deferred tax asset    267.1      277.5
      Valuation allowance         (34.8)     (17.6)
                                 -----------------
Total deferred tax asset, net     232.3    $ 259.9
                                 -----------------
Deferred tax liability
   VOBA                          $(93.0)   $(130.2)
                                 -----------------
Total deferred tax liability      (93.0)   $(130.2)
                                 -----------------
Total deferred tax asset, net    $139.3    $ 129.7
                                 =================

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Gross deferred income tax assets totaled approximately $267.1 million and $277.5 million at December 31, 2008 and 2007, respectively. Gross deferred income tax liabilities totaled approximately $93.0 million and $130.2 million at December 31, 2008 and 2007, respectively.

The Company has recorded a valuation allowance against tax benefits from capital losses and tax credit carryforwards. A portion of the valuation allowance against the December 31, 2008 deferred tax asset is due to limitations under Section 382 of the Internal Revenue Code against certain tax benefits. Under SFAS No. 141(R), any future adjustments to deferred tax assets and liabilities established at the inception of the Transaction would be recognized through the Company's Consolidated Statements of Income (including the realization of tax benefits currently offset by valuation allowance). During 2008, an additional valuation allowance of $17.2 million was posted to reduce the tax benefit from realized capital losses incurred in 2008. During 2007, a reduction of $14.0 million was made to the valuation allowance. Of this amount, $1.7 million relates to foreign tax credits generated in 2006 and thus reduces income tax expense. In management's judgment, the remaining gross deferred tax asset will more likely than not be realized through reductions of future taxes, except as otherwise noted. This conclusion is based primarily on a review of expected taxable income and considers all available evidence, both positive and negative.

At December 31, 2008, there are available foreign tax credit carryforwards of $9.7 million which will expire beginning in 2013. At December 31, 2008, the Company has net operating loss carryforwards of $247.0 million and capital loss carryforwards of $50.7 million, which begin to expire in 2016 and 2010, respectively. All tax credits, net operating loss carryforwards, and capital loss carryforwards generated prior to 2006 are subject to annual limitations on utilization. This includes $6.1 million of foreign tax credits and $143.9 million of net operating and capital loss carryforwards.

The Company's federal income tax returns are routinely audited by the IRS, and when appropriate, provisions are made in the financial statements in anticipation of the results of these audits. THG has agreed to indemnify the Company and Goldman Sachs with respect to tax liabilities for periods before the acquisition as provided in the Transaction. However, the tax attributes carried over from THG are not guaranteed under the Transaction, and accordingly, such attributes may be

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

10. FEDERAL INCOME TAXES (CONTINUED)

adjusted in the future. During 2008, the Company increased acquired pre-acquisition operating loss by approximately $5.6 million. In 2007, the pre-acquisition operating loss was decreased by $7.5 million. The 2008 and 2007 adjustments are the result of IRS audit adjustments to THG. As a result of the 2008 and 2007 adjustments, the Company has reduced the gross net operating loss carryforward by $5.4 million. No post-acquisition periods are currently under audit.

In June 2006, the FASB issued FIN No. 48 (See Note 3N - New Accounting and Adopted Pronouncements for further discussion around FIN No. 48). The Company adopted the provisions of FIN No. 48 as of January 1, 2007. The Company believes it does not have any tax positions that fail to meet the more likely than not standard and does not expect any material adverse effects from audit examination, including interest and penalties. The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on the Company's financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48.

The dividends received deduction claimed by the Company is generated by the separate accounts of variable annuity contracts. In Revenue Ruling 2007-61, the IRS issued notice that it intends to publish regulations dealing with the computation of separate account dividends received deductions. The impact and timing of such regulations is unknown at this time, but it is possible that the regulations could reduce the amount of dividends received deduction tax benefit that the Company claims. It is anticipated that any regulations would have a public comment period and would be effective prospectively.

The Company will file a stand-alone tax return for the period January 1, 2008 through December 31, 2008. The Company's tax return is ineligible for consolidation into Goldman Sachs until fiscal year end 2012. Any net operating loss carryforwards, capital loss carryforwards or foreign tax credits from prior to the acquisition date of December 30, 2005 can only be used against the income of the Company.

11. DIVIDEND RESTRICTIONS

Massachusetts has enacted laws governing the payment of dividends to shareholders by insurers. Massachusetts laws affect the dividend paying ability of the Company.

Massachusetts' statute limits the dividends a life insurer may pay in any twelve month period, without the prior permission of the Massachusetts Commissioner of Insurance (the "Commissioner"), to the greater of (i) 10% of its statutory policyholder surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year. In addition, under Massachusetts law, no domestic insurer may pay a dividend or make any distribution to its shareholders from other than unassigned funds unless the Commissioner has approved such dividend or distribution.

The Company must meet minimum capital and surplus requirements under a risk-based capital ("RBC") formula. RBC is the standard measurement of an insurance company's required capital on a statutory basis. It is based on a formula calculated by applying factors to various assets, premium and statutory reserve items. The formula takes into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk. Regulatory action is tied to the amount of a company's surplus deficit under the RBC formula. Goldman Sachs has agreed with the Commissioner to continue the previous THG commitment to maintain total adjusted capital levels at a minimum of 200% of the Company's Company Action Level ("CAL") as determined under the risk-based capital formula, which was $82.7 million at December 31, 2008. Total adjusted capital for life insurance companies is defined as statutory capital and surplus, plus asset valuation reserve, plus 50% of dividends apportioned for payment and was $394.0 million at December 31, 2008 for the Company.

There were no dividends declared by the Company to Goldman Sachs in 2008 and 2007.

12. VALUE OF BUSINESS ACQUIRED

VOBA represents the present value of future profits embedded in the acquired contracts related to the Transaction. VOBA is determined by estimating the net present value of future cash flows expected to result from contracts in force at the date of the

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

12. VALUE OF BUSINESS ACQUIRED (CONTINUED)

Transaction. Future positive cash flows include fees and other charges assessed to the contracts for as long as they remain in force as well as fees collected upon surrender, while future negative cash flows include costs to administer the contracts, and benefit payments including payments under the GMDB provisions of the contracts. VOBA will be amortized over the expected life of the contracts in proportion to estimated gross profits arising principally from investment results, mortality and expense margins, and surrender charges based upon historical and estimated future experience, which is updated periodically.

The changes in VOBA for the years ended December 31 were as follows:

(IN MILLIONS)                                                     2008     2007
                                                                 ---------------
   Balance at January 1                                          $220.4   $274.4
   Amount capitalized due to purchase accounting (1)               (8.6)    (5.8)
   Amortized to expense during the year                           (80.7)   (49.1)
   Adjustment for unrealized investment losses during the year     15.4      0.9
                                                                 ---------------
   Balance at December 31                                        $146.5   $220.4
                                                                 ===============

(1) Refer to Footnote 4 - Purchase Accounting for further discussion on purchase accounting

On November 1, 2006, VOBA of $1.9 million attributable to the future profits of the deferred fixed annuity business was written off following reinsurance of the block to Columbia (see Note 13 - Reinsurance).

Estimated future amortization of VOBA as of December 31, 2008 is as follows:

(In millions)
   2009                  $ 23.4
   2010                    18.7
   2011                    15.0
   2012                    12.0
   2013                    10.1
                         ------
   2014 and thereafter     67.3
                         ------
   Total                 $146.5
                         ======

13. REINSURANCE

The Company seeks to diversify risk and limit its overall financial exposure by reinsuring certain levels of risk in various areas of exposure through acquisition and cessions with other insurance companies or reinsurers. In addition, consistent with the overall business strategy, the Company assumes certain policy risks written by other insurance companies on a coinsurance and modified coinsurance basis. Under a coinsurance arrangement, depending upon the terms of the contract, the reinsurer may share in the risk of loss due to mortality or morbidity, lapses, and the investment risk, if any, inherent in the underlying policy. Modified coinsurance differs from coinsurance in that the assets supporting the reserves are retained by the ceding company while the risk is transferred to the reinsurer.

On January 1, 2008, the Company assumption reinsured the book of business from FML comprising primarily whole, term and universal life insurance policies. FML was in rehabilitation under the governance of the State of Pennsylvania, and the Company has no responsibility for the dissolution or future state of FML and any of its remaining legal entity obligations or liabilities. As part of this transaction, the Company paid a ceding commission of $4.3 million and assumed general account reserves of $0.7 billion.

During the first quarter of 2008, the Company effectively ceded the entire FML block of business to Columbia. In consideration of Columbia's assumption of the business, the Company received a ceding commission of approximately $4.1 million.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

13. REINSURANCE (CONTINUED)

On May 25, 2007 the Company entered into an agreement, retroactive to January 1, 2007, to assume 8% of the variable annuity products sold by Pacific Life in 2007. The base annuities were assumed on a modified coinsurance basis and the benefits provided via riders were assumed on a coinsurance basis. General account reserves of $58.2 million were assumed.

In February 2008, the contract was recaptured retroactive to January 1, 2008. Certain derivative options hedging the rider benefits of this treaty were disposed. The recapture of the Pacific Life block resulted in a reinsurance recapture fee of $25.5 million with a subsequent reduction in policyholder liabilities and DAC. Due to the accounting treatment for acquiring this block of business, the recapture fee was bifurcated between the May 2007 and post May 2007 components, with the latter portion recognized through the Consolidated Statements of Income.

As of November 1, 2006, the Company entered into a coinsurance agreement to cede 100% of its deferred fixed annuity insurance business to Columbia. The Company ceded reserves of $53.9 million. In consideration of Columbia's assumption of $53.9 million in reserves, the Company received a $1.9 million ceding commission. As of December 31, 2008 the Company ceded reserves of $40.2 million.

On July, 1, 2006, the Company assumed, on a modified coinsurance basis 100% of the variable annuity business of CILAC. As of April 1, 2007 CILAC was merged into Protective. General account reserves of $1.3 billion were assumed. In consideration, the Company paid an $85.0 million ceding commission. The Company has evaluated the applicability of DIG B36 to its modified coinsurance agreement with Protective. An embedded derivative requiring bifurcation has been identified and liabilities of $56.3 million and $22.8 million as of December, 31 2008 and December, 31 2007, respectively, are reflected on the balance sheet. As of December 31, 2008, the assumed reserves under this contract were $1.2 billion.

On December 30, 2005 subsequent to the Transaction, the Company assumed on a coinsurance basis 100% of the General Account liabilities related to FAFLIC's Variable Annuity and Variable Life policies. In consideration of the Company's assumption of these liabilities, FAFLIC transferred to the Company the statutory assets related to this block of business and received from the Company an $8.6 million ceding commission. The assumed reserves were approximately $99.3 million and $83.7 million as of December 31, 2008 and December 31, 2007 respectively. The Company also assumed on a modified coinsurance basis, essentially all of the Separate Account liabilities of FAFLIC. In addition, the MVA product was assumed on a modified coinsurance basis. In accordance with SOP 03-1, MVA liabilities are included as general account liabilities. Reserve liabilities of $1.3 million as of December 31, 2008 have been included in policy liabilities and a reinsurance recoverable of $1.3 million recognized. Reserve liabilities of $2.2 million as of December 31, 2007 have been included in policy liabilities and a reinsurance recoverable of $2.2 million recognized. The December 30, 2005 value of the FAFLIC MVA was recognized in the 2006 adjustments to purchase accounting included within other assets and future policy benefits (See Note 4 - Purchase Accounting). The Company has evaluated the applicability of DIG B36 to its modified coinsurance arrangement to reinsure FAFLIC MVA and has determined that an embedded derivative requiring bifurcation does exist but is not considered to be material.

Prior to the Transaction, the Company entered into other reinsurance treaties including the cession of non core traditional life and health business the largest being a universal life insurance treaty representing reinsurance recoverables of $451.6 million and $475.5 million at December 31, 2008 and 2007, respectively.

The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and on market conditions (including the availability and pricing of reinsurance). The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its counterparties are financially sound.

As of December 31, 2008, the Company's only concentrations of credit risk greater than 10% of the Company's stockholder's equity related to the FML block of business of approximately $0.7 billion reinsured with Columbia.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

13. REINSURANCE (CONTINUED)

The effects of reinsurance were as follows:

FOR THE YEARS ENDED DECEMBER 31,                      2008     2007     2006
-----------------------------------------------------------------------------
(IN MILLIONS)
Life and accident and health insurance premiums:
   Direct                                           $  16.9   $ 18.3   $ 19.4
   Assumed                                               --       --       --
   Ceded                                              (16.9)   (18.3)   (19.4)
                                                    -------------------------
Net premiums                                        $    --   $   --   $   --
                                                    =========================
Life and accident and health insurance and other
   individual policy benefits, claims, losses and
   loss adjustment expenses:
   Direct                                           $ 581.4   $100.8   $109.2
   Assumed                                             44.1     60.6     34.4
   Ceded                                             (328.4)   (19.7)   (38.4)
                                                    -------------------------
Net policy benefits, claims, losses and loss
   adjustment expenses                              $ 297.1   $141.7   $105.2
                                                    =========================

14. DEFERRED POLICY ACQUISITION COSTS

The following reflects the changes to the deferred policy acquisition asset:

FOR THE YEARS ENDED DECEMBER 31,                     2008     2007     2006
-----------------------------------------------------------------------------
(In millions)
Balance at beginning of year                        $153.3   $103.6   $   --
Block acquisition                                       --     24.2    106.7
Reinsurance treaty recapture                         (41.3)      --       --
Acquisition expenses deferred                          4.4     28.8      3.3
Amortized to expense during the year                   1.9     (3.3)    (6.4)
                                                    ------------------------
Balance at end of year                              $118.3   $153.3   $103.6
                                                    ========================

In February, 2008 the Pacific Life block was recaptured retroactive to January 1, 2008. The recapture of the Pacific Life block resulted in a $41.3 million reduction in the DAC asset.

In January 2008, the Company acquired a block of business from FML and ceded essentially all of the business to Columbia. As a result of the cession, DAC attributed to this block was zero at December 31, 2008.

In 2007, the Company acquired 8% of the 2007 variable annuity business of Pacific Life through a modified coinsurance agreement and a block of variable life insurance from Protective through a modified coinsurance agreement, resulting in initial DAC balances of $18.2 million and $6.0 million respectively.

In 2006, the Company acquired through a modified coinsurance agreement the variable annuity business of CILAC, whose book of business was subsequently merged into Protective during 2007. This agreement resulted in an initial DAC asset of $106.7 million at inception of the contract.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

15. LIABILITIES FOR OUTSTANDING CLAIMS, LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company regularly updates its reserve estimates as new information becomes available and further events occur which may impact the resolution of unsettled claims. Reserve adjustments are reflected in results of operations within policy benefits, claims, losses and loss adjustment expenses. Often these adjustments are recognized in periods subsequent to the period in which the underlying policy was written and loss event occurred. These types of subsequent adjustments are described as "prior year reserve development". Such development can be either favorable or unfavorable to the Company's financial results and may vary by line of business.

The liability for future policy benefits and outstanding claims and claims adjustment expenses, excluding the effect of reinsurance, related to the Company's accident and health business was $216.0 million and $228.0 million at December 31, 2008 and 2007, respectively. This business consists of the Company's exited individual health businesses. Reinsurance recoverables related to this business were $223.0 million and $227.9 million at December 31, 2008 and 2007 respectively.

16. COMPOSITION OF OTHER ASSETS, LIABILITIES, INCOME AND EXPENSES

Other assets consist of the following:

DECEMBER 31,                                    2008    2007
------------------------------------------------------------
(In millions)
State licenses (intangible asset)              $ 2.6   $ 2.6
Accounts receivable                              3.0     5.8
Deferred sales inducements                       0.5     8.9
Deferred losses on modco                        57.2      --
Miscellaneous assets                            11.4    14.6
                                               -------------
Total other assets                             $74.7   $31.9
                                               =============

Accrued expenses and other liabilities consist of the following:

DECEMBER 31,                                    2008    2007
------------------------------------------------------------
(In millions)
Payables in process                            $19.3   $26.9
Policyholder liabilities                         5.8    11.9
Accrued expenses                                 4.8     8.9
Miscellaneous liabilities                       16.6     8.7
                                               -------------
Total accrued expenses and other liabilities   $46.5   $56.4
                                               =============

Other income consists of the following:

DECEMBER 31,                                    2008    2007    2006
--------------------------------------------------------------------
(In millions)
Asset management fees                          $12.6   $17.4   $15.4
Miscellaneous income                             9.0     2.5     1.3
                                               ---------------------
Total other income                             $21.6   $19.9   $16.7
                                               =====================

Other operating expenses consist of the following:

DECEMBER 31,                                    2008    2007    2006
--------------------------------------------------------------------
(In millions)
Taxes, licenses and fees                       $ 0.3   $ 2.5   $ 3.2
Commission expense                              12.5    21.3    19.5
Management and administrative fees              26.8    29.9    23.8
Salaries and benefits                            8.7     7.9     5.1
Processing and operational services              2.1     1.8    12.9
Legal and auditing                               4.8     3.5     1.3
Miscellaneous operating expenses                 4.3     3.2     9.1
                                               ---------------------
Total other operating expenses                 $59.5   $70.1   $74.9
                                               =====================

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

17. COMMITMENTS

On June 19, 2008, the Company signed a professional services agreement with LOGiQ(3) Solutions Corp. ("LOGiQ(3)"). LOGiQ(3) will manage certain aspects of the Company's reinsurance portfolio for a period not less than five years.

The Company was allocated certain rental expenses by its parent, primarily for the building lease in Southborough, MA. Rental expenses for these operating leases amounted to $0.3 million and $0.3 million for 2008 and 2007, respectively. The Company does not have lease commitments for the Southborough, MA location. On April 19, 2007 the Company entered into a lease agreement for the Elgin, IL office. As of December 31, 2008, lease commitments relating to this lease were $35.1 thousand for 2009 to 2010 inclusive. The base rent is subject to adjustments for taxes, insurance premiums, water and utilities, heating and cooling and common area charges.

Concurrent to the closing of the Transaction, the Company entered into an operational servicing agreement with Security Benefit Life Insurance Company ("Se2"), whereby Se2, as third party administrator, will provide all contract/policy administration for a period of not less than ten years.

On October 31, 2007, the Company signed a third party administrator agreement with Transaction Applications Group, Inc. ("TAG") and an application service provider agreement with Professional Data Management Again, Inc ("PDMA"). Commencing January 1, 2008, TAG will act as third party administrator for the Company's whole life insurance, term life insurance and universal life insurance, utilizing a PDMA platform.

As of December 31, 2008, the purchase commitments relating to agreements with Se2, TAG, PDMA and LOGiQ(3) were as follows:

(in millions)
   2009                  $12.4
   2010                   11.7
   2011                   11.0
   2012                   10.4
   2013                    9.1
   2014 and thereafter    18.1
                         -----
   Total                 $72.7
                         =====

18. CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states.

The Company is involved from time to time in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. THG has agreed to indemnify the Company and Goldman Sachs with respect to certain of these matters as provided in the Stock Purchase Agreement. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, particularly in cases or proceeding in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred. However, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the its consolidated financial position or results of operations.

In 1997, a lawsuit on behalf of a putative class was instituted against the Company alleging fraud, unfair or deceptive acts, and breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In November 1998, the Company and the plaintiffs entered into a settlement and in May 1999, the Federal District Court in Worcester, Massachusetts approved the settlement and certified the class for this purpose. In 2007, the Company released $0.4 million in liabilities related to this litigation representing the remaining expenses of its obligation under the settlement.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

18. CONTINGENCIES (CONTINUED)

LITIGATION (CONTINUED)

On July 24, 2002, an action was commenced in the United States District Court for the Northern District of Illinois, Eastern Division. The Plaintiffs, who purchased two variable annuities, were subsequently identified as engaging in frequent transfers of significant sums between sub-accounts that in the Company's opinion constituted "market timing," and were subject to restrictions upon such trading that the Company imposed in December 2001. Plaintiffs allege that such restrictions constituted a breach of the terms of the annuity contracts. In December 2006, a jury returned a verdict of $1.1 million in favor of the plaintiffs; both parties have appealed. In February 2008, the Court of Appeals vacated the $1.1 million verdict.

In 2006, THG reached an agreement with the SEC regarding its investigation related to "market timing," "revenue sharing," and other matters, including the marketing support and administrative services arrangements entered into by VeraVest Investments, Inc. in connection with the distribution of life insurance and annuity products issued by unaffiliated insurance companies. The total amount of the settlement is $5.0 million. The Company's share of this settlement was $2.8 million, of which $2.1 million was paid during 2006 and $0.7 million was paid during 2007 representing all outstanding liabilities under this settlement.

In addition, the Company is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, which may currently include investigations into such matters as "market timing" in sub-accounts of variable annuity and life products, "revenue sharing" and other matters, and regulatory inquiries into compensation arrangements with brokers and agents. A number of companies have announced settlements of enforcement actions related to such matters with various regulatory agencies, including the SEC, which have included a range of monetary penalties and restitution. The Company is not currently involved in any such investigations or proceedings.

19. RELATED PARTY TRANSACTIONS

On December 22, 2008, the Company received a capital contribution of $50.0 million from Goldman Sachs. The additional capital will be used to support future reinsurance transactions.

On December 19, 2008, the Company entered into a related party transaction with its affiliate Goldman Sachs & Co ("GSCO") whereby the Company purchased $85.0 million in mortgage back securities utilizing GSCO as the purchasing agent. These assets are included in Fixed Maturities within the Consolidated Balance Sheets.

In 2007, the Company signed a distribution and service agreement with its affiliate, Epoch, to serve as principal underwriter and common remitter for certain variable annuity products issued by the Company and its separate accounts. This resulted in expense of $0.2 million and $0.1 million for 2008 and 2007, respectively, for these services. The Company performs certain administrative services on Epoch's behalf. No income was generated for the year ended December 31, 2008 from this agreement.

The Company has a management services agreement with its affiliate, GSCO. Under this service agreement, GSCO provides support to the Company in administrative, legal, compliance, technology, operations, financial reporting, human resources, risk management and other areas, and the Company is allocated costs for services received. GSCO charged the Company approximately $3.1 million, $3.0 million and $3.8 million in 2008, 2007 and 2006 respectively, for these services. These amounts are shown within Other operating expenses in the accompanying Consolidated Statements of Income.

In 2005, the Company entered into several derivative transactions with its affiliate, Goldman Sachs International ("GSI"). These derivative positions resulted in income of $2.4 million and $10.2 million, and expense of $47.4 million, for 2008, 2007 and 2006, respectively, due to mark to market of the positions. During 2008, the Company entered into a derivative transaction with its affiliate, GSCO, which resulted in income of $13.2 million for 2008. In 2007, the Company entered into several derivative transactions with its affiliate, Goldman Sachs Financial Markets L.L.C ("GSFM"), which resulted in income of $2.6 million and $9.5 million for 2008 and 2007 respectively.

The service agreement entered into with GSAM, an affiliate organization that provides investment management services, generated expense of $2.3 million, $2.6 million, and $2.1 million in 2008, 2007 and 2006, respectively.

As part of the variable products in the separate account, the Company offers underlying Goldman Sachs Variable Investment Trust funds. Management fees are paid directly to GSAM and certain of these distribution and administration fees are passed to the Company resulting in revenue of $6.9 million, $6.9 million and $7.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

19. RELATED PARTY TRANSACTIONS (CONTINUED)

As of January 1, 2008, the Company reinsured under an assumption agreement the book of business from FML comprising primarily whole, term and universal life insurance policies. As part of this transaction, the Company paid a ceding commission of $4.3 million and assumed general account reserves of $0.7 billion.

During the first quarter of 2008, the Company effectively ceded the entire FML block of business to Columbia. In consideration of Columbia's assumption of the business, the Company received a ceding commission of approximately $4.1 million.

As of November 1, 2006, the Company entered into a coinsurance agreement to cede 100% of its deferred fixed annuity insurance business to its South Carolina domiciled affiliate, Columbia. In consideration of Columbia's assumption of the liabilities, the Company received a $1.9 million ceding commission. As of December 31, 2008 and December 31, 2007 the Company ceded reserves of $40.2 million and $46.7 million.

In 2006, the employees of the Company became participants in The Goldman Sachs Amended and Restated Stock Incentive Plan (the "SIP"). Pursuant to the SIP, Goldman Sachs issued restricted stock units (RSUs) to certain employees of the Company as part of their overall compensation for 2006. Unvested RSUs require future service as a condition of delivery of the underlying shares of Goldman Sachs' common stock generally over a three year period. Delivery of the underlying shares of common stock is also conditioned on the grantee's satisfying certain other requirements as outlined in the award agreement. The Company incurred expenses of $0.3 million, $0.7 million and $1.5 million relating to RSUs for the years ended December 31, 2008, December 31, 2007 and December 31, 2006, respectively.

20. STATUTORY FINANCIAL INFORMATION

The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis), as codified by the National Association of Insurance Commissioners. Statutory surplus differs from shareholders' equity reported in accordance with generally accepted accounting principles primarily because policy acquisition costs are expensed when incurred. Statutory accounting principles require asset valuation and interest maintenance reserves, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and the recognition of deferred tax assets is based on different recoverability assumptions.

Statutory net (loss) income and surplus are as follows:

                                             (UNAUDITED)
                                                2008        2007    2006
--------------------------------------------------------------------------
(In millions)
Statutory Net (Loss) Income - Combined
   Life and Health Companies                   $(247.1)    $ 58.2   $(35.5)
Statutory Shareholders' Surplus - Combined
   Life and Health Companies                   $ 390.6     $461.4   $368.9

21. SUBSEQUENT EVENTS

Effective January 2, 2009, the Company acquired FAFLIC, a subsidiary of THG, comprising primarily traditional life insurance products, group retirement products and a block of Guaranteed Investment Contracts. FAFLIC will be a wholly owned subsidiary of the Company. As part of this transaction, the Company paid a purchase price of $105.8 million and assumed general account reserves of $1.3 billion.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF THE GOLDMAN SACHS GROUP, INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

21. SUBSEQUENT EVENTS (CONTINUED)

During the second quarter, 2009, the Company will assume via coinsurance the traditional life and fixed annuity blocks of six subsidiaries of American Exchange Life Insurance Company ("American Exchange Life"). American Exchange Life is a wholly owned subsidiary of Universal American Corporation. Under this joint coinsurance agreement, the Company will assume $450.0 million of reserves and pay the collective cedants approximately $78.0 million in ceding commission. In addition, the Company's wholly owned subsidiary, FAFLIC, will assume business from a seventh subsidiary of American Exchange Life, assuming $125.0 million in reserves and incurring an additional ceding commission of approximately $7.0 million.

On March 25, 2009, the Company received a capital contribution of $25.0 million from Goldman Sachs. The additional capital will be used to support future reinsurance transactions.

On March 30, 2009, the Company entered into a coinsurance and modified coinsurance agreement with The Lincoln National Life Insurance Company ("Lincoln National") to reinsure an in-force block of universal life and variable universal life insurance policies. Under the coinsurance and modified coinsurance agreement, the Company will assume $1.5 billion in reserves and pay the cedant approximately $224.0 million in ceding commission.

On March 31, 2009, the Company received a capital contribution of $225.0 million from Goldman Sachs. The additional capital will be used to support the reinsurance transaction with Lincoln National.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Commonwealth Annuity and Life Insurance Company and the Contract Owners of Commonwealth Annuity Separate Account A of
Commonwealth Annuity and Life Insurance
Company:

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the sub-accounts constituting Commonwealth Annuity Separate Account A of Commonwealth Annuity and Life Insurance Company at December 31, 2008, the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Commonwealth Annuity and Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2008 by correspondence with the mutual funds, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
April 8, 2009

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2008

                                               AIM V.I.                    ALLIANCE-        ALLIANCE-        ALLIANCE-
                                             CORE EQUITY    AIM V.I.     BERNSTEIN VPS    BERNSTEIN VPS    BERNSTEIN VPS
                                                 FUND     LEISURE FUND   INTERMEDIATE    INTERNATIONAL       SMALL CAP
                                              SERIES II     SERIES II   BOND PORTFOLIO  VALUE PORTFOLIO  GROWTH PORTFOLIO
                                                SHARES       SHARES     CLASS B (a)(b)      CLASS B           CLASS B
                                             -----------  ------------  --------------  ---------------  ----------------
ASSETS:
Investments in shares of the Underlying
   Funds, at market value                     $   2,188     $     421      $     492       $  10,539         $   1,380
                                              ---------     ---------      ---------       ---------         ---------
      Total assets                                2,188           421            492          10,539             1,380
LIABILITIES:                                         --            --             --              --                --
                                              ---------     ---------      ---------       ---------         ---------
      Net assets                              $   2,188     $     421      $     492       $  10,539         $   1,380
                                              =========     =========      =========       =========         =========
Net asset distribution by category:
   Commonwealth Annuity Advantage IV          $     824     $     421      $     492       $   1,379         $     721
   Commonwealth Annuity Advantage IV with
      Optional No Withdrawal Charge Rider            --            --             --              --                --
   Commonwealth Annuity Preferred Plus            1,364            --             --           9,160               551
   Commonwealth Annuity Preferred Plus with
      Optional Rider                                 --            --             --              --               108
                                              ---------     ---------      ---------       ---------         ---------
                                              $   2,188     $     421      $     492       $  10,539         $   1,380
                                              =========     =========      =========       =========         =========
Investments in shares of the Underlying
   Funds, at cost                             $   2,431     $     677      $     504       $  12,060         $   1,866
Underlying Fund shares held                         112            84             47             964               167
Units outstanding and net asset value per
   unit:
Commonwealth Annuity Advantage IV:
   Units outstanding, December 31, 2008           1,185           808            501           3,011             1,307
   Net asset value per unit, December 31,
      2008                                    $0.695688     $0.521780      $0.981920       $0.458155         $0.551561
Commonwealth Annuity Advantage IV with
   Optional No Withdrawal Charge Rider:
   Units outstanding, December 31, 2008              --            --             --              --                --
   Net asset value per unit, December 31,
      2008                                    $      --     $      --      $      --       $      --         $      --
Commonwealth Annuity Preferred Plus:
   Units outstanding, December 31, 2008           1,966            --             --          20,048             1,002
   Net asset value per unit, December 31,
      2008                                    $0.693802     $      --      $      --       $0.456895         $0.549951
Commonwealth Annuity Preferred Plus with
   Optional Rider:
   Units outstanding, December 31, 2008              --            --             --              --               197
   Net asset value per unit, December 31,
      2008                                    $      --     $      --      $      --       $      --         $0.548464

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

DECEMBER 31, 2008

                                                                  FT VIP        FT VIP         FT VIP        FT VIP
                                                ALLIANCE-        FRANKLIN      FRANKLIN       FRANKLIN       MUTUAL
                                              BERNSTEIN VPS       GLOBAL        INCOME    SMALL CAP VALUE   DISCOVERY
                                              SMALL/MID CAP   COMMUNICATIONS  SECURITIES     SECURITIES    SECURITIES
                                             VALUE PORTFOLIO       FUND          FUND           FUND          FUND
                                                 CLASS B         CLASS 2        CLASS 2       CLASS 2        CLASS 2
                                             ---------------  --------------  ----------  ---------------  ----------
ASSETS:
Investments in shares of the Underlying
   Funds, at market value                       $  1,083         $     928    $  12,436      $   9,990      $  21,658
                                                --------         ---------    ---------      ---------      ---------
      Total assets                                 1,083               928       12,436          9,990         21,658
LIABILITIES:                                          --                --           --             --             --
                                                --------         ---------    ---------      ---------      ---------
      Net assets                                $  1,083         $     928    $  12,436      $   9,990      $  21,658
                                                ========         =========    =========      =========      =========
Net asset distribution by category:
   Commonwealth Annuity Advantage IV            $    644         $     722    $   8,335      $   3,460      $   5,896
   Commonwealth Annuity Advantage IV with
      Optional No Withdrawal Charge Rider             --                --        3,873             --          5,368
   Commonwealth Annuity Preferred Plus               439               206          228          6,530         10,144
   Commonwealth Annuity Preferred Plus with
      Optional Rider                                  --                --           --             --            250
                                                --------         ---------    ---------      ---------      ---------
                                                $  1,083         $     928    $  12,436      $   9,990      $  21,658
                                                ========         =========    =========      =========      =========
Investments in shares of the Underlying
   Funds, at cost                               $  1,424         $   1,243    $  14,982      $  10,751      $  25,537
Underlying Fund shares held                          110               139        1,097            947          1,366
Units outstanding and net asset value per
   unit:
Commonwealth Annuity Advantage IV:
   Units outstanding, December 31, 2008            1,077             1,293       12,017          5,573          8,181
   Net asset value per unit, December 31,
      2008                                      $0.598419        $0.558093    $0.693611      $0.620762      $0.720626
Commonwealth Annuity Advantage IV with
   Optional No Withdrawal Charge Rider:
   Units outstanding, December 31, 2008                --               --        5,610             --          7,485
   Net asset value per unit, December 31,
      2008                                      $      --        $      --    $0.690336      $      --      $0.717222
Commonwealth Annuity Preferred Plus:
   Units outstanding, December 31, 2008               736              370          330         10,572         14,106
   Net asset value per unit, December 31,
      2008                                      $0.596207        $0.556341    $0.691415      $0.617698      $0.719111
Commonwealth Annuity Preferred Plus with
   Optional Rider:
   Units outstanding, December 31, 2008                --               --           --             --            349
   Net asset value per unit, December 31,
      2008                                      $      --        $      --    $      --      $      --      $0.717161

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

DECEMBER 31, 2008

                                                               FT VIP       FT VIP
                                                 FT VIP       TEMPLETON    TEMPLETON  GOLDMAN SACHS  GOLDMAN SACHS
                                             MUTUAL SHARES  GLOBAL ASSET    GROWTH       BALANCED    EQUITY GROWTH
                                               SECURITIES    ALLOCATION   SECURITIES    STRATEGY       STRATEGY
                                                  FUND          FUND         FUND       PORTFOLIO      PORTFOLIO
                                                CLASS 2        CLASS 2      CLASS 2      CLASS A        CLASS A
                                             -------------  ------------  ----------  -------------  -------------
ASSETS:
Investments in shares of the Underlying
   Funds, at market value                      $  12,120      $   6,369    $  7,410     $  77,853      $  17,865
                                               ---------      ---------    --------     ---------      ---------
      Total assets                                12,120          6,369       7,410        77,853         17,865
LIABILITIES:                                          --             --          --            --             --
                                               ---------      ---------    --------     ---------      ---------
      Net assets                               $  12,120      $   6,369    $  7,410     $  77,853      $  17,865
                                               =========      =========    ========     =========      =========
Net asset distribution by category:
   Commonwealth Annuity Advantage IV           $   7,228      $     331    $    963     $  33,076      $  14,248
   Commonwealth Annuity Advantage IV with
      Optional No Withdrawal Charge Rider          3,615             --       3,381           199             --
   Commonwealth Annuity Preferred Plus             1,277          6,038       3,066        44,578          3,617
   Commonwealth Annuity Preferred Plus with
      Optional Rider                                  --             --          --            --             --
                                               ---------      ---------    --------     ---------      ---------
                                               $  12,120      $   6,369    $  7,410     $  77,853      $  17,865
                                               =========      =========    ========     =========      =========
Investments in shares of the Underlying
   Funds, at cost                              $  15,156      $   6,321    $  9,896     $  83,476      $  25,876
Underlying Fund shares held                        1,029            752         904         9,279          2,222
Units outstanding and net asset value per
   unit:
Commonwealth Annuity Advantage IV:
   Units outstanding, December 31, 2008           11,769            428        1,692       41,583         25,086
   Net asset value per unit, December 31,
      2008                                     $0.614150      $0.772765    $0.569321    $0.795404      $0.567950
Commonwealth Annuity Advantage IV with
   Optional No Withdrawal Charge Rider:
   Units outstanding, December 31, 2008            5,914             --        5,967          252             --
   Net asset value per unit, December 31,
      2008                                     $0.611239      $      --    $0.566623    $0.791631      $      --
Commonwealth Annuity Preferred Plus:
   Units outstanding, December 31, 2008            2,086          7,828        5,405       56,191          6,386
   Net asset value per unit, December 31,
      2008                                     $0.612112      $0.771384    $0.567278    $0.793335      $0.566365
Commonwealth Annuity Preferred Plus with
   Optional Rider:
   Units outstanding, December 31, 2008               --             --           --           --             --
   Net asset value per unit, December 31,
      2008                                     $      --      $      --    $      --    $      --      $      --

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

DECEMBER 31, 2008

                                                            GOLDMAN SACHS  GOLDMAN SACHS
                                             GOLDMAN SACHS    GROWTH AND   INTERNATIONAL  GOLDMAN SACHS
                                                 GROWTH         INCOME      REAL ESTATE    REAL ESTATE   GOLDMAN SACHS
                                                STRATEGY      STRATEGY       SECURITIES     SECURITIES     TOLLKEEPER
                                               PORTFOLIO      PORTFOLIO         FUND           FUND           FUND
                                                CLASS A        CLASS A        CLASS A        CLASS A        CLASS A
                                             -------------  -------------  -------------  -------------  -------------
ASSETS:
Investments in shares of the Underlying
   Funds, at market value                      $ 261,222      $  64,818      $   1,326      $     812      $     381
                                               ---------      ---------      ---------      ---------      ---------
      Total assets                               261,222         64,818          1,326            812            381
LIABILITIES:                                          --             --             --             --             --
                                               ---------      ---------      ---------      ---------      ---------
      Net assets                               $ 261,222      $  64,818      $   1,326      $     812      $     381
                                               =========      =========      =========      =========      =========
Net asset distribution by category:
   Commonwealth Annuity Advantage IV           $  57,303      $  51,451      $   1,140      $      37      $     275
   Commonwealth Annuity Advantage IV with
      Optional No Withdrawal Charge Rider             --          2,998             --             --             --
   Commonwealth Annuity Preferred Plus           203,919         10,369            186            775             --
   Commonwealth Annuity Preferred Plus with
      Optional Rider                                  --             --             --             --            106
                                               ---------      ---------      ---------      ---------      ---------
                                               $ 261,222      $  64,818      $   1,326      $     812      $     381
                                               =========      =========      =========      =========      =========
Investments in shares of the Underlying
   Funds, at cost                              $ 347,039      $  84,762      $   1,936      $   1,108      $     485
Underlying Fund shares held                       33,192          7,992            258             98             61
Units outstanding and net asset value per
   unit:
Commonwealth Annuity Advantage IV:
   Units outstanding, December 31, 2008           95,230         75,752          2,528             70            449
   Net asset value per unit, December 31,
      2008                                     $0.601740      $0.679211      $0.450449      $0.535679      $0.613805
Commonwealth Annuity Advantage IV with
   Optional No Withdrawal Charge Rider:
   Units outstanding, December 31, 2008               --          4,435             --             --             --
   Net asset value per unit, December 31,
      2008                                     $      --      $0.675998      $      --      $      --      $      --
Commonwealth Annuity Preferred Plus:
   Units outstanding, December 31, 2008          339,944         15,307            415          1,451             --
   Net asset value per unit, December 31,
      2008                                     $0.599860      $0.677385      $0.449219      $0.534193      $      --
Commonwealth Annuity Preferred Plus with
   Optional Rider:
   Units outstanding, December 31, 2008               --             --             --             --            173
   Net asset value per unit, December 31,
      2008                                     $      --      $      --      $      --      $      --      $0.610942

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

DECEMBER 31, 2008

                                                 GOLDMAN         GOLDMAN         GOLDMAN         GOLDMAN         GOLDMAN
                                                SACHS VIT       SACHS VIT       SACHS VIT       SACHS VIT       SACHS VIT
                                                 CAPITAL       CORE FIXED        EQUITY         GOVERNMENT      GROWTH &
                                               GROWTH FUND     INCOME FUND     INDEX FUND      INCOME FUND    INCOME FUND
                                             SERVICE SHARES  SERVICE SHARES  SERVICE SHARES  SERVICE SHARES  SERVICE SHARES
                                             --------------  --------------  --------------  --------------  --------------
ASSETS:
Investments in shares of the Underlying
   Funds, at market value                      $  22,307        $   9,148      $   7,627        $ 453,286       $   9,718
                                               ---------        ---------      ---------        ---------       ---------
      Total assets                                22,307            9,148          7,627          453,286           9,718
LIABILITIES:                                          --               --             --               --              --
                                               ---------        ---------      ---------        ---------       ---------
      Net assets                               $  22,307        $   9,148      $   7,627        $ 453,286       $   9,718
                                               =========        =========      =========        =========       =========
Net asset distribution by category:
   Commonwealth Annuity Advantage IV           $  20,857        $   2,764      $   4,312        $  11,900       $   7,919
   Commonwealth Annuity Advantage IV with
      Optional No Withdrawal Charge Rider             --            4,973            571               --              --
   Commonwealth Annuity Preferred Plus             1,450            1,411          2,744          441,386           1,799
   Commonwealth Annuity Preferred Plus with
      Optional Rider                                  --               --             --               --              --
                                               ---------        ---------      ---------        ---------       ---------
                                               $  22,307        $   9,148      $   7,627        $ 453,286       $   9,718
                                               =========        =========      =========        =========       =========
Investments in shares of the Underlying
   Funds, at cost                              $  31,751        $   9,947      $   9,695        $ 454,784       $  12,959
Underlying Fund shares held                        3,019            1,038          1,152           44,703           1,216
Units outstanding and net asset value per
   unit:
Commonwealth Annuity Advantage IV:
   Units outstanding, December 31, 2008           35,564            2,966          6,986           11,293          12,389
   Net asset value per unit, December 31,
      2008                                     $0.586461        $0.932213      $0.617274        $1.053752       $0.639148
Commonwealth Annuity Advantage IV with
   Optional No Withdrawal Charge Rider:
   Units outstanding, December 31, 2008               --            5,360            929               --              --
   Net asset value per unit, December 31,
      2008                                     $      --        $0.927807      $0.614343        $      --            $ --
Commonwealth Annuity Preferred Plus:
   Units outstanding, December 31, 2008            2,479            1,517          4,456          420,028           2,823
   Net asset value per unit, December 31,
      2008                                     $0.584926        $0.930004      $0.615747        $1.050848       $0.637410
Commonwealth Annuity Preferred Plus with
   Optional Rider:
   Units outstanding, December 31, 2008               --               --             --               --              --
   Net asset value per unit, December 31,
      2008                                     $      --        $      --      $      --        $      --       $      --

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

DECEMBER 31, 2008

                                                 GOLDMAN                         GOLDMAN         GOLDMAN
                                                SACHS VIT        GOLDMAN        SACHS VIT       SACHS VIT        GOLDMAN
                                                  GROWTH        SACHS VIT       STRATEGIC      STRUCTURED       SACHS VIT
                                              OPPORTUNITIES       MONEY       INTERNATIONAL     SMALL CAP    STRUCTURED U.S.
                                                  FUND         MARKET FUND     EQUITY FUND     EQUITY FUND     EQUITY FUND
                                             SERVICE SHARES  SERVICE SHARES  SERVICE SHARES  SERVICE SHARES  SERVICE SHARES
                                             --------------  --------------  --------------  --------------  ---------------
ASSETS:
Investments in shares of the Underlying
   Funds, at market value                       $   6,869      $3,332,584       $   6,506       $   1,673       $     883
                                                ---------      ----------       ---------       ---------       ---------
      Total assets                                  6,869       3,332,584           6,506           1,673             883
LIABILITIES:                                           --              --              --              --              --
                                                ---------      ----------       ---------       ---------       ---------
      Net assets                                $   6,869      $3,332,584       $   6,506       $   1,673       $     883
                                                =========      ==========       =========       =========       =========
Net asset distribution by category:
   Commonwealth Annuity Advantage IV            $     962      $    2,249       $   1,935       $   1,534       $     883
   Commonwealth Annuity Advantage IV with
      Optional No Withdrawal Charge Rider              --              --              --              --              --
   Commonwealth Annuity Preferred Plus              5,874       3,330,028           4,571             139              --
   Commonwealth Annuity Preferred Plus with
      Optional Rider                                   33             307              --              --              --
                                                ---------      ----------       ---------       ---------       ---------
                                                $   6,869      $3,332,584       $   6,506       $   1,673       $     883
                                                =========      ==========       =========       =========       =========
Investments in shares of the Underlying
   Funds, at cost                               $   7,071      $3,332,584       $   8,055       $   2,218       $   1,057
Underlying Fund shares held                         1,935       3,332,584           1,013             240             110
Units outstanding and net asset value per
   unit:
Commonwealth Annuity Advantage IV:
   Units outstanding, December 31, 2008             1,612           2,202           3,522           2,522           1,470
   Net asset value per unit, December 31,
      2008                                      $0.596918      $ 1.021315       $0.549400       $0.608359       $0.600544
Commonwealth Annuity Advantage IV with
   Optional No Withdrawal Charge Rider:
   Units outstanding, December 31, 2008                --              --              --              --             --
   Net asset value per unit, December 31,
      2008                                      $      --      $       --       $      --       $      --       $     --
Commonwealth Annuity Preferred Plus:
   Units outstanding, December 31, 2008             9,876       3,269,558           8,338             229             --
   Net asset value per unit, December 31,
      2008                                      $0.594792      $ 1.018495       $0.548259       $0.606641       $     --
Commonwealth Annuity Preferred Plus with
   Optional Rider:
   Units outstanding, December 31, 2008                55             302              --              --             --
   Net asset value per unit, December 31,
      2008                                      $0.593210      $ 1.015719       $      --       $      --       $     --

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

DECEMBER 31, 2008

                                                                             JANUS ASPEN
                                                                               PERKINS        JANUS ASPEN
                                                               JANUS ASPEN     MID CAP          PERKINS
                                              JANUS ASPEN        MID CAP        VALUE        SMALL COMPANY      OPPENHEIMER
                                                 FORTY            GROWTH      PORTFOLIO          VALUE            BALANCED
                                               PORTFOLIO        PORTFOLIO      SERVICE         PORTFOLIO          FUND/VA
                                             SERVICE SHARES  SERVICE SHARES   SHARES (b)  SERVICE SHARES (b)  SERVICE SHARES
                                             --------------  --------------  -----------  ------------------  ---------------
ASSETS:
Investments in shares of the Underlying
   Funds, at market value                       $  13,361       $   8,086     $  10,429        $     782         $  10,548
                                                ---------       ---------     ---------        ---------         ---------
      Total assets                                 13,361           8,086        10,429              782            10,548
LIABILITIES:                                           --              --            --               --                --
                                                ---------       ---------     ---------        ---------         ---------
      Net assets                                $  13,361       $   8,086     $  10,429        $     782         $  10,548
                                                =========       =========     =========        =========         =========
Net asset distribution by category:
   Commonwealth Annuity Advantage IV            $   3,895       $   1,293     $   3,542        $     216         $   7,896
   Commonwealth Annuity Advantage IV with
      Optional No Withdrawal Charge Rider           3,159              --            --               --                --
   Commonwealth Annuity Preferred Plus              6,109           6,793         6,887              566             2,621
   Commonwealth Annuity Preferred Plus with
      Optional Rider                                  198              --            --               --                31
                                                ---------       ---------     ---------        ---------         ---------
                                                $  13,361       $   8,086     $  10,429        $     782         $  10,548
                                                =========       =========     =========        =========         =========
Investments in shares of the Underlying
   Funds, at cost                               $  16,012       $   8,201     $  11,319        $     917         $  11,942
Underlying Fund shares held                           588             391           980               70             1,259
Units outstanding and net asset value per
   unit:
Commonwealth Annuity Advantage IV:
   Units outstanding, December 31, 2008             6,017           2,176         4,979              369            14,298
   Net asset value per unit, December 31,
      2008                                      $0.647162       $0.594372     $0.711528        $0.586857         $0.552244
Commonwealth Annuity Advantage IV with
   Optional No Withdrawal Charge Rider:
   Units outstanding, December 31, 2008             4,904              --            --               --                --
   Net asset value per unit, December 31,
      2008                                      $0.644098       $      --     $      --        $      --         $      --
Commonwealth Annuity Preferred Plus:
   Units outstanding, December 31, 2008             9,466          11,434         9,703              966             4,756
   Net asset value per unit, December 31,
      2008                                      $0.645404       $0.594067     $0.709743        $0.585696         $0.551196
Commonwealth Annuity Preferred Plus with
   Optional Rider:
   Units outstanding, December 31, 2008               308              --            --               --                56
   Net asset value per unit, December 31,
      2008                                      $0.643656       $      --     $      --        $      --         $0.549612

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

DECEMBER 31, 2008

                                               OPPENHEIMER     OPPENHEIMER    OPPENHEIMER     PIONEER     PIONEER
                                                 GLOBAL        MAIN STREET     STRATEGIC       CULLEN     EMERGING
                                               SECURITIES       SMALL CAP         BOND       VALUE VCT  MARKETS VCT
                                                 FUND/VA        FUND(R)/VA       FUND/VA     PORTFOLIO   PORTFOLIO
                                             SERVICE SHARES  SERVICE SHARES  SERVICE SHARES   CLASS II    CLASS II
                                             --------------  --------------  --------------  ---------  -----------
ASSETS:
Investments in shares of the Underlying
   Funds, at market value                       $  22,890       $ 10,020        $  17,409    $  14,489   $  26,717
                                                ---------       --------        ---------    ---------   ---------
      Total assets                                 22,890         10,020           17,409       14,489      26,717
LIABILITIES:                                           --             --               --           --          --
                                                ---------       --------        ---------    ---------   ---------
      Net assets                                $  22,890       $ 10,020        $  17,409    $  14,489   $  26,717
                                                =========       ========        =========    =========   =========
Net asset distribution by category:
   Commonwealth Annuity Advantage IV            $  13,534       $  7,420        $   9,600    $  14,065   $   4,456
   Commonwealth Annuity Advantage IV with
      Optional No Withdrawal Charge Rider              --             --              696           --          --
   Commonwealth Annuity Preferred Plus              9,356          2,600            7,079          424      22,227
   Commonwealth Annuity Preferred Plus with
      Optional Rider                                   --             --               34           --          34
                                                ---------       --------        ---------    ---------   ---------
                                                $  22,890       $ 10,020        $  17,409    $  14,489   $  26,717
                                                =========       ========        =========    =========   =========
Investments in shares of the Underlying
   Funds, at cost                               $  27,350       $ 12,504        $  19,005    $  17,624   $  34,025
Underlying Fund shares held                         1,143            951            3,818        1,605       1,710
Units outstanding and net asset value per
   unit:
Commonwealth Annuity Advantage IV:
   Units outstanding, December 31, 2008            22,947         12,693           10,859       20,954       9,381
   Net asset value per unit, December 31,
      2008                                      $0.589796       $0.584499       $0.884027    $0.671246   $0.475050
Commonwealth Annuity Advantage IV with
   Optional No Withdrawal Charge Rider:
   Units outstanding, December 31, 2008                --              --             791           --          --
   Net asset value per unit, December 31,
      2008                                      $      --       $      --       $0.879840    $      --   $      --
Commonwealth Annuity Preferred Plus:
   Units outstanding, December 31, 2008            15,881           4,461           8,029          634      46,816
   Net asset value per unit, December 31,
      2008                                      $0.589142       $0.582903       $0.881713    $0.668980   $0.474777
Commonwealth Annuity Preferred Plus with
   Optional Rider:
   Units outstanding, December 31, 2008                --              --              39           --          71
   Net asset value per unit, December 31,
      2008                                      $      --       $      --       $0.879255    $      --   $0.473484

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

DECEMBER 31, 2008

                                                  PIONEER        PIONEER
                                                  GROWTH         MID CAP
                                             OPPORTUNITIES VCT  VALUE VCT
                                                 PORTFOLIO      PORTFOLIO
                                                  CLASS I        CLASS II
                                             -----------------  ---------
ASSETS:
Investments in shares of the Underlying
   Funds, at market value                        $     444      $   3,962
                                                 ---------      ---------
      Total assets                                     444          3,962
LIABILITIES:                                            --             --
                                                 ---------      ---------
      Net assets                                 $     444      $   3,962
                                                 =========      =========
Net asset distribution by category:
   Commonwealth Annuity Advantage IV             $     410      $   3,266
   Commonwealth Annuity Advantage IV with
      Optional No Withdrawal Charge Rider               --            586
   Commonwealth Annuity Preferred Plus                  --            110
   Commonwealth Annuity Preferred Plus with
      Optional Rider                                   34              --
                                                 ---------      ---------
                                                 $     444      $   3,962
                                                 =========      =========
Investments in shares of the Underlying
   Funds, at cost                                $     557      $   5,459
Underlying Fund shares held                             34            340
Units outstanding and net asset value per
   unit:
Commonwealth Annuity Advantage IV:
   Units outstanding, December 31, 2008                685          5,153
   Net asset value per unit, December 31,
      2008                                       $0.597747      $0.633722
Commonwealth Annuity Advantage IV with
   Optional No Withdrawal Charge Rider:
   Units outstanding, December 31, 2008                 --            929
   Net asset value per unit, December 31,
      2008                                       $      --      $0.630722
Commonwealth Annuity Preferred Plus:
   Units outstanding, December 31, 2008                 --            175
   Net asset value per unit, December 31,
      2008                                       $      --      $0.630228
Commonwealth Annuity Preferred Plus with
   Optional Rider:
   Units outstanding, December 31, 2008                 58             --
   Net asset value per unit, December 31,
      2008                                       $0.594052      $      --

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

                                                         AIM V.I.                    ALLIANCE-       ALLIANCE-        ALLIANCE-
                                                       CORE EQUITY    AIM V.I.     BERNSTEIN VPS   BERNSTEIN VPS    BERNSTEIN VPS
                                                           FUND     LEISURE FUND   INTERMEDIATE    INTERNATIONAL      SMALL CAP
                                                        SERIES II    SERIES II    BOND PORTFOLIO  VALUE PORTFOLIO  GROWTH PORTFOLIO
                                                          SHARES       SHARES     CLASS B (a)(b)      CLASS B          CLASS B
                                                       -----------  ------------  --------------  ---------------  ----------------
INVESTMENT INCOME:
   Dividends                                              $  43        $   5           $ --           $     4           $  --
EXPENSES:
COMMONWEALTH ANNUITY ADVANTAGE IV:
   Mortality and expense risk fees                            4            2              2                12               7
   Administrative expense fees                               --           --             --                 1              --
                                                          -----        -----           ----           -------           -----
      Total expenses                                          4            2              2                13               7
                                                          -----        -----           ----           -------           -----
COMMONWEALTH ANNUITY ADVANTAGE IV WITH OPTIONAL NO
   WITHDRAWAL CHARGE RIDER:
   Mortality and expense risk fees                           --           --             --                --              --
   Administrative expense fees                               --           --             --                --              --
                                                          -----        -----           ----           -------           -----
      Total expenses                                         --           --             --                --              --
                                                          -----        -----           ----           -------           -----
COMMONWEALTH ANNUITY PREFERRED PLUS:
   Mortality and expense risk fees                            2           --             --                19               3
   Administrative expense fees                                1           --             --                 3              --
                                                          -----        -----           ----           -------           -----
      Total expenses                                          3           --             --                22               3
                                                          -----        -----           ----           -------           -----
COMMONWEALTH ANNUITY PREFERRED PLUS WITH OPTIONAL
   RIDER:
   Mortality and expense risk fees                           --           --             --                --               1
   Administrative expense fees                               --           --             --                --              --
                                                          -----        -----           ----           -------           -----
      Total expenses                                         --           --             --                --               1
                                                          -----        -----           ----           -------           -----
         Total expenses                                       7            2              2                35              11
                                                          -----        -----           ----           -------           -----
      Net investment income (loss)                           36            3             (2)              (31)            (11)
                                                          -----        -----           ----           -------           -----
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Realized gain distributions from portfolio sponsor        --          117             --                26              --
   Net realized gain (loss) from sales of investments       (19)          (3)            --              (368)           (189)
                                                          -----        -----           ----           -------           -----
      Net realized gain (loss)                              (19)         114             --              (342)           (189)
   Change in unrealized gain (loss)                        (243)        (256)           (12)           (1,520)           (486)
                                                          -----        -----           ----           -------           -----
      Net realized and unrealized gain (loss)              (262)        (142)           (12)           (1,862)           (675)
                                                          -----        -----           ----           -------           -----
      Net increase (decrease) in net assets from
         operations                                       $(226)       $(139)          $(14)          $(1,893)          $(686)
                                                          =====        =====           ====           =======           =====

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                            FT VIP        FT VIP        FT VIP         FT VIP
                                                          ALLIANCE-        FRANKLIN      FRANKLIN      FRANKLIN        MUTUAL
                                                        BERNSTEIN VPS       GLOBAL        INCOME    SMALL CAP VALUE  DISCOVERY
                                                        SMALL/MID CAP   COMMUNICATIONS  SECURITIES    SECURITIES     SECURITIES
                                                       VALUE PORTFOLIO       FUND          FUND          FUND           FUND
                                                           CLASS B         CLASS 2        CLASS 2       CLASS 2       CLASS 2
                                                       ---------------  --------------  ----------  ---------------  ----------
INVESTMENT INCOME:
   Dividends                                                $   1            $  --       $   255         $  16        $   301
EXPENSES:
COMMONWEALTH ANNUITY ADVANTAGE IV:
   Mortality and expense risk fees                              5                6            28            21             33
   Administrative expense fees                                 --                1             4             3              4
                                                            -----            -----       -------         -----        -------
      Total expenses                                            5                7            32            24             37
                                                            -----            -----       -------         -----        -------
COMMONWEALTH ANNUITY ADVANTAGE IV WITH OPTIONAL NO
   WITHDRAWAL CHARGE RIDER:
   Mortality and expense risk fees                             --               --            52            --             66
   Administrative expense fees                                 --               --             5            --              7
                                                            -----            -----       -------         -----        -------
      Total expenses                                           --               --            57            --             73
                                                            -----            -----       -------         -----        -------
COMMONWEALTH ANNUITY PREFERRED PLUS:
   Mortality and expense risk fees                              1                1             2            10             22
   Administrative expense fees                                  1               --            --             1              2
                                                            -----            -----       -------         -----        -------
      Total expenses                                            2                1             2            11             24
                                                            -----            -----       -------         -----        -------
COMMONWEALTH ANNUITY PREFERRED PLUS WITH OPTIONAL
   RIDER:
   Mortality and expense risk fees                             --               --            --            --              2
   Administrative expense fees                                 --               --            --            --             --
                                                            -----            -----       -------         -----        -------
      Total expenses                                           --               --            --            --              2
                                                            -----            -----       -------         -----        -------
         Total expenses                                         7                8            91            35            136
                                                            -----            -----       -------         -----        -------
      Net investment income (loss)                             (6)              (8)          164           (19)           165
                                                            -----            -----       -------         -----        -------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Realized gain distributions from portfolio sponsor          19               --           107           110            564
   Net realized gain (loss) from sales of investments          (4)            (168)         (435)          (27)          (382)
                                                            -----            -----       -------         -----        -------
      Net realized gain (loss)                                 15             (168)         (328)           83            182
   Change in unrealized gain (loss)                          (341)            (316)       (2,548)         (745)        (3,883)
                                                            -----            -----       -------         -----        -------
      Net realized and unrealized gain (loss)                (326)            (484)       (2,876)         (662)        (3,701)
                                                            -----            -----       -------         -----        -------
      Net increase (decrease) in net assets from
         operations                                         $(332)           $(492)      $(2,712)        $(681)       $(3,536)
                                                            =====            =====       =======         =====        =======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                         FT VIP       FT VIP
                                                          FT VIP        TEMPLETON    TEMPLETON  GOLDMAN SACHS  GOLDMAN SACHS
                                                       MUTUAL SHARES  GLOBAL ASSET    GROWTH       BALANCED    EQUITY GROWTH
                                                        SECURITIES     ALLOCATION   SECURITIES     STRATEGY       STRATEGY
                                                           FUND           FUND         FUND       PORTFOLIO      PORTFOLIO
                                                          CLASS 2        CLASS 2      CLASS 2      CLASS A        CLASS A
                                                       -------------  ------------  ----------  -------------  -------------
INVESTMENT INCOME:
   Dividends                                              $   225        $ 117       $    67       $ 1,295        $   486
EXPENSES:
COMMONWEALTH ANNUITY ADVANTAGE IV:
   Mortality and expense risk fees                             17            5             5           118            108
   Administrative expense fees                                  2           --            --            16             14
                                                          -------        -----       -------       -------        -------
      Total expenses                                           19            5             5           134            122
                                                          -------        -----       -------       -------        -------
COMMONWEALTH ANNUITY ADVANTAGE IV WITH OPTIONAL NO
   WITHDRAWAL CHARGE RIDER:
   Mortality and expense risk fees                             50           --            49             1             --
   Administrative expense fees                                  5           --             5            --             --
                                                          -------        -----       -------       -------        -------
      Total expenses                                           55           --            54             1             --
                                                          -------        -----       -------       -------        -------
COMMONWEALTH ANNUITY PREFERRED PLUS:
   Mortality and expense risk fees                             10           14             5           113             19
   Administrative expense fees                                  1            2             1            13              2
                                                          -------        -----       -------       -------        -------
      Total expenses                                           11           16             6           126             21
                                                          -------        -----       -------       -------        -------
COMMONWEALTH ANNUITY PREFERRED PLUS WITH OPTIONAL
   RIDER:
   Mortality and expense risk fees                             --           --            --            --             --
   Administrative expense fees                                 --           --            --            --             --
                                                          -------        -----       -------       -------        -------
      Total expenses                                           --           --            --            --             --
                                                          -------        -----       -------       -------        -------
         Total expenses                                        85           21            65           261            143
                                                          -------        -----       -------       -------        -------
      Net investment income (loss)                            140           96             2         1,034            343
                                                          -------        -----       -------       -------        -------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Realized gain distributions from portfolio sponsor         320          147           262         1,270          1,271
   Net realized gain (loss) from sales of investments         (52)        (327)          (21)         (186)        (2,449)
                                                          -------        -----       -------       -------        -------
      Net realized gain (loss)                                268         (180)          241         1,084         (1,178)
   Change in unrealized gain (loss)                        (3,032)          48        (2,482)       (5,601)        (7,973)
                                                          -------        -----       -------       -------        -------
      Net realized and unrealized gain (loss)              (2,764)        (132)       (2,241)       (4,517)        (9,151)
                                                          -------        -----       -------       -------        -------
      Net increase (decrease) in net assets from
         operations                                       $(2,624)       $ (36)      $(2,239)      $(3,483)       $(8,808)
                                                          =======        =====       =======       =======        =======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                      GOLDMAN SACHS  GOLDMAN SACHS
                                                       GOLDMAN SACHS   GROWTH AND    INTERNATIONAL  GOLDMAN SACHS
                                                           GROWTH        INCOME       REAL ESTATE    REAL ESTATE   GOLDMAN SACHS
                                                          STRATEGY       STRATEGY      SECURITIES     SECURITIES     TOLLKEEPER
                                                         PORTFOLIO      PORTFOLIO         FUND           FUND          FUND
                                                          CLASS A        CLASS A        CLASS A        CLASS A        CLASS A
                                                       -------------  -------------  -------------  -------------  -------------
INVESTMENT INCOME:
   Dividends                                             $  8,805       $  1,685         $   4          $ 10           $  --
EXPENSES:
COMMONWEALTH ANNUITY ADVANTAGE IV:
   Mortality and expense risk fees                            255            301             6             --              1
   Administrative expense fees                                 34             39             1             --             --
                                                         --------       --------         -----          -----          -----
      Total expenses                                          289            340             7             --              1
                                                         --------       --------         -----          -----          -----
COMMONWEALTH ANNUITY ADVANTAGE IV WITH OPTIONAL NO
   WITHDRAWAL CHARGE RIDER:
   Mortality and expense risk fees                             --             32            --             --             --
   Administrative expense fees                                 --              4            --             --             --
                                                         --------       --------         -----          -----          -----
      Total expenses                                           --             36            --             --             --
                                                         --------       --------         -----          -----          -----
COMMONWEALTH ANNUITY PREFERRED PLUS:
   Mortality and expense risk fees                            888            106            --              5             --
   Administrative expense fees                                 99             12            --              1             --
                                                         --------       --------         -----          -----          -----
      Total expenses                                          987            118            --              6             --
                                                         --------       --------         -----          -----          -----
COMMONWEALTH ANNUITY PREFERRED PLUS WITH OPTIONAL
   RIDER:
   Mortality and expense risk fees                             --             --            --             --              1
   Administrative expense fees                                 --             --            --             --             --
                                                         --------       --------         -----          -----          -----
      Total expenses                                           --             --            --             --              1
                                                         --------       --------         -----          -----          -----
         Total expenses                                     1,276            494             7              6              2
                                                         --------       --------         -----          -----          -----
      Net investment income (loss)                          7,529          1,191            (3)             4             (2)
                                                         --------       --------         -----          -----          -----
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Realized gain distributions from portfolio sponsor      14,322          2,507            --             51             --
   Net realized gain (loss) from sales of investments         357           (181)          (71)            (6)            (1)
                                                         --------       --------         -----          -----          -----
      Net realized gain (loss)                             14,679          2,326           (71)            45             (1)
   Change in unrealized gain (loss)                       (85,716)       (19,917)         (610)          (293)          (105)
                                                         --------       --------         -----          -----          -----
      Net realized and unrealized gain (loss)             (71,037)       (17,591)         (681)          (248)          (106)
                                                         --------       --------         -----          -----          -----
      Net increase (decrease) in net assets from
         operations                                      $(63,508)      $(16,400)        $(684)         $(244)         $(108)
                                                         ========       ========         =====          =====          =====

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                                                                         GOLDMAN
                                                           GOLDMAN         GOLDMAN         GOLDMAN         GOLDMAN      SACHS VIT
                                                          SACHS VIT       SACHS VIT       SACHS VIT       SACHS VIT      GROWTH &
                                                           CAPITAL       CORE FIXED        EQUITY         GOVERNMENT   INCOME FUND
                                                         GROWTH FUND     INCOME FUND     INDEX FUND      INCOME FUND     SERVICE
                                                       SERVICE SHARES  SERVICE SHARES  SERVICE SHARES  SERVICE SHARES     SHARES
                                                       --------------  --------------  --------------  --------------  -----------
INVESTMENT INCOME:
   Dividends                                              $    --          $ 293          $   188         $15,407        $   253
EXPENSES:
COMMONWEALTH ANNUITY ADVANTAGE IV:
   Mortality and expense risk fees                            157             16               24              95             84
   Administrative expense fees                                 20              3                4              12             11
                                                          -------          -----          -------         -------        -------
      Total expenses                                          177             19               28             107             95
                                                          -------          -----          -------         -------        -------
COMMONWEALTH ANNUITY ADVANTAGE IV WITH OPTIONAL NO
   WITHDRAWAL CHARGE RIDER:
   Mortality and expense risk fees                             --             57                6              --             --
   Administrative expense fees                                 --              5                1              --             --
                                                          -------          -----          -------         -------        -------
      Total expenses                                           --             62                7              --             --
                                                          -------          -----          -------         -------        -------
COMMONWEALTH ANNUITY PREFERRED PLUS:
   Mortality and expense risk fees                             12              4                4           4,198              4
   Administrative expense fees                                  2              1                1             467              1
                                                          -------          -----          -------         -------        -------
      Total expenses                                           14              5                5           4,665              5
                                                          -------          -----          -------         -------        -------
COMMONWEALTH ANNUITY PREFERRED PLUS WITH OPTIONAL
   RIDER:
   Mortality and expense risk fees                             --             --               --              --             --
   Administrative expense fees                                 --             --               --              --             --
                                                          -------          -----          -------         -------        -------
      Total expenses                                           --             --               --              --             --
                                                          -------          -----          -------         -------        -------
         Total expenses                                       191             86               40           4,772            100
                                                          -------          -----          -------         -------        -------
      Net investment income (loss)                           (191)           207              148          10,635            153
                                                          -------          -----          -------         -------        -------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Realized gain distributions from portfolio sponsor          --             --              363              --              1
   Net realized gain (loss) from sales of investments        (282)            (7)             (50)           (399)          (305)
                                                          -------          -----          -------         -------        -------
      Net realized gain (loss)                               (282)            (7)             313            (399)          (304)
   Change in unrealized gain (loss)                        (9,448)          (795)          (2,069)         (1,499)        (3,231)
                                                          -------          -----          -------         -------        -------
      Net realized and unrealized gain (loss)              (9,730)          (802)          (1,756)         (1,898)        (3,535)
                                                          -------          -----          -------         -------        -------
      Net increase (decrease) in net assets from
         operations                                       $(9,921)         $(595)         $(1,608)        $ 8,737        $(3,382)
                                                          =======          =====          =======         =======        =======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                                                                         GOLDMAN
                                                           GOLDMAN                         GOLDMAN         GOLDMAN      SACHS VIT
                                                          SACHS VIT        GOLDMAN        SACHS VIT       SACHS VIT     STRUCTURED
                                                           GROWTH         SACHS VIT       STRATEGIC      STRUCTURED        U.S.
                                                        OPPORTUNITIES       MONEY       INTERNATIONAL     SMALL CAP    EQUITY FUND
                                                            FUND         MARKET FUND     EQUITY FUND     EQUITY FUND     SERVICE
                                                       SERVICE SHARES  SERVICE SHARES  SERVICE SHARES  SERVICE SHARES     SHARES
                                                       --------------  --------------  --------------  --------------  -----------
INVESTMENT INCOME:
   Dividends                                               $  --           $31,485        $   264          $  15          $  17
EXPENSES:
COMMONWEALTH ANNUITY ADVANTAGE IV:
   Mortality and expense risk fees                             7                15             11             12              4
   Administrative expense fees                                 1                 2              2              1             --
                                                           -----           -------        -------          -----          -----
      Total expenses                                           8                17             13             13              4
                                                           -----           -------        -------          -----          -----
COMMONWEALTH ANNUITY ADVANTAGE IV WITH OPTIONAL NO
   WITHDRAWAL CHARGE RIDER:
   Mortality and expense risk fees                            --                --             --             --             --
   Administrative expense fees                                --                --             --             --             --
                                                           -----           -------        -------          -----          -----
      Total expenses                                          --                --             --             --             --
                                                           -----           -------        -------          -----          -----
COMMONWEALTH ANNUITY PREFERRED PLUS:
   Mortality and expense risk fees                             7            23,976             14              1              1
   Administrative expense fees                                 1             2,664              1             --             --
                                                           -----           -------        -------          -----          -----
      Total expenses                                           8            26,640             15              1              1
                                                           -----           -------        -------          -----          -----
COMMONWEALTH ANNUITY PREFERRED PLUS WITH OPTIONAL
   RIDER:
   Mortality and expense risk fees                            --                 2             --             --             --
   Administrative expense fees                                --                --             --             --             --
                                                           -----           -------        -------          -----          -----
      Total expenses                                          --                 2             --             --             --
                                                           -----           -------        -------          -----          -----
         Total expenses                                       16            26,659             28             14              5
                                                           -----           -------        -------          -----          -----
      Net investment income (loss)                           (16)            4,826            236              1             12
                                                           -----           -------        -------          -----          -----
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Realized gain distributions from portfolio sponsor        206                --            561              4             11
   Net realized gain (loss) from sales of investments       (170)               --            (95)           (27)          (156)
                                                           -----           -------        -------          -----          -----
      Net realized gain (loss)                                36                --            466            (23)          (145)
   Change in unrealized gain (loss)                         (200)               --         (1,547)          (493)          (174)
                                                           -----           -------        -------          -----          -----
      Net realized and unrealized gain (loss)               (164)               --         (1,081)          (516)          (319)
                                                           -----           -------        -------          -----          -----
      Net increase (decrease) in net assets from
         operations                                        $(180)          $ 4,826        $  (845)         $(515)         $(307)
                                                           =====           =======        =======          =====          =====

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                                                    JANUS ASPEN
                                                                                       JANUS ASPEN    PERKINS
                                                                                         PERKINS       SMALL
                                                                         JANUS ASPEN     MID CAP      COMPANY
                                                         JANUS ASPEN       MID CAP        VALUE        VALUE      OPPENHEIMER
                                                           FORTY           GROWTH       PORTFOLIO    PORTFOLIO      BALANCED
                                                          PORTFOLIO       PORTFOLIO      SERVICE      SERVICE        FUND/VA
                                                       SERVICE SHARES  SERVICE SHARES   SHARES (b)  SHARES (b)   SERVICE SHARES
                                                       --------------  --------------  -----------  -----------  --------------
INVESTMENT INCOME:
   Dividends                                              $    --          $   8          $  44        $  --        $     7
EXPENSES:
COMMONWEALTH ANNUITY ADVANTAGE IV:
   Mortality and expense risk fees                             18              3             20            1             15
   Administrative expense fees                                  2             --              2           --              2
                                                          -------          -----          -----        -----        -------
      Total expenses                                           20              3             22            1             17
                                                          -------          -----          -----        -----        -------
COMMONWEALTH ANNUITY ADVANTAGE IV WITH OPTIONAL NO
   WITHDRAWAL CHARGE RIDER:
   Mortality and expense risk fees                             24             --             --           --             --
   Administrative expense fees                                  3             --             --           --             --
                                                          -------          -----          -----        -----        -------
      Total expenses                                           27             --             --           --             --
                                                          -------          -----          -----        -----        -------
COMMONWEALTH ANNUITY PREFERRED PLUS:
   Mortality and expense risk fees                              8             12             11            3             11
   Administrative expense fees                                  1              2              1           --              2
                                                          -------          -----          -----        -----        -------
      Total expenses                                            9             14             12            3             13
                                                          -------          -----          -----        -----        -------
COMMONWEALTH ANNUITY PREFERRED PLUS WITH OPTIONAL
   RIDER:
   Mortality and expense risk fees                              2             --             --           --             --
   Administrative expense fees                                 --             --             --           --             --
                                                          -------          -----          -----        -----        -------
      Total expenses                                            2             --             --           --             --
                                                          -------          -----          -----        -----        -------
         Total expenses                                        58             17             34            4             30
                                                          -------          -----          -----        -----        -------
      Net investment income (loss)                            (58)            (9)            10           (4)           (23)
                                                          -------          -----          -----        -----        -------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Realized gain distributions from portfolio sponsor          --             33            140            7             18
   Net realized gain (loss) from sales of investments        (477)           (34)           (56)         (16)          (109)
                                                          -------          -----          -----        -----        -------
      Net realized gain (loss)                               (477)            (1)            84           (9)           (91)
   Change in unrealized gain (loss)                        (2,651)          (116)          (889)        (135)        (1,394)
                                                          -------          -----          -----        -----        -------
      Net realized and unrealized gain (loss)              (3,128)          (117)          (805)        (144)        (1,485)
                                                          -------          -----          -----        -----        -------
      Net increase (decrease) in net assets from
         operations                                       $(3,186)         $(126)         $(795)       $(148)       $(1,508)
                                                          =======          =====          =====        =====        =======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEAR ENDED DECEMBER 31, 2008

                                                        OPPENHEIMER      OPPENHEIMER     OPPENHEIMER    PIONEER     PIONEER
                                                           GLOBAL        MAIN STREET      STRATEGIC      CULLEN     EMERGING
                                                         SECURITIES       SMALL CAP         BOND       VALUE VCT  MARKETS VCT
                                                          FUND/VA         FUND(R)/VA       FUND/VA     PORTFOLIO   PORTFOLIO
                                                       SERVICE SHARES  SERVICE SHARES  SERVICE SHARES   CLASS II    CLASS II
                                                       --------------  --------------  --------------  ---------  -----------
INVESTMENT INCOME:
   Dividends                                              $    43         $    16         $   188       $    36    $      6
EXPENSES:
COMMONWEALTH ANNUITY ADVANTAGE IV:
   Mortality and expense risk fees                             82              50              52            69          35
   Administrative expense fees                                 11               6               7             9           4
                                                          -------         -------         -------       -------    --------
      Total expenses                                           93              56              59            78          39
                                                          -------         -------         -------       -------    --------
COMMONWEALTH ANNUITY ADVANTAGE IV WITH OPTIONAL NO
   WITHDRAWAL CHARGE RIDER:
   Mortality and expense risk fees                              2               2              10            --          --
   Administrative expense fees                                 --              --               1            --          --
                                                          -------         -------         -------       -------    --------
      Total expenses                                            2               2              11            --          --
                                                          -------         -------         -------       -------    --------
COMMONWEALTH ANNUITY PREFERRED PLUS:
   Mortality and expense risk fees                             26              16              30             1          84
   Administrative expense fees                                  3               2               4            --           9
                                                          -------         -------         -------       -------    --------
      Total expenses                                           29              18              34             1          93
                                                          -------         -------         -------       -------    --------
COMMONWEALTH ANNUITY PREFERRED PLUS WITH OPTIONAL
   RIDER:
   Mortality and expense risk fees                             --              --              --            --          --
   Administrative expense fees                                 --              --              --            --          --
                                                          -------         -------         -------       -------    --------
      Total expenses                                           --              --              --            --          --
                                                          -------         -------         -------       -------    --------
         Total expenses                                       124              76             104            79         132
                                                          -------         -------         -------       -------    --------
      Net investment income (loss)                            (81)            (60)             84           (43)       (126)
                                                          -------         -------         -------       -------    --------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Realized gain distributions from portfolio sponsor         231             173              45            --       1,121
   Net realized gain (loss) from sales of investments        (141)           (836)           (639)          (52)     (5,521)
                                                          -------         -------         -------       -------    --------
      Net realized gain (loss)                                 90            (663)           (594)          (52)     (4,400)
   Change in unrealized gain (loss)                        (4,460)         (2,461)         (1,597)       (3,134)     (7,309)
                                                          -------         -------         -------       -------    --------
      Net realized and unrealized gain (loss)              (4,370)         (3,124)         (2,191)       (3,186)    (11,709)
                                                          -------         -------         -------       -------    --------
      Net increase (decrease) in net assets from
         operations                                       $(4,451)        $(3,184)        $(2,107)      $(3,229)   $(11,835)
                                                          =======         =======         =======       =======    ========

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEAR ENDED DECEMBER 31, 2008

                                                            PIONEER        PIONEER
                                                            GROWTH         MID CAP
                                                       OPPORTUNITIES VCT  VALUE VCT
                                                           PORTFOLIO      PORTFOLIO
                                                            CLASS I        CLASS II
                                                       -----------------  ---------
INVESTMENT INCOME:
   Dividends                                                 $  --         $    25
EXPENSES:
COMMONWEALTH ANNUITY ADVANTAGE IV:
   Mortality and expense risk fees                               3              29
   Administrative expense fees                                  --               4
                                                             -----         -------
      Total expenses                                             3              33
                                                             -----         -------
COMMONWEALTH ANNUITY ADVANTAGE IV WITH OPTIONAL NO
   WITHDRAWAL CHARGE RIDER:
   Mortality and expense risk fees                              --               7
   Administrative expense fees                                  --              --
                                                             -----         -------
      Total expenses                                            --               7
                                                             -----         -------
COMMONWEALTH ANNUITY PREFERRED PLUS:
   Mortality and expense risk fees                              --               1
   Administrative expense fees                                  --              --
                                                             -----         -------
      Total expenses                                            --               1
                                                             -----         -------
COMMONWEALTH ANNUITY PREFERRED PLUS WITH OPTIONAL
   RIDER:
   Mortality and expense risk fees                              --              --
   Administrative expense fees                                  --              --
                                                             -----         -------
      Total expenses                                             0              --
                                                             -----         -------
         Total expenses                                          3              41
                                                             -----         -------
      Net investment income (loss)                              (3)            (16)
                                                             -----         -------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Realized gain distributions from portfolio sponsor           29             227
   Net realized gain (loss) from sales of investments          (27)           (254)
                                                             -----         -------
      Net realized gain (loss)                                   2             (27)
   Change in unrealized gain (loss)                           (113)         (1,497)
                                                             -----         -------
      Net realized and unrealized gain (loss)                 (111)         (1,524)
                                                             -----         -------
      Net increase (decrease) in net assets from
         operations                                          $(114)        $(1,540)
                                                             =====         =======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS ENDED DECEMBER 31,

                                                                               AIM V.I.                    ALLIANCE-
                                                                             CORE EQUITY    AIM V.I.     BERNSTEIN VPS
                                                                                 FUND     LEISURE FUND   INTERMEDIATE
                                                                              SERIES II    SERIES II    BOND PORTFOLIO
                                                                               SHARES        SHARES     CLASS B (a)(b)
                                                                            ------------  ------------  --------------
                                                                             2008   2007   2008   2007   2008   2007
                                                                            ------  ----  -----   ----   ----   ----
INCREASE (DECREASE) IN NET ASSETS:
   FROM OPERATIONS:
      Net investment income (loss)                                          $   36   $--  $   3    $--   $ (2)   $--
      Net realized gain (loss)                                                 (19)   --    114     --     --     --
      Change in unrealized gain (loss)                                        (243)   --   (256)    --    (12)    --
                                                                            ------   ---  -----    ---   ----    ---
      Net increase (decrease) in net assets from operations                   (226)   --   (139)    --    (14)    --
                                                                            ------   ---  -----    ---   ----    ---
   FROM CONTRACT TRANSACTIONS:
      Net purchase payments                                                  2,434    --    569     --    516     --
      Withdrawals                                                               --    --     --     --     --     --
      Contract charges                                                         (22)   --     (9)    --     (9)    --
      Transfers between Sub-Accounts (including Separate Account GPA), net      --    --     --     --     --     --
      Other transfers from (to) the General Account                              2    --     --     --     (1)    --
                                                                            ------   ---  -----    ---   ----    ---
      Net increase (decrease) in net assets from contract transactions       2,414    --    560     --    506     --
                                                                            ------   ---  -----    ---   ----    ---
      Net increase (decrease) in net assets                                  2,188    --    421     --    492     --
NET ASSETS:
   Beginning of year                                                            --    --     --     --     --     --
                                                                            ------   ---  -----    ---   ----    ---
   End of year                                                              $2,188   $--  $ 421    $--   $492    $--
                                                                            ======   ===  =====    ===   ====    ===

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEARS ENDED DECEMBER 31,

                                                                               ALLIANCE-        ALLIANCE-         ALLIANCE-
                                                                             BERNSTEIN VPS    BERNSTEIN VPS     BERNSTEIN VPS
                                                                             INTERNATIONAL      SMALL CAP       SMALL/MID CAP
                                                                            VALUE PORTFOLIO  GROWTH PORTFOLIO  VALUE PORTFOLIO
                                                                                CLASS B          CLASS B           CLASS B
                                                                            ---------------  ----------------  ---------------
                                                                               2008   2007     2008    2007      2008    2007
                                                                             -------  ----    ------   ----     ------   ----
INCREASE (DECREASE) IN NET ASSETS:
   FROM OPERATIONS:
      Net investment income (loss)                                           $   (31)  $--    $  (11)   $--     $   (6)   $--
      Net realized gain (loss)                                                  (342)   --      (189)    --         15     --
      Change in unrealized gain (loss)                                        (1,520)   --      (486)    --       (341)    --
                                                                             -------   ---    ------    ---     ------    ---
      Net increase (decrease) in net assets from operations                   (1,893)   --      (686)    --       (332)    --
                                                                             -------   ---    ------    ---     ------    ---
   FROM CONTRACT TRANSACTIONS:
      Net purchase payments                                                    5,242    --     2,784     29      1,429     --
      Withdrawals                                                               (369)   --      (293)    --         --     --
      Contract charges                                                           (62)   --       (34)    (1)       (14)    --
      Transfers between Sub-Accounts (including Separate Account GPA), net       628    --      (410)    --         --     --
      Other transfers from (to) the General Account                            6,993    --        (9)    --         --     --
                                                                             -------   ---    ------    ---     ------    ---
      Net increase (decrease) in net assets from contract transactions        12,432    --     2,038     28      1,415     --
                                                                             -------   ---    ------    ---     ------    ---
      Net increase (decrease) in net assets                                   10,539    --     1,352     28      1,083     --
NET ASSETS:
   Beginning of year                                                              --    --        28     --         --     --
                                                                             -------   ---    ------    ---     ------    ---
   End of year                                                               $10,539   $--    $1,380    $28     $1,083    $--
                                                                             =======   ===    ======    ===     ======    ===

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEARS ENDED DECEMBER 31,

                                                                                FT VIP           FT VIP           FT VIP
                                                                               FRANKLIN         FRANKLIN         FRANKLIN
                                                                                GLOBAL           INCOME      SMALL CAP VALUE
                                                                            COMMUNICATIONS     SECURITIES       SECURITIES
                                                                                 FUND             FUND             FUND
                                                                                CLASS 2          CLASS 2         CLASS 2
                                                                            --------------  ---------------  ---------------
                                                                             2008    2007     2008    2007     2008    2007
                                                                            ------   ----   -------  ------  -------   ----
INCREASE (DECREASE) IN NET ASSETS:
   FROM OPERATIONS:
      Net investment income (loss)                                          $   (8)   $--   $   164  $   (1) $   (19)  $ (1)
      Net realized gain (loss)                                                (168)    --      (328)     --       83     --
      Change in unrealized gain (loss)                                        (316)    --    (2,548)      2     (745)   (16)
                                                                            ------    ---   -------  ------  -------   ----
      Net increase (decrease) in net assets from operations                   (492)    --    (2,712)      1     (681)   (17)
                                                                            ------    ---   -------  ------  -------   ----
   FROM CONTRACT TRANSACTIONS:
      Net purchase payments                                                  1,777     16    14,204   1,476    5,603    458
      Withdrawals                                                             (341)    --      (712)     --     (279)    --
      Contract charges                                                         (21)    (1)     (110)     (3)     (57)    (5)
      Transfers between Sub-Accounts (including Separate Account GPA), net      --     --       293      --    1,035     --
      Other transfers from (to) the General Account                            (10)    --         1      (2)   3,933     --
                                                                            ------    ---   -------  ------  -------   ----
      Net increase (decrease) in net assets from contract transactions       1,405     15    13,676   1,471   10,235    453
                                                                            ------    ---   -------  ------  -------   ----
      Net increase (decrease) in net assets                                    913     15    10,964   1,472    9,554    436
NET ASSETS:
   Beginning of year                                                            15     --     1,472      --      436     --
                                                                            ------    ---   -------  ------  -------   ----
   End of year                                                              $  928    $15   $12,436  $1,472  $ 9,990   $436
                                                                            ======    ===   =======  ======  =======   ====

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEARS ENDED DECEMBER 31,

                                                                                 FT VIP                          FT VIP
                                                                                 MUTUAL          FT VIP         TEMPLETON
                                                                               DISCOVERY      MUTUAL SHARES   GLOBAL ASSET
                                                                               SECURITIES      SECURITIES      ALLOCATION
                                                                                  FUND            FUND            FUND
                                                                                CLASS 2          CLASS 2         CLASS 2
                                                                            ---------------  ---------------  ------------
                                                                              2008    2007     2008    2007    2008   2007
                                                                            -------  ------  -------  ------  ------  ----
INCREASE (DECREASE) IN NET ASSETS:
   FROM OPERATIONS:
      Net investment income (loss)                                          $   165  $   (1) $   140  $   (1) $   96   $--
      Net realized gain (loss)                                                  182      --      268      --    (180)   --
      Change in unrealized gain (loss)                                       (3,883)      4   (3,032)     (5)     48    --
                                                                            -------  ------  -------  ------  ------   ---
      Net increase (decrease) in net assets from operations                  (3,536)      3   (2,624)     (6)    (36)   --
                                                                            -------  ------  -------  ------  ------   ---
   FROM CONTRACT TRANSACTIONS:
      Net purchase payments                                                  16,337   1,560    7,791   1,578   2,809    --
      Withdrawals                                                              (683)     --     (886)     --    (146)   --
      Contract charges                                                         (216)     (4)     (49)     (5)    (43)   --
      Transfers between Sub-Accounts (including Separate Account GPA), net      778      --    6,328      --     246    --
      Other transfers from (to) the General Account                           7,422      (3)      (3)     (4)  3,539    --
                                                                            -------  ------  -------  ------  ------   ---
      Net increase (decrease) in net assets from contract transactions       23,638   1,553   13,181   1,569   6,405    --
                                                                            -------  ------  -------  ------  ------   ---
      Net increase (decrease) in net assets                                  20,102   1,556   10,557   1,563   6,369    --
NET ASSETS:
   Beginning of year                                                          1,556      --    1,563      --      --    --
                                                                            -------  ------  -------  ------  ------   ---
   End of year                                                              $21,658  $1,556  $12,120  $1,563  $6,369   $--
                                                                            =======  ======  =======  ======  ======   ===

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEARS ENDED DECEMBER 31,

                                                                                 FT VIP
                                                                               TEMPLETON      GOLDMAN SACHS    GOLDMAN SACHS
                                                                                 GROWTH          BALANCED      EQUITY GROWTH
                                                                               SECURITIES        STRATEGY         STRATEGY
                                                                                  FUND          PORTFOLIO        PORTFOLIO
                                                                                CLASS 2          CLASS A          CLASS A
                                                                            ---------------  ---------------  ---------------
                                                                              2008    2007     2008    2007     2008    2007
                                                                            -------  ------  -------  ------  -------  ------
INCREASE (DECREASE) IN NET ASSETS:
   FROM OPERATIONS:
      Net investment income (loss)                                          $     2  $   (1) $ 1,034  $    7  $   343  $   13
      Net realized gain (loss)                                                  241      --    1,084      14   (1,178)     20
      Change in unrealized gain (loss)                                       (2,482)     (4)  (5,601)    (22)  (7,973)    (38)
                                                                            -------  ------  -------  ------  -------  ------
      Net increase (decrease) in net assets from operations                  (2,239)     (5)  (3,483)     (1)  (8,808)     (5)
                                                                            -------  ------  -------  ------  -------  ------
   FROM CONTRACT TRANSACTIONS:
      Net purchase payments                                                   8,277   1,470   36,919   1,000   28,944   1,000
      Withdrawals                                                                --      --   (1,261)     --   (3,154)     --
      Contract charges                                                          (27)     (3)    (639)     (2)    (410)     (2)
      Transfers between Sub-Accounts (including Separate Account GPA), net       12      --    5,899      --      300      --
      Other transfers from (to) the General Account                             (71)     (4)  39,421      --       --      --
                                                                            -------  ------  -------  ------  -------  ------
      Net increase (decrease) in net assets from contract transactions        8,191   1,463   80,339     998   25,680     998
                                                                            -------  ------  -------  ------  -------  ------
      Net increase (decrease) in net assets                                   5,952   1,458   76,856     997   16,872     993
NET ASSETS:
   Beginning of year                                                          1,458      --      997      --      993      --
                                                                            -------  ------  -------  ------  -------  ------
   End of year                                                              $ 7,410  $1,458  $77,853  $  997  $17,865  $  993
                                                                            =======  ======  =======  ======  =======  ======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEARS ENDED DECEMBER 31,

                                                                                                GOLDMAN SACHS   GOLDMAN SACHS
                                                                              GOLDMAN SACHS      GROWTH AND     INTERNATIONAL
                                                                                 GROWTH            INCOME        REAL ESTATE
                                                                                STRATEGY          STRATEGY        SECURITIES
                                                                                PORTFOLIO         PORTFOLIO          FUND
                                                                                 CLASS A           CLASS A         CLASS A
                                                                            ----------------  ----------------  -------------
                                                                              2008     2007     2008     2007    2008    2007
                                                                            --------  ------  --------  ------  ------   ----
INCREASE (DECREASE) IN NET ASSETS:
   FROM OPERATIONS:
      Net investment income (loss)                                          $  7,529  $   36  $  1,191  $   11  $   (3)   $--
      Net realized gain (loss)                                                14,679      35     2,326      13     (71)    --
      Change in unrealized gain (loss)                                       (85,716)   (101)  (19,917)    (26)   (610)    --
                                                                            --------  ------  --------  ------  ------    ---
      Net increase (decrease) in net assets from operations                  (63,508)    (30)  (16,400)     (2)   (684)    --
                                                                            --------  ------  --------  ------  ------    ---
   FROM CONTRACT TRANSACTIONS:
      Net purchase payments                                                   89,676   1,841    63,554   1,400   2,151     --
      Withdrawals                                                               (202)     --      (507)     --      --     --
      Contract charges                                                          (610)    (17)     (794)    (13)    (25)    --
      Transfers between Sub-Accounts (including Separate Account GPA), net   215,211      --     6,331      --    (116)    --
      Other transfers from (to) the General Account                           18,861      --    11,249      --      --     --
                                                                            --------  ------  --------  ------  ------    ---
      Net increase (decrease) in net assets from contract transactions       322,936   1,824    79,833   1,387   2,010     --
                                                                            --------  ------  --------  ------  ------    ---
      Net increase (decrease) in net assets                                  259,428   1,794    63,433   1,385   1,326     --
NET ASSETS:
   Beginning of year                                                           1,794      --     1,385      --      --     --
                                                                            --------  ------  --------  ------  ------    ---
   End of year                                                              $261,222  $1,794  $ 64,818  $1,385  $1,326    $--
                                                                            ========  ======  ========  ======  ======    ===

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEARS ENDED DECEMBER 31,

                                                                            GOLDMAN SACHS
                                                                             REAL ESTATE   GOLDMAN SACHS  GOLDMAN SACHS VIT
                                                                              SECURITIES     TOLLKEEPER        CAPITAL
                                                                                 FUND           FUND         GROWTH FUND
                                                                               CLASS A        CLASS A       SERVICE SHARES
                                                                            -------------  -------------  -----------------
                                                                             2008    2007    2008  2007      2008    2007
                                                                            ------   ----   -----  ----    -------  ------
INCREASE (DECREASE) IN NET ASSETS:
   FROM OPERATIONS:
      Net investment income (loss)                                          $    4    $--   $  (2)  $--    $  (191) $   --
      Net realized gain (loss)                                                  45      3      (1)   --       (282)     --
      Change in unrealized gain (loss)                                        (293)    (3)   (105)   --     (9,448)      4
                                                                            ------    ---   -----   ---    -------  ------
      Net increase (decrease) in net assets from operations                   (244)    --    (108)   --     (9,921)      4
                                                                            ------    ---   -----   ---    -------  ------
   FROM CONTRACT TRANSACTIONS:
      Net purchase payments                                                  1,012     64     496    --     19,572   6,941
      Withdrawals                                                               --     --      --    --       (745)     --
      Contract charges                                                         (18)    (1)     (7)   --        (70)    (18)
      Transfers between Sub-Accounts (including Separate Account GPA), net       2     --      --    --         12      --
      Other transfers from (to) the General Account                             (2)    (1)     --    --      6,531       1
                                                                            ------    ---   -----   ---    -------  ------
      Net increase (decrease) in net assets from contract transactions         994     62     489    --     25,300   6,924
                                                                            ------    ---   -----   ---    -------  ------
      Net increase (decrease) in net assets                                    750     62     381    --     15,379   6,928
NET ASSETS:
   Beginning of year                                                            62     --      --    --      6,928      --
                                                                            ------    ---   -----   ---    -------  ------
   End of year                                                              $  812    $62   $ 381   $--    $22,307  $6,928
                                                                            ======    ===   =====   ===    =======  ======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEARS ENDED DECEMBER 31,

                                                                            GOLDMAN SACHS VIT  GOLDMAN SACHS VIT  GOLDMAN SACHS VIT
                                                                               CORE FIXED           EQUITY           GOVERNMENT
                                                                               INCOME FUND        INDEX FUND         INCOME FUND
                                                                             SERVICE SHARES     SERVICE SHARES     SERVICE SHARES
                                                                            -----------------  -----------------  -----------------
                                                                              2008    2007         2008   2007       2008     2007
                                                                             ------  ------      -------  ----     --------   ----
INCREASE (DECREASE) IN NET ASSETS:
   FROM OPERATIONS:
      Net investment income (loss)                                           $  207  $    8      $   148   $--     $ 10,635    $--
      Net realized gain (loss)                                                   (7)     --          313    --         (399)    --
      Change in unrealized gain (loss)                                         (795)     (5)      (2,069)   --       (1,499)    --
                                                                             ------  ------      -------   ---     --------    ---
      Net increase (decrease) in net assets from operations                    (595)      3       (1,608)   --        8,737     --
                                                                             ------  ------      -------   ---     --------    ---
   FROM CONTRACT TRANSACTIONS:
      Net purchase payments                                                   8,226   1,710        9,165    60      104,892     --
      Withdrawals                                                                --      --           --    --      (16,643)    --
      Contract charges                                                          (40)     (4)         (45)   (1)        (179)    --
      Transfers between Sub-Accounts (including Separate Account GPA), net     (152)     --           50    --       (1,076)    --
      Other transfers from (to) the General Account                              --      --            6    --      357,555     --
                                                                             ------  ------      -------   ---     --------    ---
      Net increase (decrease) in net assets from contract transactions        8,034   1,706        9,176    59      444,549     --
                                                                             ------  ------      -------   ---     --------    ---
      Net increase (decrease) in net assets                                   7,439   1,709        7,568    59      453,286     --
NET ASSETS:
   Beginning of year                                                          1,709      --           59    --           --     --
                                                                             ------  ------      -------   ---     --------    ---
   End of year                                                               $9,148  $1,709      $ 7,627   $59     $453,286    $--
                                                                             ======  ======      =======   ===     ========    ===

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEARS ENDED DECEMBER 31,

                                                                                               GOLDMAN SACHS VIT
                                                                            GOLDMAN SACHS VIT       GROWTH        GOLDMAN SACHS VIT
                                                                                GROWTH &         OPPORTUNITIES          MONEY
                                                                               INCOME FUND           FUND            MARKET FUND
                                                                             SERVICE SHARES     SERVICE SHARES     SERVICE SHARES
                                                                            -----------------  -----------------  -----------------
                                                                               2008    2007       2008    2007       2008     2007
                                                                             -------  ------     ------   ----    ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
   FROM OPERATIONS:
      Net investment income (loss)                                           $   153  $    2     $  (16)   $--    $    4,826  $  1
      Net realized gain (loss)                                                  (304)     10         36      2            --    --
      Change in unrealized gain (loss)                                        (3,231)    (11)      (200)    (2)           --    --
                                                                             -------  ------     ------    ---    ----------  ----
      Net increase (decrease) in net assets from operations                   (3,382)      1       (180)    --         4,826     1
                                                                             -------  ------     ------    ---    ----------  ----
   FROM CONTRACT TRANSACTIONS:
      Net purchase payments                                                    2,530   5,765      2,947     15       841,741   364
      Withdrawals                                                               (932)     --       (330)    --            --    --
      Contract charges                                                           (47)     (8)       (33)    (1)         (414)   (3)
      Transfers between Sub-Accounts (including Separate Account GPA), net       (15)     --        703     --        90,419    --
      Other transfers from (to) the General Account                            5,806      --      3,748     --     2,395,650    --
                                                                             -------  ------     ------    ---    ----------  ----
      Net increase (decrease) in net assets from contract transactions         7,342   5,757      7,035     14     3,327,396   361
                                                                             -------  ------     ------    ---    ----------  ----
      Net increase (decrease) in net assets                                    3,960   5,758      6,855     14     3,332,222   362
NET ASSETS:
   Beginning of year                                                           5,758      --         14     --           362    --
                                                                             -------  ------     ------    ---    ----------  ----
   End of year                                                               $ 9,718  $5,758     $6,869    $14    $3,332,584  $362
                                                                             =======  ======     ======    ===    ==========  ====

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEARS ENDED DECEMBER 31,

                                                                            GOLDMAN SACHS VIT  GOLDMAN SACHS VIT
                                                                                STRATEGIC         STRUCTURED      GOLDMAN SACHS VIT
                                                                              INTERNATIONAL        SMALL CAP       STRUCTURED U.S.
                                                                               EQUITY FUND        EQUITY FUND        EQUITY FUND
                                                                             SERVICE SHARES     SERVICE SHARES     SERVICE SHARES
                                                                            -----------------  -----------------  -----------------
                                                                                2008   2007       2008    2007       2008    2007
                                                                              -------  ----      ------   ----      ------   ----
INCREASE (DECREASE) IN NET ASSETS:
   FROM OPERATIONS:
      Net investment income (loss)                                            $   236   $--      $    1   $ --      $   12    $--
      Net realized gain (loss)                                                    466     2         (23)    33        (145)    --
      Change in unrealized gain (loss)                                         (1,547)   (2)       (493)   (52)       (174)    --
                                                                              -------   ---      ------   ----      ------    ---
      Net increase (decrease) in net assets from operations                      (845)   --        (515)   (19)       (307)    --
                                                                              -------   ---      ------   ----      ------    ---
   FROM CONTRACT TRANSACTIONS:
      Net purchase payments                                                     7,327    74       1,883    326       1,259     --
      Withdrawals                                                                 (47)   --          --     --         (52)    --
      Contract charges                                                            (31)   (2)        (25)    (2)        (21)    --
      Transfers between Sub-Accounts (including Separate Account GPA), net         39    --          26     --          (2)    --
      Other transfers from (to) the General Account                                (9)   --          (1)    --           6     --
                                                                              -------   ---      ------   ----      ------    ---
      Net increase (decrease) in net assets from contract transactions          7,279    72       1,883    324       1,190     --
                                                                              -------   ---      ------   ----      ------    ---
      Net increase (decrease) in net assets                                     6,434    72       1,368    305         883     --
NET ASSETS:
   Beginning of year                                                               72    --         305     --          --     --
                                                                              -------   ---      ------   ----      ------    ---
   End of year                                                                $ 6,506   $72      $1,673   $305      $  883    $--
                                                                              =======   ===      ======   ====      ======    ===

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEARS ENDED DECEMBER 31,

                                                                                                                JANUS ASPEN
                                                                                              JANUS ASPEN         PERKINS
                                                                              JANUS ASPEN       MID CAP           MID CAP
                                                                                 FORTY          GROWTH             VALUE
                                                                               PORTFOLIO       PORTFOLIO         PORTFOLIO
                                                                            SERVICE SHARES  SERVICE SHARES  SERVICE SHARES (b)
                                                                            --------------  --------------  ------------------
                                                                              2008    2007    2008   2007        2008   2007
                                                                            -------   ----   ------  ----      -------  ----
INCREASE (DECREASE) IN NET ASSETS:
   FROM OPERATIONS:
      Net investment income (loss)                                          $   (58)   $--   $   (9)  $--      $    10   $--
      Net realized gain (loss)                                                 (477)    --       (1)   --           84    --
      Change in unrealized gain (loss)                                       (2,651)    --     (116)    1         (889)   --
                                                                            -------    ---   ------   ---      -------   ---
      Net increase (decrease) in net assets from operations                  (3,186)    --     (126)    1         (795)   --
                                                                            -------    ---   ------   ---      -------   ---
   FROM CONTRACT TRANSACTIONS:
      Net purchase payments                                                  10,746     15    3,314    44        6,658    14
      Withdrawals                                                              (703)    --       --    --           --    --
      Contract charges                                                          (79)    (1)     (23)   (1)         (57)   (1)
      Transfers between Sub-Accounts (including Separate Account GPA), net    2,782     --      944    --          712    --
      Other transfers from (to) the General Account                           3,787     --    3,933    --        3,898    --
                                                                            -------    ---   ------   ---      -------   ---
      Net increase (decrease) in net assets from contract transactions       16,533     14    8,168    43       11,211    13
                                                                            -------    ---   ------   ---      -------   ---
      Net increase (decrease) in net assets                                  13,347     14    8,042    44       10,416    13
NET ASSETS:
   Beginning of year                                                             14     --       44    --           13    --
                                                                            -------    ---   ------   ---      -------   ---
   End of year                                                              $13,361    $14   $8,086   $44      $10,429   $13
                                                                            =======    ===   ======   ===      =======   ===

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEARS ENDED DECEMBER 31,

                                                                              JANUS ASPEN
                                                                                PERKINS                           OPPENHEIMER
                                                                             SMALL COMPANY        OPPENHEIMER        GLOBAL
                                                                                 VALUE             BALANCED        SECURITIES
                                                                               PORTFOLIO            FUND/VA         FUND/VA
                                                                            SERVICE SHARES (b)  SERVICE SHARES   SERVICE SHARES
                                                                            ------------------  --------------  ---------------
                                                                                2008   2007       2008    2007    2008    2007
                                                                               -----   ----     -------   ----  -------  ------
INCREASE (DECREASE) IN NET ASSETS:
   FROM OPERATIONS:
      Net investment income (loss)                                             $  (4)   $--     $   (23)   $--  $   (81) $   --
      Net realized gain (loss)                                                    (9)    --         (91)    --       90      --
      Change in unrealized gain (loss)                                          (135)    --      (1,394)    --   (4,460)     --
                                                                               -----    ---     -------    ---  -------  ------
      Net increase (decrease) in net assets from operations                     (148)    --      (1,508)    --   (4,451)     --
                                                                               -----    ---     -------    ---  -------  ------
   FROM CONTRACT TRANSACTIONS:
      Net purchase payments                                                      958     --       5,437     29   17,547   3,054
      Withdrawals                                                                 --     --          --     --     (494)     --
      Contract charges                                                           (25)    --         (44)    (1)     (77)     (9)
      Transfers between Sub-Accounts (including Separate Account GPA), net        (1)    --       6,645     --    1,038      --
      Other transfers from (to) the General Account                               (2)    --         (10)    --    6,282      --
                                                                               -----    ---     -------    ---  -------  ------
      Net increase (decrease) in net assets from contract transactions           930     --      12,028     28   24,296   3,045
                                                                               -----    ---     -------    ---  -------  ------
      Net increase (decrease) in net assets                                      782     --      10,520     28   19,845   3,045
NET ASSETS:
   Beginning of year                                                              --     --          28     --    3,045      --
                                                                               -----    ---     -------    ---  -------  ------
   End of year                                                                 $ 782    $--     $10,548    $28  $22,890  $3,045
                                                                               =====    ===     =======    ===  =======  ======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEARS ENDED DECEMBER 31,

                                                                               OPPENHEIMER     OPPENHEIMER      PIONEER
                                                                               MAIN STREET      STRATEGIC       CULLEN
                                                                                SMALL CAP         BOND         VALUE VCT
                                                                               FUND(R)/VA        FUND/VA       PORTFOLIO
                                                                             SERVICE SHARES  SERVICE SHARES    CLASS II
                                                                            ---------------  --------------  -------------
                                                                              2008    2007     2008    2007    2008   2007
                                                                            -------  ------  -------   ----  -------  ----
INCREASE (DECREASE) IN NET ASSETS:
   FROM OPERATIONS:
      Net investment income (loss)                                          $   (60) $   (1) $    84   $ --  $   (43)  $--
      Net realized gain (loss)                                                 (663)     --     (594)    --      (52)   --
      Change in unrealized gain (loss)                                       (2,461)    (23)  (1,597)     1   (3,134)   --
                                                                            -------  ------  -------   ----  -------   ---
      Net increase (decrease) in net assets from operations                  (3,184)    (24)  (2,107)     1   (3,229)   --
                                                                            -------  ------  -------   ----  -------   ---
   FROM CONTRACT TRANSACTIONS:
      Net purchase payments                                                   9,528   2,043   22,615    222   17,808    54
      Withdrawals                                                               (39)     --   (3,036)    --      (55)   --
      Contract charges                                                          (77)     (8)    (214)    (6)     (19)   (4)
      Transfers between Sub-Accounts (including Separate Account GPA), net      261      --   (1,622)    --      (13)   --
      Other transfers from (to) the General Account                           1,520      --    1,556     --      (53)   --
                                                                            -------  ------  -------   ----  -------   ---
      Net increase (decrease) in net assets from contract transactions       11,193   2,035   19,299    216   17,668    50
                                                                            -------  ------  -------   ----  -------   ---
      Net increase (decrease) in net assets                                   8,009   2,011   17,192    217   14,439    50
NET ASSETS:
   Beginning of year                                                          2,011      --      217     --       50    --
                                                                            -------  ------  -------   ----  -------   ---
   End of year                                                              $10,020  $2,011  $17,409   $217  $14,489   $50
                                                                            =======  ======  =======   ====  =======   ===

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

FOR THE YEARS ENDED DECEMBER 31,

                                                                                PIONEER          PIONEER           PIONEER
                                                                               EMERGING          GROWTH            MID CAP
                                                                              MARKETS VCT   OPPORTUNITIES VCT     VALUE VCT
                                                                               PORTFOLIO        PORTFOLIO         PORTFOLIO
                                                                               CLASS II          CLASS I          CLASS II
                                                                            --------------  -----------------  ---------------
                                                                              2008    2007      2008  2007       2008    2007
                                                                            --------  ----     -----  ----     -------  ------
INCREASE (DECREASE) IN NET ASSETS:
   FROM OPERATIONS:
      Net investment income (loss)                                          $   (126) $ --     $  (3) $--      $   (16) $   --
      Net realized gain (loss)                                                (4,400)   --         2   --          (27)     --
      Change in unrealized gain (loss)                                        (7,309)    1      (113)  --       (1,497)     --
                                                                            --------  ----     -----  ---      -------  ------
      Net increase (decrease) in net assets from operations                  (11,835)    1      (114)  --       (1,540)     --
                                                                            --------  ----     -----  ---      -------  ------
   FROM CONTRACT TRANSACTIONS:
      Net purchase payments                                                   36,913   981       569   44        3,348   1,426
      Withdrawals                                                               (783)   --       (41)  --         (546)     --
      Contract charges                                                          (132)   (3)       (7)  (1)         (32)     (4)
      Transfers between Sub-Accounts (including Separate Account GPA), net    (3,987)   --        (7)  --           --      --
      Other transfers from (to) the General Account                            5,562    --         1   --        1,310      --
                                                                            --------  ----     -----  ---      -------  ------
      Net increase (decrease) in net assets from contract transactions        37,573   978       515   43        4,080   1,422
                                                                            --------  ----     -----  ---      -------  ------
      Net increase (decrease) in net assets                                   25,738   979       401   43        2,540   1,422
NET ASSETS:
   Beginning of year                                                             979    --        43   --        1,422      --
                                                                            --------  ----     -----  ---      -------  ------
   End of year                                                              $ 26,717  $979     $ 444  $43      $ 3,962  $1,422
                                                                            ========  ====     =====  ===      =======  ======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

     The Commonwealth Annuity Separate Account A, (the "Separate Account"), which funds the Commonwealth Annuity Advantage IV and Commonwealth Annuity Preferred Plus annuity contracts, is a separate investment account of Commonwealth Annuity and Life Insurance Company ("Commonwealth Annuity"), established on February 15, 2007 for the purpose of separating from the general assets of Commonwealth Annuity those assets used to fund the variable portion of certain variable annuity contracts (the "Contracts") issued by Commonwealth Annuity.

     Prior to December 30, 2005 ("the Closing Date") Commonwealth Annuity was a wholly-owned subsidiary of The Hanover Insurance Group, Inc. ("THG"). Prior to December 1, 2005 THG was named Allmerica Financial Corporation. On the Closing Date, THG sold Commonwealth Annuity (then known as Allmerica Financial Life Insurance and Annuity Company) and its closed block of variable annuity and variable life business to The Goldman Sachs Group, Inc. ("Goldman Sachs"). Goldman Sachs Asset Management, L.P. ("GSAM"), a subsidiary of Goldman Sachs, is investment advisor to the Goldman Sachs Variable Insurance Trust ("Goldman Sachs VIT") funds. As of December 31, 2008, Epoch Securities, Inc. ("Epoch") is the principal underwriter for the Separate Account. Epoch, an affiliate of Commonwealth Annuity, is a wholly-owned subsidiary of Goldman Sachs.

     Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of Commonwealth Annuity. The Separate Account cannot be charged with liabilities arising out of any other business of Commonwealth Annuity. Commonwealth Annuity's General Account is subject to the claims of creditors.

     The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). Forty-two Sub-Accounts are currently offered by the Separate Account, all of which had activity during the year. Each Sub-Account invests exclusively in one of the funds ("Underlying Funds") that are part of the following fund groups:

FUND GROUPS

AIM Variable Insurance Funds
AllianceBernstein Variable Products Series Fund, Inc.
Franklin Templeton Variable Insurance Products Trust
Goldman Sachs Trust
Goldman Sachs Variable Insurance Trust
Janus Aspen Series
Oppenheimer Variable Account Funds
Pioneer Variable Contracts Trust

     The fund groups listed above are open-end, diversified management investment companies registered under the 1940 Act.

     Pursuant to separate agreements and Plans of Reorganization approved by each participating Portfolio's Board and by shareholders of the applicable Closed Funds, the following Underlying Funds were merged after the close of business on the dates shown. The merger was structured as a transfer of all assets of the Closed Fund to the Surviving Fund in exchange for assumption of all liabilities of the Closed Fund by the Surviving Fund and for the issuance and delivery to the Closed Fund's Merger Shares equal in aggregate value to the net value of the assets transferred to the Surviving Fund.

DATE         PRIOR FUND                                  NEW FUND
----------   -----------------------------------------   -------------------------------------------
04/25/2008   AllianceBernstein VPS Americas Government   Alliance Bernstein VPS U.S. Government High
             Income Portfolio Class B                    Grade Portfolio Class B

     The below Underlying Funds were renamed as indicated:

DATE         PRIOR FUND                                  NEW FUND
----------   -----------------------------------------   -------------------------------------------
04/25/2008   Alliance Bernstein VPS U.S. Government      AllianceBernstein VPS Intermediate Bond
             High Grade Portfolio Class B                Portfolio Class B
12/31/2008   Janus Aspen Mid Cap Value                   Janus Aspen Perkins Mid Cap Value Portfolio
             Portfolio Service Shares                    Service Shares
12/31/2008   Janus Aspen Small Company Value             Janus Aspen Perkins Small Company Value
             Portfolio Service Shares                    Portfolio Service Shares

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates at the date of the financial statements. Actual results could differ from those estimates.

     The following is a summary of significant accounting policies followed by the Separate Account in the preparation of its financial statements.

     INVESTMENTS - Security transactions are recorded as of the trade date. Investments held by the Sub-Accounts are stated at the net asset value per share of the Underlying Funds. Realized investment gains and losses are determined using the average cost method. Dividend income and capital gain distributions are recorded on the ex-distribution date and are reinvested in additional shares of the Underlying Funds at net asset value.

     FINANCIAL INSTRUMENTS - Commonwealth Annuity adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," ("SFAS No. 157") as of the beginning of 2007. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under SFAS No. 157, fair value measurements are not adjusted for transaction costs. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The effect of adopting SFAS No. 157 was not material to Commonwealth Annuity's financial position or results of operations. The three levels of the fair value hierarchy under SFAS No. 157 are described below:

                         Basis of Fair Value Measurement

     Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

     Level 2 Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

     Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The open-ended mutual funds in the Separate Account produce a daily NAV that is validated with a sufficient level of observable activity to support classification of the fair value measurement as level 1.

     STATEMENTS OF CHANGES IN NET ASSETS - Contract Owners may allocate their Contract Values to variable investment options in the Separate Account, the Fixed Account and the Guaranteed Period Account. The Fixed Account is a part of Commonwealth Annuity's General Account that guarantees principal and a fixed minimum interest rate. The Guaranteed Period Account is included in Separate Account GPA, a non-registered separate account offered by Commonwealth Annuity, which offers fixed rates of interest for specified periods. Net Purchase Payments represent payments under the Contracts (excluding amounts allocated to the Fixed and Guaranteed Period Accounts) reduced by applicable deductions, charges, and state premium taxes. Contract Charges are deductions from Contract Values for optional rider benefits and annual contract fees. Contract benefits are payments made to Contract Owners and beneficiaries under the terms of the Contracts. Transfers between Sub-Accounts (including Separate Account GPA), net, are amounts that Contract Owners have directed to be moved among variable Sub-Accounts and the Guaranteed Period Account. Other transfers from (to) the General Account include certain transfers from and to contracts in the annuitization phase, reserve adjustments, and withdrawal charges.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

     FEDERAL INCOME TAXES - The operations of the Separate Account are included in the federal income tax return of Commonwealth Annuity, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, Commonwealth Annuity does not expect to incur federal income taxes on the earnings or realized capital gains attributable to the Separate Account. Based on this, no Federal income tax provision is required. Commonwealth Annuity will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

     Under the provisions of Section 817(h) of the IRC, a variable annuity contract will not be treated as an annuity contract for federal income tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The IRC provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. The Internal Revenue Service has issued regulations under Section 817(h) of the IRC. Commonwealth Annuity believes that the Separate Account satisfies the current requirements of the regulations, and it intends that it will continue to meet such requirements.

NOTE 3 - EXPENSES AND RELATED PARTY TRANSACTIONS

     Commonwealth Annuity makes a daily charge against the net assets of each Sub-Account to compensate for certain mortality and expense risks it has assumed. If the charge for mortality and expense risks isn't sufficient to cover actual mortality experience and expenses, Commonwealth Annuity will absorb the losses. If costs are less than the amounts charged, the difference will be a profit to Commonwealth Annuity. Commonwealth Annuity also makes a daily administrative charge against the net assets of each Sub-Account. Both of these charges are imposed during the accumulation and annuity payout phase.

     A Contract fee may be deducted from the contract value quarterly during the accumulation phase and upon full surrender or annuitization of the Contract, if the accumulated value is below certain levels. This fee is currently waived for certain types of contracts. When contract value has been allocated to more than one investment option, the Contract fee is deducted from the Purchase Payments and related earnings in the chronological order in which they were received.

     Subject to state availability, Commonwealth Annuity offers a number of optional riders. A separate daily or monthly charge is made for each rider.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

     The annual rates of Mortality and Expense Risk Fees, Administrative Expense Fees, Optional Rider Fees, and the maximum dollar amount of the Contract Fee for the year ended are displayed in the table below.

                                                                          COMMONWEALTH                          COMMONWEALTH
                                                       COMMONWEALTH          ANNUITY          COMMONWEALTH         ANNUITY
                                                          ANNUITY         ADVANTAGE IV           ANNUITY       PREFERRED PLUS
                                                       ADVANTAGE IV  WITH OPTIONAL RIDER(S)  PREFERRED PLUS  WITH OPTIONAL RIDER
Annual Contract Fee (Deducted from Contract Value)        $  30              $  30                $  30             $  30
Separate Account Annual Expenses
   Mortality and Expense Risk                              1.15%              1.15%                1.35%             1.35%
   Administrative Expense                                  0.15%              0.15%                0.15%             0.15%
Total Separate Account Annual Expense without the
   Step-Up Death Benefit                                   1.30%              1.30%                1.50%             1.50%
   Optional Step-Up Death Benefit Charge                    N/A               0.20%                 N/A              0.20%
Total Separate Account Annual Expense including
   Step-Up Death Benefit                                   1.30%              1.50%                1.50%             1.70%
Additional Rider Charges:
Guaranteed Lifetime Withdrawal Benefit ("GLWB") Rider
   (as a percentage of the Lifetime Income base):
   GLWB Plus for One
      Maximum Charge:                                      1.00%              1.00%                1.00%             1.00%
      Current Charge:                                      0.50%              0.50%                0.50%             0.50%
   GLWB Plus for Two
      Maximum Charge:                                      1.50%              1.50%                1.50%             1.50%
      Current Charge:                                      0.75%              0.75%                0.75%             0.75%
No Withdrawal Charge Rider (as a percentage of
   Contract Value)                                          N/A               0.35%                 N/A               N/A

     A surrender charge may be deducted from the accumulated value of the Contract in the case of surrender or partial redemption of the Contract, or at the time annuity payments begin. The amount charged may vary by the product, the age of the Contract Owner, the length of time the Contract has been in force, the category of accumulated value surrendered or redeemed, the time elapsed since the amount surrendered or redeemed was credited to the Contract, and whether the Contract Owner or annuitant are included in certain classes exempt from these charges. Total surrender charges assessed under a Contract will never exceed 8% of the total Purchase Payments (not including Purchase Payment Bonuses) made under the Contract.

     Some states and municipalities impose premium taxes, which currently range up to 3.5%, on variable annuity contracts.

     The disclosures above include charges currently assessed to the Contract Owner. There are certain other charges that may be assessed in future periods, at the discretion of Commonwealth Annuity, in accordance with Contract terms. Detailed descriptions of all fees and charges are available in the product prospectuses.

     During the year ended December 31, 2007 management fees of the Underlying Goldman Sachs VIT and Goldman Sachs Trust ("GST") Funds were paid directly by the funds to GSAM in its capacity as investment manager and administrator of Goldman Sachs VIT funds and GST funds. The Goldman Sachs VIT and GST funds' advisory agreement provided for fees ranging from 0.27% to 1.02% for Goldman Sachs VIT funds and 0.34% to 1.22% for the GST funds based on individual portfolios and average daily net assets. According to a Plan of Distribution and Service pursuant to Rule 12b-1 under the 1940 Act, each fund paid a fee equal to an annual rate of 0.16% to 0.25% for the Goldman Sachs VIT funds and 0.25% for the GST funds of the Fund's average daily net assets.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

NOTE 4 - CONTRACT OWNER AND SPONSOR TRANSACTIONS

     Transactions from Contract Owners and Sponsor were as follows:

                                                                      COMMONWEALTH ANNUITY ADVANTAGE IV
                                                                           YEAR ENDED DECEMBER 31,
                                                                            2008                 2007
                                                                   ----------------------   --------------
                                                                     UNITS       AMOUNT     UNITS   AMOUNT
                                                                   ---------   ----------   -----   ------
AIM V.I. Core Equity Fund Series II Shares
   Issuance of Units                                                   1,226   $    1,097      --   $   --
   Redemption of Units                                                   (41)         (35)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          1,185   $    1,062      --   $   --
                                                                   =========   ==========   =====   ======
AIM V.I. Leisure Fund Series II Shares
   Issuance of Units                                                     823   $      570      --   $   --
   Redemption of Units                                                   (15)         (10)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            808   $      560      --   $   --
                                                                   =========   ==========   =====   ======
AllianceBernstein VPS Intermediate Bond Portfolio Class B (a)(b)
   Issuance of Units                                                     512   $      517      --   $   --
   Redemption of Units                                                   (11)         (11)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            501   $      506      --   $   --
                                                                   =========   ==========   =====   ======
AllianceBernstein VPS International Value Portfolio Class B
   Issuance of Units                                                   3,851   $    2,927      --   $   --
   Redemption of Units                                                  (840)        (388)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          3,011   $    2,539      --   $   --
                                                                   =========   ==========   =====   ======
AllianceBernstein VPS Small Cap Growth Portfolio Class B
   Issuance of Units                                                   2,472   $    2,015      28   $   29
   Redemption of Units                                                (1,193)        (832)     (1)      (1)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          1,279   $    1,183      27   $   28
                                                                   =========   ==========   =====   ======
AllianceBernstein VPS Small/Mid Cap Value Portfolio Class B
   Issuance of Units                                                   1,138   $      979      --   $   --
   Redemption of Units                                                   (61)         (47)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          1,077   $      932      --   $   --
                                                                   =========   ==========   =====   ======
FT VIP Franklin Global Communications Fund Class 2
   Issuance of Units                                                   2,012   $    1,567      15   $   16
   Redemption of Units                                                  (733)        (426)     (1)      (1)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          1,279   $    1,141      14   $   15
                                                                   =========   ==========   =====   ======
FT VIP Franklin Income Securities Fund Class 2
   Issuance of Units                                                  14,353   $   10,937      51   $   51
   Redemption of Units                                                (2,386)      (1,651)     (2)      (2)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         11,967   $    9,286      49   $   49
                                                                   =========   ==========   =====   ======
FT VIP Franklin Small Cap Value Securities Fund Class 2
   Issuance of Units                                                   6,041   $    4,820     415   $  408
   Redemption of Units                                                  (880)        (740)     (4)      (4)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          5,161   $    4,080     411   $  404
                                                                   =========   ==========   =====   ======
FT VIP Mutual Discovery Securities Fund Class 2
   Issuance of Units                                                   9,538   $    8,253      15   $   15
   Redemption of Units                                                (1,371)      (1,011)     (1)      (1)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          8,167   $    7,242      14   $   14
                                                                   =========   ==========   =====   ======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

                                                                      COMMONWEALTH ANNUITY ADVANTAGE IV
                                                                                 (CONTINUED)
                                                                           YEAR ENDED DECEMBER 31,
                                                                            2008                 2007
                                                                   ----------------------   --------------
                                                                     UNITS       AMOUNT     UNITS   AMOUNT
                                                                   ---------   ----------   -----   ------
FT VIP Mutual Shares Securities Fund Class 2
   Issuance of Units                                                  16,881   $   10,726      --   $   --
   Redemption of Units                                                (5,112)      (3,061)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         11,769   $    7,665      --   $   --
                                                                   =========   ==========   =====   ======
FT VIP Templeton Global Asset Allocation Fund Class 2
   Issuance of Units                                                   1,073   $    1,036      --   $   --
   Redemption of Units                                                  (645)        (478)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            428   $      558      --   $   --
                                                                   =========   ==========   =====   ======
FT VIP Templeton Growth Securities Fund Class 2
   Issuance of Units                                                   1,797   $    1,255      44   $   44
   Redemption of Units                                                  (149)         (89)     (1)      (1)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          1,648   $    1,166      43   $   43
                                                                   =========   ==========   =====   ======
Goldman Sachs Balanced Strategy Portfolio Class A
   Issuance of Units                                                  45,930   $   38,826     987   $1,000
   Redemption of Units                                                (5,332)      (4,216)     (2)      (2)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         40,598   $   34,610     985   $  998
                                                                   =========   ==========   =====   ======
Goldman Sachs Equity Growth Strategy Portfolio Class A
   Issuance of Units                                                  31,383   $   24,704     993   $1,000
   Redemption of Units                                                (7,287)      (3,694)     (2)      (2)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         24,096   $   21,010     991   $  998
                                                                   =========   ==========   =====   ======
Goldman Sachs Growth Strategy Portfolio Class A
   Issuance of Units                                                 102,927   $   79,660   1,712   $1,752
   Redemption of Units                                                (9,216)      (7,507)   (193)    (201)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         93,711   $   72,153   1,519   $1,551
                                                                   =========   ==========   =====   ======
Goldman Sachs Growth and Income Strategy Portfolio Class A
   Issuance of Units                                                  84,692   $   70,691   1,085   $1,101
   Redemption of Units                                               (10,015)      (8,166)    (10)     (10)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         74,677   $   62,525   1,075   $1,091
                                                                   =========   ==========   =====   ======
Goldman Sachs International Real Estate Securities Fund Class A
   Issuance of Units                                                   2,875   $    1,991      --   $   --
   Redemption of Units                                                  (347)        (173)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          2,528   $    1,818      --   $   --
                                                                   =========   ==========   =====   ======
Goldman Sachs Real Estate Securities Fund Class A
   Issuance of Units                                                      73   $       56      --   $   --
   Redemption of Units                                                    (3)          (2)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                             70   $       54      --   $   --
                                                                   =========   ==========   =====   ======
Goldman Sachs Tollkeeper Fund Class A
   Issuance of Units                                                     480   $      364      --   $   --
   Redemption of Units                                                   (32)         (29)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            448   $      335      --   $   --
                                                                   =========   ==========   =====   ======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

                                                                      COMMONWEALTH ANNUITY ADVANTAGE IV
                                                                                 (CONTINUED)
                                                                           YEAR ENDED DECEMBER 31,
                                                                            2008                 2007
                                                                   ----------------------   --------------
                                                                     UNITS       AMOUNT     UNITS   AMOUNT
                                                                   ---------   ----------   -----   ------
Goldman Sachs VIT Capital Growth Fund Service Shares
   Issuance of Units                                                  53,876   $   41,335   6,599   $6,752
   Redemption of Units                                               (24,899)     (17,915)    (12)     (12)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         28,977   $   23,420   6,587   $6,740
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Core Fixed Income Fund Service Shares
   Issuance of Units                                                   3,105   $    3,044     280   $  286
   Redemption of Units                                                  (416)        (413)     (3)      (3)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          2,689   $    2,631     277   $  283
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Equity Index Fund Service Shares
   Issuance of Units                                                   7,254   $    5,896      --   $   --
   Redemption of Units                                                  (267)        (183)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          6,987   $    5,713      --   $   --
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Government Income Fund Service Shares
   Issuance of Units                                                  11,373   $   11,848      --   $   --
   Redemption of Units                                                   (80)         (83)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         11,293   $   11,765      --   $   --
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Growth & Income Fund Service Shares
   Issuance of Units                                                  18,381   $   15,128   5,810   $5,734
   Redemption of Units                                               (11,796)      (9,585)     (7)      (7)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          6,585   $    5,543   5,803   $5,727
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Growth Opportunities Fund Service Shares
   Issuance of Units                                                   2,358   $    1,937      15   $   15
   Redemption of Units                                                  (760)        (462)     (1)      (1)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          1,598   $    1,475      14   $   14
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Money Market Fund Service Shares
   Issuance of Units                                                   6,232   $    6,345     360   $  364
   Redemption of Units                                                (4,388)      (4,466)     (3)      (3)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          1,844   $    1,879     357   $  361
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Strategic International Equity Fund Service
   Shares
   Issuance of Units                                                   3,688   $    2,766      72   $   74
   Redemption of Units                                                  (236)        (153)     (2)      (2)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          3,452   $    2,613      70   $   72
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Structured Small Cap Equity Fund Service
   Shares
   Issuance of Units                                                   2,593   $    1,941     313   $  312
   Redemption of Units                                                  (383)        (242)     (2)      (1)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          2,210   $    1,699     311   $  311
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Structured U.S. Equity Fund Service Shares
   Issuance of Units                                                   1,848   $    1,283      --   $   --
   Redemption of Units                                                  (378)        (230)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          1,470   $    1,053      --   $   --
                                                                   =========   ==========   =====   ======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

                                                                      COMMONWEALTH ANNUITY ADVANTAGE IV
                                                                                 (CONTINUED)
                                                                           YEAR ENDED DECEMBER 31,
                                                                            2008                 2007
                                                                   ----------------------   --------------
                                                                     UNITS       AMOUNT     UNITS   AMOUNT
                                                                   ---------   ----------   -----   ------
Janus Aspen Forty Portfolio Service Shares
   Issuance of Units                                                   8,121   $    7,327      13   $   15
   Redemption of Units                                                (2,116)      (1,543)     (1)      (1)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          6,005   $    5,784      12   $   14
                                                                   =========   ==========   =====   ======
Janus Aspen Mid Cap Growth Portfolio Service Shares
   Issuance of Units                                                   2,356   $    1,536      --   $   --
   Redemption of Units                                                  (180)        (121)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          2,176   $    1,415      --   $   --
                                                                   =========   ==========   =====   ======
Janus Aspen Perkins Mid Cap Value Portfolio Service Shares (b)
   Issuance of Units                                                   6,359   $    5,467       1   $    1
   Redemption of Units                                                (1,381)        (996)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          4,978   $    4,471       1   $    1
                                                                   =========   ==========   =====   ======
Janus Aspen Perkins Small Company Value Porfolio Service
   Shares (b)
   Issuance of Units                                                     400   $      272      --   $   --
   Redemption of Units                                                   (31)         (26)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            369   $      246      --   $   --
                                                                   =========   ==========   =====   ======
Oppenheimer Balanced Fund/VA Service Shares
   Issuance of Units                                                  19,203   $   11,402      30   $   29
   Redemption of Units                                                (4,934)      (2,789)     (1)      (1)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         14,269   $    8,613      29   $   28
                                                                   =========   ==========   =====   ======
Oppenheimer Global Securities Fund/VA Service Shares
   Issuance of Units                                                  32,030   $   22,783   2,926   $2,930
   Redemption of Units                                               (12,004)      (8,159)     (6)      (6)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         20,026   $   14,624   2,920   $2,924
                                                                   =========   ==========   =====   ======
Oppenheimer Main Street Small Cap Fund(R)/VA Service Shares
   Issuance of Units                                                  29,656   $   21,563   2,116   $2,043
   Redemption of Units                                               (19,070)     (18,487)     (8)      (8)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         10,586   $    3,076   2,108   $2,035
                                                                   =========   ==========   =====   ======
Oppenheimer Strategic Bond Fund/VA Service Shares
   Issuance of Units                                                  15,136   $   14,891       6   $    6
   Redemption of Units                                                (4,281)      (3,767)     (2)      (2)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         10,855   $   11,124       4   $    4
                                                                   =========   ==========   =====   ======
Pioneer Cullen Value VCT Portfolio Class II
   Issuance of Units                                                  31,043   $   24,231      54   $   54
   Redemption of Units                                               (10,138)      (7,015)     (4)      (4)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         20,905   $   17,216      50   $   50
                                                                   =========   ==========   =====   ======
Pioneer Emerging Markets VCT Portfolio Class II
   Issuance of Units                                                  14,696   $   10,484     844   $  974
   Redemption of Units                                                (6,157)      (3,561)     (2)      (3)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          8,539   $    6,923     842   $  971
                                                                   =========   ==========   =====   ======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

                                                                      COMMONWEALTH ANNUITY ADVANTAGE IV
                                                                                 (CONTINUED)
                                                                           YEAR ENDED DECEMBER 31,
                                                                            2008                 2007
                                                                   ----------------------   --------------
                                                                     UNITS       AMOUNT     UNITS   AMOUNT
                                                                   ---------   ----------   -----   ------
Pioneer Growth Opportunities VCT Portfolio Class I
   Issuance of Units                                                     743   $      541      47   $   44
   Redemption of Units                                                  (104)         (61)     (1)      (1)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            639   $      480      46   $   43
                                                                   =========   ==========   =====   ======
Pioneer Mid Cap Value VCT Portfolio Class II
   Issuance of Units                                                   8,417   $    6,552   1,409   $1,366
   Redemption of Units                                                (4,670)      (3,376)     (3)      (3)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          3,747   $    3,176   1,406   $1,363
                                                                   =========   ==========   =====   ======

                                                                    COMMONWEALTH ANNUITY ADVANTAGE IV WITH
                                                                      OPTIONAL NO WITHDRAWAL CHARGE RIDER
                                                                            YEAR ENDED DECEMBER 31,
                                                                            2008                 2007
                                                                   ----------------------   --------------
                                                                     UNITS       AMOUNT     UNITS   AMOUNT
                                                                   ---------   ----------   -----   ------
FT VIP Franklin Income Securities Fund Class 2
   Issuance of Units                                                   4,194   $    4,001   1,429   $1,425
   Redemption of Units                                                    (9)          (7)     (3)      (3)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          4,185   $    3,994   1,426   $1,422
                                                                   =========   ==========   =====   ======
FT VIP Mutual Discovery Securities Fund Class 2
   Issuance of Units                                                   6,245   $    5,801   1,518   $1,545
   Redemption of Units                                                  (272)        (253)     (6)      (6)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          5,973   $    5,548   1,512   $1,539
                                                                   =========   ==========   =====   ======
FT VIP Mutual Shares Securities Fund Class 2
   Issuance of Units                                                   4,493   $    4,001   1,436   $1,425
   Redemption of Units                                                    (9)          (7)     (5)      (5)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          4,484   $    3,994   1,431   $1,420
                                                                   =========   ==========   =====   ======
FT VIP Templeton Growth Securities Fund Class 2
   Issuance of Units                                                   4,561   $    4,001   1,421   $1,425
   Redemption of Units                                                   (10)          (7)     (5)      (5)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          4,551   $    3,994   1,416   $1,420
                                                                   =========   ==========   =====   ======
Goldman Sachs Balanced Strategy Portfolio Class A
   Issuance of Units                                                     279   $      240      --   $   --
   Redemption of Units                                                   (26)         (23)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            253   $      217      --   $   --
                                                                   =========   ==========   =====   ======
Goldman Sachs Growth and Income Strategy Portfolio Class A
   Issuance of Units                                                   4,791   $    4,500     297   $  300
   Redemption of Units                                                  (649)        (613)     (4)      (4)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          4,142   $    3,887     293   $  296
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Core Fixed Income Fund Service Shares
   Issuance of Units                                                   3,990   $    4,001   1,380   $1,425
   Redemption of Units                                                    (9)          (8)     (1)      (2)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          3,981   $    3,993   1,379   $1,423
                                                                   =========   ==========   =====   ======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

                                                                    COMMONWEALTH ANNUITY ADVANTAGE IV WITH
                                                                      OPTIONAL NO WITHDRAWAL CHARGE RIDER
                                                                                 (CONTINUED)
                                                                          YEAR ENDED DECEMBER 31,
                                                                            2008                 2007
                                                                   ----------------------   --------------
                                                                     UNITS       AMOUNT     UNITS   AMOUNT
                                                                   ---------   ----------   -----   ------
Goldman Sachs VIT Equity Index Fund Service Shares
   Issuance of Units                                                   1,005   $      900      60   $   60
   Redemption of Units                                                  (136)        (123)     (1)      (1)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            869   $      777      59   $   59
                                                                   =========   ==========   =====   ======
Janus Aspen Forty Portfolio Service Shares
   Issuance of Units                                                   9,428   $    7,676      --   $   --
   Redemption of Units                                                (4,524)      (3,200)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          4,904   $    4,476      --   $   --
                                                                   =========   ==========   =====   ======
Oppenheimer Global Securities Fund/VA Service Shares
   Issuance of Units                                                     700   $      627      --   $   --
   Redemption of Units                                                  (700)        (678)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                             --   $      (51)     --   $   --
                                                                   =========   ==========   =====   ======
Oppenheimer Strategic Bond Fund/VA Service Shares
   Issuance of Units                                                   2,657   $    2,820      57   $   60
   Redemption of Units                                                (1,923)      (2,023)     (1)      (1)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            734   $      797      56   $   59
                                                                   =========   ==========   =====   ======
Pioneer Mid Cap Value VCT Portfolio Class II
   Issuance of Units                                                   1,003   $      900      62   $   60
   Redemption of Units                                                  (135)        (123)     (1)      (1)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            868   $      777      61   $   59
                                                                   =========   ==========   =====   ======

                                                                     COMMONWEALTH ANNUITY PREFERRED PLUS
                                                                           YEAR ENDED DECEMBER 31,
                                                                            2008                 2007
                                                                   ----------------------   --------------
                                                                     UNITS       AMOUNT     UNITS   AMOUNT
                                                                   ---------   ----------   -----   ------
AIM V.I. Core Equity Fund Series II Shares
   Issuance of Units                                                   2,516   $    1,851      --   $   --
   Redemption of Units                                                  (550)        (499)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          1,966   $    1,352      --   $   --
                                                                   =========   ==========   =====   ======
AllianceBernstein VPS International Value Portfolio Class B
   Issuance of Units                                                  26,012   $   12,515      --   $   --
   Redemption of Units                                                (5,964)      (2,622)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         20,048   $    9,893      --   $   --
                                                                   =========   ==========   =====   ======
AllianceBernstein VPS Small Cap Growth Portfolio Class B
   Issuance of Units                                                   1,275   $      852      --   $   --
   Redemption of Units                                                  (272)        (151)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          1,003   $      701      --   $   --
                                                                   =========   ==========   =====   ======
AllianceBernstein VPS Small/Mid Cap Value Portfolio Class B
   Issuance of Units                                                     888   $      575      --   $   --
   Redemption of Units                                                  (152)         (92)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            736   $      483      --   $   --
                                                                   =========   ==========   =====   ======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

                                                                     COMMONWEALTH ANNUITY PREFERRED PLUS
                                                                                 (CONTINUED)
                                                                           YEAR ENDED DECEMBER 31,
                                                                            2008                 2007
                                                                   ----------------------   --------------
                                                                     UNITS       AMOUNT     UNITS   AMOUNT
                                                                   ---------   ----------   -----   ------
FT VIP Franklin Global Communications Fund Class 2
   Issuance of Units                                                     435   $      303      --   $   --
   Redemption of Units                                                   (65)         (39)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            370   $      264      --   $   --
                                                                   =========   ==========   =====   ======
FT VIP Franklin Income Securities Fund Class 2
   Issuance of Units                                                   1,818   $    1,496      --   $   --
   Redemption of Units                                                (1,487)      (1,100)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            331   $      396      --   $   --
                                                                   =========   ==========   =====   ======
FT VIP Franklin Small Cap Value Securities Fund Class 2
   Issuance of Units                                                  14,716   $    8,585      54   $   50
   Redemption of Units                                                (4,197)      (2,430)     (1)      (1)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         10,519   $    6,155      53   $   49
                                                                   =========   ==========   =====   ======
FT VIP Mutual Discovery Securities Fund Class 2
   Issuance of Units                                                  18,540   $   13,782      --   $   --
   Redemption of Units                                                (4,434)      (3,242)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         14,106   $   10,540      --   $   --
                                                                   =========   ==========   =====   ======
FT VIP Mutual Shares Securities Fund Class 2
   Issuance of Units                                                   2,353   $    1,792     155   $  153
   Redemption of Units                                                  (418)        (270)     (4)      (4)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          1,935   $    1,522     151   $  149
                                                                   =========   ==========   =====   ======
FT VIP Templeton Global Asset Allocation Fund Class 2
   Issuance of Units                                                  11,550   $    8,613      --   $   --
   Redemption of Units                                                (3,722)      (2,766)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          7,828   $    5,847      --   $   --
                                                                   =========   ==========   =====   ======
FT VIP Templeton Growth Securities Fund Class 2
   Issuance of Units                                                   5,475   $    3,073      --   $   --
   Redemption of Units                                                   (70)         (42)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          5,405   $    3,031      --   $   --
                                                                   =========   ==========   =====   ======
Goldman Sachs Balanced Strategy Portfolio Class A
   Issuance of Units                                                  56,970   $   46,217      --   $   --
   Redemption of Units                                                  (779)        (705)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         56,191   $   45,512      --   $   --
                                                                   =========   ==========   =====   ======
Goldman Sachs Equity Growth Strategy Portfolio Class A
   Issuance of Units                                                   6,608   $    4,821      --   $   --
   Redemption of Units                                                  (222)        (151)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          6,386   $    4,670      --   $   --
                                                                   =========   ==========   =====   ======
Goldman Sachs Growth Strategy Portfolio Class A
   Issuance of Units                                                 660,618   $  547,640     272   $  281
   Redemption of Units                                              (320,939)    (296,857)     (7)      (8)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                        339,679   $  250,783     265   $  273
                                                                   =========   ==========   =====   ======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

                                                                     COMMONWEALTH ANNUITY PREFERRED PLUS
                                                                                 (CONTINUED)
                                                                           YEAR ENDED DECEMBER 31,
                                                                            2008                 2007
                                                                   ----------------------   --------------
                                                                     UNITS       AMOUNT     UNITS   AMOUNT
                                                                   ---------   ----------   -----   ------
Goldman Sachs Growth and Income Strategy Portfolio Class A
   Issuance of Units                                                  23,831   $   21,491      --   $   --
   Redemption of Units                                                (8,524)      (8,070)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         15,307   $   13,421      --   $   --
                                                                   =========   ==========   =====   ======
Goldman Sachs International Real Estate Securities Fund Class A
   Issuance of Units                                                     536   $      250      --   $   --
   Redemption of Units                                                  (121)         (58)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            415   $      192      --   $   --
                                                                   =========   ==========   =====   ======
Goldman Sachs Real Estate Securities Fund Class A
   Issuance of Units                                                   1,620   $    1,075      69   $   63
   Redemption of Units                                                  (236)        (135)     (1)      (1)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          1,384   $      940      68   $   62
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Capital Growth Fund Service Shares
   Issuance of Units                                                   3,766   $    2,941     187   $  190
   Redemption of Units                                                (1,468)      (1,061)     (6)      (6)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          2,298   $    1,880     181   $  184
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Core Fixed Income Fund Service Shares
   Issuance of Units                                                   1,910   $    1,773      --   $   --
   Redemption of Units                                                  (393)        (363)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          1,517   $    1,410      --   $   --
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Equity Index Fund Service Shares
   Issuance of Units                                                   4,460   $    2,688      --   $   --
   Redemption of Units                                                    (4)          (2)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          4,456   $    2,686      --   $   --
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Government Income Fund Service Shares
   Issuance of Units                                                 469,485   $  483,642      --   $   --
   Redemption of Units                                               (49,456)     (50,858)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                        420,029   $  432,784      --   $   --
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Growth & Income Fund Service Shares
   Issuance of Units                                                   3,173   $    2,049      32   $   32
   Redemption of Units                                                  (380)        (250)     (2)      (2)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          2,793   $    1,799      30   $   30
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Growth Opportunities Fund Service Shares
   Issuance of Units                                                  14,379   $    8,054      --   $   --
   Redemption of Units                                                (4,503)      (2,529)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          9,876   $    5,525      --   $   --
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Money Market Fund Service Shares
   Issuance of Units                                               4,018,271   $4,087,365      --   $   --
   Redemption of Units                                              (748,713)    (762,155)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                      3,269,558   $3,325,210      --   $   --
                                                                   =========   ==========   =====   ======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

                                                                     COMMONWEALTH ANNUITY PREFERRED PLUS
                                                                                 (CONTINUED)
                                                                           YEAR ENDED DECEMBER 31,
                                                                            2008                 2007
                                                                   ----------------------   --------------
                                                                     UNITS       AMOUNT     UNITS   AMOUNT
                                                                   ---------   ----------   -----   ------
Goldman Sachs VIT Strategic International Equity Fund Service
   Shares
   Issuance of Units                                                   9,030   $    5,175      --   $   --
   Redemption of Units                                                  (692)        (509)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          8,338   $    4,666      --   $   --
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Structured Small Cap Equity Fund Service
   Shares
   Issuance of Units                                                     573   $      404      15   $   14
   Redemption of Units                                                  (358)        (220)     (1)      (1)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            215   $      184      14   $   13
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Structured U.S. Equity Fund Service Shares
   Issuance of Units                                                     913   $      701      --   $   --
   Redemption of Units                                                  (913)        (564)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                             --   $      137      --   $   --
                                                                   =========   ==========   =====   ======
Janus Aspen Forty Portfolio Service Shares
   Issuance of Units                                                  13,959   $    8,823      --   $   --
   Redemption of Units                                                (4,493)      (2,858)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          9,466   $    5,965      --   $   --
                                                                   =========   ==========   =====   ======
Janus Aspen Mid Cap Growth Portfolio Service Shares
   Issuance of Units                                                  15,746   $    9,191      41   $   44
   Redemption of Units                                                (4,354)      (2,438)     (1)      (1)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         11,392   $    6,753      40   $   43
                                                                   =========   ==========   =====   ======
Janus Aspen Perkins Mid Cap Value Portfolio Service Shares (b)
   Issuance of Units                                                  14,178   $    9,798      13   $   13
   Redemption of Units                                                (4,487)      (3,058)     (1)      (1)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          9,691   $    6,740      12   $   12
                                                                   =========   ==========   =====   ======
Janus Aspen Perkins Small Company Value Porfolio Service
   Shares (b)
   Issuance of Units                                                   1,343   $      905      --   $   --
   Redemption of Units                                                  (377)        (221)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            966   $      684      --   $   --
                                                                   =========   ==========   =====   ======
Oppenheimer Balanced Fund/VA Service Shares
   Issuance of Units                                                   5,454   $    3,804      --   $   --
   Redemption of Units                                                  (698)        (424)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          4,756   $    3,380      --   $   --
                                                                   =========   ==========   =====   ======
Oppenheimer Global Securities Fund/VA Service Shares
   Issuance of Units                                                  21,130   $   12,748     124   $  124
   Redemption of Units                                                (5,370)      (3,025)     (3)      (3)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         15,760   $    9,723     121   $  121
                                                                   =========   ==========   =====   ======
Oppenheimer Main Street Small Cap Fund(R)/VA Service Shares
   Issuance of Units                                                   5,092   $   16,486      --   $   --
   Redemption of Units                                                  (631)      (8,369)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          4,461   $    8,117      --   $   --
                                                                   =========   ==========   =====   ======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

                                                                     COMMONWEALTH ANNUITY PREFERRED PLUS
                                                                                 (CONTINUED)
                                                                           YEAR ENDED DECEMBER 31,
                                                                            2008                 2007
                                                                   ----------------------   --------------
                                                                     UNITS       AMOUNT     UNITS   AMOUNT
                                                                   ---------   ----------   -----   ------
Oppenheimer Strategic Bond Fund/VA Service Shares
   Issuance of Units                                                  10,096   $    9,274     150   $  156
   Redemption of Units                                                (2,214)      (1,931)     (3)      (3)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                          7,882   $    7,343     147   $  153
                                                                   =========   ==========   =====   ======
Pioneer Cullen Value VCT Portfolio Class II
   Issuance of Units                                                     839   $      592      --   $   --
   Redemption of Units                                                  (205)        (140)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            634   $      452      --   $   --
                                                                   =========   ==========   =====   ======
Pioneer Emerging Markets VCT Portfolio Class II
   Issuance of Units                                                  76,211   $   42,981       8   $    8
   Redemption of Units                                               (29,402)     (12,366)     (1)      (1)
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                         46,809   $   30,615       7   $    7
                                                                   =========   ==========   =====   ======
Pioneer Mid Cap Value VCT Portfolio Class II
   Issuance of Units                                                     504   $      388      --   $   --
   Redemption of Units                                                  (329)        (261)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            175   $      127      --   $   --
                                                                   =========   ==========   =====   ======

                                                                     COMMONWEALTH ANNUITY PREFERRED PLUS
                                                                             WITH OPTIONAL RIDER
                                                                           YEAR ENDED DECEMBER 31,
                                                                            2008                 2007
                                                                   ----------------------   --------------
                                                                     UNITS       AMOUNT     UNITS   AMOUNT
                                                                   ---------   ----------   -----   ------
AllianceBernstein VPS Small Cap Growth Portfolio Class B
   Issuance of Units                                                     200   $      156      --   $   --
   Redemption of Units                                                    (3)          (2)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            197   $      154      --   $   --
                                                                   =========   ==========   =====   ======
FT VIP Mutual Discovery Securities Fund Class 2
   Issuance of Units                                                     354   $      312      --   $   --
   Redemption of Units                                                    (5)          (4)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            349   $      308      --   $   --
                                                                   =========   ==========   =====   ======
Goldman Sachs Tollkeeper Fund Class A
   Issuance of Units                                                     175   $      156      --   $   --
   Redemption of Units                                                    (3)          (2)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            172   $      154      --   $   --
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Growth Opportunities Fund Service Shares
   Issuance of Units                                                      66   $       42      --   $   --
   Redemption of Units                                                   (11)          (7)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                             55   $       35      --   $   --
                                                                   =========   ==========   =====   ======
Goldman Sachs VIT Money Market Fund Service Shares
   Issuance of Units                                                     307   $      312      --   $   --
   Redemption of Units                                                    (5)          (5)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            302   $      307      --   $   --
                                                                   =========   ==========   =====   ======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

                                                                     COMMONWEALTH ANNUITY PREFERRED PLUS
                                                                        WITH OPTIONAL RIDER (CONTINUED)
                                                                           YEAR ENDED DECEMBER 31,
                                                                            2008                 2007
                                                                   ----------------------   --------------
                                                                     UNITS       AMOUNT     UNITS   AMOUNT
                                                                   ---------   ----------   -----   ------
Janus Aspen Forty Portfolio Service Shares
   Issuance of Units                                                     313   $      312      --   $   --
   Redemption of Units                                                    (5)          (4)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                            308   $      308      --   $   --
                                                                   =========   ==========   =====   ======
Oppenheimer Balanced Fund/VA Service Shares
   Issuance of Units                                                      68   $       42      --   $   --
   Redemption of Units                                                   (12)          (7)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                             56   $       35      --   $   --
                                                                   =========   ==========   =====   ======
Oppenheimer Strategic Bond Fund/VA Service Shares
   Issuance of Units                                                      47   $       42      --   $   --
   Redemption of Units                                                    (8)          (7)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                             39   $       35      --   $   --
                                                                   =========   ==========   =====   ======
Pioneer Emerging Markets VCT Portfolio Class II
   Issuance of Units                                                      86   $       42      --   $   --
   Redemption of Units                                                   (15)          (7)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                             71   $       35      --   $   --
                                                                   =========   ==========   =====   ======
Pioneer Growth Opportunities VCT Portfolio Class I
   Issuance of Units                                                      70   $       42      --   $   --
   Redemption of Units                                                   (12)          (7)     --       --
                                                                   ---------   ----------   -----   ------
      Net increase (decrease)                                             58   $       35      --   $   --
                                                                   =========   ==========   =====   ======

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

NOTE 5 - PURCHASES AND SALES OF INVESTMENTS

     The cost of purchases and proceeds from sales of shares of the Underlying Funds of the Separate Account during the year ended December 31, 2008 were as follows:

                        INVESTMENT PORTFOLIO                           PURCHASES      SALES
--------------------------------------------------------------------   ---------    --------
AIM V.I. Core Equity Fund Series II Shares                             $    2,958   $    508
AIM V.I. Leisure Fund Series II Shares                                        691         11
AllianceBernstein VPS Intermediate Bond Portfolio Class B (a)(b)              514         10
AllianceBernstein VPS International Value Portfolio Class B                13,584      1,157
AllianceBernstein VPS Small Cap Growth Portfolio Class B                    2,790        764
AllianceBernstein VPS Small/Mid Cap Value Portfolio Class B                 1,445         17
FT VIP Franklin Global Communications Fund Class 2                          1,756        359
FT VIP Franklin Income Securities Fund Class 2                             15,682      1,735
FT VIP Franklin Small Cap Value Securities Fund Class 2                    11,787      1,461
FT VIP Mutual Discovery Securities Fund Class 2                            26,629      2,263
FT VIP Mutual Shares Securities Fund Class 2                               13,862        222
FT VIP Templeton Global Asset Allocation Fund Class 2                       8,190      1,541
FT VIP Templeton Growth Securities Fund Class 2                             8,531         76
Goldman Sachs Balanced Strategy Portfolio Class A                          84,400      1,756
Goldman Sachs Equity Growth Strategy Portfolio Class A                     30,996      3,703
Goldman Sachs Growth Strategy Portfolio Class A                           646,797    302,010
Goldman Sachs Growth and Income Strategy Portfolio Class A                 84,487        955
Goldman Sachs International Real Estate Securities Fund Class A             2,154        147
Goldman Sachs Real Estate Securities Fund Class A                           1,075         25
Goldman Sachs Tollkeeper Fund Class A                                         494          7
Goldman Sachs VIT Capital Growth Fund Service Shares                       26,185      1,076
Goldman Sachs VIT Core Fixed Income Fund Service Shares                     8,355        115
Goldman Sachs VIT Equity Index Fund Service Shares                          9,846        160
Goldman Sachs VIT Government Income Fund Service Shares                   472,782     17,598
Goldman Sachs VIT Growth & Income Fund Service Shares                       8,403        908
Goldman Sachs VIT Growth Opportunities Fund Service Shares                  8,387      1,162
Goldman Sachs VIT Money Market Fund Service Shares                      3,352,543     20,321
Goldman Sachs VIT Strategic International Equity Fund Service Shares        8,661        584
Goldman Sachs VIT Structured Small Cap Equity Fund Service Shares           1,964         76
Goldman Sachs VIT Structured U.S. Equity Fund Service Shares                1,709        495
Janus Aspen Forty Portfolio Service Shares                                 18,378      1,904
Janus Aspen Mid Cap Growth Portfolio Service Shares                         9,019        826
Janus Aspen Perkins Mid Cap Value Portfolio Service Shares (b)             12,335        974
Janus Aspen Perkins Small Company Value Porfolio Service Shares (b)         1,007         75
Oppenheimer Balanced Fund/VA Service Shares                                12,642        619
Oppenheimer Global Securities Fund/VA Service Shares                       25,920      1,474
Oppenheimer Main Street Small Cap Fund(R)/VA Service Shares                20,062      8,756
Oppenheimer Strategic Bond Fund/VA Service Shares                          25,166      5,739
Pioneer Cullen Value VCT Portfolio Class II                                17,833        207
Pioneer Emerging Markets VCT Portfolio Class II                            46,491      7,923
Pioneer Growth Opportunities VCT Portfolio Class I                            603         63
Pioneer Mid Cap Value VCT Portfolio Class II                                4,917        626

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

NOTE 6 - FINANCIAL HIGHLIGHTS

        A summary of unit values, units outstanding, income and expense ratios and total return for each Sub-Account for the year ended December 31, 2008 is as follows:

                                                     AT DECEMBER 31                       FOR THE YEAR ENDED DECEMBER 31
                                          -----------------------------------  ----------------------------------------------------
                                                    UNIT      UNIT             INVESTMENT  EXPENSE  EXPENSE     TOTAL      TOTAL
                                                   VALUE      VALUE     NET      INCOME     RATIO    RATIO     RETURN      RETURN
                                          UNITS    LOWEST    HIGHEST   ASSETS    RATIO      LOWEST  HIGHEST    LOWEST     HIGHEST
                                          (000s)  ($) (4)    ($) (4)  ($000s)   (%) (1)    (%) (2)  (%) (2)  (%) (3)(4)  (%) (3)(4)
                                          ------  --------  --------  -------  ----------  -------  -------  ----------  ----------

AIM V.I. CORE EQUITY FUND SERIES II
   SHARES
2008                                         3    0.693802  0.695688      2       3.76       1.30     1.50     -31.37      -31.23
2007                                        N/A     N/A       N/A        N/A       N/A       N/A       N/A       N/A         N/A
AIM V.I. LEISURE FUND SERIES II SHARES
2008                                         1    0.521780  0.521780     --       1.53       1.30     1.30     -43.92      -43.92
2007                                        N/A     N/A       N/A        N/A       N/A       N/A       N/A       N/A         N/A
ALLIANCEBERNSTEIN VPS INTERMEDIATE BOND
   PORTFOLIO CLASS B (A)(B)
2008                                         1    0.981920  0.981920     --        N/A       1.30     1.30      -6.16       -6.16
2007                                        N/A     N/A       N/A        N/A       N/A       N/A       N/A       N/A         N/A
ALLIANCEBERNSTEIN VPS INTERNATIONAL
   VALUE PORTFOLIO CLASS B
2008                                        23    0.456895  0.458155     11       0.11       1.30     1.50     -53.99      -53.89
2007                                        N/A     N/A       N/A        N/A       N/A       N/A       N/A       N/A         N/A
ALLIANCEBERNSTEIN VPS SMALL CAP GROWTH
   PORTFOLIO CLASS B
2008                                         3    0.548464  0.551561      1        N/A       1.30     1.70     -46.54      -46.31
2007                                        --    1.027263  1.027263     --        N/A       1.30     1.30       2.73        2.73
ALLIANCEBERNSTEIN VPS SMALL/MID CAP
   VALUE PORTFOLIO CLASS B
2008                                         2    0.596207  0.598419      1       0.13       1.30     1.50     -47.02      -36.65
2007                                        N/A     N/A       N/A        N/A       N/A       N/A       N/A       N/A         N/A
FT VIP FRANKLIN GLOBAL COMMUNICATIONS
   FUND CLASS 2
2008                                         2    0.556341  0.558093      1        N/A       1.30     1.50     -46.98      -46.85
2007                                        --    1.050116  1.050116     --        N/A       1.30     1.30       5.01        5.01
FT VIP FRANKLIN INCOME SECURITIES FUND
   CLASS 2
2008                                        18    0.690336  0.693611     12       4.15       1.30     1.65     -30.82      -30.58
2007                                         1    0.997914  0.999093      1        N/A       1.30     1.65      -0.21       -0.09
FT VIP FRANKLIN SMALL CAP VALUE
   SECURITIES FUND CLASS 2
2008                                        16    0.617698  0.620762     10       0.61       1.30     1.50     -34.22      -33.88
2007                                        --    0.938905  0.938984     --        N/A       1.30     1.50      -6.11       -6.10
FT VIP MUTUAL DISCOVERY SECURITIES FUND
   CLASS 2
2008                                        30    0.717161  0.720626     22       3.16       1.30     1.70     -29.64      -29.41
2007                                         2    1.019405  1.020859      2        N/A       1.30     1.65       1.94        2.09
FT VIP MUTUAL SHARES SECURITIES FUND
   CLASS 2
2008                                        20    0.611239  0.614150     12       4.05       1.30     1.65     -38.15      -37.91
2007                                         2    0.988216  0.989088      2        N/A       1.50     1.65      -1.18       -1.09

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

                                                     AT DECEMBER 31                       FOR THE YEAR ENDED DECEMBER 31
                                          -----------------------------------  ----------------------------------------------------
                                                    UNIT      UNIT             INVESTMENT  EXPENSE  EXPENSE     TOTAL      TOTAL
                                                   VALUE      VALUE     NET      INCOME     RATIO    RATIO     RETURN      RETURN
                                          UNITS    LOWEST    HIGHEST   ASSETS    RATIO      LOWEST  HIGHEST    LOWEST     HIGHEST
                                          (000s)  ($) (4)    ($) (4)  ($000s)   (%) (1)    (%) (2)  (%) (2)  (%) (3)(4)  (%) (3)(4)
                                          ------  --------  --------  -------  ----------  -------  -------  ----------  ----------
FT VIP TEMPLETON GLOBAL ASSET ALLOCATION
   FUND CLASS 2
2008                                          8   0.771384  0.772765      6        7.46      1.30     1.50     -26.21      -26.13
2007                                        N/A      N/A       N/A      N/A        N/A       N/A      N/A        N/A         N/A
FT VIP TEMPLETON GROWTH SECURITIES FUND
   CLASS 2
2008                                         13   0.566623  0.569321      7        1.56      1.30     1.65     -43.28      -43.07
2007                                          1   0.998926  1.000113      1        N/A       1.30     1.65      -0.11        0.01
GOLDMAN SACHS BALANCED STRATEGY PORTFOLIO
   CLASS A
2008                                         98   0.791631  0.795404     78        6.11      1.30     1.65     -21.81      -21.44
2007                                          1   1.012447  1.012447      1        8.26      1.30     1.30       1.24        1.24
GOLDMAN SACHS EQUITY GROWTH STRATEGY
   PORTFOLIO CLASS A
2008                                         31   0.566365  0.567950     18        4.36      1.30     1.50     -43.57      -43.35
2007                                          1   1.002630  1.002630      1       15.15      1.30     1.30       0.26        0.26
GOLDMAN SACHS GROWTH STRATEGY PORTFOLIO
   CLASS A
2008                                        435   0.599860  0.601740    261        9.86      1.30     1.50     -40.31      -40.19
2007                                          2   1.005009  1.006034      2        9.56      1.30     1.50       0.50        0.60
GOLDMAN SACHS GROWTH AND INCOME STRATEGY
   PORTFOLIO CLASS A
2008                                         95   0.675998  0.679211     65        4.53      1.30     1.65     -33.15      -32.91
2007                                          1   1.011150  1.012348      1       11.67      1.30     1.65       1.12        1.23
GOLDMAN SACHS INTERNATIONAL REAL ESTATE
   SECURITIES FUND CLASS A
2008                                          3   0.449219  0.450449      1        0.51      1.30     1.50     -52.85      -52.76
2007                                        N/A     N/A       N/A       N/A        N/A        N/A      N/A        N/A        N/A
GOLDMAN SACHS REAL ESTATE SECURITIES FUND
   CLASS A
2008                                          2   0.534193  0.535679      1        2.46      1.30     1.50     -41.87      -41.76
2007                                         --   0.918981  0.918981     --        N/A       1.50     1.50      -8.10       -8.10
GOLDMAN SACHS TOLLKEEPER FUND CLASS A
2008                                          1   0.610942  0.613805     --        N/A       1.30     1.70     -46.40      -46.22
2007                                        N/A     N/A       N/A       N/A        N/A       N/A      N/A        N/A         N/A
GOLDMAN SACHS VIT CAPITAL GROWTH FUND
   SERVICE SHARES
2008                                         38   0.584926  0.586461     22        N/A       1.30     1.50     -42.83      -42.70
2007                                          7   1.023063  1.023559      7        0.21      1.30     1.50       2.31        2.36
GOLDMAN SACHS VIT CORE FIXED INCOME FUND
   SERVICE SHARES
2008                                         10   0.927807  0.932213      9        5.13      1.30     1.65     -10.09       -9.77
2007                                          2   1.031942  1.033177      2        4.25      1.30     1.65       3.19        3.32
GOLDMAN SACHS VIT EQUITY INDEX FUND
   SERVICE SHARES
2008                                         12   0.614343  0.617274      8        4.67      1.30     1.65     -38.32      -38.02
2007                                         --   0.995958  0.995958     --        N/A       1.65     1.65      -0.40       -0.40

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

                                                     AT DECEMBER 31                       FOR THE YEAR ENDED DECEMBER 31
                                          -----------------------------------  ----------------------------------------------------
                                                    UNIT      UNIT             INVESTMENT  EXPENSE  EXPENSE     TOTAL      TOTAL
                                                   VALUE      VALUE     NET      INCOME     RATIO    RATIO     RETURN      RETURN
                                          UNITS    LOWEST    HIGHEST   ASSETS    RATIO      LOWEST  HIGHEST    LOWEST     HIGHEST
                                          (000s)  ($) (4)    ($) (4)  ($000s)   (%) (1)    (%) (2)  (%) (2)  (%) (3)(4)  (%) (3)(4)
                                          ------  --------  --------  -------  ----------  -------  -------  ----------  ----------
GOLDMAN SACHS VIT GOVERNMENT INCOME FUND
   SERVICE SHARES
2008                                         431  1.050848  1.053752     453       4.13      1.30     1.50       1.60        1.81
2007                                        N/A      N/A       N/A      N/A        N/A       N/A      N/A        N/A         N/A
GOLDMAN SACHS VIT GROWTH & INCOME FUND
   SERVICE SHARES
2008                                          15  0.637410  0.639148      10       3.32      1.30     1.50     -35.40      -35.25
2007                                           6  0.986815  0.987135       6       2.95      1.30     1.50      -1.32       -1.29
GOLDMAN SACHS VIT GROWTH OPPORTUNITIES
   FUND SERVICE SHARES
2008                                          12  0.593210  0.596918       7       N/A       1.30     1.70     -41.87      -41.59
2007                                          --  1.021995  1.021995      --       N/A       1.30     1.30       2.20        2.20
GOLDMAN SACHS VIT MONEY MARKET FUND
   SERVICE SHARES
2008                                       3,272  1.015719  1.021315   3,333       1.61      1.30     1.70       0.51        0.93
2007                                          --  1.011926  1.011926      --       1.98      1.30     1.30       1.19        1.19
GOLDMAN SACHS VIT STRATEGIC
   INTERNATIONAL EQUITY FUND SERVICE
   SHARES
2008                                          12  0.548259  0.549400       7      12.81      1.30     1.50     -46.90      -46.83
2007                                          --  1.033191  1.033191      --       8.97      1.30     1.30       3.32        3.32
GOLDMAN SACHS VIT STRUCTURED SMALL CAP
   EQUITY FUND SERVICE SHARES
2008                                           3  0.606641  0.608359       2       1.42      1.30     1.50     -35.23      -35.09
2007                                          --  0.936782  0.937258      --       1.15      1.30     1.50      -6.32       -6.27
GOLDMAN SACHS VIT STRUCTURED U.S. EQUITY
   FUND SERVICE SHARES
2008                                           1  0.600544  0.600544       1       1.95      1.30     1.30     -38.00      -38.00
2007                                        N/A      N/A       N/A      N/A        N/A       N/A      N/A        N/A         N/A
JANUS ASPEN FORTY PORTFOLIO SERVICE
   SHARES
2008                                          21  0.643656  0.647162      13       0.01      1.30     1.70     -45.28      -45.06
2007                                          --  1.177720  1.177720      --       0.58      1.30     1.30      17.77       17.77
JANUS ASPEN MID CAP GROWTH PORTFOLIO
   SERVICE SHARES
2008                                          14  0.594067  0.594372       8       0.60      1.30     1.50     -44.52      -44.52
2007                                          --  1.070946  1.070946      --       0.23      1.50     1.50       7.09        7.09
JANUS ASPEN PERKINS MID CAP VALUE
   PORTFOLIO SERVICE SHARES (B)
2008                                          15  0.709743  0.711528      10       1.75      1.30     1.50     -28.97      -28.84
2007                                          --  0.999382  1.001880      --       5.70      1.30     1.50      -0.06        0.19
JANUS ASPEN PERKINS SMALL COMPANY VALUE
   PORFOLIO SERVICE SHARES (B)
2008                                           1  0.585696  0.586857       1        N/A      1.30     1.50     -36.87      -36.79
2007                                        N/A      N/A       N/A      N/A        N/A       N/A      N/A        N/A         N/A
OPPENHEIMER BALANCED FUND/VA SERVICE
   SHARES
2008                                          19  0.549612  0.552244      11       0.27      1.30     1.70     -44.62      -44.40
2007                                          --  0.993461  0.993461      --        N/A      1.30     1.30      -0.65       -0.65

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

                                                     AT DECEMBER 31                       FOR THE YEAR ENDED DECEMBER 31
                                          -----------------------------------  ----------------------------------------------------
                                                    UNIT      UNIT             INVESTMENT  EXPENSE  EXPENSE     TOTAL      TOTAL
                                                   VALUE      VALUE     NET      INCOME     RATIO    RATIO     RETURN      RETURN
                                          UNITS    LOWEST    HIGHEST   ASSETS    RATIO      LOWEST  HIGHEST    LOWEST     HIGHEST
                                          (000s)  ($) (4)    ($) (4)  ($000s)   (%) (1)    (%) (2)  (%) (2)  (%) (3)(4)  (%) (3)(4)
                                          ------  --------  --------  -------  ----------  -------  -------  ----------  ----------
OPPENHEIMER GLOBAL SECURITIES FUND/VA
   SERVICE SHARES
2008                                        39    0.589142  0.589796     23       0.47       1.30     1.50     -41.16      -41.11
2007                                         3    1.001358  1.001458      3        N/A       1.30     1.50       0.14        0.15
OPPENHEIMER MAIN STREET SMALL CAP
   FUND(R)/VA SERVICE SHARES
2008                                        17    0.582903  0.584499     10       0.33       1.30     1.50     -38.84      -38.72
2007                                         2    0.953738  0.953738      2        N/A       1.30     1.30      -4.63       -4.63
OPPENHEIMER STRATEGIC BOND FUND/VA
   SERVICE SHARES
2008                                        20    0.879255  0.884027     17       2.48       1.30     1.70     -15.96      -15.61
2007                                        --    1.046310  1.046900     --        N/A       1.30     1.65       4.63        4.69
PIONEER CULLEN VALUE VCT PORTFOLIO CLASS
   II
2008                                        22    0.668980  0.671246     14       0.57       1.30     1.50     -33.56      -33.42
2007                                        --    1.008238  1.008238     --        N/A       1.30     1.30       0.82        0.82
PIONEER EMERGING MARKETS VCT PORTFOLIO
   CLASS II
2008                                        56    0.473484  0.475050     27       0.07       1.30     1.70     -58.88      -58.84
2007                                         1    1.152157  1.154235      1        N/A       1.30     1.50      15.22       15.42
PIONEER GROWTH OPPORTUNITIES VCT
   PORTFOLIO CLASS I
2008                                         1    0.594052  0.597747     --        N/A       1.30     1.70     -36.60      -36.30
2007                                        --    0.938337  0.938337     --        N/A       1.30     1.30      -6.17       -6.17
PIONEER MID CAP VALUE VCT PORTFOLIO
   CLASS II
2008                                         6    0.630722  0.633722      4       0.83       1.30     1.65     -34.85      -34.62
2007                                         1    0.968078  0.969228      1        N/A       1.30     1.65      -3.19       -3.08

(a)  Fund merger. See Note 1.

(b)  Name changed. See Note 1.

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the Underlying Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the Underlying Fund in which the Sub-Accounts invest.

(2) These ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Underlying Fund are excluded.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the Underlying Fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

(4) The highest unit value and total return correspond with the product with the lowest expense ratio. The lowest unit value and total return correspond with the product with the highest expense ratio.

COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

NOTE 7 - SUBSEQUENT EVENT

     The Board of Trustees of Franklin Templeton Variable Insurance Products Trust approved a proposal to liquidate the shares of the FT VIP Franklin Global Communications Fund Class 2. It is anticipated that the fund will be liquidated on or about April 24, 2009. Any Contract Owners in this Sub-Account will be able to redirect their investments to the other Sub-Accounts offered.

                            PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (a)  FINANCIAL STATEMENTS

          Financial Statements Included in Part A:

          None

          Financial Statements included in Part B:

          Financial Statements for Commonwealth Annuity and Life Insurance Company (the "Company" and "Depositor") and Financial Statements for Commonwealth Annuity Separate Account A of Commonwealth Annuity and Life Insurance Company.

          Financial Statements Included in Part C:

          None

     (b)  EXHIBITS

          EXHIBIT 1 Vote of Board of Directors Authorizing Establishment of Registrant dated February 9, 2007 was previously filed on March 2, 2007 in Registrant's Initial Registration Statement (File Nos. 333-141045/811-22024), and is
                       incorporated by reference herein.

          EXHIBIT 2 Not Applicable. Pursuant to Rule 26a-2, the Company may hold the assets of the Registrant not pursuant to a trust indenture or other such instrument.

          EXHIBIT 3

                (a) Amendment No. 1 to Underwriting and Administrative Services Agreement between Commonwealth Annuity and Life Insurance Company and Epoch Securities Inc. is filed herewith.

                       Underwriting and Administrative Services Agreement between Commonwealth Annuity and Life Insurance Company and Epoch Securities, Inc., dated January 22, 2008 was previously filed on April 25, 2008 in Post-Effective Amendment No. 29 to the Registration Statement (File Nos. 33-39702/811-6293) of Separate Account VA-K of Commonwealth Annuity and Life Insurance Company, and is incorporated by reference herein.

                (b) Service Agreement dated May 1, 2008 by and between Epoch Securities, Inc., Commonwealth Annuity and Life Insurance Company, First Allmerica Financial Life Insurance Company and the "Broker-Dealer" was previously filed on April 25, 2008 in Post-Effective Amendment No. 29 to the Registration Statement (File Nos. 33-39702/811-6293) of Separate Account VA-K of Commonwealth Annuity and Life Insurance Company, and is incorporated by reference herein.

                (c) Amendment No. 1 to Selling Agreement dated May 1, 2008 by and between Epoch Securities, Inc., Commonwealth Annuity and Life Insurance Company and "Broker-Dealer" is filed herewith.

                       Selling Agreement by and between Epoch Securities, Inc., Commonwealth Annuity and Life Insurance Company and "Broker-Dealer" was previously filed on April 25, 2008 in post-effective No. 1 to the Registration Statement of Separate Account A of Commonwealth Annuity and Life Insurance Company (File Nos. 333-141045/811-22024) and is incorporated by reference herein.

          EXHIBIT 4

                (a)    Policy (Form No. 3040-09) is filed herewith.

                (b) Texas Optional Retirement Program Rider (4010-07) was previously filed on July 18, 2007 in Pre-Effective Amendment No. 1 to Registrant's Registration Statement (File Nos. 333-141045/811-22024), and is incorporated by reference herein.

                (c)    Qualified Plan Rider (4018-09) is filed herewith.

                (d) 457 Rider (4013-07) was previously filed on July 18, 2007 in Pre-Effective Amendment No. 1 to Registration Statement (File Nos. 333-141045/811-22024), and is
                       incorporated by reference herein.

                (e) IRA Rider (4014-07) was previously filed on July 18, 2007 in Pre-Effective Amendment No. 1 to Registration Statement (File Nos. 333-141045/811-22024), and is
                       incorporated by reference herein.

                (f) Simple IRA Rider (4015-07) was previously filed on July 18, 2007 in Pre-Effective Amendment No. 1 to Registration Statement (File Nos. 333-141045/811-22024), and is
                       incorporated by reference herein.

                (g) Roth IRA Rider (4016-07) was previously filed on July 18, 2007 in Pre-Effective Amendment No. 1 to Registration Statement (File Nos. 333-141045/811-22024), and is
                       incorporated by reference herein.

                (h) Tax Sheltered Annuity (TSA) Endorsement (4012-09) is filed herewith.

          EXHIBIT 5    Application (Form No. HN 404) is filed herewith.

          EXHIBIT 6 Articles of Organization and Bylaws, as amended, of the Company, effective as of September 1, 2006 was previously filed on March 2, 2007 in the Registrant's Initial Registration Statement (File Nos. 333-141045/811-22024), and is incorporated by reference herein.

          EXHIBIT 7 Amendment No. 1 and Reinsurance Agreement between Columbia Capital Life Reinsurance Company and Commonwealth Annuity and Life Insurance Company effective January 1, 2008 was previously filed April 25, 2008 in Post-Effective Amendment No. 29 (Registration Statement No. 33-39702/811-6293) of Separate Account VA-K of Commonwealth Annuity and Life Insurance Company, and is incorporated by reference herein.

          EXHIBIT 8(a) Third Party Agreement (TPA) between Security Benefit Life
                       Insurance Co, Security Distributors, Inc and The Goldman Sachs Group, Inc. was previously filed on February 10, 2006 in Registrant's Post-Effective Amendment No. 26 (Registration Statement No. 33-39702/811-6293), and is incorporated by reference herein.

          EXHIBIT 8(b) Directors' Powers of Attorney are filed herewith.

          EXHIBIT 9    Opinion of Counsel is filed herewith.

          EXHIBIT 10 Consent of Independent Registered Public Accounting Firm is filed herewith.

          EXHIBIT 11   None.

          EXHIBIT 12   None.

          EXHIBIT 13
                       (a) Amendment dated May 1, 2001 to the Variable Insurance Products Fund Participation Agreement was previously filed on April 28, 2003 in Post-Effective Amendment No. 23 to Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein. Amendment dated October 1, 2000 to the Variable Insurance Products Fund Participation Agreement was previously filed on April 19, 2001 in Registrant's Post-Effective Amendment No. 19 (Registration Statement No. 33-39702/811-6293), and is incorporated by reference herein. Amendment dated March 29, 2000 and Amendment dated November 13, 1998 to the Variable Insurance Products Fund Participation Agreement was previously filed on April 21, 2000 in Registrant's Post-Effective Amendment No. 17, and is incorporated by reference herein. Participation Agreement, as amended, with Variable Insurance Products Fund was previously filed on April 24, 1998 in Post-Effective Amendment No. 14, and is incorporated by reference herein.

                       (b) Amendment dated October 1, 2001 to the Variable Insurance Products Fund II Participation Agreement was previously filed on April 19, 2002 in Registrant's Post-Effective Amendment No. 22 (Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein. Amendment dated May 1, 2001 to the Variable Insurance Products Fund II Participation Agreement was previously filed on April 19, 2001 in Post-Effective Amendment No. 19 to Registration Statement No. 33-39702/811-6293), and is incorporated by reference herein. Amendment dated March 29, 2000 and Amendment dated November 13, 1998 to the Variable Insurance Products Fund II Participation Agreement was previously filed on April 21, 2000 in Post-Effective Amendment No. 17 to Registration Statement No. 33-39702/811-6293), and is incorporated by reference herein. Participation Agreement, as amended, with Variable Insurance Products Fund II was previously filed on April 24, 1998 in Post-Effective Amendment No. 14 to Registration Statement No. 33-39702/811-6293), and is incorporated by reference herein.

                       (c) Amendment dated October 1, 2001 with Variable Insurance Products Fund III was previously filed on April 28, 2003 in Registrant's Post-Effective Amendment No. 23 (Registration Statement No. 33-39702/811-6293), and is incorporated by reference herein. Participation Agreement with Variable Insurance Products Fund III was previously filed on April 19, 2001 in Post-Effective Amendment No. 19 to Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein.

                       (d) Amendment No. 2 to Amended and Restated Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., and Commonwealth Annuity and Life Insurance Company is filed herewith. Amendment No. 1 to Amended and Restated Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton

                       Distributors, Inc., and Commonwealth Annuity and Life Insurance Company was previously filed on April 25, 2008 in Post-Effective Amendment No. 29 to Registration Statement No. 33-39702/811-6293), and is incorporated by reference herein. The Amended and Restated Participation Agreement with Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., and Commonwealth Annuity and Life Insurance was previously filed on July 18, 2007 in Pre-Effective Amendment No. 1 to Registration Statement File Nos. 333-141019/811-22024, and is incorporated by reference herein.

                       (e) Amendment No. 1 to the Amended and Restated Participation Agreement dated August 1, 2007 by and between Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co., and Commonwealth Annuity and Life Insurance Company is filed herewith. Amended and Restated Participation Agreement dated August 1, 2007 by and between Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co., and Commonwealth Annuity and Life Insurance Company was previously filed on April 25, 2008 in Registrant's Post-Effective Amendment No. 29 (Registration Statement No. 33-39702/811-6293), and is incorporated by reference herein. Form of Amendment dated August 1, 2007 to the Participation Agreement dated January 2, 2006 between Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co, and Allmerica Financial Life Insurance and Annuity Company was previously filed on July 18, 2007 in Pre-Effective Amendment No. 1 to Registration Statement (File Nos. 333-141019/811-22024), and is incorporated by reference herein.

                       (f) Amendment No. 1 to the Participation Agreement dated August 1, 2007 by and between Goldman Sachs Trust, Goldman, Sachs & Co. and Commonwealth Annuity and Life Insurance Company is filed herewith. Participation Agreement dated August 1, 2007 by and between Goldman Sachs Trust, Goldman, Sachs & Co. and Commonwealth Annuity and Life Insurance Company was previously filed on April 25, 2008 in Post-Effective Amendment No. 1 to Registration Statement (File Nos. 333-141045/811-22024), and is incorporated by reference herein.

                       (g) Amendment dated August 1, 2007 to the Participation Agreement with Janus Aspen Series was previously filed on July 18, 2007 in Pre-Effective Amendment No. 1 to Registration Statement (File Nos. 333-141019/811-22024), and is incorporated by reference herein. Amendment dated February 25, 2000 to the Participation Agreement with Janus Aspen Series was previously filed in April 19, 2002 in Post-Effective Amendment No. 22 of Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein. Participation Agreement with Janus Aspen Series was previously filed on April 21, 2000 in Post-Effective Amendment No. 1 of Registration Statement No. 333-87099/811-6293 and is incorporated by reference herein.

                       (h) Amendment dated June 1, 2009 to the Participation Agreement with MFS Variable Insurance Trust was previously filed on April 28, 2003 in Post-Effective Amendment No. 23 to Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein. Participation Agreement with MFS Variable Insurance Trust was previously filed on August 27, 1998 in Post-Effective Amendment No. 3, and is incorporated by reference herein.

                       (i) Amendment dated May 15, 2009 to the Amended and Restated Participation Agreement dated as of May 1, 2000 by and among Oppenheimer Variable Account Funds, Oppenheimerfunds, Inc. and Commonwealth Annuity and Life Insurance Company is filed herewith.

                       Amendment dated August 28, 2007 to the Amended and Restated Participation Agreement dated as of May 1, 2000, by and among Oppenheimer Variable Account Funds, Oppenheimerfunds, Inc. and Commonwealth Annuity and Life Insurance Company as amended May 1, 2002 was previously filed on April 28, 2009 in Post-Effective Amendment No. 29 to Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein.

                       Amendment dated May 1, 2002 to the Amended and Restated Participation Agreement with Oppenheimer Variable Account Funds was previously filed on April 28, 2003 in Post-Effective Amendment No. 23 of Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein. The Amended and Restated Participation Agreement with Oppenheimer Variable Account Funds was previously filed on August 27, 1998 in Post-Effective Amendment No. 3 to Registration Statement No. 333-11377/811-7799, and is incorporated by reference herein.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The principal business address of most the following Directors and Officers* is:
     85 Broad Street
     New York, NY 10004

     The principal business address of the other following Directors and Officers is:
     132 Turnpike Road, Suite 210
     Southborough, MA 01772.

     The principal business address of the following Director** is:
     1 New York Plaza
     New York, NY 10004

     The principal business address of the following Officer*** is:
     101 Constitution Avenue, NW, Suite 1000 East
     Washington, DC 20001

                 DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME                           POSITION WITH COMPANY
-----                          ---------------------
Allan S. Levine*               Chairman of the Board
Manda J. D'Agata*              Director, Vice President and Treasurer
Nicholas Helmuth von Moltke*   Director and Senior Vice President
J. William McMahon*            Director
Donald Mullen**                Director
Michael A. Reardon             Director, President, and Chief Executive Officer
Michael S. Rotter*             Director
Laura Bryant                   Vice President and Chief Operating Officer
John Fowler*                   Vice President
Jane S. Grosso                 Vice President and Controller
Jonathan Hecht*                Vice President and Actuary
Justin MacNeil                 Vice President
Eleanor L. Kitzman***          Senior Vice President and Director of Regulatory Affairs
Michael A. Pirrello            Vice President and Chief Financial Officer
Samuel Ramos*                  Vice President and Assistant Corporate Secretary
Scott D. Silverman             Vice President, General Counsel and Corporate Secretary

Alan Akihiro Yamamura*         Vice President and Chief Risk Officer
Margot K. Wallin               Vice President and Chief Compliance Officer

ITEM 26. PERSONS UNDER COMMON CONTROL WITH REGISTRANT

                          THE GOLDMAN SACHS GROUP, INC.

                                                                          NUMBER
                                                                            OF                PARENT              PARENT
ENTITY DESCRIPTION         PURPOSE                           DOMICILE     OWNERS               NAME              OWNERSHIP
-------------------------- --------------------------------- ------------ ------ ------------------------------- ---------
GOLDMAN, SACHS & CO.       Broker/dealer engaging in         New York        2   THE GOLDMAN, SACHS & CO. L.L.C.   0.2000%
                           proprietary & agency
                           transactions in fixed
                           income, equity and currency                           THE GOLDMAN SACHS GROUP, INC.    99.8000%
                           markets; principal provider                                                           ---------
                           of the Firm's investment                                                              100.0000%
                           banking services; primary
                           dealer effective 12/74;
                           member NYSE since 1/1/27.



THE GOLDMAN, SACHS & CO.   General partner of Goldman,       Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
L.L.C.                     Sachs & Co.

THE J. ARON CORPORATION    General partner of J. Aron        Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
                           & Company and J. Aron
                           Holdings L.P.

J. ARON HOLDINGS, L.P.     General partner of J. Aron        Delaware        2   THE J. ARON CORPORATION           0.2000%
                           & Company.
                                                                                 THE GOLDMAN SACHS GROUP, INC.    99.8000%
                                                                                                                 ---------
                                                                                                                 100.0000%

THE GOLDMAN SACHS GROUP,   Firm's ultimate parent            Delaware        0                                     0.0000%
INC.                       company; leading global
                           investment banking and
                           securities firm that
                           provides a wide range of
                           services worldwide to a
                           substantial and diversified
                           client base.

EPOCH SECURITIES, INC.     An investment bank that           Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
                           uses sophisticated
                           technology to connect to
                           individual investors in the
                           United States.

SCADBURY UK LIMITED        Holding Company                   England         1   GOLDMAN SACHS GROUP             100.0000%
                                                                                 HOLDINGS (U.K.)

GS FUNDING EUROPE LIMITED  Established as part of an         United          1   GS FINANCIAL SERVICES II, LLC   100.0000%
                           SSG Structured Investing          Kingdom
                           Group transaction.

AMAGANSETT II ASSETS       Established as part of an         Cayman          1   GS FUNDING EUROPE LIMITED       100.0000%
LIMITED                    SSG Structured Investing          Islands
                           Group transaction.

SCADBURY FUNDING LIMITED   This entity was set up as         Cayman          1   SCADBURY UK LIMITED             100.0000%
                           part of an AMSSG Structured       Islands
                           Investing Group transaction

AMAGANSETT FUNDING LIMITED Established as part of an         Cayman          1   GS FUNDING EUROPE LIMITED       100.0000%
                           SSG Structured Investing          Islands
                           Group transaction.

AMAGANSETT ASSETS          This entity was set up as         England         2   GS FUNDING EUROPE LIMITED        99.0000%
                           part of an AMSSG Structured
                           Investing Group transaction                           AMAGANSETT FUNDING LIMITED        1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

SCADBURY II ASSETS LIMITED This entity was set up as         Cayman          1   SCADBURY UK LIMITED             100.0000%
                           part of an AMSSG Structured       Islands
                           Investing Group transaction

GSFS PRINCIPAL STRATEGIES  part of the Killingholme          Cayman          1   GS FINANCIAL SERVICES L.P.      100.0000%
                           restructure in the AmSSG          Islands             (DEL)
                           business

GSTM LLC                   capital management                Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%

GS SERVICIOS FINANCIEROS   Trade certain products (OTC       Mexico          2   GOLDMAN SACHS GROUP Y             0.0020%
DE MEXICO                  derivatives and Lending                               COMPANIA, S. DE R.L. DE C.V.
                           respectively) with local
                           Mexican clients that are
                           prohibited from trading                               GS FINANCIAL SERVICES L.P.       99.9980%
                           with foreign                                          (DEL)
                           counterparties. (E.g. local                                                           ---------
                           govt bodies etc).                                                                     100.0000%



INDEPENDENCE POWER         Retail marketer licensed to       Delaware        1   J. ARON & COMPANY               100.0000%
MARKETING, LLC             sell power in the state of
                           Maine.

GSTP LLC                   Aircraft ownership and            Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
                           leasing

GOLDMAN SACHS FINANCIAL    OTC derivatives dealer            Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
MARKETS L.L.C.             (also commonly known as BD
                           Lite).  It currently
                           engages in OTC options on
                           the S&P 500 Index.

GSJC 50 HUDSON URBAN       Lessee and construction           New Jersey      1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
RENEWAL L.L.C.             agent for construction
                           project in Jersey City.

GSJC LAND L.L.C.           Land owner for construction       Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
                           project in Jersey City.

GSJC 30 HUDSON URBAN       Lessee and construction           New Jersey      1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
RENEWAL L.L.C.             agent for construction
                           project in Jersey City.

GSJC MASTER LESSEE L.L.C.  Jersey City Property              Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%

MLK DRIVE URBAN RENEWAL    Lessee and construction           New Jersey      1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
L.L.C.                     agent for construction
                           project in Jersey City.

PH PIER MANAGEMENT LLC     Purchasing, investing in,         Delaware        1   GSJC LAND L.L.C.                100.0000%
                           financing, selling, leasing
                           and otherwise dealing with
                           direct and indirect
                           interests in real estate
                           assets (including mortgage
                           loans) and in companies or
                           entities owning, leasing
                           and otherwise operating and
                           maintaining such asset

REP ELD GEN-PAR, L.L.C.    To serve as General Partner       Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
                           of REP ELD Real Estate, L.P.

CALAIS LNG PROJECT         To hold physical                  Delaware        1   GS POWER HOLDINGS LLC           100.0000%
COMPANY, LLC               commodities development
                           project.

ARCHON GROUP, L.P.         Real estate property/asset        Delaware        2   THE GOLDMAN SACHS GROUP, INC.    99.0000%
                           manager
                                                                                 ARCHON GEN-PAR, INC.              1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

ARCHON GEN-PAR, INC.       1% general partner of             Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
                           Archon Group, L.P.

ARCHON GROUP ITALIA,       Provides consulting               Italy           1   ARCHON INTERNATIONAL, INC.      100.0000%
S.R.L.                     services relating to
                           assignment, acquisition,
                           evaluation and management
                           of immovable assets and/or
                           assignment & management of
                           credits.

ARCHON INTERNATIONAL, INC. Holding company for Archon        Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
                           Italy and Archon Germany

ARCHON GROUP DEUTSCHLAND   Consultancy on economic and       Germany         1   ARCHON INTERNATIONAL, INC.      100.0000%
GmbH                       technical aspects of
                           investment in real estate.
                           Set up to support Archon's
                           activities in Germany.

GOLDMAN SACHS COMMERCIAL   To invest / orignate              Delaware        2   GOLDMAN SACHS COMMERCIAL          1.0000%
MORTGAGE CAPITAL, L.P.     commercial mortgagesTo                                MORTGAGE CAPITAL, LLC
                           invest / orignate
                           commercial mortgages                                  GOLDMAN SACHS BANK USA           99.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GOLDMAN SACHS COMMERCIAL   general partner of Goldman        Delaware        1   GOLDMAN SACHS BANK USA          100.0000%
MORTGAGE CAPITAL, LLC      Sachs Commerical Mortgage
                           Capital, L.P.

SPF ONE IL, LLC            Serve as intermediate             Delaware        1   MTGLQ INVESTORS, L.P.           100.0000%
                           (intercompany) lender to
                           GS&Co as part of
                           non-recourse financing
                           transaction.  Strategic
                           capital planning entity.

GS&CO ZURICH REPR. OFFICE  Provides sales & mkting for       New York        1   GOLDMAN, SACHS & CO.            100.0000%
                           the equity mkt

SAVOY ASSOCIATES, LLC      Entity is a condominium           Delaware        1   REP SVY REALTY HOLDINGS, L.L.C. 100.0000%
                           developer that is engaged
                           in the business of selling
                           its developed properties.

GOLDMAN SACHS (FRANCE)     1% owner of Goldman Sachs         Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
FINANCE, L.L.C.            Overseas Finance, L.P.;
                           formerly owned 2 Hong Kong
                           companies which have since
                           been liquidated.
                           Non-regulated holding
                           company.

AVELO MORTGAGE, L.L.C.     Mortgage Lending and              Delaware        1   ARCHON GROUP, L.P.              100.0000%
                           Servicing Company
                           (single-family)

GOLDMAN SACHS (ASIA)       Broker/dealer with dealing        Delaware        1   GOLDMAN SACHS HOLDINGS          100.0000%
L.L.C.                     and underwriting business.                            (HONG KONG) LIMITED
                           Registered in HK with HK
                           Coy Registry.  Date of
                           registration in HK 22nd
                           July 1994.Licensed under
                           the HK Securities and
                           Futures Ordinance for the
                           following regulated
                           activities: Type 1 dealing
                           in secur

GS KOREAN BRANCH           Investment bank                   New York        1   GOLDMAN SACHS (ASIA) L.L.C.     100.0000%

GOLDMAN SACHS (ASIA)       Principally engaged in            Hong Kong       1   GOLDMAN SACHS HOLDINGS          100.0000%
SECURITIES LIMITED         dealing in securities adn                             (HONG KONG) LIMITED
                           listed options on behalf of
                           affiliated companies on The
                           Stock Exchange of Hong Kong
                           Limited.

GOLDMAN SACHS              Holding company for PT            Delaware        2   GOLDMAN SACHS GLOBAL              1.0000%
(ASIA PACIFIC) L.L.C.      Goldman Sachs Indonesia.                              HOLDINGS L.L.C.
                           Entity in joint operating
                           agreement with Indonesian                             GOLDMAN SACHS (CAYMAN) HOLDING   99.0000%
                           firm.  Generates investment                           COMPANY                         ---------
                           banking fee income.                                                                   100.0000%



SENNA INVESTMENTS          To invest in KAMCO I loans        Ireland         1   GS FINANCIAL SERVICES L.P.      100.0000%
(IRELAND) LIMITED          purchased from Restamove                              (DEL)
                           Ireland Limited.  (Loans
                           classified as non accrual
                           but is continuing to pay
                           interest.); to ring-fence
                           litigious ASSG KAMCO loan
                           positions from other firm
                           assets within a
                           tax-efficient legal entity

Goldman Sachs              Licensed bank in the U.K.         England         1   GOLDMAN SACHS                   100.0000%
International Ba           performs foreign currency                             INTERNATIONAL BANK
                           option and swap trading and
                           is a deposit-taking
                           institution

PEARL TECH L.L.C.          To hold partnership               Delaware        2   THE GOLDMAN SACHS GROUP, INC.     1.0000%
                           interests in a vehicle
                           which owns a Washington DC
                           office building.                                      GOLDMAN SACHS CREDIT PARTNERS    99.0000%
                                                                                 L.P.
                                                                                                                 ---------
                                                                                                                 100.0000%

GOLDMAN SACHS              Fund Administration               Nova Scotia     1   GOLDMAN SACHS                   100.0000%
ADMINISTRATION SERVICES                                                          ADMINISTRATION SERVICES
(CANADA) CO.                                                                     (CANADA) HOLDINGS LP

GOLDMAN SACHS              holding company for Goldman       Delaware        3   GOLDMAN SACHS                     1.0000%
ADMINISTRATION SERVICES    Sachs Administration                                  ADMINISTRATION SERVICES
(CANADA) HOLDINGS LP       Services (Canada) Co.                                 (CANADA) HOLDINGS LLC

                                                                                 GOLDMAN SACHS GLOBAL HOLDINGS    25.0000%
                                                                                 L.L.C.

                                                                                 GS FINANCIAL SERVICES L.P.       74.0000%
                                                                                 (DEL)
                                                                                                                 ---------
                                                                                                                 100.0000%

GOLDMAN SACHS              general partner for Goldman       Delaware        1   GS FINANCIAL SERVICES L.P.      100.0000%
ADMINISTRATION SERVICES    Sachs Administration                                  (DEL)
(CANADA) HOLDINGS LLC      Services (Canada) Holdings
                           LP

GOLDMAN SACHS (CHINA)      Formed to set up                  Delaware        2   THE GOLDMAN SACHS GROUP, INC.    99.0000%
L.L.C.                     Representative Offices in
                           Beijing and Shanghai
                           engaging in liaison                                   GOLDMAN SACHS GLOBAL HOLDINGS     1.0000%
                           activities.                                           L.L.C.
                                                                                                                 ---------
                                                                                                                 100.0000%

ARCHON CAPITAL BANK        German Bank holding a             Germany         1   ARCHON INTERNATIONAL, INC.      100.0000%
DEUTSCHLAND GMBH           portfolio of german
                           non-performing loans and a
                           restricted banking licence

GOLDMAN SACHS ASSET        Asset management1)                Korea           1   GOLDMAN SACHS ASSET             100.0000%
MANAGEMENT KOREA CO., LTD. Managing, and/or giving                               MANAGEMENT, L.P.
                           management instructions in
                           respect of the investment
                           trusts under the Indirect
                           Investment Asset Management
                           Business Act (the
                           ???AMBA???);2) Managing
                           investment companies under
                           the AMBA; 3) Distributing
                           indire

GS INVESTMENT STRATEGIES   Investment Advisory for           Canada          1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
CANADA INC.                Liberty Harbour funds

GOLDMAN SACHS CANADA INC.  International investment          Ontario         1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
                           bank and Canadian
                           broker/dealer specializing
                           in fixed income products;
                           regulated Broker/Dealer;
                           all officers of the company
                           must be registered as such
                           with the regulator.

CMLQ INVESTORS COMPANY     Hold mortgages.  To invest        Nova Scotia     2   MLQ, L.L.C.                       1.0000%
                           in and hold performing
                           Canadian loans.                                       MTGLQ INVESTORS, L.P.            99.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

A/C GP (NON-POOLING),      Act solely as the general         Delaware        2   THE GOLDMAN SACHS GROUP, INC.    10.0000%
L.L.C.                     partner of Archon Capital
                           (Non-Pooling), L.P.                                   GOLDMAN SACHS MORTGAGE COMPANY   50.0000%
                                                                                                                 ---------
                                                                                                                  60.0000%

GOLDMAN SACHS CANADA       Formerly a 1% general             Alberta         1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
FINANCE INC.               partner of Goldman Sachs
                           Canada Finance, L.P.  Now a
                           1% shareholder of Goldman
                           Sachs Canada Finance Co.
                           entity will be dissolved in
                           the near future.

GOLDMAN SACHS CANADA       Issues commercial paper in        Nova Scotia     2   THE GOLDMAN SACHS GROUP, INC.    99.0000%
FINANCE CO.                Canada and lends the
                           proceeds to regulated and                             GOLDMAN SACHS CANADA FINANCE      1.0000%
                           unregulated GS affiliates                             INC.                            ---------
                           in Canada.                                                                            100.0000%



GS MEZZCO GP, L.L.C.       To act as general partner         Delaware        1   GOLDMAN SACHS MORTGAGE          100.0000%
                           of Archon Capital, L.P.                               COMPANY
                           Provides mezzazine
                           financing.

GOLDMAN SACHS CANADA       Entity formed during 1996         Nova Scotia     2   THE GOLDMAN, SACHS & CO. L.L.C.   1.0000%
CREDIT PARTNERS CO.        to participate in the
                           Canadian Senior bank debt                             THE GOLDMAN SACHS GROUP, INC.    99.0000%
                           business; holds inventory
                           of and trades senior bank
                           debt.
                                                                                                                 ---------
                                                                                                                 100.0000%

GOLDMAN SACHS (ASIA)       Primarily engaged in              Mauritius       1   GOLDMAN SACHS HOLDINGS          100.0000%
FINANCE                    trading of currencies,                                (HONG KONG) LIMITED
                           securities and other
                           financial products.

GS MEZZCO GP, L.L.C. II    Holding company for Archon        Delaware        1   GOLDMAN SACHS MORTGAGE          100.0000%
                           Capital  Holding, LP.II.                              COMPANY

EXPRESS INVESTMENTS III    SPV for ASSG. Direct              Malaysia        1   GOLDMAN SACHS HOLDINGS          100.0000%
PRIVATE LTD.               investement in Philipppine                            (MAURITIUS) LIMITED
                           based assets (Non-interest
                           accuring).

NJLQ (IRELAND) LIMITED     ASSG entity to hold the           Ireland         1   GS FINANCIAL SERVICES L.P.      100.0000%
                           Jinro loan.Established to                             (DEL)
                           hold ASSG positions in
                           Korean assets.

JADE DRAGON (MAURITIUS)    1) SPV for holding both           Mauritius       1   TIGER STRATEGIC                 100.0000%
LIMITED                    India and PRC investments.                            INVESTMENTS LTD
                           2) Holding company for
                           venture capital companies
                           in India and PRC.

GOLDMAN SACHS (ASIA)       Holding company. Also bears       Delaware        2   GOLDMAN, SACHS & CO.             99.0000%
FINANCE HOLDINGS L.L.C.    EBC costs for employees
                           transferring to/from Gao                              GOLDMAN SACHS GLOBAL HOLDINGS     1.0000%
                           Hua entities.                                         L.L.C.
                                                                                                                 ---------
                                                                                                                 100.0000%

MUNI TIC TOC SERIES TRUST  Aggregation of multiple           United          1   GOLDMAN, SACHS & CO.            100.0000%
CONS                       trusts used in connection         States
                           with the municipal tender
                           option bond program (TIC
                           TOC).

SINGEL COOL ONE B.V.       Holding Company.  Maison          Netherlands     1   GS FINANCIAL SERVICES L.P.      100.0000%
                           (Management structure                                 (DEL)
                           GAH).  Limited partner of
                           Gestion d'Actifs Haussmann,
                           SCA.

SINGEL COOL TWO B.V.       Holding and Finance.              Netherlands     1   GS FINANCIAL SERVICES L.P.      100.0000%
                           Maison (Management                                    (DEL)
                           structure GAH).  To act as
                           general partner of Gestion
                           d'Actifs Haussmann SCA.

Archon Group France SAS    Provides real estate loan         France          2   SINGEL COOL ONE B.V.             99.9800%
                           and property asset
                           management as well as                                 SINGEL COOL TWO B.V.              0.0200%
                           underwriting services.
                                                                                                                 ---------
                                                                                                                 100.0000%

ARCHON GROUP FRANCE S.A.S  Provides real estate loan         France          2   SINGEL COOL ONE B.V.             99.9800%
                           and property asset
                           management as well as                                 SINGEL COOL TWO B.V.              0.0200%
                           underwriting services.
                                                                                                                 ---------
                                                                                                                 100.0000%

TORIIZAKA KAIHATSU TK      Holding Hotel assets in           Japan           3   THE GOLDMAN SACHS GROUP, INC.    18.5870%
                           Japan.
                                                                                 GS STRATEGIC INVESTMENTS JAPAN   23.5000%
                                                                                 LLC

                                                                                 GK TORIIZAKA KAIHATSU             5.0000%
                                                                                                                 ---------
                                                                                                                  47.0870%

GOLDMAN SACHS GLOBAL       Oil and Gas commodity             Nova Scotia     1   GOLDMAN SACHS GLOBAL            100.0000%
COMMODITIES (CANADA)       operating entity                                      COMMODITIES (CANADA)
CORPORATION                                                                      HOLDINGS, LP

GOLDMAN SACHS GLOBAL       Ownership of a newly formed       Delaware        3   GOLDMAN SACHS GLOBAL              1.0000%
COMMODITIES (CANADA)       Canadian entity which will                            COMMODITIES (CANADA)
HOLDINGS, LP               conduct the firms Canadian                            HOLDINGS LLC
                           commodities business.
                                                                                 GOLDMAN SACHS GLOBAL HOLDINGS    25.0000%
                                                                                 L.L.C.

                                                                                 GS FINANCIAL SERVICES L.P.       74.0000%
                                                                                 (DEL)                           ---------
                                                                                                                 100.0000%



GOLDMAN SACHS GLOBAL       Ownership of a newly formed       Delaware        1   GS FINANCIAL SERVICES L.P.      100.0000%
COMMODITIES (CANADA)       Canadian entity which will                            (DEL)
HOLDINGS LLC               conduct the firms Canadian
                           commodities business.

REP CHW REALTY, L.L.C.     To invest in land and land        Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
                           development.

REP ELD REAL ESTATE        To invest in land and land        Delaware        2   THE GOLDMAN SACHS GROUP, INC.    99.8000%
LIMITED PARTNERSHIP        development
                                                                                 REP ELD GEN-PAR, L.L.C.           0.2000%
                                                                                                                 ---------
                                                                                                                 100.0000%

ELBE FUNDING LIMITED       Established as part of an         Cayman          1   GOLDMAN SACHS (CAYMAN)          100.0000%
                           SSG Structured Investing          Islands             HOLDING COMPANY
                           Group transaction.

RHYS TRUST                 Established as part of an         Jersey          2   GS FINANCIAL SERVICES L.P.       95.0000%
                           SSG Structured Investing                              (DEL)
                           Group transaction.
                                                                                 GS GLOBAL MARKETS, INC.           5.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

SAPIEN LIMITED             Established as part of an         Isle of         1   RHYS TRUST                      100.0000%
                           SSG Structured Investing          Jersey
                           Group transaction.

SARGASSO LIMITED           Established as part of an         Jersey          1   SAPIEN LIMITED                  100.0000%
                           SSG Structured Investing
                           Group transaction.

GS CAPITAL PARTNERS 2000   Consolidating employee fund.      Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
EMPLOYEE FUND, L.P.

GS ASIAN VENTURE           holding company                   Delaware        3   GOLDMAN SACHS (ASIA)             25.0000%
(DELAWARE) L.L.C.                                                                FINANCE HOLDINGS L.L.C.

                                                                                 GOLDMAN SACHS GLOBAL HOLDINGS    73.0000%
                                                                                 L.L.C.

                                                                                 GS FINANCIAL SERVICES L.P.        2.0000%
                                                                                 (DEL)
                                                                                                                 ---------
                                                                                                                 100.0000%

TIGER STRATEGIC            Holding company for ASSG          Mauritius       1   GS ASIAN VENTURE                100.0000%
INVESTMENTS LTD            entities                                              (DELAWARE) L.L.C.

PANDA INVESTMENTS LTD      Holding company for ASSG          Mauritius       1   TIGER STRATEGIC                 100.0000%
                           entities                                              INVESTMENTS LTD

MLT INVESTMENTS LTD.       Holding company for ASSG          Mauritius       1   TIGER STRATEGIC                 100.0000%
                           entities                                              INVESTMENTS LTD

EUSTON ENTERPRISES LIMITED To hold ASSG investments in       Hong Kong       1   MLT INVESTMENTS LTD.            100.0000%
                           Tung Fung Development Co.

FAIRWAY ENTERPRISES        To hold ASSG investments in       Hong Kong       1   MLT INVESTMENTS LTD.            100.0000%
LIMITED                    Tung Fung Development Co.

GOLDMAN SACHS              Principally engaged in            Hong Kong       1   GOLDMAN SACHS (CAYMAN)          100.0000%
ADMINISTRATION SERVICES    providing fund                                        TRUST, LIMITED
(ASIA) LIMITED             administration services to
                           clients of affiliated
                           companies.

GOLDMAN SACHS              Broker/dealer which engages       England         2   GOLDMAN SACHS HOLDINGS (U.K.)    99.0000%
INTERNATIONAL              in proprietary and agency
                           transactions in the fixed                             GOLDMAN SACHS GROUP HOLDINGS      1.0000%
                           income, equity and currency                           (U.K.)                          ---------
                           market, provides investment                                                           100.0000%
                           banking services in Europe



GOLDMAN SACHS              Provides IBD,Asset, & PWM         United          1   GOLDMAN SACHS INTERNATIONAL     100.0000%
INTERNATIONAL,DI           services out of Dubai             Kingdom

GOLDMAN SACHS INTL         Stockholm branch is an IBD        United          1   GOLDMAN SACHS INTERNATIONAL     100.0000%
SWEDEN BRAN                office                            Kingdom

GSI, SUCURSAL EN ESPANA    branch of London, does IBD        Spain           1   GOLDMAN SACHS INTERNATIONAL     100.0000%
                           business in Spain

GOLDMAN SACHS INTL         IBD office locacted in            United          1   GOLDMAN SACHS INTERNATIONAL     100.0000%
JOHANNESBUR                Johannesburg                      Kingdom

FIRST ALLMERICA FINANCIAL  Stock insurance corporation       Massachusetts   1   COMMONWEALTH ANNUITY AND        100.0000%
LIFE INSURANCE COMPANY     transacting in the life                               LIFE INSURANCE COMPANY
                           insurance and annuity
                           businesses.

GS EQUITY MARKETS, L.P.    Established to segregate          Bermuda         2   GSEM (DEL) LLC                   99.0000%
                           trading of UK structured
                           equity products;                                      GSEM BERMUDA HOLDINGS, L.P.       1.0000%
                           non-regulated Bermuda based                                                           ---------
                           subsidiary which trades                                                               100.0000%
                           structured equity
                           products;Holds hedges to
                           derivative transactions
                           executed by Goldman outside
                           of the US.  GSEM trades
                           only with other



GOLDMAN SACHS HOLDINGS     Non-regulated tax efficient       England         1   GOLDMAN SACHS GROUP             100.0000%
(U.K.)                     holding company for U.K.                              HOLDINGS (U.K.)
                           pass-through entities

GS DIRECT PHARMA LIMITED   investment in                     Mauritius       1   GS DIRECT, L.L.C.               100.0000%
                           pharmaceutical company in
                           China

REP LKS REALTY, L.L.C.     Ownership and investment in       Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           office property known as                              INC.
                           Lakeside Atrium,  located
                           in Santa Clara, CA

GOLDMAN SACHS (MONACO)     In accordance with law no.        Monaco          1   GOLDMAN SACHS GROUP             100.0000%
S.A.M.                     1.194 of 9 July 1997 and                              HOLDINGS (U.K.)
                           Sovereign Ordinance no.
                           13.184 of 16 September
                           1997, as modified, the
                           Minister of State has
                           authorised the company to
                           carry out the following
                           activities:  transfer of
                           orders on the financial
                           markets of s

GOLDMAN SACHS EUROPE       This is the entity used for       Isle of         1   GOLDMAN SACHS INTERNATIONAL     100.0000%
LIMITED                    contracting with the firm's       Jersey
                           EMEA International Country
                           Advisers.

GOLDMAN SACHS MANAGEMENT   Set up to oversee a number        Ireland         2   THE GOLDMAN SACHS GROUP, INC.    99.0000%
(IRELAND) LIMITED          of GSAM managed Trusts
                                                                                 GOLDMAN SACHS GLOBAL HOLDINGS     1.0000%
                                                                                 L.L.C.
                                                                                                                 ---------
                                                                                                                 100.0000%

GOLDMAN SACHS ASSET        London-based provider of          England         2   GOLDMAN SACHS HOLDINGS (U.K.)    99.0000%
MANAGEMENT INTERNATIONAL   asset management and
                           investment advisory                                   GOLDMAN SACHS GROUP HOLDINGS      1.0000%
                           services, covering European                           (U.K.)
                           and other international                                                               ---------
                           asset classes.                                                                        100.0000%



GSPS INVESTMENTS LIMITED   GSPS London investment            England         1   GSPS STRATEGIES CORP.           100.0000%
                           company

THE GOLDMAN SACHS TRUST    Established as a limited          Delaware        1   THE GOLDMAN SACHS TRUST         100.0000%
COMPANY OF DELAWARE        purpose trust company.                                COMPANY, N.A.

THE GOLDMAN SACHS TRUST    To carry on the business of       Federal         1   THE GOLDMAN SACHS GROUP,        100.0000%
COMPANY, N.A.              banking limited to the                                INC.
                           exercise of full fiduciary
                           powers and the support of
                           activities incidental to
                           the exercise of these
                           powers. A creature of
                           banking law --it's a
                           national association

GOLDMAN SACHS INSURANCE    To sell life insurance            New York        1   THE GOLDMAN SACHS GROUP,        100.0000%
AGENCY, INC.               products and receive                                  INC.
                           commissions; broker in the
                           life insurance business

PEARL STREET INSURANCE     Insures specific hazards          Vermont         1   THE GOLDMAN SACHS GROUP,        100.0000%
COMPANY, INC.              and operational risks of                              INC.
                           the firm.

GOLDMAN SACHS BANK USA     OLD UTAH BANK                     Utah            1   GOLDMAN SACHS BANK USA          100.0000%

GSPS STRATEGIES CORP.      Setup to trade private            Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           equity investments.                                   INC.

MONEY PARTNERS FINANCIAL   Principal business of NEWCO       United          1   GOLDMAN SACHS GROUP             100.0000%
COMPANY LIMITED            is to act as subparticipant       Kingdom             HOLDINGS (U.K.)
                           for loans originated by
                           GSIB Milan Branch and the
                           secondary trading of such
                           loans.

GOLDMAN SACHS GLOBAL       Holds minority interests in       Delaware        2   THE GOLDMAN, SACHS & CO. L.L.C.   1.0000%
HOLDINGS L.L.C.            various subsidiaries
                                                                                 THE GOLDMAN SACHS GROUP, INC.    99.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GS COMMODITY ASSET         holding company of non-us         Cayman          1   GS ASIAN VENTURE                100.0000%
HOLDINGS (CAYMAN) LTD.     investments                       Islands             (DELAWARE) L.L.C.

FORRES INVESTMENTS LIMITED Set up as part of rthe            Cayman          1   FORRES LLC                      100.0000%
                           structured investing trade        Islands
                           that will enter into swaps
                           and purchase treasuries.

LITTON MORTGAGE SERVICING, 100 % Subsidiary of GS Bank       Utah            1   GOLDMAN SACHS BANK USA          100.0000%
LLC                        USA (0247) and 99.99% owner
                           of Litton Loan Servicing LP.

LITTON CONSUMER AND        100 % Subsidiary of GS Bank       Utah            1   GOLDMAN SACHS BANK USA          100.0000%
CORPORATE SERVICING, LLC   USA (0247) and .01% owner
                           of Litton Loan Servicing LP.

LITTON LOAN SERVICING LP   Litton Loan Servicing LP, a       Delaware        2   LITTON MORTGAGE SERVICING, LLC   99.9900%
                           Delaware limited
                           partnership, is approved to                           LITTON CONSUMER AND CORPORATE     0.0100%
                           service mortgage loans.                               SERVICING, LLC
                           The entity is licensed to
                           conduct business in
                           variuous states and subject
                           to regulation and
                           examination by various
                           agencies and certain states.
                                                                                                                 ---------
                                                                                                                 100.0000%

GOLDMAN SACHS ISRAEL LLC   Single Member Office in           Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           Israel.  For Regulatory                               INC.
                           matters contact Robert
                           Charnley  or Matthias Bock
                           in London.  Israeli
                           investment research entity.

GOLDMAN SACHS SERVICES     Non-regulated entity;             British         1   GOLDMAN, SACHS & CO.            100.0000%
LIMITED                    employer of certain London        Virgin I
                           office personnel

GS GLOBAL FUNDING (UK)     Holds a Far East structured       England         1   GOLDMAN SACHS INTERNATIONAL     100.0000%
                           finance deal.

GS NEW MARKETS FUND, LLC   UIG                               Delaware        2   THE GOLDMAN SACHS GROUP, INC.    98.0000%

                                                                                 GS NEW MARKETS FUND PNR, INC.     2.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GS NEW MARKETS FUND PNR,   UIG                               Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
INC.

GOLDMAN SACHS DIRECT       Consolidated employee fund        Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
INVESTMENT FUND 2000, L.P.

GOLDMAN SACHS (JAPAN) LTD. Holding shares in Goldman         British         1   THE GOLDMAN SACHS GROUP,        100.0000%
                           Sachs Japan Co., Ltd.             Virgin I            INC.

GOLDMAN SACHS JAPAN CO.,   Securities Broker Dealar,         Japan           1   GOLDMAN SACHS (JAPAN) LTD.      100.0000%
LTD.                       Investment bank, Money
                           Lender, Real Estate Broker,
                           Financial Ins Financial
                           Instruments business
                           registration according to
                           the enforcement of the
                           Financial Instruments and
                           Exchange Law (FIEL), the
                           amended Securities and
                           Exchange

GOLDMAN SACHS REALTY JAPAN Real Estates Business             Japan           1   MLQ INVESTORS, L.P.             100.0000%
LTD.

GOLDMAN SACHS ASSET        Registered investment             Delaware        2   THE GOLDMAN SACHS GROUP, INC.    99.0000%
MANAGEMENT, L.P.           adviser.  holding company
                           for Goldman Sachs Asset                               GOLDMAN SACHS GLOBAL HOLDINGS     1.0000%
                           amanagement Japan Limited.                            L.L.C.
                                                                                                                 ---------
                                                                                                                 100.0000%

STONE STREET PEP           To facilitate the                 Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
TECHNOLOGY FUND 2000, L.P. consolidation of the GSAM                             INC.
                           employee funds.

GOLDMAN SACHS ASSET        Investment management of          Japan           2   THE GOLDMAN SACHS GROUP, INC.     1.0000%
MANAGEMENT CO., LTD.       securities investment
                           trusts; discretionary and                             GOLDMAN SACHS ASSET MANAGEMENT,  99.0000%
                           non-discretionary                                     L.P.
                           investment advisory                                                                   ---------
                           business since 4/1/02.                                                                100.0000%
                           Established in connection
                           with obtaining a mutual
                           fund license in
                           Japan.Limited license to
                           engage in offering of
                           offshor



GOLDMAN SACHS              The Company to act as             Ireland         1   GOLDMAN SACHS IRELAND           100.0000%
ADMINISTRATION SERVICES    manager of Goldman Sachs                              HOLDINGS LIMITED
COMPANY LIMITED            Global Currency Fund -
                           Dollar Plus, Goldman Sachs
                           Global Currency Fund - Euro
                           Plus, Goldman Sachs Money
                           Market Funds, Goldman Sachs
                           Global Funds, Goldman Sachs
                           Global Multi Manager Funds,
                           Goldman Sachs Select

GOLDMAN SACHS INVESTMENTS  To hold investments on            Bermuda         1   THE GOLDMAN SACHS GROUP,        100.0000%
LTD.                       behalf of yet-to-be formed                            INC.
                           funds.

GS PENSION MANAGEMENT      GSAM-related vehicle formed       Cayman          2   THE GOLDMAN SACHS GROUP, INC.    99.0000%
COMPANY                    to serve as the general           Islands
                           partner of Progressive                                GOLDMAN SACHS (CAYMAN) HOLDING    1.0000%
                           Pension Management LP; also                           COMPANY
                           general partner of                                                                    ---------
                           Progressive Pension                                                                   100.0000%
                           Management II, LP; Nenpuku
                           is the indirect limited
                           partner of both entities



Goldman Sachs Fund         Administration and                Luxembourg      2   GOLDMAN SACHS HOLDINGS (U.K.)     1.0000%
Management S.A.            management of one or
                           several mutual investment                             GOLDMAN SACHS (UK) L.L.C.        99.0000%
                           funds or investment                                                                   ---------
                           companies organised under                                                             100.0000%
                           the laws of Luxembourg.
                           Management company for
                           German Bond Fund.



GOLDMAN SACHS JAPAN        Following services in             Japan           1   GOLDMAN SACHS (JAPAN) LTD.      100.0000%
HOLDINGS, LTD.             response to requests by The
                           Goldman Sachs Group,
                           Inc.???s subsidiaries in
                           Japan and across Asia. 1.
                           Leasing and sub leasing of
                           real estate2.  General
                           Administration services
                           including facility
                           management, real estate and
                           other lea

PALMWOOD CO., LTD.         Holding loans transferred         Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
                           from PIAJ, and assets                                 LTD.
                           purchased from Hyogin
                           Factor.

GOLDMAN SACHS CREDIT       Purchasing Loans.                 Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
PARTNERS (JAPAN), LTD.                                                                             LTD.

GS STRATEGIC INVESTMENTS   Invest in TK arrangements         Delaware        1   GS FINANCIAL SERVICES L.P.      100.0000%
JAPAN LLC                  in Japan                                              (DEL)

JUPITER INVESTMENT CO.,    ASSG Equity Position. Holds       Japan           2   AR HOLDINGS GK                    0.0006%
LTD.                       equities for investment.
                                                                                 MLQ INVESTORS, L.P.              99.9994%
                                                                                                                 ---------
                                                                                                                 100.0000%

CITRINE INVESTMENT TK      Holds a hotel in Osaka,           Japan           3   THE GOLDMAN SACHS GROUP, INC.    18.9780%
                           Japan.
                                                                                 GS STRATEGIC INVESTMENTS JAPAN   24.1000%
                                                                                 LLC

                                                                                 CITRINE INVESTMENT CO., LTD.      5.0000%
                                                                                                                 ---------
                                                                                                                  48.0780%

MERCER INVESTMENTS IV      SPV for REPIA and ASSG.           Malaysia        2   THE GOLDMAN SACHS GROUP, INC.    14.7805%
PRIVATE LTD.               Equity Investment in PRC
                           Investment SPC.                                       GOLDMAN SACHS HOLDINGS           85.2195%
                                                                                 (MAURITIUS) LIMITED
                                                                                                                 ---------
                                                                                                                 100.0000%

EXPRESS SECURITIZATION     Invest in Cho Hung bank           Korea           1   BEST INVESTMENTS                100.0000%
SPECIALTY L.L.C.           deal.                                                 (DELAWARE) L.L.C.

R and G CO., LTD.          Invests in non-performing         Japan           2   GOLDMAN SACHS REALTY JAPAN LTD.  98.3333%
                           loans.
                                                                                 JLQ LLC                           1.6667%
                                                                                                                 ---------
                                                                                                                 100.0000%

MERCER INVESTMENTS V       SPV for ASSG.  Equity             Malaysia        1   GOLDMAN SACHS HOLDINGS          100.0000%
PRIVATE LTD.               investments in Beijing                                (MAURITIUS) LIMITED
                           Goldman Sachs Consulting
                           Co., Ltd (formerly Shang Er
                           Kang) (PRC On-shore
                           Consulting/Servicing
                           Company).

EXPRESS II SECURITIZATION  Invest in Cho Hung bank           Korea           1   BEST INVESTMENTS                100.0000%
SPECIALTY L.L.C.           deal.                                                 (DELAWARE) L.L.C.

GAC PERSONAL CO., LTD.     Purchasing loans from RCC         Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
                           (Hyogin loan). Owns loans                             LTD.
                           and equity in subsidiary
                           (Owns Hyogo Wide Service,
                           Midori Data and Wakaba
                           Hoken Daiko).

PHOENIX OXNARD LLC         Created for transaction in        Delaware        1   MLQ INVESTORS, L.P.             100.0000%
                           Japan

GOLDMAN SACHS JBWERE       Regulated by the Australian       Australia       2   THE GOLDMAN SACHS GROUP, INC.   100.0000%
FINANCIAL MARKETS PTY LTD  Securities and Investments
                           Commission and transacts                              J. ARON & COMPANY                 0.0000%
                           FICC business in Australia                                                            ---------
                           and New Zealand.                                                                      100.0000%
                           Essentially, the company
                           transacts with Australian
                           and New Zealand clients and
                           enters into back to back
                           trades with J Aron NY or a



ARCHON HOSPITALITY K.K.    Management of Hotels              Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
                                                                                 LTD.

LEAF GREEN CO., LTD.       Purchasing loans (RCC-MTB)        Japan           2   GOLDMAN SACHS (ASIA) FINANCE      0.0000%

                                                                                 GOLDMAN SACHS REALTY JAPAN LTD. 100.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

LINDEN WOOD, LTD.          Purchasing unsecured loans        Cayman          1   MLQ INVESTORS, L.P.             100.0000%
                           jointly with Nochu                Islands

SOLAR WIND LTD.            Purchasing loans from SMBC        Cayman          1   MLQ INVESTORS, L.P.             100.0000%
                                                             Islands

GOLDMAN SACHS MITSUI       AAA rated company                 Delaware        2   GSMMDPGP, INC.                    1.0000%
MARINE DERIVATIVE          established to provide
PRODUCTS, L.P.             credit rating enhancement                             GOLDMAN SACHS HOLDINGS           49.0000%
                           to derivative product                                 (NETHERLANDS) B.V.
                           trading.  All trades to                                                               ---------
                           third parties are back to                                                              50.0000%
                           back with affiliates.



AZABU CAPITAL HOLDING CO., Holding Teibow.                   Japan           1   JUPITER INVESTMENT CO., LTD.    100.0000%
LTD.

NIHON HOTEL INVESTMENT TK  To hold hotels in Japan.          Japan           3   THE GOLDMAN SACHS GROUP, INC.    39.4734%

                                                                                 GS STRATEGIC INVESTMENTS JAPAN   50.1269%
                                                                                 LLC

                                                                                 NIHON HOTEL INVESTMENT CO.,      10.3998%
                                                                                 LTD.
                                                                                                                 ---------
                                                                                                                 100.0000%

NEPHRITE EQUITY CO., LTD.  Flagged for SMAP2 dealTK          Japan           1   GOLDMAN SACHS REALTY JAPAN LTD. 100.0000%
                           investor of Amethyst Realty
                           Co., Ltd.

AMETHYST REALTY TK         To hold real estate in Japan      Japan           2   NEPHRITE EQUITY CO., LTD.        85.0000%
                                                                                 AMETHYST REALTY CO., LTD.         5.0000%
                                                                                                                 ---------
                                                                                                                  90.0000%

OMACHI ONSEN KAIHATSU CO., Flagged for Onsen deal.           Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
LTD.                                                                             LTD.

TG FUND TK                 To hold real estate in            Japan           2   AMETHYST REALTY TK               99.0000%
                           Japan.
                                                                                 TG FUND CO., LTD.                 1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GK SAKURAZAKA CAPITAL      Flagged for Principal             Japan           2   AR HOLDINGS GK                    1.0000%
                           Finance Deals
                                                                                 MLQ INVESTORS, L.P.              99.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

YOSHINO HOSPITALITY CO.,   Created for Ometosando deal       Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
LTD.                                                                             LTD.

REAL ESTATE CREATION FUND2 Created for Ometosando deal       Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
CO., LTD.                                                                        LTD.

NAGASAKA KAIHATSU CO.,     Created for Ometosando deal       Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
LTD.                                                                             LTD.

YOSHINO KAIHATSU CO., LTD. Created for Ometosando deal       Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
                                                                                 LTD.

STAR GATE REALTY CO., LTD. Created for Ometosando deal       Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
                                                                                 LTD.

REC INVESTMENTS2 CO., LTD. Created for Ometosando deal       Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
                                                                                 LTD.

PIA HOLDINGS CAYMAN        Holding Shares.                   Cayman          1   MLQ INVESTORS, L.P.             100.0000%
                                                             Islands

GS PIA HOLDINGS GK         Flagged for PIA deals             Japan           2   PIA HOLDINGS CAYMAN               0.4526%

                                                                                 MLQ INVESTORS, L.P.              99.5475%
                                                                                                                 ---------
                                                                                                                 100.0000%

GS FINANCIAL SERVICES II,  Entity set up as part of an       Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
LLC                        AMSSG structured                                      INC.
                           transaction.  To act as a
                           parent company to AFCO 4
                           and the Amagansett chain of
                           companies.

GSMMDPGP, INC.             General partner of Goldman        Delaware        1   GOLDMAN SACHS BANK USA          100.0000%
                           Sachs Mitsui Marine
                           Derivative Products, L.P.

GOLDMAN SACHS GESTION      To manage Spanish SICAVs,         Spain           1   GOLDMAN SACHS                   100.0000%
S.G.I.I.C. S.A.            discretionary portfolios,                             (NETHERLANDS) B.V.
                           provide advisory services
                           and distribute funds.

WILLIAM STREET LLC         William Street LLC will           Utah            1   GOLDMAN SACHS BANK USA          100.0000%
                           offer credit commitments
                           and extensions of credit to
                           investment-grade corporate
                           clients.  These facilities
                           are predominantly
                           commercial paper
                           facilities, term loans or
                           revolving credit facilities
                           that are intended to
                           provide back-u

GSPS ASIA LIMITED          SPV for GSPS business in          Mauritius       1   GS ASIAN VENTURE                100.0000%
                           Asia                                                  (DELAWARE) L.L.C.

GSPS DAI VIET LTD.         SPV to hold 1 GSPS's              Mauritius       1   GSPS ASIA LIMITED               100.0000%
                           investment in Vietnam.

GSPS LOTUS LIMITED         Not commenced business            Mauritius       1   GSPS ASIA LIMITED               100.0000%

BLUE LOTUS LIMITED         Korea Principal Finance           Ireland         1   GS ASIAN VENTURE                100.0000%
                           business for the Asia GSPS                            (DELAWARE) L.L.C.
                           desk

GOLDMAN SACHS HOLDINGS     To own the GS limited             Netherlands     1   GOLDMAN SACHS BANK USA          100.0000%
(NETHERLANDS) B.V.         partnership interest in
                           GSMMDP

GOLDMAN SACHS (INDIA)      Formed to hold                    Delaware        2   THE GOLDMAN SACHS GROUP, INC.    99.0000%
L.L.C.                     Representative Office in
                           India                                                 GOLDMAN SACHS GLOBAL HOLDINGS     1.0000%
                                                                                 L.L.C.
                                                                                                                 ---------
                                                                                                                 100.0000%

GS INDIA HOLDINGS          Holding company for               Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
(DELAWARE) L.L.C.          investments into India.                               INC.

GS INDIA HOLDINGS L.P.     Holding company for               Delaware        3   THE GOLDMAN SACHS GROUP, INC.    74.9900%
                           investments into India.
                                                                                 GOLDMAN SACHS GLOBAL HOLDINGS    25.0000%
                                                                                 L.L.C.

                                                                                 GS INDIA HOLDINGS (DELAWARE)      0.0100%
                                                                                 L.L.C.
                                                                                                                 ---------
                                                                                                                 100.0000%

NAM VIET LTD.              Holding company for Vietnam       Mauritius       1   GSPS ASIA LIMITED               100.0000%
                           investment.

GREEN LOTUS LIMITED        Investment holding company        Mauritius       1   GSPS ASIA LIMITED               100.0000%
                           for a PRC investment for
                           GSPS.Investment holding
                           company for a PRC
                           investment for GSPS.

VANTAGE MARKETPLACE        to establish a holding            Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
HOLDINGS, LLC              company for Vantage                                   INC.
                           Marketplace LLC

EMBARGO, LLC               To purchase portfolios of         Delaware        1   MTGLQ INVESTORS, L.P.            80.0000%
                           credit cards receivables.

REC INVESTMENTS TK         An ASSG related entity that       Japan           2   GS STRATEGIC INVESTMENTS         69.0000%
                           invests in loans.                                     JAPAN LLC

                                                                                 REC INVESTMENTS CO., LTD.         5.0000%
                                                                                                                 ---------
                                                                                                                  74.0000%

REAL ESTATE CREATION       Acquiring non performing          Japan           2   REC INVESTMENTS TK               85.0000%
FUND TK                    loans and realizing them.(
                           Resona Deal )                                         REAL ESTATE CREATION FUND CO.,    5.0000%
                                                                                 LTD.
                                                                                                                 ---------
                                                                                                                  90.0000%

MUSASHI CAYMAN CO., LTD.   Holding GK Musashi                Cayman          1   MLQ INVESTORS, L.P.             100.0000%
                                                             Islands

SHIRE II ASSETS LIMITED    Established as part of an         Cayman          1   SHIRE UK LIMITED                100.0000%
                           SSG Structured Investing          Islands
                           Group transaction.

SHIRE FUNDING LIMITED      Established as part of an         Cayman          1   SHIRE UK LIMITED                100.0000%
                           SSG Structured Investing          Islands
                           Group transaction.

SHIRE UK LIMITED           Holding Company                   England         1   GOLDMAN SACHS GROUP             100.0000%
                                                                                 HOLDINGS (U.K.)

BAY WIND TK                Real Estate business              Japan           3   THE GOLDMAN SACHS GROUP, INC.     6.5200%

                                                                                 BAY WIND REALTY FINANCE           5.0000%
                                                                                 (CAYMAN) COMPANY

                                                                                 SHIGA (DELAWARE) LLC             35.0000%
                                                                                                                 ---------
                                                                                                                  46.5200%

PRIME EQUITY CO., LTD.     Dissolved as of 14/10/2008        Japan           1   GOLDMAN SACHS REALTY JAPAN LTD. 100.0000%
                           with Hung Ke Lee as
                           liquidator, liquidation
                           completed as of 19/02/2009.

MG PARTNERS TK             Invests in real estate.           Japan           2   MG PARTNERS CO., LTD.             5.0000%

                                                                                 KIRI (DELAWARE) L.L.C.           75.0000%
                                                                                                                 ---------
                                                                                                                  80.0000%

AMAGANSETT FINANCING       Established as part of an         Cayman          1   GOLDMAN SACHS GROUP             100.0000%
LIMITED                    SSG Structured Investing          Islands             HOLDINGS (U.K.)
                           Group transaction.

GS LONGPORT INVESTMENT     Part of structured                Delaware        1   GS FINANCIAL SERVICES L.P.      100.0000%
CORPORATION                transaction with BNP                                  (DEL)
                           Paribas.

GS OCEANSIDE INVESTMENTS   Part of structured                Delaware        1   GS LONGPORT INVESTMENT          100.0000%
LLC                        transaction with BNP                                  CORPORATION
                           Paribas.

NORMANDY FUNDING CORP.     To capitalize an entity           Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
                           used to raise 750 million
                           of financing.

SOCIETA' ACQUISIZIONE E    Purchases non-performing          Italy           2   ARCHON GROUP ITALIA, S.R.L.       2.0000%
RIFINANZIAMENTO CREDITI    Italian mortgage and
SRL                        consumer loan portfolios                              MTGLQ INVESTORS, L.P.            98.0000%
                           and then securitizes them.
                                                                                                                 ---------
                                                                                                                 100.0000%

GS HULL HOLDING, INC.      Holding company for Hull          Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%

THE HULL GROUP, L.L.C.     To engage directly or             Illinois        2   THE GOLDMAN SACHS GROUP, INC.    12.3300%
                           indirectly through trading
                           partnerships or other
                           trading arrangements with                             GS HULL HOLDING, INC.            87.6700%
                           others in trading &                                                                   ---------
                           investment activities.                                                                100.0000%
                           Managing member for Hullm
                           Trading Company, L.L.C.To
                           tranfer any and all lawful
                           businesses for which
                           limited li



SLK-HULL DERIVATIVES LLC   History:  1985 Hull Trading       Delaware        1   THE HULL GROUP, L.L.C.          100.0000%
                           Company, an ILL general
                           partnership is formed; 1995
                           Hull Trading Company is
                           converted to an ILL LLC;
                           1998 A decision is made to
                           create a holding company
                           structure;
                           Broker/Dealer;SEC File No.
                           8-51552.  The SHD BDW was
                           filed on

HULL TRADING UK            To carry on business as a         England         1   THE HULL GROUP, L.L.C.          100.0000%
                           general commercial
                           company.  Proprietary
                           trading firm.
                           Re-registered as unlimited
                           on 16 August 2004

HULL TRADING ASIA LIMITED  Holding company.                  Hong Kong       1   THE GOLDMAN SACHS GROUP, INC.   100.0000%

FRANKFURTER MOBILIEN       was constituted to acquire        Isle of         1   GS FINANCIAL SERVICES L.P.      100.0000%
LIMITED                    and own German share              Jersey              (DEL)
                           purchases, leases and loans.

AKTEAS Srl                 ESSG Italian Real Estate          Italy           1   ELQ INVESTORS, LTD              100.0000%
                           trading entity and
                           controlled and managed by
                           Archon Italy

NEG (TPL) LIMITED          The principal activity of         United          1   ELQ INVESTORS, LTD              100.0000%
                           the Company is to hold an         Kingdom
                           investment in Teesside
                           Power Limited, a company
                           established to build and
                           operate a power station on
                           Teesside.

SOUTH WALES TPL            ESSG related entity               United          1   ELQ INVESTORS, LTD              100.0000%
INVESTMENTS LIMITED        established to hold an            Kingdom
                           investment in a power
                           company.

WESTERN POWER INVESTMENTS  Holding company for               England         1   ELQ INVESTORS, LTD              100.0000%
LIMITED                    Teesside Power Limited

YELLOW ACQUISITIONS LTD    Opportunities Fund SPV to         England         1   GS EUROPEAN OPPORTUNITIES       100.0000%
                           hold Yellow NPL Portfolio                             INVESTMENT FUND B.V.

GS CAPITAL FUNDING         The entity is setup as part       Cayman          1   GS CAPITAL FUNDING (UK) II      100.0000%
(CAYMAN) LIMITED           of an upcoming Structured         Islands             LIMITED
                           Investment Group (SSG)
                           transaction.

GS CAPITAL FUNDING, INC.   The entity is setup as part       Delaware        1   GS FINANCIAL SERVICES L.P.      100.0000%
                           of an upcoming Structured                             (DEL)
                           Investment Group (SSG)
                           transaction.

GS CAPITAL FUNDING         The entity is setup as part       Cayman          1   GOLDMAN SACHS GROUP             100.0000%
(CAYMAN) II LIMITED        of an upcoming Structured         Islands             HOLDINGS (U.K.)
                           Investment Group (SSG)
                           transaction.

GSFS (CAYMAN) 2002         Set up as part of a               Cayman          1   GS FINANCIAL SERVICES L.P.      100.0000%
A LIMITED                  Structured Investing Group        Islands             (DEL)
                           transaction.  The entity
                           will be capitalised by GS
                           Financial Services LP.
                           It's purpose will purely be
                           to sell a third party a put
                           option over the third
                           parties' minority interest
                           in a GS controlled Unit Trus

CONRAD P4 LTD.             SPV to purchase the CP4           England         1   ELQ INVESTORS, LTD              100.0000%
                           Porfolio of NPLs from HVB
                           (via HANSEN & SCHUCHT
                           DEBITORENMANAGEMENT GMBH)

GS CAPITAL FUNDING (UK)    Investment Company                England         1   GS CAPITAL FUNDING, INC.        100.0000%
II LIMITED

SUNE SOLAR FUND I LLC      Company founded to support        Delaware        1   GS SOLAR POWER I, LLC           100.0000%
                           the installation of solar
                           electric systems.

RUBY REALTY TK             Holds commercial buildings        Japan           3   THE GOLDMAN SACHS GROUP, INC.    39.4734%
                           in Tokyo, Japan.
                                                                                 GS STRATEGIC INVESTMENTS JAPAN   50.4388%
                                                                                 LLC

                                                                                 RUBY REALTY CO., LTD.            10.0878%
                                                                                                                 ---------
                                                                                                                 100.0000%

GK ARAKAWA HOLDING         Flagged for Yodoyabashi           Japan           1   MLQ INVESTORS, L.P.             100.0000%
                           Deal (REO). Owns real
                           estate beneficiary right.

ARAKAWA HOLDING TK         To acquire real estate            Japan           3   THE GOLDMAN SACHS GROUP, INC.    24.5000%
                           under a deal called
                           Yodoyabashi.                                          GS STRATEGIC INVESTMENTS JAPAN   25.0000%
                                                                                 LLC

                                                                                 GK ARAKAWA HOLDING                5.0000%
                                                                                                                 ---------
                                                                                                                  54.5000%

GK KAZAHANA                Flagged for Joy Park Deal.        Japan           1   GOLDMAN SACHS REALTY JAPAN LTD. 100.0000%
                           Owns beneficiary rights of
                           Joy Park Kakogawa.

ARCHON JAPAN BRANCH        To set up Archon Japan            Japan           1   GOLDMAN SACHS REALTY JAPAN LTD. 100.0000%
                           (division of GSRJL) with ots
                           own enity code. Initially
                           set up as Shell Entity 8.

GK FUNABIKI                Flagged for Onsen Deal.           Japan           1   AR HOLDINGS GK                  100.0000%
                           Owns Ryokans (Japanese
                           inns) and their employees.

GK GEKKO                   Flagged for Project Taurus.       Japan           1   JUPITER INVESTMENT CO., LTD.    100.0000%

GK SAYAMA                  Flagged for Shinjjuku             Japan           1   MLQ INVESTORS, L.P.             100.0000%
                           retail REO deal.

GK ARISUGAWA FINANCE       Flagged for PFS Deal              Japan           2   GOLDMAN SACHS REALTY JAPAN LTD.  99.0000%
                           (Project SJ). Owns Loans
                           and Warrants.                                         AR HOLDINGS GK                    1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

ARISUGAWA FINANCE TK       To Invest in Loan and             Japan           1   GK ARISUGAWA FINANCE             54.5455%
                           Preferred Shares of AP8, a
                           SPC created by Advantage
                           Partners, a well known MBO
                           fund in Japan

GK ASUKA                   Flagged for Hunet Deal.           Japan           1   AR HOLDINGS GK                  100.0000%

SHINING PARTNERS TK2       Consolidation of Japan            Japan           2   GS STRATEGIC INVESTMENTS         95.0000%
                           Entity (to hold SPL                                   JAPAN LLC
                           portfolio)
                                                                                 SHINING PARTNERS LTD.             5.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

SHINING PARTNERS LTD.      Tokyo Brach / Nishi-Azabu         Cayman          1   MLQ INVESTORS, L.P.             100.0000%
                           Annex, 20-16, Nishi-Azabu         Islands
                           3-chome, Minato-ku, Tokyo.

SLK GLOBAL MARKETS         Introduces foreign customer       England         2   SLK INDEX SPECIALISTS, LLC        0.0000%
                           trades to Spear, Leeds &
                           Kellogg, LP on a                                      GOLDMAN SACHS EXECUTION &       100.0000%
                           fully-disclosed basis.                                CLEARING, L.P.
                                                                                                                 ---------
                                                                                                                 100.0000%

SLK INDEX SPECIALISTS, LLC Acts as the AMEX specialist       New York        1   GOLDMAN SACHS EXECUTION &       100.0000%
                           in index-based derivative                             CLEARING, L.P.
                           products.  Broker Dealer;
                           SEC File No. 8-44563

SPEAR, LEEDS & KELLOGG     To act as a specialist on         New York        1   GOLDMAN SACHS EXECUTION &       100.0000%
SPECIALISTS LLC            the New York Stock                                    CLEARING, L.P.
                           Exchange; Broker Dealer;
                           SEC File No. 8-49673

SLK LLC                    The surviving entity of the       New York        1   GSTM LLC                        100.0000%
                           10/30/2000 merger between
                           SLK Acquisition LLC
                           (Goldman merger vehicle)
                           and SLK LLC.   The Goldman
                           Sachs Group, Inc. is the
                           Managing Member.  SLK
                           Acquisition Holdings, Inc.
                           is the other member.  The
                           surviving entity of the
                           10/30

GOLDMAN SACHS EXECUTION &  Broker Dealer; SEC File No.       New York        1   SLK LLC                         100.0000%
CLEARING, L.P.             8-00526;  proprietary
                           trading, customer business
                           clearing firm

KANSAI REALTY TK           ASSG entity engaged in real       Japan           2   MG PARTNERS TK                   99.0000%
                           estate activities in Japan.
                                                                                 KANSAI REALTY CO., LTD.           1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

HYOGO WIDE SERVICE CO.,    Gurantee loan purchased           Japan           1   GAC PERSONAL TK                 100.0000%
LTD.                       from RCC

MIDORI DATA CO., LTD.      Gurantee loan purchased           Japan           1   GAC PERSONAL TK                 100.0000%
                           from RCC

WAKABA HOKEN DAIKO CO.,    Gurantee loan purchased           Japan           1   GAC PERSONAL TK                 100.0000%
LTD.                       from RCC

MINAMI AOYAMA KAIHATSU     Holding Real Estate.              Japan           1   GOLDMAN SACHS REALTY JAPAN LTD. 100.0000%
CO., LTD.

GS AYCO HOLDING LLC        Parent company to The Ayco        Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
                           Company, LP, Saratoga
                           Springs, LLC, also is a
                           General Partner for the
                           Ayco Services Agency LP.

THE AYCO COMPANY,  L.P.    Provides financial                Delaware        2   GS AYCO HOLDING LLC              99.0000%
                           counseling to individuals
                           employed by corporations.                             SARATOGA SPRINGS LLC              1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

SARATOGA SPRINGS LLC       General partners for the          Delaware        1   GS AYCO HOLDING LLC             100.0000%
                           Ayco Company LP.

THE AYCO SERVICES AGENCY   Insurance Agency                  Delaware        2   GS AYCO HOLDING LLC               1.0000%
L.P.
                                                                                 THE AYCO COMPANY,  L.P.          99.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

MERCAY CORPORATION         Holding Company for two           Delaware        1   THE AYCO SERVICES AGENCY L.P.   100.0000%
                           entitis that was
                           established to provide
                           insurance services in
                           particular states.

MERCER ALLIED COMPANY L.P. Broker/Dealer.  Part of           Delaware        2   GS AYCO HOLDING LLC               1.0000%
                           Ayco acquisition.
                                                                                 THE AYCO COMPANY,  L.P.          99.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

JUST OPTIONS LLC           Just Options is a joint           Delaware        1   GOLDMAN SACHS EXECUTION &       100.0000%
                           venture between Peak 6 and                            CLEARING, L.P.
                           GSEC where we are currently
                           taking a majority share in
                           the company's net losses.
                           Accounting Policy is
                           mandating that we treat
                           this as a consolidating VIE
                           until the situation
                           changes.

GK MIYUKI                  Shelf. Purchasing Loans,          Japan           1   GOLDMAN SACHS REALTY JAPAN LTD. 100.0000%
                           Holding Real estates and
                           Securities.& #12539;Flagged
                           for Greens deal.

DOTONBORI KAIHATSU TK      To purchase Toei Dotonbori        Japan           2   NEPHRITE EQUITY CO., LTD.        94.7368%
                           (Land and movie theatre buidling)
                           in Osaka, Japan
                                                                                 GK DOTONBORI KAIHATSU             5.2632%
                                                                                                                 ---------
                                                                                                                 100.0000%

GK UNIVERSAL HOTEL         Purchasing loan; Flagged          Japan           1   AR HOLDINGS GK                  100.0000%
MANAGEMENT                 for Hotel Universal Port
                           Deal.

TK UNIVERSAL HOTEL         Management company related        Japan           3   THE GOLDMAN SACHS GROUP, INC.    18.9780%
MANAGEMENT                 to Citrine deal
                                                                                 GS STRATEGIC INVESTMENTS JAPAN
                                                                                 LLC                              24.1000%

                                                                                 GK UNIVERSAL HOTEL MANAGEMENT     5.0000%
                                                                                                                 ---------
                                                                                                                  48.0780%

GSEM (DEL) INC.            General partner for GS            Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
                           Equity Market, L.P.
                           (Bermuda).

GSEM (DEL) LLC             Holding company for GS            Delaware        1   GSEM BERMUDA HOLDINGS, L.P.     100.0000%
                           Equity Market, L.P.
                           (Bermuda).

GS PRIME HOLDINGS LLC      Acquired as part of the           Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
                           Linden Venture.

FEDERAL BOULEVARD, L.L.C.  Established to purchase a         Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
                           data center.

GS POWER HOLDINGS LLC      Holding Company                   Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%

AMERICAN GAS ROYALTY TRUST Part of the VPP Dominion          United          1   GOLDMAN, SACHS & CO.            100.0000%
                           Transaction.                      States

SITE 26 HOLDINGS INC.      Partial Owner of GS               Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
                           Headquarter LLC

GOLDMAN SACHS HEADQUARTERS Operating entity for Site 26      Delaware        2   THE GOLDMAN SACHS GROUP, INC.    99.8000%
LLC
                                                                                 SITE 26 HOLDINGS INC.             0.2000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GOLDMAN SACHS MIDDLE EAST  Established to hold private       England         1   GS MIDDLE EAST (CAYMAN) LTD     100.0000%
INVESTMENTS LIMITED        equity investments in the
                           Middle East.

GOLDMAN SACHS              Holding Company                   Delaware        2   GOLDMAN SACHS GLOBAL HOLDINGS    25.0000%
INTERNATIONAL HOLDINGS LLC                                                       L.L.C.

                                                                                 GSEM (DEL) INC.                  75.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GS BPC PARKING GARAGE, LLC To hold lease to parking          Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
                           garage adjacent to GS World
                           Headquarters and enter into
                           an agreement for the
                           management of the garage

GSEM (DEL) HOLDINGS, L.P.  As part of the GSEM L.P.          Delaware        2   GOLDMAN SACHS GLOBAL HOLDINGS    25.0000%
                           restructuring, entity is                              L.L.C.
                           being formed as part of the
                           holding company structure                             GSEM (DEL) INC.                  75.0000%
                           for GSEM L.P.                                                                         ---------
                                                                                                                 100.0000%

GSEM BERMUDA HOLDINGS,     As part of the GSEM L.P.          Bermuda         2   GOLDMAN SACHS GLOBAL HOLDINGS     1.0000%
L.P.                       restructuring, entity is                              L.L.C.
                           being formed as part of the
                           holding company structure                             GSEM (DEL) HOLDINGS, L.P.        99.0000%
                           for GSEM L.P.                                                                         ---------
                                                                                                                 100.0000%

MEP GS INVESTOR LP         Limited Partner in an             United          2   GOLDMAN SACHS GLOBAL HOLDINGS     1.0000%
                           Investment Fund                   Kingdom             L.L.C.

                                                                                 MEP GS INVESTOR (CAYCO) LIMITED  99.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GSFS INVESTMENTS III, LLC  to hold five opearting            Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%
                           leases for the SBD
                           Principal Investing desk

PINNACLE PARTNERS GP LLC   To consolidate GS Pinnacle        Delaware        1   GOLDMAN SACHS INVESTMENTS LTD.  100.0000%
                           Partners, LP

BRENTA REAL ESTATE S.R.L.  Italian Co., to purchase ,        Italy           1   ELQ INVESTORS, LTD              100.0000%
                           sell exchange , build and
                           manage properties

SOUTH WIND TK              An ASSG related entity that       Japan           4   THE GOLDMAN SACHS GROUP, INC.     8.1500%
                           holds golf courses and
                           related assets in Japan.                              GS STRATEGIC INVESTMENTS JAPAN
                                                                                 LLC                              10.0000%
                                                                                 SOUTH WIND REALTY FINANCE
                                                                                 (CAYMAN) COMPANY                  5.0000%
                                                                                 SHIGA (DELAWARE) LLC             35.0000%
                                                                                                                 ---------
                                                                                                                  58.1500%

GS CAPITAL OPPORTUNITIES   Established as part of an         Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
LLC                        SSG Structured Investing
                           Group transaction.

GS FINANCING OPPORTUNITIES Established as part of an         Delaware        1   GS CAPITAL OPPORTUNITIES LLC    100.0000%
LLC                        SSG Structured Investing
                           Group transaction.

GS FUNDING INVESTMENTS     Wholly owned direct               Cayman          1   SHIRE UK LIMITED                100.0000%
LIMITED                    subsidiary of The Goldman         Islands
                           Sachs Group, Inc. May enter
                           into certain financing
                           agreements with GS Group
                           and/or its affiliates from
                           time to time and/or may
                           invest in certain Euro
                           government securities in
                           connection with the
                           issuance of ce

TG FUND CO., LTD.          Flagged for SMAP2 (JV,            Japan           1   AMETHYST REALTY TK              100.0000%
                           Tokyu Livable)

AMETHYST REALTY CO., LTD.  Flagged for SMAP2, Owns TK        Japan           1   MLQ INVESTORS, L.P.             100.0000%
                           Investment and equity in
                           subsidiaries (Owns TG Fund
                           and TG Fund II)

EXCELLENT EQUITY CO., LTD. Flagged for REO Deal.             Japan           1   GOLDMAN SACHS REALTY JAPAN LTD. 100.0000%
                           (can't be
                           unflagged/liquidated until
                           Feb.22, 2009)

BLUE DAISY CO., LTD.       Total return SWAP w/Nochu         Japan           1   GOLDMAN SACHS REALTY JAPAN LTD. 100.0000%
                           re.Recruit shares.

DANDELION INVESTMENTS CO., Mizuho JV (TK contributor         Japan           1   GOLDMAN SACHS REALTY JAPAN LTD. 100.0000%
LTD.                       to Green Mountain One)

GREEN MOUNTAIN ONE CO.,    Flagged for Mizuho JW Deal        Japan           1   GOLDMAN SACHS REALTY JAPAN LTD. 100.0000%
LTD.                       (Investment vehicle).

GK TORIIZAKA KAIHATSU      Holding Hotel Assets in           Japan           2   GOLDMAN SACHS REALTY JAPAN LTD.   0.8333%
                           Japan.
                                                                                 MLQ INVESTORS, L.P.              99.1667%
                                                                                                                 ---------
                                                                                                                 100.0000%

FUKUOKA TOSHI KAIHATSU     Flagged for Daiwa House           Japan           1   GOLDMAN SACHS REALTY JAPAN LTD. 100.0000%
CO., LTD.                  Deal. Owns real estate
                           (hard assets).

GK TAIYO KAIHATSU          Flagged for Shibuya Udagawa       Japan           1   MLQ INVESTORS, L.P.             100.0000%
                           REO Deal

CITRINE INVESTMENT CO.,    Flagged for Universal Hotel       Japan           1   MLQ INVESTORS, L.P.             100.0000%
LTD.                       Deal. TK Investment for
                           Universal Resort TK.

GK KASHIWABARA TOSHI       Flagged for Kobe                  Japan           1   GOLDMAN SACHS REALTY JAPAN LTD. 100.0000%
KAIHATSU                   developmemt deal.Owns
                           beneficiary right of Kobe
                           Sannomiya real estate

GARDEN PLAZA CAPITAL SRL   An investment holding entity      Barbados        2   THE GOLDMAN SACHS GROUP, INC.    19.9710%
                                                                                 BAEKDU INVESTMENTS LIMITED       30.0000%
                                                                                                                 ---------
                                                                                                                  49.9710%

ZAHEER HOLDINGS            To purchase preferred             Mauritius       1   JADE DRAGON (MAURITIUS) LIMITED  98.0000%
(MAURITIUS)                equity for office
                           development carried out by
                           Vatika group in Gurgaon,
                           India

GSI Fundo Investimento     GOLDMAN SACHS INTERNATIONAL       United          1   GOLDMAN SACHS INTERNATIONAL     100.0000%
                           will own 100% of IFIF             Kingdom

PROP - GS FUNDO DE         JANY fund in Brazil used to       BRAZIL          1   J. ARON & COMPANY               100.0000%
INVESTIMENTO MULTIMERCADO  trade exotic products and
CREDITO PRIVADO -          in the near future
INVESTIMENTO NO EXTERIOR   commodities.

JEREZ FUNDO DE             GSCO fund in Brazil used to       BRAZIL          1   GOLDMAN, SACHS & CO.            100.0000%
INVESTIMENTO EM DIREITOS   trade Mortgages
CREDITORIOS NAO-
PADRONIZADOS MULTICARTEIRA

GARDA FUNDO DE             GSBR fund used to trade           BRAZIL          1   GOLDMAN SACHS do BRASIL         100.0000%
INVESTIMENTO EM DIREITOS   Mortgages                                             BANCO MULTIPLO S/A
CREDITORIOS NAO-
PADRONIZADOS MULTICARTEIRA

GOLDMAN SACHS ASSET        The company's purpose is to       BRAZIL          2   GOLDMAN SACHS GLOBAL HOLDINGS     0.0100%
MANAGEMENT BRASIL LTDA.    render asset management                               L.L.C.
                           services, acting as a
                           manager of investment funds                           GOLDMAN SACHS ASSET MANAGEMENT,
                           and securities portfolios.                            L.P.                             99.9900%
                                                                                                                 ---------
                                                                                                                 100.0000%
NIHON HOTEL INVESTMENT     Flagged for multiple hotel        Japan           1   MLQ INVESTORS, L.P.             100.0000%
CO., LTD.                  acquisition deal

MG PARTNERS CO., LTD.      Astoria dealReal estate           Japan           1   SOLAR WIND TK                   100.0000%
                           business

RUBY REALTY CO., LTD.      The TK Operator for entity        Japan           1   MLQ INVESTORS, L.P.             100.0000%
                           0462.

KANSAI REALTY CO., LTD.    Astoria deal; Holding Real        Japan           1   MG PARTNERS TK                  100.0000%
                           Estate.

KAKEGAWA HOLDINGS CO.,     Flagged for Kakegawa Hotel        Japan           1   LINDEN WOOD, LTD.               100.0000%
LTD.                       deal. (Owns beneficiary
                           right of Kakegawa Grand
                           Hotel).

SAKURAZAKA KAIHATSU CO.,   Total return swap with            Japan           1   GOLDMAN SACHS REALTY JAPAN LTD. 100.0000%
LTD.                       Aozora re. Recruit Shares

KINMIRAI CREATE CO., LTD.  Flagged for Jusco deal            Japan           1   MLQ INVESTORS, L.P.             100.0000%
                           (acquisition of JUSCO in
                           Shimotsuma, Ibaraki). Owns
                           hard RE asset (Jusco
                           Shimotsuma).

BAY WIND II LTD.           Investing in Golf Portfolio.      Cayman          1   MLQ INVESTORS, L.P.             100.0000%
                                                             Islands

MINATOMARU HOTEL HOLDINGS  Flagged for JAL Hotel             Japan           1   GOLDMAN SACHS REALTY JAPAN LTD. 100.0000%
CO., LTD.

SOUTH WIND REALTY FINANCE  Purchasing loans secured by       Cayman          1   MLQ INVESTORS, L.P.             100.0000%
(CAYMAN) COMPANY           Nitto Kogyo 30 golf courses       Islands
                           (JV w/Nochu)

ITO ONSEN MANAGEMENT CO.,  Flagged for New Onsen deal        Japan           1   GOLDMAN SACHS REALTY JAPAN LTD. 100.0000%
LTD.                       (Ebina);Management of
                           Ryokan (Japanese Hotel).

TAMATSUKURI ONSEN HOTEL    ASSG/REPIA Onsen                  Japan           1   GOLDMAN SACHS REALTY JAPAN LTD. 100.0000%
MANAGEMENT CO., LTD.       deal.Managiment of Onsen
                           ryokan( Japanese style
                           Hotel.)

ENDEAVOR PRIVATE FUND CO., Flagged for Private Equity        Japan           1   MLQ INVESTORS, L.P.             100.0000%
LTD.                       Fund Deal. Holding RE Trust
                           beneficicary Interest.

ENDEAVOR PRIVATE FUND TK   Investing in real estate.         Japan           3   THE GOLDMAN SACHS GROUP, INC.    12.1380%
                           Change from EQPU to
                           Consolidated due to                                   GS STRATEGIC INVESTMENTS JAPAN
                           purchase TK interest from                             LLC                              25.0000%
                           3rd party
                                                                                 ENDEAVOR PRIVATE FUND CO., LTD.   5.0000%
                                                                                                                 ---------
                                                                                                                  42.1380%

HORTENSIA CAYMAN           Flagged for Universal Hotel       Cayman          2   THE GOLDMAN SACHS GROUP, INC.    19.9770%
                           Deal.                             Islands
                                                                                 GS STRATEGIC INVESTMENTS JAPAN
                                                                                 LLC                              25.3684%
                                                                                                                 ---------
                                                                                                                  45.3454%

GOLDMAN SACHS do BRASIL    Brazilian bank.                   BRAZIL          2   THE GOLDMAN SACHS GROUP, INC.    99.9000%
BANCO MULTIPLO S/A
                                                                                 GOLDMAN SACHS GLOBAL HOLDINGS
                                                                                 L.L.C.                            0.1000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GOLDMAN SACHS              Representative office in          BRAZIL          2   GOLDMAN, SACHS & CO.              1.0000%
REPRESENTACOES LTDA.       Sao Paulo, Brazil
                                                                                 THE GOLDMAN SACHS GROUP, INC.    99.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GK FUJIMIZAKA              Flagged for Yamato Life           Japan           1   AR HOLDINGS GK                  100.0000%
                           Deal.

AR HOLDINGS GK             Holding equity interest.          Japan           2   AR HOLDINGS (DELAWARE) L.L.C.   100.0000%

                                                                                 MLQ INVESTORS, L.P.               0.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GK GOLDMAN SACHS SSG I     Flagged for Project Coin.         Japan           1   AR HOLDINGS GK                  100.0000%
                           Owns equity for investment.

GOLDMAN SACHS PSI JAPAN    Flagged for Project Coin.         Japan           1   MLQ INVESTORS, L.P.             100.0000%
CO., LTD.

GK JUPITER INVESTMENT III  Flagged as ASSG Equity            Japan           1   AR HOLDINGS GK                  100.0000%
                           Entity.

GK KIRISHIMA               PFS Project Neo. Holds            Japan           1   AR HOLDINGS GK                  100.0000%
                           equity for investment.

AR HOLDINGS (DELAWARE)     To hold the equity in AR          Delaware        1   MLQ INVESTORS, L.P.             100.0000%
L.L.C.                     Holdings GK which will be
                           the parent for some of our
                           future Japanese entities
                           used for ASSG/REPIA
                           acquisitions.

GK YAMAMOTO KAIUN HOLDINGS Flagged for Project               Japan           2   AR HOLDINGS (DELAWARE) L.L.C.     1.0000%
                           Tugboat.Holding Securities.
                                                                                 MLQ INVESTORS, L.P.              84.0000%
                                                                                                                 ---------
                                                                                                                  85.0000%

ASIAN SEA WAYS S.A.        Flagged for Project               Panama          1   GK YAMAMOTO KAIUN HOLDINGS      100.0000%
                           Tugboat. Owns and operates
                           ships.

YAMAMOTO REAL ESTATE CO.,  Project Tugboat.                  Japan           1   GK YAMAMOTO KAIUN HOLDINGS      100.0000%
LTD.

YAMAMOTO KAIUN CO., LTD.   Flagged for Project Tugboat.      Japan           1   GK YAMAMOTO KAIUN HOLDINGS      100.0000%

EMERALD MARINE S.A.        Vessel Holding Company            Panama          1   GK YAMAMOTO KAIUN HOLDINGS      100.0000%

MAY FLOWER MARITIME S.A.   Vessel Holding Company            Panama          1   GK YAMAMOTO KAIUN HOLDINGS      100.0000%

OCEAN BLUELINE S.A.        Vessel Holding Company            Panama          1   GK YAMAMOTO KAIUN HOLDINGS      100.0000%

GOLDMAN SACHS GROUP Y      Provide assets and services       Mexico          2   THE GOLDMAN SACHS GROUP,         99.0000%
COMPANIA, S. DE R.L. DE    to Goldman Sachs Mexico                               INC.
C.V.                       Casa de Bolsa, S.A. de
                           C.V.  in Mexico City, or                              GOLDMAN SACHS GLOBAL HOLDINGS
                           others as deemed                                      L.L.C.                            1.0000%
                           appropriate.                                                                          ---------
                                                                                                                 100.0000%

GOLDMAN SACHS MEXICO CASA  Mexican Broker-Dealer;            Mexico          2   THE GOLDMAN SACHS GROUP, INC.    99.9900%
DE BOLSA, S.A. DE C.V.     Group Inc. owns 43,995,599
                           shares; Global Holdings                               GOLDMAN SACHS GLOBAL HOLDINGS
                           owns 4,400 shares; as of                              L.L.C.                            0.0100%
                           10/30/01 no longer Approved                                                           ---------
                           Person and will not                                                                   100.0000%
                           actively engage in the
                           securities or advisory
                           business

RUBIN LINE LIMITED         Vessel Holding Company            Liberia         1   GK YAMAMOTO KAIUN HOLDINGS      100.0000%

YAMAMOTO MARITIME, S.A.    Vessel Holding Company            Panama          1   GK YAMAMOTO KAIUN HOLDINGS      100.0000%

GOLDMAN SACHS ARGENTINA    Representitive Office in          Delaware        2   THE GOLDMAN SACHS GROUP, INC.    99.0000%
L.L.C.                     Buenos Aires
                                                                                 GOLDMAN SACHS GLOBAL HOLDINGS
                                                                                 L.L.C.                            1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GS ARGENTINA LLC-BUENOS    Rep office that handles           Argentina       1   GOLDMAN SACHS ARGENTINA L.L.C.  100.0000%
AIRES                      investment banking
                           activities

GOLDMAN SACHS HEDGE FUND   An investment adviser.            Delaware        2   THE GOLDMAN SACHS GROUP, INC.    99.0000%
STRATEGIES LLC
                                                                                 GOLDMAN SACHS ASSET MANAGEMENT,
                                                                                 L.P.                              1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GOLDMAN SACHS LIQUID       To facilitate the                 Delaware        1   THE GOLDMAN SACHS GROUP, INC.   100.0000%
TRADING OPPORTUNITIES      consolidation of teh GSAM
FUND, LLC                  fund Seed Investments

GSAM INDIA HOLDINGS        Holding company for an            Mauritius       1   GOLDMAN SACHS ASSET             100.0000%
LIMITED                    asset management company                              MANAGEMENT, L.P.
                           and trustee company in India

GOLDMAN SACHS              Investment banking                Netherlands     1   THE GOLDMAN SACHS GROUP,        100.0000%
(NETHERLANDS) B.V.         activities; fixed income                              INC.
                           trader.  Executes, clears
                           and carries all types of
                           futures transactions on the
                           MATIF for affiliated
                           entities.

GS A320 LLC                Established as part of a          Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%
                           Private Finance Group
                           Leasing Transaction.

GS RJX LEASING LLC         Established as part of a          Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%
                           Private Finance Group
                           Leasing Transaction.

GOLDMAN SACHS (UK) L.L.C.  Non-regulated holding             Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           company for Goldman Sachs                             INC.
                           Overseas Limited;
                           established to achieve tax
                           efficiencies within UK
                           group.

FLEET TRADE & TRANSPORT    Oil shipping and                  England         1   GOLDMAN SACHS GROUP             100.0000%
LIMITED                    transporting; non-regulated                           HOLDINGS (U.K.)
                           London based petroleum
                           shipping entity;

FLEET TRADE & TRANSPORT    Non-regulated petroleum           Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
(U.S.A.) LTD.              shipping entity.                                      INC.

GOLDMAN SACHS GROUP        Holding company.                  England         1   GOLDMAN SACHS (UK) L.L.C.       100.0000%
HOLDINGS (U.K.)

GOLDMAN SACHS BANK USA     To exercise the powers            New York        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           conferred by Section 100 of                           INC.
                           the New York Banking Law.

GOLDMAN SACHS (CAYMAN)     Trust company; acts as            Cayman          2   GOLDMAN SACHS GLOBAL              1.0000%
TRUST, LIMITED             offshore trust administrator      Islands             HOLDINGS L.L.C.
                                                                                 GOLDMAN SACHS (CAYMAN) HOLDING
                                                                                 COMPANY                          99.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

ROTHESAY LIFE LIMITED      FSA-regulated Insurance           England         1   ROTHESAY LIFE (CAYMAN)          100.0000%
                           Company                                               LIMITED

ROTHESAY PENSIONS          Employer Sponsor Company          United          1   THE GOLDMAN SACHS GROUP,        100.0000%
MANAGEMENT LIMITED         for Defined Benefit Pension       Kingdom             INC.
                           Plan

GOLDMAN SACHS              Licensed bank in the U.K.         England         1   GOLDMAN SACHS GROUP             100.0000%
INTERNATIONAL BANK         performs foreign currency                             HOLDINGS (U.K.)
                           option and swap trading and
                           is a deposit-taking
                           institution

GSLM HOLDINGS, LLC         To act as parent of               Delaware        1   GOLDMAN SACHS                   100.0000%
                           Unlimited Liability UK                                INTERNATIONAL HOLDINGS LLC
                           entity

GSLM HOLDINGS II, LLC      To act as parent of               Delaware        1   GOLDMAN SACHS                   100.0000%
                           Unlimited Liability UK                                INTERNATIONAL HOLDINGS LLC
                           entity

GOLDMAN SACHS PROPERTY     Non-regulated UK based            England         1   THE GOLDMAN SACHS GROUP,        100.0000%
MANAGEMENT                 entity which holds the                                INC.
                           leasehold improvements for
                           Peterborough Court and
                           incurs all expenses for
                           operating the building.

GS MUNICIPAL PRODUCTS      Holds sponsor certificates        Delaware        2   GOLDMAN, SACHS & CO.              1.0000%
L.L.C.                     issued in tender option
                           programs.                                             THE GOLDMAN SACHS GROUP, INC.    99.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

CER HOLDINGS LP            holding entity for CER            Cayman          2   GSEM (DEL) HOLDINGS, L.P.        99.0000%
                           Investments 1 and all             Islands
                           further special purpose
                           vehicles which are
                           incorporated for the
                           business purpose of holding                           CER HOLDINGS GP                   1.0000%
                           CERs                                                                                  ---------
                                                                                                                 100.0000%

CER INVESTMENTS 1          special purpose vehicle to        Cayman          1   CER HOLDINGS LP                 100.0000%
                           hold carbon emission              Islands
                           reduction units (CERs)

GSPS (DEL) L.P.            holding entity for GSPS           Delaware        2   GSPS STRATEGIES CORP.            75.0000%
                           Bermuda Corporation
                                                                                 GOLDMAN SACHS GLOBAL HOLDINGS
                                                                                 L.L.C.                           25.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

CER HOLDINGS GP            general partner to CER            Cayman          1   GOLDMAN SACHS GLOBAL            100.0000%
                           Holdings LP                       Islands             HOLDINGS L.L.C.

ROTHESAY LIFE (CAYMAN)     Insurance holding company         Cayman          1   ROTHESAY LIFE, L.L.C.           100.0000%
LIMITED                    for UK insurance business         Islands

ROTHESAY LIFE, L.L.C.      to hold stock in cayman           Delaware        2   THE GOLDMAN SACHS GROUP,         75.0000%
                           company                                               INC.
                                                                                 GOLDMAN SACHS GLOBAL HOLDINGS
                                                                                 L.L.C.                           25.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

MONEY PARTNERS HOLDINGS    UK residential mortgage           United          1   GOLDMAN SACHS GROUP             100.0000%
LIMITED                    loan originator.                  Kingdom             HOLDINGS (U.K.)

GOLDMAN SACHS OVERSEAS     Non-regulated Paris based         Delaware        2   THE GOLDMAN SACHS GROUP,         99.0000%
FINANCE, L.P.              entity formed to issue a                              INC.
                           $1.5 billion French France
                           Note; finance Company;                                GOLDMAN SACHS (FRANCE) FINANCE,
                                                                                 L.L.C.                            1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

EXCELLENT EQUITY TK        Kamata kosan                      Japan           3   THE GOLDMAN SACHS GROUP,         19.5650%
                           (Residential); Excellent to                           INC.
                           purchase 2 retail store
                           buildings , 1 hotel plus                              GS STRATEGIC INVESTMENTS JAPAN
                           parking area ( land), 1                               LLC                              25.0000%
                           residential and 5 lands.
                                                                                 EXCELLENT EQUITY CO., LTD.        5.0000%
                                                                                                                 ---------
                                                                                                                  49.5650%

ELQ INVESTORS, LTD         "Holding" company for             England         1   MTGLQ INVESTORS, L.P.           100.0000%
                           distressed debt investments

PERCIER FINANCE SAS        Investment company.               France          1   ELQ INVESTORS, LTD               90.0000%

Fleet Properties, Compra e Property company                  Portugal        2   ELQ INVESTORS, LTD               99.0000%
Venda de Im??veis, Lda     incorporated in Portugual
                           for the purpose of                                    MTGLQ INVESTORS, L.P.             1.0000%
                           participating in the public                                                           ---------
                           auctions of properties held                                                           100.0000%
                           as collateral for the NPL
                           portfolios held by PMF-2,
                           Ltd


MONT BLANC ACQUISITIONS    Total Return Swap                 England         1   ELQ INVESTORS, LTD              100.0000%
LTD                        counterparty for the Mont
                           Blanc NPL Portfolio

MATTERHORN ACQUISITIONS    SPV incorporated for the          England         1   GS EUROPEAN OPPORTUNITIES       100.0000%
LTD.                       acquisition of a portfolio                            INVESTMENT FUND B.V.
                           of NPLs from Delmora Bank
                           in Germany

MB ACQUISITIONS B.V.       Joint venture company for         Netherlands     1   ELQ INVESTORS, LTD               50.0000%
                           the Mont Blanc
                           non-performing loan
                           portfolio

GOLDMAN SACHS CREDIT       Established to hold a             England         1   ELQ INVESTORS, LTD              100.0000%
PARTNERS (EUROPE) LTD      portfolio of investments.

GOLDMAN SACHS POWER L.L.C. DULLES HOLDING CORP. was          Delaware        2   J. ARON HOLDINGS, L.P.           99.0000%
                           former name. Established to
                           serve as the exclusive                                J. ARON & COMPANY                 1.0000%
                           advisor to Constellation                                                              ---------
                           Power Source Inc. for power                                                           100.0000%
                           trading and risk management.


ALKAS REALTY PRIVATE       The entity is a SPC which         Singapore       2   THE GOLDMAN SACHS GROUP,         19.5650%
LIMITED                    will purchase DBS tower as                            INC.
                           a rental property in
                           Singapore.                                            BAEKDU INVESTMENTS LIMITED       30.0000%
                                                                                                                 ---------
                                                                                                                  49.5650%

EXCHANGE REALTY SRL        Investment holding company        Barbados        2   THE GOLDMAN SACHS GROUP,         19.5650%
                           formed for the purpose of                             INC.
                           investing in real estate in
                           China                                                 BAEKDU INVESTMENTS LIMITED       30.0000%
                                                                                                                 ---------
                                                                                                                  49.5650%

CASE G, LLC                Purchase retail installment       Delaware        1   MTGLQ INVESTORS, L.P.           100.0000%
                           contracts (RICs) and Auto
                           Loans from Banks, Thrifts,
                           Credit Unions, Independent
                           Finance Companies and other
                           Specialty Finance Dealer
                           Related Company. Purchase
                           loans and get leverage or
                           securitize after a couple
                           of years (couldP

GSFS INVESTMENTS IV, LLC   To hold two operating             Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%
                           leases on mining equipment.

GOLDMAN SACHS FUTURES      Principally engaged in            Hong Kong       1   GOLDMAN SACHS HOLDINGS          100.0000%
(ASIA) LIMITED             dealing in futures                                    (HONG KONG) LIMITED
                           contracts on behalf of
                           affiliated companies on the
                           Hong Kong Futures Exchange
                           Limited ("HKFE").

TRIUMPH INVESTMENTS        Primarily established to          Ireland         1   BEST II INVESTMENTS             100.0000%
(IRELAND) LIMITED          hold ASSG positions in                                (DELAWARE) L.L.C.
                           Korean assets.

GS 767 LEASING LLC         Established as part of an         Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%
                           SSG Structured Investing
                           Group transaction.

BLOSSOM HOLDING III BV     GS European Opportunities         Netherlands     1   GS EUROPEAN OPPORTUNITIES       100.0000%
                           Fund BV subsidary for Ihr                             INVESTMENT FUND B.V.
                           Platz Investment

REP FSB REAL ESTATE,       REPIA entity.                     Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
L.L.C.                                                                           INC.

GS LPII PHASE I REALTY,    REPIA entity.                     Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
LLC                                                                              INC.

MARS EQUITY CO., LTD.      Purchasing Loans, Holding         Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
                           Real estates and                                      LTD.
                           Securities.

OOO GOLDMAN SACHS          This entity was set up as         Russia          1   GS RBD HOLDINGS, L.P.           100.0000%
                           part of an AMSSG Structured
                           Investing Group transaction

GCN CE HOLDINGS            The entity will own several       Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
CORPORATION                micro-ticket machine leases                           INC.
                           throughout the US and
                           Canada.

OOO GOLDMAN SACHS BANK     Trade FX and interest rate        Russia          1   THE GOLDMAN SACHS GROUP,        100.0000%
                           products.                                             INC.

J. ARON & COMPANY          Dealer in petroleum, metals       New York        2   THE J. ARON CORPORATION           0.2000%
                           (precious and base), grain
                           and coffee/cocoa in the                               J. ARON HOLDINGS, L.P.           99.8000%
                           spot and forward markets                                                              ---------
                           and foreign currency                                                                  100.0000%
                           options and maintains seats
                           on various exchanges;
                           Commodities dealer


J. ARON & COMPANY          The principal activity of         Singapore       1   GOLDMAN SACHS FOREIGN           100.0000%
(SINGAPORE) PTE.           the Company is to trade in                            EXCHANGE (SINGAPORE) PTE.
                           physical oil and oil
                           related derivative
                           contracts including
                           forwards, swaps, options
                           and futures.

GOLDMAN SACHS (SINGAPORE)  Holder of a Capital Markets       Singapore       1   GOLDMAN SACHS FOREIGN           100.0000%
PTE.                       Services Licence to advise                            EXCHANGE (SINGAPORE) PTE.
                           on corporate finance, deal
                           in securities, leveraged
                           foreign exchange trading
                           and fund management.

GOLDMAN SACHS FOREIGN      Non-regulated entity which        Singapore       1   GOLDMAN SACHS HOLDINGS          100.0000%
EXCHANGE (SINGAPORE) PTE.  is a holding company and                              (HONG KONG) LIMITED
                           deals in foreign exchange
                           and derivative contracts

GOLDMAN SACHS FUTURES PTE  Clearing of futures and           Singapore       1   GOLDMAN SACHS FOREIGN           100.0000%
LTD                        options contracts                                     EXCHANGE (SINGAPORE) PTE.

RAINBOW PLAZA CAPITAL SRL  Holds a residential               Barbados        2   THE GOLDMAN SACHS GROUP,         19.5650%
                           building in Shanghai, China.                          INC.

                                                                                 BAEKDU INVESTMENTS LIMITED       30.0000%
                                                                                                                 ---------
                                                                                                                  49.5650%

GOLDMAN SACHS LONGEVITY    UK Proprietary trading            England         2   GSLM HOLDINGS, LLC               99.0000%
MARKETS (U.K.)             entity for the Longevity
                           Markets Group                                         GSLM HOLDINGS II, LLC             1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

J. ARON (CHINA)            Trading of base metals and        People's        1   J. ARON (CHINA) HOLDINGS        100.0000%
COMMODITIES TRADING        other commodities in China        Republic of         L.L.C.
COMPANY LIMITED                                              China

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

GS INVESTMENT STRATEGIES   Sub-advisor to Liberty            Singapore       1   GOLDMAN SACHS FOREIGN           100.0000%
(SINGAPORE) PTE            Harbor                                                EXCHANGE (SINGAPORE) PTE.

EXCHANGE (BEIJING) CO.     To hold Exchange Tower in         People's        1   EXCHANGE REALTY SRL             100.0000%
LIMITED                    Beijing.                          Republic of
                                                             China

GARDEN PLAZA CAPITAL CO.   To hold Garden Plaza in           People's        1   GARDEN PLAZA CAPITAL SRL        100.0000%
LTD                        China.                            Republic of
                                                             China

SHANGHAI FUJITA TIANSHAN   To hold Rainbow Plaza in          People's        1   RAINBOW PLAZA CAPITAL SRL       100.0000%
HOUSING DEVELOPMENT CO.,   China.                            Republic of
LTD.                                                         China

GOLDMAN SACHS (MAURITIUS)  Vehicle for investing in          Mauritius       1   GS INDIA HOLDINGS L.P.          100.0000%
L.L.C.                     India; holding company for
                           Goldman Schs (India)
                           Securities Private Limited
                           and Goldman Sachs Services
                           Private Limited. The
                           Company was also the
                           holding company for GS
                           joint venture in Kotak
                           Mahindra Capital Company
                           and Kotak Secur

GOLDMAN SACHS INVESTMENTS  Primarily engaged in              Mauritius       1   GS INDIA HOLDINGS L.P.          100.0000%
(MAURITIUS) I  LIMITED     trading of financial
                           products including equity
                           securities in India and
                           other Asian countries.

GOLDMAN SACHS (RUSSIA)     Business tranferred to J.         England         1   GOLDMAN SACHS                   100.0000%
                           Aron & Company (U.K.).                                INTERNATIONAL HOLDINGS LLC
                           Entity to be used to set up
                           an IBD branch in Russia.

GOLDMAN SACHS (LABUAN)     The principal activities          Malaysia        1   GOLDMAN SACHS HOLDINGS          100.0000%
INVESTMENT BANK LIMITED    include investment banking                            (HONG KONG) LIMITED
                           and trading of financial
                           products.

J.ARON(CHINA)TRADING       Trading of base metals and        China           1   J. ARON (CHINA)                 100.0000%
BEIJING                    other commodities in China.                           COMMODITIES TRADING
                                                                                 COMPANY LIMITED

EURO-SPLITTER B.V.         Non-regulated Dutch entity        Netherlands     1   J. ARON & COMPANY               100.0000%
                           established to invest in a        Antilles
                           condensate splitter.

LIBERTY HARBOR I GP, LLC   General Partner of Liberty        Delaware        1   GSCS HOLDINGS II LLC            100.0000%
                           Harbor Master Fund

GSCS HOLDINGS I LLC        Holding Company of GSCS           Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           Holdings II, LLC which in                             INC.
                           turn holds GS Capital
                           Strategies LLC

GSPS BERMUDA CORPORATION   to hold equity investments        Bermuda         1   GSPS (DEL) L.P.                 100.0000%
LIMITED                    for GSPSto hold equity
                           investments for GSPS

GOLDMAN SACHS SERVICES     Technology and data process       India           2   GOLDMAN SACHS (ASIA)              1.0520%
PRIVATE LIMITED            entity.                                               FINANCE

                                                                                 GOLDMAN SACHS (MAURITIUS)        98.9480%
                                                                                 L.L.C.
                                                                                                                 ---------
                                                                                                                 100.0000%

GOLDMAN SACHS              Business tranferred to            England         1   GOLDMAN SACHS HOLDINGS          100.0000%
INTERNATIONAL FINANCE      Goldman Sachs International                           (U.K.)

GSISPL- Bangalore Branch   Foreign Merchant Banking          India           1   GOLDMAN SACHS (INDIA)           100.0000%
                                                                                 SECURITIES PRIVATE LIMITED

GOLDMAN SACHS TRADING AND  Sales agent for affiliated        Netherlands     2   J. ARON HOLDINGS, L.P.            0.2500%
CLEARING SERVICES          companies. Non-regulated
(NETHERLANDS) B.V.         entity established to                                 J. ARON & COMPANY                99.7500%
                           employ traders in Rotterdam.                                                          ---------
                                                                                                                 100.0000%

THE EUROPEAN POWER SOURCE  Dutch Holding Co for              Netherlands     1   THE GOLDMAN SACHS GROUP,        100.0000%
COMPANY (B.V.)             Pan-European power trading                            INC.
                           business

THE EUROPEAN POWER SOURCE  Trading power in the              England         1   THE EUROPEAN POWER SOURCE       100.0000%
COMPANY (U.K.) LIMITED     UK/NETA Environment.                                  COMPANY (B.V.)

PATTERSON CAPITAL MARKETS, Futures introducing broker.       Illinois        1   THE GOLDMAN SACHS GROUP,        100.0000%
LTD.                                                                             INC.

GOLDMAN SACHS (INDIA)      Broker/Dealer, merchant           India           1   GOLDMAN SACHS (MAURITIUS)       100.0000%
SECURITIES PRIVATE LIMITED banking, provide financial                            L.L.C.
                           services

GS RBD HOLDINGS, L.P.      Partnership will hold an          Delaware        2   GS RBD HOLDINGS I CORP.          99.0000%
                           equity interest in a new
                           Russian broker/dealer                                 GS RBD HOLDINGS II CORP.          1.0000%
                           entity.                                                                               ---------
                                                                                                                 100.0000%

GS RBD HOLDINGS I CORP.    Holding company for a US          Delaware        1   THE GOLDMAN SACHS GROUP,         100.0000%
                           partnership, which in turn                            INC.
                           will hold an interest in a
                           new Russian broker/dealer
                           entity.

GS RBD HOLDINGS II CORP.   Holding company for a US          Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           partnership, which in turn                            INC.
                           will hold an interest in a
                           new Russian broker/dealer
                           entity.

GOLDMAN SACHS (MAURITIUS)  Holding company for NBFC          Mauritius       1   GS INDIA HOLDINGS L.P.          100.0000%
NBFC L.L.C.                companies in India

GOLDMAN SACHS PARIS INC.   Investment banking                France          2   GOLDMAN, SACHS & CO.             99.0000%
ET CIE                     activities;
                           reception-transmission of                             GOLDMAN SACHS GLOBAL HOLDINGS     1.0000%
                           orders, equity and equity                             L.L.C.                          ---------
                           derivatives; private                                                                  100.0000%
                           banking; marketing of asset
                           management products to
                           institutional clients;
                           coutnerparty to derivatives
                           products for mexican
                           institutions

GSI Qatar FC branch        IBD services out of Quatar        United          1   GOLDMAN SACHS INTERNATIONAL     100.0000%
                           financial centre                  Kingdom

GS SITE 25 HOTEL HOLDINGS, Entity to house the holding       Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
LLC                        company for Embassy Suite                             INC.
                           Hotel Acquisition

GS SITE 25 RETAIL, LLC     real estate operating             Delaware        1   GS SITE 25 RETAIL               100.0000%
                           entity for the retail                                 HOLDINGS, LLC
                           condominium located at 102
                           North End Avenue, New York,
                           NY

GS SITE 25 RETAIL          Entity to house holding           Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
HOLDINGS, LLC              company for the Embassy                               INC.
                           Suite Retail Acquisition

GS SITE 25 HOTEL, LLC      real estate operating             Delaware        1   GS SITE 25 HOTEL HOLDINGS,      100.0000%
                           entity for the hotel                                  LLC
                           condominium known as
                           Embassy Suites located at
                           102 North End Avenue, New
                           York, NY

PRATHAM INVESTMENTS AND    The company is an existing        India           2   GOLDMAN SACHS SERVICES            0.3360%
TRADING PRIVATE LIMITED    company incorporated in                               PRIVATE LIMITED
                           India in 1991, under the
                           provisions of Companies                               GOLDMAN SACHS (MAURITIUS)        99.6640%
                           Act, 1956.  It is                                     NBFC L.L.C.                     ---------
                           registered with the Reserve                                                           100.0000%
                           bank of India as a
                           non-banking financial
                           company.  The primary
                           activity has inter-alia
                           involved granting of l

GOLDMAN SACHS (UK) L.L.C.  Holding company for CIN           Delaware        2   GOLDMAN SACHS (UK) L.L.C.        99.0000%
III                        Managemenet
                                                                                 GOLDMAN SACHS GROUP HOLDINGS      1.0000%
                                                                                 (U.K.)
                                                                                                                 ---------
                                                                                                                 100.0000%

GOLDMAN SACHS ASSET        Holding company for CIN           England         1   GOLDMAN SACHS (UK) L.L.C.       100.0000%
MANAGEMENT HOLDINGS        Management which is now                               III
                           inactive

CIN MANAGEMENT             British Coal's pension fund       England         1   GOLDMAN SACHS ASSET             100.0000%
                           manager (see Other                                    MANAGEMENT HOLDINGS
                           Information)

PT GOLDMAN SACHS INDONESIA Dormant company                   Indonesia       3   GOLDMAN SACHS (ASIA              90.0000%
                                                                                 PACIFIC) L.L.C.

                                                                                 GOLDMAN SACHS GLOBAL HOLDINGS     0.1000%
                                                                                 L.L.C.

                                                                                 GOLDMAN SACHS (CAYMAN) HOLDING    9.9000%
                                                                                 COMPANY
                                                                                                                 ---------
                                                                                                                 100.0000%

VANTAGE GROUND (MAURITIUS) Shareholder of India SPV          Mauritius       1   GS INDIA HOLDINGS L.P.          100.0000%
LIMITED                    which in turn hold land and
                           develop building in
                           Bangalore.

SAFFRON PROPERTIES PRIVATE To own / invest in real           India           1   VANTAGE GROUND (MAURITIUS)      100.0000%
LIMITED                    estate in India.                                      LIMITED

GSIP HOLDCO A LLC          holding company                   Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                                                                                 INC.

GSIP HOLDCO B LLC          holding company                   Delaware        1   GSIP HOLDCO A LLC               100.0000%

GOLDMAN SACHS INVESTMENT   General Partner to make           Cayman          1   GSEM (DEL) HOLDINGS, L.P.       100.0000%
PARTNERS HOLDCO CAYMAN     nominal investment in GSIP        Islands
LTD.                       entities

GOLDMAN SACHS (ASIA)       Partnership holding company       Delaware        5   THE GOLDMAN SACHS GROUP,         14.2637%
CORPORATE HOLDINGS L.P.    for the AEJ Group.                                    INC.

                                                                                 GOLDMAN SACHS (ASIA) FINANCE     13.7827%
                                                                                 HOLDINGS L.L.C.

                                                                                 GS INDIA HOLDINGS (DELAWARE)      0.0000%
                                                                                 L.L.C.

                                                                                 GOLDMAN SACHS (DELAWARE)         11.6899%
                                                                                 HOLDING CORPORATION
                                                                                                                 ---------
                                                                                                                 100.0000%

GOLDMAN SACHS CHINA        The entity is setup for the       Mauritius       1   JADE DRAGON (MAURITIUS)         100.0000%
STRATEGIC INVESTMENTS      purpose of acquiring ASSG                             LIMITED
LIMITED                    investments.

GOLDMAN SACHS CHINA        To hold investments in            Mauritius       1   GS ASIAN VENTURE                100.0000%
INVESTMENTS (MAURITIUS)    private and public                                    (DELAWARE) L.L.C.
LIMITED                    companies with operations
                           in the Peoples Republic of
                           China.  A Limited Partner
                           of HOPU USD Master Fund I,
                           L.P.

VANTAGE STRIDE (MAURITIUS) To hold investments in            Mauritius       1   GS ASIAN VENTURE                100.0000%
LIMITED                    financial instruments                                 (DELAWARE) L.L.C.
                           mainly loans and equities
                           in Asia ex-japan.

VANTAGE QUEST (MAURITIUS)  To hold investments in            Mauritius       1   GS ASIAN VENTURE                100.0000%
LIMITED                    financial instruments                                 (DELAWARE) L.L.C.
                           mainly loans and equities
                           in Asia ex-japan.

GS GLOBAL COMMODITIES SPC  Not commenced business.           Cayman          1   GOLDMAN SACHS HOLDINGS          100.0000%
                           Intended to be a segregated       Islands             (HONG KONG) LIMITED
                           portfolio company

GOLDMAN SACHS RE           Holding company for ASSG          Cayman          1   GS ASIAN VENTURE                100.0000%
INVESTMENTS HOLDINGS       investments.                      Islands             (DELAWARE) L.L.C.
LIMITED

OXLEY INVESTMENTS BV       Investment holding for ASSG       Netherlands     1   GS ASIAN VENTURE                100.0000%
                           Indonesian investments.                               (DELAWARE) L.L.C.

WWD RUBY LIMITED           To hold investments in            Mauritius       1   VANTAGE STRIDE (MAURITIUS)      100.0000%
                           financial instruments                                 LIMITED
                           mainly loans and equities
                           in Asia ex-japan.

EXPRESS INVESTMENTS II     SPV for ASSG.  Equity             Malaysia        1   GOLDMAN SACHS HOLDINGS          100.0000%
PRIVATE LTD.               investments in Korean                                 (MAURITIUS) LIMITED
                           Investment SPC (50%) and
                           ChoHung Bank joint venture
                           restructuring SPC (49%).
                           (All loans were classified
                           as non-performing loans).

GOLDMAN SACHS HOLDINGS     Holding company for ASSG          Mauritius       2   GOLDMAN SACHS (ASIA)             99.0000%
(MAURITIUS) LIMITED        investments.                                          FINANCE HOLDINGS L.L.C.

                                                                                 GOLDMAN SACHS GLOBAL HOLDINGS     1.0000%
                                                                                 L.L.C.
                                                                                                                 ---------
                                                                                                                 100.0000%

LANDPRO INVESTMENTS        Affiliate of Baekdu (ASSG         Delaware        1   GS FINANCIAL SERVICES L.P.      100.0000%
(DELAWARE) L.L.C.          flagship entity for GS to                             (DEL)
                           invest in REO deals in AEJ
                           (Asia excluding Japan)).

GOLDMAN SACHS SERVICES     Baekdu is an ASSG flagship        British         1   GOLDMAN SACHS GLOBAL            100.0000%
(B.V.I.) LIMITED           entity for GS to invest in        Virgin              SERVICES II LIMITED
                           REO deals in AEJ (Asia            Islands
                           excluding Japan) and
                           Landpro was setup between
                           GS Financial Services L.P.
                           (DEL) and Baekdu for
                           legal/tax reasons.

GOLDMAN SACHS (DELAWARE)   Holding Company for GS            Delaware        3   GOLDMAN, SACHS & CO.             15.6600%
HOLDING CORPORATION        (Asia) Corporate Holding LP
                                                                                 GOLDMAN SACHS GLOBAL HOLDINGS     7.9200%
                                                                                 L.L.C.

                                                                                 J. ARON & COMPANY                76.4200%
                                                                                                                 ---------
                                                                                                                 100.0000%

DISTRESSED OPPORTUNITIES   To hold and invest in             Delaware        1   THE GOLDMAN SACHS GROUP,         90.0000%
INTERNATIONAL, INC.        securities and engage in                              INC.
                           general commercial
                           activities

RESTAMOVE IRELAND LIMITED  The Company invests in            Ireland         1   GS FINANCIAL SERVICES L.P.      100.0000%
                           financial instruments                                 (DEL)
                           including foreign
                           currencies, securities and
                           other financial products.

GS LINDEN POWER HOLDINGS   Entity was acquired as part       Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
LLC                        of the Linden venture.                                INC.

J. ARON (CHINA) HOLDINGS   Holding company for the           Delaware        1   GOLDMAN SACHS GLOBAL            100.0000%
L.L.C.                     WFOE set up for the                                   HOLDINGS L.L.C.
                           commodities business.

SHIPCO HOLDINGS II, LTD.   indirect holding company          Cayman          1   GOLDMAN SACHS HOLDINGS          100.0000%
                           for shipping assets               Islands             (HONG KONG) LIMITED

GOLDMAN SACHS INVESTMENT   General Partner to make           Delaware        1   GS INVESTMENT STRATEGIES,       100.0000%
PARTNERS GP, LLC           nominal investment in GSIP                            LLC
                           entities

GOLDMAN SACHS GLOBAL       Employer of certain US            Cayman          1   THE GOLDMAN SACHS GROUP,        100.0000%
SERVICES I LIMITED         citizens/green card holders       Islands             INC.
                           outside US

GOLDMAN SACHS GLOBAL       Employer of certain US            Cayman          2   GOLDMAN SACHS GLOBAL              1.0000%
SERVICES II LIMITED        citizens/green card holders       Islands             HOLDINGS L.L.C.
                           outside US
                                                                                 GOLDMAN SACHS (CAYMAN) HOLDING   99.0000%
                                                                                 COMPANY
                                                                                                                 ---------
                                                                                                                 100.0000%

WALL STREET ON DEMAND,     WSOD Acquisition Corp.            Delaware        1   THE GOLDMAN SACHS GROUP,         95.4113%
INC.                       merged into Wall Street On                            INC.
                           Demand, Inc. on 4/17/06.

GOLDMAN SACHS HOUSING AND  GNMA issuer/servicer and a        New York        2   THE GOLDMAN SACHS GROUP,         99.0000%
HEALTH CARE FUNDING        non-supervised mortgagee                              INC.
COMPANY                    under FHA regulationss to
                           originate, process and                                GOLDMAN SACHS HOUSING AND         1.0000%
                           service FHA insured                                   HEALTH CARE CAPITAL CORPORATION
                           mortgages                                                                             ---------
                                                                                                                 100.0000%


REP SVY REALTY HOLDINGS,   Entity is the holding             Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
L.L.C.                     company that owns Savoy.                              INC.

GSUIG, L.L.C.              investment vehicle for UIG        Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                                                                                 INC.

GS ACA, LLC                Member in Agricultural            Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           Company of America Holdings                           INC.
                           LLC, a joint venture with
                           Duquesne Partners to invest
                           in agricultural (farm) real
                           estate

GS-MPIM II, LLC            Firm direct investment.GS         Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           MPIM II, L.L.C.                                       INC.

GOLDMAN SACHS HOUSING AND  Originates and services FHA       New York        1   THE GOLDMAN SACHS GROUP,        100.0000%
HEALTH CARE CAPITAL        insured mortgages; General                            INC.
CORPORATION                Partner in Goldman Sachs
                           Housing and Health Care
                           Funding Company

COMMONWEALTH ANNUITY AND   CwA (formerly AFLIAC)             Massachusetts   1   THE GOLDMAN SACHS GROUP,        100.0000%
LIFE INSURANCE COMPANY     contains the variable                                 INC.
                           annuity and variable
                           universal life business
                           acquired from Allmerica
                           Financial Corp. CwA
                           contains the variable
                           annuity and variable
                           universal life business
                           acquired from Allmerica
                           Financial Corp.

COMM. ANN. AND LIFE INS.   This is an insurance              Massachussets   1   THE GOLDMAN SACHS GROUP,        100.0000%
CO                         company organized under the                           INC.
                           laws of Massachusetts.  The
                           Company manages blocks of
                           variable annuity, variable
                           universal life and minor
                           blocks of group retirement
                           products.

ARROW CAPITAL REINSURANCE  ow Capital Risk Services          Bermuda         1   THE GOLDMAN SACHS GROUP,        100.0000%
COMPANY, LIMITED           Limited).will be the risk                             INC.
                           taking entity for our
                           property catastrophe
                           reinsurance business.
                           Arrow Capital Re will not
                           have any employees.  All
                           reinsurance professionals
                           supporting the business
                           will be employees of GS
                           Risk Adviso

EASTPORT CAPITAL CORP.     Engage in life settlements        Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           business                                              INC.

EPF FINANCIAL, LLC         Purchaser of life settled         Delaware        1   EASTPORT CAPITAL CORP.          100.0000%
                           policies.

GS RE HOLDINGS, INC.       SPE set up as a Holding           Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           entity for Life Settlement                            INC.
                           Solutions , Inc.

LONGMORE CREDIT, LLC       premium finance company           Delaware        1   GS RE HOLDINGS, INC.            100.0000%

ARROW CORPORATE MEMBER     Licensed insurance entity         Delaware        2   THE GOLDMAN SACHS GROUP,         75.0000%
HOLDINGS LLC               that facilitates the life                             INC.
                           settlements agency
                           business,including the                                GOLDMAN SACHS GLOBAL HOLDINGS    25.0000%
                           premium finance business.                             L.L.C.
                                                                                                                 ---------
                                                                                                                 100.0000%

QXX INDEX CO., LLC         to own and operate the QxX        Delaware        1   GS RE HOLDINGS, INC.            100.0000%
                           Longevity/Mortality Index

LONGMORE CAPITAL, LLC      life settlement companylife       Delaware        1   GS RE HOLDINGS, INC.            100.0000%
                           settlement company

LONGMORE CREDIT SERVICES,  originate and service Life        Delaware        1   GS RE HOLDINGS, INC.            100.0000%
LLC                        Finance business

GS INVESTMENT STRATEGIES,  Asset Management Company          Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
LLC                                                                              INC.

ARROW CAPITAL INVESTMENT   Bermuda-based investment          Bermuda         2   GOLDMAN SACHS RISK               99.0000%
SERVICES, LTD.             provider and will be                                  ADVISORS, L.P.
                           providing investment
                           management services to                                GS RISK ADVISORS, INC.            1.0000%
                           Irish Unit Trusts owned by                                                            ---------
                           GS. This business is part                                                             100.0000%
                           of the Longevity Markets
                           Group of GS Reinsurance
                           Group.



GOLDMAN SACHS IUT          An Irish Fund Management          Ireland         1   THE GOLDMAN SACHS GROUP,        100.0000%
MANAGEMENT LIMITED         Company                                               INC.

GOLDMAN SACHS RISK         Licensed re-Insurance             Delaware        2   THE GOLDMAN SACHS GROUP,         99.0000%
ADVISORS, L.P.             intermediary in NY that can                           INC.
                           act as re-insurance broker;
                           licensed re-insurance                                 GS RISK ADVISORS, INC.            1.0000%
                           broker in CT.
                                                                                                                 ---------
                                                                                                                 100.0000%

GS RISK ADVISORS, INC.     General Partner of GS Risk        Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           Advisors, L.P.                                        INC.

ARROW CAPITAL RISK         Maintains Insurance               Bermuda         1   GOLDMAN SACHS RISK              100.0000%
SERVICES LIMITED           Broker's license in                                   ADVISORS, L.P.
                           Bermuda, effective 3/27/98;
                           reinsurance intermediary
                           that can act as reinsurance
                           broker.

GOLDMAN SACHS RISK         Reinsurance broker.               Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
SERVICES L.L.C.                                                                  INC.

GS EUROPEAN OPPORTUNITIES  Subsidiary of ELQ and             United          1   ELQ INVESTORS, LTD              100.0000%
FUND III L.P.              Holdco for Opp Fund 3             Kingdom

GS EUROPEAN INVESTMENT     Subdiairy of GS European          England         1   GS EUROPEAN OPPORTUNITIES       100.0000%
GROUP III LTD.             Opportunities Fund III LP                             FUND III L.P.
                           to trade in loan and bond
                           positions

THO B.V.                   Holding company for Akfen         Netherlands     1   ELQ INVESTORS, LTD              100.0000%
                           REIT

KYPRIS ACQUISITIONS LTD    SPV purchaser for portfolio       England         1   GS EUROPEAN OPPORTUNITIES       100.0000%
                           of NPLs from HVB named                                FUND II L.P.
                           Project Aphrodite

POSEIDON ACQUISITIONS LTD  ESSG Portfolio SPV for            England         1   GS EUROPEAN OPPORTUNITIES       100.0000%
                           Kreta II NPL portfolio in                             FUND II L.P.
                           the Opportunities Fund II

GS EUROPEAN OPPORTUNITIES  General partner of the            England         1   ELQ INVESTORS, LTD              100.0000%
FUND II GP LTD             HoldCo LP of the European
                           Opportunities Fund II

KAGAWA (DELAWARE) L.L.C.   Parent of Leaf Green              Delaware        1   GOLDMAN SACHS HOLDINGS          100.0000%
                           TK-2312 (loan SPC)                                    (MAURITIUS) LIMITED

BAY WIND REALTY FINANCE    Purchasing loans jointly          Cayman          1   MLQ INVESTORS, L.P.             100.0000%
(CAYMAN) COMPANY           with Nochu. Owns equity in        Islands
                           subsidiary (Owns TE
                           Capital).

RAICHO CO., LTD.           Flagged for Omotesando deal.      Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
                                                                                 LTD.

WAKAKUSA KAIHATSU CO.,     Flagged for Oomotesando           Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
LTD.                       Deal.                                                 LTD.

GK CRYSTAL INVESTMENT      Holding SPL. Flagged for          Japan           2   GOLDMAN SACHS REALTY JAPAN        1.0000%
                           ASSG SPL Deal.                                        LTD.

                                                                                 MLQ INVESTORS, L.P.              99.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GK KANAGAWA HOLDING        Flagged for Kohnan home           Japan           1   MLQ INVESTORS, L.P.             100.0000%
                           center deal. Owns
                           beneficiary rights.

GK TAMATSUKURI ONSEN       ASSG/REPIA Onsen                  Japan           1   AR HOLDINGS GK                  100.0000%
KAIHATSU                   deal.Managiment of Onsen
                           ryokan( Japanese style
                           Hotel.)

GK HAKATA HOTEL HOLDING    Flagged for Hotel                 Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
                           centraza.Holding Hotel.                               LTD.

HAKATA HOTEL HOLDING TK    To hold a 197-romm city           Japan           3   THE GOLDMAN SACHS GROUP,         18.9623%
                           hotel , Hotel Centraza, in                            INC.
                           Japan.
                                                                                 GS STRATEGIC INVESTMENTS JAPAN   29.0758%
                                                                                 LLC

                                                                                 GK HAKATA HOTEL HOLDING           1.0000%
                                                                                                                 ---------
                                                                                                                  49.0381%

GK KEISEN KAIHATSU         Flagged for Fujiya Deal.          Japan           1   MLQ INVESTORS, L.P.             100.0000%
                           Holding hard asset (ginni
                           Building).

KEISEN KAIHATSU TK         To purchase buildings in          Japan           3   THE GOLDMAN SACHS GROUP,         19.5650%
                           Tokyo from Fujiya, a                                  INC.
                           confectionary Co. in Japan.
                                                                                 GS STRATEGIC INVESTMENTS JAPAN   25.0000%
                                                                                 LLC

                                                                                 GK KEISEN KAIHATSU                5.0000%
                                                                                                                 ---------
                                                                                                                  49.5650%

UMEDA KAIHATSU TMK         Holding real estate.              Japan           1   MLQ INVESTORS, L.P.             100.0000%

KAWASAKI HOLDINGS CO.,     Flagged for Kawasaki Hotel        Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
LTD.                       Deal/Owns hotel assets.                               LTD.
                           Owns beneficiary right of
                           Hotel Nikko Kawasaki. Also
                           owns equity in subsidiary.

GK IMPACT HOLDING          Flagged for Nihon Birudo          Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
                           Deal. Owns hard asset.                                LTD.

IMPACT HOLDING TK          To acquire a piece of land        Japan           3   THE GOLDMAN SACHS GROUP,         19.5650%
                           with a building in Chiba                              INC.
                           and rebuild a new shopping
                           center                                                GS STRATEGIC INVESTMENTS JAPAN   25.0000%
                                                                                 LLC

                                                                                 GK IMPACT HOLDING                 5.0000%
                                                                                                                 ---------
                                                                                                                  49.5650%

SENRI CHUO GK              Flagged for Osaka Senri           Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
                           deal.                                                 LTD.

SENRI CHUO TK              To purchase a building            Japan           3   THE GOLDMAN SACHS GROUP,         19.5650%
                           named Senri Life Science                              INC.
                           Center in Japan.
                                                                                 GS STRATEGIC INVESTMENTS JAPAN   25.0000%
                                                                                 LLC

                                                                                 SENRI CHUO GK                     5.0000%
                                                                                                                 ---------
                                                                                                                  49.5650%

PRIME ASSET CO., LTD.      Dormant                           Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
                                                                                 LTD.

PRIME ASSET TK             To purchase real estate and       Japan           3   THE GOLDMAN SACHS GROUP,         19.5650%
                           the Juraku 8 building in a                            INC.
                           commercial area in Japan
                           from KK Juraku.                                       GS STRATEGIC INVESTMENTS JAPAN   25.0000%
                                                                                 LLC

                                                                                 PRIME ASSET CO., LTD.             5.0000%
                                                                                                                 ---------
                                                                                                                  49.5650%

TG FUND II CO., LTD.       Flagged for TG Fund Deal          Japan           1   AMETHYST REALTY TK              100.0000%
                           (SMAP 2)

TG FUND II TK              To purchase 28 assets such        Japan           2   AMETHYST REALTY TK               99.0000%
                           as an office, retail and
                           multifamily residential                               TG FUND II CO., LTD.              1.0000%
                           properties located all over                                                           ---------
                           Japan from Yusei Fukushi a                                                            100.0000%
                           pension fund manager for
                           Japan Post.



RESTIR INVESTMENT CO.,     Real EstateFlagged for            Japan           1   JUPITER INVESTMENT CO.,          50.0000%
LTD.                       Restir Deal.                                          LTD.

GOLDMAN SACHS INTL ZURICH  Provides sales and mkting         Switzerland     1   GOLDMAN SACHS INTERNATIONAL     100.0000%
BRAN                       services for equity mkt

GOLDMAN SACHS BANK AG      Zurich based bank providing       Switzerland     1   THE GOLDMAN SACHS GROUP,        100.0000%
                           financial services to                                 INC.
                           wealthy individual clients,
                           lead-manager of Swiss Franc
                           denominated warrants and
                           providing  clearance for
                           Swiss equity
                           securities;Zurich based
                           bank providing financial
                           services to wealthy
                           individual client

GSCO BETEILIGUNGS GMBH     Established to buy                Germany         1   GOLDMAN, SACHS & CO. OHG        100.0000%
                           preferred shares in
                           NetJets, a Swiss based
                           company.

GOLDMAN, SACHS & CO.       Managing general partner of       Germany         1   THE GOLDMAN SACHS GROUP,        100.0000%
FINANZ GMBH                Goldman, Sachs & Co. oHG, a                           INC.
                           German general partnership;
                           non regulated

GSI, ZWEIGNIEDERLASSUNG    Branch of GSI, only FICC &        United          1   GOLDMAN SACHS INTERNATIONAL     100.0000%
FRANKF                     equity sales                      Kingdom

GOLDMAN, SACHS & CO. OHG   Frankfurt based subsidiary        Germany         2   GOLDMAN, SACHS & CO.              1.0000%
                           which provides investment                             FINANZ GMBH
                           banking services; German
                           bank; documents must be                               GOLDMAN SACHS (CAYMAN) HOLDING   99.0000%
                           signed by authorized                                  COMPANY
                           persons in Frankfurt;                                                                 ---------
                           CONSULT WITH ANDREAS                                                                  100.0000%
                           KOERNLEIN FOR PROPER
                           SIGNING AUTHORITY.
                           Approved Person.



GOLDMAN SACHS (CAYMAN)     Non-regulated holding             Cayman          2   THE GOLDMAN SACHS GROUP,         97.0000%
HOLDING COMPANY            company and General Partner       Islands             INC.
                           of Goldman Sachs & Co. OHG;
                           parent of The Goldman Sachs                           GOLDMAN SACHS GLOBAL HOLDINGS
                           (Cayman) Trust Limited                                L.L.C.                            3.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

Goldman, Sachs Management  General Partner of GS             Germany         1   GOLDMAN, SACHS & CO. OHG        100.0000%
GP GmbH                    Capital Partners 2000 GmbH
                           & Co. Beteiligungs KG

GOLDMAN, SACHS GIVES GMBH  Charity                           Germany         1   GSCO BETEILIGUNGS GMBH          100.0000%

GOLDMAN, SACHS & CO.       Nominee Company for               Germany         1   GOLDMAN, SACHS & CO. OHG        100.0000%
VERWALTUNGS GMBH           Rhein-Donau Capital
                           Partners Fund and GS
                           Capital Partners II and III
                           (Germany) C.L.P.

GOLDMAN SACHS (AO) L.L.C.  Rep office in Moscow and          Delaware        2   THE GOLDMAN SACHS GROUP,         99.0000%
                           has in past entered into                              INC.
                           M&A advisory engagements in
                           Russia; does not engage in                            GOLDMAN SACHS GLOBAL HOLDINGS
                           securities trading or                                 L.L.C.                            1.0000%
                           brokerage; As of 1/1/02                                                               ---------
                           once again operating a                                                                100.0000%
                           branch in Russia, taxable
                           by Russian authorities,
                           supplying consultancy
                           servicest

KPL HOLDINGS LIMITED       Killingholme holding              Cayman          1   KPL ACQUISITIONS LIMITED        100.0000%
                                                             Islands

KPL FUNDING LIMITED        Killingholme funding              Cayman          2   KPL HOLDINGS LIMITED            100.0000%
                                                             Islands
                                                                                 GS KILLINGHOLME CAYMAN
                                                                                 INVESTMENTS II LTD                0.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

KILLINGHOLME POWER GROUP   Holding company of the            England         1   GOLDMAN SACHS GROUP             100.0000%
LIMITED                    Killingholme group of                                 HOLDINGS (U.K.)
                           companies purchased by
                           ESSG.  The group formerly
                           held the Killingholme Power
                           Station before its
                           restructure.

KILLINGHOLME GENERATION    Established as part of an         England         4   KILLINGHOLME HOLDINGS             0.0006%
LIMITED                    SSG Structured Investing                              LIMITED
                           Group transaction.
                                                                                 Scadbury II Assets               50.3165%

                                                                                 SCADBURY UK LIMITED              13.3694%

                                                                                 Shire Funding Limited            36.3135%
                                                                                                                 ---------
                                                                                                                 100.0000%

KILLINGHOLME POWER         Former operating entity for       England         1   ELQ INVESTORS, LTD              100.0000%
                           the Killingholme Power
                           station.

KILLINGHOLME HOLDINGS      Established as part of an         England         1   KILLINGHOLME POWER GROUP        100.0000%
LIMITED                    SSG Structured Investing                              LIMITED
                           Group transaction.

GS KILLINGHOLME CAYMAN     Is a part of the structured      Cayman           1   KILLINGHOLME GENERATION         100.0000%
INVESTMENTS LTD.           investing trade and will          Islands             LIMITED
                           enter into Swaps.

GSI BRANCH ITALY           Branch of GS London,              Italy           1   GOLDMAN SACHS INTERNATIONAL     100.0000%
                           investment banking,asset
                           mgmt

GOLDMAN SACHS SGR S.P.A.   Portfolio management              Italy           2   GOLDMAN SACHS HOLDINGS           99.0000%
                           company. Merged with GSI                              (U.K.)
                           effective 12 November 2008.
                                                                                 GOLDMAN SACHS GROUP HOLDINGS
                                                                                 (U.K.)                            1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

V.A.P. 1 VEICOLO           Special purpose vehicle for       Italy           2   MLQ, L.L.C.                      50.0000%
ACQUISIZIONEPORTAFOGLI     securitization deal.
S.R.L.                                                                           MTGLQ INVESTORS, L.P.            50.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GOLDMAN, SACHS & CO.       Non-regulated Frankfurt           Germany         1   THE GOLDMAN SACHS GROUP,        100.0000%
WERTPAPIER GMBH            based entity which issues                             INC.
                           warrants and purchases
                           offsetting OTC options in
                           the fixed income, eqity,
                           commodity and currency
                           markets.

GS FINANCE CORP.           This finance subsidiary           Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           will issue cash settled                               INC.
                           structured notes.

GSSM HOLDING II LLC        To act as a holding company       Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           for GSSM Holding II Corp                              INC.

GSSM HOLDING II CORP.      To hold the Sumitomo              Delaware        1   GSSM HOLDING II LLC             100.0000%
                           preferred shares

GS LS LEASING LLC          For PFG leasing business          Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%

GOLDMAN SACHS BANK USA
HOLDINGS LLC               Holding Company (Single           Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           Member LL) to hold GS Group                           INC.
                           Investment in GS Bank USA

REP KBY REALTY, L.L.C.     Real Estate investment            Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                                                                                 INC.

BEESTON INVESTMENTS         Korea futures & options          Cayman          1   GOLDMAN SACHS (ASIA             100.0000%
LIMITED                    trading.  Holds a Foreign         Islands             PACIFIC) L.L.C.
                           Investor status in Korea
                           (FINI).Maples & Calder is
                           the Cayman Islands agent.

CORNWALL INVESTMENTS       Futures & options trading         Cayman          1   GOLDMAN SACHS (ASIA)            100.0000%
LIMITED                    in Korea.  Holds Foreign          Islands             FINANCE HOLDINGS L.L.C.
                           Investor status (FINI) in
                           Korea and in Taiwan

HILLTOP INVESTMENTS        Futures & options trading         Cayman          1   GOLDMAN SACHS (CAYMAN)          100.0000%
LIMITED                    in Korea. Holds Foreign           Islands             HOLDING COMPANY
                           Investor status (FINI) in
                           Korea and in Taiwan

LANSDALE INVESTMENTS
LIMITED                    Futures & options trading         Cayman          1   GS FINANCIAL SERVICES L.P.      100.0000%
                           in Korea. Holds Foreign           Islands             (DEL)
                           Investor status (FINI) in
                           Korea and in Taiwan

Amagansett Assets          This entity was set up as         United          1   GS FINANCIAL SERVICES II,       100.0000%
                           part of an AMSSG Structured       Kingdom             LLC
                           Investing Group transaction

Amagansett Funding Limited This entity was set up as         Cayman          1   GS FUNDING EUROPE               100.0000%
                           part of an AMSSG Structured       Islands
                           Investing Group transaction

Amagansett II Assets       This entity was set up as         Cayman          2   Amagansett Funding Limited       99.0000%
                           part of an AMSSG Structured       Islands
                           Investing Group transaction                           GS FUNDING EUROPE                 1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GS FUNDING EUROPE          This entity was set up as         England         1   GS FINANCIAL SERVICES II,       100.0000%
                           part of an AMSSG Structured                           LLC
                           Investing Group transaction


SCADBURY ASSETS            This entity was set up as         England         2   Scadbury Funding Limited          1.0000%
                           part of an AMSSG Structured
                           Investing Group transaction                           SCADBURY UK LIMITED              99.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

Scadbury Funding Limited   This entity was set up as         United          1   SCADBURY UK LIMITED             100.0000%
                           part of an AMSSG Structured       Kingdom
                           Investing Group transaction

Scadbury II Assets         This entity was set up as         United          1   Scadbury Funding Limited        100.0000%
                           part of an AMSSG Structured       Kingdom
                           Investing Group transaction

SCADBURY UK LIMITED        This entity was set up as         United          1   GOLDMAN SACHS GROUP             100.0000%
                           part of an AMSSG Structured       Kingdom             HOLDINGS (U.K.)
                           Investing Group transaction

SHIRE ASSETS               Established as part of an         England         2   Shire Funding Limited             1.0000%
                           SSG Structured Investing
                           Group transaction.                                    SHIRE UK LIMITED                 99.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

Shire Funding Limited      Established as part of an         United          1   SHIRE UK LIMITED                100.0000%
                           SSG Structured Investing          Kingdom
                           Group transaction.

Shire II Assets            This entity was set up as         United          1   SHIRE UK LIMITED                100.0000%
                           part of a Structured              Kingdom
                           Investing Group transaction

SHIRE UK LIMITED           Established as part of an         United          1   GOLDMAN SACHS GROUP             100.0000%
                           SSG Structured Investing           Kingdom            HOLDINGS (U.K.)
                           Group transaction.

FAIRWAY RESOURCES
PARTNERS, LP               Partnership focused on oil        Delaware        1   MTGLQ INVESTORS, L.P.           100.0000%
                           and gas production and
                           ownership of lease acreage.

PRNP, LLC                  To provide the SSG business       Delaware        1   MTGLQ INVESTORS, L.P.           100.0000%
                           opportunity to invest on
                           the island of Puerto RicoTo
                           provide the SSG business
                           opportunity to invest on
                           the island of Puerto Rico

KRETA ACQUISITIONS LTD     SPV to purchase Project           England         1   GS EUROPEAN OPPORTUNITIES       100.0000%
                           Kreta NPL Portfolio                                   FUND II L.P.

ASAMA ONSEN KAIHATSU CO.,
LTD.                       Flagged for Onsen deal.           Japan           1   GOLDMAN SACHS REALTY JAPAN
                           Holds Japanese Inn; Holds                             LTD.                            100.0000%
                           equity in subsidiary (Owns
                           Asama Onsen Hotel
                           Mamangement).

KAKEGAWA HOLDINGS  TK      A trustor and Master Lessee       Japan           2   KAKEGAWA HOLDINGS CO., LTD.       5.0000%
                           of Kakegawa Grand Hotel.
                                                                                 GS FINANCIAL SERVICES L.P.
                                                                                 (DEL)                            75.0000%
                                                                                                                 ---------
                                                                                                                  80.0000%

GS HONY HOLDINGS I LTD.    Investment vehicle for Hony       Cayman          1   GS ASIAN VENTURE                100.0000%
                           Capital III Investment            Islands             (DELAWARE) L.L.C.
                           vehicle for Hony Capital III

GS HONY HOLDINGS II LTD.   Investment vehicle for the        Cayman          1   GS ASIAN VENTURE                100.0000%
                           firm's interest in Hony           Islands             (DELAWARE) L.L.C.
                           Capital fund III LP

GS CAPITAL PARTNERS AUTO
GLASS HOLDINGS             Investment vehicle for            Mauritius       1   THE GOLDMAN SACHS GROUP,        100.0000%
                           Fuyao Auto Glass.                                     INC.

GS CAPITAL PARTNERS AURUM
HOLDINGS                   Investment vehicle for Midea      Mauritius       1   THE GOLDMAN SACHS GROUP,        100.0000%
                                                                                 INC.

GS CAPITAL PARTNERS VI     The CPVI Employee Fund is         Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
EMPLOYEE FUND, L.P.        in the process of being                               INC.
                           deconsolidated as this
                           entity no longer holds
                           anything.

GS FUNDING MANAGEMENT      Set up as part of a               Cayman          1   SHIRE UK LIMITED                100.0000%
LIMITED                    structured transaction            Islands
                           containing Interest rate
                           Swaps,Asset swaps and
                           treasuries.

GS EQUIPMENT FINANCE II    To undertake leasing              Cayman          1   SCADBURY UK LIMITED             100.0000%
LIMITED                    business.                         Islands

GS EQUIPMENT FINANCE I     To undertake leasing              Cayman          1   SCADBURY UK LIMITED             100.0000%
LIMITED                    business.                         Islands

GS LEASING LIMITED         Entity is a partnerships          Cayman          2   GS LEASING NO.1 LIMITED          90.0000%
PARTNERSHIP                set up to enter into a            Islands
                           finance lease with Tesco
                           Plc. It will acquire assets                           GS LEASING NO. 3 LIMITED         10.0000%
                           from Tesco and then lease                                                             ---------
                           them back in the form of                                                              100.0000%
                           the finance lease. As such
                           the fixed assets do not go
                           on the GS balance sheet.
                           Instead there is a lease
                           receivable.

GS LEASING NO.1 LIMITED    Entity set up to be the           Cayman          1   SCADBURY UK LIMITED             100.0000%
                           general partner                   Islands
                           (controlling interest) in
                           GS Leasing Limited
                           Partnership.  It will
                           invest in the partnership
                           in return for its share of
                           the leasing income.

GS LEASING MANAGEMENT
LIMITED                    To undertake leasing              Cayman          1   GOLDMAN SACHS GROUP             100.0000%
                           business.                         Islands             HOLDINGS (U.K.)

BIRCHFIELD ESTATES LTD     To own data site in London        England         1   THE GOLDMAN SACHS GROUP,        100.0000%
                                                                                 INC.

GS Israel LLC-Tel Aviv
Branch                     Single Member Office in Tel       Delaware        1   GOLDMAN SACHS ISRAEL LLC        100.0000%
                           Aviv. Israeli investment
                           research entity.

GS LEASING NO. 3 LIMITED   To hold a 10% stake in GS         Cayman          1   SCADBURY UK LIMITED             100.0000%
                           Leasing ( 1344)                   Islands

DHONI CAYMAN HOLDINGS LTD. To invest in Urban                Cayman          1   GS ASIAN VENTURE                100.0000%
                           Infrastructure Real Estate        Islands             (DELAWARE) L.L.C.
                           Fund managed by Reliance
                           Industrieis in India.

DHONI CAYMAN LIMITED
PARTNERSHIP                Private equity vehicle for        Cayman          2   DHONI CAYMAN HOLDINGS LTD.       99.0000%
                           GS to invest in Urban             Islands
                           Infrastructure Real Estate                            DHONI CAYMAN GP LTD               1.0000%
                           Investment Fund  managed by                                                           ---------
                           Urban Infrastructure                                                                  100.0000%
                           Capital Advisors.Private
                           equity vehicle for GS to
                           invest in Urban
                           Infrastructure Real Estate
                           Investment Fund  managed by
                           Urban Inf

DHONI CAYMAN GP LTD        Hold an investment                Cayman          1   GS ASIAN VENTURE                100.0000%
                           structure in emerging Asian       Islands             (DELAWARE) L.L.C.
                           mkts


GS DIRECT, L.L.C.          Tupe of business: Other -         Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           investment fund                                       INC.

LFG HOLDINGS, LLC          Investment is a market data       Delaware        1   GSUIG, L.L.C.                   100.0000%
                           base and marketing
                           consulting firm based in
                           Miami

GS FUNDING EUROPE I LTD.   This entity is to be              Cayman          1   GS FUNDING EUROPE               100.0000%
                           involved in a trade               Islands
                           undertaken by the
                           structured investment
                           group. It will receive
                           funds from GS European
                           Funding Limited.

GS FUNDING EUROPE II LTD.  This entity is to be              Cayman          2   GS FUNDING EUROPE                10.0000%
                           involved in a trade               Islands
                           undertaken by the                                     GS FUNDING EUROPE I LTD.         90.0000%
                           structured investment                                                                 ---------
                           group. It will receive                                                                100.0000%
                           funds from GS European
                           Funding I Limited.

GS PHERECLUS HOLDINGS      Firm direct investment            Mauritius       1   GS DIRECT, L.L.C.               100.0000%
LIMITED                    holding company.

GS DIRECT GD LIMITED       Firm direct investment            Mauritius       1   GS DIRECT, L.L.C.               100.0000%
                           holding company.

GS TREASURE SARL           Firm direct investment            Luxembourg      1   GS DIRECT, L.L.C.               100.0000%
                           holding company.

LIQUIDITY ASSETS HOLDING   Established as part of an         Cayman          1   MTGLQ INVESTORS, L.P.           100.0000%
LIMITED                    SSG Structured Investing          Islands
                           Group transaction.

FIRST AVIATION HOLDING     Consolidated GS Direct            Delaware        1   GS DIRECT, L.L.C.                95.5736%
CORP.                      investment

GS LOAN PARTNERS HOLDINGS  To invest / lend GS Loan          Delaware        1   GOLDMAN SACHS CREDIT            100.0000%
LLC                        Partners LLC and pledge                               PARTNERS L.P.
                           equity to funding
                           counterpart

GS LOAN PARTNERS LLC       to purchase and finance           Delaware        1   GS LOAN PARTNERS HOLDINGS       100.0000%
                           bank loan inventory                                   LLC

GK ITO ONSEN KAIHATSU      Flagged for New Onsen Deal        Japan           1   AR HOLDINGS GK                  100.0000%
                           (Ebina).Management of
                           Ryokan (Japanese Hotel).

GK YONAGO KAIKE ONSEN
KAIHATSU                   ASSG/REPIA Onsen Deal             Japan           1   AR HOLDINGS GK                  100.0000%

ARES (REAL ESTATE) B.V.    to hold real estate assets        Netherlands     1   GS FINANCIAL SERVICES L.P.       50.0000%
                           from the loan workouts in                             (DEL)
                           Ares Finance s.r.l.

ARES FINANCE Srl           A securitization vehicle          Italy           1   THE GOLDMAN SACHS GROUP,         50.0000%
                           established under Italian                             INC.
                           law that holds
                           sub-performing assets and
                           has issued debt secured by
                           these assets.

PNW, LLC                   A utilities supplier of           Delaware        1   GOLDMAN SACHS LENDING           100.0000%
                           energy and energy-related                             PARTNERS LLC
                           products.

GOLDMAN SACHS REAL ESTATE
FUNDING CORP.              Acts as the General Partner       New York        1   GOLDMAN SACHS BANK USA          100.0000%
                           of Goldman Sachs Mortgage
                           Company

GOLDMAN SACHS MORTGAGE
COMPANY                    Goldman Sachs Mortgage            New York        2   GOLDMAN SACHS BANK USA           99.0000%
                           Company ("GSMC") purchases
                           closed, independently                                 GOLDMAN SACHS REAL ESTATE
                           funded, first and                                     FUNDING CORP.                     1.0000%
                           subordinate-lien                                                                      ---------
                           residential mortgage loans                                                            100.0000%
                           for its own investment,
                           securitization, or resale.
                           In addition, GSMC provides
                           warehouse and repurchase
                           financing to mortg

MLQ INVESTORS, L.P.        Hold certain mortgage             Delaware        2   THE GOLDMAN SACHS GROUP,
                           properties for liquidation.                           INC.                             99.0000%

                                                                                 MLQ, L.L.C.                       1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

CL INVESTMENTS LIMITED     Non-regulated Cayman Island       Cayman          1   THE GOLDMAN SACHS GROUP,        100.0000%
                           based entity established to       Islands             INC.
                           invest in an unaffiliated
                           entity which holds a
                           consumer loan portfolio;
                           contribute equity to a
                           trust which will hold ITT
                           receivables

MLQ, L.L.C.                General partner of MLQ            Delaware        2   THE GOLDMAN SACHS GROUP,
                           Investors, L.P.                                       INC.                             99.0000%

                                                                                 GOLDMAN SACHS GLOBAL HOLDINGS
                                                                                 L.L.C.                            1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

MAIN STREET MORTGAGE       Florida subsidiary acquired       Delaware        2   THE GOLDMAN SACHS GROUP,         99.0000%
COMPANY, LIMITED           to service mortgage                                   INC.
PARTNERSHIP                portfolios (primarily those
                           held by Goldman Sachs                                 MSMC, INC.                        1.0000%
                           Mortgage Company)                                                                     ---------
                                                                                                                 100.0000%

GS MORTGAGE SECURITIES     To act as depositor for           Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
CORPORATION II             commercial mortgage backed                            INC.
                           securities deals

MTGLQ INVESTORS, L.P.      Investor in various real          Delaware        2   THE GOLDMAN SACHS GROUP,         99.0000%
                           estate transactions                                   INC.

                                                                                 MLQ, L.L.C.                       1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

STRATEGIC MORTGAGE
HOLDINGS, L.P.             Hold debt and equity              Delaware        2   THE GOLDMAN SACHS GROUP,         99.0000%
                           interests in a Canadian                               INC.
                           mortgage broker business
                                                                                 STRATEGIC MORTGAGE HOLDINGS,      1.0000%
                                                                                 INC.
                                                                                                                 ---------
                                                                                                                 100.0000%

STRATEGIC MORTGAGE
HOLDINGS, INC.             General Partner of                Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           Strategic Mortgage                                    INC.
                           Holdings, L. P.

SOPAC LLC                  To hold assets purchased          Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           from Southern Pacific                                 INC.
                           Funding Corporation

SOUTHERN PACIFIC FUNDING
CORPORATION                To hold certain mortgage          California      1   THE GOLDMAN SACHS GROUP,        100.0000%
                           loans and securities                                  INC.
                           purchased out of
                           bankruptcy.  Purchase of S.
                           Pacific Funding Corp. and
                           residuals.

GSSLQ, L.L.C.              To hold GS ownership              Delaware        1   MTGLQ INVESTORS, L.P.           100.0000%
                           interest in SLQ S de R.L.
                           de C.V., a Mexican limited
                           liability company
                           established to purchase
                           rights in distressed assets.

SCLQ, S. de R.L. de C.V.   To purchase distressed            Mexico          1   MTGLQ INVESTORS, L.P.           100.0000%
                           assets in Mexico

CDV-1 HOLDING COMPANY
GEN-PAR, L.L.C.            General partner for CDV-1         Delaware        1   MTGLQ INVESTORS, L.P.           100.0000%
                           Holding Company, L.P.

CDV-1,LTD                  Established to acquire a          England         1   CDV-1 HOLDING COMPANY, L.P.      91.6200%
                           portfolio of non-performing
                           loans in the Czech Republic
                           from Ceska konsolidacni
                           agentura.


CDV-1 HOLDING COMPANY,     Set up as a partnership to        Delaware        2   MTGLQ INVESTORS, L.P.            89.8000%
L.P.                       own CDV-1, Ltd.
                                                                                 CDV-1 HOLDING COMPANY GEN-PAR,    0.2000%
                                                                                 L.L.C.                          ---------
                                                                                                                  90.0000%

CDV-2, LTD.                To acquire Czech debt             England         1   ELQ INVESTORS, LTD               90.0000%

PRALQ, LLC                 To purchase a portfolio of        Delaware        1   GOLDMAN SACHS LENDING           100.0000%
                           consumer receivables,                                 PARTNERS LLC
                           primarily auto loans.

ARLO LLC                   To purchase and hold              Delaware        1   GOLDMAN SACHS LENDING           100.0000%
                           non-performing loans.                                 PARTNERS LLC

GOLDMAN SACHS ASSET BACKED Acquisition and disposition       Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
SECURITIES CORP.           of asset-backed securities                            INC.

REP MCR REALTY, L.L.C.     To acquire and hold 2             Delaware        1   MTGLQ INVESTORS, L.P.           100.0000%
                           non-performing real estate
                           secured loans (McCook and
                           Randolph Assets).

DUNVEGAN INVESTMENTS, LTD. Investment company                Cayman          1   GOLDMAN SACHS HOLDINGS          100.0000%
                           (dormant).                        Islands             (U.K.)

REMARK CAPITAL GROUP, LLC  An AMSSG related entity           Delaware        1   MTGLQ INVESTORS, L.P.            72.0000%
                           that manages and services
                           portfolios of consumer auto
                           loans.

MLQ-MLL, LLC               Established to originate          Delaware        1   MTGLQ INVESTORS, L.P.           100.0000%
                           and purchase Mezzanine
                           loans on real estate
                           investments.

RIO PARANA COMPANHIA       Merged survivor of Rio            BRAZIL          2   MTGLQ INVESTORS, L.P.            99.9900%
SECURITIZADORA DE CREDITOS Potiguar Companhia
FINANCEIROS                Securitizadora de Creditos                            GS FINANCIAL SERVICES L.P.        0.0100%
                           Financeiros and this entity.                          (DEL)
                                                                                                                 ---------
                                                                                                                 100.0000%

AMC REO LLC                To hold real estate               Delaware        1   MTGLQ INVESTORS, L.P.           100.0000%
                           obligations.

GS DO BRASIL CORRETORA     Brazilian broker dealer           Brazil          1   GOLDMAN SACHS do BRASIL         100.0000%
                           entity that will enable GS                            BANCO MULTIPLO S/A
                           to trade cash equities and
                           listed options directly
                           with the Brazilian exchange
                           (BOVESPA).

JANY Fundo Creditorios     To hold FIDC (credit              New York        1   J. ARON & COMPANY               100.0000%
                           receivable) instruments.

GSMC SPECIALTY LLC         Acquire, own and hold             Delaware        1   GOLDMAN SACHS MORTGAGE          100.0000%
                           securities backed by,                                 COMPANY
                           secured by or evidencing an
                           interest in loans, notes
                           participations or other
                           assets or rights related to
                           real property or preferred
                           equity in issuers of notes
                           secured by such interest.
                           Enter into agreements rel

ASSET MANAGEMENT COMPANY   For the purpose of engaging       Delaware        1   MTGLQ INVESTORS, L.P.           100.0000%
OF AMERICA, L.L.C.         (directly or through
                           subsidiary or affiliated
                           companies or both) in any
                           business or activities that
                           may lawfully be angaged in
                           by a limited liability
                           company formed under the
                           Delaware Act.

ASSET MANAGEMENT COMPANY   Capital restructure.              Delaware        2   MTGLQ INVESTORS, L.P.            99.0000%
OF AMERICA,  L.P.
                                                                                 ASSET MANAGEMENT COMPANY OF
                                                                                 AMERICA, L.L.C.                   1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

DAC HOLDINGS I, L.L.C.     Holding company for 6 other       Delaware        1   GOLDMAN SACHS LENDING           100.0000%
                           special purpose                                       PARTNERS LLC
                           partnerships involved
                           inleveraged lease
                           transactions

GOLDMAN SACHS LONDON       To own property.  To hold         England         1   THE GOLDMAN SACHS GROUP,        100.0000%
PROPERTY LIMITED           property owned by Goldman                             INC.
                           Sachs Property Management.

BEIJING GAO HUA SECURITIES Chinese entity engaged in         People's        3   BEIJING GAO WANG VENTURE         33.3333%
COMPANY LIMITED            underwriting and                  Republic of         CAPITAL
                           proprietary trading of            China
                           securities as well as                                 BEIJING DE SHANG VENTURE         33.3333%
                           providing financial                                   CAPITAL COMPANY
                           advisory services.
                                                                                 BEIJING HOU FENG VENTURE         33.3333%
                                                                                 CAPITAL COMPANY LIMITED
                                                                                                                 ---------
                                                                                                                 100.0000%

GOLDMAN SACHS GAO HUA      Sino-foreign Joint Venture        People's        2   GOLDMAN SACHS (ASIA) L.L.C.      33.0000%
SECURITIES COMPANY LIMITED Company with Beijing Gao          Republic of
                           Hua Securities Company            China               BEIJING GAO HUA SEC CL, BJHQ     67.0000%
                           Limited.Business Scope:                                                               ---------
                           Underwriting of shares                                                                100.0000%
                           (incluidng Renminbi
                           donominated ordinary shares
                           and foreign investment
                           shares) and bonds
                           (including government bonds
                           and corporateb

BEIJING GAO WANG VENTURE
CAPITAL                    Invests in Beijing Gao Hua        People's        1   GOLDMAN SACHS (ASIA)            100.0000%
                           Securities Company Limited.       Republic of         FINANCE HOLDINGS L.L.C.
                                                              China

BEIJING DE SHANG VENTURE   Investor in Beijing Gao Hua       People's        1   GOLDMAN SACHS (ASIA)            100.0000%
CAPITAL COMPANY            Securities Company Limited.       Republic of         FINANCE HOLDINGS L.L.C.
                                                             China

BEIJING HOU FENG VENTURE   Invests in Beijing Gao Hua        People's        1   GOLDMAN SACHS (ASIA)            100.0000%
CAPITAL  COMPANY LIMITED   Securities Company Limited.       Republic of         FINANCE HOLDINGS L.L.C.
                                                             China

BEIJING GAO HUA SEC CL,    trading plus exchange seat  C     hina            1   BEIJING GAO HUA SEC CL,         100.0000%
BJTO                       leasing to mutual funds                               BJHQ

BEIJING GAO HUA SEC CL,    trading plus exchange seat        China           1   BEIJING GAO HUA SEC CL,         100.0000%
SHTO                       leasing to mutual funds                               BJHQ

BEIJING GAO HUA SEC CL,    Beijing headquarters,             China           3   BEIJING GAO WANG VENTURE         33.3333%
BJHQ                       proprietary trading w/                                CAPITAL
                           china exch
                                                                                 BEIJING DE SHANG VENTURE         33.3333%
                                                                                 CAPITAL COMPANY

                                                                                 BEIJING HOU FENG VENTURE         33.3333%
                                                                                 CAPITAL COMPANY LIMITED
                                                                                                                 ---------
                                                                                                                 100.0000%

GSIB Beijing Rep Office    Rep Office                        China           1   GOLDMAN SACHS
                                                                                 INTERNATIONAL BANK

KEYAKIZAKA FINANCE CO.,    Purchasing loans.Equity           Japan           1   GS FINANCIAL SERVICES L.P.      100.0000%
LTD.                       deals of PFS team.                                    (DEL)

GOLDMAN SACHS JAPAN        Purchasing Loans                  Japan           1   GS FINANCIAL SERVICES L.P.      100.0000%
FINANCE K.K.                                                                     (DEL)

CMA CO., LTD.              Originated loans as money         Japan           1   LINDEN WOOD II-S TK             100.0000%
                           lender.

LINDEN WOOD II-S TK        An ASSG related entity that       Cayman          2   LINDEN WOOD IIS LTD.              5.0000%
                           invests in distressed loans.      Islands
                                                                                 GS FINANCIAL SERVICES L.P.       75.0000%
                                                                                 (DEL)                           ---------
                                                                                                                  80.0000%

LINDEN WOOD IIS LTD.       Purchasing unsecured loans        Cayman          1   MLQ INVESTORS, L.P.             100.0000%
                           jointly with Nochu                Islands

MERCHANT SUPPORT CO., LTD. Flagged for Merchant JV           Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
                           (Factoring service)                                   LTD.


REAL ESTATE CREATION FUND  Resona deal.Purchasing Loan       Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
CO., LTD.                                                                        LTD.

REC INVESTMENTS CO., LTD.  Resona deal                       Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
                                                                                 LTD.

GS WIND HOLDINGS LLC       To acquire the wind               Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%
                           business of Zilkha
                           Renewable Energy LLC

GS MACRO INVESTMENTS LLC   Vehicle for structured            Delaware        2   THE GOLDMAN SACHS GROUP,         11.1110%
                           trades.                                               INC.

                                                                                 MTGLQ INVESTORS, L.P.            88.8890%
                                                                                                                 ---------
                                                                                                                 100.0000%

KAWASAKI HOLDINGS TK       Owns hotel assets in Japan.       Japan           3   THE GOLDMAN SACHS GROUP,         11.5340%
                                                                                 INC.

                                                                                 GS STRATEGIC INVESTMENTS        23.5000%
                                                                                 JAPAN LLC

                                                                                 KAWASAKI HOLDINGS CO., LTD.       5.0000%
                                                                                                                 ---------
                                                                                                                  40.0340%

WHITE OCEAN CO., LTD.      Purchasing loans from             Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
                           Resona (RCC/Resona                                    LTD.
                           Securitization Deal)

MERCHANT CAPITAL CO., LTD. Flagged for Merchant JV           Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
                           (factoring service)                                   LTD.

GS MACRO INVESTMENTS II,   In connection with the MEIV       Delaware        1   GS MACRO INVESTMENTS LLC        100.0000%
LLC                           transaction.

GS MACRO INVESTMENTS I,    In connection with the MEIV       Delaware        1   GS MACRO INVESTMENTS LLC        100.0000%
LLC                        transaction.

FORRES LLC                 Established as part of an         Delaware        1   GOLDMAN SACHS HOLDINGS          100.0000%
                           SSG Structured Investing                              (U.K.)
                           Group transaction.

THE AYCO SERVICES          Record insurance revenues         New York        1   MERCAY CORPORATION              100.0000%
INSURANCE AGENCY, INC.     generated in the state of
                           Mass.

SAKURAZAKA KAIHATSU TK     To invest in the Recruit          Japan           1   SAKURAZAKA KAIHATSU CO.,         50.0000%
                           deal - Total return Swap.                             LTD.

BLUE DAISY TK              Blue Daisy is a vehicle to        Japan           1   BLUE DAISY CO., LTD.             50.0000%
                           invest in recruit through
                           its participation in the
                           secondary shares acquired
                           by Nochu.

GS MACRO INVESTMENTS III,  In connection with the MEIV       Delaware        1   GS MACRO INVESTMENTS LLC        100.0000%
LLC                        transaction.

GS MACRO INVESTMENTS IV,   In connection with the MEIV       Delaware        1   GS MACRO INVESTMENTS LLC        100.0000%
LLC                        transaction.

DANDELION INVESTMENTS TK   Dandelion has made                Japan           2   DANDELION INVESTMENTS CO.,        5.0000%
                           investments in Green                                  LTD.
                           mountain to acquire
                           non-performing loans from                             GS FINANCIAL SERVICES L.P.       73.0000%
                           Linden Wood an existing SPC                           (DEL)
                           of the ASSG business.                                                                 ---------
                                                                                                                  78.0000%

GREEN MOUNTAIN ONE TK      It has been set up jointly        Japan           2   GREEN MOUNTAIN ONE CO.,           5.0000%
                           with Dandelion Investmenst                            LTD.
                           YK ("Dandelion") and Mizuho
                           Security , a third party,                             DANDELION INVESTMENTS TK         55.0000%
                           to acquire nonperforming                                                              ---------
                           loans from LindenWood, an                                                              60.0000%
                           existing SPC of the ASSG
                           business.

ASHITABA CREATION CO.,     Holding loan secured by           Japan           1   GOLDMAN SACHS REALTY JAPAN      100.0000%
LTD.                       Shinjuku WINDS building                               LTD.
                           morgage.

JAPAN HOTEL & RESORT K.K.  Hotel REIT AM company             Japan           1   MLQ INVESTORS, L.P.             100.0000%
                           (Regulated)

SHINING PARTNERS TK        Consolidation of Japan            Japan           2   GS STRATEGIC INVESTMENTS         75.0000%
                           Entity (to hold SPL                                   JAPAN LLC
                           portfolio)                                            SHINING PARTNERS LTD.             5.0000%
                                                                                                                 ---------
                                                                                                                  80.0000%

FUKUOKA TOSHI KAIHATSU TK  Consolidation of Japan            Japan           3   THE GOLDMAN SACHS GROUP,         39.4734%
                           Entity (REO acquisition).                             INC.
                           To hold Real Estate.
                                                                                 GS STRATEGIC INVESTMENTS JAPAN   50.4388%
                                                                                 LLC

                                                                                 FUKUOKA TOSHI KAIHATSU CO., LTD. 10.0878%
                                                                                                                 ---------
                                                                                                                 100.0000%

KINMIRAI CREATE TK         Set up to purchase Mizuho         Japan           3   THE GOLDMAN SACHS GROUP,         19.5650%
                           REO JV deal.                                          INC.

                                                                                 GS STRATEGIC INVESTMENTS JAPAN   25.0000%
                                                                                 LLC

                                                                                 KINMIRAI CREATE CO., LTD.         5.0000%
                                                                                                                 ---------
                                                                                                                  49.5650%

GS MACRO INVESTMENTS V,    In connection with the MEIV       Delaware        1   GS MACRO INVESTMENTS LLC        100.0000%
LLC                        transaction.

GK TAKASU                  Flagged for Jusco                 Japan           1   AR HOLDINGS GK                  100.0000%
                           Shimotsuma Deal (Bridge
                           Finance Provider to
                           Kinmirai)

TAKASU TK                  To provide bridge finance         Japan           3   THE GOLDMAN SACHS GROUP,         19.5650%
                           and add-on property                                   INC.
                           adjacent to the existing
                           property.                                             GS STRATEGIC INVESTMENTS         25.0000%
                                                                                 JAPAN LLC

                                                                                 GK TAKASU                         5.0000%
                                                                                                                 ---------
                                                                                                                  49.5650%

GS (CHINA) SHANGHAI REP.   Liaison offices for GS            Delaware        1   GOLDMAN SACHS (CHINA)           100.0000%
OFFIC                      affiliates                                            L.L.C.

GS (CHINA) BEIJING REP.    Liaison offices for GS            Delaware        1   GOLDMAN SACHS (CHINA)           100.0000%
OFFICE                     affiliates                                            L.L.C.

GS (ASIA) LLC THAILAND     develops banking invest           Delaware        1   GOLDMAN SACHS (ASIA) L.L.C.     100.0000%
REP. OF                    activity & relationships in
                           Thai

GS FINANCIAL SERVICES L.P. Holding company for various       Delaware        2   THE GOLDMAN, SACHS & CO.          0.1000%
(DEL)                      entites owned wholly or                               L.L.C.
                           partially by GS that may
                           incur material amounts of                             THE GOLDMAN SACHS GROUP, INC.    99.9000%
                           foreign income tax; most                                                              ---------
                           entities previously owned                                                             100.0000%
                           by GS Capital Markets, L.P.;

GS MORTGAGE SECURITIES     To issue bonds and/or form        Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
CORP.                      trusts to issue bonds                                 INC.
                           collateralized by pools of
                           mortgage related securities.

BEST INVESTMENTS           Holding company for Express       Delaware        1   GS FINANCIAL SERVICES L.P.      100.0000%
(DELAWARE) L.L.C.          Securitization Specialty                              (DEL)
                           L.L.C. and Express II
                           Securitization Specialty
                           L.L.C.

GOLDMAN SACHS INVESTMENT   To act as an investment           Germany         1   GOLDMAN, SACHS & CO. OHG        100.0000%
MANAGEMENT GMBH            advisor in Germany

GOLDMAN SACHS CAPITAL      General Partner of Goldman        Delaware        1   GOLDMAN SACHS BANK USA          100.0000%
MARKETS L.L.C.             Sachs Capital Markets, L.P.

GOLDMAN SACHS CAPITAL      General Partner of Goldman        Delaware        2   GOLDMAN SACHS BANK USA           99.0000%
MARKETS, L.P.              Sachs Capital Markets, L.P.
                                                                                 GOLDMAN SACHS CAPITAL MARKETS     1.0000%
                                                                                 L.L.C.
                                                                                                                 ---------
                                                                                                                 100.0000%

VANTAGE MARKETPLACE LLC    As part of Goldman Sachs'         Delaware        1   VANTAGE MARKETPLACE             100.0000%
                           independent research                                  HOLDINGS, LLC
                           platform, Vantage
                           Marketplace LLC's subject
                           matter experts will consult
                           with clients who have
                           contracted the expert's
                           services on specific
                           questions/topics.

ELQ HOLDINGS (DEL) LLC     Holding company for new           Delaware        2   THE GOLDMAN SACHS GROUP,         75.0000%
                           ESSG investing                                        INC.
                           entitiesHolding company for
                           new ESSG investing entities                           MLQ, L.L.C.                      25.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%



ELQ HOLDINGS (UK) LTD      ELQ Holdings (UK) Ltd holds       United          1   ELQ HOLDINGS (DEL) LLC          100.0000%
                           ELQ II and ELQ III. As part       Kingdom
                           of the firmwide project to
                           reduce the firms effective
                           tax rate, US tax have been
                           reviewing the ESSG
                           structures and have
                           determined that ELQ (func
                           ccy USD) to be sub optimal
                           from a tax perspective and

ELQ INVESTORS II LTD       ELQ Holdings (UK) Ltd holds       United          1   ELQ HOLDINGS (UK) LTD           100.0000%
                           ELQ Investors II Ltd and          Kingdom
                           ELQ Investors III Ltd. As
                           part of the firmwide
                           project to reduce the firms
                           effective tax rate, US tax
                           have been reviewing the
                           ESSG structures and have
                           determined that ELQ (func
                           ccy USD) to be sub optima

ELQ INVESTORS III LTD      ELQ Holdings (UK) Ltd holds       United          1   ELQ HOLDINGS (UK) LTD           100.0000%
                           ELQ Investors II Ltd and          Kingdom
                           ELQ Investors III Ltd. As
                           part of the firmwide
                           project to reduce the firms
                           effective tax rate, US tax
                           have been reviewing the
                           ESSG structures and have
                           determined that ELQ (func
                           ccy USD) to be sub optima

MSMC, INC.                 General partner of Main           Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           Street Mortgage Company                               INC.
                           Limited Partnership,
                           mortgage servicing company

GOLDMAN SACHS CREDIT       nation and syndication of         Bermuda         2   GSCP (DEL) INC.                  99.9900%
PARTNERS L.P.              commercial loans as well
                           the secondary trading of                              GSCP (DEL) LLC                    0.0100%
                           such loans.Inventory and                                                              ---------
                           trade lesser developed                                                                100.0000%
                           country debt and senior
                           bank debt; to invest in
                           assignments and
                           participations in certain
                           bank debt, debt of other
                           lenders and anyo

SPECIAL SITUATIONS         The primary purpose of the        Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
INVESTING GROUP, INC.      entity is the buying and                              INC.
                           selling of bank debt.
                           Additionally, there will be
                           some securities trading.

GS GLOBAL FUNDING (CAYMAN) Holding company for               Cayman          1   GS FINANCIAL SERVICES L.P.      100.0000%
LIMITED                    Hechshire Limited.                Islands               (DEL)

HECHSHIRE                  Special purpose vehicle.          England         1   SHIRE UK LIMITED                100.0000%
                           Entity established to
                           facilitate structured
                           financing, specifically a
                           loan note issuance by
                           Goldman Sachs International.

LUGE LLC                   Entity established to             Delaware        1   MEHETIA HOLDINGS INC.           100.0000%
                           facilitate structured
                           financing.

MADISON/SPECIAL SITUATIONS Primarily in the business         Delaware        1   SPECIAL SITUATIONS              100.0000%
VALUE FUND, LLC            of buying bankruptcy trade                            INVESTING GROUP, INC.
                           claims

RTV VENTURES LLC           Delaware entity established       Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           to service an existing loan                           INC.
                           portfolio.

GS MORTGAGE I PARTNERS,    Entity established to             Delaware        2   GOLDMAN SACHS MORTGAGE           95.0000%
L.P.                       facilitate structured                                 COMPANY
                           financing.
                                                                                 GS MORTGAGE I HOLDINGS, LLC       5.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

MEHETIA HOLDINGS INC.      Parent company of Luge LLC,       Delaware        3   GS MEHETIA CORP.                 20.0000%
                           Mehetia Inc and Carrera2 LLC
                                                                                 GS MEHETIA LLC                   50.0000%

                                                                                 GS MEHETIA PARTNERSHIP LP        30.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GS MEHETIA CORP.           Parent company of Mehetia         Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           Holdings, Inc. and GS                                 INC.
                           Mehetia Partnership LP.

GS MEHETIA LLC             Parent company of Mehetia         Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           Holdings Inc.                                         INC.

GS MEHETIA PARTNERSHIP LP  Parent company of GS              Delaware        2   GS MEHETIA CORP.                  1.0000%
                           Mehetia Holdings Inc.
                                                                                 GS MEHETIA LLC                   99.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

MEHETIA INC.               Entity established to             Delaware        1   MEHETIA HOLDINGS INC.           100.0000%
                           facilitate structured
                           financing.

CARRERA2 LLC               Entity established to             Delaware        1   MEHETIA HOLDINGS INC.           100.0000%
                           facilitate structured
                           financing.

GS GLOBAL FUNDING II, CO.  Holding company for GS            Delaware        2   GOLDMAN SACHS CANADA INC.        23.0800%
                           Global Funding III,
                           Co.Holding company for GS                             GS FINANCIAL SERVICES L.P.       76.9200%
                           Global Funding III, Co.                               (DEL)                           ---------
                                                                                                                 100.0000%

GS GLOBAL FUNDING III, CO. Holding company for GS            Delaware        1   GS GLOBAL FUNDING II, CO.       100.0000%
                           Global Funding IV, LLC

GS GLOBAL FUNDING IV, LLC  Investor in preferred             Delaware        1   GS GLOBAL FUNDING III, CO.      100.0000%
                           securities.

GS GLOBAL INVESTMENTS, CO. Investor in preferred             Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           securities.                                           INC.

LIQUIDITY ASSETS LIMITED   Established as part of an         Cayman          1   LIQUIDITY ASSETS HOLDING        100.0000%
                           SSG Structured Investing          Islands             LIMITED
                           Group transaction.

GS GLOBAL INVESTMENTS III  Established as part of an         Delaware        1   GS GLOBAL INVESTMENTS, CO.      100.0000%
TRUST                      SSG Structured Investing
                           Group transaction.

COUNTY ASSETS LIMITED      Entity established to             Cayman          1   COUNTY FUNDING                  100.0000%
                           facilitate structured             Islands
                           financing.

COUNTY FUNDING             Entity established to             England         1   COUNTY UK LIMITED               100.0000%
                           facilitate structured
                           financing.

COUNTY UK LIMITED          Entity established to             Cayman          1   GS GLOBAL INVESTMENTS UK,       100.0000%
                           facilitate structured             Islands             INC.
                           financing.

GS GLOBAL INVESTMENTS UK,  Entity established to             Delaware        1   GS GLOBAL INVESTMENTS, CO.      100.0000%
INC.                       facilitate structured
                           financing.

MADISON/SPECIAL SITUATIONS Joint venture partner to          Delaware        1   SPECIAL SITUATIONS              100.0000%
VALUE FUND II, LLC         purchase small bankrupcy                              INVESTING GROUP, INC.
                           trade clients.

GS GLOBAL PARTNERS LLC     Entity established to             Delaware        1   GS FINANCIAL SERVICES L.P.      100.0000%
                           facilitate structured                                 (DEL)
                           financing.

GS CAPITAL FUNDING (UK) 1  Entity is part of the             England         1   GS DIVERSIFIED INVESTMENTS      100.0000%
LIMITED                    European Hedging Strategy                             LIMITED
                           deal.

GS WIND POWER II, LLC      Part of a wind energy             Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%
                           project.


RAFT RIVER I HOLDINGS, LLC Established as part of an         Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%
                           SSG Structured Investing
                           Group transaction.

RAFT RIVER ENERGY I LLC    Established as part of an         Delaware        1   RAFT RIVER I HOLDINGS, LLC      100.0000%
                           SSG Structured Investing
                           Group transaction.

BRIDGEWATER ODC, LLC       New entity to house a new         Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           US data center property                               INC.

HORIZON FUND               Fund in Brazil used to            Cayman          1   PROP - GS FUNDO DE              100.0000%
                           trade exotic products and         Islands             INVESTIMENTO MULTIMERCADO
                           in the near future                                    CREDITO PRIVADO -
                           commodities.                                          INVESTIMENTO NO EXTERIOR

GS MORTGAGE I HOLDINGS,    Entity established to             Delaware        1   GOLDMAN SACHS MORTGAGE          100.0000%
LLC                        facilitate structured                                 COMPANY
                           financing.

SYNFUEL SOLUTIONS HOLDINGS Holding company for Synfuel       Delaware        2   THE GOLDMAN SACHS GROUP,         99.9900%
LLC                        Holdings LLC.                                         INC.

                                                                                 GS FINANCIAL SERVICES L.P. (DEL)  0.0100%
                                                                                                                 ---------
                                                                                                                 100.0000%

GS V-1 HOLDINGS, L.P.      Entity established to             Bermuda         2   GSCP (DEL) INC.                  99.9900%
                           facilitate structured
                           financing.                                            GSCP (DEL) LLC                    0.0100%
                                                                                                                 ---------
                                                                                                                 100.0000%

GS WIND POWER I, LLC       Part of a wind energy             Delaware        1   GS FINANCIAL SERVICES L.P.      100.0000%
                           project.                                              (DEL)

GS GLOBAL MARKETS, INC.    Entity established to             Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           facilitate structured                                 INC.
                           financing.

GOLDMAN SACHS CAPITAL      Established as part of an         England         1   GS FINANCIAL SERVICES L.P.      100.0000%
INVESTMENTS LIMITED        SSG Structured Investing                              (DEL)
                           Group transaction.

GOLDMAN SACHS CAPITAL      Established as part of an         England         1   GOLDMAN SACHS CAPITAL           100.0000%
INVESTMENTS II LIMITED     SSG Structured Investing                              INVESTMENTS LIMITED
                           Group transaction.

CAPITAL INVESTMENTS (U.S.) Established as part of an         Delaware        1   GOLDMAN SACHS CAPITAL           100.0000%
III, L.L.C.                SSG Structured Investing                              INVESTMENTS II LIMITED
                           Group transaction.

GSFS INVESTMENTS I CORP.   Established as part of an         Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           SSG Structured Investing                              INC.
                           Group transaction.

ENERGY CENTER HOLDINGS,    Established as part of an         Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%
LLC                        SSG Structured Investing
                           Group transaction.

K.K. MINATO SAIKEN KAISHU  Servicer.                         Japan           1   MLQ INVESTORS, L.P.             100.0000%

GS 737 CLASSICS LEASING    Established as part of an         Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%
LLC                        SSG Structured Investing
                           Group transaction.

GS FUNDING OPPORTUNITIES   Issuing shares and                Delaware        1   GS FUNDING OPPORTUNITIES        100.0000%
LLC                        effecting transfers, making                           II LLC
                           distributions, entering
                           into and performing its
                           obligations, and exercising
                           and enforcing its rights
                           under each GS Funding
                           transaction document.

GS FUNDING OPPORTUNITIES   Issuing shares and                Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
II LLC                     effecting transfers, making                           INC.
                           distributions, entering
                           into and performing its
                           obligations, and exercising
                           and enforcing its rights
                           under each GS Funding II
                           transaction document.

FLURET TRUST               Established to facilitate         United          2   GS FINANCIAL SERVICES L.P.       95.0000%
                           structured financing.             Kingdom             (DEL)

                                                                                 GS FUNDING OPPORTUNITIES II LLC   5.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

FLURET LIMITED             Established as part of an         Isle of         1   FLURET TRUST                    100.0000%
                           SSG Structured Investing          Jersey
                           Group transaction.

HWE HOLDINGS LLC           Subsidiary of GS Wind             Delaware        1   GS WIND HOLDINGS LLC            100.0000%
                           Holdings LLC

GAC PERSONAL TK            An ASSG related entity that       Japan           2   GAC PERSONAL CO., LTD.            5.0000%
                           purchased residential loans
                           from Chiyoda Life.                                    GS FINANCIAL SERVICES L.P.       95.0000%
                                                                                 (DEL)                           ---------
                                                                                                                 100.0000%

LINDEN WOOD TK             An ASSG related entity that       Japan           2   LINDEN WOOD, LTD.                 5.0000%
                           invests in distressed loans.
                                                                                 GS FINANCIAL SERVICES L.P.       75.0000%
                                                                                 (DEL)
                                                                                                                 ---------
                                                                                                                  80.0000%

LEAF GREEN TK              Acquiring non performing          Japan           3   THE GOLDMAN SACHS GROUP,          5.1140%
                           loans and realizing them.                             INC.

                                                                                 LEAF GREEN CO., LTD.              5.0000%

                                                                                 KAGAWA (DELAWARE) L.L.C.         45.5125%
                                                                                                                 ---------
                                                                                                                 100.0000%

SOLAR WIND TK              An ASSG related entity that       Japan           2   SOLAR WIND LTD.                   5.0000%
                           invests in distressed loans.
                                                                                 KIRI (DELAWARE) L.L.C.           75.0000%
                                                                                                                 ---------
                                                                                                                  80.0000%

GS DIVERSIFIED INVESTMENTS Participate in PBL                Delaware        1   GS DIVERSIFIED FUNDING LLC      100.0000%
LIMITED                    structured financing
                           transaction.

GS DIVERSIFIED HOLDINGS    Participate in PBL                Cayman          1   GS DIVERSIFIED FUNDING LLC      100.0000%
LIMITED                    structured financing              Islands
                           transaction.

GS DIVERSIFIED FUNDING LLC Participate in PBL                Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           structured financing                                  INC.
                           transaction.

GS SOLAR POWER I, LLC      To hold equity interest in        Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%
                           solar power investment.

LORRAINE FUNDING LIMITED   To settle a trust used to         Cayman          1   GOLDMAN SACHS (CAYMAN)          100.0000%
                           raise [pound] 750 million         Islands             HOLDING COMPANY
                           of financing.

CHILTERN TRUST             Established in connection         United          2   GS FINANCIAL SERVICES L.P.       95.0000%
                           with a third party funding        Kingdom             (DEL)
                           transaction.
                                                                                 GS GLOBAL MARKETS, INC.           5.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GS DIVERSIFIED FINANCE     In connection with Televisa       Delaware        1   GS FINANCIAL SERVICES L.P.      100.0000%
III, LLC                   transaction.                                          (DEL)

GS DIVERSIFIED FINANCE V,  In connection with Televisa       Delaware        1   GS FINANCIAL SERVICES L.P.      100.0000%
LLC                        transaction.                                          (DEL)

GS DIVERSIFIED HOLDINGS II Engage in potential               Delaware        2   GS FINANCIAL SERVICES L.P.       99.9900%
LLC                        structured transaction with                           (DEL)
                           Azteca.

                                                                                 GS DIVERSIFIED FINANCE III, LLC   0.0100%
                                                                                                                 ---------
                                                                                                                 100.0000%

GSCP (DEL) INC.            To act as a general partner       Delaware        1   GOLDMAN SACHS BANK USA          100.0000%
                           and limited partner in GSCP
                           and to act as the member of
                           GSCP (DEL) LLC. GSCP (DEL)
                           INC. It does not carry on
                           active business.

GSCP (DEL) LLC             To act as limited partner         Delaware        1   GSCP (DEL) INC.                 100.0000%
                           for GSCP. It does not carry
                           on active business.

SHIGA (DELAWARE) LLC       This entity, a TK investor,       Delaware        1   GOLDMAN SACHS (ASIA)            100.0000%
                           was set up to provide                                 FINANCE HOLDINGS L.L.C.
                           equity financing to SPCs
                           which invests in
                           non-performing loans and
                           real estates.

KIRI (DELAWARE) L.L.C.     Pass-through entity used in       Delaware        1   GOLDMAN SACHS (ASIA)            100.0000%
                           connection with TK                                    FINANCE HOLDINGS L.L.C.
                           investing structures.

BAY WIND II TK             Purchasing unsecured loans        Japan           3   THE GOLDMAN SACHS GROUP,         21.8450%
                           jointly with Nochu                                    INC.

                                                                                 BAY WIND II LTD.                  9.7690%

                                                                                 SHIGA (DELAWARE) LLC             68.3860%
                                                                                                                 ---------
                                                                                                                 100.0000%

GS LEASING (KCSR 2005-1)   The entity is an equity           Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%
LLC                        holder in a leverage lease
                           transaction where the
                           assets are locomotives.

MINATOMARU HOTEL HOLDINGS  Holds hotels in Narita,           Japan           3   THE GOLDMAN SACHS GROUP,         18.9780%
TK                         Naha and Chitose, Japan.                              INC.

                                                                                 GS STRATEGIC INVESTMENTS JAPAN   24.1000%
                                                                                 LLC

                                                                                 MINATOMARU HOTEL HOLDINGS CO.,    5.0000%
                                                                                 LTD.
                                                                                                                 ---------
                                                                                                                 100.0000%

GK MUSASHINO KAIHATSU      Flagged for Tohoku REO            Japan           1   MLQ INVESTORS, L.P.             100.0000%
                           deall.Real Estate

KINBLEY REALTY PTE. LTD.   Consolidation of AEJ              Singapore       1   DHONI CAYMAN HOLDINGS LTD.      100.0000%
                           Entity. To acquire 48units
                           which consists of
                           apartments and townhouses
                           in residential development
                           in Singapore.

GK LUIGI                   Flagged for Shibuya               Japan           1   MLQ INVESTORS, L.P.             100.0000%
                           development deal

GK KOGANE                  Flagged for Restir Deal.          Japan           2   AR HOLDINGS GK                    1.0000%

                                                                                 MLQ INVESTORS, L.P.              99.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

MUSASHINO KAIHATSU TK      To acquire three suburban         Japan           3   THE GOLDMAN SACHS GROUP,         39.4734%
                           neighborhood shopping                                 INC.
                           centers located in northern
                           part of Japan, such as                                GS STRATEGIC INVESTMENTS JAPAN   50.4388%
                           Koriyama, Sendai and Aomori                           LLC
                           Pref.
                                                                                 GK MUSASHINO KAIHATSU            10.0878%
                                                                                                                 ---------
                                                                                                                 100.0000%

LUIGI TK                   To purchase land and              Japan           3   THE GOLDMAN SACHS GROUP,         39.4741%
                           develop office building in                            INC.
                           Shibuya, Tokyo
                                                                                 GS STRATEGIC INVESTMENTS JAPAN   46.6119%
                                                                                 LLC

                                                                                 GK LUIGI                         13.9140%
                                                                                                                 ---------
                                                                                                                 100.0000%

I PET CO., LTD             An insurance company for          Japan           1   JUPITER INVESTMENT CO.,         100.0000%
                           pets. Also has equity in                              LTD.
                           subsidiary.

TAKAHAMA KAIHATSU TK       To purchase the building          Japan           3   THE GOLDMAN SACHS GROUP,         40.2128%
                           which occupied by Tiffany's                           INC.
                           in Ginza where commercial
                           area in Japan.                                        GS STRATEGIC INVESTMENTS         49.8226%
                                                                                 JAPAN LLC

                                                                                 GK TAKAHAMA KAIHATSU              9.9646%

                                                                                                                 ---------
                                                                                                                 100.0000%

GK TAKAHAMA KAIHATSU       Flagged for Tiffany               Japan           2   GOLDMAN SACHS REALTY JAPAN        0.0000%
                           deal.Holding real estate                              LTD.
                           trust beneficialy intrest.
                                                                                 MLQ INVESTORS, L.P.             100.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GK DOTONBORI KAIHATSU      Flagged for Dotonbori deal.       Japan           1   MLQ INVESTORS, L.P.             100.0000%
                           Holding Real estates

SAVU PROPERTIES PTE. LTD.  Property management.              Singapore       2   THE GOLDMAN SACHS GROUP,         20.2250%
                                                                                 INC.

                                                                                 BAEKDU INVESTMENTS LIMITED       30.0000%
                                                                                                                 ---------
                                                                                                                  50.2250%

KASHIWABARA TOSHI KAIHATSU To acquire Real Estate in         Japan           2   NEPHRITE EQUITY CO., LTD.         1.1111%
TK                         Kobe, Japan
                                                                                 GK KASHIWABARA TOSHI KAIHATSU    98.8889%
                                                                                                                 ---------
                                                                                                                 100.0000%

GS GUERNSEY INVESTMENTS    Subsidiary of MTGLQ to hold       United          1   MTGLQ INVESTORS, L.P.           100.0000%
LTD                        75% of Shilling/Caledonian        Kingdom
                           group via Preference shares

GOLDMAN SACHS STRATEGIC    General investment company        England         1   GOLDMAN SACHS                   100.0000%
INVESTMENTS (U.K.) LIMITED                                                       INTERNATIONAL HOLDINGS LLC

SHIOHAMA KAIHATSU TK       To acquire 3 retail               Japan           4   GOLDMAN, SACHS & CO.              0.0000%
                           neighborhood shopping
                           centres in Fukushima Pref.                            THE GOLDMAN SACHS GROUP, INC.    20.1780%

                                                                                 GS STRATEGIC INVESTMENTS JAPAN   25.0000%
                                                                                 LLC

                                                                                 GK SHIOHAMA KAIHATSU              5.0000%
                                                                                                                 ---------
                                                                                                                  50.1780%

GK SHIOHAMA KAIHATSU       Flagged for Michinoku             Japan           1   MLQ INVESTORS, L.P.             100.0000%
                           Sendai Deal (beneficiary
                           rights)

FANTASIA (CAYMAN) LTD.     Pre-IPO investment in             Cayman          2   THE GOLDMAN SACHS GROUP,         13.4940%
                           China. The deal entails           Islands             NC.
                           investment in Equity and
                           debt of real estate                                   GOLDMAN SACHS RE INVESTMENTS     53.3333%
                           developer with most                                   HOLDINGS LIMITED
                           projects in Shenzhen and                                                              ---------
                           Chengdu.                                                                               66.8273%

WWDI INVESTMENTS LTD       This involves purchase of         Mauritius       1   WWD INVESTMENT HOLDINGS LTD      91.5000%
                           6.5 Acres of land to
                           develop residential
                           property, luxury hotel and
                           service apartments.
                           Development to commence in
                           Jul 08. Seller is ETA- a
                           Dubai based development
                           company.

WWD INVESTMENT HOLDINGS    This involves purchase of         Mauritius       2   THE GOLDMAN SACHS GROUP,         20.5670%
LTD                        6.5 Acres of land to                                  INC.
                           develop residential
                           property, luxury hotel and                            GOLDMAN SACHS RE INVESTMENTS     29.7350%
                           service apartments.                                   HOLDINGS LIMITED
                           Development to commence in                                                            ---------
                           Jul 08. Seller is ETA- a                                                               50.3020%
                           Dubai based development
                           company.

C.H. WHITE FLOWER          Holding GK Frangipani             Japan           1   AR HOLDINGS GK                  100.0000%

WWD TOPAZ INVESTMENTS      Investment in Vatika Group,       Mauritius       1   WWD INVESTMENT HOLDINGS LTD     100.0000%
LIMITED                    a Gurgaon (India) based
                           real estate developer

SAVU INVESTMENTS PTE. LTD. Purchase of 100% shares of        Singapore       1   KINBLEY (DELAWARE) LLC III      100.0000%
                           asset holding company Savu
                           Investments Ltd which is
                           holding Hitachi Towers in
                           Singapore.

FRANGIPANI TK              Entity set up to refinance        Japan           1   BLUE SQUARE TK                  100.0000%
                           the loan to Takara-Gumi.

GK FRANGIPANI              Flagged for Project               Japan           1   C.H. WHITE FLOWER               100.0000%
                           Manhattan. Owns
                           Loans.Investment vehicle

BLUE SQUARE TK             Entity set up to refinance        Japan           1   NEPHRITE EQUITY CO., LTD.       100.0000%
                           the loan to Takara-Gumi.

GS LIQUID TRADING PLATFORM Entity 1 for the Liquid           Isle of         1   GOLDMAN SACHS GROUP             100.0000%
I PCC                      Trading Platform                  Jersey              HOLDINGS (U.K.)

GS LIQUID TRADING PLATFORM Entity 2 for the Liquid           Isle of         1   GOLDMAN SACHS GROUP             100.0000%
II LIMITED                 Trading PlatformEntity 2          Jersey              HOLDINGS (U.K.)
                           for the Liquid Trading
                           Platform

GK BLUE SQUARE             Flagged for Project               Japan           1   JUPITER INVESTMENT CO.,         100.0000%
                           Manhattan. Holding loan.                              LTD.

GK KITANOMARU              Flagged for Shinjuku MOA          Japan           1   MLQ INVESTORS, L.P.             100.0000%
                           Deal (Alook). Holds hard
                           asset.


KAIKE ONSEN HOTEL          Management of                     Japan           1   GOLDMAN SACHS REALTY            100.0000%
MANAGEMENT CO., LTD.       Ryokan.(Japannese                                     JAPAN LTD.
                           Hotel);Flagged for Onsen
                           deal. Housing employees.

GK KAIHIN                  Flagged for Paco Hakodate         Japan           1   MLQ INVESTORS, L.P.             100.0000%
                           Deal/Real Estate. Holds
                           hard RE asset.

GK SPICA                   Purchasing Loans. Flagged         Japan           1   JLQ LLC                         100.0000%
                           for SMBC SPL portfolio
                           acquisition deal (ASSG)

KPL FINANCE LIMITED        Killingholme trade                Cayman          1   KILLINGHOLME GENERATION         100.0000%
                                                             Islands             LIMITED

BRM HOLDINGS LLC           Business Records Management       Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%

PMF-1 (BES III)            It is not a true legal            United          1   ELQ INVESTORS, LTD              100.0000%
                           entity. PMF 1 has a non           Kingdom
                           performing porfolio for
                           which the desk needs
                           separate reporting and
                           entity 2398 has been set up
                           to facilitate this.

PMF-2 (BES III), LTD       It is not a true legal            United          1   GS EUROPEAN OPPORTUNITIES       100.0000%
                           entity. PMF 2 has a non           Kingdom             INVESTMENT FUND B.V.
                           performing porfolio for
                           which the desk needs
                           separate reporting and
                           entity 2399 has been set up
                           to facilitate this.

GS EUROPEAN OPPORTUNITIES  Purchase through its              Netherlands     1   ELQ INVESTORS, LTD               75.0000%
INVESTMENT FUND B.V.       subsidiaries fixed income
                           securities and portfolio of
                           investments.

GS EUROPEAN OPPORTUNITIES  Primary activity is to            Cayman          1   MTGLQ INVESTORS, L.P.            75.0000%
FUND L.P. (CAYMAN)         provide subordinated debt         Islands
                           to the various
                           Opportunities Fund
                           entities. Note that this
                           Cayman L.P. was formed to
                           replace the existing
                           Delaware L.P. of the same
                           name which was disolved on
                           28/12/04.

DEMAC FINANCIAL SERVICES,  Incorporated to provide           The Czech       1   MTGLQ INVESTORS, L.P.            91.6200%
S.R.O                      debt servicing and                Republic
                           administrative services for
                           CDV-1, Ltd.'s loan assets.

PMF-1, LTD.                Set up for the purpose of         England         1   ELQ INVESTORS, LTD              100.0000%
                           acquiring a portfolio of
                           non-performing Portuguese
                           mortgages

PMF-2, LTD                 Established for the purpose       England         1   GS EUROPEAN OPPORTUNITIES       100.0000%
                           of acquiring a 95%                                    INVESTMENT FUND B.V.
                           participation in a
                           portfolio of non-performing
                           Portuguese mortgages from
                           PMF-1, Ltd.

GS EUROPEAN INVESTMENT     Asset owning subsidiary for       England         1   GS EUROPEAN OPPORTUNITIES       100.0000%
GROUP II LTD.              GS European Opportunities                             FUND II L.P.
                           Fund II

GS EUROPEAN OPPORTUNITIES  Holding Partnership for the       England         1   ELQ INVESTORS, LTD               75.0000%
FUND II L.P.               European Opportunities Fund
                           II

SANA Acquisitions Ltd      Entity set up to hold             England         1   GS EUROPEAN OPPORTUNITIES       100.0000%
                           portfolio of non-performing                           FUND II L.P.
                           German loans

MEP GS INVESTOR (CAYCO)    Holding Entity                    Cayman          1   MLQ, L.L.C.                     100.0000%
LIMITED                                                      Islands

GS LEASING (KCSR 2007-1)   Hold operating leases in          Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%
LLC                        airplanes

WWD MARBLE LIMITED         To hold the shares of a           Mauritius       1   WWD INVESTMENT HOLDINGS LTD     100.0000%
                           Real estate entity in
                           India.

GK KUROBE                  Flagged for Greens Hotel          Japan           1   MLQ INVESTORS, L.P.             100.0000%
                           Deal 2 (Kitami
                           Acquisition). Owns
                           beneficiary right for
                           Comfort Hotel Kitami.

KAIHIN TK                  To acquire Hotel Paco             Japan           3   THE GOLDMAN SACHS GROUP,         22.4550%
                           Hacodate.                                             INC.

                                                                                 GS STRATEGIC INVESTMENTS JAPAN   25.0000%
                                                                                 LLC

                                                                                 GK KAIHIN                         5.0000%
                                                                                                                 ---------
                                                                                                                  52.4550%

GSCP MEXICO, S.A. de C.V., Trade certain products (OTC       Mexico          2   GOLDMAN SACHS GROUP Y             0.0020%
SOFOM, E.N.R.              derivatives and Lending                               COMPANIA, S. DE R.L. DE
                           respectively) with local                              C.V.
                           Mexican clients.
                                                                                 GS FINANCIAL SERVICES L.P.       99.9980%
                                                                                 (DEL)
                                                                                                                 ---------
                                                                                                                 100.0000%

KINBLEY (DELAWARE) LLC III An entity for Hitachi             Delaware        2   THE GOLDMAN SACHS GROUP,         20.1990%
                           Towers deal                                           INC.

                                                                                 GOLDMAN SACHS RE INVESTMENTS     30.0000%
                                                                                 HOLDINGS LIMITED
                                                                                                                 ---------
                                                                                                                  50.1990%

GOLDMOUNT AIRCRAFT LEASING Hold operating leases in          Ireland         1   GSFS INVESTMENTS I CORP.        100.0000%
IRELAND AS LIMITED         trains.

GS/MC LEASING KDAA, LLC    To hold aircraft that are         Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%
                           on lease to external
                           parties.

GS/MC LEASING SWAA, LLC    Hold operating leases in          Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%
                           airplanes

GS/MC LEASING KLMA, LLC    Hold operating leases in          Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%
                           airplanes

GS LEASING                 Hold operating leases in          Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%
(BOEING 737-3T0) LLC       airplanes

GK MUSASHI                 Holding Real                      Japan           1   MUSASHI CAYMAN CO., LTD.        100.0000%
                           estates.Flagged for
                           Uchikanda (Totate) deal.

MUSASHI TK                 To acquire real estate.           Japan           3   THE GOLDMAN SACHS GROUP,         22.4600%
                                                                                 INC.

                                                                                 GS STRATEGIC INVESTMENTS         25.0000%
                                                                                 JAPAN LLC

                                                                                 GK MUSASHI                        5.0000%
                                                                                                                 ---------
                                                                                                                  52.4600%

GOLDMAN SACHS SAUDI ARABIA Established to offer              The Kingdom     5   GOLDMAN SACHS HOLDINGS            0.2500%
                           private wealth management,        of Saudi            (U.K.)
                           securities, asset                 Arabia
                           management and investment                             GOLDMAN SACHS GLOBAL              0.2500%
                           banking services.                                     HOLDINGS L.L.C.

                                                                                 GSEM (DEL) HOLDINGS, L.P.         0.2500%

                                                                                 GOLDMAN SACHS GROUP HOLDINGS      0.2500%
                                                                                 (U.K.)
                                                                                                                 ---------
                                                                                                                 100.0000%

GSCP LATIN AMERICA LLC     Formed for the purpose of         Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           providing loans                                       INC.

CITY VIEW PROPERTIES       To Purchase a land in India       India           1   WWD PEARL LTD                    73.0000%
PRIVATE LIMITED            and develop hotel and
                           residential complex.

GREEN BANATELIS LIMITED    An entity for City View           Cyprus          1   WWDI INVESTMENTS LTD            100.0000%
                           Properties Pvt Ltd.

WWD PEARL LTD              An entity for City View           Mauritius       1   WWDI INVESTMENTS LTD            100.0000%
                           Properties Pvt Ltd.

INSTITUTIONAL LIFE         It will perform                   Delaware        1   GS RE HOLDINGS, INC.             52.2235%
ADMINISTRATION, LLC        administrative functions
                           for life settlements
                           purchased on the
                           Institutional Life Services
                           platform.

ALLMERICA GLOBAL FUNDING,  It issued notes to                Cayman          1   FIRST ALLMERICA FINANCIAL       100.0000%
LLC                        third-party investors             Islands             LIFE INSURANCE COMPANY

ARCHON UK LIMITED          Managing government office        England         1   ARCHON GROUP, L.P.              100.0000%
                           buildings in London.

AH ORLANDO, L.P.           Property manager of Hotel         Delaware        1   ARCHON HOSPITALITY, L.P.        100.0000%
                           Royal Plaza

ARCHON/PPM L.L.C.          An investment                     Delaware        1   ARCHON GROUP, L.P.              100.0000%
                           entity/partner in former
                           Trillium investment.

TNL NETWORK, LTD.          Entity is consolidating on        Texas           1   ARCHON GROUP, L.P.              100.0000%
                           the books and records of
                           Archon Group, L.P. (enttyt
                           0100)

AGCH GEN-PAR, L.L.C.       Real estate property/asset        Delaware        1   ARCHON GROUP, L.P.              100.0000%
                           manager (subconsolidating
                           entities)

BTS SOLUTIONS, L.L.C.      "Behind-The-Scenes" Archon        Delaware        1   ARCHON GROUP, L.P.              100.0000%
                           Group servicing entity.

GSSLG GEN-PAR, L.L.C.      Real estate property/asset        Delaware        1   ARCHON GROUP, L.P.              100.0000%
                           manager (subconsolidating
                           entities)

TITLE NETWORK, LTD.        Entity is consolidating on        Texas           2   ARCHON GROUP, L.P.                1.0000%
                           the books and records of
                           Archon Group, L.P.                                    TNL NETWORK, LTD.                99.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

RE ACQUISITION, L.L.C.     Entity is consolidating  on       Delaware        1   ARCHON GROUP, L.P.              100.0000%
                           the books and records  of
                           Archon Group, L.P.

ARCHON THAILAND, LLC       To serve as Archon Group's        Delaware        1   ARCHON GROUP, L.P.              100.0000%
                           branch in Thailand

ARCHON HOSPITALITY, L.P.   Part of Archon's real             Delaware        2   ARCHON GROUP, L.P.               99.0000%
                           estate hospitality platform
                                                                                 ARCHON HOSPITALITY GEN-PAR,       1.0000%
                                                                                 L.L.C.
                                                                                                                 ---------
                                                                                                                 100.0000%

ARCHON ACQUISITION, LLC    Entity is consolidating on        Delaware        1   ARCHON GROUP, L.P.              100.0000%
                           the books and records of
                           Archon Group, L.P. (entity
                           0100)

AWH ARCHON GEN-PAR, L.L.C. To act as general partner         Delaware        1   ARCHON GROUP, L.P.              100.0000%
                           of Archon Core Plus Real
                           Estate Fund 2005, L.P.

ARCHON KOREA, L.L.C.       A servicing and asset             Korea           2   THE GOLDMAN SACHS GROUP,         51.0000%
                           management company in Korea.                          INC.

                                                                                 ARCHON GROUP, L.P.               49.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

ARCHON GROUP               Real estate property/asset        Delaware        2   ARCHON GROUP, L.P.               99.0000%
INTERNATIONAL, L.P.        manager (subconsolidating
                           entities)                                             ARCHON INTERNATIONAL HOLDINGS,    1.0000%
                                                                                 L.L.C.
                                                                                                                 ---------
                                                                                                                 100.0000%

GRUPO ARCHON SOCIEDAD DE   To serve as asset manager         Delaware        2   ARCHON GROUP, L.P.               99.0000%
RESPONSIBILIDAD LIMITADA   and/or investor in
                           portfolios in Mexico                                  ARCHON INTERNATIONAL HOLDINGS,    1.0000%
                                                                                 L.L.C.
                                                                                                                 ---------
                                                                                                                 100.0000%

ARCHON HOSPITALITY         To act as sole general            Delaware        1   ARCHON GROUP, L.P.              100.0000%
GEN-PAR, L.L.C             partner of Archon
                           Hospitality, L.P.

ARCHON GROUP CANADA        Real estate property/asset        Delaware        2   ARCHON GROUP, L.P.               99.0000%
HOLDINGS, L.P.             manager (subconsolidating
                           entities)                                             AGCH GEN-PAR, L.L.C.              1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

ARCHON RESIDENTIAL         A multifamily property            Delaware        2   ARCHON GROUP, L.P.               99.0000%
MANAGEMENT, L.P.           management company.
                                                                                 ARCHON RESIDENTIAL MANAGEMENT
                                                                                 GEN-PAR, INC.                     1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

ARCHON INTERNATIONAL       Entity is consolidating on        Delaware        1   ARCHON GROUP, L.P.              100.0000%
HOLDINGS, L.L.C.           the books  and records of
                           Archon Group, L.P. (entity
                           0100)

GS CANADA SPECIALTY        Real estate property/asset        Nova Scotia     1   ARCHON GROUP CANADA             100.0000%
LENDING COMPANY            manager (subconsolidating                             HOLDINGS, L.P.
                           entities)

GOLDMAN SACHS SPECIALTY    Real estate property/asset        Delaware        2   ARCHON GROUP, L.P.               99.0000%
LENDING GROUP, L.P.        manager (subconsolidating
                           entities)                                             GSSLG GEN-PAR, L.L.C.             1.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

ARCHON RESIDENTIAL         General partner of Archon         Delaware        1   ARCHON GROUP, L.P.              100.0000%
MANAGEMENT GEN-PAR, INC.   Residential Management L.P.

JLQ LLC                    Special purpose company for       Cayman          1   GS FINANCIAL SERVICES L.P.      100.0000%
                           purchase of loans. Owns           Islands             (DEL)
                           equities, convertible bond,
                           put option, etc.

NASU URBAN PROPERTIES      Holding a Japanese Inn            Japan           1   JLQ LLC                         100.0000%
CO., LTD.                  Ouan)& #12539; Holding Real
                           Estate.

GOLDMAN SACHS REALTY ASIA  This entity is a corporate        Singapore       1   GOLDMAN SACHS FOREIGN           100.0000%
PACIFIC PTE. LTD.          entity for Archon, and will                           EXCHANGE (SINGAPORE) PTE.
                           perform real estate asset
                           management in Singapore and
                           non Japan Asia. It will
                           perform the equivalent
                           functions of GSRJL except
                           for the AEJ region.

GK JUPITER INVESTMENT II   Flagged for SBIC Deal. Has        Japan           1   AR HOLDINGS GK                  100.0000%
                           ownership of Japanese
                           limited partnership.

ARROW REINSURANCE COMPANY, Licensed insurance company        Bermuda         1   THE GOLDMAN SACHS GROUP,        100.0000%
LIMITED                    to act as a "transformer"                             INC.
                           between traditional
                           insurance and reinsurance
                           markets and the capital
                           markets.  Holds casualty
                           bond positions.

GOLDMAN SACHS FINANCIAL    OTC Derivatives Dealer;           Delaware        2   THE GOLDMAN SACHS GROUP,         99.0000%
MARKETS, L.P.              broker/dealer; SEC File No.                           INC.
                           8-51753
                                                                                 GOLDMAN SACHS FINANCIAL MARKETS   1.0000%
                                                                                 L.L.C.
                                                                                                                 ---------
                                                                                                                 100.0000%

GOLDMAN SACHS (ASIA) LLC   Taiwan brokerage, agency          Delaware        1   GOLDMAN SACHS (ASIA) L.L.C.     100.0000%
TAIWA                      trading GSI

GOLDMAN SACHS EUROPE       UK  covered warrants and          England         2   GOLDMAN SACHS HOLDINGS           99.0000%
                           agency lending                                        (U.K.)

                                                                                 GOLDMAN SACHS GROUP HOLDINGS     1.0000%
                                                                                 (U.K.)
                                                                                                                 ---------
                                                                                                                 100.0000%

WILLIAM STREET COMMITMENT  Entity set up to extend           Delaware        1   GOLDMAN SACHS BANK USA          100.0000%
CORPORATION                unfunded loan commitments
                           to investment-grade
                           customers of GS Group

WILLIAM STREET EQUITY LLC  Entity invests in William         Delaware        1   GOLDMAN SACHS BANK USA          100.0000%
                           Street Funding Corporation
                           in exchange for equity and
                           mezzanine securities.Entity
                           invests in William Street
                           Funding Corporation in
                           exchange for equity and
                           mezzanine securities.

WILLIAM STREET FUNDING     Provides sources of               Delaware        1   WILLIAM STREET EQUITY LLC       100.0000%
CORPORATION                liquidity for potential
                           funding of commitments
                           initiated in William Street
                           Commitment Corporation.

GOLDMAN SACHS (JERSEY)     To issue warrants                 Isle of         1   GOLDMAN SACHS INTERNATIONAL     100.0000%
LIMITED                                                      Jersey

WILLIAM STREET CREDIT      To extend commitments to          Delaware        1   GOLDMAN SACHS BANK USA          100.0000%
CORPORATION                borrowers during transition
                           over to William Street Corp.

GSSM HOLDING (U.K.)        To hold firms investments         England         1   THE GOLDMAN SACHS GROUP,        100.0000%
                           in SMFG convertible                                   INC.
                           preferreds.

GSSM HOLDING LLC           Established to hold firm's        Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           investments in SMFG                                   INC.
                           convertible preferreds - As
                           of 11-25-05, the SMFG
                           Pref's were held by GS
                           Group,

GS EUROPEAN STRATEGIC      Primarily invests in non          Netherlands     1   GS EUROPEAN OPPORTUNITIES       100.0000%
INVESTMENT GROUP B.V.      investment grade or                                   INVESTMENT FUND B.V.
                           distressed securities and
                           loans of European companies.

GS EUROPEAN INVESTMENT     Established to purchase and       Netherlands     1   ELQ INVESTORS, LTD              100.0000%
GROUP B.V.                 originate publicly and
                           privately issued fixed
                           income securities.

GS EUROPEAN MEZZANINE      Established to purchase and       Netherlands     1   ELQ INVESTORS, LTD              100.0000%
INVESTMENT GROUP           originate publicly and
                           privately issued fixed
                           income securities.

GOLDMAN SACHS SPECIALTY    makes debt and equity             Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
LENDING HOLDINGS, INC.     investments in middle                                 INC.
                           market companies

GOLDMAN SACHS LENDING      Primarily originates,             Delaware        1   MTGLQ INVESTORS, L.P.           100.0000%
PARTNERS LLC               sydicates and trades
                           commercial-purpose loans to
                           institutional borrowers

GOLDMAN SACHS SPECIALTY    To hold loans to be               Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
LENDING HOLDINGS, INC. II  financed by Norinchukin Bank                          INC.

REMARK FUNDING CO., LLC    Purchase retail installment       Delaware        1   MTGLQ INVESTORS, L.P.           100.0000%
                           contracts (RICs) and Auto
                           Loans from Banks, Thrifts,
                           Credit Unions, Independent
                           Finance Companies and other
                           Specialty Finance Dealer
                           Related Company. Purchase
                           loans and get leverage or
                           securitize after a couple
                           of years (couldP

GOLDMAN SACHS SPECIALTY    loans to middle market            Cayman          1   GOLDMAN SACHS SPECIALTY         100.0000%
LENDING CLO-I, LTD.        companies; makes debt and         Islands             LENDING HOLDINGS, INC. II
                           equity investments in
                           middle market companies

CHARLESTON CAPITAL         To pursue various                 District of     1   COLUMBIA CAPITAL LIFE           100.0000%
REINSURANCE, LLC           opportunities in the              Columbia            REINSURANCE COMPANY
                           reinsurance business.

COLUMBIA CAPITAL LIFE      Established to pursue             District of     1   THE GOLDMAN SACHS GROUP,        100.0000%
REINSURANCE COMPANY        various opportunities in          Columbia            INC.
                           the reinsurance business.

GS INVESTMENTS (CAYMAN)    Equity investments                Cayman          1   GSEM (DEL) HOLDINGS, L.P.       100.0000%
LIMITED                                                      Islands

GS MIDDLE EAST (CAYMAN)    Holding Company                                   1   GSEM (DEL) HOLDINGS, L.P.       100.0000%
LTD

OPAL RESOURCES LLC         To acquire, own, hold,            Delaware        1   MTGLQ INVESTORS, L.P.           100.0000%
                           maintain, renew, drill,
                           develop and operate Oil and
                           Gas Interests and related
                           assets and other properties
                           in the continental United
                           States, and the state and
                           federal waters offshore.

GSFS IV LLC                to warehouse aircrafts            Delaware        1   GSFS INVESTMENTS I CORP.        100.0000%

TRIUMPH II INVESTMENTS     Primarily established to          Ireland         1   GS ASIAN VENTURE                100.0000%
(IRELAND) LIMITED          hold ASSG positions in                                (DELAWARE) L.L.C.
                           Korean assets.

TRIUMPH III INVESTMENTS    To hold an array of Dong Ah       Ireland         1   BEST II INVESTMENTS             100.0000%
(IRELAND) LIMITED          Construction Ltd claims                               (DELAWARE) L.L.C.
                           with a portion guaranteed
                           by Korea Express Co. and
                           certain direct claim of
                           Korea Express Co.

GOLDMAN SACHS STRUCTURED   Primarily engaged in              Cayman          1   GOLDMAN SACHS (ASIA)            100.0000%
PRODUCTS (ASIA) LIMITED    issuing derivative                Islands             FINANCE
                           instruments on the Hong
                           Kong exchange.

GOLDMAN SACHS BANK         Entitiy for Irish Bank            Ireland         1   GOLDMAN SACHS IRELAND           100.0000%
(EUROPE) PLC                                                                     DINGS LIMITED

GOLDMAN SACHS IRELAND      Formerly Goldman Sachs            Ireland         2   GOLDMAN SACHS GLOBAL             25.0000%
GROUP LIMITED              Private Bank Limited.                                 HOLDINGS L.L.C.

                                                                                 GOLDMAN SACHS PRIVATE BANK       75.0000%
                                                                                 HOLDINGS LLC
                                                                                                                 ---------
                                                                                                                 100.0000%

GOLDMAN SACHS IRELAND      Entity for Irish Bank- GSB6       Ireland         1   GOLDMAN SACHS IRELAND           100.0000%
HOLDINGS LIMITED                                                                 GROUP LIMITED

GOLDMAN SACHS PRIVATE BANK holding company for Irish         Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
HOLDINGS LLC               bank structure                                        INC.

BEST II INVESTMENTS        Primarily established to          Delaware        1   GS FINANCIAL SERVICES L.P.      100.0000%
(DELAWARE) L.L.C.          hold investments in Triumph                           (DEL)
                           Investments (Ireland)
                           Limited and Triumph III
                           Investments (Ireland)
                           Limited.

BAEKDU INVESTMENTS LIMITED Intermediate holding              Cayman          1   LANDPRO INVESTMENTS             100.0000%
                           company of ASSG for               Islands             (DELAWARE) L.L.C.
                           investments with REPIA.

GOLDMAN SACHS STRATEGIC    Primarily established to          Delaware        1   MLT INVESTMENTS LTD.            100.0000%
INVESTMENTS (ASIA) L.L.C.  hold private equity
                           positions of ASSG

GOLDMAN SACHS (HONG KONG)  Acquiring and holding for         Hong Kong       2   GOLDMAN SACHS (ASIA)             95.0000%
FUNDING PARTNERSHIP        investment or otherwise and                           FINANCE
                           selling, assigning,
                           transferring or otherwise                             GOLDMAN SACHS (HONG KONG)         5.0000%
                           dealing with bonds or any                             COMPANY LIMITED
                           other securities issued by                                                            ---------
                           any corporation or                                                                    100.0000%
                           governmental entity.
                           Negotiating terms,
                           purchasing the Bond (USD
                           Guaranteed Bond du



GOLDMAN SACHS INDIA        Will hold ASSG assets.            Mauritius       1   JADE DRAGON (MAURITIUS)         100.0000%
VENTURE CAPITAL LIMITED                                                                          LIMITED

GOLDMAN SACHS STRATEGIC    Global Business Licence           Mauritius       1   PANDA INVESTMENTS LTD           100.0000%
HOLDINGS LIMITED           CATEGORY 1. Holding Company
                           for certain PRC investments
                           for ASSG.Changed financial
                           year end from last Friday
                           of November to 31 December,
                           starting from financial
                           year 2009 onwards.

GS STRATEGIC INVESTMENTS   To hold ASSG positions in         Mauritius       1   PANDA INVESTMENTS LTD           100.0000%
LIMITED                    Indian private equities.

GOLDMAN SACHS LLC          The Company's principal           Mauritius       1   HULL TRADING ASIA LIMITED       100.0000%
                           activity is to engage in
                           the trading of financial
                           products.

GOLDMAN SACHS STRATEGIC    Potentially holding ASSG          Delaware        2   EUSTON ENTERPRISES LIMITED       50.0000%
INVESTMENTS (DELAWARE)     positions
L.L.C.                                                                           FAIRWAY ENTERPRISES LIMITED      50.0000%
                                                                                                                 ---------
                                                                                                                 100.0000%

GRAND STEEL STRATEGIC      To hold investments in            Cayman          1   GOLDMAN SACHS STRATEGIC         100.0000%
INVESTMENT LIMITED         Jianlong, a steel                 Islands             INVESTMENTS (ASIA) L.L.C.
                           Manufacturer in China

GLOBAL TECHNOLOGIES        Investment Holding                British         1   MLT INVESTMENTS LTD.            100.0000%
INTERNATIONAL LIMITED                                        Virgin
                                                             Islands

GOLDMAN SACHS CHINA        Holding Co of Jade Dragon         Mauritius       1   JADE DRAGON (MAURITIUS)         100.0000%
VENTURE I (MAURITIUS)      Venture Investment Limited                            LIMITED
LIMITED

GOLDMAN SACHS CHINA        Holding Co of Jade Dragon         Mauritius       1   JADE DRAGON (MAURITIUS)         100.0000%
VENTURE II (MAURITIUS)     Venture Investment Limited                            LIMITED
LIMITED

JADE DRAGON VENTURE        Venture capital company for       People's        2   GOLDMAN SACHS CHINA              60.0000%
INVESTMENT LIMITED         ASSG in the PRC                   Republic            VENTURE I (MAURITIUS)
                                                             of China            LIMITED

                                                                                 GOLDMAN SACHS CHINA VENTURE II   40.0000%
                                                                                 (MAURITIUS) LIMITED
                                                                                                                 ---------
                                                                                                                 100.0000%

ELEVATECH LIMITED          Holding ASSG investments          Hong Kong       1   MLT INVESTMENTS LTD.            100.0000%

GOLDMAN SACHS HOLDINGS     Holding company for AEJ           Hong Kong       1   GOLDMAN SACHS (ASIA)            100.0000%
(HONG KONG) LIMITED        entities                                              CORPORATE HOLDINGS L.P.

ARROW CORPORATE MEMBER     Entity owns participation         England         1   ARROW CORPORATE MEMBER          100.0000%
LIMITED                    in a syndicate at Lloyds                              HOLDINGS LLC
                           that writes property
                           catastrophe insurance.

Arrow Syndicate 1910       Underwrites World property        United          1   ARROW CORPORATE MEMBER          100.0000%
                           catastrophe, Lyods mkt            Kingdom             LIMITED

AGALIA CAPITAL LTD.        The entity, incorporated in       British         1   GOLDMAN SACHS STRATEGIC          75.0000%
                           BVI, is newly acquired by         Virgin              INVESTMENTS (ASIA) L.L.C.
                           GSSIA (6153) in Dec 07. The       Islands
                           entity is 75% owned by
                           GSSIA (6153) upon
                           completion of acquisition.
                           The entity's principal
                           business is investment
                           holding.

GOLDMAN SACHS (HONG KONG)  Investment holding                Hong Kong       1   GOLDMAN SACHS HOLDINGS          100.0000%
COMPANY LIMITED                                                                  (HONG KONG) LIMITED

GS REA HOLDINGS, L.L.C.    Firm direct investment.GS         Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           REA Holdings, L.L.C.                                  INC.

GS-MPIM I, LLC             Firm direct investment.GS         Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           MPIM I, L.L.C.                                        INC.

GS REA GOLDENBRIDGE        To invest in                      Delaware        1   GS REA HOLDINGS, L.L.C.         100.0000%
HOLDINGS L.L.C.            distressed/mezz debt.

G.S.Q SPV (1) LIMITED      Investment company                Nigeria         1   ELQ INVESTORS, LTD              100.0000%

TELE SPV LIMITED           Investment company                Nigeria         1   ELQ INVESTORS, LTD              100.0000%

YORAM LIMITED              Investment company                Nigeria         1   ELQ INVESTORS, LTD              100.0000%

GS KILLINGHOLME CAYMAN     Structured investing entity       Cayman          1   GS KILLINGHOLME CAYMAN          100.0000%
INVESTMENTS II LTD                                           Islands             INVESTMENTS LTD.

GS KILLINGHOLME CAYMAN     GSKC III is a new entity          Cayman          2   GS KILLINGHOLME CAYMAN            0.0100%
INVESTMENTS III            that will be party to cross       Islands             INVESTMENTS LTD.
                           currency basis swaps as
                           part of a larger structured                           GS KILLINGHOLME CAYMAN           99.9900%
                           deal by the Structured                                INVESTMENTS II LTD
                           Investing desk in ESSG.  As                                                           ---------
                           per the derivative booking                                                            100.0000%
                           policy, any entity that
                           enters into derivates must
                           be set up in books an



GS KILLINGHOLME CAYMAN     GSKC III is a new entity          Cayman          3   KILLINGHOLME GENERATION           0.0000%
INVESTMENTS IV, L.P.       that will be party to cross       Islands             LIMITED
                           currency basis swaps as
                           part of a larger structured                           GS KILLINGHOLME CAYMAN            0.0000%
                           deal by the Structured                                INVESTMENTS LTD.
                           Investing desk in ESSG.  As
                           per the derivative booking                            GS KILLINGHOLME CAYMAN          100.0000%
                           policy, any entity that                               INVESTMENTS III
                           enters into derivates must                                                            ---------
                           be set up in books and                                                                100.0000%
                           records. This entity will
                           be formed on the 5th of
                           February.



KPL ACQUISITIONS LIMITED   Killingholme acquisitions         Cayman          1   KILLINGHOLME GENERATION         100.0000%
                                                             Islands             LIMITED

GS LEASING HOLDINGS        Entity set up to act as           United          1   GOLDMAN SACHS GROUP             100.0000%
LIMITED                    trustee for GS Leasing            Kingdom             HOLDINGS (U.K.)
                           Investments. The entity
                           will purely have a tiny
                           amount of capital and cash.

GS LOGISTICS HOLDINGS LTD  Firm direct investment            Mauritius       1   GS DIRECT, L.L.C.               100.0000%
                           hodling company

GS CHROMA HOLDINGS LIMITED Mauritius Holding Company         Mauritius       1   GS DIRECT, L.L.C.               100.0000%
                           which holds an investment
                           related to the GS Direct
                           (PIA) area.

GOLDMAN SACHS TRUSTEE      For conducting the mutual         India           1   GSAM INDIA HOLDINGS LIMITED     100.0000%
COMPANY (INDIA) PRIVATE    fund business in India
LIMITED

GOLDMAN SACHS ASSET        For conducting the mutual         India           1   GSAM INDIA HOLDINGS LIMITED     100.0000%
MANAGEMENT (INDIA) PRIVATE fund business in India
LIMITED

REP PEB REALTY, L.L.C.     Hold real estate investment       Delaware        1   GOLDMAN SACHS LENDING           100.0000%
                                                                                 PARTNERS LLC

REP ALX REALTY, L.L.C.     REPIA entity.                     Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                                                                                 INC.

REP PRS II FTB, L.L.C.     Ownership of Fountains at         Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           Delray Beach Apartment Homes                          INC.

REP PRS II WTE, L.L.C.     Ownership of Waters Edge          Delaware        1   THE GOLDMAN SACHS GROUP,        100.0000%
                           Apartment Homes                                       INC.

ITEM 27. NUMBER OF CONTRACT OWNERS

As of May 31, 2009, there were no Contract Owners of qualified Contracts or non-qualified Contracts.

ITEM 28. INDEMNIFICATION

Article VI of the Bylaws of the Company states: The Corporation shall indemnify to the full extent permitted by applicable law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person's testator or intestate is or was a director, officer or employee of the Corporation or serves or served at the request of the Corporation any other enterprise as a director, officer or employee. Expenses, including attorneys' fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by the Corporation promptly upon receipt by it of an undertaking of such person to repay such expenses if such person if finally adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Corporation or other enterprise. The Corporation shall accept such undertaking without reference to the financial ability of such person to make repayment. Notwithstanding the foregoing, no indemnification shall be provided for any person with respect to any matter as to which such person shall have been finally adjudicated not to have acted in good faith in the reasonable belief that the action was in best interests of the Corporation or other enterprise. No matter disposed of by settlement, compromise, the entry of a consent decree or the entry of any plea in a criminal proceeding, shall of itself be deemed an adjudication of not having acted in good faith in the reasonable belief that the action was in the best interest of the Corporation. The rights provided to any person by this by-law shall be enforceable against the Corporation by such person who shall be presumed to have relied upon it in serving or continuing to serve as director, officer or employee as provided above. No amendment of this by-law shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment.

ITEM 29. PRINCIPAL UNDERWRITERS

     (a) Epoch Securities, Inc. also acts as a principal underwriter for the following:

          - VEL Account, VEL II Account, VEL Account III, Separate Account SPL-D, Separate Account IMO, Select Account III, Inheiritage Account, Separate Accounts VA-A, VA-B, VA-C, VA-G, VA-H, VA-K, VA-P, Commonwealth Annuity Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, Fulcrum Variable Life Separate Account, Separate Account FUVUL, Separate Account IMO, and Commonwealth Annuity Select Separate Account of Commonwealth Annuity and Life Insurance Company

          - Inheiritage Account, VEL II Account, Separate Account I, Separate Account VA-K, Separate Account VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, and Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company.

     (b) The Principal Business Address of each of the following Directors and Officers of Epoch Securities, Inc. is 132 Turnpike Road, Suite 210, Southborough, MA 01772.

NAME                   POSITION OR OFFICE WITH UNDERWRITER
----                   -----------------------------------
Julie Abraham          Assistant Secretary
Elizabeth E. Beshel    Treasurer
Steven M. Bunson       Assistant Treasurer
Richard Cohn           Assistant General Counsel and Secretary
John S. Daly           Director
Kathleen Jack          Chief Compliance Officer, Securities Underwriting Activities
Kenneth L. Josselyn    Assistant Secretary
Robert A. Mass         Compliance Officer
Albert P. Meo          Finance and Operations Principal
Beverly O'Toole        Assistant Secretary
Stephen R. Pierce      Director and Vice President
Benjamin J. Rader      Assistant Secretary
Michael A. Reardon*    Director, President, Chief Executive Officer and Chief Operating Officer
Margot Kibbe Wallin*   Chief Compliance Officer, Variable Products Distribution

     (c) As indicated in Part B (Statement of Additional Information), the following commissions and other compensation were received by Epoch Securities, Inc., directly or indirectly, from the Registrant during the Registrant's last fiscal year.

                         (2) NET UNDERWRITING
 (1) NAME OF PRINCIPAL       DISCOUNTS AND      (3) COMPENSATION ON   (4) BROKERAGE    (5) OTHER
      UNDERWRITER             COMMISSIONS            REDEMPTION        COMMISSIONS    COMPENSATION
----------------------   --------------------   -------------------   -------------   ------------
Epoch Securities, Inc.           None                   None               N/A             N/A

As indicated in Part B (Statement of Additional Information) in response to
Item 20(c), there were no commissions retained by Epoch Securities, Inc., the principal underwriter of the Contracts, for sales of variable contracts funded by the Registrant in 2008. No other commission or other compensation was received by Epoch Securities, Inc., directly or indirectly, from the Registrant during the Registrant's last fiscal year.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

Each account, book or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained for the Company by Security Benefit Life Insurance Company at One Security Benefit Place, Topeka, Kansas.

ITEM 31. MANAGEMENT SERVICES

The Company provides daily unit value calculations and related services for the Company's separate accounts.

ITEM 32. UNDERTAKINGS

     (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) The Registrant hereby undertakes to include as part of the application to purchase a Contract a space that the applicant can check to request a Statement of Additional Information.

     (c) The Registrant hereby undertakes to deliver a Statement of Additional Information and any financial statements promptly upon written or oral request, according to the requirements of Form N-4.

     (d) Rule 484 Undertaking- Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (e) Commonwealth Annuity and Life Insurance Company hereby represents that the aggregate fees and charges deducted under the Contracts are reasonable in relation to the services rendered, expenses expected to be incurred, and risks assumed by the Company.

ITEM 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(b) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

Registrant, a separate account of Commonwealth Annuity and Life Insurance Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11). Registrant has taken the following steps in reliance on the letter:

     1. Appropriate disclosures regarding the redemption withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

     2. Appropriate disclosures regarding the redemption withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

     3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the redemption withdrawal restrictions imposed by the Program and by
          Section 403(b)(11) to the attention of potential participants.

     4.   A signed statement acknowledging the participant's understanding of
          (i) the restrictions on redemption withdrawal imposed by the Program and by Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Southborough, and Commonwealth of Massachusetts, on the 11 day of June, 2009.

                   COMMONWEALTH ANNUITY SEPARATE ACCOUNT A OF
                 COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

                 COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
                                   (DEPOSITOR)


                                        By: /s/ Scott D. Silverman
                                            ------------------------------------
                                            Scott D. Silverman, Vice President,
                                            General Counsel, and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Pre-effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on the 11 day of June, 2009.



/s/ Timothy D. Rogers                   Vice President and Chief Financial
-------------------------------------   Officer
Timothy D. Rogers


Allan S. Levine*                        Chairman of the Board
-------------------------------------


Manda J. D'Agata*                       Director, Vice President and Treasurer
-------------------------------------


J. William McMahon*                     Director
-------------------------------------


Donald R. Mullen*                       Director
-------------------------------------


Michael A. Reardon*                     Director, President and Chief Executive
-------------------------------------   Officer


Michael Rotter*                         Director
-------------------------------------


Nicholas Helmuth von Moltke*            Director and Senior Vice President
-------------------------------------


Jane S. Grosso*                         Vice President and Controller
-------------------------------------   (Chief Accounting Officer)

* Scott D. Silverman by signing his name hereto, does hereby sign this document on behalf of the Directors and Officers of the Registrant indicated above pursuant to the Powers of Attorney dated April 17, 2009 duly executed by such persons and filed herewith.


/s/ Scott D. Silverman
-------------------------------------
Scott D. Silverman Attorney-in-Fact

                                  EXHIBIT TABLE

EXHIBIT 3(a)    Amendment No. 1 to Underwriting and Administrative Services
                Agreement between Commonwealth Annuity and Life Insurance
                Company and Epoch Securities Inc.

EXHIBIT 3 (c)   Amendment No. 1 to Selling Agreement by and between Epoch
                Securities, Inc., Commonwealth Annuity and Life Insurance
                Company and "Broker-Dealer"

EXHIBIT 4(a)    Policy (Form No. 3040-09)

EXHIBIT 4 (c)   Qualified Plan Rider (4018-09)

EXHIBIT 4 (h)   Tax Sheltered Annuity (TSA) Endorsement (4019-09)

EXHIBIT 5       Application (Form No. HN 404)

EXHIBIT 8(b)    Directors' Powers of Attorney

EXHIBIT 9       Opinion of Counsel

EXHIBIT 10      Consent of Independent Registered Public Accounting Firm

EXHIBIT 13(d) Amendment No. 2 to Amended and Restated Participation Agreement between Franklin Templeton Variable Insurance Products Trust, et al.

EXHIBIT 13(e)   Amendment No. 1 to the Amended and Restated Participation
                Agreement dated August 1, 2007 by and between Goldman Sachs
                Variable Insurance Trust, Goldman, Sachs & Co., and Commonwealth
                Annuity and Life Insurance Company

EXHIBIT 13(f)   Amendment No. 1 to the Participation Agreement dated August 1,
                2007 by and between Goldman Sachs Trust, Goldman, Sachs & Co.
                and Commonwealth Annuity and Life Insurance Company

EXHIBIT 13(h) Amendment dated June 1, 2009 to the Participation Agreement with MFS Variable Insurance Trust

EXHIBIT 13(i)   Amendment dated May 15, 2009 to the Amended and Restated
                Participation Agreement dated as of May 1, 2000 by and among Oppenheimer Variable Account Funds, Oppenheimerfunds, Inc. and
                Commonwealth Annuity and Life Insurance Company